上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

RECEIVED

2007 DEC 27 A 8:13

Our Ref: SIHL/ADR/07

19th December 2007

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

07028766

Dear Sirs,

SUPPL

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Information
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose a shareholders' circular dated 19th December 2007 of the Company pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(4) and (5), the aforesaid circular shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of the same shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

PROCESSED
DEC 3 1 2007
THOMSON
FINANCIAL

Yours faithfully,

Marina Wong
Company Secretary

Dec 12/27

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ACTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Shanghai Industrial Holdings Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of Shanghai Industrial Holdings Limited.

SIIC 上海實業控股有限公司

SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

MAJOR TRANSACTION IN RELATION TO THE PROPOSED ACQUISITION OF AN ADDITIONAL 19% EQUITY INTEREST IN SHANGHAI URBAN DEVELOPMENT (HOLDINGS) CO., LTD.

A letter from the Board is set out on pages 3 to 14 of this circular.

19th December 2007

CONTENTS

In this circular, the following expressions have the following meanings unless otherwise defined or the context requires otherwise:–

"Acquisition Documents"	the Equity Transfer Contract and the supplemental agreement to the joint venture contract of Shanghai Urban Development and the supplemental agreement to the joint venture articles of Shanghai Urban Development to be entered into between Xuhui SAAC and the Company pursuant to the Equity Transfer Contract
"Board"	the board of Directors
"Company"	Shanghai Industrial Holdings Limited, a company incorporated under the laws of Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange
"connected person(s)"	has the meaning ascribed thereto under the Listing Rules
"Consideration"	the consideration for the Proposed Acquisition in the amount of RMB1,568,707,100
"Directors"	the directors of the Company
"Enlarged Group"	the Group and Urban Development Group
"Equity Transfer Contract"	the equity transfer contract in respect of the sale and purchase of a 19% equity interest in Shanghai Urban Development dated 29th October 2007 entered into between the Company as purchaser and Xuhui SAAC as vendor as supplemented by a supplemental contract entered into between the same parties on the same date
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Third Party(ies)"	(a) third party(ies) which is(are) not (a) connected person(s) of the Company
"Latest Practicable Date"	14th December 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange

"Model Code"	Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules
"PRC"	the People's Republic of China
"Proposed Acquisition"	the proposed Acquisition of 19% equity interest in Shanghai Urban Development by the Company from Xuhui SAAC pursuant to the Equity Transfer Contract
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong)
"Shanghai Urban Development"	上海城開(集團)有限公司 (Shanghai Urban Development (Holdings) Co., Ltd.*), a Sino-foreign equity joint venture company established in the PRC
"Shares"	shares of HK$0.10 each in the capital of the Company
"Shareholders"	holders of Shares
"SIIC"	Shanghai Industrial Investment (Holdings) Co. Ltd., a company incorporated under the laws of Hong Kong with limited liability
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Urban Development Group"	Shanghai Urban Development and its subsidiaries
"Valuation Date"	31st July 2007
"Xuhui SAAC"	上海市徐滙區國有資產監督管理委員會 (Xuhui District State-owned Assets Administrative Committee), a government authority authorised by and established directly under Shanghai Xuhui District People's Government for supervising and managing state-owned assets in the possession of Xuhui District, including but not limited to, to exercise state-owned shareholders' right over Shanghai Urban Development

For the purposes of this circular, for illustration purpose, amounts in RMB have been translated into Hong Kong dollars at the exchange rate of HK$1.00 to RMB0.96. Such translation does not constitute a representation that any amount has been, could have been or may be exchanged at such rates.

* *The English name is an informal English translation of its official Chinese name.*

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 363)

Executive Directors:
Mr. Cai Lai Xing *(Chairman)*
Mr. Cai Yu Tian *(Vice Chairman and Chief Executive Officer)*
Mr. Lu Ming Fang
Mr. Ding Zhong De
Mr. Zhou Jie *(Executive Deputy CEO)*
Mr. Qian Shi Zheng *(Deputy CEO)*
Mr. Yao Fang
Mr. Tang Jun

Independent Non-Executive Directors:
Dr. Lo Ka Shui
Prof. Woo Chia-Wei
Mr. Leung Pak To, Francis

Registered office:
26th Floor
Harcourt House
39 Gloucester Road
Wanchai
Hong Kong

19th December 2007

To the Shareholders

Dear Sir or Madam,

**MAJOR TRANSACTION
IN RELATION TO THE PROPOSED ACQUISITION
OF AN ADDITIONAL 19% EQUITY INTEREST IN
SHANGHAI URBAN DEVELOPMENT (HOLDINGS) CO., LTD.**

1. INTRODUCTION

On 29th October 2007, the Board announced that the Company entered into the Equity Transfer Contract with Xuhui SAAC for the acquisition by the Company of an additional 19% equity interest in Shanghai Urban Development at a cash consideration of RMB1,568,707,100 (equivalent to approximately HK$1,634,070,000). To the best of the Directors' knowledge, information and belief and having made all reasonable enquiries, Xuhui SAAC is an Independent Third Party.

Prior to the Proposed Acquisition, Shanghai Urban Development was held as to 40% by the Company, while after the Proposed Acquisition, Shanghai Urban Development would be held as to 59% of the Company. As the assets of Shanghai Urban Development will be consolidated to the accounts of the Group after the Proposed Acquisition, and hence the Proposed Acquisition constitutes a major transaction of the Company under Chapter 14 of the Listing Rules. The Company has obtained written approval of the Equity Transfer Contract from the companies controlled by SIIC, which together held, approximately 51.21%

and approximately 51.04% in nominal value of the securities giving the right to attend and vote at any general meeting of the Company as at the date of such approval and as at the Latest Practicable Date respectively. Pursuant to Rule 14.44 of the Listing Rules, the Proposed Acquisition has been approved by way of written shareholders' approval in lieu of holding a general meeting of the Company.

The purpose of this circular is to provide the Shareholders with further information on such transactions and to give other information in relation to the Company.

2. PROPOSED ACQUISITION

The Equity Transfer Contract

Major terms of the Equity Transfer Contract are summarised as below:–

Date	:	29th October 2007
Parties	:	(1) The Company (2) Xuhui SAAC
Nature of the transaction	:	Pursuant to the Equity Transfer Contract, Xuhui SAAC has agreed to sell, and the Company has agreed to purchase, a 19% equity interest in Shanghai Urban Development.
Consideration	:	The Consideration of RMB1,568,707,100 (equivalent to approximately HK$1,634,070,000), is the price quoted by Xuhui SAAC in the listed offer documents. As disclosed in the relevant listed offer documents, the Company was given to understand that the consideration was determined by reference to the appraised net asset value of Shanghai Urban Development as at the Valuation Date of approximately RMB7,203,721,600 (equivalent to approximately HK$7,503,877,000). The Consideration is payable in full in cash in either Hong Kong dollars or United States dollars within five business days from the effective date of the Equity Transfer Contract. The Company has already paid RMB300,000,000 (equivalent to approximately HK$312,500,000 to 上海聯合產權交易所 (Shanghai United Assets and Equity Exchange) as security deposit. Such deposit will be paid to Xuhui SAAC as part of the Consideration if the Equity Transfer Contract becomes effective or will be refunded to the Company if the Company's failure to pay the Consideration is caused by reasons other than its breaches.

Non-disposal Undertaking	:	The Company has undertaken to Xuhui SAAC that for a period of five years after the acquisition of the 19% equity interest in Shanghai Urban Development pursuant to the Equity Transfer Contract, the Company shall not transfer or pledge to others such equity interest, without the approval of Xuhui SAAC.
Other Undertakings	:	The Company has also undertaken to Xuhui SAAC that:

(1) if Shanghai Urban Development needs to increase its capital, the Company will contribute to such increase in capital in cash in proportion to its equity interest in Shanghai Urban Development; and

(2) if Shanghai Urban Development needs to borrow money from financial institutions due to its business needs, the Company will provide guarantee in respect of such borrowing in proportion to its equity interest in Shanghai Urban Development.

The Company and Xuhui SAAC have agreed, among other things, that:

(1) in respect of certain assets of Shanghai Urban Development which had been appraised at certain value or at zero value, if the actual value of such assets finally turn out to be different from the appraised value, any shortfall or excess shall be borne by or belong to (as the case may be) Xuhui SAAC;

(2) the Company shall cooperate with Xuhui SAAC in the latter's exercise of its ownership rights over certain assets which have been excluded from the scope of valuation but are still registered in the name of Shanghai Urban Development; and

(3) if 上海徐滙國有資產投資經營有限公司 (Shanghai Xuhui State-owned Assets Management Co. Ltd.) incurs liabilities under various guarantees given by it in respect of certain loans obtained by Shanghai Urban Development from banks prior to the signing of the Equity Transfer Contract, such economic loss shall

be borne by Shanghai Urban Development in accordance with the law. Whereas, if Shanghai Urban Development incurs liabilities under various guarantees given by it in respect of certain loans obtained by 上海徐滙國有資產投資經營有限公司 (Shanghai Xuhui State-owned Assets Management Co. Ltd.) from banks prior to the signing of the Equity Transfer Contract, Xuhui SAAC shall compensate Shanghai Urban Development in respect of the actual economic loss suffered by Shanghai Urban Development out of Xuhui SAAC's share of the future profits of Shanghai Urban Development in respect of its 41% equity interest.

Board composition of Shanghai Urban Development	:	The board of directors of Shanghai Urban Development shall consist of seven members. The Company and Xuhui SAAC are entitled to appoint four directors and three directors of Shanghai Urban Development respectively. The chairman of the board of directors of Shanghai Urban Development shall be appointed by the Company and the vice-chairman of the board of directors of Shanghai Urban Development shall be appointed by Xuhui SAAC.
Others	:	Xuhui SAAC and the Company have agreed that at the same time as the implementation of the Equity Transfer Contract, the joint venture contract and the joint venture articles of Shanghai Urban Development shall be amended in accordance with the relevant laws and regulations of the PRC.
Effective Date	:	The Equity Transfer Contract will become effective when it is approved by the relevant approval authorities in the PRC. It is agreed that subject to the compliance of the requirements of the Listing Rules in respect of the Proposed Acquisition, the Acquisition Documents shall be submitted to the approval authorities with competent jurisdiction. As at the Latest Practicable Date, the application of approval by the relevant authorities was in progress.

Corporate structure before and after completion of the Proposed Acquisition

Following completion of the Proposed Acquisition, the Company's equity interest in Shanghai Urban Development will be increased from 40% to 59% and Shanghai Urban Development will be accounted for as a non-wholly owned subsidiary of the Company. Hence, the financial results of Shanghai Urban Development will be consolidated into the Group.

Set out below are the shareholding structures of Shanghai Urban Development as at the Latest Practicable Date and immediately after completion of the Proposed Acquisition respectively:

As at the Latest Practicable Date


Xuhui SAAC Note
The Company
60%
40%
Shanghai Urban Development

Immediately after completion of the Proposed Acquisition


Xuhui SAAC Note
The Company
41%
59%
Shanghai Urban Development

Note: Xuhui SAAC is authorised by Shanghai Xuhui District People's Government to exercise state-owned shareholder's rights.

Reasons for and Benefits of the Proposed Acquisition

The management team of Shanghai Urban Development is experienced in the development of real estates. The Company enjoys good reputation in the real estate industry in Shanghai, winning honours including "Top 100 Real Estate Enterprises in the PRC" and "Top Ten Fastest Growing Real Estate Enterprises" in 2006. It is expected that further acquisition of interest in Shanghai Urban Development thereby obtaining a controlling stake will enable the Company to rapidly establish a dynamic platform for real estate business of the Group. The expansion in the scale of its investments in real estate business will benefit from the solid financial strength of the Company, a low gearing ratio and a strong cash flow position.

Based on the due diligence on Shanghai Urban Development conducted by the Company and the information gathered and the internal assessment of the asset value of Shanghai Urban Development and after taking into account the rise in property values in the PRC property market and the fact that the Proposed Acquisition will result in the Company obtaining a controlling stake in Shanghai Urban Development, the Directors consider that the Consideration is fair and reasonable so far as the Company and the Shareholders are concerned. The Directors also consider that the Equity Transfer Contract is on normal commercial terms and is fair and reasonable so far as the Company and the Shareholders are concerned. The Directors consider the entering into of the Equity Transfer Contract is in the interest of the Company and the Shareholders as a whole and would recommend the Shareholders to vote in favour of the resolution to approve the Proposed Acquisition if a general meeting were to be held for such purpose.

Source of Funding

The Company will fund the Consideration by the internal resources of the Company.

3. FINANCIAL EFFECTS OF THE PROPOSED ACQUISITION

Upon Completion, Shanghai Urban Development will become a non wholly-owned subsidiary of the Company and the post-acquisition financial results of Shanghai Urban Development will be consolidated to the results of the Group.

(i) Net assets value

Based on the unaudited pro forma statement of the Enlarged Group as set out in Appendix III to this circular, it is estimated that the unaudited pro forma total assets and total liabilities of the Enlarged Group will be increased by approximately HK$14,407 million and HK$9,497 million respectively and the unaudited pro forma minority interests of the Enlarged Group will be increased by approximately HK$4,910 million. As a result, the unaudited pro forma equity attributable to equity holders of the Company of the Enlarged Group will be approximately HK$18,173 million. There will be no change of equity attributable to equity holders of the Company upon completion of the acquisition.

(ii) Earnings

Upon Completion, the financial results of the Enlarged Group shall include 19% of the financial result of Shanghai Urban Development. In addition, the Enlarged Group will record a goodwill of an amount equivalent to the amount of premium paid by the Company over the net asset value of Shanghai Urban Development attributable to the Enlarged Group. In accordance with the Group's current accounting policies, such goodwill will be tested annually for impairment.

4. MANAGEMENT DISCUSSION AND ANALYSIS OF SHANGHAI URBAN DEVELOPMENT

Business carried on by Shanghai Urban Development

Shanghai Urban Development was established in 1996 and was converted from a state-owned enterprise to a Sino-foreign equity joint venture company in July 2007 following the acquisition by the Company of a 40% equity interest in it. As at the Latest Practicable Date, Shanghai Urban Development had a registered capital of Shanghai Urban Development RMB301.33 million and was owned as to 60% by Xuhui SAAC and as to 40% by the Company.

Shanghai Urban Development and its subsidiaries together have a land reserve with a total gross floor area of about 2 million square meters for development, which includes commercial and residential development projects in Shanghai, Kunshan (Jiangsu province), Changsha (Hunan province) and Hefei (Anhui province). Among these projects are "Xujiahui Centre" and "Urban Cradle" in which Shanghai Urban Development has a 60% and 90%

interest respectively. "Xujiahui Centre" (currently in the planning stage) is located above the Xuhui subway station in the main commercial hub of Shanghai and will be one of the largest comprehensive commercial projects in downtown Shanghai, which has a planned development site area of approximately 13.2 hectares. "Urban Cradle" (five out of the six phases are currently under development) is one of the largest residential projects in southwest Shanghai, within the Middle Ring Road territory with a planned development site area of approximately 94.3 hectares.

The current principal activities of Shanghai Urban Development and its subsidiaries include real estate development and consultancy services, resettlement work, ancillary construction equipment, construction material, industrial investment, domestic trading (specially regulated ones excepted) and property sales, leasing and management.

Financial information on Shanghai Urban Development

The accountants' report on Shanghai Urban Development has been set out in Appendix II to this circular. Set out below is a summary of the audited consolidated financial results and consolidated net asset value of Shanghai Urban Development for each of the three years ended 31st December 2004, 2005 and 2006, the seven months ended 31st July 2007 and the corresponding seven months ended 31st July 2006 unaudited consolidated financial results prepared in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants as extracted from the accountants' report on Shanghai Urban Development:

	Year ended 31st December			**Seven months ended 31st July**	
	2004	**2005**	**2006**	**2006**	**2007**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
	(audited)	*(audited)*	*(audited)*	*(unaudited)*	*(audited)*
Consolidated turnover	2,707,752	2,045,828	4,185,095	3,344,044	1,222,214
Consolidated profit/(loss) before taxation and minority interests	380,576	63,854	789,938	840,978	(13,830)
Consolidated profit after taxation and minority interests	223,179	39,040	299,048	338,094	(27,051)
Consolidated equity attributable to equity holders of Shanghai Urban Development	484,798	453,546	758,463	N/A	2,923,993

Review on past performance

Consolidated turnover

For each of the three years ended 31st December 2006 and the seven months ended 31st July 2007, turnover of Shanghai Urban Development was approximately RMB2,707,752,000, RMB2,045,828,000, RMB4,185,095,000 and RMB1,222,214,000 respectively. Turnover of Shanghai Urban Development was derived from the operation of property development, sales and related services as well as supermarket business in the PRC during the three years ended 31st December 2006 and the seven months ended 31st July 2007. The fluctuation in turnover during the periods was mainly due to number of flats completed and sold.

Consolidated profit after taxation and minority interests

Shanghai Urban Development recorded consolidated profit after taxation and minority interests of approximately RMB223,179,000, RMB39,040,000, RMB299,048,000 and RMB27,051,000 for the three years ended 31st December 2006 and the seven months ended 31st July 2007 respectively.

Review on financial position

Consolidated total assets

The consolidated total assets of Shanghai Urban Development as at 31st December 2004, 2005 and 2006 and 31st July 2007 were approximately RMB6,167,723,000, RMB7,904,861,000, RMB8,193,339,000 and RMB11,273,183,000 respectively. The major assets of Shanghai Urban Development were inventories of approximately RMB4,366,830,000, RMB4,673,491,000, RMB5,522,627,000 and RMB5,670,788,000 respectively, accounted for around 70.8%, 59.1%, 67.4% and 50.3% of its consolidated total assets respectively.

Consolidated total liabilities

As at 31st December 2004, 2005 and 2006 and 31st July 2007, the consolidated total liabilities of Shanghai Urban Development were approximately RMB5,500,663,000, RMB7,260,938,000, RMB6,802,341,000 and RMB7,752,845,000 respectively. The major liabilities of Shanghai Urban Development were trade and other payables and bank borrowings to finance the property development business.

Liquidity and financial resources

As at 31st December 2004, 2005 and 2006, the working capital of Shanghai Urban Development was mainly financed by bank borrowing. As at 31st July 2007, the working capital of Shanghai Urban Development was strengthened by the capital contribution from the Company to acquire 40% of equity interest of Shanghai Urban Development and financial support from shareholders, it is anticipated that Shanghai Urban Development should have adequate financial resources to meet its ongoing operating and development requirements.

Gearing ratio

Shanghai Urban Development had interest-bearing borrowing approximately RMB1,399,000,000, RMB2,777,000,000, RMB3,162,500,000 and RMB3,447,500,000 as at 31st December 2004, 2005 and 2006 and 31st July 2007 respectively, and the net debt ratio of Shanghai Urban Development was approximately 50.5%, 37.8%, 47.9% and 3.2% as at 31st December 2004, 2005 and 2006 and 31st July 2007 respectively.

Treasury policies

Shanghai Urban Development had no formal treasury policy and did not entered into any form of financial arrangement for hedging during the three years ended 31st December 2006 and the seven months ended 31st July 2007.

Capital structure

Shanghai Urban Development is a state-owned enterprise established in the PRC on 30th April 1996 with registered and paid up capital of RMB180,800,000. On 27th June 2007, the Company and the PRC JV Partner, Xuhui SAAC entered into a Capital Contribution Agreement, pursuant to which the Company has agreed to make a capital contribution of RMB2,130,660,600 to Shanghai Urban Development, of which RMB120,530,000 was contributed to the registered capital of Shanghai Urban Development and the remaining RMB2,010,130,600 was contributed to its capital reserve. The Capital Contribution was injected in July 2007 and was reflected in capital and reserve of Shanghai Urban Development as at 31st July 2007.

Foreign exchange risk management

During the three years ended 31st December 2006 and the seven months ended 31st July 2007, the transactions entered into by Shanghai Urban Development were mainly denominated in RMB. It is expected that its exposure to foreign exchange risk is minimal. Therefore, no formal foreign exchange risk management policy was adopted by Shanghai Urban Development.

Capital commitments, pledge of assets and contingent liabilities

As at 31st December 2005, Shanghai Urban Development had capital commitment for acquisition of an associate of approximately RMB18,000,000. As at 31st December 2004, 2005 and 2006 and 31st July 2007, Shanghai Urban Development had capital commitments for acquisition of property, plant and equipment of approximately RMB4,172,000, RMB9,483,000, nil and RMB2,584,000 respectively. Shanghai Urban Development used its internal resources to finance such commitment.

As at 31st December 2004, 2005 and 2006 and 31st July 2007, assets of Shanghai Urban Development of approximately RMB985,216,000, RMB842,316,000, RMB2,104,842,000 and RMB2,855,332,000 respectively had been pledged to banks to secure general banking facilities granted to Shanghai Urban Development.

As at 31st December 2004, 2005 and 2006 and 31st July 2007, no contingent liability was identified.

Employees and remuneration policies

As at 31st December 2004, 2005 and 2006 and 31st July 2007, Shanghai Urban Development had 6,239, 7,432, 7,685 and 7,496 employees in the PRC respectively. The total staff costs for the three years ended 31st December 2006 and the seven months ended 31st July 2007 amounted to approximately RMB118,574,000, RMB138,025,000, RMB170,380,000 and RMB109,527,000 respectively. Employees are remunerated according to their performance and work experience.

Significant investments, material acquisition and disposals/future plans for material investments

Acquisition of subsidiaries

During the year ended 31st December 2006, the Shanghai Urban Development acquired certain subsidiaries, details of which are as follows:

In March 2006, the Shanghai Urban Development acquired 60% of the issued share capital of Shanghai Jiujiu Plaza Investment Development Co., Ltd. for a consideration of RMB16,925,000. This acquisition has been accounted for using the purchase method and no goodwill or discount on acquisition was arose on this acquisition.

In July 2006, the Shanghai Urban Development's equity interest in Shanghai Huanyu Urban Investment Development Co., Ltd. was increased from 30% to 60% as a result of a further 30% contribution from Xuhui SAAC. Shanghai Huanyu Urban Investment Development Co., Ltd. is a Sino-foreign equity joint venture company established in the PRC and is previously classified as an associate of the Shanghai Urban Development.

Disposal of subsidiaries

In February 2004, the Shanghai Urban Development disposed of its entire equity interest in Shanghai Urban Development Assets and Equity Agency Co., Ltd. for a consideration of RMB50,000,000.

In December 2005, the Shanghai Urban Development disposed of its entire equity interest in Shanghai Urban Development International Trade Co., Ltd. for a consideration of RMB1,821,000.

In January 2006, the Shanghai Urban Development disposed of its entire equity interests in Shanghai Kai Wen Ke Lan Comestic Co., Ltd. for a consideration of RMB2,550,000.

In March 2007, the Shanghai Urban Development's equity interest in Shanghai Jiujiu Plaza was diluted from 60% to 19.9% as a result of capital injection by external investors.

Except as disclosed in the accountants' report as set out in Appendix II to this circular, Shanghai Urban Development had no plan for any significant investment, acquisition and disposal as at the Latest Practicable Date.

5. LISTING RULES IMPLICATIONS

Prior to the Proposed Acquisition, Shanghai Urban Development was held as to 40% by the Company, while after the Proposed Acquisition, Shanghai Urban Development would be held as to 59% of the Company. As the assets of Shanghai Urban Development will be consolidated into the accounts of the Group after the Proposed Acquisition, 100% of the total assets, profits and revenue have been used in the calculation of the size tests under Rule 14.28(1) of the Listing Rules.

In respect of the Proposed Acquisition, as all the applicable percentage ratios (except the consideration ratio) calculated in accordance with Chapter 14 of the Listing Rules are more than 25% but less than 100%, it constitutes a major transaction of the Company under Chapter 14 of the Listing Rules. Accordingly, the Proposed Acquisition is subject to reporting, announcement and shareholders' approval requirements of the Listing Rules.

Shareholders' Approval

The Company has obtained written approval of the Equity Transfer Contract from the companies controlled by SIIC which together hold as at the date of such approval approximately 51.21% in nominal value of the securities giving the right to attend and vote at any general meeting of the Company. These companies, namely, Shanghai Investment Holdings Limited, SIIC Capital (B.V.I.) Limited and SIIC CM Development Limited, altogether holding 548,076,000 Shares at the date of such approval are all wholly-owned subsidiaries of SIIC and constitute a closely allied group of shareholders under Rule 14.45 of the Listing Rules. Apart from SIIC, no connected person of the Company holds any shares in any of these three Shareholders. Any Shareholders with a material interest in the Proposed Acquisition and his associates will abstain from voting on the Proposed Acquisition. None of the Shareholders is materially interested in the Proposed Acquisition and, as such, no Shareholder is required to abstain from voting if the Company was to convene a general meeting for the approval of the Proposed Acquisition.

Pursuant to Rule 14.44 of the Listing Rules, the Proposed Acquisition has been approved by way of written shareholders' approval in lieu of holding a general meeting of the Company.

6. GENERAL INFORMATION

The Group is principally engaged in the business of real estate investment, infrastructure facilities, medicine and consumer products.

Xuhui SAAC is a government authority authorised by and established directly under Shanghai Xuhui District People's Government for supervising and managing state-owned assets in the possession of Xuhui District, including but not limited to, to exercise state-owned shareholders' right over Shanghai Urban Development.

7. ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendices to this circular.

Yours faithfully,
For and on behalf of the Board
CAI LAI XING
Chairman

FINANCIAL SUMMARY

The following is a summary of the audited consolidated income statement and consolidated balance sheet of the Group for the three years ended 31st December 2006 as extracted from the relevant annual reports of the Group for the years presented.

	Year ended 31st December		
	2006	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*
RESULTS			
Turnover	6,851,023	6,025,285	3,428,939
Cost of sales	(4,307,078)	(3,719,705)	(1,505,051)
Gross profit	2,543,945	2,305,580	1,923,888
Investment income	726,676	389,460	233,570
Other income	310,815	162,361	31,127
Distribution costs	(873,253)	(830,374)	(741,799)
Administrative expenses	(792,179)	(716,676)	(401,784)
Other expenses	(1,900)	(9,648)	(144,532)
Finance costs	(104,555)	(82,024)	(19,317)
Share of results of jointly controlled entities	21,152	2,839	76,201
Share of results of associates	157,215	102,532	254,132
Net gain on disposal of interests in subsidiaries, associates and jointly controlled entities	23,842	180,661	698,523
Allowance for amount due from a jointly controlled entity	–	–	(33,376)
Dilution loss on share reform of a subsidiary	(214,955)	–	–
Loss on share reform of an associate	(27,739)	–	–
Impairment losses recognised in respect of goodwill relating to subsidiaries and interests in an associate and a jointly controlled entity	(32,352)	(26,185)	(191,232)
Discount on acquisition of additional interests in subsidiaries	–	2,324	–
Impairment loss on assets classified as held for sale	–	(31,247)	–
Profit before taxation	1,736,712	1,449,603	1,685,401
Income tax expenses	(236,442)	(194,042)	(186,152)
Profit for the year	1,500,270	1,255,561	1,499,249
Earnings per share – basic	HK$1.30	HK$1.07	HK$1.45

	As at 31st December		
	2006	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*
ASSETS AND LIABILITIES			
Total assets	23,658,128	21,972,155	20,606,861
Total liabilities	3,927,133	3,764,126	3,515,634
Minority interests	2,225,614	1,832,137	1,476,366
Equity attributable to equity holders of the Company	17,505,381	16,375,892	15,614,861
Shareholders' equity per share	HK$18.07	HK$16.93	HK$16.29

Consolidated Income Statement
For the year ended 31st December 2006

	Notes	2006 HK$'000	2005 HK$'000
Turnover	6	6,851,023	6,025,285
Cost of sales		(4,307,078)	(3,719,705)
Gross profit		2,543,945	2,305,580
Investment income	7	726,676	389,460
Other income		310,815	162,361
Distribution costs		(873,253)	(830,374)
Administrative expenses		(792,179)	(716,676)
Other expenses		(1,900)	(9,648)
Finance costs	8	(104,555)	(82,024)
Share of results of jointly controlled entities		21,152	2,839
Share of results of associates		157,215	102,532
Net gain on disposal of interests in subsidiaries, associates and jointly controlled entities	9	23,842	180,661
Dilution loss on share reform of a subsidiary	10	(214,955)	–
Loss on share reform of an associate		(27,739)	–
Impairment losses recognised in respect of goodwill relating to subsidiaries and interests in an associate and a jointly controlled entity		(32,352)	(26,185)
Discount on acquisition of additional interests in subsidiaries		–	2,324
Impairment loss on assets classified as held for sale	34	–	(31,247)
Profit before taxation		1,736,712	1,449,603
Income tax expenses	11	(236,442)	(194,042)
Profit for the year	12	1,500,270	1,255,561
Attributable to			
– Equity holders of the Company		1,257,778	1,027,940
– Minority interests		242,492	227,621
		1,500,270	1,255,561
Dividends	14	426,058	529,805
Earnings per share	15		
– Basic		HK$1.30	HK$1.07
– Diluted		HK$1.29	HK$1.06

Consolidated Balance Sheet
At 31st December 2006

	Notes	2006 HK$'000	2005 HK$'000
Non-Current Assets			
Investment properties	16	80,570	51,830
Property, plant and equipment	17	2,671,797	2,404,338
Prepaid lease payments – non-current portion	18	251,016	225,238
Toll road operating right	19	1,778,596	1,776,798
Other intangible assets	20	89,659	95,077
Goodwill	21	421,825	397,987
Interests in jointly controlled entities	23	2,444,993	2,390,508
Interests in associates	24	3,793,890	3,868,057
Available-for-sale investments	25	197,109	321,054
Loan receivables – non-current portion	26	3,689	4,277
Deposits paid on acquisition of property, plant and equipment	27	664,945	26,326
Deposit paid on acquisition of a subsidiary	28	–	68,269
Derivative financial instruments	29	–	6,421
Deferred tax assets	41	28,762	25,876
		12,426,851	11,662,056
Current Assets			
Inventories	30	1,216,612	1,215,725
Trade and other receivables	31	1,513,127	1,539,861
Prepaid lease payments – current portion	18	7,035	8,129
Loan receivables – current portion	26	–	62,757
Financial assets at fair value through profit or loss	32	1,660,111	1,070,042
Pledged bank deposits	33	28,560	28,000
Short-term bank deposits	33	674,845	275,804
Bank balances and cash	33	6,102,154	5,764,596
		11,202,444	9,964,914
Assets classified as held for sale	34	28,833	345,185
		11,231,277	10,310,099
Current Liabilities			
Trade and other payables	35	1,535,920	1,297,662
Taxation payable		102,464	65,236
Short-term bank and other borrowings	36	614,741	1,320,175
		2,253,125	2,683,073
Net Current Assets		8,978,152	7,627,026
Total Assets Less Current Liabilities		21,405,003	19,289,082

Consolidated Balance Sheet
At 31st December 2006

	Notes	2006 HK$'000	2005 HK$'000
Capital and Reserves			
Share capital	37	96,850	96,753
Reserves		17,408,531	16,279,139
Equity attributable to equity holders of the Company		17,505,381	16,375,892
Minority interests		2,225,614	1,832,137
Total Equity		19,730,995	18,208,029
Non-Current Liabilities			
Long-term bank and other borrowings	36	1,561,962	973,574
Deferred tax liabilities	41	112,046	107,479
		1,674,008	1,081,053
		21,405,003	19,289,082

Balance Sheet
At 31st December 2006

	Notes	2006 HK$'000	2005 HK$'000
Non-Current Assets			
Property, plant and equipment	17	5,388	6,134
Investment in subsidiaries	22	1,023,154	1,023,154
Investment in a jointly controlled entity	23	–	141,673
Derivative financial instruments	29	–	6,421
		1,028,542	1,177,382
Current Assets			
Deposits, prepayments and other receivables		13,299	13,345
Amounts due from subsidiaries	40	12,391,032	13,271,642
Short-term bank deposits	33	453,688	171,823
Bank balances and cash	33	2,864,133	1,940,841
		15,722,152	15,397,651
Current Liabilities			
Other payables and accrued charges		41,059	38,873
Amounts due to subsidiaries	40	632,762	387,734
Short-term bank borrowings	36	–	800,000
		673,821	1,226,607
Net Current Assets		15,048,331	14,171,044
Total Assets Less Current Liabilities		16,076,873	15,348,426
Capital and Reserves			
Share capital	37	96,850	96,753
Reserves	39	15,980,023	14,451,673
		16,076,873	14,548,426
Non-Current Liabilities			
Long-term bank borrowings	36	–	800,000
		16,076,873	15,348,426

Consolidated Statement of Changes in Equity

For the year ended 31st December 2006

	Attributable to equity holders of the Company												
	Share capital *HK$'000*	Share premium *HK$'000*	Share options reserve *HK$'000*	Capital redemption reserve *HK$'000*	Other revaluation reserve *HK$'000* *(note i)*	Hedging reserve *HK$'000*	Revaluation reserve *HK$'000*	Translation reserve *HK$'000*	PRC statutory reserves *HK$'000* *(note ii)*	Accumulated profits *HK$'000*	Total *HK$'000*	Minority interests *HK$'000*	Total *HK$'000*
At 1st January 2005	95,864	10,032,631	2,800	1,071	-	(3,328)	-	35,655	385,074	5,063,969	15,613,736	1,476,366	17,090,102
Gain on cash flow hedges	-	-	-	-	-	9,749	-	-	-	-	9,749	-	9,749
Exchange difference arising from translation of financial statements	-	-	-	-	-	-	-	76,942	-	-	76,942	23,186	100,128
Share of exchange difference arising from translation of financial statements of jointly controlled entities	-	-	-	-	-	-	-	44,177	-	-	44,177	-	44,177
Share of exchange difference arising from translation of financial statements of associates	-	-	-	-	-	-	-	20,334	-	-	20,334	-	20,334
Fair value adjustment on acquisition of subsidiaries	-	-	-	-	8,144	-	-	-	-	-	8,144	572	8,716
Net income recognised directly in equity	-	-	-	-	8,144	9,749	-	141,453	-	-	159,346	23,758	183,104
Profit for the year	-	-	-	-	-	-	-	-	-	1,027,940	1,027,940	227,621	1,255,561
Realised on disposal of interest in subsidiaries	-	-	-	-	-	-	-	11	-	-	11	-	11
Realised on disposal of interest in jointly controlled entities	-	-	-	-	-	-	-	(3,576)	(800)	-	(4,376)	-	(4,376)
Realised on disposal of interest in an associate	-	-	-	-	-	-	-	(26)	-	-	(26)	-	(26)
Total recognised income and expense for the year	-	-	-	-	8,144	9,749	-	137,862	(800)	1,027,940	1,182,895	251,379	1,434,274
Exercise of share options	889	-	-	-	-	-	-	-	-	-	889	-	889
Premium arising on issue of shares	-	103,271	-	-	-	-	-	-	-	-	103,271	-	103,271
Transaction costs attributable to issue of new shares	-	(121)	-	-	-	-	-	-	-	-	(121)	-	(121)
Recognition of equity-settled share-based payment expenses	-	-	5,027	-	-	-	-	-	-	-	5,027	1,111	6,138
Transfers	-	-	-	-	-	-	-	-	68,826	(68,826)	-	-	-
Capital contributions by minority shareholders of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	84,159	84,159
Dividends paid to minority shareholders of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(110,994)	(110,994)
Acquisition on additional interests in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(79,100)	(79,100)
Acquired on acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	209,706	209,706
Partial disposal of interest in a subsidiary	-	-	-	-	-	-	-	-	-	-	-	1,825	1,825
Disposal of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	(2,315)	(2,315)
Dividends paid *(note 14)*	-	-	-	-	-	-	-	-	-	(529,805)	(529,805)	-	(529,805)
At 31st December 2005	96,753	10,135,781	7,827	1,071	8,144	6,421	-	173,517	453,100	5,493,278	16,375,892	1,832,137	18,208,029

	Attributable to equity holders of the Company												
	Share capital HK$'000	Share premium HK$'000	Share options reserve HK$'000	Capital redemption reserve HK$'000	Other revaluation reserve HK$'000 *(note i)*	Hedging reserve HK$'000	Revaluation reserve HK$'000	Translation reserve HK$'000	PRC statutory reserves HK$'000 *(note ii)*	Accumulated profits HK$'000	Total HK$'000	Minority interests HK$'000	Total HK$'000
At 1st January 2006	96,753	10,135,781	7,827	1,071	8,144	6,421	–	173,517	453,100	5,493,278	16,375,892	1,832,137	18,208,029
Loss on cash flow hedges	–	–	–	–	–	(6,421)	–	–	–	–	(6,421)	–	(6,421)
Exchange difference arising from translation of financial statements	–	–	–	–	–	–	–	156,992	–	–	156,992	63,863	220,855
Share of exchange difference arising from translation of financial statements of jointly controlled entities	–	–	–	–	–	–	–	92,317	–	–	92,317	–	92,317
Share of exchange difference arising from translation of financial statements of associates	–	–	–	–	–	–	–	45,217	–	–	45,217	–	45,217
Fair value adjustment on available-for-sale investments	–	–	–	–	–	–	4,002	–	–	–	4,002	–	4,002
Net income recognised directly in equity	–	–	–	–	–	(6,421)	4,002	294,526	–	–	292,107	63,863	355,970
Profit for the year	–	–	–	–	–	–	–	–	–	1,257,778	1,257,778	242,492	1,500,270
Realised on dilution of interest on share reform of a subsidiary	–	–	–	–	–	–	–	(3,778)	(3,319)	3,319	(3,778)	–	(3,778)
Realised on disposal of interest in subsidiaries	–	–	–	–	–	–	–	(31)	–	–	(31)	–	(31)
Realised on disposal of interest in an associate	–	–	–	–	–	–	–	(13,195)	(43,931)	43,931	(13,195)	–	(13,195)
Dilution of interest on share reform of a subsidiary	–	–	–	–	–	–	–	–	–	–	–	214,481	214,481
Total recognised income and expense for the year	–	–	–	–	–	(6,421)	4,002	277,522	(47,250)	1,305,028	1,532,881	520,836	2,053,717
Exercise of share options	97	–	–	–	–	–	–	–	–	–	97	–	97
Premium arising on issue of shares	–	11,547	–	–	–	–	–	–	–	–	11,547	–	11,547
Release of share options reserve on exercise of share options	–	72	(72)	–	–	–	–	–	–	–	–	–	–
Reversal upon cancellation of share option	–	–	(321)	–	–	–	–	–	–	321	–	–	–
Transaction costs attributable to issue of new shares	–	(25)	–	–	–	–	–	–	–	–	(25)	–	(25)
Recognition of equity-settled share-based payment expenses	–	–	11,047	–	–	–	–	–	–	–	11,047	31	11,078
Transfers	–	–	–	–	–	–	–	–	73,064	(73,064)	–	–	–
Capital contributions by minority shareholders of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	2,509	2,509
Capital refunds to minority shareholders of a subsidiary	–	–	–	–	–	–	–	–	–	–	–	(11,250)	(11,250)
Dividends paid to minority shareholders of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	(137,822)	(137,822)
Acquisition of additional interests in subsidiaries	–	–	–	–	–	–	–	–	–	–	–	(4,703)	(4,703)
Acquired on acquisition of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	19,584	19,584
Disposal of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	(315)	(315)
Partial disposal of interest in a subsidiary	–	–	–	–	–	–	–	–	–	–	–	4,607	4,607
Dividends paid *(note 14)*	–	–	–	–	–	–	–	–	–	(426,058)	(426,058)	–	(426,058)
At 31st December 2006	96,850	10,147,375	18,481	1,071	8,144	–	4,002	451,039	478,914	6,299,505	17,505,381	2,225,614	19,730,995

Notes:

(i) Other revaluation reserve represents fair value adjustment on acquisition of subsidiaries relating to interests previously held by the Group as associates.

(ii) The People's Republic of China, other than Hong Kong (the "PRC") statutory reserves are reserves required by the relevant PRC laws applicable to the Group's PRC subsidiaries, jointly controlled entities and associates.

Consolidated Cash Flow Statement

For the year ended 31st December 2006

	2006 *HK$'000*	2005 *HK$'000*
Profit before taxation	1,736,712	1,449,603
Adjustments for:		
Dividend income from listed equity investments	(3,514)	(5,231)
Dividend income from unlisted equity investments	(38,546)	(31,371)
Income from investments in other projects	(3,861)	(3,215)
Interest income	(266,562)	(156,115)
Interest expense	104,555	82,024
Rental income	(6,229)	(3,343)
Amortisation of toll road operating right	67,335	41,950
Amortisation of other intangible assets	13,861	6,978
Depreciation and amortisation of property, plant and equipment	234,786	211,538
Release of prepaid lease payments	6,873	5,500
(Gain) loss on disposal of property, plant and equipment	(386)	8,783
Gain on transfer of prepaid lease payments	(533)	–
Impairment loss recognised on available-for-sale investments	1,900	9,648
Increase in fair value of investment properties	(24,861)	(7,133)
Impairment loss on bad and doubtful debts	53,292	24,424
Research and development costs expensed	49,273	64,711
Gain on disposal of available-for-sale investments	(268,074)	–
Share of results of jointly controlled entities	(21,152)	(2,839)
Share of results of associates	(157,215)	(102,532)
Equity-settled share-based payment expense	11,078	6,138
Net gain on disposal of interests in subsidiaries, associates and jointly controlled entities	(23,842)	(180,661)
Dilution loss on share reform of a subsidiary	214,955	–
Loss on share reform of an associate	27,739	–
Impairment losses recognised in respect of goodwill relating to subsidiaries and interests in an associate and a jointly controlled entity	32,352	26,185
Discount on acquisition of additional interests in subsidiaries	–	(2,324)
Impairment loss on assets classified as held for sale	–	31,247
Operating cash flows before movements in working capital	1,739,936	1,473,965
Decrease (increase) in inventories	60,180	(197,012)
(Increase) decrease in financial assets at fair value through profit or loss	(589,481)	13,994
(Increase) decrease in trade and other receivables	(1,647)	3,110
Increase (decrease) in trade and other payables	217,933	(362,361)
Cash generated from operations	1,426,921	931,696
PRC income tax paid	(123,722)	(122,583)
Hong Kong Profits Tax paid	(77,988)	(100,721)
Hong Kong Profits Tax refunded	–	17,772
NET CASH FROM OPERATING ACTIVITIES	1,225,211	726,164

	Notes	2006 HK$'000	2005 HK$'000
INVESTING ACTIVITIES			
Increase in deposits paid on acquisition of property, plant and equipment		(638,619)	(505)
Purchase of property, plant and equipment		(458,894)	(350,112)
(Increase) decrease in bank deposits		(399,601)	320,088
Capital contributions to jointly controlled entities		(62,517)	(503,307)
Purchase of available-for-sale investments		(60,331)	(52,046)
Research and development costs paid		(49,273)	(64,711)
Increase in prepaid lease payments		(28,313)	(1,569)
Purchase of additional interest in subsidiaries		(9,187)	(83,368)
Capital contributions to an associate		(2,437)	–
Proceeds from disposal of available-for-sale investments		457,369	36,509
Proceeds from disposal of interests in associates		355,312	199,601
Interest received		266,562	155,924
Dividends received from associates		100,364	160,846
Net proceeds from share reform of an associate		83,584	–
Dividends received from jointly controlled entities		70,136	286,812
Repayment of loan receivables		63,345	–
Capital refunds from a jointly controlled entity		53,869	–
Dividends received from unlisted equity investments		38,546	31,371
Proceeds from disposal of investment properties		16,726	1,782
Proceeds from disposal of property, plant and equipment		12,893	4,836
Acquisition of a subsidiary (net of cash and cash equivalents acquired)	42	11,038	43,896
Disposal of subsidiaries (net of cash and cash equivalents disposed of)	43	9,149	4,122
Rental income received		6,229	3,343
Proceeds from partial disposal of interest in a subsidiary		4,607	5,686
Government grants received		3,879	2,587
Income received from investments in other projects		3,861	3,215
Dividends received from listed equity investments		3,514	5,231
Proceeds from transfer of prepaid lease payments		1,067	–
Proceeds from disposal of interests in jointly controlled entities		–	222,628
Decrease in placement of deposits with financial institutions		–	188,962
Repayment from a minority shareholder of a subsidiary		–	4,255
Loans advanced to a jointly controlled entity and a minority shareholder of a subsidiary		–	(68,350)
Deposit paid on acquisition of a subsidiary		–	(68,269)
Patents paid		–	(2,975)
NET CASH (USED IN) FROM INVESTING ACTIVITIES		(147,122)	486,482

	2006 *HK$'000*	2005 *HK$'000*
FINANCING ACTIVITIES		
Repayment of bank and other borrowings	(2,066,230)	(640,022)
Dividends paid	(426,058)	(529,805)
Dividends paid to minority shareholders of subsidiaries	(137,822)	(110,994)
Interest paid on bank and other borrowings	(105,479)	(82,024)
Capital refunds to minority shareholders of a subsidiary	(11,250)	–
Expenses incurred in connection with the issue of shares	(25)	(121)
Borrowings raised	1,919,277	524,617
Proceeds from issue of shares	11,644	104,160
Capital contributions by minority shareholders of subsidiaries	2,509	84,159
NET CASH USED IN FINANCING ACTIVITIES	(813,434)	(650,030)
NET INCREASE IN CASH AND CASH EQUIVALENTS	264,655	562,616
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	72,903	16,287
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,764,596	5,185,693
CASH AND CASH EQUIVALENTS AT END OF YEAR, represented by bank balances and cash	6,102,154	5,764,596

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31st December 2006

1. General

The Company is a public limited company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). Its ultimate holding company is Shanghai Industrial Investment (Holdings) Company Limited, also incorporated in Hong Kong. The addresses of the registered office and principal place of business of the Company are disclosed in the section of "Corporate Information" to the annual report.

The consolidated financial statements are presented in Hong Kong dollars, which is the same as the functional currency of the Company.

The Company is an investment holding company. The principal activities of its principal subsidiaries are set out in note 52.

2. Application of New and Revised Hong Kong Financial Reporting Standards

In the current year, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRS(s)"), Hong Kong Accounting Standards ("HKAS(s)") and interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") which are either effective for accounting periods beginning on or after 1st December 2005 or 1st January 2006. The adoption of the new HKFRSs had no material effect on how the results and financial position for the current or prior accounting years has been prepared and presented. Accordingly, no prior year adjustment has been required.

The Group has not early applied the following new standards, amendment or interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards, amendment or interpretations will have no material impact on the results or the financial position of the Group except for HK(IFRIC)-INT 12 "Service Concession Arrangements" in which the Group has commenced considering the potential impact but not yet in a position to determine whether it would have a significant impact on the results or the financial position of the Group.

HKAS 1 (Amendment)	Capital Disclosures[1]
HKFRS 7	Financial Instruments: Disclosures[1]
HKFRS 8	Operating Segments[2]
HK(IFRIC)-INT 7	Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies[3]
HK(IFRIC)-INT 8	Scope of HKFRS 2[4]
HK(IFRIC)-INT 9	Reassessment of Embedded Derivatives[5]
HK(IFRIC)-INT 10	Interim Financial Reporting and Impairment[6]
HK(IFRIC)-INT 11	HKFRS 2 – Group and Treasury Share Transactions[7]
HK(IFRIC)-INT 12	Service Concession Arrangements[8]

1 Effective for annual periods beginning on or after 1st January 2007.

2 Effective for annual periods beginning on or after 1st January 2009.

3 Effective for annual periods beginning on or after 1st March 2006.

4 Effective for annual periods beginning on or after 1st May 2006.

5 Effective for annual periods beginning on or after 1st June 2006.

6 Effective for annual periods beginning on or after 1st November 2006.

7 Effective for annual periods beginning on or after 1st March 2007.

8 Effective for annual periods beginning on or after 1st January 2008.

3. Significant Accounting Policies

The consolidated financial statements have been prepared on the historical cost basis except for certain properties and financial instruments, which are measured at revalued amounts or fair values, as explained in the accounting policies set out below.

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards issued by the HKICPA. In addition, the financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") and by the Hong Kong Companies Ordinance.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Business combinations

The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under HKFRS 3 "Business Combinations" are recognised at their fair values at the acquisition date.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in profit or loss.

The interest of minority shareholders in the acquiree is initially measured at the minority's proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

Goodwill

Goodwill arising on acquisitions prior to 1st January 2005

Goodwill arising on an acquisition of a subsidiary, an associate or a jointly controlled entity for which the agreement date is before 1st January 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of the relevant subsidiary, associate or jointly controlled entity at the date of acquisition.

For previously capitalised goodwill arising on acquisitions after 1st January 2001, the Group has discontinued amortisation from 1st January 2005 onwards, and such goodwill is tested for impairment annually, and whenever there is an indication that the cash generating unit to which the goodwill relates may be impaired.

Goodwill arising on acquisitions on or after 1st January 2005

Goodwill arising on an acquisition of a subsidiary, an associate or a jointly controlled entity for which the agreement date is on or after 1st January 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant subsidiary, associate or jointly controlled entity at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

Capitalised goodwill arising on an acquisition of a subsidiary is presented separately in the consolidated balance sheet. Capitalised goodwill arising on an acquisition of an associate or a jointly controlled entity (which is accounted for using the equity method) is included in the cost of the investment of the relevant associate or jointly controlled entity.

For the purposes of impairment testing, goodwill arising from an acquisition of a subsidiary is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the cash-generating unit to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised directly in the consolidated income statement. An impairment loss for goodwill is not reversed in subsequent periods.

On subsequent disposal of a subsidiary, an associate or a jointly controlled entity, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

Additional interests in subsidiaries are measured at the aggregate of the carrying amounts of identified assets and liabilities of the subsidiaries and any excess of the consideration over the net assets acquired are accounted for as goodwill. Any excess of the net assets acquired over the consideration is recognised immediately in profit or loss.

For goodwill arising on acquisition of an associate or a jointly controlled entity, the goodwill included in the carrying amount of interests in an associate or a jointly controlled entity is not separately tested for impairment. Instead, the entire carrying amount of the interests in an associate or a jointly controlled entity is tested for impairment by comparing the Group's share of the present value of the estimated future cash flows expected to be generated by the associate or jointly controlled entity with its carrying amount. Any impairment loss identified is recognised and is allocated first to goodwill.

Investment in subsidiaries

Investment in subsidiaries is included in the Company's balance sheet at cost less any identified impairment loss. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.

Interest in jointly controlled entities

Joint venture arrangements that involve the establishment of a separate entity in which venturers have joint control over the economic activity of the entity are referred to as jointly controlled entities.

The results and assets and liabilities of jointly controlled entities are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in jointly controlled entities are carried in the consolidated balance sheet at cost as adjusted for post-acquisition

changes in the Group's share of the profit or loss and of changes in equity of the jointly controlled entities, less any identified impairment loss. When the Group's share of losses of a jointly controlled entity equals or exceeds its interest in that jointly controlled entity, the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that jointly controlled entity.

When a group entity transacts with a jointly controlled entity of the Group, unrealised profits or losses are eliminated to the extent of the Group's interest in the jointly controlled entity, except to the extent that unrealised losses provide evidence of an impairment of the asset transferred, in which case, the full amount of losses is recognised.

The Company's interest in jointly controlled entities are stated at cost, as reduced by any identified impairment loss. The results of jointly controlled entities are accounted for by the Company on the basis of dividend received and receivable.

Interest in associates

An associate is an entity over which the investor has significant influence and that is neither a subsidiary nor an interest in a joint venture.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the net assets of the associates, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate, the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

Non-current assets classified as held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition.

Non-current assets or disposal groups classified as held for sale are measured at the lower of the assets' or disposal groups' previous carrying amount and fair value less costs to sell.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts and sales related taxes.

Sales of goods are recognised when goods are delivered and title has been passed.

Toll fee income from the operation of toll road, net of business tax payable in the PRC, is recognised at the time of usage and when the toll fee is received.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Income from those investments available-for-sale where the Group is contracted to receive a pre-determined minimum sum over the period of the investment is allocated to accounting periods so as to reflect a constant periodic rate of return on the net investment in these investments.

Rental income, including rental invoiced in advance from letting of properties and plant and machinery under operating leases, is recognised on a straight line basis over the period of the respective leases.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Investment properties

On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured using the fair value model. Gains or losses arising from changes in the fair value of investment property are included in profit or loss for the period in which they arise.

An investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use or no future economic benefits are expected from its disposals. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated income statement in the year in which the asset is derecognised.

Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

Property, plant and equipment in the course of construction are carried at cost, less any identified impairment losses. Depreciation of these assets commences when they are available for use (i.e. when they are in the location and condition necessary for them to be capable of operating in the manner intended by management).

Depreciation is provided to write off the cost of items of property, plant and equipment, other than construction in progress, over their estimated useful lives and after taking into account of their estimated residual values, using the straight line method.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognised.

Prepaid lease payments

Prepaid lease payments, which represents up-front payments to acquire leasehold land interest, are stated at cost and amortised over the period of the lease on a straight line basis.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Rental income from operating leases is recognised in the consolidated income statement on a straight line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised as an expense on a straight line basis over the lease term.

The Group as lessee

Rentals payable under operating leases are charged to profit or loss on a straight line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight line basis.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation, in which case, such exchange differences are recognised in equity in the consolidated financial statements. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity, in which cases, the exchange differences are also recognised directly in equity.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the translation reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation on or after 1st January 2005 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the balance sheet date. Exchange differences arising are recognised in the translation reserve.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

Government grants

Government grants are recognised as income over the periods necessary to match them with the related costs. Grants related to depreciable assets are presented as a deduction from the carrying amount of the relevant asset and are released to income over the useful lives of the assets. Grants related to expense items are recognised in the same period as those expenses are charged in the consolidated income statement and are deducted in reporting the related expense.

Retirement benefits costs

Payments to defined contribution retirement benefits schemes are charged as expenses when employees have rendered service entitling them to the contributions. Payments made to state-managed retirement benefits schemes are dealt with as payments to defined contribution schemes where the Group's obligations under the schemes are equivalent to those arising in a defined contribution retirement benefits scheme.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax base used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Intangible assets

On initial recognition, intangible assets acquired separately and from business combinations are recognised at cost and at fair value respectively. After initial recognition, intangible assets with finite useful lives are carried at costs less accumulated amortisation and any accumulated impairment losses.

Gains or losses arising from derecognition of an intangible asset are measured at the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the income statement when the asset is derecognised.

Toll road operating right

Toll road operating right is stated at cost less amortisation and any accumulated impairment losses. Amortisation is provided to write off the cost of toll road operating right on a units-of-usage basis, calculated based on the proportion of actual traffic volume for a particular period to the projected total traffic volume over the periods for which the Group is granted the rights to operate the toll road.

Patents

Patents with definite useful lives are measured initially at cost and are amortised on a straight line basis over their estimated useful lives.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted average method.

Financial instruments

Financial assets and financial liabilities are recognised on the balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets

The Group's financial assets are classified as financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss has two subcategories, including financial assets held for trading and those designated at fair value through profit or loss on initial recognition.

A financial asset other than a financial asset held for trading may be designated as at fair value through profit or loss upon initial recognition if it forms part of a contract containing one or more embedded derivatives, and HKAS 39 "Financial Instruments: Recognition and Measurement" permits the entire combined contract (asset or liability) to be designated as at fair value through profit or loss.

At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including trade and other receivables, loan receivables, pledged bank deposits, short-term bank deposits and bank balances) are carried at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments. At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is

determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss. Impairment losses on available-for-sale financial assets are recognised in profit or loss. Impairment losses on available-for-sale equity investments will not reverse in profit or loss in subsequent periods.

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in subsequent periods.

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. The accounting policies adopted in respect of the Group's financial liabilities and equity instruments are set out below.

Financial liabilities

Financial liabilities including trade and other payables and bank and other borrowings are subsequently measured at amortised cost, using the effective interest method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Derivative financial instruments and hedging

The Group uses derivative financial instruments (primarily interest rate swaps) to hedge its exposure against interest rate risks. Such derivatives are measured at fair value regardless of whether they are designated as effective hedging instruments.

Cash flow hedges

For cash flow hedges that qualify for hedge accounting, the effective portion of the gains or losses arising on the changes in fair value of hedging instruments is initially recognised in equity and recycled into the consolidated income statement when the hedged items affects profit or loss. The ineffective portion is recognised immediately in profit or loss.

Hedge accounting is discontinued when the Group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any cumulative gain or loss deferred in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was deferred in equity is recognised immediately in profit or loss.

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

Financial liabilities are derecognised when the obligation specified in the relevant contract is discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in profit or loss.

Equity-settled share-based payment transactions

For share options granted to employees of the Group after 7th November 2002 and had not vested on 1st April 2005, the fair value of services received determined by reference to the fair value of share options granted at the grant date is expensed on a straight line basis over the vesting period, with a corresponding increase in the share options reserve in equity.

At each balance sheet date, the Group revises its estimates of the number of options that are expected to ultimately vest. The impact of the revision of the original estimates, if any, is recognised in profit or loss over the remaining vesting period, with a corresponding adjustment to share options reserve in equity.

At the time when the share options are exercised, the amount previously recognised in share options reserve will be transferred to share premium. When the share options are forfeited or are still not exercised at the expiry date, the amount previously recognised in share options reserve will be transferred to accumulated profits.

Impairment losses (other than goodwill)

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another standard, in which case the impairment loss is treated as a revaluation decrease under that standard.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount under another standard, in which case the reversal of the impairment loss is treated as a revaluation increase under that standard.

4. Critical Accounting Judgment and Key Sources of Estimation Uncertainty

Critical judgment in applying the Group's accounting policies

Consolidation of a subsidiary

During the year, the Group's equity interest in Shanghai Industrial Pharmaceutical Investment Co., Ltd. (formerly known as Shanghai Industrial United Holdings Co., Ltd.) ("SI Pharmaceutical"), a subsidiary of the Company, was diluted from 56.63% to 43.62% upon the completion of a share reform.

The directors of the Company are of the opinion that the Group still retains control over SI Pharmaceutical subsequent to the share reform plan as the remaining 56.38% shareholding of SI Pharmaceutical is dispersed and it is highly unlikely for the other shareholders to organise their interests to exercise control over the board of SI Pharmaceutical. Hence, the directors of the Company consider control over SI Pharmaceutical still exists through the right to appoint or remove the majority of the members of the board of directors of SI Pharmaceutical. Accordingly, SI Pharmaceutical continues to be accounted for as a subsidiary of the Company and the results of SI Pharmaceutical were consolidated in the consolidated financial statements.

Key sources of estimation uncertainty

The Group makes estimates and assumptions concerning the future. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below:

Estimated impairment of goodwill

Determining whether goodwill amounting to HK$421,825,000 as at 31st December 2006 is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. Where the actual future cash flows are less than expected, a material impairment loss may arise. Details of impairment test are set out in note 21.

Amortisation of toll road operating right

Toll road operating right amounting to HK$1,778,596,000 as at 31st December 2006 is amortised on a units-of-usage basis, calculated based on the proportion of actual traffic volume for a particular period to the projected total traffic volume over the operating period of the toll road. If the actual traffic volume differs from the original projection, such difference will impact the amortisation for the remaining period to be amortised.

5. Financial Instruments

(a) Financial risk management objectives and policies

The Group's major financial instruments include equity and debt investments, borrowings, trade and other receivables, trade and other payables, loan receivables and bank balances and cash. Details of these financial instruments are disclosed in the respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Market risk

(i) Currency risk

The Group mainly operates in the PRC and Hong Kong and the exposure in exchange rate risks mainly arises from fluctuations in the United States dollar, Hong Kong dollar and Renminbi exchange rates. Exchange rate fluctuations and market trends have always been the concern of the Group. As Hong Kong dollar and Renminbi are both under managed floating systems, after reviewing the Group's exposure for the time being, the Group did not enter into any derivative contracts aimed at minimising exchange rate risks during the year. However, management monitors foreign currency exposure and will consider hedging significant foreign currency exposure should the need arise.

(ii) Interest rate risk

To complement the repayment of the original syndication loan of HK$1,600 million, the Group terminated its related interest rate hedging arrangement during the year. To exercise prudent management against interest rate risk, the Group will continue to review the market trend, as well as its business operation needs and its financial position, in order to identify the most effective interest rate hedging means for the HK$3 billion syndication loan raised in the fourth quarter of the year.

(iii) Price risk

The Group is exposed to equity price risk through available-for-sale investments and financial assets at fair value through profit or loss. Management manages this exposure by maintaining a portfolio of investments with different risk profiles.

Credit risk

As at 31st December 2006, the Group's maximum exposure to credit risk which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties or debtors which the Group has provided financial guarantees is arising from:

- the carrying amount of the respective recognised financial assets as stated in the consolidated balance sheet; and
- the amount disclosed in note 46 Contingent Liabilities.

The Group's principal financial assets are bank balances and cash, equity and debt investments, and trade and loan receivables.

The Group's credit risk is primarily attributable to its trade receivables. The amounts presented in the consolidated balance sheet are net of allowances for doubtful receivables. An allowance for impairment is made where there is an identified loss event which, based on previous experience, is evidence of a reduction in the recoverability of the cash flows.

With respect to the credit risk of the Group's treasury operations, management has established internal procedures to monitor the Group's bank balances and cash, securities investments to be placed and entered into with financial institutions of good reputation. These internal procedures also impose limitation on the amount outstanding and to manage the credit ratings on equity investments to be held, so as to minimise the Group's credit risk exposure.

The Group's credit risk on bank balances and bank deposits is limited because the counterparties are banks with good reputation.

The Group has no significant concentration of credit risk, with exposure spread over a number of counterparties and customers.

(b) Fair value

The fair value of financial assets and financial liabilities are determined as follows:

- the fair value of financial assets traded on active liquid markets are determined with reference to quoted market bid prices;
- the fair value of other financial assets and financial liabilities (excluding derivative instruments) are determined in accordance with generally accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions; and
- the fair value of derivative instruments are calculated using discounted cash flow analysis using the applicable yield curve.

The directors of the Company consider that the carrying amounts of financial assets and financial liabilities recorded at amortised cost in the consolidated financial statements approximate their fair values.

6. Turnover

Turnover represents the aggregate of the net amounts received and receivable from third parties and is summarised as follows:

	2006 *HK$'000*	2005 *HK$'000*
Sales of goods	6,574,604	5,843,707
Income from infrastructure facilities	276,419	181,578
	6,851,023	6,025,285

7. Investment Income

	2006 *HK$'000*	2005 *HK$'000*
Interest on bank deposits	239,918	135,620
Gain on disposal of available-for-sale investments	268,074	–
Dividend income from unlisted equity investments	38,546	31,371
Net increase in fair value of financial assets at fair value through profit or loss	139,890	190,185
Interest on debt securities	24,292	15,678
Other interest income	2,352	4,817
Dividend income from listed equity investments	3,514	5,231
Rental income from property, plant and equipment	6,229	3,343
Income from investments in available-for-sale investments	3,861	3,215
	726,676	389,460

8. Finance Costs

	2006 *HK$'000*	2005 *HK$'000*
Interest on:		
Bank and other borrowings wholly repayable		
– within five years	105,318	81,916
– over five years	161	108
Total borrowing costs	105,479	82,024
Less: amounts capitalised in construction in progress	(924)	–
	104,555	82,024

9. Net Gain on Disposal of Interests in Subsidiaries, Associates and Jointly Controlled Entities

	2006 *HK$'000*	2005 *HK$'000*
Gain on disposal of interest in associates	26,823	126,541
Gain (loss) on disposal of interest in subsidiaries	3,468	(5,506)
Gain on deemed disposal of interest in an associate	583	12,506
Loss on deemed disposal of interest in a jointly controlled entity	(7,032)	–
Gain on disposal of interest in jointly controlled entities	–	43,259
Gain on partial disposal of interest in a subsidiary	–	3,861
	23,842	180,661

10. Dilution Loss on Share Reform of a Subsidiary

During the year, the share reform plan for conversion of all non-floating shares of SI Pharmaceutical into floating shares of SI Pharmaceutical was completed. Under the share reform plan, a wholly-owned subsidiary of the Company would offer all holders of floating shares of SI Pharmaceutical three non-floating shares for every ten floating shares held by each of such holders, in exchange for the consent by the holders of floating shares of SI Pharmaceutical to the conversion of all non-floating shares into floating shares of SI Pharmaceutical. Following the conversion of all non-floating shares of SI Pharmaceutical into floating shares of SI Pharmaceutical, the Group's equity interest in SI Pharmaceutical was diluted from 56.63% to 43.62%. A loss on share reform of HK$214,955,000 was recognised during the year.

11. Income Tax Expenses

	2006 *HK$'000*	2005 *HK$'000*
Current tax		
– Hong Kong	86,106	75,952
– Other regions in the PRC	149,696	111,313
	235,802	187,265
Under(over)provision in prior years		
– Hong Kong	1,291	(15,759)
– Other regions in the PRC	(971)	–
	320	(15,759)
Deferred taxation *(note 41)*	320	22,536
	236,442	194,042

Hong Kong Profits Tax is calculated at 17.5% (2005: 17.5%) of the estimated assessable profit for the year.

Pursuant to the relevant laws and regulations in the PRC, the Group's PRC subsidiaries are entitled to certain exemption and reliefs from PRC income tax for a number of years. Certain PRC subsidiaries are also entitled to reduced tax rates because they are classified as "high technology entities" under the relevant rules. The current year's PRC income tax charges are arrived at after taking into account these various tax incentives, ranging from 7.5% to 33%.

The income tax expenses for the year can be reconciled to the profit before taxation per the income statement as follows:

	2006	2005
	HK$'000	*HK$'000*
Profit before taxation	1,736,712	1,449,603
Tax at PRC Statutory Tax rate of 33% (2005: 33%)	573,115	478,369
Tax effect of share of results of jointly controlled entities and associates	(58,861)	(34,772)
Tax effect of expenses not deductible for tax purpose	99,793	37,372
Tax effect of income not taxable for tax purpose	(166,482)	(105,097)
Under(over)provision in respect of prior years	320	(15,759)
Tax effect of tax losses not recognised	650	5,251
Utilisation of tax losses previously not recognised	(9,362)	(19,267)
Effect of tax exemption and tax reliefs granted to PRC subsidiaries	(62,472)	(74,088)
Effect of different tax rates of subsidiaries operating in other jurisdictions	(140,648)	(76,322)
Others	389	(1,645)
Income tax expenses for the year	236,442	194,042

12. Profit for the Year

	2006	2005
	HK$'000	*HK$'000*
Profit for the year has been arrived at after charging (crediting):		
Employee benefits expense for the year, including directors' emoluments:		
Basic salaries and allowances	500,810	421,390
Bonuses	73,840	68,014
Equity-settled share-based payment expense	8,200	4,965
Retirement benefits scheme contributions, net of forfeited contributions of HK$678,000 (2005: HK$399,000)	31,848	36,604
	614,698	530,973
Amortisation of toll road operating right (included in cost of sales)	67,335	41,950
Amortisation of other intangible assets (included in administrative expenses)	13,861	6,978
Depreciation and amortisation of property, plant and equipment	234,786	211,538
Release of prepaid lease payments to income statement	6,873	5,500
Total depreciation and amortisation	322,855	265,966
Auditors' remuneration	8,050	7,327
Equity-settled share-based payment expense in respect of options granted to other eligible participants	2,878	1,173
Impairment loss on bad and doubtful debts	53,292	24,424
Impairment loss recognised on available-for-sale investments (included in other expenses)	1,900	9,648
Increase in fair value of investment properties	(24,861)	(7,133)
(Gain) loss on disposal of property, plant and equipment	(386)	8,783
Gain on transfer of prepaid lease payments	(533)	–
Operating lease rentals in respect of equipment and motor vehicles	521	189
Operating lease rentals in respect of land and buildings to		
– ultimate holding company	7,640	7,279
– fellow subsidiaries	17,521	17,507
– others	18,078	23,967
Research and development costs	49,273	64,711
Share of PRC income tax of jointly controlled entities (included in share of results of jointly controlled entities)	(1,542)	7,968
Share of PRC income tax of associates (included in share of results of associates)	10,823	45,949
Net foreign exchange gains	(39,368)	(19,909)
Cost of inventories recognised as an expense	4,209,506	3,651,223

13. Directors' Emoluments and Employees' Emoluments

Directors' emoluments

The emoluments paid or payable to each of the eleven (2005: thirteen) directors were as follows:

	Cai Lai Xing	Cai Yu Tian	Qu Ding	Lu Ming Fang	Ding Zhong De	Qian Shi Zheng	Yao Fang	Tang Jun	Lo Ka Shui	Woo Chia-Wei	Leung Pak To, Francis	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Directors' fees and committee remuneration of independent non-executive directors	–	–	–	–	–	–	–	–	304	292	292	888
Other emoluments of executive directors:												
Directors' fee and committee remuneration	–	–	50	200	–	–	200	200	–	–	–	650
Basic salaries and allowances	3,103	2,251	2,251	–	1,831	1,588	190	–	–	–	–	11,214
Bonuses	2,000	1,900	1,800	–	800	800	–	–	–	–	–	7,300
Equity-settled share-based payment expense	359	1,661	251	215	1,278	134	–	134	–	–	–	4,032
Retirement benefits scheme contributions	266	193	193	–	157	134	–	–	–	–	–	943
Total directors' emoluments	5,728	6,005	4,545	415	4,066	2,656	390	334	304	292	292	25,027

	Cai Lai Xing	Cai Yu Tian	Qu Ding	Lu Ming Fang	Ding Zhong De	Qian Shi Zheng	Yao Fang	Tang Jun	Lu Da Yong	Lu Shen	Lo Ka Shui	Woo Chia-Wei	Leung Pak To, Francis	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Directors' fees and committee remuneration of independent non-executive directors	–	–	–	–	–	–	–	–	–	–	272	272	272	816
Other emoluments of executive directors:														
Basic salaries, allowances and committee remuneration	3,571	–	2,651	2,339	429	200	214	200	1,757	408	–	–	–	11,769
Bonuses	2,913	–	2,851	2,455	–	–	–	–	–	–	–	–	–	8,219
Equity-settled share-based payment expense	313	–	219	188	–	117	–	117	–	–	–	–	–	954
Retirement benefits scheme contributions	345	–	235	203	–	–	–	–	135	–	–	–	–	918
Total directors' emoluments	7,142	–	5,956	5,185	429	317	214	317	1,892	408	272	272	272	22,676

In the two years ended 31st December 2006, no emoluments were paid by the Group to the directors as an inducement to join or upon joining the Group or as a compensation for loss of office. None of the directors has waived any emoluments during the two years.

Bonus were determined with reference to the Group's operating results, individual performances and comparable market statistics.

Employees' emoluments

During the year, the five highest paid individuals included 5 directors (2005: 4 directors) and details of their emoluments are set out above. The emoluments of the remaining highest paid individual for the year ended 31st December 2005 were as follows:

	2006	2005
	HK$'000	*HK$'000*
Basic salaries and allowances	-	951
Bonuses	-	485
Equity-settled share-based payment expense	-	94
Retirement benefits scheme contributions	-	95
	-	1,625

14. Dividends

	2006	2005
	HK$'000	*HK$'000*
Ordinary shares:		
Interim – HK22 cents (2005: HK20 cents) per share	213,071	193,458
Final – HK22 cents (2004: HK35 cents) per share	212,987	336,347
	426,058	529,805

A final dividend of HK30 cents per share has been proposed by the Board of Directors and is subject to approval by the shareholders in annual general meeting.

15. Earnings Per Share

The calculation of the basic and diluted earnings per share attributable to the equity holders of the Company is based on the following data:

	2006	2005
	HK$'000	*HK$'000*
Earnings:		
Profits for the purposes of basic earnings per share (profit for the year attributable to equity holders of the Company)	1,257,778	1,027,940
Effect of dilutive potential ordinary shares		
– adjustment to the share of results of a jointly controlled entity based on potential dilution of its earnings per share	(3,261)	(2,240)
Earnings for the purposes of diluted earnings per share	1,254,517	1,025,700

	2006	2005
Number of shares:		
Weighted average number of ordinary shares for the purposes of basic earnings per share	968,164,208	963,971,274
Effect of dilutive potential ordinary shares – share options	1,625,102	2,925,399
Weighted average number of ordinary shares for the purposes of diluted earnings per share	969,789,310	966,896,673

16. Investment Properties

	THE GROUP *HK$'000*
FAIR VALUE	
At 1st January 2005	45,672
Exchange adjustments	807
Disposals	(1,782)
Net increase in fair value recognised in the income statement	7,133
At 31st December 2005	51,830
Exchange adjustments	2,748
Transfer from property, plant and equipment *(note 17)*	17,857
Disposals	(16,726)
Net increase in fair value recognised in the income statement	24,861
At 31st December 2006	80,570

All of the Group's property interests held under operating leases to earn rentals or for capital appreciation purposes are measured using the fair value model and are classified and accounted for as investment properties.

The Group's investment properties are situated in the PRC and are held under medium-term land use rights.

The fair value of the Group's investment properties at 31st December 2006 was arrived at on the basis of a valuation carried out on that date by Messrs. Debenham Tie Leung Limited, an independent firm of qualified professional valuers not connected with the Group. Messrs. Debenham Tie Leung Limited are members of the Institute of Valuers, and have appropriate qualifications and recent experiences in the valuation of similar properties in the relevant locations. The valuation, which conforms to International Valuation Standards, was arrived at by reference to comparable sales transactions as available in the relevant market.

The property rental income earned by the Group from its investment properties, all of which are leased out under operating leases, amounted to HK$6,229,000 (2005: HK$2,327,000) with negligible direct operating expenses.

17. Property, Plant and Equipment

	Leasehold land and buildings HK$'000	Furniture, fixtures and equipment HK$'000	Motor vehicles HK$'000	Plant and machinery HK$'000	Construction in progress HK$'000	Total HK$'000
THE GROUP						
COST						
At 1st January 2005	492,979	311,177	89,044	1,681,971	180,007	2,755,178
Exchange adjustments	4,966	1,799	1,556	18,000	3,496	29,817
Acquired on acquisition of subsidiaries	124,150	4,682	9,560	182,269	76,881	397,542
Additions	32,513	41,432	16,256	103,484	156,427	350,112
Transfers/reclassifications	144,951	5,203	3,505	108,139	(261,798)	-
Transfer to assets classified as held for sale	(12,394)	-	-	-	-	(12,394)
Attributable to disposal of subsidiaries	(16,444)	(219)	(73)	(5,848)	-	(22,584)
Disposals	(725)	(12,457)	(10,928)	(20,760)	-	(44,870)
Government grants received	-	-	-	(2,587)	-	(2,587)
At 31st December 2005	769,996	351,617	108,920	2,064,668	155,013	3,450,214
Exchange adjustments	20,954	4,488	4,085	45,184	6,575	81,286
Acquired on acquisition of a subsidiary	–	215	412	21,391	-	22,018
Additions	16,849	13,567	16,293	64,729	348,380	459,818
Transfers/reclassifications	56,720	5,600	686	214,129	(277,135)	–
Transfer to investment properties (note 16)	(18,602)	-	-	-	-	(18,602)
Attributable to disposal of subsidiaries	-	(1,154)	(240)	(5,255)	-	(6,649)
Disposals	(1,515)	(6,321)	(11,847)	(35,283)	(8,575)	(63,541)
Government grants received	-	-	-	(3,879)	-	(3,879)
At 31st December 2006	844,402	368,012	118,309	2,365,684	224,258	3,920,665
DEPRECIATION AND AMORTISATION						
At 1st January 2005	91,824	143,761	40,375	586,784	-	862,744
Exchange adjustments	1,242	850	760	4,793	-	7,645
Provided for the year	23,819	44,270	16,957	126,492	-	211,538
Transfer to assets classified as held for sale	(479)	-	-	-	-	(479)
Attributable to disposal of subsidiaries	(3,318)	(123)	(38)	(842)	-	(4,321)
Eliminated on disposals	(575)	(9,656)	(9,220)	(11,800)	-	(31,251)
At 31st December 2005	112,513	179,102	48,834	705,427	-	1,045,876
Exchange adjustments	3,875	2,325	2,108	13,665	-	21,973
Provided for the year	31,346	35,672	18,495	149,273	-	234,786
Transfer to investment properties (note 16)	(745)	-	-	-	-	(745)
Attributable to disposal of subsidiaries	-	(387)	(216)	(1,385)	-	(1,988)
Eliminated on disposals	(263)	(5,839)	(9,654)	(35,278)	-	(51,034)
At 31st December 2006	146,726	210,873	59,567	831,702	-	1,248,868
CARRYING VALUES						
At 31st December 2006	697,676	157,139	58,742	1,533,982	224,258	2,671,797
At 31st December 2005	657,483	172,515	60,086	1,359,241	155,013	2,404,338

At 31st December 2006, certain owner-occupied leasehold land and buildings amounted to HK$1,015,000 (2005: HK$1,039,000) is included in property, plant and equipment, as in the opinion of the directors, allocations between the land and buildings elements could not be made reliably.

Property, plant and equipment are depreciated on a straight line basis at the following rates per annum:

Leasehold land and buildings	the shorter of 4%-5% or over the period of the lease terms
Furniture, fixtures and equipment	20%-33$^1/_3$% or over the period of the lease in case of fixtures in rented premises
Motor vehicles	20%-30%
Plant and machinery	5%-20%

At 31st December 2006, leasehold land and buildings included certain assets carried at cost of HK$9,361,000 (2005: HK$9,361,000) in aggregate with accumulated depreciation of HK$3,130,000 (2005: HK$2,831,000) in respect of assets rented out under operating leases. Depreciation charged in respect of those assets in the year amounted to HK$273,000 (2005: HK$273,000).

At 31st December 2005, plant and machinery included certain assets carried at cost of HK$20,629,000 in aggregate with accumulated depreciation of HK$15,751,000 in respect of assets rented out under operating leases. Depreciation charged in respect of those assets in the year amounted to HK$171,600 (2005: HK$1,374,000) for the year.

The cost of certain plant and machinery, before deduction of government subsidy of HK$25,938,000 (2005: HK$22,059,000) is HK$78,117,000 (2005: HK$74,238,000).

At 31st December 2006, construction in progress included net interest capitalised of HK$924,000 (2005: nil).

	Buildings	**Furniture, fixtures and equipment**	**Motor vehicles**	**Total**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
THE COMPANY				
COST				
At 1st January 2005	2,803	25,106	8,162	36,071
Additions	–	423	2,417	2,840
Disposals	–	(130)	(1,724)	(1,854)
At 31st December 2005	2,803	25,399	8,855	37,057
Additions	–	1,165	–	1,165
Disposals	–	(2,585)	–	(2,585)
At 31st December 2006	2,803	23,979	8,855	35,637
DEPRECIATION				
At 1st January 2005	373	23,406	6,830	30,609
Provided for the year	112	1,200	856	2,168
Eliminated on disposals	–	(130)	(1,724)	(1,854)
At 31st December 2005	485	24,476	5,962	30,923
Provided for the year	112	590	1,209	1,911
Eliminated on disposals	–	(2,585)	–	(2,585)
At 31st December 2006	597	22,481	7,171	30,249
CARRYING VALUES				
At 31st December 2006	2,206	1,498	1,684	5,388
At 31st December 2005	2,318	923	2,893	6,134

	THE GROUP		THE COMPANY	
	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
The carrying values of property interests comprises:				
Properties erected on land held under				
– medium-term leases in Macau	1,083	1,131	–	–
– medium-term leases in Hong Kong	277,963	286,613	–	–
– medium-term land use rights in the PRC	418,630	369,739	2,206	2,318
	697,676	657,483	2,206	2,318

18. Prepaid Lease Payments

	THE GROUP	
	2006	2005
	HK$'000	*HK$'000*
The Group's prepaid lease payments comprises:		
– short-term land use rights in the PRC	–	349
– medium-term leases in Hong Kong	45,186	46,273
– medium-term land use rights in the PRC	212,865	186,745
	258,051	233,367
Analysed for reporting purposes as:		
Current portion	7,035	8,129
Non-current portion	251,016	225,238
	258,051	233,367

19. Toll Road Operating Right

	THE GROUP *HK$'000*
COST	
At 1st January 2005	1,826,277
Exchange adjustments	35,197
At 31st December 2005	1,861,474
Exchange adjustments	74,459
At 31st December 2006	1,935,933
AMORTISATION	
At 1st January 2005	41,626
Exchange adjustments	1,100
Charge for the year	41,950
At 31st December 2005	84,676
Exchange adjustments	5,326
Charge for the year	67,335
At 31st December 2006	157,337
CARRYING VALUES	
At 31st December 2006	1,778,596
At 31st December 2005	1,776,798

The amount represents the right to receive toll fees from vehicles using the Shanghai section of the Shanghai-Nanjing Expressway and to operate service facilities in designated areas along the Shanghai section for a period of 25 years.

The Group's right to operate the toll road is amortised on a units-of-usage basis, calculated based on the proportion of actual traffic volume for a particular period to the projected total traffic volume over the period for which the Group is granted the rights to operate the toll road which is 25 years.

20. Other Intangible Assets

	Patents	Premium on prepaid lease payments	Total
	HK$'000	*HK$'000*	*HK$'000*
THE GROUP			
COST			
At 1st January 2005	39,206	–	39,206
Exchange adjustments	753	–	753
Arising on acquisition of subsidiaries	–	59,121	59,121
Additions	2,975	–	2,975
At 31st December 2005	42,934	59,121	102,055
Exchange adjustments	1,717	2,365	4,082
Arising on acquisition of a subsidiary	4,640	–	4,640
At 31st December 2006	49,291	61,486	110,777
AMORTISATION			
At 1st January 2005	–	–	–
Charge for the year	4,956	2,022	6,978
At 31st December 2005	4,956	2,022	6,978
Exchange adjustments	198	81	279
Charge for the year	12,401	1,460	13,861
At 31st December 2006	17,555	3,563	21,118
CARRYING VALUES			
At 31st December 2006	31,736	57,923	89,659
At 31st December 2005	37,978	57,099	95,077

Patents are held to produce pharmaceutical products for a period ranging from 5 to 10 years and are amortised on a straight line basis over useful lives ranging from 5 to 10 years.

Premium on prepaid lease payments represents the premium on acquisition of prepaid lease payments which is to be amortised on the same basis as the related prepaid lease payments.

21. Goodwill

	THE GROUP HK$'000
COST	
At 1st January 2005	349,365
Exchange adjustments	1,479
Arising on acquisition of subsidiaries	37,274
Arising on acquisition of additional interests in subsidiaries	6,592
Transfer from goodwill of associates	57,159
Transfer to interests in jointly controlled entities	(1,759)
Transfer to interests in associates	(43,560)
Eliminated on disposal of interest in a subsidiary	(2,003)
At 31st December 2005	404,547
Exchange adjustments	5,521
Arising on acquisition of a subsidiary	22,569
Eliminated on dilution of interest on share reform of a subsidiary	(4,252)
At 31st December 2006	428,385
IMPAIRMENT	
At 1st January 2005	3,161
Impairment loss recognised for the year	5,402
Eliminated on disposal of interest in a subsidiary	(2,003)
At 31st December 2005 and 31st December 2006	6,560
CARRYING VALUES	
At 31st December 2006	421,825
At 31st December 2005	397,987

Goodwill acquired in business combinations was allocated, at acquisition, to the individual cash-generating units ("CGUs") that are expected to benefit from that business combination. The carrying amount of goodwill was allocated as follows:

	THE GROUP	
	2006 HK$'000	2005 HK$'000
Sale and manufacture of Chinese medicine and health food	291,814	293,921
Sale and manufacture of biomedicine	130,011	104,066
	421,825	397,987

The recoverable amounts of the CGUs are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the year. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market.

The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the coming year and extrapolates cash flows for the following four years with a steady growth rate of 5%.

The rate used to discount the forecast cash flows is commercial borrowing rate.

22. Investment In Subsidiaries

	THE COMPANY	
	2006	**2005**
	HK$'000	*HK$'000*
Unlisted shares, at cost	1,023,154	1,023,154

Details of the Company's principal subsidiaries at 31st December 2006 are set out in note 52.

23. Interests/Investment in Jointly Controlled Entities

	THE GROUP		THE COMPANY	
	2006	**2005**	**2006**	**2005**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Cost of unlisted investments in jointly controlled entities	1,981,859	1,973,211	112,921	166,790
Share of post-acquisition profits and reserves, net of dividends received	585,729	509,879	–	–
	2,567,588	2,483,090	112,921	166,790
Less: Impairment loss recognised	(122,595)	(92,582)	(112,921)	(25,117)
	2,444,993	2,390,508	–	141,673

Included in the cost of investment is goodwill of HK$17,146,000 (2005: HK$47,275,000) arising on acquisition of interests in jointly controlled entities. The movement of goodwill is set out below:

	THE GROUP *HK$'000*
COST	
At 1st January 2005	85,436
Exchange adjustments	544
Arising on acquisition of a jointly controlled entity	28,314
Transfer from goodwill of subsidiaries	1,759
At 31st December 2005	116,053
Exchange adjustments	1,155
Eliminated on deemed disposal of interest in a jointly controlled entity	(1,271)
At 31st December 2006	115,937
IMPAIRMENT	
At 1st January 2005	67,369
Impairment loss recognised for the year	1,409
At 31st December 2005	68,778
Impairment loss recognised for the year	30,013
At 31st December 2006	98,791
CARRYING VALUES	
At 31st December 2006	17,146
At 31st December 2005	47,275

During the year, the directors considered that in light of the decrease in operating results of a jointly controlled entity, with reference to the estimated cash flows from the operations of the jointly controlled entity, full impairment loss in respect of the goodwill of this jointly controlled entity of HK$30,013,000 was recognised in profit or loss.

A summary of the combined financial information in respect of the Group's jointly controlled entities which are accounted for using the equity method is set out below:

	THE GROUP	
	2006	**2005**
	HK$'000	*HK$'000*
Group's share of total assets of jointly controlled entities	5,861,209	5,181,395
Group's share of total liabilities of jointly controlled entities	(3,422,971)	(2,816,049)
Group's share of net assets of jointly controlled entities	2,438,238	2,365,346
Income	6,661,432	6,738,886
Profit for the year	238,999	61,206
Group's share of results of jointly controlled entities for the year	21,152	2,839

The Group has discontinued recognition of its share of losses of certain jointly controlled entities. The amounts of unrecognised share of losses of the jointly controlled entities, both for the year and cumulatively, are as follows:

	THE GROUP	
	2006	**2005**
	HK$'000	*HK$'000*
Unrecognised share of losses of jointly controlled entities for the year	11,722	1,691
Accumulated unrecognised share of losses of jointly controlled entities	13,413	1,691

Details of the Group's principal jointly controlled entities at 31st December 2006 are set out in note 53.

24. Interests in Associates

	THE GROUP	
	2006	**2005**
	HK$'000	*HK$'000*
Cost of investment in associates		
– Listed in Hong Kong	1,819,766	1,819,766
– Listed in the PRC	141,506	174,824
– Unlisted	230,664	269,785
Share of post-acquisition profits and reserves, net of dividends received	1,630,747	1,632,475
	3,822,683	3,896,850
Less: Impairment loss recognised	(28,793)	(28,793)
	3,793,890	3,868,057
Fair value of listed investments	3,640,093	3,265,874

Included in the cost of investments is goodwill of HK$3,320,000 (2005: HK$3,320,000) arising on acquisition of interests in associates. The movement of goodwill is set out below:

	THE GROUP
	HK$'000
COST	
At 1st January 2005	72,291
Transfer from goodwill of subsidiaries	43,560
Eliminated on deemed disposal of interest in an associate	(74)
Transfer to goodwill of subsidiaries	(57,159)
Transfer to assets classified as held for sale	(35,924)
At 31st December 2005 and 31st December 2006	22,694
IMPAIRMENT	
Impairment loss recognised for the year ended 31st December 2005 and balance at 31st December 2005 and 31st December 2006	19,374
CARRYING VALUES	
At 31st December 2006	3,320
At 31st December 2005	3,320

A summary of the combined financial information in respect of the Group's associates is set out below:

	THE GROUP	
	2006	**2005**
	HK$'000	*HK$'000*
Total assets	41,261,076	43,287,778
Total liabilities	(13,968,625)	(14,693,352)
Net assets	27,292,451	28,594,426
Group's share of net assets of associates	3,799,989	3,874,156
Income	19,822,344	18,020,749
Profit (loss) for the year	106,914	(485,328)
Group's share of results of associates for the year	157,215	102,532

Details of the Group's principal associates at 31st December 2006 are set out in note 54.

25. Available-for-sale Investments

	THE GROUP	
	2006	**2005**
	HK$'000	*HK$'000*
Available-for-sale investments comprise:		
Listed equity securities:		
– in Hong Kong	15,523	11,521
– in the PRC	6,699	17,957
Unlisted equity securities:		
– in Hong Kong	5	5
– in the PRC	174,882	291,571
	197,109	321,054

At the balance sheet date, all available-for-sale investments are stated at fair value, except for those unlisted equity investments of which their fair values cannot be measured reliably.

The above investments in unlisted equity securities are measured at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair values cannot be measured reliably.

The Group's unlisted investments at the balance sheet date include HK$34,159,000 (2005: HK$34,159,000) investments in the companies with shareholding of 30% and 26.14% respectively established in the PRC which are engaged in the manufacture and sale of paper products. Pursuant to various addendums to the joint venture agreements with the respective PRC joint venture partners, the Group has surrendered its economic interests in connection with the operation and management of these companies in return for the receipt of contracted annual payments. At the end of the joint venture period, the Group is entitled to the distribution of all the remaining assets in accordance with their shareholdings in these companies. In the opinion of the directors, these companies are not regarded as the Group's associates as the Group cannot exercise significant influence on these companies.

During the year, the directors reviewed the carrying amount of the available-for-sale investments in light of the current market condition with reference to the estimated discounted future cash flows from the business operated by the investees. The directors identified an impairment loss of HK$1,900,000 (2005: HK$9,648,000) on the investment and the amount has been recognised in profit or loss accordingly.

26. Loan Receivables

	THE GROUP	
	2006	**2005**
	HK$'000	*HK$'000*
Fixed-rate loan receivables at interest rate of 5.5% per annum	3,689	4,444
Variable-rate loan receivables at interest rate of HIBOR+1% per annum	–	62,590
	3,689	67,034
Analysed for reporting purposes:		
Non-current portion (receivable after 12 months)	3,689	4,277
Current portion (receivable within 12 months)	–	62,757
	3,689	67,034

The exposure of the Group's fixed-rate loan receivables to interest rate risks and their contractual maturity dates are as follows:

	THE GROUP	
	2006	**2005**
	HK$'000	*HK$'000*
Fixed-rate loan receivables:		
Within one year	–	167
In more than three years but not more than four years	3,689	4,277
	3,689	4,444

The Group's loan receivables are denominated in the following currencies:

	THE GROUP	
	2006	**2005**
	HK$'000	*HK$'000*
Hong Kong dollars	3,689	4,444
United States dollars	–	62,590
	3,689	67,034

At 31st December 2006, the fixed-rate loan receivable of HK$3,689,000 (2005: HK$4,444,000) represents the amount due from a minority shareholder of a subsidiary (the "MI shareholder"). It is secured by the MI shareholder's equity interest in the subsidiary and the dividend distribution by the subsidiary.

At 31st December 2005, the variable-rate loan receivable of HK$62,590,000 represented the amount due from 中環保水務投資有限公司 (General Water of China Co., Ltd.) ("General Water of China"), a jointly controlled entity of the Group, and was secured by General Water of China's 55% equity interest in 廈門水務中環污水處理有限公司 and 45% equity interest in 廈門水務中環制水有限公司 and fully settled during the year.

27. Deposits Paid on Acquisition of Property, Plant and Equipment

The Group

The deposits were paid by the Group in connection with the acquisition of property, plant and equipment for new production facilities and the widening work of the Shanghai section of the Shanghai-Nanjing Expressway.

28. Deposit Paid on Acquisition of a Subsidiary

The Group

At 31st December 2005, the deposits were paid by the Group in connection with the acquisition of a subsidiary which was engaged in manufacture of pharmaceutical raw materials.

29. Derivative Financial Instruments

Derivative under hedge accounting

	THE GROUP AND THE COMPANY	
	2006	**2005**
	HK$'000	*HK$'000*
Cash flow hedge – Interest rate swaps:		
Non-current asset	–	6,421

Cash flow hedge:

At 31st December 2005, the Group used interest rate swaps to minimise its exposure to changes in cash flow of interest payments of its floating-rate Hong Kong dollars bank borrowings by swapping HK$800 million long-term portion syndicated loan, which due at 10th April 2007, from floating rate of HIBOR plus 0.45% to the predetermined rates. The interest rate swaps was terminated during the year.

30. Inventories

	THE GROUP	
	2006	**2005**
	HK$'000	*HK$'000*
Raw materials	643,605	649,608
Work in progress	130,161	112,557
Finished goods	319,371	330,465
Merchandise held for resale	123,475	123,095
	1,216,612	1,215,725

31. Trade and Other Receivables

	THE GROUP	
	2006	**2005**
	HK$'000	*HK$'000*
Trade receivables	982,142	1,003,161
Less: accumulated impairment	(86,908)	(60,014)
	895,234	943,147
Other receivables	617,893	596,714
Total trade and other receivables	1,513,127	1,539,861

The Group generally allows credit period ranging from 30 days to 90 days to its trade customers. An aged analysis of trade receivables net of impairment losses, are as follows:

	THE GROUP	
	2006	**2005**
	HK$'000	*HK$'000*
Trade receivables:		
Within 30 days	377,371	496,563
Within 31 – 60 days	200,436	174,943
Within 61 – 90 days	93,395	78,413
Within 91 – 180 days	104,554	106,355
Within 181 – 360 days	99,781	57,750
Over 360 days	19,697	29,123
	895,234	943,147

32. Financial Assets at Fair Value Through Profit or Loss

	THE GROUP	
	2006	**2005**
	HK$'000	*HK$'000*
Investments held-for-trading:		
Listed equity securities in		
– Hong Kong	155,985	147,806
– Others	153,945	98,356
Unlisted investment funds in equity and debt securities	785,564	229,767
	1,095,494	475,929
Financial assets designated at fair value through profit or loss:		
– Convertible notes/bonds	155,430	103,162
– Structured deposits	329,785	467,271
– Equity-linked notes	79,402	23,680
	564,617	594,113
	1,660,111	1,070,042

At the balance sheet date, all financial assets at fair value through profit or loss are stated at fair value. The fair values are determined by reference to bid prices quoted in active markets or valuation performed by the respective issuing banks or financial institutions.

Included in financial assets designated at fair value through profit or loss is structured deposits of HK$329,785,000 (2005: HK$467,271,000) placed with banks. Under the relevant agreements, these structured deposits contain embedded derivatives in which their returns are determined by reference to the change in exchange rate of certain foreign currencies and the change in certain interest rates quoted in the market.

33. Pledged Bank Deposits, Short-term Bank Deposits and Bank Balances and Cash

The Group

Pledged bank deposits with maturity of less than three months represents deposits pledged to banks to secure general banking facilities granted to the Group and an associate. Deposits amounting to HK$28,560,000 (2005: HK$28,000,000) have been pledged to secure general banking facilities and are therefore classified as current assets.

The pledged bank deposits carry interest at fixed interest rate of 3.28% (2005: 3.58%) per annum and the short-term bank deposits with maturity of more than three months carry interest at market rate ranging from 1.8% to 5.57% (2005: 1.9% to 4.34%) per annum. The bank deposits with maturity of less than three months carry interest at market rate ranging from 0.72% to 5.31% (2005: 0.72% to 4.37%) per annum. The pledged bank deposits will be released upon the settlement of relevant bank borrowings.

The Company

The short-term bank deposits carry interest at market rate ranging from 5.47% to 5.57% (2005: 4.34%) per annum and the bank deposits with maturity of less than three months carry interest at market rate ranging from 3.72% to 5.31% (2005: 3.85% to 4.37%) per annum.

34. Assets Classified as Held for Sale

	THE GROUP	
	2006	**2005**
	HK$'000	*HK$'000*
Assets classified as held for sale comprise:		
Property interests *(note a)*	28,833	27,790
An associate *(note b)*	–	317,395
	28,833	345,185

Notes:

(a) In 2005, the Group resolved to dispose of two pieces of land and buildings with aggregate carrying amounts of HK$28,833,000 (2005: HK$27,790,000) to an outsider within twelve months subsequent to the balance sheet date. Accordingly, the amounts have been classified as assets held for sale and are presented separately in the balance sheet. The proceeds of disposal will exceed their net carrying amounts and, accordingly, no impairment loss has been recognised. The disposal transaction was completed in January 2007.

(b) In October 2005, the Group entered into a conditional share repurchase agreement with Shanghai Jahwa United Co. Ltd. ("Shanghai Jahwa"), a 28.15% held associate of the Group, pursuant to which Shanghai Jahwa shall repurchase from the Group its entire interest in Shanghai Jahwa at a consideration of RMB336,680,000 (equivalent to approximately HK$323,731,000). Accordingly, the Group's interest in Shanghai Jahwa of HK$348,642,000 (including goodwill asset of HK$35,924,000) had been reclassified as assets held for sale and was presented separately in the consolidated balance sheet. Since the net realisable value on the share repurchase would fall below the carrying amounts of the reclassified assets, an impairment loss of HK$31,247,000 was recognised during the year ended 31st December 2005. The disposal transaction was completed during the year.

35. Trade and Other Payables

Included in trade and other payables are trade payables of HK$681,779,000 (2005: HK$578,475,000) and their aged analysis is as follows:

	THE GROUP	
	2006	**2005**
	HK$'000	*HK$'000*
Trade payables:		
Within 30 days	483,708	356,876
Within 31 – 60 days	78,084	91,492
Within 61 – 90 days	29,017	42,345
Within 91 – 180 days	42,482	37,727
Within 181 – 360 days	17,499	25,738
Over 360 days	30,989	24,297
	681,779	578,475

36. Bank and Other Borrowings

	THE GROUP		THE COMPANY	
	2006	**2005**	**2006**	**2005**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Bank loans	2,112,143	2,171,265	–	1,600,000
Other loans	64,560	122,484	–	–
	2,176,703	2,293,749	–	1,600,000
Analysed as:				
Secured	365,963	393,267	–	–
Unsecured	1,810,740	1,900,482	–	1,600,000
	2,176,703	2,293,749	–	1,600,000
Carrying amount repayable:				
On demand or within one year	614,741	1,320,175	–	800,000
More than one year but not more than two years	63,071	865,495	–	800,000
More than two years but not more than five years	1,490,362	100,812	–	–
Over five years	8,529	7,267	–	–
	2,176,703	2,293,749	–	1,600,000
Less: Amounts due within one year shown under current liabilities	(614,741)	(1,320,175)	–	(800,000)
	1,561,962	973,574	–	800,000

The exposure of the Group's fixed-rate borrowings and the contractual maturity dates (or repricing dates) are as follows:

	2006	2005
	HK$'000	*HK$'000*
Fixed-rate borrowings:		
Within one year	279,911	420,974
In more than one year but not more than two years	63,071	65,495
In more than two years but not more than three years	171	62,021
In more than three years but not more than four years	171	38,626
In more than four years but not more than five years	170	165
In more than five years	8,529	7,267
	352,023	594,548

The ranges of effective interest rates (which are also equal to contracted interest rates) on the Group's borrowings are as follows:

	2006	2005
Effective interest rate:		
Fixed-rate borrowings	2.4% to 7.9%	2.4% to 9%
Variable-rate borrowings	4.32% to 9.36%	0.97% to 4.65%

Included in the bank borrowings is an amount of HK$1,500 million drawn under a syndicated loan facility of HK$3,000 million newly obtained by the Group during the year. Transaction costs directly attributable to such bank borrowings amounted to approximately HK$10.5 million and was deducted from the fair value of the bank borrowing on initial recognition. At 31st December 2006, the carrying value of such bank borrowings amounted to approximately HK$1,490 million.

37. Share Capital

	Number of ordinary shares	Amount
		HK$'000
Authorised:		
Ordinary shares of HK$0.10 each		
– at 1st January 2005, 31st December 2005 and 31st December 2006	2,000,000,000	200,000
Issued and fully paid:		
Ordinary shares of HK$0.10 each		
– balance at 1st January 2005	958,638,000	95,864
– exercise of share options	8,895,000	889
– balance at 31st December 2005	967,533,000	96,753
– exercise of share options	971,000	97
– balance at 31st December 2006	968,504,000	96,850

38. Share-based Payment Transactions

Details of the equity-settled share option schemes adopted by members of the Group are as follows:

(a) SIHL Scheme

The Company has, in accordance with Chapter 17 of the Listing Rules, adopted a new share option scheme (the "SIHL Scheme"), as approved by the shareholders of the Company at the extraordinary general meeting held on 31st May 2002. The SIHL Scheme shall be valid and effective for a period of 10 years commencing on the adoption of the Scheme, after which period no further share options will be granted. The SIHL Scheme is to provide the Company with a flexible means of giving incentive to, rewarding, remunerating, compensating and/or providing benefits to the eligible participants and for such other purposes as the Board may approve from time to time.

According to the SIHL Scheme, the Board of Directors of the Company may grant options to any director or employee of each member of the Group (including a company in which (i) the Company is directly or indirectly interested in less than 20% of the issued share capital or equity interest or voting rights of such company but is the largest shareholder or the holder of the largest voting rights of such company; or (ii) in the opinion of the Board of Directors, the Company is able to exercise significant influence to such company); and any executive or employee of any business consultant, professional and other advisers in each member of the Group who have rendered service or will render service to the Group, to subscribe for shares in the Company for a consideration of HK$1 for each lot of share options granted. Share options granted should be accepted within 30 days from the date of grant.

The Board of Directors may at its absolute discretion determine and notified by the Board of Directors to each grantee the period during which a share option may be exercised, such period should expire not later than 10 years from the date of grant of the share options. Subject to the provisions of the SIHL Scheme, the Board of Directors may at its discretion when offering the grant of a share option impose any conditions, restrictions or limitations in relation thereto as it may think fit.

The subscription price for shares in the Company shall be a price solely determined by the Board of Directors of the Company and notified to an eligible participant, and shall be at least the highest of: (i) the closing price of the Company's shares on the date of grant; (ii) the average closing price of the Company's shares for the five trading days immediately preceding the date of grant; and (iii) the nominal value of a share of the Company.

The total number of shares which may be issued upon exercise of all options to be granted under the SIHL Scheme and any other share option schemes of the Company shall not in aggregate exceed 10% of the total number of shares of the Company in issue as at the date of approval of the SIHL Scheme. The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the SIHL Scheme and any other share option schemes of the Company shall not exceed 30% (or such higher percentage as may be allowed under the Listing Rules) of the total number of shares in issue from time to time. The total number of shares issued and to be issued upon exercise of the options granted to each participant under the SIHL Scheme and any other option schemes (including both exercised, cancelled and outstanding options) in any 12-month period shall not exceed 1% of the total number of shares in issue unless approved by the shareholders of the Company.

The number of shares available for issue, save for those granted but yet to be exercised, under the SIHL Scheme totalled 49,617,000 shares, which represented 5.1% (2005: 5.6%) of the issued share capital of the Company as at the date of this annual report.

The following table discloses details of the Company's options under the SIHL Scheme held by the Group's employees and other eligible participants and movement in such holdings during the year:

Month of grant	Exercise price per share *HK$*	Outstanding at 1.1.2006	Granted during the year	Exercised during the year	Lapsed during the year	Outstanding at 31.12.2006
September 2002	11.71	7,385,000	–	(885,000)	(6,500,000)	–
September 2005	14.89	10,000,000	–	(86,000)	(383,000)	9,531,000
May 2006	17.10	–	5,000,000	–	–	5,000,000
		17,385,000	5,000,000	(971,000)	(6,883,000)	14,531,000
Exercisable at the end of the year						4,359,300

Month of grant	Exercise price per share *HK$*	Outstanding at 1.1.2005	Granted during the year	Exercised during the year	Lapsed during the year	Outstanding at 31.12.2005
September 2002	11.71	16,280,000	–	(8,895,000)	–	7,385,000
September 2005	14.89	–	10,000,000	–	–	10,000,000
		16,280,000	10,000,000	(8,895,000)	–	17,385,000
Exercisable at the end of the year						7,385,000

Details of the share options held by the directors included in the above table are as follows:

Month of grant	Exercise price per share *HK$*	Outstanding at 1.1.2006	Granted during the year	Exercised during the year	Outstanding at 31.12.2006
September 2005	14.89	2,440,000	–	–	2,440,000
May 2006	17.10	–	2,300,000	–	2,300,000
		2,440,000	2,300,000	–	4,740,000

Month of grant	Exercise price per share *HK$*	Outstanding at 1.1.2005	Granted during the year	Exercised during the year	Outstanding at 31.12.2005
September 2002	11.71	500,000	–	(500,000)	–
September 2005	14.89	–	2,440,000	–	2,440,000
		500,000	2,440,000	(500,000)	2,440,000

The options granted on 10th September 2002 may be exercised in accordance with the terms of the relevant scheme as to:

1. 30% of the options within three and a half years commencing on 10th March 2003;

2. a further 30% of the options within two and a half years commencing on 10th March 2004;

3. the remaining 40% of the options within one and a half years commencing on 10th March 2005; and

4. the options will expire at the close of business on 9th September 2006.

The options granted on 2nd September 2005 may be exercised in accordance with the terms of the relevant scheme as to:

1. 30% of the options within three years commencing on 2nd March 2006;

2. a further 30% of the options within two years commencing on 2nd March 2007;

3. the remaining 40% of the options within one year commencing on 2nd March 2008; and

4. the options will expire at the close of business on 1st March 2009.

The options granted on 2nd May 2006 ("Third Lot Share Options") may be exercised in accordance with the terms of the relevant scheme as to:

1. 30% of the options within three years commencing on 2nd November 2006;

2. a further 30% of the options within two years commencing on 2nd November 2007;

3. the remaining 40% of the options within one year commencing on 2nd November 2008; and

4. the options will expire at the close of business on 1st November 2009.

During the year, the weighted average closing price immediately before the dates on which the share options under the SIHL Scheme were exercised was HK$16.16.

The closing price immediately before 2nd May 2006, being the date of grant of the Third Lot Share Options, was HK$16.70.

Total consideration received for shares issued upon exercise of share options under the SIHL Scheme during the year was approximately HK$11,644,000 (2005: HK$104,160,000).

The estimated fair value of the options granted to the Group's employees and other eligible participants during the year is approximately HK$12,250,000 (2005: HK$9,946,000).

The fair value was calculated using The Black-Scholes option pricing model. The inputs into the model were as follows:

	2006	2005
Weighted average fair value	HK$2.45	HK$0.9946
Weighted average share price	HK$17.1	HK$14.85
Exercise price	HK$17.1	HK$14.89
Expected volatility	22.21%	16.7%
Expected life	2 to 3 years	0.5 to 1.5 years
Hong Kong Exchange Fund Note rate	4.22% to 4.41%	3.33% to 3.62%
Expected dividend yield	2.5%	3.7%

Expected volatility was determined by using the historical volatility of the Company's share price over the previous year. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations.

As the services to be performed by other eligible participants are similar to services performed by the employees of the Group, the fair value of such services is also measured with reference to the fair value of share options granted using the Black-Scholes option pricing model.

The Group recognised an expense of approximately HK$10,872,000 for the year ended 31st December 2006 (2005: HK$3,911,000) in relation to the share options granted by the Company, in which approximately HK$7,994,000 (2005: HK$2,738,000) was related to options granted to the Group's employees and shown as staff costs, and the remaining balance represents share option expense for other eligible participants.

(b) Mergen Biotech Scheme

A subsidiary of the Company, Mergen Biotech Limited ("Mergen Biotech") adopted a share option scheme (the "Mergen Biotech Scheme") on 28th May 2004 for the primary purpose of providing incentives to eligible participants to contribute to Mergen Biotech and to enable Mergen Biotech to recruit and attract high-calibre employees and attract human resources that are valuable to Mergen Biotech and its subsidiaries (the "Mergen Group"), and the scheme will remain valid for a period of 10 years commencing on the date of its adoption.

Under the Mergen Biotech Scheme, the Board of Directors of Mergen Biotech (the "Mergen Board") can grant options to eligible participants, including any director, management, employee (whether full-time or part-time) or business consultant and professional adviser of the Mergen Group, to subscribe for shares in Mergen Biotech for a consideration of HK$1 for each lot of share options granted. Options granted have to be accepted within 30 days from the date of grant.

An option may be exercised in accordance with the terms of the Mergen Biotech Scheme at any time during a period to be notified by the Mergen Board to each grantee, such period shall not be more than 10 years from the date upon which the grant of a share option is made to a participant in accordance with the Mergen Biotech Scheme but subject to the provisions for early termination contained therein. Subject to the provisions of the Mergen Biotech Scheme, the Mergen Board may at its discretion when offering the grant of a share option imposed any conditions, restrictions or limitations in relation thereto as it may think fit.

The subscription price of the share options shall be determined by the Mergen Board with reference to the unaudited net asset per share of Mergen Biotech ("Mergen Share") as at 31st December 2003 and shall not be less than US$8.22 (or its equivalent in HK$) per Mergen Share. The subscription price of options granted after the Company has contemplated a separate listing of Mergen Biotech on the Main Board or the Growth Enterprise Market ("GEM") of the Stock Exchange or any overseas stock exchange and up to the date of listing of the Mergen Shares shall not be lower than the new issue price of the Mergen Shares on listing. Without prejudice to the foregoing, any options granted during the period commencing 6 months before the lodgement of Form A1 (or its equivalent for listing on GEM or any overseas exchange) are subject to the above requirement. The subscription price of any options granted during such period shall be adjusted at the absolute discretion of the Mergen Board to a price not lower than the new issue price of the Mergen Shares on listing.

The maximum number of Mergen Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Mergen Biotech Scheme and other share option scheme(s) of Mergen Biotech shall not exceed 10% of the total number of Mergen Shares in issue from time to time. The Mergen Board will have the right to grant to the eligible participants options to subscribe for Mergen Shares, which when aggregated with any securities to be granted subject to any other share option schemes of Mergen Biotech shall not in aggregate exceed 10% of the total number of Mergen Shares in issue as at the date of approval of the Mergen Biotech Scheme. No eligible participants under the Mergen Biotech Scheme shall be granted an option which, if exercised, would result in the aggregate number of Mergen Shares issued and to be issued upon exercise of all options granted and to be granted to such participant, in any 12-month period (including exercised, cancelled and outstanding options), would exceed 1% of the Mergen Shares in issue unless approved by the shareholders of the Company.

The following table discloses details of the options under the Mergen Biotech Scheme during the year:

Month of grant	Exercise price per share	Outstanding at 1.1.2005, 31.12.2005 and 31.12.2006
December 2004	US$8.22	63,400

The number of shares available for issue, save for those granted but yet to be exercised, under the Mergen Biotech Scheme totalled 14,600 Mergen Shares which represented 1.87% (2005: 1.87%) of the issued share capital of Mergen Biotech as at the date of this annual report.

The share options can be exercised during the period from 30th June 2005 to 27th May 2014 with details below, subject to the performance targets as determined by the Mergen Board to be accomplished by the grantees:

1. 70% of the options within nine years and eleven months commencing on 30th June 2005;

2. a further 15% of the options within nine years and five months commencing on 31st December 2005;

3. the remaining 15% of the options within eight years and eleven months commencing on 30th June 2006; and

4. the options will expire at the close of business on 27th May 2014.

No options was granted or exercised under the Mergen Biotech Scheme for both years.

The Group recognised an expense of approximately HK$206,000 for the year ended 31st December 2006 (2005: HK$2,227,000) in relation to the share options granted by Mergen Biotech.

39. Reserves

	Share premium HK$'000	Share options reserve HK$'000	Capital redemption reserve HK$'000	Capital reserve HK$'000	Hedging reserve HK$'000	Accumulated profits HK$'000	Total HK$'000
THE COMPANY							
At 1st January 2005	10,032,631	–	1,071	1,137,728	(3,328)	3,035,407	14,203,509
Gain on cash flow hedges and net income recognised directly in equity	–	–	–	–	9,749	–	9,749
Profit for the year	–	–	–	–	–	661,159	661,159
Total recognised income and expense for the year	–	–	–	–	9,749	661,159	670,908
Premium arising on issue of shares	103,271	–	–	–	–	–	103,271
Transaction costs attributable to issue of new shares	(121)	–	–	–	–	–	(121)
Recognition of equity-settled share-based payment expenses	–	3,911	–	–	–	–	3,911
Dividends paid *(note 14)*	–	–	–	–	–	(529,805)	(529,805)
At 31st December 2005	10,135,781	3,911	1,071	1,137,728	6,421	3,166,761	14,451,673
Loss on cash flow hedges and net expense recognised directly in equity	–	–	–	–	(6,421)	–	(6,421)
Profit for the year	–	–	–	–	–	1,938,435	1,938,435
Total recognised income and expense for the year	–	–	–	–	(6,421)	1,938,435	1,932,014
Premium arising on issue of shares	11,547	–	–	–	–	–	11,547
Release of share options reserve on exercise of share options	72	(72)	–	–	–	–	–
Reversal upon cancellation of share option	–	(321)	–	–	–	321	–
Transaction costs attributable to issue of new shares	(25)	–	–	–	–	–	(25)
Recognition of equity-settled share-based payment expenses	–	10,872	–	–	–	–	10,872
Dividends paid *(note 14)*	–	–	–	–	–	(426,058)	(426,058)
At 31st December 2006	10,147,375	14,390	1,071	1,137,728	–	4,679,459	15,980,023

The Company's reserve available for distribution to shareholders as at 31st December 2006 represents its accumulated profits of approximately HK$4,679.5 million (2005: HK$3,166.8 million).

The Company's capital reserve which arose in 1997 upon reduction of share premium as confirmed by the Order of the High Court of Hong Kong was not realised profits and is an undistributable reserve.

40. Amounts Due from (to) Subsidiaries

At 31st December 2006, the amounts due from subsidiaries are unsecured and repayable on demand. Except for an amount of approximately HK$60 million (2005: HK$80 million) which carries interest at HIBOR plus 0.45% per annum, the balances are non-interest bearing.

The amounts due to subsidiaries are unsecured, non-interest bearing and repayable on demand.

41. Deferred Taxation

The following are the major deferred tax liabilities (assets) recognised by the Group and movements thereon during the current and prior years:

	Accelerated tax depreciation	Revaluation of properties	Tax losses	Other deferred tax liabilities	Other deferred tax assets	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE GROUP						
At 1st January 2005	101,945	–	(4,950)	3,394	(41,684)	58,705
Exchange adjustments	62	–	–	65	235	362
(Credit) charge to income for the year *(note 11)*	(595)	2,126	(2,850)	6,555	17,300	22,536
At 31st December 2005	101,412	2,126	(7,800)	10,014	(24,149)	81,603
Exchange adjustments	161	–	–	129	(6,388)	(6,098)
Arising on acquisition of a subsidiary	–	–	–	7,459	–	7,459
(Credit) charge to income for the year *(note 11)*	(6,879)	3,546	700	2,278	675	320
At 31st December 2006	94,694	5,672	(7,100)	19,880	(29,862)	83,284

For the purpose of balance sheet presentation, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances for financial reporting purposes:

	2006	2005
	HK$'000	*HK$'000*
Deferred tax liabilities	112,046	107,479
Deferred tax assets	(28,762)	(25,876)
	83,284	81,603

At 31st December 2006, the Group had unused tax losses of HK$46.5 million (2005: HK$76.9 million) available for offset against future assessable profits. A deferred tax asset amounting to approximately HK$7.1 million (2005: HK$7.8 million) in respect of tax losses amounting to approximately HK$40.6 million (2005: HK$44.6 million) was recognised. No deferred tax asset has been recognised in respect of the remaining tax losses of HK$5.9 million (2005: HK$32.3 million) due to the unpredictability of future profit streams. The unrecognised tax losses may be carried forward indefinitely.

42. Acquisition of a Subsidiary

On 1st January 2006, the Group acquired 69.63% equity interest in 常州天普藥業有限公司 (Changzhou Techpool Pharmaceutical Co., Ltd) ("Changzhou Techpool"), a company engaged in developing, manufacturing and sale of raw and finished bio-chemical pharmaceutical, for a consideration of RMB71,000,000 (equivalent to approximately HK$68,269,000). The acquisition has been accounted for using the purchase method of accounting. The amount of goodwill arising as a result of this acquisition was HK$22,569,000.

During the year ended 31st December 2005, the Group acquired certain subsidiaries, details of which are as follows:

(a) In February 2005, the Group increased its interest in Chengdu Jiuxing Printing and Packing Co., Ltd. ("Chengdu Jiuxing") from 30% to 51%, at a consideration of RMB22,480,000 (equivalent to HK$21,208,000). No goodwill or discount arose on this acquisition.

(b) In September 2005, the Group increased its interest in HebeiYongxin Paper Co., Ltd. from 39% to 66%, at a consideration of RMB14,070,000 (equivalent to HK$13,529,000). No goodwill or discount arose on this acquisition.

(c) In July 2005, the Group increased its interest in 杭州胡慶餘堂藥業有限公司 (Hangzhou Huqingyutang Pharmaceutical Co., Ltd) ("Huqingyutang Pharmaceutical") from 30.006% to 51.007%, at a consideration of RMB134,800,000 (equivalent to HK$129,615,000). The amount of goodwill arising as a result of this acquisition was HK$37,274,000.

The net assets acquired in the transaction, and the goodwill arising, are as follows:

	2006			
	Acquiree's carrying amount before combination	Fair value adjustments	Fair value	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Net assets acquired:				
Property, plant and equipment	17,335	4,683	22,018	397,542
Prepaid lease payments	1,385	–	1,385	62,776
Other intangible assets	598	4,042	4,640	59,121
Interests in associates	6,655	–	6,655	–
Available-for-sale investments	–	–	–	18,621
Inventories	55,325	11,065	66,390	133,838
Trade and other receivables	11,764	–	11,764	272,083
Taxation recoverable	–	–	–	1,529
Bank balances and cash	11,038	–	11,038	208,248
Trade and other payables	(27,097)	–	(27,097)	(426,195)
Taxation payable	(12)	–	(12)	(2,822)
Deferred tax liabilities	(928)	(6,531)	(7,459)	–
Bank and other borrowings	(24,038)	–	(24,038)	(302,749)
	52,025	13,259	65,284	421,992
Minority interests of investees	–	–	–	(9,970)
Minority interests	(15,553)	(4,031)	(19,584)	(199,736)
	36,472	9,228	45,700	212,286
Other revaluation reserve			–	(8,716)
Goodwill arising on acquisition *(note 21)*			22,569	37,274
			68,269	240,844
Satisfied by:				
Deposit paid on acquisition of a subsidiary in prior year			68,269	–
Cash consideration paid			–	164,352
Interests in associates			–	54,505
Interest in a jointly controlled entity			–	21,987
			68,269	240,844
Net cash (outflow) inflow arising on acquisition:				
Cash consideration paid			–	(164,352)
Cash and cash equivalents acquired			11,038	208,248
			11,038	43,896

The goodwill arising on the acquisition of Changzhou Techpool is attributable to the anticipated profitability of the distribution of the Group's products in the new markets and the anticipated future operating synergies from the combination.

The subsidiary acquired contributed approximately HK$72 million (2005: HK$469.7 million) and HK$9 million (2005: HK$26.1 million) to the Group's turnover and profit for the year, respectively.

Had the acquisitions for the year ended 31st December 2005 been completed on 1st January 2005, the Group's turnover and profit for the year would have been increased by approximately HK$1,011.0 million and HK$60.6 million, respectively.

43. Disposal of Subsidiaries

During the year, the Group disposed of its entire interests in 北京上實中藥有限公司 and 上海實業聯合集團大藥房有限公司. The net assets of the subsidiaries at the date of disposal were as follows:

During the year ended 31st December 2005, the Group disposed of its entire interests in Guiyang Jiuxing Printing Co., Ltd., China Luck Property Limited ("China Luck") and Ningxia SIICViopes Nutracentials Co., Ltd. A net loss on disposal of interest in subsidiaries of HK$5,506,000 was recognised for that year.

	2006 *HK$'000*	2005 *HK$'000*
Net assets disposed of:		
Property, plant and equipment	4,661	18,263
Prepaid lease payments	1,047	1,493
Inventories	5,323	3,683
Trade and other receivables	2,055	4,791
Taxation recoverable	–	130
Bank balances and cash	3,033	1,205
Trade and other payables	(6,772)	(15,466)
Bank and other borrowings	–	(962)
Taxation payable	(287)	–
	9,060	13,137
Minority interests	(315)	(2,315)
	8,745	10,822
Translation reserve realised	(31)	11
	8,714	10,833
Gain (loss) on disposal of interest in subsidiaries	3,468	(5,506)
Consideration	12,182	5,327

	2006 *HK$'000*	2005 *HK$'000*
Satisfied by:		
Cash consideration received	12,182	5,327
Net cash inflow arising on disposal:		
Cash received	12,182	5,327
Bank balances and cash disposed of	(3,033)	(1,205)
	9,149	4,122

The subsidiaries disposed of during the year did not make any significant contribution to the results and cash flows of the Group during the period prior to the disposals.

44. Operating Leases

The Group as lessee

At the balance sheet date, the Group and the Company had commitments under non-cancellable operating leases which fall due as follows:

	THE GROUP		THE COMPANY	
	2006	**2005**	**2006**	**2005**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Within one year	33,176	29,831	3,281	6,562
In the second to fifth year inclusive	73,917	67,283	–	3,281
After five years	88,960	92,225	–	–
	196,053	189,339	3,281	9,843

Operating lease payments represent rental payable by the Group and the Company for certain office and factory properties. Leases are negotiated for an average term of 20 years and rentals are fixed for an average term of 1 to 2 years.

Included in the above are operating lease commitments for land and buildings of approximately HK$174 million (2005: HK$165 million) and approximately HK$3.3 million (2005: HK$9.8 million) payable by the Group and the Company, respectively, to the ultimate holding company and fellow subsidiaries.

The Group as lessor

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments:

	THE GROUP Land and buildings	
	2006	**2005**
	HK$'000	*HK$'000*
Within one year	2,323	797
In the second to fifth year inclusive	8,627	106
Over five years	7,000	–
	17,950	903

The Company had no significant operating lease arrangements as lessor at the balance sheet date.

45. Capital Commitments

	THE GROUP	
	2006	**2005**
	HK$'000	*HK$'000*
Capital expenditure contracted for but not provided in the financial statements in respect of		
– toll road construction costs	1,055,813	29,182
– investments in PRC jointly controlled entities	53,072	40,718
– investments in overseas jointly controlled entity	15,132	–
– acquisition of property, plant and equipment	79,796	85,055
– additions in construction in progress	71,245	73,938
	1,275,058	228,893
Capital expenditure authorised but not contracted for in respect of		
– toll road construction costs	–	1,747,066
– acquisition of property, plant and equipment	–	85,519
	–	1,832,585

In addition to the above, the Group's share of capital commitments of the jointly controlled entities are as follows:

	THE GROUP	
	2006	**2005**
	HK$'000	*HK$'000*
Capital expenditure contracted for but not provided in the financial statements in respect of		
– toll road construction costs	–	27,519
– investments in PRC jointly controlled entities and associates	31,735	13,011
– acquisition of property, plant and equipment	428,299	430,615
– additions in construction in progress	3,229	76,763
	463,263	547,908
Capital expenditure authorised but not contracted for in respect of		
– additions in construction in progress	–	116,550

The Company had no significant capital commitment at the balance sheet date.

46. Contingent Liabilities

	THE GROUP	
	2006	**2005**
	HK$'000	*HK$'000*
Guarantees given to banks in respect of banking facilities utilised by		
– associates	38,000	18,000
– a supplier	26,800	1,635
	64,800	19,635

The Company did not have significant contingent liabilities at the balance sheet date.

47. Pledge of Assets

At 31st December 2006, the following assets were pledged by the Group to banks in order to secure general banking facilities granted by these banks to the Group:

(i) plant and machinery with a carrying value of approximately HK$22.9 million (2005: HK$32.0 million);

(ii) leasehold land and buildings with a carrying value of approximately HK$195.5 million (2005: HK$230.1 million);

(iii) motor vehicles with a carrying value of approximately HK$82,000 (2005: HK$0.2 million); and

(iv) bank deposits of approximately HK$0.6 million (2005: nil).

In addition, at 31st December 2006, certain of the Group's plant and machinery with a carrying value of HK$180,322,000 (2005: HK$158,548,000) were pledged to an independent third party which provided a guarantee to a bank in respect of a bank loan granted to the Group.

At 31st December 2006, the Group had bank deposits of approximately HK$28.0 million (2005: HK$28.0 million) pledged to banks in respect of banking facilities granted to an associate.

48. Retirement Benefits Schemes

The Company and its subsidiaries in Hong Kong operate defined contribution retirement benefits scheme for their qualifying employees pursuant to the Occupational Retirement Schemes Ordinance. To comply with the Mandatory Provident Fund Schemes Ordinance (the "MPFO"), a Mandatory Provident Fund Scheme (the "MPF Scheme") was also established. The assets of both schemes are held separately in funds which are under the control of independent trustees. The retirement benefits schemes contributions charged to the consolidated income statement represent contributions payable by the Company and its subsidiaries in Hong Kong to the funds at rates specified in the rules of the schemes. When there are employees who leave the defined contribution retirement benefits scheme prior to becoming fully vested in the contributions, the amount of the forfeited contributions will be used to reduce future contributions payable by the Company and its subsidiaries in Hong Kong.

The employees employed in the PRC subsidiaries are members of the state-managed retirement benefits schemes operated by the PRC government. The PRC subsidiaries are required to contribute a certain percentage of their payroll to the retirement benefits schemes to fund the benefits. The only obligation of the Group with respect to the retirement benefits schemes is to make the required contributions under the schemes.

At the balance sheet date, no forfeited contributions were available to reduce the contribution payable in the future years.

49. Connected and Related Party Transactions and Balances

(I) Connected persons

(a) During the year, the Group had significant transactions and balances with related parties, some of which are also deemed to be connected persons pursuant to the Listing Rules. The significant transactions with the connected parties during the year, and significant balances with them at the balance sheet date, are as follows:

Connected persons	Nature of transaction	THE GROUP 2006 *HK$'000*	2005 *HK$'000*
Transactions			
Ultimate holding company:			
Shanghai Industrial Investment (Holdings) Company Limited ("SIIC")	Rentals paid on land and buildings *(note (i))*	7,640	7,279
Fellow subsidiaries:			
Nanyang Enterprises Properties Limited	Rentals paid on land and buildings *(note (i))*	14,520	13,800
The Tien Chu (HK) Co. Ltd.	Rentals paid on land and buildings *(note (i))*	26	700
	Purchase of materials *(note (ii))*	276	158
	Printing services income *(note (ii))*	278	287
上海上實(集團)有限公司 (SIIC Shanghai Holdings Co., Ltd.)	Rentals paid on land and buildings *(note (i))*	2,975	3,007
Eternal Success Holdings Limited ("Eternal")	Disposal of interest in a subsidiary and assignment of loan *(note (iii))*	–	4,654
Minority shareholders of subsidiaries:			
中國(杭州)青春寶集團有限公司 (China (Hangzhou) Qingchunbao Group Co. Ltd.) ("China Qingchunbao") and its subsidiaries	Sales of finished medicine and health products *(note (iv))*	14	13
許昌捲煙總廠	Sales of cigarette box packaging materials *(note (iv))*	122,694	113,491
Kong Hee Enterprises Limited ("Kong Hee")	Acquisition of additional interest in a subsidiary *(note (v))*	–	11,450
Shanghai Pharmaceutical (Group) Co., Ltd. ("SPGC")	Acquisition of additional interest in a subsidiary *(note (vi))*	–	71,509
	Disposal of interest in a jointly controlled entity *(note (vi))*	–	146,981

Connected persons	Nature of transaction	THE GROUP 2006 HK$'000	2005 HK$'000
Guangzhou Bopu Bio-Technology Co., Ltd. ("Guangzhou Bopu") and its subsidiary	Proposed acquisition of interest in a subsidiary *(note (vii))*	–	68,269
	Purchase of raw materials *(note (iv))*	26,381	40,706
	Additional capital in a subsidiary *(note (viii))*	28,890	–
Famerise Group Limited ("Famerise")	Disposal of interest in a subsidiary *(note (ix))*	26,000	–
Sichuan Quanxing Co., Ltd.	Sales of packaging materials *(note (iv))*	26,267	28,688
Xinnan (Tianjin) Paper Co., Ltd.	Purchase of raw materials *(note (iv))*	94,514	131,028
	Port agency service fees *(note (iv))*	5,173	4,237
Chifeng Pharmaceutical (Group) Co., Ltd.	Purchase of raw materials *(note (iv))*	9,282	765
Fellow subsidiary of a minority shareholder of a subsidiary:			
福建省廈門醫藥採購供應站	Sales of medicine products *(note (iv))*	6,664	7,547
Balances			
Minority shareholders of subsidiaries:			
China Qingchunbao and its subsidiaries	Balance at 31st December		
	– trade receivables	191	173
	– trade payables	713	711
	– dividend payable	–	9,230
許昌捲煙總廠	Balance at 31st December		
	– trade receivables	15,139	19,217
	– bills receivables	9,100	14,615

Notes:

(i) The rentals were charged in accordance with the relevant tenancy agreements and the prevailing rent was equivalent or approximate to the open market rentals as certified by an independent firm of professional property valuers when the tenancy agreements were entered into.

(ii) The terms of these transactions were determined and agreed by both parties.

(iii) On 6th December 2005, the Company entered into a sale and purchase agreement with Eternal to dispose of its entire interest in China Luck and the loan of HK$4,216,000 to China Luck at a consideration of HK$4,654,000.

(iv) These transactions were carried out at market prices or, where no market price was available, at cost plus a percentage of profit mark-up.

(v) On 17th January 2005, SIIC MedTech Health Products Limited ("SIIC Health Products"), a wholly-owned subsidiary of the Company, entered into a share transfer agreement, pursuant to which SIIC Health Products acquired a further 5% interest in Xiamen TCM from Kong Hee at a consideration of HK$11,450,000. Details of this acquisition were included in a published announcement of the Company on the same date.

(vi) On 21st April 2005, SI Pharmaceutical entered into an acquisition agreement with SPGC to acquired an additional 40% interest in Shanghai Medical Instruments Co., Ltd. at a consideration of RMB75,800,000 (approximately HK$71,509,000).

On the same date, S. I. Pharmaceutical Holdings Ltd., a subsidiary of the Company, entered into a disposal agreement with SPGC to dispose of its entire 48% interest in Shanghai Sunve Pharmaceutical Co., Ltd. to SPGC at a consideration of RMB155,800,000 (approximately HK$146,981,000).

Details of this acquisition and disposal were included in a circular issued by the Company dated 13th May 2005.

(vii) On 20th October 2005, Guangzhou Techpool International Pharmaceutical Co., Ltd. ("Techpool International"), a subsidiary to be established by the Group, entered into an acquisition agreement to acquire an approximately 69.63% interest in Changzhou Techpool from Guangzhou Bopu at a consideration of RMB71,000,000 (approximately HK$68,269,000). Details of this acquisition were included in a published announcement of the Company on the same date.

(viii) On 28th December 2006, SI Pharmaceutical agreed to contribute additional capital of RMB30,069,600 (approximately HK$30,069,600) to Guangdong Techpool Biochem Pharma Co. Ltd. ("Guangdong Techpool") by subscribing for 13,668,000 new shares in Guangdong Techpool at RMB2.2 per share. Guangzhou Bopu also agreed to contribute additional capital of RMB28,890,400 (approximately HK$28,890,400) to Guangdong Techpool by subscribing for 13,132,000 new shares in Guangdong Techpool at RMB2.2 per share. Details of these transactions were included in a published announcement of the Company on the same date.

(ix) On 28th December 2006, Techpool International entered into a transfer agreement to transfer its 69.63% interest in Changzhou Techpool to Guandong Techpool at a consideration of RMB71,000,000 (approximately HK$71,000,000).

On the same date, Famerise agreed to transfer its 25.82% interest in Changzhou Techpool to Shanghai United International Ltd., a non-wholly owned subsidiary of SI Pharmaceutical, at a consideration of HK$26,000,000.

Details of these transactions were included in a published announcement of the Company on 28th December 2006.

(b) At 31st December 2006, SI Pharmaceutical had given guarantees amounting to approximately HK$30 million (2005: nil) to banks in respect of banking facilities granted to Guangdong Techpool. Details of this provision of financial assistance were included in a published announcement of the Company dated 13th October 2006.

(c) Details of operating lease commitments with connected parties are set out in note 44.

(II) Related parties, other than connected persons

(a) In addition to the transactions with ultimate holding company and fellow subsidiaries as mentioned in note 49(I)(a) above, the significant transactions with related parties, during the year, and significant balances with them at the balance sheet date, are as follows:

Related parties	Nature of transaction	THE GROUP 2006 HK$'000	2005 HK$'000
Transactions			
A jointly controlled entity:			
河北永新紙業有限公司 (Hebei Yongxin Paper Co., Ltd.)	Interest income received	–	2,528
Associates:			
上海申永燙金材料有限公司 (Shanghai Shen Yong Stamping Foil Co., Ltd.)	Purchase of materials	2,667	2,316
浙江天外包裝印刷股份有限公司 (Zhejiang Tianwai Printing Co., Ltd.)	Sales of cigarette box packaging materials *(note(iv))*	10	–
	Purchase of materials	–	385
	Dividend income received	2,040	–
四川科爽紙業有限公司	Printing services income	679	227
Chengdu Jiuxing	Interest income received	–	107
廣西甲天下水松紙有限公司	Printing services income	8,369	9,601
西安永發醫藥包裝有限公司 (Xian Wing Fat Packing Co., Ltd.)	Interest paid	197	2,002
陝西永鑫紙業包裝有限公司	Sales of materials	3,672	2,380
Balances			
Jointly controlled entities:			
杭州胡慶餘堂國藥號有限公司 (Hangzhou Huqingyutang Drugstore Co., Ltd.)	Balance at 31st December – non-trade receivable	2,500	2,404
General Water of China	Balance at 31st December – short-term loan receivable	–	62,590
Associates:			
上海家化聯合股份有限公司	Balance at 31st December – short-term loan receivable	–	3,000
上海申永燙金材料有限公司 (Shanghai Shen Yong Stamping Foil Co., Ltd.)	Balance at 31st December – trade payable	2,241	1,980

Related parties	Nature of transaction	THE GROUP 2006 HK$'000	2005 HK$'000
浙江天外印刷股份有限公司 (Zhejiang Tianwai Printing Co., Ltd.)	Balance at 31st December – trade receivable	16	251
四川科美紙業有限公司	Balance at 31st December		
	– trade receivable	523	397
	– shareholder loan	1,274	1,225
廣西甲天下水松紙有限公司	Balance at 31st December		
	– trade receivable	4,075	2,995
西安永發醫藥包裝有限公司 (Xian Wing Fat Packing Co., Ltd.)	Balance at 31st December		
	– other short-term loan payable	–	27,200
	– non-trade receivables	7,477	7,477

(b) Details of pledged assets given by the Group to related parties are set out in note 47.

(III) Compensation of key management personnel

The remuneration of directors and other members of key management during the year was as follows:

	2006 HK$'000	2005 HK$'000
Short-term benefits	30,752	24,413
Share-based payments	5,392	1,204
	36,144	25,617

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

The Company's outstanding balances with related parties are set out in the balance sheet of the Company and in note 40.

50. Material Transactions and Balances with Other State-controlled Enterprises

The Group operates in an economic environment currently predominated by entities directly or indirectly owned or controlled by the PRC government ("state-controlled entities"). In addition, the Group itself is part of a larger group of companies under SIIC which is controlled by the PRC government. Apart from the transactions with SIIC, other connected persons and related parties disclosed in note 49, the Group also conducts business with other state-controlled entities. The directors consider those state-controlled entities are independent third parties so far as the Group's business transactions with them are concerned.

In establishing its pricing strategies and approval process for transactions with other state-controlled entities, the Group does not differentiate whether the counter-party is a state-controlled entity or not.

Material transactions/balances with other state-controlled entities are as follows:

	2006 *HK$'000*	2005 *HK$'000*
Transactions		
Trade sales	906,405	850,703
Trade purchases	371,828	240,810
Balances		
Amounts due from other state-controlled entities	249,450	283,988
Amounts due to other state-controlled entities	48,728	4,591

In view of the nature of the Group's toll road operating business, the directors are of the opinion that, except as disclosed above, it is impracticable to ascertain the identity of the counterparties and accordingly whether the transactions were with other state-controlled entities.

In addition, the Group has entered into various transactions, including deposits placements, borrowings and other general banking facilities, with certain banks and financial institutions which are state-controlled entities in its ordinary course of business. In view of the nature of those banking transactions, the directors are of the opinion that separate disclosure would not be meaningful.

Except as disclosed above, the directors are of the opinion that transactions with other state-controlled entities are not significant to the Group's operations.

51. Government Grants

During the year, the Group received government subsidies of approximately HK$3,879,000 (2005: HK$2,587,000) towards the cost of acquisition of plant and machinery. The amount has been deducted from the carrying amount of the relevant asset. The amount is transferred to income in the form of reduced depreciation charges over the useful lives of the relevant assets. This policy has resulted in a credit to income in the current year of approximately HK$2,330,000 (2005: HK$1,985,000). As at 31st December 2006, an amount of HK$20,628,000 (2005: HK$18,237,000) remains to be amortised.

In addition, government grants of HK$171.76 million (2005: nil) was received in the current year as compensation for the decrease of the toll fee income arising from the widening project of the toll road. The amount has been included in other income for the year.

52. Principal Subsidiaries

Particulars of the Company's principal subsidiaries at 31st December 2006 are as follows:

Name of subsidiary	Place of incorporation or establishment/ operations	Nominal value of issued and fully paid share capital/ registered capital	Percentage of issued share/ registered capital held by the Company/ subsidiaries	Principal activities
Chia Tai Qingchunbao *(note (i))*	PRC	RMB128,500,000	55%	Manufacture and sale of Chinese medicine and health products
上海滬寧高速公路(上海段)發展有限公司 (Shanghai Hu-Ning Expressway (Shanghai Section) Company Limited) *(note (ii))*	PRC	RMB2,000,000,000	100%	Holding of a right to operate a toll road
S.I. Infrastructure Holdings Limited	British Virgin Islands/Hong Kong	US$1	100%	Investment holding
SIHL Treasury Limited	Hong Kong	Ordinary shares – HK$2	100%	Investment
SIIC Medicial Science and Technology (Group) Limited	Cayman Islands/ Hong Kong	Ordinary shares – HK$40,893,400	100%	Investment holding
Nanyang Tobacco (Marketing) Company, Limited	British Virgin Islands/PRC and Macau	Ordinary shares – US$1 – HK$100,000,000	100%	Sale and marketing of cigarettes and raw materials sourcing
Nanyang Brothers Tobacco Company, Limited	Hong Kong	Ordinary shares – HK$2	100%	Manufacture and sale of cigarettes
		Non-voting deferred shares – HK$8,000,000	–	
The Wing Fat Printing Company, Limited	Hong Kong	Ordinary shares – HK$2,000,000	93.44%	Manufacture and sale of packaging materials, printed products and paper making
		Non-voting deferred shares – HK$1,829,510	–	
SI Pharmaceutical *(note (iii))*	PRC	Ordinary shares – RMB367,814,821	43.62%	Investment holding
廈門中藥廠有限公司 Xiamen Traditional Chinese Medicine Co., Ltd. ("Xiamen TCM") *(note (i))*	PRC	RMB47,830,000	61%	Manufacture and sale of Chinese medicine
遼寧好護士藥業(集團)有限公司 Liaoning Herbapex Pharmaceutical (Group) Co., Ltd. ("Liaoning Herbapex") *(note (i))*	PRC	RMB51,000,000	55%	Manufacture and sale of Chinese medicine
上海三維生物技術有限公司 (Shanghai Sunway Biotech Co., Ltd.) *(note (i))*	PRC	US$15,343,300	70.4%	Manufacture and sale of biomedicine
Huqingyutang Pharmaceutical *(note (i))*	PRC	RMB53,160,000	51.007%	Manufacture and sale of Chinese medicine and health products

Notes:

(i) The company was established in the PRC as a Sino-foreign equity joint venture company.

(ii) The company was established in the PRC as a wholly foreign owned enterprise.

(iii) The company is a company listed on the A share market of the Shanghai Stock Exchange.

With the exception of S. I. Infrastructure Holdings Limited and SIHL Treasury Limited, all the above subsidiaries are indirectly held by the Company.

None of the deferred shares are held by the Group. The deferred shares carry no rights to receive notice of or to attend or vote at any general meeting of the respective companies and have practically no rights to dividends or to participate in any distributions on winding up.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results or assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

None of the subsidiaries had any debt securities outstanding at the end of the year or at any time during the year.

53. Principal Jointly Controlled Entities

Particulars of the Group's principal jointly controlled entities at 31st December 2006 are as follows:

Name of jointly controlled entity	Place of incorporation or establishment/ operations	Percentage of registered capital attributable to the Group	Principal activities
上海滙眾汽車製造有限公司 (Shanghai Huizhong Automotive Manufacturing Company Limited)	PRC	50%	Manufacture and sale of vehicles, automobile components and spare parts
上海市信息投資股份有限公司 (Shanghai Information Investment Inc.)	PRC	20%	Development of communication infrastructure and cable network and provision of internet-related services
上海萬眾汽車零部件有限公司 (Shanghai Wanzhong Automotive Components Co., Ltd.)	PRC	50%	Manufacture and sale of automobile components and spare parts
General Water of China	PRC	50%	Joint investment and operation of water-related and environment protection business in the PRC
浙江金華甬金高速公路有限公司 (Zhejiang Jinhua Yongjin Expressway Co., Ltd.)	PRC	30%	Construction and operation of a toll road

All the above jointly controlled entities are Sino-foreign equity joint venture companies and indirectly held by the Company.

The above table lists the jointly controlled entities of the Group which, in the opinion of the directors, principally affected the results of the year or form a substantial portion of the net assets of the Group. To give details of other jointly controlled entities would, in the opinion of the directors, result in particulars of excessive length.

54. Principal Associates

Particulars of the Group's principal associates at 31st December 2006 and which are all Sino-foreign equity joint venture companies established in the PRC are as follows:

Name of associate	Percentage of registered capital held by the subsidiaries	Percentage of registered capital attributable to the Group	Principal activities
Semiconductor Manufacturing International Corporation ("SMIC") *(note)*	9.85%	9.85%	Investment holding and manufacture and marketing of advanced technology semiconductors
光明乳業股份有限公司 (Bright Dairy and Food Co., Ltd.) ("Bright Dairy")	25.17%	25.17%	Manufacture, distribution and sale of dairy and related products
上海實業交通電器有限公司 (Shanghai SIIC Transportation Electric Co., Ltd.)	30%	30%	Manufacture, distribution and sale of automobile components

Note: In the opinion of the directors, the Group can exercise significant influence over the financial and operating policy decisions of SMIC through the Group's ability to appoint a board representative and accordingly SMIC is classified as an associate.

All the above associates are indirectly held by the Company.

The above table lists the associates of the Group which, in the opinion of the directors, principally affected the results of the year or form a substantial portion of the net assets of the Group. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

55. Segment Information

For management purposes, the Group is currently organised into four operating businesses – infrastructure facilities, medicine, consumer products and information technology. These businesses are the basis on which the Group reports its primary segment information.

Principal businesses are as follows:

Infrastructure facilities	–	investment in toll road projects and water-related business
Medicine	–	manufacture and sale of medicine and health food; medical equipment
Consumer products	–	manufacture and sale of cigarettes, packaging materials, printed products, paper making, dairy products, commercial vehicles, automobile components and spare parts
Information technology	–	development of communication infrastructure and information technology business

Segment information about these businesses is presented below:

2006	Infrastructure facilities *HK$'000*	Medicine *HK$'000*	Consumer products *HK$'000*	Information technology *HK$'000*	Unallocated *HK$'000*	Consolidated *HK$'000*
Income statement:						
External sales	276,419	3,729,130	2,845,474	–	–	6,851,023
Segment results	388,249	385,908	565,312	–	–	1,339,469
Net unallocated corporate income						306,561
Finance costs						(104,555)
Share of results of jointly controlled entities	12,785	43,086	23,832	20,080	(78,631)	21,152
Share of results of associates	–	15,440	172,855	(31,080)	–	157,215
Net gain on disposal of interests in subsidiaries, associates and jointly controlled entities						23,842
Gain on disposal of available-for-sale investments						268,074
Dilution loss on share reform of a subsidiary						(214,955)
Loss on share reform of an associate						(27,739)
Impairment losses recognised in respect of goodwill relating to a subsidiary and interest in a jointly controlled entity						(32,352)
Profit before taxation						1,736,712
Income tax expenses						(236,442)
Profit for the year						1,500,270

2006	Infrastructure facilities *HK$'000*	Medicine *HK$'000*	Consumer products *HK$'000*	Information technology *HK$'000*	Unallocated *HK$'000*	Consolidated *HK$'000*
Balance sheet:						
ASSETS						
Segment assets	2,656,970	4,269,893	3,712,845	100	–	10,639,808
Interests in jointly controlled entities	773,918	129,261	1,251,863	289,951	–	2,444,993
Interests in associates	–	134,466	1,348,282	2,311,142	–	3,793,890
Unallocated corporate assets						6,779,437
Consolidated total assets						23,658,128
LIABILITIES						
Segment liabilities	20,878	905,852	498,893	–	–	1,425,623
Unallocated corporate liabilities						2,501,510
Consolidated total liabilities						3,927,133
Other information:						
Capital additions	101,761	295,702	110,986	–	2,741	511,190
Depreciation and amortisation	67,654	120,494	131,833	–	2,874	322,855
Impairment loss on available- for-sale investments	–	1,900	–	–	–	1,900
Impairment loss on bad and doubtful debts	–	25,918	27,374	–	–	53,292
Equity-settled share-based payment expense	–	206	–	–	10,872	11,078

2005	Infrastructure facilities *HK$'000*	Medicine *HK$'000*	Consumer products *HK$'000*	Information technology *HK$'000*	Consolidated *HK$'000*
Income statement:					
External sales	181,578	3,567,264	2,276,443	–	6,025,285
Segment results	146,673	336,477	551,149	109,578	1,143,877
Net unallocated corporate income					156,826
Finance costs					(82,024)
Share of results of jointly controlled entities	26,669	48,677	(104,648)	32,141	2,839
Share of results of associates	–	26,632	162,386	(86,486)	102,532
Net gain on disposal of interests in subsidiaries, associates and jointly controlled entities					180,661
Impairment losses recognised in respect of goodwill relating to subsidiaries and interests in an associate and a jointly controlled entity					(26,185)
Discount on acquisition of additional interests in subsidiaries					2,324
Impairment loss on assets classified as held for sale					(31,247)
Profit before taxation					1,449,603
Income tax expenses					(194,042)
Profit for the year					1,255,561

2005	Infrastructure facilities HK$'000	Medicine HK$'000	Consumer products HK$'000	Information technology HK$'000	Unallocated HK$'000	Consolidated HK$'000
Balance sheet:						
ASSETS						
Segment assets	2,419,323	4,113,766	3,858,753	145,844	–	10,537,686
Interests in jointly controlled entities	778,176	89,527	1,124,418	398,387	–	2,390,508
Interests in associates	–	563,110	963,308	2,341,639	–	3,868,057
Unallocated corporate assets						5,175,904
Consolidated total assets						21,972,155
LIABILITIES						
Segment liabilities	12,590	803,191	418,756	15,000	–	1,249,537
Unallocated corporate liabilities						2,514,589
Consolidated total liabilities						3,764,126
Other information:						
Capital additions	15,679	374,102	579,334	–	4,436	973,551
Depreciation and amortisation	42,234	90,136	130,294	–	3,302	265,966
Impairment loss on available-for-sale investments	–	9,648	–	–	–	9,648
Impairment loss on bad and doubtful debts	–	10,940	13,484	–	–	24,424
Loss on disposal of property, plant and equipment	–	1,365	7,474	–	(56)	8,783
Equity-settled share-based payment expense	–	2,227	–	–	3,911	6,138

Geographical segments

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods and services:

	Sales revenue by geographical market 2006 HK$'000	2005 HK$'000
PRC	5,511,545	4,557,639
Asia	926,123	931,842
Hong Kong	323,438	485,762
Other areas	89,917	50,042
	6,851,023	6,025,285

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment and intangible assets, analysed by the geographical area in which the assets are located:

	Carrying of segment assets amount		**Additions to property, plant and equipment and intangible assets**	
	2006	**2005**	**2006**	**2005**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Geographical region				
PRC	8,996,885	9,413,085	490,322	876,571
Asia	1,083	1,131	–	–
Hong Kong	1,641,840	1,067,850	20,868	96,980
Other areas	–	55,620	–	–
	10,639,808	10,537,686	511,190	973,551

FINANCIAL AND TRADING PROSPECTS OF THE ENLARGED GROUP

The Group went through a period of strategic changes since 2006. Seeking breakthroughs while consolidating its existing core businesses; developing new opportunities while taking part in the restructuring of state-owned assets and identifying new market positioning in the course of developing key strategies - these strategic moves are expected to strengthen the Group's core businesses, broaden its profit base, and create new opportunities for its future development.

The economy of Mainland China has continued to grow, with the gradual opening of the capital markets and acceleration in capital market reforms. Along with continuous improvement and adjustments in industry policies, the Group is faced with unprecedented development opportunities.

Riding on promising market conditions, in July 2007 the Group announced the placement of 96,900,000 new Shares by way of a top-up placing. With a placing price of HK$31.2 per Share, a total of HK$3 billion was raised from the placement. The proceeds are intended to be applied towards the acquisition of assets and projects for the infrastructure facilities and real estate businesses, including commercial properties projects such as office towers and hotels.

Real Estate

With support from all relevant parties, it is gratifying to note that the Group's orderly participation in the strategic restructuring of quality state-owned real estate resources in Shanghai achieved major breakthroughs. Further to the acquisition of 40% equity interest in Shanghai Urban Development announced by the Company in June 2007, the Company has in October announced that an agreement with Xuhui SAAC regarding the acquisition of a further 19% equity interest in Shanghai Urban Development was signed. The aggregate consideration for the respective acquisitions was approximately RMB3,850 million (equivalent to approximately HK$4,010 million). Upon completion of the Proposed Acquisition, the Company will have a 59% equity interest in Shanghai Urban Development.

The Proposed Acquisition will result in the Company acquiring a controlling stake in Shanghai Urban Development and enables the Group to acquire quality real estate projects and companies in Shanghai. It also represents a milestone for the Company in participating in the strategic restructuring of state-owned real estate assets in Shanghai. With its strong balance sheet, low gearing and strong cash flow, the Company is well positioned for the expansion and consolidation of real estate businesses.

Shanghai Urban Development has a land bank of more than 2 million square meters of gross floor area, including commercial and residential development projects of strategic value located in Shanghai, Kunshan in Jiangsu, Changsha in Hunan and Hefei in Anhui. Among them are "Xujiahui Centre" and "Urban Cradle". "Xujiahui Centre" will be one of the largest comprehensive commercial projects in downtown Shanghai. "Urban Cradle" is one of the largest residential project in the Middle Ring Road territory of Shanghai. The total investments of these two projects are estimated to reach RMB26 billion (equivalent to approximately HK$27 billion).

Infrastructure Facilities

The widening and alteration works of the Hu-Ning Expressway (Shanghai Section), doubling the original dual carriageway with four lanes to a dual carriageway with eight lanes, are now progressing in full force and are scheduled for completion in 2008. The section continued to benefit from certain government compensations in its expansion and widening works until the year ending 31st December 2008.

General Water of China Co. Ltd. was ranked by H2O-China.com as one of the Top 10 Influential Water Services Companies in the year 2006. This represented the fourth consecutive year that the company has received such accreditation, and reflected its recognition in the market. In view of the pace of business development, the funding requirement of General Water of China Co. Ltd. is increasing. General Water of China Co. Ltd. will attend to the issue by further improving its capital structure. Meanwhile, the company will strive to improve the performance of its water supply and sewage treatment projects to attain economies of scale, and to complete all construction works on schedule.

Medicine

The pharmaceutical industry in the PRC is still facing the pressure of price decreases and cost increases. Nevertheless, the overall operating environment is improving, and this is expected to lead to a new round of accelerated development after the recession.

In May 2007, the Company announced the injection of five Chinese pharmaceutical business entities, including Chia Tai Qingchunbao Pharmaceutical Co. Ltd., into Shanghai Industrial Pharmaceutical Investment Co. Ltd. for a consideration of RMB1,515 million (equivalent to approximately HK$1,578 million). This amount will be settled by the issue of 107.22 million new shares by Shanghai Industrial Pharmaceutical Investment Co. Ltd.. Of these, the Company will subscribe a total of 46,770,000 shares at a price of RMB14.13 per share. Following the completion of the restructuring, the Chinese medicine business of the Group will be grouped under a unified platform of Shanghai Industrial Pharmaceutical Investment Co. Ltd.. The asset injection is expected to improve the income stream and cash flow of Shanghai Industrial Pharmaceutical Investment Co. Ltd. from its principal operation and placing it in a stronger position to grasp available opportunities in the thriving PRC capital market. The approval process of the restructuring scheme is currently in progress.

Consumer Products

Remarkable progress in divesting non-core businesses in consumer products sector contributed to the success of the Group's business transformation. In June 2007, the Company announced the disposals of its non-controlling stakes in Shanghai Huizhong Automotive Manufacturing Co. Ltd., Shanghai Wanzhong Automotive Components Co. Ltd. and Shanghai SIIC Transportation Electric Co. Ltd. at a total consideration of RMB1,605 million (equivalent to approximately HK$1,672 million). The disposals provided an exit opportunity for the Company to direct its resources to other core business projects in order to optimize its asset portfolio. The transactions were completed, bringing an exceptional gain of HK$155 million to the Group.

Nanyang Brothers Tobacco Co. Ltd. achieved remarkable results in the first half of 2007. Various measures were taken by Nanyang Brothers Tobacco Co. Ltd. to optimize its market mix, upgrade technology, refine management system and build up corporate identity. Whilst Nanyang Brothers Tobacco Co. Ltd. continued to strive for structural changes, more efforts were devoted to upgrading its technologies, as well as redeveloping and upgrading the production lines. These initiatives facilitated the modernization of equipment.

The business of The Wing Fat Printing Co. Ltd. has grown to a size sufficient to command a separate listing status. An advance booking form was made to for the separate listing of its shares on the Main Board of the Stock Exchange in August 2007. The proposed spin-off is subject to, among others, the conditions referred to in the circular to the Shareholders dated 9th November 2007, the decision of the Board as well as market conditions prevailing at the time immediately before the proposed spin-off. The value of The Wing Fat Printing Co. Ltd. is expected to be enhanced through the proposed spin-off given that a listing on the Stock Exchange will enable it to directly and independently access both equity and debt capital markets, as well as facilitate it to secure bank credit facilities. The Company is expected to remain as a controlling shareholder of The Wing Fat Printing Co. Ltd. after completion of the proposed spin-off, and the Group is expected to benefit from any enhanced value of The Wing Fat Printing Co. Ltd. through the proposed Spin-off.

Business Outlook

Our series of strategic moves – penetration in the real estate business, divestment of non-core businesses and restructuring of assets – reflected the Company's overall development strategy and its determination to pursue persistent and steady earning growth with consumer products as foundation and real estate, infrastructure and medicine as core development sectors.

On the real estate business, while capitalizing on its unique position with Shanghai background and the resources of its controlling shareholder, the Group will leverage on the expertise of its management as well as the extensive experience of Shanghai Urban Development to step up the efforts in the acquisition of quality real estate projects and companies in Shanghai and the surrounding area. The Group will also participate in the strategic restructuring of state-owned real estate assets in Shanghai, increase land bank and premier properties, and enhance the overall profitability to an agreeable level as a core business.

To further expand its toll road business, the Group will actively pursue projects with excellent earning prospects by expanding toll road operations in Shanghai and other fast-growing provinces. The Group will devote more efforts in its water services projects so as to maximize economies of scale for water supply and sewage treatment projects. Endeavours will be made to improve the capital structure of General Water of China Co. Ltd. and create better return for the Shareholders.

As to the medicine business, the Group will quicken its pace to finalize the establishment of Shanghai Industrial Pharmaceutical Investment Co. Ltd. as a unified investment platform, and continue to adopt Chinese pharmaceuticals and biomedicine as its

principal development directions. Efforts will be devoted to consolidate our distribution network in the PRC, encourage new drug research and development, and pursue of strategic cooperation with international pharmaceutical companies.

On the consumer products business, the Group will focus its efforts on enhancing operational efficiency and profitability as well as to strengthen sales and distribution channels. The Group will also leverage on its strong brand position to ensure steady cash flow from an enlarged revenue base.

MATERIAL ACQUISITION SINCE 31ST DECEMBER 2006

On 27th June 2007, the Company entered into a capital contribution agreement, a joint venture contract and joint venture articles with Xuhui SAAC in relation to the acquisition by the Company of 40% equity interest in Shanghai Urban Development by making a capital contribution of RMB2,130,660,600 in aggregate, particulars of which are disclosed in the announcement of the Company dated 27th June 2007.

There has been no variation to the aggregate remuneration payable to and benefits in kind receivable by the directors of Shanghai Urban Development in consequence of such acquisition.

PROPERTY VALUATION

The following table sets forth the reconciliation of the properties of the Urban Development Group from the audited consolidated financial statements as at 31st July 2007 to the property valuation in Appendix IV to this circular as at 30th September 2007:

	The Urban Development Group	
	As at 31st July 2007	**As at 30th September 2007**
	RMB'000	*RMB'000*
Valuation of properties as at 30th September 2007 as set out in the valuation report in Appendix IV to this circular		8,911,920
Carrying value of the properties as at 31st July 2007:		
Properties under development for sales	5,227,689	
Completed properties held for sale	137,768	
Property, plant and equipment	89,366	
Investment properties	339,890	
Total	5,794,713	
Add: Additions during the period from 1st August 2007 to 30th September 2007 (unaudited)	242,600	
Carrying value of properties of the Urban Development Group as at 30th September 2007 subject to valuation as set out in the Valuation Report in Appendix IV to this circular		6,037,313
Revaluation surplus, before corporate income tax and LAT and minority interests		2,874,607

Deloitte.
德勤

德勤・關黃陳方會計師行
香港金鐘道88號
太古廣場一座35樓

Deloitte Touche Tohmatsu
35/F, One Pacific Place
88 Queensway
Hong Kong

19th December 2007

The Directors
Shanghai Industrial Holdings Limited

Dear Sirs,

We set out below our report on the financial information ("Financial Information") regarding 上海城開(集團)有限公司 (Shanghai Urban Development (Holdings) Co., Ltd.) ("Urban Development") and its subsidiaries (hereinafter collectively referred to as the "Urban Development Group") for each of the three years ended 31st December 2006 and the seven months ended 31st July 2007 (the "Relevant Periods") for inclusion in the circular dated 19th December 2007 issued by Shanghai Industrial Holdings Limited (the "Company", the Company and its subsidiaries are hereinafter collectively referred to as the "Group") in connection with a proposed acquisition of additional 19% equity interest in Urban Development (the "Circular").

Urban Development was established as a state-owned enterprise in the People's Republic of China (the "PRC") on 30th April 1996 and converted to a sino-foreign equity joint venture company in July 2007 following the acquisition by the Company of a 40% equity interest in it. It acts as an investment holding and property investment company. It is managed by 上海市徐滙區國有資產監督管理委員會 Xuhui District State-owned Assets Administrative Committee ("Xuhui SAAC"), a government authority authorised by and established directly under Shanghai Xuhui District People's Government for supervising and managing state-owned assets in the possession of Xuhui District to exercise state-owned shareholders' right over Urban Development.

At the date of this report, the details of the subsidiaries comprising the Urban Development Group are set out in note 45 of section A below. In addition, the details of the associates of the Urban Development Group are also set out in note 20 of section A below.

During the Relevant Periods, the audited statutory financial statements of the following entities of the Urban Development Group, were prepared in accordance with the relevant accounting rules and regulations applicable to enterprises established in the PRC (the "PRC Audited Accounts") and were audited by the following certified public accountants registered in the PRC:

Name of entity	Financial period	Name of auditors
Urban Development	For the year ended 31st December 2004	上海中洲會計師事務所有限公司 (Shanghai Zhongzhou Certified Public Accountants Co., Ltd.) ("Shanghai Zhongzhou")
	Each of the two years ended 31st December 2006	上海天成會計師事務所有限公司 ("Shanghai Tian Cheng Certified Public Accountants Co., Ltd.) ("Shanghai Tian Cheng")
上海石龍工業區聯合發展有限公司 (Shanghai Shilong Industrial Zone Joint Development Co., Ltd.) ("Shanghai Shilong")	Each of the two years ended 31st December 2005	Shanghai Zhongzhou
	For the year ended 31st December 2006	Shanghai Tian Cheng
上海家得利超市有限公司 (Shanghai Jiadeli Supermarket Co., Ltd.) ("Shanghai Jiadeli")*	For the year ended 31st December 2004	Shanghai Zhongzhou
	Each of the two years ended 31st December 2006	Shanghai Tian Cheng
新上海國際商城發展有限公司 (Shanghai International Commercial City Development Co., Ltd.) ("Shanghai International Commercial City")	Each of the two years ended 31st December 2005	Shanghai Zhongzhou
	For the year ended 31st December 2006	Shanghai Tian Cheng
上海城開住宅安置有限公司 (Shanghai Urban Development Residential Settlement Co., Ltd.) ("Shanghai Residential Settlement")	Each of the two years ended 31st December 2005	Shanghai Zhongzhou
	For the year ended 31st December 2006	Shanghai Tian Cheng

Name of entity	Financial period	Name of auditors
上海城開對外貿易有限公司 (Shanghai Urban Development Foreign Trade Co., Ltd.) ("Shanghai Foreign Trade")	For the year ended 31st December 2004	Shanghai Zhongzhou
	Each of the two years ended 31st December 2006	Shanghai Tian Cheng
上海城開產權經紀有限公司 (Shanghai Urban Development Assets and Equity Agency Co., Ltd.) ("Shanghai Assets and Equity Agency")	Each of the two years ended 31st December 2005	Shanghai Zhongzhou
	For the year ended 31st December 2006	Shanghai Tian Cheng
上海申大物業有限公司 (Shanghai Shen Da Properties Co., Ltd.) ("Shanghai Shen Da Properties")	Each of the two years ended 31st December 2005	Shanghai Zhongzhou
	For the year ended 31st December 2006	Shanghai Tian Cheng
上海萬源房地產開發有限公司 (Shanghai Wan Yuan Real Estate Development Co., Ltd.) ("Shanghai Wan Yuan")	Each of the three years ended 31st December 2006	上海定昆會計師事務所有限公司 (Shanghai Deking Certified Public Accountants Co., Ltd.)
湖南城開德普置業有限公司 (Hunan Urban Development Depu Property Development Co., Ltd.) ("Hunan Depu")	For the period from 9th March 2004 to 31st December 2004	長沙樂為有限責任會計師事務所 (Chang Sha Lewei C.P.A. Office Ltd.)
	For the year ended 31st December 2005	湖南大信有限責任會計師事務所 (Hunan Da Xin Certified Public Accountants Ltd.) ("Hunan Da Xin")
	For the year ended 31st December 2006	Shanghai Tian Cheng
上海森鑫投資有限公司 (Shanghai Sen Xin Investment Co., Ltd.) ("Shanghai Sen Xin")	For the year ended 31st December 2006	Shanghai Tian Cheng
昆山城開房地產開發有限公司 (Kunshan Urban Development Real Estate Development Co., Ltd.) ("Kunshan Urban Development")	For the year ended 31st December 2005	Shanghai Zhongzhou
	For the year ended 31st December 2006	Shanghai Tian Cheng

Name of entity	Financial period	Name of auditors
上海寰宇城市投資發展有限公司 (Shanghai Huanyu Urban Investment Development Co., Ltd.) ("Shanghai Huanyu")	For the year ended 31st December 2006	Shanghai Tian Cheng
上海城開集團合肥置業有限公司 (Shanghai Urban Development Group Hefei Real Estate Co., Ltd.) ("Shanghai Hefei")	For the period from 1st March 2006 to 31st December 2006	Shanghai Tian Cheng
長沙城普置業有限公司 (Changsha Chengpu Property Development Co. Ltd.) ("Changsha Chengpu")	For the year ended 31st December 2005	Hunan Da Xin
	For the year ended 31st December 2006	Shanghai Tian Cheng

* Being the consolidated financial statement prepared for management purposes

Other than above, no audited statutory financial statements have been prepared for the remaining entities of the Urban Development Group as there was no statutory requirement for these companies in the PRC.

For the purpose of this report, management of Urban Development has prepared consolidated management accounts of the Urban Development Group for the three years ended 31st December 2006 in accordance with the significant accounting policies which conform with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") as set out in note 4 of the section A below, such accounts were prepared based on the PRC Audited Accounts and management accounts of the entities comprising the Urban Development Group after taking into account the adjustments which management of Urban Development considered necessary ("Underlying HKGAAP Management Accounts"). We have carried out independent audit procedures on the above mentioned management accounts in accordance with the Hong Kong Standards on Auditing issued by the HKICPA and examined and carried out additional audit procedure, as necessary on the PRC Audited Accounts and the related adjustments made by management of the Urban Development in preparing the Underlying HKGAAP Management Accounts.

In addition, for the purpose of this report, management of Urban Development has also prepared consolidated management accounts of the Urban Development Group for the seven months ended 31st July 2007 in accordance with the significant accounting policies which conform with Hong Kong Financial Reporting Standards issued by the HKICPA as set out in note 4 of the section A below (the "2007 HKGAAP Management Accounts"). We have carried out independent audit procedures on the 2007 HKGAAP Management Accounts in accordance with the Hong Kong Standards on Auditing issued by the HKICPA.

We have examined the Underlying HKGAAP Management Accounts and the 2007 HKGAAP Management Accounts (collectively referred to as the "Underlying Management Accounts") of the Urban Development Group in accordance with the Auditing Guideline 3.340 "Prospectuses and the Reporting Accountant" as recommended by the HKICPA.

The Financial Information has been prepared from the Underlying Management Accounts. No adjustments are considered necessary to adjust the Underlying Management Accounts for the Relevant Periods for the preparation of the Financial Information.

The Underlying Management Accounts is the responsibility of the directors of Urban Development. The directors of the Company are responsible for the contents of the Circular in which this report is included. It is our responsibility to compile the Financial Information set out in this report from the Underlying Management Accounts, to form an independent opinion on the Financial Information and to report our opinion to you.

In our opinion, the Financial Information together with the notes thereon gives, for the purpose of this report, a true and fair view of the state of affairs of the Urban Development Group and Urban Development as at 31st December 2004, 2005 and 2006 and 31st July 2007 and of the consolidated results and cash flows of the Urban Development Group for each of the three years ended 31st December 2006 and the seven months ended 31st July 2007.

The comparative consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement of the Urban Development Group for the seven months ended 31st July 2006 together with the notes thereon have been extracted from the Urban Development Group's unaudited consolidated financial information for the same period (the "31st July 2006 Financial Information") which was prepared by the directors of Urban Development solely for the purpose of this report. We have reviewed the 31st July 2006 Financial Information in accordance with the Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" issued by the HKICPA. Our review consisted principally of making enquiries of management and applying analytical procedures to the 31st July 2006 Financial Information and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the 31st July 2006 Financial Information. On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the 31st July 2006 Financial Information.

A. FINANCIAL INFORMATION

CONSOLIDATED INCOME STATEMENTS

		Year ended 31st December			Seven months ended 31st July	
		2004	2005	2006	2006	2007
	Notes	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
					(Unaudited)	
Turnover	*7&8*	2,707,752	2,045,828	4,185,095	3,344,044	1,222,214
Cost of sales		(2,110,633)	(1,648,331)	(3,063,614)	(2,308,600)	(1,051,710)
Gross profit		597.119	397,497	1,121,481	1,035,444	170,504
Other income	*9*	173,013	227,415	258,209	126,231	182,852
Distribution and selling costs		(276,733)	(391,366)	(343,251)	(198,765)	(214,905)
Administrative expenses		(99,652)	(127,392)	(180,169)	(103,098)	(118,510)
Impairment loss recognised in respect of trade and other receivables		(17,501)	–	(6,424)	(6,412)	–
Other expenses		(19,745)	(16,077)	(24,308)	(6,383)	(14,317)
Finance costs	*10*	(20,880)	(27,074)	(52,658)	(19,850)	(26,383)
Gain on disposal of interests in subsidiaries	*34*	34,700	–	7,555	7,555	2,447
Gain (loss) on disposal of interests in associates		–	–	3,966	3,700	(418)
Loss on partial disposal of interests in subsidiaries		(393)	(2,784)	–	–	–
Share of results of associates		10,648	3,635	5,537	2,556	4,900
Profit (loss) before taxation		380,576	63,854	789,938	840,978	(13,830)
Income tax expense	*11*	(154,928)	(18,585)	(422,790)	(433,124)	36,595
Profit for the year/period	*12*	225,648	45,269	367,148	407,854	22,765
Attributable to						
– Equity holders of the parent		223,179	39,040	299,048	338,094	27,051
– Minority interests		2,469	6,229	68,100	69,760	(4,286)
		225,648	45,269	367,148	407,854	22,765
Dividends	*15*	12,328	115,079	115,675	50,000	–

CONSOLIDATED BALANCE SHEETS

	Notes	As at 31st December 2004 RMB'000	2005 RMB'000	2006 RMB'000	As at 31st July 2007 RMB'000
NON-CURRENT ASSETS					
Investment properties	16	263,810	270,100	297,700	339,890
Property, plant and equipment	17	285,501	279,791	299,370	297,431
Prepaid lease payments – non-current portion	18	4,643	4,508	4,373	4,294
Interests in associates	20	194,283	457,647	126,889	81,480
Available-for-sale investments	21	–	6,108	4,073	46,382
Investment securities	21	9,646	–	–	–
Loan receivables – due after one year	22	–	–	10,000	–
Deposits paid for acquisition of property, plant and equipment	23	–	8,460	–	–
Restricted bank deposits	24	62,496	62,954	63,414	63,645
Deferred tax assets	25	35,649	49,356	32,963	49,694
		856,028	1,138,924	838,782	882,816
CURRENT ASSETS					
Inventories	26	4,366,830	4,673,491	5,522,627	5,670,788
Trade and other receivables	27	520,096	356,089	397,002	436,951
Prepaid lease payments – current portion	18	135	135	135	135
Investments held-for-trading	28	–	847	7,261	38,424
Other investments	28	9,326	–	–	–
Loan receivables – due within one year	22	–	–	64,400	31,860
Amounts due from minority shareholders of subsidiaries	42(b)	100,742	295,305	428,548	1,000,726
Amounts due from associates	42(b)	19,058	18,896	15,300	15,300
Taxation recoverable		1,595	197	–	32,141
Bank balances and cash	24	293,913	1,420,977	919,284	3,164,042
		5,311,695	6,765,937	7,354,557	10,390,367

		As at 31st December			As at 31st July
		2004	2005	2006	2007
	Notes	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
CURRENT LIABILITIES					
Trade and other payables	29	2,895,666	3,343,340	2,188,320	3,119,717
Amount due to Xuhui SAAC	42(b)	–	–	234,600	251,600
Amounts due to minority shareholders of subsidiaries	42(b)	445,981	450,695	202,248	199,221
Amounts due to associates	42(b)	88,253	96,247	100,054	50,703
Financial guarantee contracts	30	–	3,165	1,844	2,886
Taxation payable		389,903	305,878	642,681	450,128
Bank loans – due within one year	31	1,313,000	807,000	1,845,000	1,930,000
Loan from a related party	42(b)	36,000	–	130,000	137,500
		5,168,803	5,006,325	5,344,747	6,141,755
NET CURRENT ASSETS		142,892	1,759,612	2,009,810	4,248,612
TOTAL ASSETS LESS CURRENT LIABILITIES		998,920	2,898,536	2,848,592	5,131,428
NON-CURRENT LIABILITIES					
Bank loans – due after one year	31	50,000	1,470,000	687,500	880,000
Loan from a related party	42(b)	–	500,000	500,000	500,000
Deferred tax liabilities	25	281,860	284,613	270,094	231,090
		331,860	2,254,613	1,457,594	1,611,090
		667,060	643,923	1,390,998	3,520,338
CAPITAL AND RESERVES					
Paid-in capital	32	180,800	180,800	180,800	301,330
Reserves		303,998	272,746	577,663	2,622,663
Equity attributable to equity holders of the parent		484,798	453,546	758,463	2,923,993
Minority interests		182,262	190,377	632,535	596,345
Total equity		667,060	643,923	1,390,998	3,520,338

BALANCE SHEETS

		As at 31st December			As at 31st July
		2004	2005	2006	2007
	Notes	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
NON-CURRENT ASSETS					
Investment properties	*16*	263,810	270,100	297,700	339,890
Property, plant and equipment	*17*	84,371	81,599	74,879	73,625
Investments in subsidiaries	*19*	1,120,296	1,099,757	2,102,253	2,185,990
Investments in associates	*20*	159,739	424,929	89,739	51,083
Available-for-sale investments	*21*	–	5,458	3,173	45,582
Investment securities	*21*	8,996	–	–	–
Deferred tax assets	*25*	9,111	9,441	11,950	6,090
		1,646,323	1,891,284	2,579,694	2,702,260
CURRENT ASSETS					
Inventories	*26*	1,076,937	967,034	389,810	471,222
Trade and other receivables	*27*	66,476	27,671	37,401	30,682
Loan receivables	*22*	–	–	54,400	10,513
Investments held-for-trading	*28*	–	782	733	2,298
Other investments	*28*	9,239	–	–	–
Amounts due from subsidiaries	*42(b)*	780,334	1,167,373	707,746	579,404
Amounts due from minority shareholders of subsidiaries	*42(b)*	6,120	165,120	94,124	618,213
Bank balances and cash	*24*	153,651	303,488	281,307	2,235,035
		2,092,757	2,631,468	1,565,521	3,947,367
CURRENT LIABILITIES					
Trade and other payables	*29*	1,949,468	2,276,463	1,125,452	951,333
Amounts due to subsidiaries	*42(b)*	80,844	243,004	220,044	773,833
Amount due to Xuhui SAAC	*42(b)*	–	–	234,600	251,600
Amounts due to associates	*42(b)*	88,253	96,247	100,054	50,703
Amounts due to minority shareholders of a subsidiary	*42(b)*	–	29,600	29,600	29,847
Financial guarantee contracts	*30*	–	3,165	1,844	2,886
Taxation payable		317,924	284,082	346,251	320,239
Bank loans – due within one year	*31*	668,000	423,000	545,000	630,000
Loan from a related party	*42(b)*	36,000	–	130,000	137,500
		3,140,489	3,355,561	2,732,845	3,147,941

		As at 31st December			As at 31st July
		2004	2005	2006	2007
	Notes	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
NET CURRENT (LIABILITIES) ASSETS		(1,047,732)	(724,093)	(1,167,324)	799,426
TOTAL ASSETS LESS CURRENT LIABILITIES		598,591	1,167,191	1,412,370	3,501,686
NON-CURRENT LIABILITIES					
Bank loans – due after one year	*31*	50,000	130,000	107,500	170,000
Loan from a related party	*42(b)*	–	500,000	500,000	500,000
Deferred tax liabilities	*25*	67,204	69,957	77,074	67,092
		117,204	699,957	684,574	737,092
		481,387	467,234	727,796	2,764,594
CAPITAL AND RESERVES					
Paid-in capital	*32*	180,800	180,800	180,800	301,330
Reserves	*33*	300,587	286,434	546,996	2,463,264
		481,387	467,234	727,796	2,764,594

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the parent							
	Paid-in capital	Capital reserve	Properties revaluation reserve	Statutory reserves	Accumulated profits	Total	Minority interests	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
At 1st January 2004	180,800	(223,904)	17,947	75,359	558,605	608,807	172,327	781,134
Changes in fair value of leasehold properties upon transfer to investment properties	–	–	117,539	–	–	117,539	–	117,539
Deferred tax liability arising on revaluation	–	–	(38,785)	–	–	(38,785)	–	(38,785)
Surplus arising on revaluation of investment properties	–	–	42,680	–	–	42,680	–	42,680
Deferred tax liability arising on revaluation	–	–	(14,085)	–	–	(14,085)	–	(14,085)
Net income recognised directly in equity	–	–	107,349	–	–	107,349	–	107,349
Profit for the year	–	–	–	–	223,179	223,179	2,469	225,648
Total recognised income and expense for the year	–	–	107,349	–	223,179	330,528	2,469	332,997
Distributions to Xuhui SAAC	–	(442,209)	–	–	–	(442,209)	–	(442,209)
Transfers	–	–	–	16,080	(16,080)	–	–	–
Partial disposal of interest in a subsidiary	–	–	–	–	–	–	2,281	2,281
Capital contributions from minority interests	–	–	–	–	–	–	26,080	26,080
Disposal of a subsidiary *(note 34)*	–	–	–	–	–	–	(14,700)	(14,700)
Dividends paid to minority interests	–	–	–	–	–	–	(6,195)	(6,195)
Dividends paid *(note 15)*	–	–	–	–	(12,328)	(12,328)	–	(12,328)
At 31st December 2004	180,800	(666,113)	125,296	91,439	753,376	484,798	182,262	667,060
Effect of changes in accounting policies	–	(323)	(46,542)	–	46,542	(323)	–	(323)
At 1st January 2005	180,800	(666,436)	78,754	91,439	799,918	484,475	182,262	666,737
Profit and recognised income and expense for the year	–	–	–	–	39,040	39,040	6,229	45,269
Deemed capital contribution on transfer of interests in an associate from Xuhui SAAC	–	244,280	–	–	–	244,280	–	244,280
Distributions to Xuhui SAAC	–	(199,170)	–	–	–	(199,170)	–	(199,170)
Transfers	–	–	–	37,988	(37,988)	–	–	–
Capital contributions from minority interests	–	–	–	–	–	–	50	50
Disposal of a subsidiary *(note 34)*	–	–	–	–	–	–	(1,490)	(1,490)

	Attributable to equity holders of the parent							
	Paid-in capital *RMB'000*	Capital reserve *RMB'000*	Properties revaluation reserve *RMB'000*	Statutory reserves *RMB'000*	Accumulated profits *RMB'000*	Total *RMB'000*	Minority interests *RMB'000*	Total *RMB'000*
Partial disposal of interest in a subsidiary	–	–	–	–	–	–	7,498	7,498
Dividends paid to minority interests	–	–	–	–	–	–	(4,172)	(4,172)
Dividends paid *(note 15)*	–	–	–	–	(115,079)	(115,079)	–	(115,079)
At 31st December 2005	180,800	(621,326)	78,754	129,427	685,891	453,546	190,377	643,923
Changes in fair value of leasehold properties upon transfer to investment properties	–	–	6,003	–	–	6,003	–	6,003
Deferred tax liability arising on revaluation	–	–	(1,981)	–	–	(1,981)	–	(1,981)
Net income recognised directly in equity	–	–	4,022	–	–	4,022	–	4,022
Profit for the year	–	–	–	–	299,048	299,048	68,100	367,148
Total recognised income and expense for the year	–	–	4,022	–	299,048	303,070	68,100	371,170
Deemed capital contribution on transfer of assets/liabilities from Xuhui SAAC *(note 35)*	–	243,768	–	–	–	243,768	–	243,768
Distributions to Xuhui SAAC	–	(126,246)	–	–	–	(126,246)	–	(126,246)
Transfers	–	–	–	18,224	(18,224)	–	–	–
Acquisition of additional interest in a subsidiary	–	–	–	–	–	–	(46,631)	(46,631)
Acquisition of assets/liabilities *(note 35)*	–	–	–	–	–	–	336,523	336,523
Capital contributions from minority interests	–	–	–	–	–	–	88,406	88,406
Dividends paid to minority interests	–	–	–	–	–	–	(4,240)	(4,240)
Dividends paid *(note 15)*	–	–	–	–	(115,675)	(115,675)	–	(115,675)
At 31st December 2006	180,800	(503,804)	82,776	147,651	851,040	758,463	632,535	1,390,998
Profit (loss) and total recognised income and expense for the period	–	–	–	–	27,051	27,051	(4,286)	22,765
Effect of change in tax rate	–	–	9,884	–	–	9,884	–	9,884
Disposal of a subsidiary *(note 34)*	–	–	–	–	–	–	(27,654)	(27,654)
Dividends paid to minority interests	–	–	–	–	–	–	(4,250)	(4,250)
Injection of capital	120,530	2,010,131	–	–	–	2,130,661	–	2,130,661
Distribution to Xuhui SAAC	–	(2,066)	–	–	–	(2,066)	–	(2,066)
At 31st July 2007	301,330	1,504,261	92,660	147,651	878,091	2,923,993	596,345	3,520,338

	Attributable to equity holders of the parent							
	Paid-in capital *RMB'000*	Capital reserve *RMB'000*	Properties revaluation reserve *RMB'000*	Statutory reserves *RMB'000*	Accumulated profits *RMB'000*	Total *RMB'000*	Minority interests *RMB'000*	Total *RMB'000*
Unaudited								
At 1st January 2006	180,800	(621,326)	78,754	129,427	685,891	453,546	190,377	643,923
Changes in fair value of leasehold properties	–	–	6,003	–	–	6,003	–	6,003
Deferred tax liability arising on revaluation	–	–	(1,981)	–	–	(1,981)	–	(1,981)
Net income recognised directly in equity	–	–	4,022	–	–	4,022	–	4,022
Profit for the period	–	–	–	–	338,094	338,094	69,760	407,854
Total recognised income and expense for the period	–	–	4,022	–	338,094	342,116	69,760	411,876
Deemed capital contribution on transfer of assets/ liabilities from Xuhui SAAC *(note 35)*	–	243,768	–	–	–	243,768	–	243,768
Distributions to Xuhui SAAC	–	(126,246)	–	–	–	(126,246)	–	(126,246)
Acquisition of assets/ liabilities *(note 35)*	–	–	–	–	–	–	336,523	336,523
Capital contributions from minority interests	–	–	–	–	–	–	20,000	20,000
Dividends paid to minority interests	–	–	–	–	–	–	(4,240)	(4,240)
Dividends paid *(note 15)*	–	–	–	–	(50,000)	(50,000)	–	(50,000)
At 31st July 2006	180,800	(503,804)	82,776	129,427	973,985	863,184	612,420	1,475,604

As stipulated by the relevant laws and regulations in the PRC, Urban Development and its subsidiaries established in the PRC are required to maintain certain statutory funds which are non-distributable. Appropriations to these reserve funds are made out of net profit after taxation of the respective PRC companies with reference to the financial statements which are prepared in accordance with the accounting principles generally accepted in the PRC. The amount and allocation basis are decided annually by the board of directors of the respective PRC companies.

The capital reserve represents deemed capital contributions from, and distributions to Xuhui SAAC.

CONSOLIDATED CASH FLOW STATEMENTS

	Year ended 31st December			Seven months ended 31st July	
	2004	2005	2006	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
				(Unaudited)	
OPERATING ACTIVITIES					
Profit (loss) before taxation	380,576	63,854	789,938	840,978	(13,830)
Adjustments for:					
Impairment loss recognised in respect of trade and other receivables	17,501	–	6,424	6,412	–
Depreciation of property, plant and equipment	53,727	58,110	57,246	31,239	36,111
Dividend income	(1,496)	(1,440)	(4,936)	(4,420)	(12,448)
Finance costs	20,880	27,074	52,658	19,850	26,383
Net (increase) decrease in fair value of other investments/ investments held-for-trading	(12,020)	(2,469)	(6,016)	1,300	(7,002)
Loss (gain) on disposal of investment securities/ available-for-sale investments	2,100	(1,440)	(1,094)	–	(3,551)
(Gain) loss on disposal of interests in associates	–	–	(3,966)	(3,700)	418
Gain on disposal of interests in subsidiaries	(34,700)	–	(7,555)	(7,555)	(2,447)
Increase in fair value of investment properties	–	(6,290)	(14,900)	(6,100)	(42,190)
Interest income	(7,393)	(8,205)	(14,361)	(10,820)	(5,878)
Amortisation of financial guarantee contracts	–	(2,219)	(5,735)	(4,704)	(8,754)
Loss (gain) on disposal of property, plant and equipment	4,429	(13,452)	5,776	4,268	24
Loss on partial disposal of interests in subsidiaries	393	2,784	–	–	–
Release of prepaid lease payments	135	135	135	79	79
Share of results of associates	(10,648)	(3,635)	(5,537)	(2,556)	(4,900)

	Year ended 31st December			Seven months ended 31st July	
	2004	2005	2006	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
				(Unaudited)	
Operating cash flows before movements in working capital	413,484	112,807	848,077	864,271	(37,985)
(Increase) decrease in inventories	(274,823)	(229,099)	509,451	914,461	(360,539)
Decrease (increase) in other investments/investments held-for-trading	10,587	10,948	(398)	(47,874)	(24,161)
Decrease (increase) in trade and other receivables	11,775	160,787	(45,028)	(240,392)	(66,245)
Increase (decrease) in trade and other payables	6,126	400,095	(1,340,945)	(1,176,204)	954,231
Cash generated from (used in) operations	167,149	455,538	(28,843)	314,262	465,301
PRC Enterprise Income Tax paid	(71,491)	(64,561)	(75,699)	(54,925)	(68,301)
NET CASH FROM (USED IN) OPERATING ACTIVITIES	95,658	390,977	(104,542)	259,337	397,000

	Notes	Year ended 31st December 2004 RMB'000	2005 RMB'000	2006 RMB'000	Seven months ended 31st July 2006 RMB'000 (Unaudited)	2007 RMB'000
INVESTING ACTIVITIES						
Purchase of property, plant and equipment		(59,408)	(60,103)	(78,803)	(47,205)	(37,249)
Advance to minority shareholders of subsidiaries		(58,652)	(194,563)	(133,243)	(41,898)	(572,178)
Acquisition of associates		(53,890)	(20,909)	–	–	–
(Advance to) repayment from associates		(3,349)	162	3,596	(9,404)	–
Purchase of investment securities/available-for-sale investments		(2,675)	(2,499)	(250)	(50)	–
Increase in restricted bank deposits		(455)	(458)	(460)	(229)	(231)
Disposal of subsidiaries (net of cash and cash equivalents disposed of)	34	39,245	1,704	2,276	2,276	(2,033)
Dividends received from associates		11,120	5,460	1,470	–	4,900
Interest received		7,393	8,205	14,361	10,820	5,878
Proceeds from disposal of investment securities/ available-for-sale investments		3,342	7,477	3,379	2,000	5,167
Proceeds from partial disposal of interests in subsidiaries		1,888	4,714	–	–	–
Dividend received from investments		1,496	1,440	4,936	4,420	12,448
Proceeds from disposal of property, plant and equipment		369	21,155	270	239	1,446
Deposits paid for acquisition of property, plant and equipment		–	(8,460)	–	–	–
Addition of loan receivables		–	–	(74,400)	(52,567)	(1,860)
Acquisition of additional interest in a subsidiary		–	–	(46,631)	–	–
Acquisition of subsidiaries (net of cash and cash equivalents acquired)	35	–	–	(2,145)	(2,145)	–
Proceeds from disposal of interests in associates		–	–	74,111	33,699	44,991
Repayment of loan receivables		–	–	–	–	44,400
NET CASH USED IN INVESTING ACTIVITIES		(113,576)	(236,675)	(231,533)	(100,044)	(494,321)

	Year ended 31st December			Seven months ended 31st July	
	2004	2005	2006	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (*Unaudited*)	*RMB'000*
FINANCING ACTIVITIES					
Repayment of bank loans	(1,053,680)	(1,380,500)	(1,900,000)	(626,000)	(2,458,000)
(Distributions to) contribution from Xuhui SAAC	(442,209)	(194,109)	(121,832)	(121,890)	7,730
Interest paid	(70,521)	(104,636)	(179,358)	(84,237)	(91,684)
Dividends paid	(12,328)	(115,079)	(115,675)	(50,000)	-
Dividends paid to minority interests	(6,195)	(4,172)	(4,240)	(4,240)	(4,250)
(Repayment to) advance from associates	(2,889)	7,994	3,807	3,806	(49,351)
New bank loans raised	1,321,200	2,294,500	2,105,500	897,500	2,785,500
Advance from (repayment to) minority shareholders of subsidiaries	109,402	4,714	(406,826)	(398,680)	(3,027)
Loan from a related party	36,000	464,000	130,000	–	7,500
Capital contributions from minority interests	26,080	50	88,406	20,000	–
Advance from Xuhui SAAC	–	–	234,600	–	17,000
Proceeds on capital injection	–	–	–	–	2,130,661
NET CASH (USED IN) FROM FINANCING ACTIVITIES	(95,140)	972,762	(165,618)	(363,741)	2,342,079
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(113,058)	1,127,064	(501,693)	(204,448)	2,244,758
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR/PERIOD	406,971	293,913	1,420,977	1,420,977	919,284
CASH AND CASH EQUIVALENTS AT END OF THE YEAR, represented by bank balances and cash	293,913	1,420,977	919,284	1,216,529	3,164,042

NOTES TO THE FINANCIAL INFORMATION

1. GENERAL

Urban Development is a state-owned enterprise established in the PRC on 30th April 1996.

The Urban Development Group's principal operations are conducted in the PRC. Accordingly, the Urban Development Group's consolidated financial statements have been prepared in Renminbi which also represents the functional currency of Urban Development.

The principal activities of Urban Development are investment holding and property development. The principal activities of its subsidiaries are property development business and supermarket business.

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/ CHANGES IN ACCOUNTING POLICIES

Hong Kong Financial Reporting Standards effective for accounting periods beginning on or after 1st January 2005

In 2005, the Urban Development Group and Urban Development have applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations ("INTs") (hereinafter collectively referred to as "new HKFRSs") issued by the HKICPA that are effective for accounting periods beginning on or after 1st January 2005. The application of the new HKFRSs has resulted in a change in the presentation of the consolidated income statement, consolidated balance sheet and consolidated statement of changes in equity. In particular, the presentation of minority interests and share of tax of associates have been changed. The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has also resulted in changes to the accounting policies of the Urban Development Group and Urban Development in the following areas that have an effect on how the results for the current or prior accounting years are prepared and presented:

(i) Financial instruments

HKAS 32 "Financial Instruments: Disclosure and Presentation" requires retrospective application whereas HKAS 39 "Financial Instruments: Recognition and Measurement", which is effective for annual periods beginning on or after 1st January 2005, generally does not permit the recognition, derecognition or measurement of financial assets and liabilities on a retrospective basis. The adoption of HKAS 32 has had no material impact on how financial instruments of the Urban Development Group and Urban Development are presented for 2005 and prior accounting periods. The principal effects on the Urban Development Group as a result of implementation of HKAS 39 are summarised below:

Classification and measurement of financial assets and financial liabilities

The Urban Development Group and Urban Development has applied the relevant transitional provisions in HKAS 39 with respect to classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

Financial assets previously within the scope of Statement of Standard Accounting Practice No. 24 "Accounting for Investments in Securities" ("SSAP 24") issued by the HKICPA

On or before 31st December 2004, the Urban Development Group and Urban Development classified and measured its investments in equity securities in accordance with the benchmark treatment of SSAP 24. Under SSAP 24, investments in equity securities are classified as "investment securities" or "other investments" as appropriate. "Investment securities" are carried at cost less impairment losses while "other investments" are measured at fair value, with unrealised gains or losses included in the profit or loss. From 1st January 2005 onwards, the Urban Development Group and Urban Development has classified and measured

its equity securities in accordance with HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". The classification depends on the purpose for which the assets are acquired. "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognised in profit or loss and equity respectively. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortised cost using the effective interest method after initial recognition.

On 1st January 2005, the Urban Development Group and Urban Development classified and measured its investments in equity securities in accordance with the transitional provisions of HKAS 39. Investment securities with a carrying amount of approximately RMB9.6 million for the Urban Development Group and RMB9.0 million for Urban Development, of which fair value cannot be measured reliably and was stated at cost less impairment loss at subsequent balance sheet dates, was reclassified to available-for-sale investments. In addition, other investments with a carrying amount of approximately RMB9.3 million for the Urban Development Group and RMB9.2 million for Urban Development was reclassified to investments held-for-trading on 1st January 2005.

Financial assets and financial liabilities other than equity securities

From 1st January 2005 onwards, the Urban Development Group and Urban Development have classified and measured its financial assets and financial liabilities other than debt and equity securities (which were previously outside the scope of SSAP 24) in accordance with the requirements of HKAS 39. As mentioned above, financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "other financial liabilities". "Financial liabilities at fair value through profit or loss" are measured at fair value, with changes in fair value being recognised in profit or loss directly. "Other financial liabilities" are carried at amortised cost using the effective interest method after initial recognition. The adoption of HKAS 39 has had no material effect on the Urban Development Group and Urban Development's accumulated profits.

(ii) Owner-occupied leasehold interest in land

In previous years, owner-occupied leasehold land and buildings were included in property, plant and equipment and is stated at cost less depreciation and amortisation at the balance sheet date and any accumulated impairment losses. In 2005, the Urban Development Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments, which are carried at cost and amortised over the lease term on a straight-line basis. This change in accounting policy has been applied retrospectively.

(iii) Investment properties

In previous years, investment properties of the Urban Development Group and Urban Development under the predecessor standard were measured at open market values, with revaluation surplus or deficits credited or charged to investment properties revaluation reserve unless the balance on this reserve was insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment properties revaluation reserve was charged to the income statement. Where a decrease had previously been charged to the income statement and revaluation subsequently arose, that increase was credited to the income statement to the extent of the decrease previously charged.

In 2005, the Urban Development Group and Urban Development have, for the first time, applied HKAS 40 "Investment Property". The Urban Development Group and Urban Development have elected to use the fair value model to account for its investment properties which requires gains or losses arising from changes in the fair value of investment properties to be recognised directly in the income statement for the year in which they arise. The Urban Development Group and Urban Development have also applied the relevant transitional provisions in HKAS 40 and elected to apply HKAS 40 from 1st January 2005 onwards. The amount held in investment properties revaluation reserve at 1st January 2005 has been transferred to the accumulated profits of the Urban Development Group and Urban Development respectively as at that date and the financial impact on the Urban Development Group and Urban Development is set out in note 3.

Deferred taxes related to investment properties

In previous years, deferred tax consequences in respect of revalued investment properties were assessed on the basis of the tax consequence that would follow from recovery of the carrying amount of the properties through sale in accordance with the predecessor interpretation. In 2005, the Urban Development Group and Urban Development have applied HK(SIC) Interpretation 21 "Income Taxes – Recovery of Revalued Non-Depreciable Assets" which removes the presumption that the carrying amount of investment properties is to be recovered through sale. Therefore, the deferred tax consequences of the investment properties are now assessed on the basis that reflect the tax consequences that would follow from the manner in which the Urban Development Group and Urban Development expect to recover the property at each balance sheet date. In the absence of any specific transitional provisions in HK(SIC) Interpretation 21, this change in accounting policy has been applied retrospectively.

Hong Kong Financial Reporting Standards effective for accounting periods beginning on or after 1st December 2005 or 1st January 2006

In 2006, the Urban Development Group and Urban Development have applied, for the first time, a number of new HKFRSs issued by the HKICPA which are either effective for accounting periods beginning on or after 1st December 2005 or 1st January 2006. The adoption of the new HKFRSs has resulted in changes to the Urban Development Group's and Urban Development's accounting policies in the following area that has an effect on how the results and financial position for the current or prior accounting periods have been prepared and presented:

Financial guarantee contracts

In 2006, the Urban Development Group and Urban Development have applied HKAS 39 and HKFRS 4 (Amendments) "Financial Guarantee Contracts" which is effective for annual periods beginning on or after 1st January 2006.

A financial guarantee contract is defined by HKAS 39 as "a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument".

Prior to 1st January 2006, financial guarantee contracts were not accounted for in accordance with HKFRS 4 "Insurance Contract" and those contracts were disclosed as contingent liabilities. A provision for financial guarantee was only recognised when it was probable that an outflow of resources would be required to settle the financial guarantee obligation and the amount can be estimated reliably.

Upon the application of these amendments, a financial guarantee contract issued by the Urban Development Group and Urban Development and not designated as at fair value through profit or loss is recognised initially at its fair value less transaction costs that are directly attributable to the issue of the financial guarantee contract. Subsequent to initial recognition, the Urban Development Group and Urban Development measure the financial guarantee contract at the higher of: (i) the amount determined in accordance with HKAS 37 "Provisions, Contingent Liabilities and Contingent Assets"; and (ii) the amount initially recognised less, when appropriate, cumulative amortisation

recognised in accordance with HKAS 18 "Revenue". This amendment has been applied retrospectively to the financial year beginning on 1st January 2005 in which HKAS 39 is effective for the Urban Development Group. The financial impact on the Urban Development Group and Urban Development is set out in note 3.

Hong Kong Financial Reporting Standards effective for accounting periods beginning on or after 1st January 2007

In 2007, the Urban Development Group and Urban Development have applied, for the first time, a number of new HKFRSs issued by the HKICPA, which are effective for the Urban Development Group and Urban Development's financial year beginning 1st January 2007.

The adoption of the new HKFRSs had no material effect on the results or the financial position of the Urban Development Group and Urban Development for the current or prior accounting periods. Accordingly, no prior period adjustment has been recognised.

The Urban Development Group and Urban Development have not early applied the following standards or interpretations that have been issued but are not yet effective. The directors of Urban Development anticipate that the application of these standards or interpretations will have no material impact on the results or the financial position of the Urban Development Group and Urban Development for the current or prior accounting periods. Accordingly, no prior period adjustment has been recognised.

HKAS 23 (Revised)	Borrowing Costs[1]
HKFRS 8	Operating Segments[1]
HK(IFRIC) – INT 11	HKFRS 2 – Group and Treasury Share Transactions[2]
HK(IFRIC) – INT 12	Service Concession Arrangements[3]
HK(IFRIC) – INT 13	Customer Loyalty Programmes[4]
HK(IFRIC) – INT 14	HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction[3]

1 Effective for annual periods beginning on or after 1st January 2009
2 Effective for annual periods beginning on or after 1st March 2007
3 Effective for annual periods beginning on or after 1st January 2008
4 Effective for annual periods beginning on or after 1st July 2008

3. SUMMARY OF THE EFFECTS OF THE ADOPTION OF HKAS 39 AND HKAS 40

For the transitional provision under HKAS 39 and HKAS 40, adopted by the Urban Development Group, the effects of the changes in the accounting policies described in note 2 above which are prospectively applied for the financial year beginning on 1st January 2005 are as follows:

	URBAN DEVELOPMENT GROUP				
	As at 31.12.2004	Effect of HKAS 39	Effects of HKAS 40	Effects of HKAS 39 and HKFRS 4 (Amendments)	As at 1.1.2005
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Available-for-sale investments	–	9,646	–	–	9,646
Investment securities	9,646	(9,646)	–	–	–
Investments held-for-trading	–	9,326	–	–	9,326
Other investments	9,326	(9,326)	–	–	–
Financial guarantee contracts	–	–	–	(323)	(323)
Other assets and liabilities	648,088	–	–	–	648,088
Total effects on assets and liabilities	667,060	–	–	(323)	666,737
Properties revaluation reserve	125,296	–	(46,542)	–	78,754
Accumulated profits	753,376	–	46,542	–	799,918
Capital reserve	(666,113)	–	–	(323)	(666,436)
Capital and other reserves	454,501	–	–	–	454,501
Total effects on equity	667,060	–	–	(323)	666,737

URBAN DEVELOPMENT

	As at 31.12.2004 RMB'000	Effect of HKAS 39 RMB'000	Effects of HKAS 40 RMB'000	Effects of HKAS 39 and HKFRS 4 (Amendments) RMB'000	As at 1.1.2005 RMB'000
Available-for-sale investments	–	8,996	–	–	8,996
Investment securities	8,996	(8,996)	–	–	–
Investments held-for-trading	–	9,239	–	–	9,239
Other investments	9,239	(9,239)	–	–	–
Financial guarantee contracts	–	–	–	(323)	(323)
Other assets and liabilities	463,152	–	–	–	463,152
Total effects on assets and liabilities	481,387	–	–	(323)	481,064
Properties revaluation reserve	125,296	–	(46,542)	–	78,754
Accumulated profits	774,830	–	46,542	–	821,372
Capital reserve	(663,352)	–	–	(323)	(663,675)
Capital and other reserves	244,613	–	–	–	244,613
Total effects on equity	481,387	–	–	(323)	481,064

4. SIGNIFICANT ACCOUNTING POLICIES

The Financial Information has been prepared on the historical cost basis except for certain properties and financial instruments, which are measured at fair values, as explained in the accounting policies set out below.

The Financial Information has been prepared in accordance with Hong Kong Financial Reporting Standards issued by the HKICPA. In addition, the Financial Information include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Basis of consolidation

The Financial Information incorporate the financial statements of Urban Development and its subsidiaries. Control is achieved where Urban Development has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year/period are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Urban Development Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Urban Development Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Urban Development Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Acquisition of additional interest in subsidiaries

Additional interests in subsidiaries are measured at the aggregate of the carrying amounts of identifiable assets and liabilities of the subsidiaries and any excess of the consideration over the net assets acquired are accounted for as goodwill.

Transfer of assets and liabilities from parent

The assets and liabilities transferred from parent are accounted for using the carrying amounts of the relevant assets and liabilities at the book of parent.

Excess of the carrying amount of assets and liabilities over the consideration paid (if any) is accounted for as deemed capital contribution from parent.

Investments in subsidiaries

Investments in subsidiaries is included in the balance sheet of Urban Development at cost less any identified impairment loss.

Interests in associates

An associate is an entity over which the investor has significant influence and that is neither a subsidiary nor an interest in a joint venture.

The results and assets and liabilities of associates are incorporated in the Financial Information using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Urban Development Group's share of the net assets of the associates, less any identified impairment loss. When the Urban Development Group's share of losses of an associate equals or exceeds its interest in that associate, the Urban Development Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Urban Development Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Where a group entity transacts with an associate of the Urban Development Group, profits and losses are eliminated to the extent of the Urban Development Group's interest in the relevant associate.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for goods sold and services provided in the normal course of business, net of discounts and sales related taxes.

Income from properties developed for sales is recognised upon the execution of a binding sale agreement, the issue of an occupation permit and a completion certificate by the relevant government authorities and fulfilling the terms of the binding sale agreements. Payments received from the purchasers prior to this stage are recorded as pre-sale deposits and presented as current liabilities.

Income from suppliers, comprising promotion and store display income, and merchandise storage and delivery income, is recognised according to the underlying contract terms and as these services are provided in accordance therewith.

Sales of goods are recognised when goods are delivered and title has passed.

Service incomes and agency fee income are recognised when services are provided.

Rental income, including rental invoiced in advance from letting of properties under operating leases, is recognised on a straight line basis over the period of the respective leases.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Investment properties

Prior to 1st January 2005, investment properties are stated at their open market value based on independent professional valuation at the balance sheet date. Any surplus or deficit arising on the revaluation of investment properties is credited or charged to the properties revaluation reserve unless the balance on this reserve is insufficient to cover a deficit, in which case the excess of the deficit over the balance on the properties revaluation reserve is charged to the income statement. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged. On disposal of an investment property, the balance on the properties revaluation reserve attributable to that property is credited to the income statement.

On adoption of HKAS 40 as mentioned in note 2 above, on initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured using the fair value model. Gains or losses arising from changes in the fair value of investment property are included in profit or loss for the period in which they arise.

An investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use or no future economic benefits are expected from its disposals. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated income statement in the year/period in which the asset is derecognised.

Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

Depreciation is provided to write off the cost of items of property, plant and equipment, other than construction in progress, over their estimated useful lives and after taking into account of their estimated residual values, using the straight line method.

Property, plant and equipment in the course of construction are carried at cost, less any identified impairment losses. Depreciation of these assets commences when they are available for use (i.e. when they are in the location and condition necessary for them to be capable of operating in the manner intended by management).

On transfer of leasehold properties to investment properties, the difference between the fair value and carrying value at date of transfer was credited to the properties revaluation reserve. On the disposal or retirement of the asset, the relevant revaluation reserve will be transferred directly to accumulated profits.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognised.

Prepaid lease payments

Prepaid lease payments, which represents up-front payments to acquire leasehold land interest, are stated at cost and amortised over the period of the lease on a straight line basis.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Urban Development Group as lessor

Rental income from operating leases is recognised in the consolidated income statement on a straight line basis over the term of the relevant lease.

The Urban Development Group as lessee

Rentals payable under operating leases are charged to profit or loss on a straight line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight line basis.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

Retirement benefits costs

Payments made to state-managed retirement benefit schemes are charged as expenses when employees have rendered service entitling them to the contributions.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year/period. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Urban Development Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised on the differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Inventories

Properties held for resale and properties under development held for resale

Properties held for resale and properties under development held for resale are stated at the lower of cost and net realisable value on an individual basis. Cost comprises the acquisition cost and other direct costs attributable to such properties.

Others – finished goods

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted average method.

Financial instruments

Prior to 1st January 2005, investment securities and other investments are recognised on a trade-date basis and are initially measured at cost. Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary. Other investments are measured at fair value, with unrealised gains and losses included in net profit or loss for the period.

On adoption of HKAS 39 as mentioned in note 2 above, financial assets and financial liabilities are recognised on the balance sheet when a group entity becomes a party to the contractual provisions of an instrument. Financial assets and financial liabilities are initially measured at fair

value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets

The financial assets of the Urban Development Group and Urban Development are classified as investments held-for-trading, loans and receivables and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the market place. The accounting policies adopted in respect of each category of financial assets are set out below:

Investments held-for-trading

At each balance sheet date subsequent to initial recognition, investments held-for-trading are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including trade and other receivables, loan receivables, amounts due from minority shareholders of subsidiaries/associates/subsidiaries, restricted bank deposits and bank balances) are carried at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments. The Urban Development Group designated those unlisted equity instruments which are not held for trading purpose as available-for-sale financial assets. At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss. Any impairment losses on available-for-sale financial assets are recognised in profit or loss. Impairment losses on available-for-sale equity investments will not reverse in profit or loss in subsequent periods.

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the

carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in profit or loss in subsequent periods.

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. The accounting policies adopted in respect of the financial liabilities and equity instruments of the Urban Development Group are set out below.

Financial liabilities

Financial liabilities including trade and other payables, amount due to Xuhui SAAC, amounts due to minority shareholders of subsidiaries/associates/subsidiaries, loan from a related party and bank loans are subsequently measured at amortised cost, using the effective interest rate method.

Equity instruments

Equity instruments issued by Urban Development are recorded at the proceeds received, net of direct issue costs.

Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. A financial guarantee contract issued by the Urban Development Group and not designed as at fair value through profit or loss is recognised initially at its fair value less transaction costs that are directly attributable to the issue of the financial guarantee contract. Subsequent to initial recognition, the Urban Development Group measures the financial guarantee contract at the higher of: (i) the amount determined in accordance with HKAS 37; and (ii) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with HKAS 18.

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Urban Development Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

Financial liabilities are derecognised when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in profit or loss.

Impairment losses

At each balance sheet date, the Urban Development Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

5. KEY SOURCES OF ESTIMATION UNCERTAINTY

The Urban Development Group and Urban Development make estimates and assumptions concerning the future. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Allowance for properties under development and properties held for resale

Management regularly reviews the recoverability of the Urban Development Group and Urban Development's properties under development and properties held for resale with reference to the current market environment whenever events or changes in circumstances indicate that the carrying amount of the assets exceeds its recoverable amount. Appropriate allowance for properties under development and properties held for resale is made if the estimated recoverable amount is lower than its carrying amount. As at 31st December 2004, 31st December 2005, 31st December 2006 and 31st July 2007, the carrying amount of properties under development and properties held for resale for the Urban Development Group is RMB4,109,881,000, RMB4,376,981,000, RMB5,223,601,000 and RMB5,365,457,000 respectively. As at 31st December 2004, 31st December 2005, 31st December 2006 and 31st July 2007, the carrying amount of properties under development and properties held for resale for Urban Development is RMB1,076,937,000, RMB967,034,000, RMB389,810,000 and RMB471,222,000 respectively.

During the Relevant Periods, no allowance had been made for properties under development and properties held for resale.

Estimated impairment on trade and other receivables/loan receivables/amounts due from minority shareholders of subsidiaries, associates and subsidiaries

Management regularly reviews the recoverability and age of the receivables. Appropriate impairment for estimated irrecoverable amounts is recognised in profit and loss when there is objective evidence that the asset is impaired. As at 31st December 2004, 31st December 2005, 31st December 2006 and 31st July 2007, the carrying value of trade and other receivables/loan receivables/amounts due from minority shareholders of subsidiaries and associates for the Urban Development Group is RMB639,896,000, RMB670,290,000, RMB915,250,000 and RMB1,484,837,000 respectively. As at 31st December 2004, 31st December 2005, 31st December 2006 and 31st July 2007, trade and other receivables/loan receivables/amounts due from minority shareholders of subsidiaries and subsidiaries for Urban Development is RMB852,930,000, RMB1,360,164,000, RMB893,671,000 and RMB1,238,812,000 respectively.

In determining whether impairment on trade and other receivables/loan receivables/amounts due from minority shareholders of subsidiaries, associates and subsidiaries is required, the Urban Development Group and Urban Development take into consideration the likelihood of collection. Specific allowance is only made for receivables that are unlikely to be collected and is recognised on the difference between the estimated future cash flows expected to receive discounted using the original effective interest rate and its carrying value.

During the year ended 31st December 2004 and the year ended 31st December 2006, the Urban Development Group recognised the impairment loss of RMB17,501,000 and RMB6,424,000 respectively.

6. FINANCIAL INSTRUMENTS

(a) Financial risk management objectives and policies

The Urban Development Group's major financial instruments include equity investments, bank loans, trade and other receivables, loan receivables, trade and other payables, amounts due from/to minority shareholders of subsidiaries/ associates, amount due to Xuhui SAAC, loan from a related party, restricted bank deposits and bank balances. The Urban Development's major financial instruments include equity investments, bank loans, trade and other receivables, loan receivables, trade and other payables, amounts due from/to minority shareholders of subsidiaries/associates/ subsidiaries, amount due to Xuhui SAAC, loan from a related party and bank balances. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

(i) Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial assets, financial liabilities and equity instruments are disclosed in note 4.

(ii) Capital risk management

The Urban Development Group and Urban Development manage its capital to ensure that each of the entity comprising the Urban Development Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balance.

The capital structure of the Urban Development Group consists of debts, which includes bank loans as disclosed in note 31 and cash and cash equivalents and equity attributable to equity holders of Urban Development, comprising paid-in capital, reserves and accumulated profits as disclosed in the consolidated statements of changes in equity.

Management of the Urban Development Group reviews the capital structure regularly, taking into account of the cost and risk associated with the capital. The Urban Development Group and Urban Development will balance its overall capital structure through the payment of dividends, increase in paid-in capital as well as the issue of new debt. The Urban Development Group and Urban Development's overall strategy remain unchanged throughout the Relevant Periods.

(iii) Categories of financial instruments

	URBAN DEVELOPMENT GROUP			URBAN DEVELOPMENT		
	As at 31st December		As at 31st July	As at 31st December		As at 31st July
	2005	2006	2007	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Financial assets						
Loans and receivables (including cash and cash equivalents)	2,122,104	1,850,566	4,694,941	1,642,612	1,174,978	3,473,847
Held for trading financial assets	847	7,261	38,424	782	733	2,298
Available-for-sale financial assets	6,108	4,073	46,382	5,458	3,173	45,582
Financial liabilities						
Amortised cost	4,868,785	5,139,051	5,363,743	2,474,146	2,740,117	3,258,895
Financial guarantee contracts	3,165	1,844	2,886	3,165	1,844	2,886

(iv) Market risk management

The Urban Development Group's market risk exposure is mainly from the interest rate risk and the other market risks are considered insignificant to the Urban Development Group.

Interest rate risk management

The Urban Development Group and Urban Development's fair value interest rate risk relates primarily to fixed-rate bank loans, loan receivables and bank deposits. The Urban Development Group and Urban Development's bank deposits and bank balances also have exposure to cash flow interest rate due to the fluctuation of the prevailing market interest rate on bank balances.

The Urban Development Group and Urban Development currently do not have a hedging policy. However, management monitors interest rate exposure and will consider hedging significant interest rate change exposure should the need arise.

No sensitivity analysis is presented since the interest rate risk is primarily arising from fixed-rate interest bearing financial instruments.

(v) Credit risk management

As at 31st July, 2007, the Urban Development Group and Urban Development's maximum exposure to credit risk which will cause a financial loss to the Urban Development Group and Urban Development due to failure to discharge an obligation by the counterparties or debtors which the Urban Development Group and Urban Development have provided financial guarantees is arising from:

- the carrying amount of the respective recognised financial assets as stated in the balance sheet; and
- the amount disclosed in note 40 Contingent Liabilities.

In order to minimise the credit risk, management of the Urban Development Group and Urban Development is responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Urban Development Group and Urban Development review the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate

impairment losses are made for irrecoverable amounts. In this regard, the directors of Urban Development consider that the Urban Development Group and Urban Development's credit risk is significantly reduced.

With respect of credit risk arising from other debtors of the Urban Development Group and Urban Development, the Urban Development Group and Urban Development's exposure to credit risk arising from default of counterparties is limited as the counterparties have good credit standing and the Urban Development Group and Urban Development do not expect any significant loss for uncollected advances from these entities.

The credit risk on restricted bank deposits and bank balances is limited because the counterparties are banks with good reputation.

The Urban Development Group has no significant concentration of credit risk, with exposure spread over a number of counterparties, except for amounts due from minority shareholders of subsidiaries amounting to RMB100,742,000, RMB295,305,000, RMB428,548,000 and RMB1,000,726,000 at 31st December 2004, 31st December 2005, 31st December 2006 and 31st July 2007 respectively and advance to a former shareholder of a subsidiary amounting to RMB270,630,000 at 31st December 2004, 31st December 2005, 31st December 2006 and 31st July 2007.

In addition, Urban Development also has no significant concentration of credit risk, with exposure spread over a number of counterparties, except for amounts due from minority shareholders of subsidiaries amounting to RMB6,120,000, RMB165,120,000, RMB94,124,000 and RMB618,213,000 at 31st December 2004, 31st December 2005, 31st December 2006 and 31st July 2007 respectively and amounts due from subsidiaries amounting to RMB780,334,000, RMB1,167,373,000, RMB707,746,000 and RMB579,404,000 at 31st December 2004, 31st December 2005, 31st December 2006 and 31st July 2007 respectively.

The Urban Development Group and Urban Development review the recoverable amounts of these amounts on regular basis and an allowance for doubtful debt is made where there is an identified loss.

With respect of credit risk arising from financial guarantee contracts extended to minority shareholders of subsidiaries and an associate, management will regularly review their financial performance and reassess the continuance of such guarantees. In this regard, the directors of Urban Development consider that the Urban Development Group and Urban Development's credit risk is significantly reduced.

(vi) Liquidity risk management

The Urban Development Group and Urban Development manage liquidity risk by maintaining adequate reserves and banking facilities.

The Urban Development Group and Urban Development's liquidity position is monitored closely by management of Urban Development. The following table details the Urban Development Group and Urban Development's contractual maturity for its non-derivative financial liabilities. The table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Urban Development Group and

Urban Development can be required to pay. The table includes both interest and principal cash flows.

	URBAN DEVELOPMENT GROUP						
	0-60 days	61-180 days	181-365 days	1-2 years	Over 2 years	Total	Carrying amount
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
As at 31st December 2005							
Non-interest bearing	361,502	26,778	816,684	886,821	–	2,091,785	2,091,785
Fixed interest rate instruments	51,620	333,952	563,604	1,346,725	722,878	3,018,779	2,777,000
	413,122	360,730	1,380,288	2,233,546	722,878	5,110,564	4,868,785
As at 31st December 2006							
Non-interest bearing	339,907	84,597	1,184,243	367,804	–	1,976,551	1,976,551
Fixed interest rate instruments	162,331	415,921	1,560,677	859,767	391,628	3,390,324	3,162,500
	502,238	500,518	2,744,920	1,227,571	391,628	5,366,875	5,139,051
As at 31st July 2007							
Non-interest bearing	559,298	600,165	469,169	287,611	–	1,916,243	1,916,243
Fixed interest rate instruments	189,438	327,551	1,721,161	723,717	735,347	3,697,214	3,447,500
	748,736	927,716	2,190,330	1,011,328	735,347	5,613,457	5,363,743

	URBAN DEVELOPMENT						
	0-60 days	61-180 days	181-365 days	1-2 years	Over 2 years	Total	Carrying amount
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
As at 31st December 2005							
Non-interest bearing	53,734	142	286,798	1,080,472	–	1,421,146	1,421,146
Fixed interest rate instruments	51,620	232,019	183,053	159,462	516,740	1,142,894	1,053,000
	105,354	232,161	469,851	1,239,934	516,740	2,564,040	2,474,146
As at 31st December 2006							
Non-interest bearing	9,829	–	905,010	542,778	–	1,457,617	1,457,617
Fixed interest rate instruments	111,913	310,136	306,668	630,391	–	1,359,108	1,282,500
	121,742	310,136	1,211,678	1,173,169	–	2,816,725	2,740,117
As at 31st July 2007							
Non-interest bearing	46,882	597,958	150,645	1,025,910	–	1,821,395	1,821,395
Fixed interest rate instruments	169,038	207,640	455,010	674,604	–	1,506,292	1,437,500
	215,920	805,598	605,655	1,700,514	–	3,327,687	3,258,895

(b) Fair value

The fair value of financial assets and financial liabilities are determined as follows:

- the fair value of financial assets with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market bid prices;
- the fair value of financial guarantee contracts are determined with reference to default risks of companies with various credit ratings; and
- the fair value of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions.

The directors of Urban Development consider that the carrying amounts of financial assets and financial liabilities recorded at amortised cost in the consolidated financial statements approximate their fair values.

7. TURNOVER

Turnover represents the aggregate of the net amounts received and receivable from third parties and is summarised as follows:

	Year ended 31st December			Seven months ended 31st July	
	2004	**2005**	**2006**	**2006**	**2007**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (*Unaudited*)	*RMB'000*
Property development business	1,150,358	480,794	2,216,607	2,185,207	37,238
Income from supermarket business	1,455,503	1,501,586	1,935,597	1,128,435	1,184,474
Others	101,891	63,448	32,891	30,402	502
	2,707,752	2,045,828	4,185,095	3,344,044	1,222,214

8. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

For management purposes, the Urban Development Group is currently organised into two operating divisions – property development business and supermarket business. These divisions are the basis on which the Urban Development Group reports its primary segment information.

For the year ended 31st December 2004

	Property development *RMB'000*	Supermarket *RMB'000*	Others *RMB'000*	Total *RMB'000*
TURNOVER				
External sales	1,150,358	1,455,503	101,891	2,707,752
RESULTS				
Segment results	286,922	49,326	252	336,500
Unallocated corporate income				20,001
Finance costs				(20,880)
Gain on disposal of interest in a subsidiary	34,700	–	–	34,700
Loss on partial disposal of interests in subsidiaries	(393)	–	–	(393)
Share of results of associates	13,198	(2,550)	–	10,648
Profit before taxation				380,576
Income tax expense				(154,928)
Profit for the year				225,648

	Property development *RMB'000*	Supermarket *RMB'000*	Others *RMB'000*	Total *RMB'000*
ASSETS				
Segment assets	4,947,958	433,524	59,533	5,441,015
Interests in associates	194,283	–	–	194,283
Amounts due from associates				19,058
Unallocated corporate assets				513,367
Total assets				6,167,723
LIABILITIES				
Segment liabilities	2,520,021	359,639	16,006	2,895,666
Amounts due to associates				88,253
Unallocated corporate liabilities				2,516,744
Total liabilities				5,500,663
OTHER INFORMATION				
Impairment loss recognised in respect of trade and other receivables	17,501	–	–	17,501
Capital expenditure	4,725	53,539	1,144	59,408
Depreciation of property, plant and equipment	11,552	41,788	387	53,727
Loss on disposal of property, plant and equipment	131	4,211	87	4,429
Release of prepaid lease payments	–	–	135	135

For the year ended 31st December 2005

	Property development *RMB'000*	Supermarket *RMB'000*	Others *RMB'000*	Total *RMB'000*
TURNOVER				
External sales	480,794	1,501,586	63,448	2,045,828
RESULTS				
Segment results	35,880	42,903	(4,479)	74,304
Unallocated corporate income				15,773
Finance costs				(27,074)
Loss on partial disposal of interests in subsidiaries	(2,784)	–	–	(2,784)
Share of results of associates	3,635	–	–	3,635
Profit before taxation				63,854
Income tax expense				(18,585)
Profit for the year				45,269

	Property development *RMB'000*	Supermarket *RMB'000*	Others *RMB'000*	Total *RMB'000*
ASSETS				
Segment assets	5,074,430	477,682	40,462	5,592,574
Interests in associates	457,647	–	–	457,647
Amounts due from associates				18,896
Unallocated corporate assets				1,835,744
Total assets				7,904,861
LIABILITIES				
Segment liabilities	2,930,171	400,102	13,067	3,343,340
Amounts due to associates				96,247
Unallocated corporate liabilities				3,821,351
Total liabilities				7,260,938
OTHER INFORMATION				
Capital expenditure	3,641	55,832	630	60,103
Depreciation of property, plant and equipment	11,811	45,686	613	58,110
Release of prepaid lease payments	–	–	135	135

For the year ended 31st December 2006

	Property development *RMB'000*	Supermarket *RMB'000*	Others *RMB'000*	Total *RMB'000*
TURNOVER				
External sales	2,216,607	1,935,597	32,891	4,185,095
RESULTS				
Segment results	799,194	6,622	(6,417)	799,399
Unallocated corporate income				26,139
Finance costs				(52,658)
Gain on disposal of interests in subsidiaries	6,462	1,093	–	7,555
Gain on disposal of interests in associates	3,966	–	–	3,966
Share of results of associates	4,022	1,515	–	5,537
Profit before taxation				789,938
Income tax expense				(422,790)
Profit for the year				367,148

	Property development *RMB'000*	Supermarket *RMB'000*	Others *RMB'000*	Total *RMB'000*
ASSETS				
Segment assets	6,005,613	500,427	15,167	6,521,207
Interests in associates	125,374	1,515	–	126,889
Amounts due from associates				15,300
Unallocated corporate assets				1,529,943
Total assets				8,193,339
LIABILITIES				
Segment liabilities	1,729,876	451,931	6,513	2,188,320
Amounts due to associates				100,054
Unallocated corporate liabilities				4,513,967
Total liabilities				6,802,341
OTHER INFORMATION				
Allowance on trade and other receivables	6,424	–	–	6,424
Capital expenditure	18,770	68,493	–	87,263
Depreciation of property, plant and equipment	14,313	42,675	258	57,246
Loss (gain) on disposal of property, plant and equipment	299	5,490	(13)	5,776
Release of prepaid lease payments	–	–	135	135

For the seven months ended 31st July 2007

	Property development *RMB'000*	Supermarket *RMB'000*	Others *RMB'000*	Total *RMB'000*
TURNOVER				
External sales	37,238	1,184,474	502	1,222,214
RESULTS				
Segment results	(35,277)	7,879	(1,636)	(29,034)
Unallocated corporate income				34,658
Finance costs				(26,383)
Gain on disposal of interests in subsidiaries	2,447	–	–	2,447
Loss on disposal of interests in associates	(418)	–	–	(418)
Share of results of associates	3,280	1,620	–	4,900
Loss before taxation				(13,830)
Income tax expense				36,595
Profit for the period				22,765

	Property development *RMB'000*	Supermarket *RMB'000*	Others *RMB'000*	Total *RMB'000*
ASSETS				
Segment assets	6,255,536	457,756	36,197	6,749,489
Interests in associates	78,345	3,135	–	81,480
Amounts due from associates				15,300
Unallocated corporate assets				4,426,914
Total assets				11,273,183
LIABILITIES				
Segment liabilities	2,528,706	585,491	5,520	3,119,717
Amounts due to associates				50,703
Unallocated corporate liabilities				4,582,425
Total liabilities				7,752,845
OTHER INFORMATION				
Capital expenditure	3,587	33,662	–	37,249
Depreciation of property, plant and equipment	6,121	29,869	121	36,111
Loss on disposal of property, plant and equipment	24	–	–	24
Release of prepaid lease payments	–	–	79	79

For the seven months ended 31st July 2006 (unaudited)

	Property development *RMB'000*	Supermarket *RMB'000*	Others *RMB'000*	Total *RMB'000*
TURNOVER				
External sales	2,185,207	1,128,435	30,402	3,344,044
RESULTS				
Segment results	828,379	10,536	(5,867)	833,048
Unallocated corporate income				13,969
Finance costs				(19,850)
Gain on disposal of interests in subsidiaries	6,462	1,093	–	7,555
Gain on disposal of interests in associates	3,700	–	–	3,700
Share of results of associates	1,751	805	–	2,556
Profit before taxation				840,978
Income tax expense				(433,124)
Profit for the period				407,854

	Property development *RMB'000*	Supermarket *RMB'000*	Others *RMB'000*	Total *RMB'000*
OTHER INFORMATION				
Allowance on trade and other receivables	6,412	–	–	6,412
Capital expenditure	7,710	47,854	–	55,564
Depreciation of property, plant and equipment	7,440	23,649	150	31,239
Loss on disposal of property, plant and equipment	–	4,268	–	4,268
Release of prepaid lease payments	–	–	79	79

Geographical segments

During the Relevant Periods, all operations and assets of the Urban Development Group are located in the PRC. Accordingly, no geographical segment is presented.

9. OTHER INCOME

	Year ended 31st December			Seven months ended 31st July	
	2004	2005	2006	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
				(Unaudited)	
Income from suppliers					
– promotion and store display income	90,449	105,540	146,762	63,876	62,378
– merchandise storage and delivery income	43,585	70,677	46,112	27,069	11,848
Compensation income	992	4,453	1,664	463	4,608
Dividend income from investments	1,496	1,440	4,936	4,420	12,448
Net increase in fair value of other investments/ investments held-for-trading	12,020	2,469	6,016	28	7,002
Gain on disposal of available-for-sale investments	–	1,440	1,094	–	3,551
Gain on disposal of property, plant and equipment	–	13,452	–	–	–
Increase in fair value of investment properties	–	6,290	14,900	6,100	42,190
Amortisation of financial guarantee contracts	–	2,219	5,735	4,704	8,754
Bank interest income	3,908	4,757	8,349	6,262	3,803
Other interest income	3,485	3,448	6,012	4,558	2,075
Agency fee income from an associate	6,334	–	–	–	–
Rental income	1,032	1,357	7,368	4,336	11,752
Sales of scrap materials	2,125	2,305	1,937	1,206	829
Others	7,587	7,568	7,324	3,209	11,614
	173,013	227,415	258,209	126,231	182,852

10. FINANCE COSTS

	Year ended 31st December			Seven months ended 31st July	
	2004	**2005**	**2006**	**2006**	**2007**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (*Unaudited*)	*RMB'000*
Interest on:					
Loan from a related party	702	6,719	32,594	12,871	18,919
Bank loans wholly repayable within five years	69,819	97,917	146,764	71,366	72,765
Less: Interest capitalised in properties under development held for resale	(49,641)	(77,562)	(126,700)	(64,387)	(65,301)
	20,880	27,074	52,658	19,850	26,383

11. INCOME TAX EXPENSE

	Year ended 31st December			Seven months ended 31st July	
	2004	**2005**	**2006**	**2006**	**2007**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (*Unaudited*)	*RMB'000*
Tax charge (credit) represents:					
PRC Enterprise Income Tax	113,058	24,245	246,596	257,360	5,271
(Over)underprovision in prior years	(2,051)	4,807	(1,006)	(47)	(1,730)
Land Appreciation Tax	47,605	487	167,534	163,028	7,600
Deferred taxation *(note 25)*	(3,684)	(10,954)	9,666	12,783	(47,736)
	154,928	18,585	422,790	433,124	(36,595)

The provision for PRC Enterprise Income Tax is calculated at tax rate of 33%, except for Shanghai Foreign Trade and Shanghai Sen Xin which are entitled to corporate profit tax rate of 15% in accordance with the local practices in Shanghai, of the estimated assessable profits for the year/period determined in accordance with the relevant income tax rules and regulations in the PRC.

For the year ended 31st December 2005, 上海家得利商品配送管理有限公司 (Shanghai Jiadeli Goods Distribution Management Co., Ltd.) ("Shanghai Jiadeli Goods Distribution") was granted a one-year tax exemption by the tax bureau.

Pursuant to the PRC Enterprise Income Tax Law (the "New Law") passed by the Tenth National People's Congress on 16th March 2007, the new PRC enterprise income tax rates for domestic and foreign enterprises are unified at 25% effective from 1st January 2008. The effect of this change has been reflected in the calculation of deferred taxation at 31st July 2007.

The tax charge for the Relevant Periods can be reconciled to the profit (loss) before taxation per the consolidated income statement as follows:

	Year ended 31st December			Seven months ended 31st July	
	2004	2005	2006	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* *(Unaudited)*	*RMB'000*
Profit (loss) before taxation	380,576	63,854	789,938	840,978	(13,830)
Tax at the income tax rate of 33%	125,590	21,072	260,679	277,523	(4,564)
Tax effect of share of results of associates	(3,514)	(1,200)	(1,827)	(843)	(1,617)
Tax effect of income not taxable for tax purpose	(14,922)	(10,128)	(1,477)	(2,330)	(5,062)
Tax effect of expenses not deductible for tax purpose	14,598	15,543	49,267	47,051	7,091
(Over) underprovision in prior years	(2,051)	4,807	(1,006)	(47)	(1,730)
Tax effect of tax losses not recognised	3,950	6,826	4,906	2,541	12,937
Effect of tax exemption granted to subsidiaries	(618)	(18,661)	–	–	–
Land appreciation tax	47,605	487	167,534	163,028	7,600
Effect of land appreciation tax	(15,710)	(161)	(55,286)	(53,799)	(2,508)
Tax effect of change in tax rate	–	–	–	–	(48,742)
Tax charge (credit) for the year/period	154,928	18,585	422,790	433,124	(36,595)

Details of deferred taxation are set out in note 25.

12. PROFIT FOR THE YEAR/PERIOD

	Year ended 31st December			Seven months ended 31st July	
	2004	2005	2006	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (*Unaudited*)	*RMB'000*
Profit for the year/period has been arrived at after charging (crediting):					
Staff costs	117,000	135,616	162,104	98,404	107,276
Retirement benefits scheme contributions	4,464	6,841	13,392	8,472	8,439
Less: Amount capitalised in properties under development held for resale	(2,890)	(4,432)	(5,116)	(2,984)	(6,188)
Total staff costs	118,574	138,025	170,380	103,892	109,527
Auditors' remuneration	782	144	1,192	591	223
Depreciation of property, plant and equipment	53,727	58,110	57,246	31,239	36,111
Loss (gain) on disposal of property, plant and equipment	4,429	(13,452)	5,776	4,268	24
Loss on disposal of investment securities	2,100	–	–	–	–
Loss on changes in fair value of investments held-for-trading	–	–	–	1,328	–
Release of prepaid lease payments	135	135	135	79	79
Share of tax of associates (included in share of results of associates)	20,890	701	3,143	1,833	1,616
Cost of inventories recognised as an expense	2,110,633	1,648,331	3,063,614	2,308,600	1,051,710

13. DIRECTORS' AND SUPERVISORS' REMUNERATIONS

The remuneration paid or payable to each director and supervisor were as follows:

	Directors										Supervisors											
	Xu Lin Xiang RMB'000	Jiang Guo Hua RMB'000	Ni Jian Da RMB'000	Chen An Min RMB'000	Xue Yong RMB'000	Chen Ming Long RMB'000	Yang Biao RMB'000	Cai Yu Tian RMB'000	Qian Shi Zheng RMB'000	Zhou Jun RMB'000	Liu Shen Sheng RMB'000	Bao De Yong RMB'000	Wang Yi Min RMB'000	Feng Shang Da RMB'000	Ye Wei Qi RMB'000	Liu Rong Xian RMB'000	Huang Lan Fang RMB'000	Jiang Xing Yuan RMB'000	Jia Bin RMB'000	Zhu Guang Ping RMB'000	Wang Zheng Gang RMB'000	Total RMB'000
For the year ended 31st December 2004																						
Fees	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Other emoluments																						
Salaries and other benefits	130	157	153	145	118	–	–	–	–	–	–	–	147	–	115	–	–	–	–	–	–	965
Retirement benefits scheme contributions	4	4	4	4	4	–	–	–	–	–	–	–	4	–	4	–	–	–	–	–	–	28
Performance related incentive payments	166	166	166	149	29	–	–	–	–	–	–	–	149	–	133	–	–	–	–	–	–	958
Total emoluments	300	327	323	298	151	–	–	–	–	–	–	–	300	–	252	–	–	–	–	–	–	1,951
For the year ended 31st December 2005																						
Fees	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Other emoluments																						
Salaries and other benefits	109	167	161	155	131	–	–	–	–	–	–	–	158	–	143	–	–	–	–	–	–	1,024
Retirement benefits scheme contributions	4	5	5	5	5	–	–	–	–	–	–	–	5	–	5	–	–	–	–	–	–	34
Performance related incentive payments	–	–	–	–	42	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	42
Total emoluments	113	172	166	160	178	–	–	–	–	–	–	–	163	–	148	–	–	–	–	–	–	1,100
For the year ended 31st December 2006																						
Fees	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Other emoluments																						
Salaries and other benefits	–	137	136	125	117	–	–	–	–	–	–	–	125	–	119	–	–	–	–	–	–	759
Retirement benefits scheme contributions	–	5	5	5	5	–	–	–	–	–	–	–	5	–	5	–	–	–	–	–	–	30
Performance related incentive payments	–	–	225	213	46	–	–	–	–	–	–	–	213	–	202	–	–	–	–	–	–	899
Total emoluments	–	142	366	343	168	–	–	–	–	–	–	–	343	–	326	–	–	–	–	–	–	1,688

	Directors										Supervisors											
	Xu Lin Xiang RMB'000	Jiang Guo Hua RMB'000	Ni Jian Da RMB'000	Chen An Min RMB'000	Xue Yong RMB'000	Chen Ming Long RMB'000	Yang Biao RMB'000	Cai Yu Tian RMB'000	Qian Shi Zheng RMB'000	Zhou Jun RMB'000	Liu Shen Sheng RMB'000	Bao De Yong RMB'000	Wang Yi Min RMB'000	Feng Shang Da RMB'000	Ye Wei Qi RMB'000	Liu Rong Xian RMB'000	Huang Lan Fang RMB'000	Jiang Xing Yuan RMB'000	Jia Bin RMB'000	Zhu Guang Ping RMB'000	Wang Zheng Gang RMB'000	Total RMB'000
For the seven months ended 31st July 2007																						
Fees	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Other emoluments																						
Salaries and other benefits	–	81	81	74	68	–	–	–	–	–	–	–	74	–	–	–	–	–	–	–	–	378
Retirement benefits scheme contributions	–	3	3	3	3	–	–	–	–	–	–	–	3	–	–	–	–	–	–	–	–	15
Total emoluments	–	84	84	77	71	–	–	–	–	–	–	–	77	–	–	–	–	–	–	–	–	393
For the seven months ended 31st July 2006 (Unaudited)																						
Fees	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Other emoluments																						
Salaries and other benefits	–	80	79	73	68	–	–	–	–	–	–	–	73	–	69	–	–	–	–	–	–	442
Retirement benefits scheme contributions	–	3	3	3	3	–	–	–	–	–	–	–	3	–	3	–	–	–	–	–	–	18
Performance related incentive payments	–	–	132	124	27	–	–	–	–	–	–	–	124	–	118	–	–	–	–	–	–	525
Total emoluments	–	83	214	200	98	–	–	–	–	–	–	–	200	–	190	–	–	–	–	–	–	985

During the Relevant Periods, no emoluments were paid by the Urban Development Group to the directors and supervisors as an inducement to join or upon joining the Urban Development Group or as compensation for loss of office. In addition, during the Relevant Periods, no directors and supervisors waived any emoluments.

14. EMPLOYEES' REMUNERATIONS

Of the five highest paid individuals in the Urban Development Group, the number of directors and supervisors and other employees were as follows:

	Year ended 31st December			Seven months ended 31st July	
	2004	2005	2006	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* *(Unaudited)*	*RMB'000*
Directors and supervisors	5	3	4	5	4
Other employees	–	2	1	–	1
	5	5	5	5	5

The remunerations of the above directors and supervisors are set out in note 13. The remunerations of the remaining individuals were as follows:

	Year ended 31st December			Seven months ended 31st July	
	2004	2005	2006	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* *(Unaudited)*	*RMB'000*
Salaries and other benefits	–	147	125	–	74
Retirement benefits scheme contributions	–	6	5	–	3
Performance related incentive payments	–	184	213	–	–
	–	337	343	–	77

15. DIVIDENDS

	Year ended 31st December			Seven months ended 31st July	
	2004	2005	2006	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* *(Unaudited)*	*RMB'000*
Dividends	12,328	115,079	115,675	50,000	–

The rate of dividend and the number of shares ranking for dividends were not presented as such information was not meaningful having regard to the purpose of this report.

16 INVESTMENT PROPERTIES

	URBAN DEVELOPMENT GROUP AND URBAN DEVELOPMENT			
	As at 31st December			As at 31st July
	2004	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
FAIR VALUE				
At beginning of the year/period	78,030	263,810	270,100	297,700
Transferred from buildings at fair value	143,100	–	12,700	–
Net increase in fair value recognised in equity	42,680	–	–	–
Net increase in fair value recognised in the income statement	–	6,290	14,900	42,190
At end of the year/period	263,810	270,100	297,700	339,890

All of the above property interests held under operating leases to earn rentals or for capital appreciation purposes are measured using the fair value model and are classified and accounted for as investment properties.

The Urban Development Group and Urban Development's investment properties are situated in the PRC and are held on land under medium-term land use rights.

The fair value of the Urban Development Group and Urban Development's investment properties at the respective balance sheet dates was arrived at on the basis of a valuation carried out as of that date by Messrs. Debenham Tie Leung Limited, independent firm of qualified professional valuers not connected with the Urban Development Group. Messrs. Debenham Tie Leung Limited are members of the Institute of Valuers, and have appropriate qualifications and experiences in the valuation of similar properties in the relevant locations. The valuation, which conforms to International Valuation Standards, was arrived at by reference to comparable sales transactions as available in the relevant markets.

The property rental income earned by the Urban Development Group from its investment properties, all of which are leased out under operating leases, are set out in note 37.

17. PROPERTY, PLANT AND EQUIPMENT

	Buildings	Furniture, fixtures and equipment	Motor vehicles	Leasehold improvements	Construction in progress	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
URBAN DEVELOPMENT GROUP						
COST						
At 1st January 2004	149,319	174,511	31,648	136,095	2,797	494,370
Additions	–	27,749	5,235	21,117	5,307	59,408
Transferred to investment properties	(31,397)	–	–	–	–	(31,397)
Transfers	470	1,029	–	2,039	(3,538)	–
Disposals	–	(13,911)	(1,323)	–	–	(15,234)
Disposal of subsidiaries	–	(6,537)	–	–	–	(6,537)
At 31st December 2004	118,392	182,841	35,560	159,251	4,566	500,610
Additions	–	32,681	3,871	17,143	6,408	60,103
Transfers	–	615	–	5,856	(6,471)	–
Disposals	(1,028)	(15,097)	(922)	–	–	(17,047)
At 31st December 2005	117,364	201,040	38,509	182,250	4,503	543,666
Acquired on acquisition of subsidiaries	–	861	1,063	3,376	–	5,300
Additions	11,260	32,950	9,221	26,283	7,549	87,263
Transferred to investment properties	(8,914)	–	–	–	–	(8,914)
Transfers	2,840	–	–	1,251	(4,091)	–
Disposals	–	(15,022)	(3,207)	(396)	–	(18,625)
Disposal of subsidiaries	–	(3,192)	–	–	–	(3,192)
At 31st December 2006	122,550	216,637	45,586	212,764	7,961	605,498
Additions	–	22,360	1,193	10,556	3,140	37,249
Transfers	–	1,787	–	8,629	(10,416)	–
Disposals	–	(5,474)	(1,885)	(88)	–	(7,447)
Disposal of subsidiaries	–	(319)	(1,543)	(898)	–	(2,760)
At 31st July 2007	122,550	234,991	43,351	230,963	685	632,540
DEPRECIATION						
At 1st January 2004	15,611	59,565	8,067	94,855	–	178,098
Provided for the year	8,276	25,255	3,754	16,442	–	53,727
Transferred to investment properties	(5,836)	–	–	–	–	(5,836)
Eliminated on disposals	–	(9,862)	(574)	–	–	(10,436)
Disposal of subsidiaries	–	(444)	–	–	–	(444)
At 31st December 2004	18,051	74,514	11,247	111,297	–	215,109
Provided for the year	8,103	25,500	4,723	19,784	–	58,110
Eliminated on disposals	(354)	(8,302)	(688)	–	–	(9,344)
At 31st December 2005	25,800	91,712	15,282	131,081	–	263,875
Provided for the year	8,011	27,297	5,187	16,751	–	57,246
Transferred to investment properties	(2,217)	–	–	–	–	(2,217)
Eliminated on disposals	–	(10,232)	(2,296)	(51)	–	(12,579)
Eliminated on disposal of subsidiaries	–	(197)	–	–	–	(197)

	Buildings	Furniture, fixtures and equipment	Motor vehicles	Leasehold improvements	Construction in progress	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
At 31st December 2006	31,594	108,580	18,173	147,781	-	306,128
Provided for the period	1,590	16,376	2,562	15,583	-	36,111
Eliminated on disposals	-	(4,512)	(1,425)	(40)	-	(5,977)
Eliminated on disposal of subsidiaries	-	(78)	(326)	(749)	-	(1,153)
At 31st July 2007	33,184	120,366	18,984	162,575	-	335,109
CARRYING VALUES						
At 31st December 2004	100,341	108,327	24,313	47,954	4,566	285,501
At 31st December 2005	91,564	109,328	23,227	51,169	4,503	279,791
At 31st December 2006	90,956	108,057	27,413	64,983	7,961	299,370
At 31st July 2007	89,366	114,625	24,367	68,388	685	297,431

	Buildings *RMB'000*	Furniture, fixtures and equipment *RMB'000*	Motor vehicles *RMB'000*	Total *RMB'000*
URBAN DEVELOPMENT				
COST				
At 1st January 2004	116,336	4,507	6,048	126,891
Additions	–	263	550	813
Transferred to investment properties	(31,397)	–	–	(31,397)
Disposals	–	(515)	(148)	(663)
At 31st December 2004	84,939	4,255	6,450	95,644
Additions	–	221	294	515
Disposals	–	(1,299)	(726)	(2,025)
At 31st December 2005	84,939	3,177	6,018	94,134
Additions	–	328	2,464	2,792
Transferred to investment properties	(8,914)	–	–	(8,914)
Disposals	–	–	(511)	(511)
At 31st December 2006	76,025	3,505	7,971	87,501
Additions	–	512	–	512
Disposals	–	(257)	–	(257)
At 31st July 2007	76,025	3,760	7,971	87,756
DEPRECIATION				
At 1st January 2004	8,728	2,534	3,120	14,382
Provided for the year	2,240	600	504	3,344
Transferred to investment properties	(5,836)	–	–	(5,836)
Eliminated on disposals	–	(476)	(141)	(617)
At 31st December 2004	5,132	2,658	3,483	11,273
Provided for the year	2,070	526	523	3,119
Eliminated on disposals	–	(1,207)	(650)	(1,857)
At 31st December 2005	7,202	1,977	3,356	12,535
Provided for the year	1,776	482	532	2,790
Transferred to investment properties	(2,217)	–	–	(2,217)
Eliminated on disposals	–	–	(486)	(486)
At 31st December 2006	6,761	2,459	3,402	12,622
Provided for the period	1,036	269	436	1,741
Eliminated on disposals	–	(232)	–	(232)
At 31st July 2007	7,797	2,496	3,838	14,131
CARRYING VALUES				
At 31st December 2004	79,807	1,597	2,967	84,371
At 31st December 2005	77,737	1,200	2,662	81,599
At 31st December 2006	69,264	1,046	4,569	74,879
At 31st July 2007	68,228	1,264	4,133	73,625

Depreciation is provided to write off the cost of items of property, plant and equipment, other than construction in progress, over their estimated useful lives and after taking into account of their estimated residual values, using the straight line method, at the following rates per annum:

Buildings	the shorter of 5% or over the period of the lease terms
Furniture, fixtures and equipment	10% – 20%
Motor vehicles	10% – 20%
Leasehold improvements	20%

All the Urban Development Group and Urban Development's buildings are situated in the PRC and are erected on land under medium-term land use rights.

18. PREPAID LEASE PAYMENTS

The Urban Development Group's prepaid lease payments represent leasehold interest on land situated in the PRC held under medium-term land use rights and are analysed for reporting purpose as follows:

	URBAN DEVELOPMENT GROUP			
	As at 31st December			As at 31st July
	2004	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Non-current asset	4,643	4,508	4,373	4,294
Current asset	135	135	135	135
	4,778	4,643	4,508	4,429

19. INVESTMENTS IN SUBSIDIARIES

	URBAN DEVELOPMENT GROUP			
	As at 31st December			As at 31st July
	2004	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Unlisted investments, at cost	1,120,296	1,099,757	2,102,253	2,185,990

Details of Urban Development's subsidiaries are set out in note 45.

20. INTERESTS/INVESTMENTS IN ASSOCIATES

	URBAN DEVELOPMENT GROUP				URBAN DEVELOPMENT			
	As at 31st December			As at 31st July	As at 31st December			As at 31st July
	2004	2005	2006	2007	2004	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Unlisted investments, at cost	176,579	441,769	106,579	67,923	159,739	424,929	89,739	51,083
Share of post-acquisition profits and reserves, net of dividends received	17,704	15,878	20,310	13,557	–	–	–	–
	194,283	457,647	126,889	81,480	159,739	424,929	89,739	51,083

Details of the associates which were established and operated in the PRC, at the respective balance sheet dates were as follows:

Name of associate	Issued and fully paid registered capital	Proportion of interest held by the Urban Development Group				Proportion of interest held by Urban Development				Principal activity
		As at 31st December			As at 31st July	As at 31st December			As at 31st July	
		2004	2005	2006	2007	2004	2005	2006	2007	
	RMB									
上海城開派特貴金屬有限公司 (Shanghai Urban Development Pai Te Precious Metals Co., Ltd.) ("Shanghai Pai Te Precious Metals")	10,000,000	45.9%	45.9%	45.9%	45.9%	–	–	–	–	Trading of precious metals
上海香榭麗舍經濟發展有限公司 (Shanghai Champs Elysees Economy Development Co., Ltd.)	5,000,000	49%	49%	49%	49%	–	–	–	–	Property rental
上海城開房地產經紀有限公司 (Shanghai Urban Development Real Estate Agency Co., Ltd.)	20,000,000	49%	49%	49%	49%	49%	49%	49%	49%	Provision of property agency services
Shanghai Huanyu	830,528,640	–	30%	–	–	–	30%	–	–	Property development and sales
上海金達擔保租賃有限公司 (Shanghai Jin Da Guarantee Leasing Co., Ltd.)	200,000,000	20%	20%	–	–	20%	20%	–	–	Provision of mortgaging services
上海興威房地產發展有限公司 (Shanghai Xing Wei Real Estate Development Co., Ltd.)	46,014,400	45%	45%	45%	45%	45%	45%	45%	45%	Property development and sales
徐匯房地產股份有限公司 (Xuhui Real Estate Joint Stock Co., Ltd.)	40,000,000	46%	46%	46%	–	46%	46%	46%	–	Property development and sales
上海深城環保設備工程有限公司 (Shanghai Shen Cheng Environmental Protection Equipment Engineering Co., Ltd.)	2,000,000	35%	35%	35%	35%	–	–	–	–	Trading of fixtures and furniture
上海城開錦仕龍房地產經營有限公司 (Shanghai Urban Development Jin Shi Long Real Estate Co., Ltd.)	20,000,000	45%	45%	45%	45%	–	–	–	–	Provision of property management services
河南鄭州天明地產控股有限公司 (Henan Zhengzhou Tian Ming Real Estate Holdings Co., Ltd.)	10,000,000	30%	30%	–	–	30%	30%	–	–	Property development and sales

A summary of the combined financial information in respect of the Urban Development Group's associates is set out below:

	URBAN DEVELOPMENT GROUP			
	As at 31st December			As at 31st July
	2004	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Total assets	664,566	1,678,348	364,988	218,438
Total liabilities	(95,267)	(228,464)	(88,734)	(40,993)
Net assets	569,299	1,449,884	276,254	177,445
Urban Development Group's share of net assets of associates	194,283	457,647	126,889	81,480
Turnover	367,279	271,391	303,779	150,244
Profit for the year/period	9,758	10,248	12,380	10,764
Urban Development Group's share of results of associates for the year/period	10,648	3,635	5,537	4,900

21. AVAILABLE-FOR-SALE INVESTMENTS/INVESTMENT SECURITIES

	URBAN DEVELOPMENT GROUP				URBAN DEVELOPMENT			
	As at 31st December			As at 31st July	As at 31st December			As at 31st July
	2004	2005	2006	2007	2004	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Unlisted equity securities, at cost less impairment:								
Available-for-sale investments	–	6,108	4,073	46,382	–	5,458	3,173	45,582
Investment securities	9,646	–	–	–	8,996	–	–	–

Upon the application of HKAS 39 on 1st January 2005, investment securities which were previously carried at cost less impairment were reclassified to available-for-sale investments.

At the respective balance sheet dates, the unlisted equity investments are measured at cost less impairment because the range of reasonable fair value estimates is so significant that the directors of Urban Development are of the opinion that their fair values cannot be measured reliably.

Included in available-for-sale investments at 31st July 2007 is 19.9% equity interest in Shanghai Jiujiu Plaza of RMB43,925,000. Details are set out in note 34.

During year ended 31st December 2005 and 31st December 2006 and the seven months ended 31st July 2007 and 31st July 2006, available-for-sale investments with carrying amount of RMB6,037,000, RMB2,285,000, RMB1,616,000 and RMB2,000,000 were disposed of with a gain on disposal of RMB1,440,000, RMB1,094,000, RMB3,551,000 and nil respectively.

22. LOAN RECEIVABLES

	URBAN DEVELOPMENT GROUP				URBAN DEVELOPMENT			
	As at 31st December			As at 31st July	As at 31st December			As at 31st July
	2004	2005	2006	2007	2004	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Fixed-rate loan receivables	–	–	74,400	31,860	–	–	54,400	10,513
The loan receivables are repayable as follows:								
Within one year	–	–	64,400	31,860	–	–	54,400	10,513
More than one year but not exceeding two years	–	–	10,000	–	–	–	–	–
	–	–	74,400	31,860	–	–	54,400	10,513
Less: Amount due within one year shown under current assets	–	–	(64,400)	(31,860)	–	–	(54,400)	(10,513)
Amount due after one year	–	–	10,000	–	–	–	–	–

The amounts represent loans advance to third parties and are unsecured and carry interest from 8.8% to 11.54% per annum.

23. DEPOSITS PAID FOR ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT

The deposits were paid by the Urban Development Group in connection with the acquisition of property, plant and equipment for new shops. The related capital commitments are set out in note 38.

24. RESTRICTED BANK DEPOSITS AND BANK BALANCES AND CASH

The restricted bank deposits represent deposits under restriction for use by the Urban Development Group as a result of a commercial court case of a minority shareholder of a subsidiary during the Relevant Periods and the bank deposits were frozen accordingly. The restricted bank deposits and bank deposits with maturity less than three months carry fixed rates ranging from 3% to 5% for the Relevant Periods.

Bank balances and cash comprises bank balances and cash and short-term deposits that are interest-bearing at market interest rates. All bank deposits are with maturity of three months or less. The bank deposits carries interest at the range from 3% to 5% per annum during the Relevant Periods.

25. DEFERRED TAXATION

The following are the major deferred tax liabilities (assets) recognised and movements thereon during the Relevant Periods:

	URBAN DEVELOPMENT GROUP				URBAN DEVELOPMENT		
	Revaluation of properties	Tax losses	Other deferred tax assets	Total	Revaluation of properties	Other deferred tax assets	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
At 1st January 2004	227,595	(335)	(30,235)	197,025	15,073	(10,357)	4,716
(Credit) charge to income statement for the year *(note 11)*	–	(291)	(3,393)	(3,684)	–	507	507
Charge to equity for the year	52,870	–	–	52,870	52,870	–	52,870
At 31st December 2004	280,465	(626)	(33,628)	246,211	67,943	(9,850)	58,093
Charge (credit) to income statement for the year *(note 11)*	2,076	(2,382)	(10,648)	(10,954)	2,076	347	2,423
At 31st December 2005	282,541	(3,008)	(44,276)	235,257	70,019	(9,503)	60,516
Charge (credit) to income statement for the year *(note 11)*	4,917	(8,787)	13,536	9,666	4,917	(2,290)	2,627
Charge to equity for the year	1,981	–	–	1,981	1,981	–	1,981
Arising on acquisition of assets/liabilities *(note 35)*	–	–	(9,773)	(9,773)	–	–	–
At 31st December 2006	289,439	(11,795)	(40,513)	237,131	76,917	(11,793)	65,124
Effect of change in tax rate:							
– (credit) charge to income statement for the period	(63,482)	2,391	12,349	(48,742)	(11,002)	1,366	(9,636)
– credit to equity for the period	(9,884)	–	–	(9,884)	(9,884)	–	(9,884)
Charge (credit) to income statement for the year *(note 11)*	10,548	(10,277)	735	1,006	10,548	4,850	15,398
Disposal of subsidiaries *(note 34)*	–	–	1,885	1,885	–	–	–
At 31st July 2007	226,621	(19,681)	(25,544)	181,396	66,579	(5,577)	61,002

For the purpose of balance sheet presentation, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred taxation balances for financial reporting purposes:

	URBAN DEVELOPMENT GROUP				URBAN DEVELOPMENT			
	As at 31st December			As at 31st July	As at 31st December			As at 31st July
	2004	2005	2006	2007	2004	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Deferred tax assets	(35,649)	(49,356)	(32,963)	(49,694)	(9,111)	(9,441)	(11,950)	(6,090)
Deferred tax liabilities	281,860	284,613	270,094	231,090	67,204	69,957	77,074	67,092
	246,211	235,257	237,131	181,396	58,093	60,516	65,124	61,002

At 31st December 2004, 31st December 2005, 31st December 2006 and 31st July 2007, the Urban Development Group had unused tax losses of approximately RMB22,542,000, RMB50,448,000, RMB91,942,000 and RMB204,656,000 respectively, available for offset against future assessable profits. At 31st December 2004, 31st December 2005, 31st December 2006 and 31st July 2007, a deferred tax asset amounting to approximately RMB1,897,000, RMB9,115,000, RMB35,742,000 and RMB78,724,000 respectively in respect of tax losses was recognised. At 31st December 2004, 31st December 2005, 31st December 2006 and 31st July 2007, no deferred tax asset has been recognised in respect of the remaining tax losses of RMB20,645,000, RMB41,333,000, RMB56,200,000 and RMB125,932,000 respectively due to the unpredictability of future profit streams. The maximum benefit from unutilised tax losses can be carried forward up to five years from the year in which the loss was originated to offset future taxable profits.

26. INVENTORIES

	URBAN DEVELOPMENT GROUP				URBAN DEVELOPMENT			
	As at 31st December			As at 31st July	As at 31st December			As at 31st July
	2004	2005	2006	2007	2004	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Properties under development held for resale	3,962,637	3,677,531	5,103,772	5,227,689	929,693	267,584	269,981	333,454
Properties held for resale	147,244	699,450	119,829	137,768	147,244	699,450	119,829	137,768
Finished goods	256,949	296,510	299,026	305,331	–	–	–	–
	4,366,830	4,673,491	5,522,627	5,670,788	1,076,937	967,034	389,810	471,222

27. TRADE AND OTHER RECEIVABLES

The Urban Development Group generally allows an average credit period of 60 to 180 days to its trade customers. Included in the Urban Development Group's trade receivable balance are debtors with a carrying amount of RMB1,386,000 (31st December 2004: RMB5,165,000, 31st December 2005: RMB6,363,000 and 31st December 2006: RMB1,598,000) which are past due at the reporting date for the Urban Development Group and allowances for doubtful debts has not provided, there has not been a significant change in credit quality and the Urban Development Group believe that the amounts are still considered recoverable. In determining the recoverability of a trade receivable, the Urban Development Group considers any change in credit quality of the trade receivable from the date credit was initially granted up to the reporting date. In view of the good settlement repayment history from those debtors of the Urban Development Group, the directors consider that there is no further provision required in excess of the impairment loss recognised for the Relevant Periods.

The aged analysis of trade receivables of the Urban Development Group at the respective balance sheet dates is as follows:

	URBAN DEVELOPMENT GROUP				URBAN DEVELOPMENT			
	As at 31st December			As at 31st July	As at 31st December			As at 31st July
	2004	2005	2006	2007	2004	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Trade receivables:								
Within 60 days	79	242	–	4,023	–	–	–	–
Within 61 – 180 days	16,821	8,852	987	–	–	–	–	–
Within 181 – 365 days	202	26	–	–	–	–	–	–
Over 365 days	4,963	6,337	1,598	1,386	–	–	–	–
	22,065	15,457	2,585	5,409	–	–	–	–
Other receivables:								
Deposits for land acquisition	20,085	21,040	30,000	–	5,040	21,040	–	–
Deposits for purchase of properties held for resale	66,942	1,601	520	–	–	–	–	–
Advance to a former shareholder of a subsidiary	270,630	270,630	270,630	270,630	–	–	–	–
Rental prepayment	10,317	9,476	16,862	17,583	–	–	–	–
Others	130,057	37,885	76,405	143,329	61,436	6,631	37,401	30,682
	498,031	340,632	394,417	431,542	66,476	27,671	37,401	30,682
	520,096	356,089	397,002	436,951	66,476	27,671	37,401	30,682

28. INVESTMENTS HELD-FOR-TRADING/OTHER INVESTMENTS

	URBAN DEVELOPMENT GROUP				URBAN DEVELOPMENT			
	As at 31st December			As at 31st July	As at 31st December			As at 31st July
	2004	2005	2006	2007	2004	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Equity securities listed outside Hong Kong, at fair value:								
Investments held-for-trading	–	847	7,261	38,424	–	782	733	2,298
Other investments	9,326	–	–	–	9,239	–	–	–

29. TRADE AND OTHER PAYABLES

The aged analysis of trade payables at the respective balance sheet dates is as follows:

	URBAN DEVELOPMENT GROUP				URBAN DEVELOPMENT			
	As at 31st December			As at 31st July	As at 31st December			As at 31st July
	2004	2005	2006	2007	2004	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Trade payables:								
Within 60 days	537,132	361,502	339,907	559,298	132,009	53,734	9,829	46,882
Within 61 – 180 days	12,016	26,778	84,597	2,207	–	142	–	–
Within 181 – 365 days	2,204	2,342	2,618	7,733	–	412	–	750
Over 365 days	64,790	155,526	133,204	36,011	52,427	106,173	88,134	477
	616,142	546,148	560,326	605,249	184,436	160,461	97,963	48,109
Other payables:								
Customers deposits from sales of properties	734,345	1,247,077	297,580	1,133,381	661,264	1,161,211	3,047	28,411
Consideration payable	731,295	731,295	731,295	597,958	731,295	731,295	731,295	597,958
Other tax payable	419,397	431,859	451,091	571,617	98,945	62,957	249,086	207,510
Receipts in advance from building possession	21,600	119,561	–	–	–	–	–	–
Others	372,887	267,400	148,028	211,512	273,528	160,539	44,061	69,345
	2,279,524	2,797,192	1,627,994	2,514,468	1,765,032	2,116,002	1,027,489	903,224
	2,895,666	3,343,340	2,188,320	3,119,717	1,949,468	2,276,463	1,125,452	951,333

30. FINANCIAL GUARANTEE CONTRACTS

	URBAN DEVELOPMENT GROUP AND URBAN DEVELOPMENT			
	As at 31st December			As at 31st July
	2004	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Financial guarantee contracts issued to:				
Entities controlled by Xuhui SAAC				
– 上海徐家滙商城(集團)有限公司 (Shanghai Xujiahui Commercial City (Group) Co., Ltd.) ("Shanghai Xujiahui Commercial City")	–	2	17	–
– 上海徐滙國有資產投資經營有限公司 (Shanghai Xuhui State-owned Assets Management Co., Ltd.) ("Shanghai Xuhui State-owned Assets Management")	–	2,994	1,827	2,886
Associate				
– Shanghai Pai Te Precious Metals	–	169	–	–
	–	3,165	1,844	2,886

31. BANK LOANS

	URBAN DEVELOPMENT GROUP				URBAN DEVELOPMENT			
	As at 31st December			As at 31st July	As at 31st December			As at 31st July
	2004	2005	2006	2007	2004	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Analysed as:								
Secured	455,000	1,480,000	1,840,000	2,070,000	305,000	50,000	260,000	270,000
Unsecured	908,000	797,000	692,500	740,000	413,000	503,000	392,500	530,000
	1,363,000	2,277,000	2,532,500	2,810,000	718,000	553,000	652,500	800,000
The bank loans are repayable as follows:								
Within one year	1,313,000	807,000	1,845,000	1,930,000	668,000	423,000	545,000	630,000
More than one year, but not exceeding two years	50,000	1,270,000	307,500	660,000	50,000	130,000	107,500	170,000
More than two years, but not exceeding three years	-	200,000	380,000	220,000	-	-	-	-
	1,363,000	2,277,000	2,532,500	2,810,000	718,000	553,000	652,500	800,000
Less: Amount due within one year shown under current liabilities	(1,313,000)	(807,000)	(1,845,000)	(1,930,000)	(668,000)	(423,000)	(545,000)	(630,000)
Amount due after one year	50,000	1,470,000	687,500	880,000	50,000	130,000	107,500	170,000

All of the above bank loans are denominated in Renminbi and are at fixed interest rates in the range as follows:

	URBAN DEVELOPMENT GROUP AND URBAN DEVELOPMENT			
	Year ended 31st December			Seven months ended 31st July
	2004	2005	2006	2007
Interest rate	5.28% to 9.00%	5.22% to 6.34%	5.09% to 6.93%	5.03% to 7.22%

32. PAID-IN CAPITAL

	RMB'000
Registered and paid-in capital	
At 1st January 2004, 31st December 2004, 31st December 2005 and 31st December 2006	180,800
Injection of capital by the Company in June 2007	120,530
At 31st July 2007	301,330

Pursuant to the capital contribution agreement dated 27th June 2007 entered into between the Company and Urban Development, the Company made a capital contribution of RMB2,130,660,600 to Urban Development, of which RMB120,530,000 was contributed to the registered capital and the remaining RMB2,010,130,600 was contributed to capital reserve.

33. RESERVES

	Capital reserve RMB'000	Properties revaluation reserve RMB'000	Statutory reserve RMB'000	Accumulated profits RMB'000	Total RMB'000
URBAN DEVELOPMENT					
At 1st January 2004	(221,143)	17,947	49,554	580,794	427,152
Changes in fair value of leasehold properties	–	117,539	–	–	117,539
Deferred tax liability arising on revaluation	–	(38,785)	–	–	(38,785)
Surplus arising on revaluation of investment properties	–	42,680	–	–	42,680
Deferred tax liability arising on revaluation	–	(14,085)	–	–	(14,085)
Net income recognised directly in equity	–	107,349	–	–	107,349
Profit for the year	–	–	–	220,623	220,623
Total recognised income and expense for the year	–	107,349	–	220,623	327,972
Distributions to Xuhui SAAC	(442,209)	–	–	–	(442,209)
Transfers	–	–	14,259	(14,259)	–
Dividends paid	–	–	–	(12,328)	(12,328)
At 31st December 2004	(663,352)	125,296	63,813	774,830	300,587
Effect of changes in accounting policies	(323)	(46,542)	–	46,542	(323)
At 1st January 2005	(663,675)	78,754	63,813	821,372	300,264
Profit for the year	–	–	–	56,139	56,139
Deemed capital contribution on transfer of interests in an associate from Xuhui SAAC	244,280	–	–	–	244,280
Distributions to Xuhui SAAC	(199,170)	–	–	–	(199,170)
Transfers	–	–	26,638	(26,638)	–
Dividends paid	–	–	–	(115,079)	(115,079)
At 31st December 2005	(618,565)	78,754	90,451	735,794	286,434
Changes in fair value of leasehold properties	–	6,003	–	–	6,003
Deferred tax liability arising on revaluation	–	(1,981)	–	–	(1,981)

	Capital reserve RMB'000	Properties revaluation reserve RMB'000	Statutory reserve RMB'000	Accumulated profits RMB'000	Total RMB'000
Net income recognised directly in equity	–	4,022	–	–	4,022
Profit for the year	–	–	–	254,693	254,693
Total recognised income and expense for the year	–	4,022	–	254,693	258,715
Deemed capital contribution on transfer of assets/liabilities from Xuhui SAAC	243,768	–	–	–	243,768
Distributions to Xuhui SAAC	(126,246)	–	–	–	(126,246)
Transfers	–	–	19,371	(19,371)	–
Dividends paid	–	–	–	(115,675)	(115,675)
At 31st December 2006	(501,043)	82,776	109,822	855,441	546,996
Loss for the period	–	–	–	(92,035)	(92,035)
Effect of change in tax rate	–	9,884	–	–	9,884
Injection of capital	2,010,131	–	–	–	2,010,131
Distributions to Xuhui SAAC	(11,712)	–	–	–	(11,712)
At 31st July 2007	1,497,376	92,660	109,822	763,406	2,463,264

34. DISPOSAL OF SUBSIDIARIES

In February 2004, the Urban Development Group disposed of its entire equity interest of 51% in 上海城開房地產經紀有限公司 (Shanghai Urban Development Real Estate Agency Co., Ltd.) ("Shanghai Real Estate Agency") for a consideration of RMB50,000,000.

In December 2005, the Urban Development Group disposed of its entire equity interest of 55% in 上海城開國際貿易有限公司 (Shanghai Urban Development International Trade Co., Ltd.) ("Shanghai International Trade") for a consideration of RMB1,821,000.

In January 2006, the Urban Development Group disposed of its entire equity interest of 51% in 上海凱文克蘭化妝品有限公司 (Shanghai Kai Wen Ke Lan Cosmetic Co., Ltd.) ("Shanghai Cosmetic") for a consideration of RMB2,550,000.

In addition in May 2006, 蘇州家得利超市有限公司 (Suzhou Jiadeli Supermarket Co., Ltd.) ("Suzhou Jiadeli"), a 82.2% owned subsidiary of Urban Development, was dissolved during that year.

In March 2007, the Urban Development Group's equity interest in 上海九久廣場投資開發有限公司 (Shanghai Jiujiu Plaza Investment Development Co., Ltd.) ("Shanghai Jiujiu Plaza") was diluted from 60% to 19.9% as a result of capital injection by external investors.

The amounts of assets and liabilities disposed of by the Urban Development Group during the Relevant Periods were as follows:

	Year ended 31st December			Seven months ended 31st July	
	2004	2005	2006	2006	2007
	Shanghai Real Estate Agency	Shanghai International Trade	Shanghai Cosmetic and Suzhou Jiadeli	Shanghai Cosmetic and Suzhou Jiadeli	Shanghai Jiujiu Plaza
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (*unaudited*)	*RMB'000*
Net assets disposed of:					
Property, plant and equipment	6,093	–	2,995	2,995	1,607
Available-for-sale investments	200	–	–	–	–
Deferred tax assets	–	–	–	–	1,885
Inventories	–	–	1,921	1,921	277,679
Trade and other receivables	55,572	3,220	4,291	4,291	26,296
Bank balances and cash	10,755	117	274	274	2,033
Trade and other payables	(13,884)	(26)	(14,486)	(14,486)	(190,368)
Taxation payable	(8,736)	–	–	–	–
Bank loans	(20,000)	–	–	–	(50,000)
	30,000	3,311	(5,005)	(5,005)	69,132
Minority interests	(14,700)	(1,490)	–	–	(27,654)
	15,300	1,821	(5,005)	(5,005)	41,478
Gain on disposal of interests in subsidiaries	34,700	–	7,555	7,555	2,447
	50,000	1,821	2,550	2,550	43,925
Satisfied by:					
Cash consideration received	50,000	1,821	2,550	2,550	–
Transfer to available-for-sale investments	–	–	–	–	43,925
	50,000	1,821	2,550	2,550	43,925
Net cash inflow arising on disposal:					
Cash consideration received	50,000	1,821	2,550	2,550	–
Cash and cash equivalents disposed of	(10,755)	(117)	(274)	(274)	(2,033)
	39,245	1,704	2,276	2,276	(2,033)

The subsidiaries disposed of during the Relevant Periods had no significant impact on the turnover and results of the Urban Development Group for the respective year/period.

35. ACQUISITION OF ASSETS/LIABILITIES AND TRANSFER OF ASSETS/LIABILITIES FROM PARENT

During the year ended 31st December 2006, details of assets/liabilities acquired by the Urban Development Group and equity interest transferred by parent to the Urban Development Group were as follows:

(a) In March 2006, the Urban Development Group acquired properties under development through the purchase of 60% interest in Shanghai Jiujiu Plaza, a company engaged in property development and sales, for a consideration of RMB16,925,000.

(b) In July 2006, Xuhui SAAC has transferred the assets/liabilities to the Urban Development Group through the increased holding in Shanghai Huanyu from 30% to 60%, as a result of contribution of a further 30% equity interest in Shanghai Huanyu for nil consideration by Xuhui SAAC. Shanghai Huanyu, a company engaged in property development and sales, is a sino-foreign equity joint venture company established in the PRC and is previously classified as an associate of the Urban Development Group.

The net assets acquired/transferred in the transactions were as follows:

	Shanghai Jiujiu Plaza *RMB'000*	Shanghai Huanyu *RMB'000*	2006 *RMB'000*
Net assets acquired/transferred:			
Property, plant and equipment	1,705	3,595	5,300
Deferred tax assets	619	9,154	9,773
Inventories	267,793	966,015	1,233,808
Trade and other receivables	5,000	1,600	6,600
Bank balances and cash	1,031	13,749	14,780
Trade and other payables	(197,725)	(2,199)	(199,924)
Taxation payable	–	(62)	(62)
Bank loans	(50,000)	–	(50,000)
Amounts due to minority shareholders	–	(158,379)	(158,379)
	28,423	833,473	861,896
Minority interests	(11,498)	(325,025)	(336,523)
	16,925	508,448	525,373
Satisfied by:			
Cash consideration paid	16,925	–	16,925
Deemed capital contribution on transfer of assets/liabilities from Xuhui SAAC	–	243,768	243,768
Interest in an associate	–	264,680	264,680
	16,925	508,448	525,373
Net cash outflow (inflow) arising on acquisitions:			
Cash consideration paid	16,925	–	16,925
Cash and cash equivalents acquired	(1,031)	(13,749)	(14,780)
	15,894	(13,749)	2,145

36 OPERATING LEASE COMMITMENTS

The Urban Development Group as lessee:

Minimum lease payments paid under operating leases during the Relevant Periods:

	Seven months ended 31st July			Year ended 31st December	
	2004	**2005**	**2006**	**2006**	**2007**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
				(Unaudited)	
Premises	68,247	84,475	104,642	54,923	64,689

At the respective balance sheet dates, the Urban Development Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	As at 31st December			As at 31st July
	2004	**2005**	**2006**	**2007**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Within one year	72,030	89,222	112,404	117,673
In the second to fifth year inclusive	282,287	315,584	400,361	342,550
Over five years	224,126	205,451	113,565	172,422
	578,443	610,257	626,330	632,645

Operating lease payments represent rentals payable by the Urban Development Group for its supermarkets and office premises. Leases are negotiated for lease term of one to ten years.

37. OPERATING LEASE ARRANGEMENTS

The Urban Development Group as lessor:

Property rental income earned during the Relevant Periods:

	Year ended 31st December			Seven months ended 31st July	
	2004	**2005**	**2006**	**2006**	**2007**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
				(Unaudited)	
Property rental income, net of negligible outgoings	15,046	17,106	33,963	13,114	19,973

At the respective balance sheet dates, the Urban Development Group and Urban Development had contracted with tenants for the following future minimum lease payments under non-cancellable operating leases which fall due as follows:

	URBAN DEVELOPMENT GROUP AND URBAN DEVELOPMENT			
	As at 31st December			As at 31st July
	2004	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Within one year	17,332	19,706	15,573	14,471
In the second to fifth year inclusive	47,313	34,371	32,826	26,344
Over five years	20,197	13,433	10,420	10,420
	84,842	67,510	58,819	51,235

Most of the investment properties held have committed tenants for lease term of one to ten years.

38. CAPITAL COMMITMENTS

	As at 31st December			As at 31st July
	2004	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Capital expenditure authorised but not contracted for in respect of:				
– Investment in Shanghai Jiujiu Plaza	–	18,000	–	–
Capital expenditure contracted for but not provided in the Financial Information in respect of:				
– Acquisition of property, plant and equipment	4,172	9,483	–	2,584

39. PLEDGE OF ASSETS

At the respective balance sheet dates, the Urban Development Group and Urban Development had the following assets pledged to banks to secure general banking facilities granted to the Urban Development Group:

	URBAN DEVELOPMENT GROUP				URBAN DEVELOPMENT			
	As at 31st December			As at 31st July	As at 31st December			As at 31st July
	2004	2005	2006	2007	2004	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Buildings	–	–	43,520	42,632	–	–	43,520	42,632
Investment properties	–	225,300	247,000	278,000	–	225,300	247,000	278,000
Properties under development held for resale	985,216	617,016	1,814,322	2,511,345	579,438	359,498	258,162	322,890
Properties held for resale	–	–	–	23,355	–	–	–	23,355
	985,216	842,316	2,104,842	2,855,332	579,438	584,798	548,682	666,877

40. CONTINGENT LIABILITIES

At 31st December 2004, 31st December 2005, 31st December 2006 and 31st July 2007, amounts of nil, RMB3,165,000, RMB1,844,000 and RMB2,886,000 respectively relating to financial guarantee contracts have been recognised by the Urban Development Group.

	URBAN DEVELOPMENT GROUP AND URBAN DEVELOPMENT			
	As at 31st December			As at 31st July
	2004	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Guarantees given to banks in respect of banking facilities extended to:				
Entities controlled by Xuhui SAAC				
– Shanghai Xujiahui Commercial City	120,000	40,000	6,000	–
– Shanghai Xuhui State-owned Assets Management	621,260	750,000	686,000	686,000
Associate				
– Shanghai Pai Te Precious Metals	–	10,000	10,000	5,000
	741,260	800,000	702,000	691,000

41. RETIREMENT BENEFIT SCHEMES

The employees of the Urban Development Group are members of state-managed retirement benefit schemes operated by local government. The Urban Development Group is required to contribute a certain percentage of payroll costs to the retirement benefit schemes to fund the benefits. The only obligation of the Urban Development Group with respect to the retirement benefit schemes is to make the specific contributions.

42. RELATED PARTY DISCLOSURES

(a) Related party transactions

During the Relevant Periods, the Urban Development Group had the following significant transactions with related parties:

Related parties	Nature of transaction	Year ended 31st December			Seven months ended 31st July	
		2004	2005	2006	2006	2007
		RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (*Unaudited*)	*RMB'000*
Associates	Agency fee income	6,334	–	–	–	–
	Interest income	918	918	918	536	536
Entity controlled by Xuhui SAAC	Interest expense	702	6,719	32,594	12,871	18,919

In addition, the Urban Development Group and Urban Development have contributions from, and distributions to Xuhui SAAC. Details are set out in the consolidated statements of changes in equity.

(b) **Related party balances**

At the respective balance sheet dates, the Urban Development Group and Urban Development had the following balances with related parties:

	URBAN DEVELOPMENT GROUP				URBAN DEVELOPMENT			
	As at 31st December			As at 31st July	As at 31st December			As at 31st July
	2004	2005	2006	2007	2004	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Due from:								
Subsidiaries	–	–	–	–	780,344	1,167,373	707,746	579,404
Minority shareholders of subsidiaries *(note)*	100,742	295,305	428,548	1,000,726	6,120	165,120	94,124	618,213
Associates	19,058	18,896	15,300	15,300	–	–	–	–
Due to:								
Xuhui SAAC	–	–	234,600	251,600	–	–	234,600	251,600
Subsidiaries	–	–	–	–	80,844	243,004	220,044	773,833
Minority shareholders of subsidiaries *(note)*	445,981	450,695	202,248	199,221	–	29,600	29,600	29,847
Associates	88,253	96,247	100,054	50,703	88,253	96,247	100,054	50,703
Loans from a related party	36,000	500,000	630,000	637,000	36,000	500,000	630,000	637,000

Note: Amounts represent balances due from/to entities controlled by Xuhui SAAC.

The amounts due from minority shareholders of subsidiaries and associates are unsecured, repayable on demand and interest-free except for an amount due from an associate of RMB15,300,000 at 31st December 2004, 31st December 2005, 31st December 2006 and 31st July 2007 which carried interest at 6% per annum.

The amounts due to minority shareholders of subsidiaries and associates are unsecured, repayable on demand and interest-free.

The loans from a related party represent loans from an entity controlled by Xuhui SAAC. The loans are unsecured, carried interest at the prevailing market rate and repayable on demand except for an amount of RMB500,000,000 at 31st December 2005, 31st December 2006 and 31st July 2007 repayable after one year.

The amounts due from/to subsidiaries are unsecured, interest-free and repayable on demand.

In addition, the Urban Development Group also granted guarantees to the minority shareholders of subsidiaries, which represented the entities controlled by Xuhui SAAC, and associates. Details of these are set out in notes 30 and 40.

(c) Compensation of key management personnel

The remuneration of directors and other members of key management for the Relevant Periods were as follows:

	Year ended 31st December			Seven months ended 31st July	
	2004	2005	2006	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (*Unaudited*)	*RMB'000*
Short-term benefits	1,923	1,232	1,996	1,040	452
Post-employment benefits	28	35	35	21	18
	1,951	1,267	2,031	1,061	470

43. MATERIAL TRANSACTIONS AND BALANCES WITH OTHER STATE-CONTROLLED ENTERPRISES

The Urban Development Group operates in an economic environment currently predominated by entities directly or indirectly owned or controlled by the PRC government ("state-controlled entities"). In addition, the Urban Development Group itself is controlled by the PRC government. In the opinion of the directors of Urban Development, apart from the transactions with related parties disclosed in note 42, the Urban Development Group do not conduct any material business with other state-controlled entities.

In addition, the Urban Development Group has entered into various transactions, including deposits placements, borrowings and other general banking facilities, with certain banks and financial institutions which are state-controlled entities in its ordinary course of business. In view of the nature of those banking transactions, the directors are of the opinion that separate disclosure would not be meaningful.

Except as disclosed above, the directors are of the opinion that transactions with other state-controlled entities are not significant to the Urban Development Group's operations.

In view of the nature of the Urban Development Group's supermarket business, the directors are of the opinion that, except as disclosed above, it is impracticable to ascertain the identity of the counterparties and accordingly whether the transactions were with other state-controlled entities.

44. POST BALANCE SHEET EVENT

In October 2007, the Urban Development Group's equity interest in Shanghai Jiadeli was diluted from 82.2% to 45.67% as a result of injection of capital in Shanghai Jiadeli by an external investor. Accordingly, Shanghai Jiadeli became an associate to the Urban Development Group thereafter.

The directors of Urban Development are of the view that it is impractical to disclose the financial information of Shanghai Jiadeli for the dilution of interest by the Urban Development Group at the date of this report since such financial information was not yet available.

45. SUBSIDIARIES

As at the date of this report, Urban Development has the following subsidiaries:

Name of subsidiary	Place and date of establishment/ operation	Issued and fully paid registered capital	Percentage of equity interest attributable to Urban Development		Principal activities
			Direct	Indirect	
Shanghai Residential Settlement	The PRC 18th March 1997	RMB10,000,000	51%	–	Property development and sales
上海城大水處理科技有限公司 (Shanghai Cheng Da Water Treatment Technology Co., Ltd.)	The PRC 5th August 2002	RMB1,000,000	–	40.5% *(note)*	Provision of water sewage
上海萬頃物業發展有限公司 (Shanghai Wan Qing Properties Development Co., Ltd.)	The PRC 30th August 1997	RMB2,000,000	–	54%	Property processing service management
Shanghai Shen Da Properties	The PRC 10th December 1992	RMB5,000,000	60%	–	Property development and sales
Shanghai International Commercial City	The PRC 18th September 1992	RMB100,000,000	60%	–	Property development and sales
上海襄陽服飾禮品市場經營管理有限公司 (Shanghai Xiangyang Costume and Gift Market Management Co., Ltd.)	The PRC 3rd August 2006	RMB1,000,000	–	57%	Inactive
Shanghai Wan Yuan	The PRC 17th May 1999	RMB300,000,000	90%	–	Property development and sales
Shanghai Shilong	The PRC 2nd August 1993	RMB20,000,000	100%	–	Property development and sales
Hunan Depu	The PRC 9th March 2004	RMB20,000,000	55%	–	Property development and sales
Changsha Chengpu	The PRC 19th August 2004	RMB102,110,000	–	54.9%	Property development and sales
Shanghai Sen Xin	The PRC 14th April 2004	RMB30,000,000	54%	–	Securities trading
Kunshan Urban Development	The PRC 5th July 2004	RMB100,000,000	90%	–	Property development and sales
上海麥其房產發展有限公司 (Shanghai Maiqi Real Estate Development Co., Ltd.)	The PRC 15th October 2002	USD15,000,000	100%	–	Property development and sales

Name of subsidiary	Place and date of establishment/ operation	Issued and fully paid registered capital	Percentage of equity interest attributable to Urban Development Direct	Indirect	Principal activities
上海達滙房產公司 (Shanghai Da Hui Real Estate Co.)	The PRC 30th March 1991	USD11,600,000	51%	–	Property development and sales
Shanghai Assets and Equity Agency	The PRC 16th May 2001	RMB1,000,000	80%	–	Property development and sales
Shanghai Foreign Trade	The PRC 3rd January 2001	RMB5,000,000	100%	–	Agency of import and export goods
Shanghai Hefei	The PRC 1st March 2006	RMB100,000,000	100%	–	Property development and sales
上海紙盒十六廠 (Shanghai Carton 16th Factory)	The PRC 20th July 1981	RMB825,686	100%	–	Manufacturing of paper products
上海城開材料技術發展有限公司 (Shanghai Urban Development Materials Technology Development Co., Ltd.)	The PRC 31st July 2002	RMB12,300,000	51%	–	Property development and sales
海口萬事達實業有限公司 (Haikou Master Industrial Co., Ltd.)	The PRC 4th October 1992	RMB1,000,000	100%	–	Inactive
Shanghai Huanyu	The PRC 17th May 1996	RMB803,528,640	60%	–	Property development and sales

Note: Shanghai Cheng Da Water Treatment is 50% held by Shanghai Residential Settlement, a 51% owned subsidiary of Urban Development and 25% held by Shanghai Shen Da Properties, a 60% owned subsidiary of Urban Development. As Urban Development controls the composition of the board of directors of Shanghai Cheng Da Water Treatment, it is therefore accounted for as a subsidiary of Urban Development.

In addition to the above, the subsidiaries, which were the subsidiaries comprising the Urban Development Group at 31st July 2007, were disposed of subsequent to 31st July 2007 and their information are summarised as follows:

Name of subsidiary	Place and date of establishment/ operation	Issued and fully paid registered capital	Percentage of equity interest attributable to Urban Development		Principal activities
			Direct	Indirect	
Shanghai Jiadeli	The PRC 24th March 1988	RMB50,000,000	82.2%	–	Supermarket business
上海家得利超市啓東有限公司 (Shanghai Jiadeli Supermarket Qi Dong Co., Ltd.)	The PRC 6th November 2003	RMB500,000	–	73.98%	Supermarket business
上海家得利龍鎮超市有限公司 (Shanghai Jiadeli Dragon Town Supermarket Co., Ltd.)	The PRC 13th April 2004	RMB500,000	–	73.98%	Supermarket business
上海家得利河南北超市有限公司 (Shanghai Jiadeli Northern Hebei Supermarket Co., Ltd.)	The PRC 21st July 2004	RMB500,000	–	73.98%	Supermarket business
Shanghai Jiadeli Goods Distribution	The PRC 12th August 2004	RMB10,000,000	–	73.98%	Provision of logistic and management services
上海好家利生鮮食品有限公司 (Shanghai Hao Jia Li Fresh Food Co., Ltd.)	The PRC 17th June 2006	RMB1,000,000	–	65.76%	Supermarket business

B. SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements have been prepared by the Urban Development Group, Urban Development or any of the companies comprising the Urban Development Group in respect of any period subsequent to 31st July 2007.

Yours faithfully,
Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

1. UNAUDITED PRO FORMA INFORMATION OF THE ENLARGED GROUP AFTER COMPLETION

(A) Unaudited Pro Forma Statement of Assets and Liabilities of the Enlarged Group after Completion

The following is a summary of the unaudited pro forma statement of assets and liabilities of the Enlarged Group, assuming that the Proposed Acquisition had been completed as at 30th June, 2007 for the purpose of illustrating how the transaction might have affected the financial position of the Group.

The unaudited pro forma statement of assets and liabilities of the Enlarged Group has been prepared based on the unaudited consolidated balance sheet of the Group as at 30th June, 2007 as extracted from the interim report of the Company for the six months ended 30th June, 2007 and the audited consolidated accounts of Urban Development Group as at 31st July, 2007 as set out in Appendix II to this circular.

The unaudited pro forma statement of assets and liabilities is prepared to provide financial information of the Enlarged Group as a result of the completion of the Proposed Acquisition. As it is prepared for illustrative purpose only, it may not purport to present what the assets and liabilities of the Enlarged Group are on the completion of the Proposed Acquisition.

	The Group as st 30th June, 2007 *HK$'000* *(Note 1(a))* *Unaudited*	**Urban Development Group as at 31st July, 2007** *HK$'000* *(Note 1(b))* *Audited*	*Note*	**Adjustments** *HK$'000*	**Unaudited Proforma** *HK$'000*
Non-Current Assets					
Investment properties	71,010	354,052			425,062
Property, plant and equipment	2,861,775	309,824	2	-3,048	3,168,551
Prepaid lease payments – non-current portion	248,506	4,473			252,979
Toll road operating right	1,742,039	–			1,742,039
Other intangible assets	75,564	–			75,564
Goodwill	428,124	–	3	732,649	1,160,773
Interests in jointly controlled entities	1,177,423	–			1,177,423
Interests in associates	3,678,444	84,875			3,763,319
Available-for-sale investments	366,251	48,315			414,566
Loan receivables – non-current portion	3,322	–			3,322
Deposit paid on acquisition of a jointly controlled entity	225,662	–			225,662

	The Group as st 30th June, 2007 *HK$'000* *(Note 1(a))* *Unaudited*	Urban Development Group as at 31st July, 2007 *HK$'000* *(Note 1(b))* *Audited*	*Note*	Adjustments *HK$'000*	Unaudited Proforma *HK$'000*
Deposits paid on acquisition of property, plant and equipment	833,187	–			833,187
Restricted bank deposits	–	66,297			66,297
Deferred tax assets	23,520	51,765			75,285
	11,734,827	919,601			13,384,029
Current Assets					
Inventories	1,324,386	5,907,071	4	3,568,524	10,799,981
Trade and other receivables	2,797,473	455,157	5	1,058,361	4,310,991
Prepaid lease payments – current portion	7,035	141			7,176
Financial assets at fair value through profit or loss	1,439,957	40,025			1,479,982
Loan receivables – due within one year	–	33,188			33,188
Amounts due from minority shareholders of subsidiaries	–	1,042,423	5	-1,042,423	–
Amounts due from associates	–	15,938	5	-15,938	–
Taxation recoverable	–	33,480			33,480
Pledged bank deposits	132,800	–			132,800
Short-term bank deposits	720,562	–			720,562
Bank balances and cash	6,511,596	3,295,877	6	-1,634,070	8,173,403
	12,933,809	10,823,300			25,691,563
Current Liabilities					
Trade and other payables	1,885,755	3,249,705	7	522,421	5,657,881
Amount due to Xuhui SAAC	–	262,083	7	-262,083	–
Amounts due to minority shareholders of subsidiaries	–	207,522	7	-207,522	–
Amounts due to associates	–	52,816	7	-52,816	–
Financial guarantee obligations	–	3,006			3,006

	The Group as st 30th June, 2007 HK$'000 (Note 1(a)) Unaudited	Urban Development Group as at 31st July, 2007 HK$'000 (Note 1(b)) Audited	Note	Adjustments HK$'000	Unaudited Proforma HK$'000
Taxation payable	135,562	468,884			604,446
Short-term bank and other borrowings	547,105	2,010,417			2,557,522
Loan from a related party	–	143,229			143,229
	2,568,422	6,397,662			8,966,084
Net Current Assets	10,365,387	4,425,638			16,725,479
Total Assets Less Current Liabilities	22,100,214	5,345,239			30,109,508
Capital and Reserves					
Share capital	96,953	313,885	8	-313,885	96,953
Share premium and reserves	18,075,677	2,731,942	9	-2,731,942	18,075,677
Equity attributable to equity holders of the Company	18,172,630	3,045,827			18,172,630
Minority interests	2,229,472	621,193	10	4,288,849	7,139,514
Total Equity	20,402,102	3,667,020			25,312,144
Non-Current Liabilities					
Long-term bank and other borrowings	1,586,824	916,667			2,503,491
Loan from a related party	–	520,833			520,833
Deferred tax liabilities	111,288	240,719	11	1,421,033	1,773,040
	1,698,112	1,678,219			4,797,364
	22,100,214	5,345,239			30,109,508

Note:

1(a) The figures are extracted from the Group's interim report for the six months ended 30th June, 2007 dated 30th August, 2007.

1(b) The figures are extracted from the financial information set out in Appendix II to this circular and translated into HK$ at the exchange rate of RMB0.96 to HK$1.

2. Fair value adjustment extracted from the valuation report as at 30th September, 2007 as set out in Appendix IV to this circular and translated into HK$ at the exchange rate of RMB0.96 to HK$1. The followings show the reconciliation of property, plant and equipment between amount shown in Appendix II and IV.

Reconciliation of Property, Plant and Equipment:

	'000
Per valuation report as at 30th September 2007, as set out in Appendix IV to this circular	RMB86,440
Carrying value of properties	RMB(89,366)
Fair value adjustments	RMB(2,926)
Translate to HK dollar equivalent	HK$(3,048)

3. The adjustment represents goodwill arising from the acquisition of 19% equity interest in Shanghai Urban Development based on the consideration of the acquisition paid over the fair value of the identifiable assets and liabilities of Urban Development Group as at 31st July, 2007 and the fair value of properties was extracted from the valuation report as at 30th September 2007 as set out in Appendix IV to this circular. The effect of acquisition of 40% equity interest in Shanghai Urban Development in July 2007 has not been taken into account as it is not directly attributable to the transaction. The followings show the calculation of goodwill recognised on acquisition.

	As at 31/7/2007 *RMB'000*	**As at 31/7/2007** *HKD'000 equivalent*
Net assets attributable to equity holders of Shanghai Urban Development extracted from accountants' report to this circular	2,923,993	3,045,827
Fair value adjustment on inventories of Urban Development Group	3,425,783	3,568,524
Fair value adjustment on property, plant and equipment of Urban Development Group	(2,926)	(3,048)
Deferred tax liabilities recognised in respect of fair value adjustment of Urban Development Group	(1,364,192)	(1,421,033)
Fair value adjustment on property net of deferred tax shared by minority interests of Urban Development Group	(428,111)	(445,949)
	4,554,547	4,744,321
Minority interests (81% share of fair value of Urban Development Group)	(3,689,184)	(3,842,900)
19% share of fair value of net assets of Urban Development Group attributable to the Company	865,363	901,421
Consideration paid	(1,568,707)	(1,634,070)
Goodwill on acquisition of 19% equity interest of Shanghai Urban Development	703,344	732,649

4. Fair value adjustment extracted from the valuation report as at 30th September 2007 as set out in Appendix IV to this circular and translated into HK$ at the exchange rate of RMB0.96 to HK$1. The followings show the detailed reconciliation of inventories between amount shown in Appendix II and IV.

Reconciliation of inventories:

	'000
Per valuation report as at 30th September 2007 as set out in Appendix IV to this circular	RMB8,791,240
Carrying value of properties under development held for resale	RMB(5,227,689)
Carrying value of properties held for resale	RMB(137,768)
Fair value adjustments	RMB3,425,783
Translate to HK dollar equivalent	HK$3,568,524

5. The adjustment represents the reclassification of amount due from minority shareholders of subsidiaries and associates to trade and other receivables.

6. The adjustment represents cash payment for the consideration paid by the Company to acquire 19% equity interest in Shanghai Urban Development. On 29th October, 2007, the Company entered into an equity transfer contract with Xuhui SAAC at a cash consideration of HK$1,634,070,000 to acquire for 19% equity interest in Shanghai Urban Development.

7. The adjustment represents the reclassification of amount due to Xuhui SAAC, minority shareholders of subsidiaries and associates to trade and other payables.

8. The adjustment represents the elimination of capital of Shanghai Urban Development upon consolidation.

9. The adjustment represents the elimination of share premium and reserves of Shanghai Urban Development upon consolidation.

10. The adjustment represents the share of fair value of the identifiable assets and liabilities of Urban Development Group by the minority shareholders of Urban Development Group.

11. The adjustment represents the related deferred tax on the land appreciation tax and the fair value adjustments of the assets of Urban Development Group.

(B) Accountants' Report on Unaudited Pro Forma Financial Information of the Enlarged Group after Completion

The following is the text of a report, prepared for the purpose of inclusion in this circular, received from the Company's reporting accountants, Deloitte Touche Tohmatsu, Certified Public Accountants, Hong Kong.

Deloitte.
德勤

ACCOUNTANTS' REPORT ON UNAUDITED PRO FORMA FINANCIAL INFORMATION

TO THE DIRECTORS OF SHANGHAI INDUSTRIAL HOLDINGS LIMITED

We report on the unaudited pro forma financial information of Shanghai Industrial Holdings Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") as enlarged upon the completion of the acquisition of 19% equity interest in Shanghai Urban Development (Holdings) Co., Ltd. ("Shanghai Urban Development") (hereinafter collectively referred to as the "Enlarged Group"), which has been prepared by the directors of the Company for illustrative purposes only, to provide information about how the proposed acquisition of 19% equity interest in Shanghai Urban Development might have affected the financial information presented, for inclusion in Appendix III of the circular dated 19th December 2007 (the "Circular"). The basic of preparation of the unaudited pro forma financial information is set out on page 173 to this Circular.

Respective responsibilities of directors of the Company and reporting accountants

It is the responsibility solely of the directors of the Company to prepare the unaudited pro forma financial information in accordance with paragraph 29 of Chapter 4 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with reference to Accounting Guideline 7 "Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars" issued by the Hong Kong Institute of Certified Accountants.

It is our responsibility to form an opinion, as required by paragraph 29(7) of Chapter 4 of the Listing Rules, on the unaudited pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 300 "Accountants' Reports on Pro Forma Financial Information in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants. Our work consisted primarily of comparing the unadjusted financial information with source documents, considering the evidence supporting the adjustments and discussing the unaudited pro forma financial information with the directors of the Company. This engagement did not involve independent examination of any of the underlying financial information.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the unaudited pro forma financial information has been properly compiled by the directors of the Company on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purpose of the unaudited pro forma financial information as disclosed pursuant to paragraph 29(1) of Chapter 4 of the Listing Rules.

The unaudited pro forma financial information is for illustrative purpose only, based on the judgements and assumptions of the directors of the Company, and, because of its hypothetical nature, does not provide any assurance or indication that any event will take place in future and may not be indicative of the financial position of the Enlarged Group as at 30th June, 2007 or any future date.

Opinion

In our opinion:

a) the unaudited pro forma financial information has been properly compiled by the directors of the Company on the basis stated;

b) such basis is consistent with the accounting policies of the Group; and

c) the adjustments are appropriate for the purposes of the unaudited pro forma financial information as disclosed pursuant to paragraph 29(1) of Chapter 4 of the Listing Rules.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
19th December, 2007

3. INDEBTEDNESS

Borrowings

As at the close of business on 31st October 2007, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Enlarged Group had the following outstanding borrowings:

	HK$'000
Bank loans	
– secured	2,045,635
– unsecured *(note)*	2,564,997
	4,610,632
Other loans	
– secured	17,552
– unsecured	16,330
	33,882
	4,644,514

Note: Included in unsecured bank loans is approximately HK$26,042,000 which is guaranteed by a minority shareholder of a subsidiary and is secured by the land and buildings of this minority shareholder.

	HK$'000
Others	
– consideration payable to a former shareholder of a subsidiary	622,873
– amount due to Xuhui SAAC	427,062
– amounts due to minority shareholders of subsidiaries	11,454
– amounts due to associates	59,885

The maturity of the bank loans and other loans are as follows:

	HK$'000
Within one year	2,399,222
More than one year	2,245,292
	4,644,514

Pledge of assets

As at 31st October 2007, the following assets were pledged by the Enlarged Group to banks in order to secure general banking facilities granted by these banks to the Enlarged Group:

a. plant and machinery with a carrying value of approximately HK$26,617,000;

b. leasehold land and buildings with a carrying value of approximately HK$350,679,000;

c. motor vehicles with a carrying value of approximately HK$109,000;

d. bank deposits of approximately HK$7,800,000;

e. investment properties with a carrying value of approximately HK$325,250,000;

f. properties under development held for resale with a carrying value of approximately HK$1,397,383,000; and

g. properties held for resale with a carrying value of approximately HK$24,328,000.

Contingent liabilities

As at 31st October 2007, the Enlarged Group had given guarantees to banks in respect of banking facilities utilised by:

	HK$'000
– associates	184,917
– a jointly controlled entity	145,833
– an entity controlled by Xuhui SAAC	714,583
	1,045,333

Disclaimer

Save as aforesaid and apart from intra-group liabilities, and normal trade and other payables, at the close of business on 31st October 2007, the Enlarged Group did not have any loan capital issued and outstanding or agreed to be issued, bank overdrafts, term loans, debt securities or other similar indebtedness, liabilities under acceptance (other than normal trade bills and payables) or acceptance credits, debentures, mortgages, charges, hire purchase or other finance lease commitments, guarantees or other material contingent liabilities.

4. WORKING CAPITAL

The Directors are of the opinion that, taking into account its internal resources and the present available banking facilities, the Enlarged Group will, immediately following the completion of the Proposed Acquisition, have sufficient working capital for its present requirements for the next twelve months from the date of this circular.

DTZ 戴德梁行

10th Floor
Jardine House
1 Connaught Place
Central
Hong Kong

19th December 2007

The Directors
Shanghai Industrial Holdings Limited
26th Floor, Harcourt House
39 Gloucester Road
Wanchai
Hong Kong

Dear Sirs,

Instructions, Purpose & Date of Valuation

In accordance with your instructions for us to value the properties of Shanghai Urban Development (Holdings) Co., Ltd. (referred to as "Shanghai Urban Development") and its subsidiaries (together referred to as the "Urban Development Group") in the People's Republic of China (the "PRC") (as more particularly described in the attached valuation certificates), we confirm that we have inspected the properties, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the values of such properties as at 30th September 2007.

Definition of Market Value

Our valuation of each property represents its market value which in accordance with the Valuation Standards on Properties of the Hong Kong Institute of Surveyors is defined as "the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion".

Valuation Basis And Assumptions

Our valuation of each property excludes an estimated price inflated or deflated by special terms or circumstances such as atypical financing, sale and leaseback arrangement, special considerations or concessions granted by anyone associated with the sale, or any element of special value.

In the course of our valuation of the properties in the PRC, we have assumed that transferable land use rights in respect of the properties for their respective specific terms at nominal annual land use fees have been granted and that any land grant premium payable has already been fully paid. We have relied on the information and advice given by the Urban Development Group and the legal adviser of Shanghai Industrial Holdings Limited (the "Company") on PRC laws, Allbright Law Offices (上海市錦天城律師事務所)

respectively, regarding the title to each of the properties and the interests of the Urban Development Group in the properties. In valuing the properties, we have assumed that the Urban Development Group has an enforceable title to each of the properties and has free and uninterrupted right to use, occupy or assign the properties for the whole of the respective unexpired terms as granted.

In respect of the properties situated in the PRC, the status of titles and grant of major certificates, approvals and licences, in accordance with the information provided by the Urban Development Group and the advice provided by Allbright Law Offices, are set out in the notes in the respective valuation certificate.

In valuing the properties, we have complied with the requirements set out in Chapter 5 and Practice Note 12 of the Listing Rules of Hong Kong Stock Exchange and Clearing Limited and the Valuation Standards (First Edition 2005) on Valuation of Properties published by The Hong Kong Institute of Surveyors.

Method of Valuation

In valuing the properties in Groups I and II which are held by the Urban Development Group in the PRC under development and for future development respectively, we have valued each of these properties on the basis that these properties will be developed and completed in accordance with the Urban Development Group's latest development proposals provided to us. We have assumed that approvals for the proposals have been obtained. In arriving at our opinion of value, we have adopted the direct comparison approach by making reference to comparable sales evidence as available in the relevant market and have also taken into account the expended construction costs and the construction costs that will be expended to complete the development to reflect the quality of the completed development. The "Capital value when completed" represents our opinion of the aggregate selling prices of the development assuming that it would have been completed at the date of valuation.

In valuing the properties in Group III which is owned and occupied and the properties in Group V which is held by the Urban Development Group for sale in the PRC respectively, we have valued each of these properties by the direct comparison approach assuming sale of each of these properties in its existing state with the benefit of vacant possession and by making reference to comparable sales transactions as available in the relevant market.

In valuing the properties in Group IV which is held for investment by the Urban Development Group in the PRC, we have valued each of them by the direct comparison method by making reference to comparable sales evidences as available in the relevant market and where appropriate, by capitalizing the net rental income derived from the existing tenancies with due allowance for the reversionary potential of the respective properties.

For the purpose of our valuation, completed properties refer to those properties the individual Construction Works Certified Report or Construction Works Completion Inspection Report of the building(s) thereof is (are) issued by the relevant government department(s).

For the purpose of our valuation, properties under development are those properties that the Permit for Commencement of Construction Works have been issued but the individual Construction Works Certified Report or Construction Works Completion Inspection Report of the building(s) thereof is (are) not issued. Whereas, properties held for future development refer to those properties the Permit for Commencement of Construction Works is (are) not issued while the Certificate of Real Estate Ownership or the Certificates for State-owned Land Use Rights have been obtained.

Source of Information

In respect of the properties in the PRC, we have been provided with extracts of documents in relation to the titles to the properties. However, we have not inspected the original documents to ascertain any amendments which may not appear on the copies handed to us.

In the course of our valuation, we have relied to a considerable extent on the information given by the Urban Development Group and advice given by the Company's PRC legal advisers on PRC law, Allbright Law Offices (上海市錦天城律師事務所), in respect of the properties in the PRC and have accepted advice given to us on such matters as planning approvals or statutory notices, easements, tenure, identification of buildings, completion date of buildings, number of car parking spaces, particulars of occupancy, joint venture agreements, articles of association, development schemes, construction costs, site and floor areas and all other relevant matters.

Dimensions, measurements and areas included in the valuation certificates are based on information provided to us and are therefore only approximations. We have no reason to doubt the truth and accuracy of the information provided to us by the Urban Development Group which is material to the valuations. We were also advised by the Urban Development Group that no material facts have been omitted from the information provided.

Site Inspection

We have inspected the exterior and, where possible, the interior of each of the properties. However, we have not carried out investigations on site to determine the suitability of the soil conditions and the services etc. for any future development. Our valuations are prepared on the assumption that these aspects are satisfactory and that no unexpected costs or delays will be incurred during the construction period. Moreover, no structural survey has been made, but in the course of our inspection, we did not note any serious defects. We are not, however, able to report whether the properties are free of rot, infestation or any other structural defects. No tests were carried out to any of the services. Unless otherwise stated, we have not been able to carry out detailed on-site measurements to verify the site and floor areas of the properties and we have assumed that the areas shown on the documents handed to us are correct.

No allowance has been made in our valuations for any charges, mortgages or amounts owing on the properties nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the properties are free from encumbrances, restrictions and outgoings of an onerous nature which could affect their values.

Currency & Exchange Rates

Unless otherwise stated, all sums stated in our valuations are in Renminbi, the official currency of the PRC.

We enclose herewith a summary of our valuations and our valuation certificates.

Yours faithfully,
for and on behalf of
DTZ Debenham Tie Leung Limited
Andrew K. F. Chan
Registered Professional Surveyor (GP)
China Real Estate Appraiser
MSc., M.H.K.I.S., M.R.I.C.S
Director

Note: Mr. Andrew K. F. Chan is a Registered Professional Surveyor who has over 20 years of experience in the valuation of properties in the PRC.

SUMMARY OF VALUATIONS

	Property	Capital value in existing state as at 30th September 2007 *RMB*	Attributable interest to the Urban Development Group *%*	Capital value in existing state as at 30th September 2007 attributable to the Urban Development Group *RMB*
Group I – Properties held by the Urban Development Group under development in the PRC				
1	A proposed commercial building situated at No. 386 Guangyuan Road West, Xuhui District, Shanghai, the PRC	727,000,000	100	727,000,000
2	The proposed Tian Ji Xiang Jiang Fu situated at Xiangfu Road, Yuhua District, Changsha, Hunan Province, the PRC	410,000,000	55	225,500,000
3	The proposed Wan Yuan City situated at Lots B, C, D, E and F, Wan Yuan Residential Area, Minhang District, Shanghai, the PRC	4,008,000,000	90	3,607,200,000
4	The proposed Shencheng Garden situated at The 2nd Ring South Road, Hefei, Anhui Province, the PRC	414,000,000	100	414,000,000
5	The proposed Kun Cheng Di Jing Yuan situated at south of Yingbin Road, west of Han Pu Tang, Zhoushi Town, Kunshan, Jiangsu Province, the PRC	428,000,000	90	385,200,000
	Sub-total:	5,987,000,000		5,358,900,000

	Property	Capital value in existing state as at 30th September 2007 *RMB*	Attributable interest to the Urban Development Group *%*	Capital value in existing state as at 30th September 2007 attributable to the Urban Development Group *RMB*
Group II – Properties held by the Urban Development Group for future development in the PRC				
6	A parcel of composite land situated at Site 88, 150 Jiefang, Xujiahui, Xuhui District, Shanghai, the PRC	2,520,000,000	60	1,512,000,000
7	A parcel of residential land situated at No. 42 Fuxing Road West, Xuhui District, Shanghai, the PRC	No Commercial Value	100	No Commercial Value
8	A parcel of residential land situated at west of No. 22, Lane 203, Kangping Road, Xuhui District, Shanghai, the PRC	No Commercial Value	100	No Commercial Value
	Sub-total:	2,520,000,000		1,512,000,000

	Property	Capital value in existing state as at 30th September 2007 *RMB*	Attributable interest to the Urban Development Group *%*	Capital value in existing state as at 30th September 2007 attributable to the Urban Development Group *RMB*
Group III – Properties owned and occupied by the Urban Development Group in the PRC				
9	Portion of a residential building situated at No. 7 Lane 1057, Zhongshan South 2nd Road, Xuhui District, Shanghai, the PRC	No Commercial Value	100	No Commercial Value
10	Blocks 1, 2 and 8 situated at No. 776 Luoxiu Road, Xuhui District, Shanghai, the PRC	No Commercial Value	100	No Commercial Value
11	20 office units on Levels 8, 9 and 10 and 12 car parks situated at No. 333 Zhaojiabang Road, Xuhui District, Shanghai, the PRC	83,660,000	100	83,660,000
12	Villa C10 situated at South Area of Shanghai Labour Union Holiday Resort, Shajiabang Town, Changshu, Jiangsu Province, the PRC	2,780,000	100	2,780,000
13	An office building situated at No. 4, Lane 393, Xiangyang Road South, Xuhui District, Shanghai, the PRC	No Commercial Value	100	No Commercial Value
	Sub-total:	86,440,000		86,440,000

	Property	Capital value in existing state as at 30th September 2007	Attributable interest to the Urban Development Group	Capital value in existing state as at 30th September 2007 attributable to the Urban Development Group
		RMB	*%*	*RMB*
Group IV – Properties held by the Urban Development Group for investment in the PRC				
14	Levels 1 to 3, Nos. 498 and 500 Lane 388 Pubei Road, Xuhui District, Shanghai, the PRC	34,240,000 *(see Note 1)*	100	34,240,000
15	A commercial building and non-motor vehicle shed situated at Nos. 111 and 123 Tianyaoqiao Road, Xuhui District, Shanghai, the PRC	No Commercial Value *(see Note 2)*	100	No Commercial Value
16	A detached villa situated at No. 3 Lane 16, Gaoyou Road, Xuhui District, Shanghai, the PRC	No Commercial Value *(see Note 3)*	100	No Commercial Value
17	A detached villa situated at No. 11 Lane 905, Huashan Road, Xuhui District, Shanghai, the PRC	No Commercial Value *(see Note 4)*	100	No Commercial Value
	Sub-total:	34,240,000		34,240,000

Note 1 In respect of property no. 14, we issued a report on 15th December 2007 regarding valuation of the property as at 31st July, 2007. The capital value in existing state as at 31st July 2007 of the property was RMB34,240,000 and the capital value in existing state as at 31st July 2007 of the property attributable to the Urban Development Group was RMB34,240,000.

Note 2 In respect of property no. 15, we issued a report on 15th December 2007 regarding valuation of the property as at 31st July, 2007. We have ascribed no commercial value to the property as at 31st July 2007 since the land use rights of the property are in allocation nature which are subject to approval from the government and extra land premium upon the disposal. However, on the assumption that approval from the government has been obtained, extra land premium has been settled and the property could be freely transferred, the capital value of the property in existing state as at 31st July 2007 would be RMB278,000,000.

Note 3 In respect of property no. 16, we issued a report on 15th December 2007 regarding valuation of the property as at 31st July, 2007. We have ascribed no commercial value to the property as at 31st July 2007 since the land use rights of the property are in allocation nature which are subject to approval from the government and extra land premium upon the disposal. However, on the assumption that approval from the government has been obtained, extra land premium has been settled and the property could be freely transferred, the capital value of the property in existing state as at 31st July 2007 would be RMB13,560,000.

Note 4 In respect of property no. 17, we issued a report on 15th December 2007 regarding valuation of the property as at 31st July, 2007. We have ascribed no commercial value to the property as at 31st July 2007 since the land use rights of the property are in allocation nature which are subject to approval from the government and extra land premium upon the disposal. However, on the assumption that approval from the government has been obtained, extra land premium has been settled and the property could be freely transferred, the capital value of the property in existing state as at 31st July 2007 would be RMB14,090,000.

	Property	Capital value in existing state as at 30th September 2007 *RMB*	Attributable interest to the Urban Development Group *%*	Capital value in existing state as at 30th September 2007 attributable to the Urban Development Group *RMB*
Group V – Properties held by the Urban Development Group for sale in the PRC				
18	Units 307, 602 and 1501, No. 1, Lane 338, Dong'an Road, Xuhui District, Shanghai, the PRC	No Commercial Value	76.47	No Commercial Value
19	2 townhouse units situated at Nos. 80 and 82, Lane 280, Wukang Road, Xuhui District, Shanghai, the PRC	8,470,000	100	8,470,000
20	4 residential units and 4 car parks situated at Nos. 2, 7 and 10, Lane 568, Julu Road, Xuhui District, Shanghai, the PRC	9,860,000	100	9,860,000
21	16 shops situated at Lanes 1187 and 1351 Nanmatou Road, Pudong New District, Shanghai, the PRC	No Commercial Value	100	No Commercial Value
22	6 residential units situated at Nos.73 and 74, Lane 301, Sanjiang Road, Xuhui District, Shanghai, the PRC	7,510,000	100	7,510,000
23	3 residential units and 1 shop situated at Caoxi 2nd Village, Xuhui District, Shanghai, the PRC	No Commercial Value	100	No Commercial Value

	Property	Capital value in existing state as at 30th September 2007 *RMB*	Attributable interest to the Urban Development Group *%*	Capital value in existing state as at 30th September 2007 attributable to the Urban Development Group *RMB*
24	6 residential units situated at Nos. 39, 41 and 42, Lane 300, Qinzhou Road South, Xuhui District, Shanghai, the PRC	2,750,000	100	2,750,000
25	14 residential units situated at Nos.1-5, 24, 49 and 57, Lane 301, Sanjiang Road, Xuhui District, Shanghai, the PRC	No Commercial Value	100	No Commercial Value
26	Unit 102, No. 80 Changqiao 3rd Village, Xuhui District, Shanghai, the PRC	No Commercial Value	100	No Commercial Value
27	12 residential units and 7 shops situated at Lanes 9, 14 and 30, Guilin Street West, Xuhui District, Shanghai, the PRC	No Commercial Value	100	No Commercial Value
28	3 residential units situated at Lanes 50, 51 and 105 Dongquan Road, Xuhui District, Shanghai the PRC	No Commercial Value	100	No Commercial Value

	Property	Capital value in existing state as at 30th September 2007 *RMB*	Attributable interest to the Urban Development Group *%*	Capital value in existing state as at 30th September 2007 attributable to the Urban Development Group *RMB*
29	3 residential units situated at No.1 Lane 105 Taiyuan Road and No. 425 Yongjia Road, Xuhui District, Shanghai, the PRC	5,730,000	100	5,730,000
30	12 residential units situated at Lane 25, Wuxing Road, Xuhui District, Shanghai, the PRC	43,070,000	100	43,070,000
31	2 residential units and 2 car parks situated at No. 2, Lane 178, Hongqiao Road, Xuhui District, Shanghai, the PRC	6,430,000	100	6,430,000
32	9 residential units, a clubhouse and 229 car parks situated at Lane 168, Nandan Road East and No. 318 Tianyaoqiao Road, Xuhui District, Shanghai, the PRC	112,390,000	100	112,390,000
33	A club house, an office building and several shops situated at Nos. 1 to 21, Lane 88 and Nos. 32-68 (even), Sanjiang Road, Xuhui District, Shanghai, the PRC	72,090,000	100	72,090,000

	Property	Capital value in existing state as at 30th September 2007 *RMB*	Attributable interest to the Urban Development Group *%*	Capital value in existing state as at 30th September 2007 attributable to the Urban Development Group *RMB*
34	3 residential units situated at Lane 14 Guilin Street West, Xuhui District, Shanghai, the PRC	No Commercial Value	100	No Commercial Value
35	Unit 308, No. 4, Lane 1057 Zhongshan South 2nd Road, Xuhui District, Shanghai, the PRC	No Commercial Value	100	No Commercial Value
36	Unit 703, No.204 Guanshengyuan Road, Xuhui District, Shanghai, the PRC	No Commercial Value	100	No Commercial Value
37	2 residential units situated at Lane 191 Tianyaoqiao Road, Xuhui District, Shanghai, the PRC	No Commercial Value	100	No Commercial Value
38	Unit 505, No. 629 Guangyuan Road West, Xuhui District, Shanghai, the PRC	No Commercial Value	100	No Commercial Value
39	Unit 904 No.59, Lane 380 Tianyaoqiao Road, Xuhui District, Shanghai, the PRC	2,120,000	100	2,120,000

	Property	Capital value in existing state as at 30th September 2007 *RMB*	Attributable interest to the Urban Development Group *%*	Capital value in existing state as at 30th September 2007 attributable to the Urban Development Group *RMB*
40	2 residential units situated at Lane 15 Guilin Street West, Xuhui District, Shanghai, the PRC	No Commercial Value	100	No Commercial Value
41	2 residential units situated at Lanes 50 and 60 Yishan Road, Xuhui District, Shanghai, the PRC	No Commercial Value	100	No Commercial Value
42	Unit 106, No.1, Lane 111 Huarong Road, Xuhui District, Shanghai, the PRC	No Commercial Value	100	No Commercial Value
43	Unit 302, No.13 Dong'an 5th Village, Xuhui District, Shanghai, the PRC	No Commercial Value	100	No Commercial Value
44	Units 602 and 204 No.28 Lane 30 Guilin Street West, Xuhui District, Shanghai, the PRC	1,220,000	100	1,220,000
45	Several shops situated at Nos. 117-123 Shilong Road, Xuhui District, Shanghai, the PRC	2,990,000	100	2,990,000

	Property	Capital value in existing state as at 30th September 2007 *RMB*	Attributable interest to the Urban Development Group *%*	Capital value in existing state as at 30th September 2007 attributable to the Urban Development Group *RMB*
46	Several shops situated at Nos. 101-115 Shilong Road and Nos. 5, 68 and 72 Dongquan Road, Xuhui District, Shanghai, the PRC	No Commercial Value	100	No Commercial Value
47	7 residential units situated at Nos. 4 and 5, Yu Lan Hua Yuan, Caoxi Road North, Xuhui District, Shanghai, the PRC	No Commercial Value	100	No Commercial Value
48	2 shops situated at No.30 Gao'an Road, Xuhui District, Shanghai, the PRC	No Commercial Value	100	No Commercial Value
49	Units 203 and 2403, No.1 Lane 47 Gao'an Road, Xuhui District, Shanghai, the PRC	No Commercial Value	100	No Commercial Value
50	Portion of Level 4, No. 35 Leshan Road, Xuhui District, Shanghai, the PRC	No Commercial Value	100	No Commercial Value
51	A car park situated at Nos. 1-2, Lane 99 Zhaojiabang Road, Xuhui District, Shanghai, the PRC	180,000	100	180,000

	Property	Capital value in existing state as at 30th September 2007 *RMB*	Attributable interest to the Urban Development Group *%*	Capital value in existing state as at 30th September 2007 attributable to the Urban Development Group *RMB*
52	Unit 801, Block 21, Lane 45, Yude Road, Xuhui District, Shanghai, the PRC	No Commercial Value	100	No Commercial Value
53	Various units with use rights in Shanghai, the PRC	No Commercial Value	100	No Commercial Value
54	3 shops situated at Nos. 723, 725 and 727, Longchuan Road North, Xuhui District, Shanghai, the PRC	1,980,000	95	1,881,000
55	An industrial complex situated at Longchuan Road North and Luocheng Road, Xuhui District, Shanghai, the PRC	No Commercial Value	95	No Commercial Value
56	Unit 603, No. 1, Lane 2666, Hongmei Road, Xuhui District, Shanghai, the PRC	520,000	51	265,200
57	2 residential units situated at No. 50, Lane 1000, Huajin Road, Xuhui District, Shanghai, the PRC	970,000	51	494,700

	Property	Capital value in existing state as at 30th September 2007 *RMB*	Attributable interest to the Urban Development Group *%*	Capital value in existing state as at 30th September 2007 attributable to the Urban Development Group *RMB*
58	A residential unit situated at Lane 1296, Laohumin Road, Xuhui District, Shanghai, the PRC	250,000	51	127,500
59	Unit 401, No. 3, Lane 38, Shajiabang Road, Xuhui District, Shanghai, the PRC	590,000	51	300,900
60	Units 1008 and 1508, No. 23 Meilong 8th Village, Xuhui District, Shanghai, the PRC	1,370,000	51	698,700
61	Unit 602, No. 23 Luoxiu 2nd Village, Xuhui District, Shanghai, the PRC	670,000	51	341,700
62	Unit 602, No.115, Block 7, Hongbao 1st Village, Xidu Town, Fengxian District, Shanghai, the PRC	210,000	51	107,100
63	7 residential units situated at Xidu Town, Fengxian District, Shanghai, the PRC	No Commercial Value	51	No Commercial Value

	Property	Capital value in existing state as at 30th September 2007 *RMB*	Attributable interest to the Urban Development Group *%*	Capital value in existing state as at 30th September 2007 attributable to the Urban Development Group *RMB*
64	14 residential units situated at Nos. 143, 153 and 155, Hanghua 1st Village, Minhang District, Shanghai, the PRC	No Commercial Value	51	No Commercial Value
65	Unit 101, No. 26, Zone 4, Lane 3118, Yindu Road, Minhang District, Shanghai, the PRC	380,000	51	193,800
66	Unit 403, No. 228 Wulumuqi Road South, Xuhui District, Shanghai, the PRC	2,490,000	60	1,494,000
67	16 residential units situated at Lane 1375 Pingyang Road, Minhang District, Shanghai, the PRC	No Commercial Value	90	No Commercial Value
	Sub-total:	284,240,000		280,714,600
	Grand-total:	8,911,920,000		7,272,294,600

VALUATION CERTIFICATE

Group I – Properties held by the Urban Development Group under development in the PRC

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
1	A proposed commercial building situated at No. 386 Guangyuan Road West, Xuhui District, Shanghai, the PRC	The property comprises a construction in progress for office use erected on a site with a site area of 8,695 sq.m. (93,593 sq.ft.). The property is planned to be developed to a 16-storey commercial building mainly for office use and scheduled for completion in the end of 2007. As advised by the Urban Development Group, upon completion, the property is planned to have a total gross floor area of approximately 45,490.42 sq.m. (489,659 sq.ft.) including 183 car parking spaces with details as follows (Please see Note (5)):–	The property is under construction.	RMB727,000,000

Portion	Approximate Gross Floor Area	
	sq.m.	*sq.ft.*
Office	33,466.42	360,233
Retail	2,082.57	22,417
Ancillary	181.91	1,958
Basement	9,759.52	105,051
Total	45,490.42	489,659

The land use rights of the property have been granted for a term from 8th October 2003 to 7th October 2053 for composite use.

Notes:–

(1) According to Shanghai Certificate of Real Estate Ownership No. (2004) 006876 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 11th February 2004, the land use rights of the property, comprising a site area of 8,695 sq.m., have been vested in Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) for a land use term from 8th October 2003 to 7th October 2053 for composite use.

(2) According to Contract for Grant of Land Use Rights No. (2003)51 entered into between Shanghai Xuhui District Housing and Land Administration Bureau (上海市徐滙區房屋土地管理局) ("Party A") and Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) ("Party B") on 8th October 2003, Party A has agreed to grant the land use rights of the property with details as follows:–

(i)	Location	:	No. 386 Guangyuan Road West, Xuhui District, Shanghai
(ii)	Site area	:	8,695 sq.m.
(iii)	Land use term	:	50 years
(iv)	Land premium	:	RMB16,380,000
(v)	Land use fee	:	RMB1 per sq.m. of site area per annum

(3) According to Planning Permit for Construction Land No. (2002)042 issued by Shanghai Xuhui District Urban Planning Administration Bureau (上海市徐滙區城市規劃管理局) on 30th December 2002, the property is permitted to be developed with a site area of approximately 9,136 sq.m..

(4) According to Approval for Construction Land No. (2003)57 issued by Shanghai Xuhui District Housing and Land Administration Bureau (上海市徐滙區房屋土地管理局) on 15th December 2003, the property is permitted to be developed with a site area of 8,695 sq.m..

(5) According to Planning Permit for Construction Works No. (2004)092 issued by Shanghai Xuhui District Urban Planning Administration Bureau (上海市徐滙區城市規劃管理局) on 30th December 2004, the property is permitted to be developed at a construction scale of 34,820 sq.m. above ground area and 10,299 sq.m. under ground area. We have based on such conditions to carry out the valuation.

(6) According to the Permit for Commencement of Construction Works No. 0302XH0079D01/310104200308291501 issued by Shanghai Xuhui District Construction and Administration Bureau (上海市徐滙區建設和管理委員會) on 17th February 2004, the commencement of construction works of the property at a construction scale of 45,000 sq.m., has been permitted.

(7) As advised by the Urban Development Group, as at 30th September 2007, the total development cost expended on the proposed development was approximately RMB213,527,899. We have taken into account such cost in our valuation.

(8) We are of the opinion that the "Capital value when completed" of the property, assuming it was completed in accordance with the development scheme provided to us by the Urban Development Group and sale on a strata-titled basis with immediate vacant possession as at the date of valuation was in the sum of RMB900,000,000.

(9) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000.

(10) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000;

(ii) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has settled all the land premium of the property as stated in the Contract for Grant of Land Use Rights;

(iii) According to Shanghai Certificate of Real Estate Ownership No. (2004) 006876 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 11th February 2004, Shanghai Urban Development (Holdings) Co., Ltd.

(上海城開(集團)有限公司) has obtained the land use rights of the property, comprising a site area of 8,695 sq.m. for a land use term from 8th October 2003 to 7th October 2053 for composite use;

(iv) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) is entitled to use, transfer, lease and mortgage the land use rights of the property with the residual term of its land use rights at no extra land premium payable to the government;

(v) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has obtained Shanghai Certificate of Real Estate Ownership, Contract for Grant of Land Use Rights, Approval for Construction Land, Planning Permit for Construction Land, Planning Permit for Construction Works and other relevant approval documents; Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) owns the legally whole ownership to develop and operate of the development of the Property;

(vi) The land use rights of the property is subject to a mortgage in favour of China Construction Bank Shanghai Xuhui Branch to an extent of RMB170,000,000;

(vii) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) is entitled to transfer and re-mortgage the land use rights of the property subject to the consent of the mortgagee; and

(viii) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) owns the ownership of the construction in progress of the property and is entitled to transfer, mortgage and other disposals.

(11) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Shanghai Certificate of Real Estate Ownership	Yes
Planning Permit for Construction Land	Yes
Approval for Construction Land	Yes
Permit for Commencement of Construction Works	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
2	The proposed Tian Ji Xiang Jiang Fu situated at Xiangfu Road, Yuhua District, Changsha, Hunan Province, the PRC	The property comprises a site with a site area of 180,541.33 sq.m. (1,943,347 sq.ft.). The property is planned to be developed to a residential/commercial development scheduled for completion in 2009. As advised by the Urban Development Group, upon completion, the property is planned to have a total gross floor area of approximately 193,683 sq.m. (2,084,804 sq.ft.) with details as follows:–	The property is under construction.	RMB410,000,000 (55% interest attributable to the Urban Development Group: RMB225,500,000)

Portion	Approximate Gross Floor Area	
	sq.m.	*sq.ft.*
Residential	163,479	1,759,688
Commercial	6,000	64,584
Ancillary	4,750	51,129
Basement	19,454	209,403
	193,683	2,084,804

The land use rights of the property have been granted for a term due to expire on 31st August 2074 for residential use.

Notes:–

(1) According to 5 Certificates for the Use of State-owned Land all issued by Changsha Land Resources Bureau (長沙市國土資源局) on 24th March 2006, the land use rights of the property, comprising a total site area of 180,541.33 sq.m., have been vested in Changsha Chengpu Property Development Co., Ltd. (長沙城普置業有限公司) for a land use term due to expire on 31st August 2074 for residential use with details as follows:–

Certificate No.	Site No.	Site Area	Site Area for Planning Road	Site Area for Green Belt
		(sq.m.)	*(sq.m.)*	*(sq.m.)*
(2006)008516	1040034	24,224.89	5,637.84	631.71
(2006)008517	1040035	41,255.55	2,610.98	–
(2006)008518	1040036	27,432.81	2,624.18	–
(2006)008519	1040037	68,312.65	5,991.18	1,461.82
(2006)008520	1040038	19,315.43	3,160.62	–
		180,541.33	20,024.80	2,093.53

(2) According to Contract for Grant of Land Use Rights No. 20050169 entered into between Changsha Land Resources Bureau (長沙市國土資源局) ("Party A") and Changsha Chengpu Property Development Co., Ltd. (長沙城普置業有限公司) ("Party B") on 13th August 2005, Party A has agreed to grant the land use rights of the property with details as follows:–

(i)	Location	:	North to Xiangfu Road, Yuhua District
(ii)	Site area	:	180,542.46 sq.m.
(iii)	Use	:	Residential
(iv)	Land use term	:	Due to expire on 31st August 2074 from the date of handover of the land
(v)	Plot ratio	:	Not more than 1.8

(3) According to Planning Permit for Construction Land No. (2004)0371 issued by Changsha Urban Planning Administration Bureau (長沙市規劃管理局) on 26th January 2005, the property is permitted to be developed with details as follows:–

(i)	Site area	:	202,669.3 sq.m.
(ii)	Site Coverage	:	26%
(iii)	Plot ratio	:	Not more than 1.5

(4) According to 4 Planning Permits for Construction Works all issued by Changsha Urban Planning Administration Bureau (長沙市規劃管理局) on 6th April 2006, portion of the property is permitted to be developed at a construction scale with details as follows:–

Certificate No.	Gross Floor Area *(sq.m.)*
2(2006)0053	2,299.59
1(2006)0069	10,078.61
1(2006)0077	9,285.33
1(2006)0078	9,518.24
Total:	31,181.77

(5) According to Permit for Commencement of Construction Works No. 43000020060407-0101 issued by Hunan Province Construction Department (湖南省建設廳) on 10th April 2006, commencement of construction works of Phase I of Tian Ji Xiang Jiang Fu at a construction scale of 32,111.67 sq.m. has been permitted.

(6) According to 25 Pre-sale Permits for Commodity Housing issued by Changsha Municipal Housing Authority (長沙市房屋產權管理局), Changsha Chengpu Property Development Co., Ltd. (長沙城普置業有限公司) was permitted to the development with details as follows:

Certificate No.	Block	Gross Floor Area *(sq.m.)*
(2006)5103	A-01	2,372.78
(2006)5104	A-02	2,371.45
(2006)5105	A-03	1,785.72
(2006)5106	A-04	998.68
(2006)5107	A-05	998.68
(2006)5108	A-06	1,614.97
(2006)5109	A-07	1,001.23
(2006)5110	A-08	2,373.73
(2006)5111	A-09	2,373.73
(2006)5112	B-01	2,197.55

Certificate No.	Block	Gross Floor Area (sq.m.)
(2006)5113	B-02	1,270.75
(2006)5178	B-03	1,271.30
(2006)5179	B-04	2,412.34
(2006)5180	B-05	1,471.29
(2006)5181	B-06	2,826.46
(2007)5427	A-15	1,012.27
(2007)5428	A-16	1,012.27
(2007)5429	A-17	2,414.41
(2007)5430	A-18	1,033.34
(2007)5431	A-19	1,033.34
(2007)5515	A-10	1,041.40
(2007)5516	A-11	1,672.08
(2007)5517	A-12	1,041.40
(2007)5518	A-13	1,758.80
(2007)5519	A-14	1,758.80
	Total	41,118.77

(7) As advised by the Urban Development Group, as at 30th September 2007, the total development cost expended on the proposed development was approximately RMB142,235,562. We have taken into account such cost in our valuation.

(8) We are of the opinion that the "Capital value when completed" of the property, assuming it was completed in accordance with the development scheme provided to us by the Urban Development Group and sale on a strata-titled basis with immediate vacant possession as at the date of valuation was in the sum of RMB941,000,000.

(9) According to Business Licence No. 4301001004728 dated 26th April 2007, Changsha Chengpu Property Development Co., Ltd. (長沙城普置業有限公司) was established for an operating period from 19th August 2004 to 14th November 2014. The current registered capital is RMB102,110,000.

According to Business Licence No. 4300001005819 dated 31st October 2006, Hunan Urban Development Depu Property Development Co., Ltd. (湖南城開德普置業有限公司) was established for an operating period from 9th March 2004 to 9th March 2034. The current registered capital is RMB114,110,000.

(10) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 4301001004728 dated 26th April 2007, Changsha Chengpu Property Development Co., Ltd. (長沙城普置業有限公司) was established on 19th August 2004 for an operating period from 19th August 2004 to 14th November 2009 and is owned by Hunan Urban Development Depu Development Co., Ltd. (湖南城開德普置業有限公司) (99.61%), Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) (0.22%) and Shanghai Depu Development Co., Ltd. (上海德普置業有限公司) (0.17%). The current registered capital is RMB102,110,000;

(ii) According to Business Licence No. 4300001005819 dated 31st October 2006, Hunan Urban Development Depu Development Co., Ltd. (湖南城開德普置業有限公司) was established for an operating period from 9th March 2004 to 9th March 2034 and is owned by Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) (55%) and Shanghai Depu Development Co., Ltd. (上海德普置業有限公司) (45%). The current registered capital is RMB114,110,000;

(iii) Changsha Chengpu Property Development Co., Ltd. (長沙城普置業有限公司) has settled all the land premium of the property as stated in the Contract for Grant of Land Use Rights;

(iv) According to 5 Certificates of Real Estate Ownership Nos. (2006)008516, (2006)008517, (2006)008518, (2006)008519 and (2006)008520 all issued by Changsha Land Resources Bureau (長沙市國土資源局) on 24th March 2006, Changsha Chengpu Property Development Co., Ltd. (長沙城普置業有限公司) has obtained the land use rights of the property, comprising a total site area of 180,541.33 sq.m. for a land use term due to expire on 31st August 2074 for residential use;

(v) Changsha Chengpu Property Development Co., Ltd. (長沙城普置業有限公司) is entitled to use, transfer, lease and mortgage the land use rights of the property with the residual term of its land use rights at no extra land premium payable to the government. Changsha Chengpu Property Development Co., Ltd. (長沙城普置業有限公司) is entitled to the development and operation of the property;

(vi) Changsha Chengpu Property Development Co., Ltd. (長沙城普置業有限公司) has obtained the required permit and approval documents for the development of the property;

(vii) The land use rights of Sites Nos. 1040034 and 1040035 of the property, comprising a total site area of 65,480.44 sq.m., is subject to mortgages in favour of Shanghai Pudong Development Bank Changsha Branch to an extent of RMB220,000,000; and

(viii) Changsha Chengpu Property Development Co., Ltd. (長沙城普置業有限公司) is entitled to transfer and re-mortgage the land use rights of Sites Nos. 1040034 and 1040035 subject to the consent of the mortgagee.

(11) As advised by Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司), the property was acquired in February 2004 at an acquisition cost of RMB189,560,095.

(12) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Certificates for the Use of State-owned Land	Yes
Planning Permit for Construction Land	Yes
Construction Permit for Construction Works	Yes
Permit for Commencement of Construction Works	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
3	The proposed Wan Yuan City situated at Lots B, C, D, E and F, Wan Yuan Residential Area, Minhang District, Shanghai, the PRC	The property comprises a site with a site area of 560,463 sq.m. (6,032,824 sq.ft.). The property is planned to be developed to a residential development comprising mainly villa and high-end apartments. As advised by the Urban Development Group, upon completion, the property is planned to have a total gross floor area of approximately 897,966 sq.m. (9,665,706 sq.ft.) inclusive of resettlement housing area and 4,709 car parking spaces with details as follows (Please see Note (6)):–	Lot E and Lot B of the property are under construction whilst the remaining portion of the site is vacant.	RMB4,008,000,000 (90% interest attributable to the Urban Development Group: RMB3,607,200,000)

Portion	Approximate Gross Floor Area sq.m.	sq.ft.
Residential	850,386	9,153,555
Ancillary	47,580	512,151
	897,966	9,665,706

The land use rights of the property have been granted for respective terms from 6th February 2002 to 5th February 2072 and from 8th July 2002 to 7th July 2072 for residential use.

Notes:–

(1) According to 6 Shanghai Certificates of Real Estate Ownership all issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局), the land use rights of the property, comprising a total site area of 560,463 sq.m., have been vested in Shanghai Wan Yuan Real Estate Development Co, Ltd. (上海萬源房地產開發有限公司) for residential use with details as follows:–

Lot No.	Certificate No.	Date of Issuance	Land Use Term	Site Area *(sq.m.)*
Lot B	(2002) 001207	6th February 2002	6th February 2002 to 5th February 2072	114,924
Lot C	(2002) 008022	9th July 2002	8th July 2002 to 7th July 2072	110,819
Lot D	(2002) 006522	9th July 2002	8th July 2002 to 7th July 2072	113,454
Lot E1	(2002) 063769	6th February 2002	6th February 2002 to 5th February 2072	49,927
Lot E2	(2002) 083768	6th February 2002	6th February 2002 to 5th February 2072	70,430
Lot F	(2002) 008021	6th February 2002	6th February 2002 to 5th February 2072	100,909
			Total:	560,463

(2) According to Contract for Grant of Land Use Rights No. (2002)6 entered into between Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) ("Party A") and Shanghai Wan Yuan Real Estate Development Co, Ltd. (上海萬源房地產開發有限公司) ("Party B") on 15th January 2002, Party A has agreed to grant the land use rights of the property with details as follows:–

(i)	Location	:	Lot B, Wan Yuan Residential Area, Minhang District, Shanghai
(ii)	Site area	:	114,924 sq.m.
(iii)	Land use term	:	70 years
(iv)	Land premium	:	RMB6,205,896

According to Supplementary No. (2005)44 on 20th December 2005 to Contract for Grant of Land Use Rights No. (2002)141, details of the contract have been adjusted as follows:–

(i)	Location	:	Lot C, Wan Yuan Residential Area, Minhang District, Shanghai
(ii)	Site area	:	110,819.10 sq.m.
(iii)	Permitted Gross Floor Area	:	192,517 sq.m.
(iv)	Land premium	:	RMB41,994,810

According to Contract for Grant of Land Use Rights No. (2002)141 entered into between Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) ("Party A") and Shanghai Wan Yuan Real Estate Development Co, Ltd. (上海萬源房地產開發有限公司) ("Party B") on 1st July 2002, Party A has agreed to grant the land use rights of the property with details as follows:–

(i)	Location	:	Lot C, Wan Yuan Residential Area, Minhang District, Shanghai
(ii)	Site area	:	117,815 sq.m.
(iii)	Land use term	:	70 years
(iv)	Land premium	:	RMB6,362,010

According to Supplementary No. (2005)45 on 20th December 2005 to Contract for Grant of Land Use Rights No. (2002)142, details of the contract have been adjusted as follows:–

(i)	Location	:	Lot D, Wan Yuan Residential Area, Minhang District, Shanghai
(ii)	Site area	:	113,454.20 sq.m.
(iii)	Permitted Gross Floor Area	:	265,743.60 sq.m., inclusive of 203,905.80 sq.m. above ground area (inclusive 183,540.20 sq.m. for residential use, 15,858.10 sq.m. for commercial use, 4,507.50 sq.m. for ancillary use) and 61,837.80 sq.m. for basement
(iv)	Additional land premium	:	RMB46,047,600

According to Contract for Grant of Land Use Rights No. (2002)142 entered into between Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) ("Party A") and Shanghai Wan Yuan Real Estate Development Co, Ltd. (上海萬源房地產開發有限公司) ("Party B") on 1st July 2002, Party A has agreed to grant the land use rights of the property with details as follows:–

(i)	Location	:	Lot D, Wan Yuan Residential Area, Minhang District, Shanghai
(ii)	Site area	:	113,454 sq.m.
(iii)	Land use term	:	70 years
(iv)	Land premium	:	RMB6,126,516

According to Supplementary No. (2005)31 on 6th September 2005 to Contract for Grant of Land Use Rights No. (2002)7, details of the contract have been adjusted as follows:–

(i)	Location	:	Lot E, Wan Yuan Residential Area, Minhang District, Shanghai
(ii)	Site area	:	120,357.40 sq.m.
(iii)	Permitted Gross Floor Area	:	259,791 sq.m., inclusive of 70,536 sq.m. basement area (Phase 1: 120,097 sq.m., inclusive of 24,887 sq.m. basement area Phase 2: 139,694 sq.m., inclusive of 45,649 sq.m. basement area)
(iv)	Land premium	:	RMB40,697,862

According to Contract for Grant of Land Use Rights No. (2002)7 entered into between Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) ("Party A") and Shanghai Wan Yuan Real Estate Development Co, Ltd. (上海萬源房地產開發有限公司) ("Party B") on 15th January 2002, Party A has agreed to grant the land use rights of the property with details as follows:–

(i)	Location	:	Lot E, Wan Yuan Residential Area, Minhang District, Shanghai
(ii)	Site area	:	121,853 sq.m.
(iii)	Use	:	Residential
(iv)	Land use term	:	70 years
(v)	Permitted Gross Floor Area	:	114,924 sq.m.
(vi)	Land premium	:	RMB6,580,062

According to Supplementary No. (2005)46 on 20th December 2005 to Contract for Grant of Land Use Rights No. (2002)8, details of the contract have been adjusted as follows:–

(i)	Location	:	Lot F, Wan Yuan Residential Area, Minhang District, Shanghai
(ii)	Site area	:	100,908.80 sq.m.
(iii)	Permitted Gross Floor Area	:	233,707 sq.m., inclusive of 173,213 sq.m. above ground area and 60,494 sq.m. basement area
(iv)	Land premium	:	RMB33,265,938

According to Contract for Grant of Land Use Rights No. (2002)8 entered into between Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) ("Party A") and Shanghai Wan Yuan Real Estate Development Co, Ltd. (上海萬源房地產開發有限公司) ("Party B") on 15th January 2002, Party A has agreed to grant the land use rights of the property with details as follows:–

(i)	Location	:	Lot F, Wan Yuan Residential Area, Minhang District, Shanghai
(ii)	Site area	:	101,147 sq.m.
(iii)	Land use term	:	70 years
(iv)	Land premium	:	RMB5,461,938

(3) According to 5 Planning Permits for Construction Land all issued by Shanghai Minhang District Planning Administration Bureau (上海市閔行區規劃管理局) on 29th December 2004, the property is permitted to be developed with details as follows:–

Certificate No.	**Lot No.**	**Site Area** *(sq.m.)*
(2004) 1273	Lot B	151,741
(2004) 1274	Lot C	165,868
(2004) 1275	Lot D	161,322
(2004) 1276	Lot E	146,548
(2004) 1277	Lot F	154,616
		780,095

(4) According to the 2 Planning Permits for Construction Works both issued by Shanghai Minhang District Planning Administration Bureau (上海市閔行區規劃管理局), Lot E of the property is permitted to be developed at a construction scale with details as follows:–

Certificate No.	Date of Issuance	Construction Scale *(sq.m.)*
(2005)12050812F01685	11th August 2005	141,236
(2005)12050524F00766	23rd May 2005	120,097
		261,333

(5) According to Permit for Commencement of Construction Works No. 0501MH0036D01/310112200504281119 issued by Shanghai Construction Industry Administration Office (上海市建築業管理辦公室) on 23rd June 2006, the commencement of construction works of Lot B at a construction scale of 82,610 sq.m. has been permitted.

According to Permit for Commencement of Construction Works No. 501MH0002D01/310112200501070719 issued by Shanghai Construction Industry Administration Office (上海市建築業管理辦公室) on 30th May 2005, the commencement of construction works of Lot E at a construction scale of 261,333 sq.m. has been permitted.

(6) According to the Approval of Detailed Planning of Wanyuan City in Minhang District No. (2004)760 issued by Shanghai Urban Planning Administration Bureau (上海市城市規劃管理局) on 22nd July 2004, the planning use of Lot A is for regional park and communal facilities use whilst Lots B, C, D, E and F is for residential use with details as follows:

(i)	Plot Ratio	:	Not more than 1.33
(ii)	Permitted Gross Floor Area	:	830,000 sq.m. above ground area
(iii)	Site Coverage	:	16.1%
(iv)	Greenery Ratio	:	42.9%

We have based on such conditions to carry out the valuation.

(7) As advised by the Urban Development Group, as at 30th September 2007, the total development cost expended on the proposed development was approximately RMB941,725,681. We have taken into account such cost in our valuation.

(8) According to four Pre-sale/Sale Permit Certificate issued by Shanghai Minhang Housing and Land Resources Administration Bureau (上海市閔行房屋土地資源管理局), the under-construction work on Lot E2 has been permitted to pre-sale. The details of the certificates are as follows:

Certificate Code	Use	GFA	Issued Date
2007-000093	Residential	21,201.08	2007-2-2
2007-000246	Residential	29,586.58	2007-3-30
2007-000406	Residential	32,301.61	2007-5-12
2007-000530	Residential	17,469.20	2007-6-12

(9) We are of the opinion that the "Capital value when completed" of the property, assuming it was completed in accordance with the development scheme provided to us by the Urban Development Group and sale on a strata-titled basis with immediate vacant possession as at the date of valuation was in the sum of RMB9,698,000,000.

(10) According to Business Licence No. 3101121030958 dated 17th May 2006, Shanghai Wan Yuan Real Estate Development Co, Ltd. (上海萬源房地產開發有限公司) was established for an operating period from 17th May 1999 to 16th May 2014. The current registered capital is RMB300,000,000.

(11) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 3101121030958, Shanghai Wan Yuan Real Estate Development Co, Ltd. (上海萬源房地產開發有限公司) was established on 17th May 1999 for an operating period from 17th May 1999 to 16th May 2014 and is owned by Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) (90%) and Shanghai Zhufeng Enterprise Development Co., Ltd. (上海珠蜂企業發展有限公司) (10%). The current registered capital is RMB300,000,000;

(ii) Shanghai Wan Yuan Real Estate Development Co, Ltd. (上海萬源房地產開發有限公司) has settled all the land premium of the property as stated in the Contract for Grant of Land Use Rights;

(iii) According to 6 Shanghai Certificates of Real Estate Ownership Nos. (2002)001207, (2002)063769, (2002)083768, (2002)008021, (2002)008022 and (2002)006522, Shanghai Wan Yuan Real Estate Development Co, Ltd. (上海萬源房地產開發有限公司) has obtained the land use rights of the property, comprising a total site area of 560,463 sq.m. for residential use;

(iv) Shanghai Wan Yuan Real Estate Development Co, Ltd. (上海萬源房地產開發有限公司) is entitled to use, transfer, lease and mortgage the land use rights of the property with the residual term of its land use rights at no extra land premium payable to the government;

(v) Shanghai Wan Yuan Real Estate Development Co, Ltd. (上海萬源房地產開發有限公司) has obtained Planning Permit for Construction Land, Planning Permits for Construction Works for Lots E and B and Commencement of Construction Works for Lot E and B. Shanghai Wan Yuan Real Estate Development Co, Ltd. (上海萬源房地產開發有限公司) is entitled to the development and operation of the property;

(vi) The land use rights of Lots B and E and Lots C, D and F of the property is subject to mortgages in favour of Agricultural Bank of China Shanghai Jiangan Branch and Agricultural Bank of China Shanghai Branch to an extent of RMB550,000,000 and RMB1,000,000,000 respectively; and

(vii) Shanghai Wan Yuan Real Estate Development Co, Ltd. (上海萬源房地產開發有限公司) is entitled to transfer and re-mortgage the land use rights of Lots B, C, D, E and F subject to the consent of the mortgagee.

(12) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Shanghai Certificate of Real Estate Ownership	Yes
Planning Permit for Construction Land	Yes
Planning Permit for Construction Works	Yes
Permit for Commencement of Construction Works	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
4	The proposed Shencheng Garden situated at The 2nd Ring South Road, Hefei, Anhui Province, the PRC	The property comprises a parcel of composite land with a site area of 118,970.10 sq.m. (1,280,594 sq.ft.). The property is planned to be developed to a residential commercial development scheduled for completion in 2009. As advised by the Urban Development Group, upon completion, the property is planned to have a total gross floor area of approximately 267,185 sq.m. (2,875,979 sq.ft.) for composite use. The land use rights of the property have been granted for a term of 70 years for residential use and 40 years for commercial use.	The property is under construction.	RMB414,000,000

Notes:–

(1) According to Contract for Grant of Land Use Rights entered into between Hefei Land Resources Administration Bureau (合肥市國土資源局) ("Party A") and Shanghai Urban Development Group Hefei Real Estate Co., Ltd. (上海城開集團合肥置業有限公司) ("Party B") on 9th May 2006, Party A has agreed to grant the land use rights of the property with details as follows:–

(i)	Location	:	The 2nd Ring South Road
(ii)	Site area	:	229,805.90 sq.m. (only 134,547.48 sq.m. site area was granted); the final site area of the property is 118,970.10 sq.m. For details, refer to the Certificate for the Use of State-owned Land in note (2)._
(iii)	Use	:	Residential and Commercial
(iv)	Land use term	:	70 years for residential use and 40 years for commercial use
(v)	Plot ratio	:	2.6
(vi)	Greenery Ratio	:	Not less than 20%
(vii)	Land premium	:	RMB52,473,517
(viii)	Compensation fee	:	RMB75,835,947 (The grantee should negotiate such fee with the original land user)
(ix)	Building covenant	:	Construction works should be commenced before 31st December 2006.

Upon completion of 25% of total investment for the proposed project on the property, Shanghai Urban Development Group Hefei Real Estate Co., Ltd. (上海城開集團合肥置業有限公司) is entitled to transfer the property.

(2) According to 2 Certificates for the Use of State-owned Land all issued by Hefei Land Resources Bureau (合肥市國土資源局) on 24th May 2007 and 4th June 2007 respectively, the land use rights of the property, comprising a total site area of 118,970.10 sq.m., have been vested in Shanghai Urban Development Group Hefei Real Estate Co., Ltd. (上海城開集團合肥置業有限公司) for a land use term due to expire on 14th June 2046 for commercial use and 14th June 2076 for residential use with details as follows:–

Certificate No.	Site No.	Site Area *(sq.m.)*
(2007)318	B23089	59,549.71
(2007)352	B23090	59,420.39
		118,970.10

(3) According to Planning Permit for Construction Land No. (2006)077 issued by Hefei Planning Administration Bureau (合肥市規劃局) on 7th April 2006, the property is permitted to be developed with details as follows:–

(i)	Site area	:	229,805.90 sq.m. (inclusive of 32,882.40 sq.m. for road use and 15,709.12 sq.m. for greenery use)
(ii)	Site Coverage	:	Not more than 20%
(iii)	Building Height	:	Not higher than 120 metres

(4) According to 17 Planning Permits for Construction Works all issued by Hefei Planning Bureau Changsha Planning Administration Bureau (合肥市規劃管理局) on 28th May 2007 and 17th July 2007 respectively, portion of the property is permitted to be developed at a construction scale with details as follows:–

Certificate No.	Project Name	Gross Floor Area *(sq.m.)*
2007393	Shencheng Garden Block A-1	1,953.8
2007394	Shencheng Garden Block A-2	1,944.2
2007395	Shencheng Garden Block A-3	1,301.0
2007396	Shencheng Garden Block A-4	1,924.4
2007397	Shencheng Garden Block A-5	1,923.9
2007398	Shencheng Garden Block A-6	1,924.4
2007399	Shencheng Garden Block A-7	1,314.6
2007400	Shencheng Garden Block A-8	1,301.0
2007401	Shencheng Garden Block A-9	1,944.2
2007402	Shencheng Garden Block A-10	1,302.7
2007403	Shencheng Garden Block A-11	1,608.9
2007404	Shencheng Garden Block A-12	1,944.2
2007405	Shencheng Garden Block A-13	1,301.0
2007406	Shencheng Garden Block A-14	1,301.0
2007407	Shencheng Garden Block A-24	2,590.7
2007408	Shencheng Garden Block A-25	2,593.8
2007627	Shencheng Garden Block B-1	1,328.6
	Total:	29,502.4

(5) As advised by the Urban Development Group, as at 30th September 2007, the total development cost expended on the proposed development was approximately RMB53,751,284. We have taken into account such cost in our valuation.

(6) We are of the opinion that the "Capital value when completed" of the property, assuming it was completed in accordance with the development scheme provided to us by the Urban Development Group and sale on a strata-titled basis with immediate vacant possession as at the date of valuation was in the sum of RMB1,120,000,000.

(7) According to Business Licence No. 3401001007214 dated 1st June 2007, Shanghai Urban Development Group Hefei Real Estate Co., Ltd (上海城開集團合肥置業有限公司) was established for an operating period from 1st March 2006 to 28th February 2026. The current registered capital is RMB200,000,000.

(8) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 3401001007214, Shanghai Urban Development Group Hefei Real Estate Co., Ltd (上海城開集團合肥置業有限公司) was established for an operating period from 1st March 2006 to 28th February 2026 and is wholly owned by Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司). The current registered capital is RMB200,000,000;

(ii) Shanghai Urban Development Group Hefei Real Estate Co., Ltd (上海城開集團合肥置業有限公司) has settled all the land premium of the property as stated in the Contract for Grant of Land Use Rights;

(iii) According to 2 Certificates for the Use of State-owned Land Nos. (2007)318 and (2007)352 all issued by Hefei Land Resources Bureau (合肥市國土資源局) on 24th May 2007 and 4th June 2007 respectively, Shanghai Urban Development Group Hefei Real Estate Co., Ltd (上海城開集團合肥置業有限公司) has obtained the land use rights of the property, comprising a total site area of 118,970.10 sq.m. for a land use term due to expire on 14th June 2046 for commercial use and 14th June 2076 for residential use;

(iv) Shanghai Urban Development Group Hefei Real Estate Co., Ltd (上海城開集團合肥置業有限公司) is entitled to use, transfer, lease and mortgage the land use rights of the property with the residual term of its land use rights at no extra land premium payable to the government. Shanghai Urban Development Group Hefei Real Estate Co., Ltd (上海城開集團合肥置業有限公司) is entitled to the development and operation of the property;

(v) Shanghai Urban Development Group Hefei Real Estate Co., Ltd (上海城開集團合肥置業有限公司) has obtained the required permit and approval documents for the development of the property; and

(vi) The property is not subject to any mortgage.

(9) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Certificates for the Use of State-owned Land	Yes
Contract for Grant of Land Use Rights	Yes
Planning Permit for Construction Land	Yes
Planning Permit for Construction Works	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
5	The proposed Kun Cheng Di Jing Yuan situated at south of Yingbin Road, west of Han Pu Tang, Zhoushi Town, Kunshan, Jiangsu Province, the PRC	The property comprises a parcel of composite land with a site area of 205,016.5 sq.m. (2,206,798 sq.ft.). As advised by the Urban Development Group, upon completion, the property is planned to be developed to a residential development in 3 phases comprising mainly villas and apartments with a total gross floor area of approximately 264,030.12 sq.m. (2,842,020 sq.ft.). The land use rights of the property have been granted for land use terms due to expire on 25th March 2044 for commercial use and on 25th March 2074 for residential use.	The property is under construction.	RMB428,000,000 (90% interest attributable to the Urban Development Group: RMB385,200,000)

Notes:–

(1) According to Certificate for Use of State-owned Land No. (2006)12006106007 issued by Jiangsu Kunshan Land Resources Administration Bureau (昆山市國土資源局) on 21st April 2006, the land use rights of the property, comprising a site area of 205,016.50 sq.m., have been vested in Kunshan Urban Development Real Estate Development Co., Ltd. (昆山城開房地產開發有限公司) for land use terms due to expire on 25th March 2044 for commercial use and on 25th March 2074 for residential use.

(2) According to Contract for Grant of Land Use Rights No. (2003)62 entered into between Kunshan Land Resources Administration Bureau (昆山市國土資源局) ("Party A"), and Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) ("Party B"), Party A has agreed to grant the land use rights of the property with details as follows:–

(i)	Location	:	South of Yingbin Road, west of Han Pu Tang, Zhoushi Town
(ii)	Site area	:	201,168.90 sq.m.
(iii)	Use	:	Tourism, commercial and residential
(iv)	Land use term	:	70 years for residential use and 40 years for tourism and commercial use
(v)	Plot ratio	:	1.2
(vi)	Site coverage	:	Not more than 30%
(vii)	Greenery ratio	:	Not less than 45%
(viii)	Land premium	:	RMB780 per sq.m. (equivalent to RMB156,911,742)

(3) According to Planning Permit for Construction Land No. 2006-0034 issued by Kunshan Planning Bureau (昆山市規劃局) on 25th January 2006, the property is permitted to be developed with a site area of 205,018.60 sq.m..

(4) According to Planning Permits for Construction Works all issued by Kunshan Urban Planning Administration Bureau (昆山市規劃管理局) on 31st May 2006, portion of the property was permitted to be developed at a construction scale with details as follows:–

Certificate No.	Gross Floor Area *(sq.m.)*
2006-2349-2354	3,136.8
2006-2355-2358	1,788.4
2006-2359-2363	2,789.0
2006-2364	503.9
2006-2365-2369/3795	2,170.2
2006-2370/3791	868.0
2006-2372-2376	2,315.0
2006-2377-2380	1,702.0
2006-2381	14,423.4
2006-2382	9,760.0
2006-2383	10,699.0
2006-2384	5,103.0
2006-2385	11,099.0
2006-2386	14,935.6
2006-2387	230.0
2006-2388	3,461.0
	84,984.3

(5) According to Business Licence No. 3205831104323 dated 26th May 2007, Kunshan Urban Development Real Estate Development Co., Ltd. (昆山城開房地產開發有限公司) was established for an operating period from 5th July 2004 to 5th July 2034. The current registered capital is RMB100,000,000.

(6) As advised by the Urban Development Group, as at 30th September 2007, the total development cost expended on the proposed development was approximately RMB107,204,808. We have taken into account such cost in our valuation.

(7) We are of the opinion that the "Capital value when completed" of the property, assuming it was completed in accordance with the development scheme provided to us by the Urban Development Group and sale on a strata-titled basis with immediate vacant possession as at the date of valuation was in the sum of RMB1,196,000,000.

(8) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 3205831104323 dated 26th May 2007, Kunshan Urban Development Real Estate Development Co., Ltd. (昆山城開房地產開發有限公司) was established for an operating period from 5th July 2004 to 5th July 2034 and is owned by Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) (90%) and Shanghai Zhongxin Real Estate Development Company (上海中新房地產開發公司) (10%). The current registered capital is RMB100,000,000;

(ii) Kunshan Urban Development Real Estate Development Co., Ltd. (昆山城開房地產開發有限公司) has settled all the land premium of the property;

(iii) According to Certificate for Use of State-owned Land No. (2006)12006106007 issued by Jiangsu Kunshan Land Resources Administration Bureau (江蘇省昆山市國土資源局) on 21st April 2006, Kunshan Urban Development Real Estate Development Co., Ltd.

(昆山城開房地產開發有限公司) has obtained the land use rights of the property, comprising a total site area of 205,016.50 sq.m. land use terms due to expire on 25th March 2044 for commercial use and on 25th March 2074 for residential use;

(iv) Kunshan Urban Development Real Estate Development Co., Ltd. (昆山城開房地產開發有限公司) is entitled to use, transfer, lease and mortgage the land use rights of the property with the residual term of its land use rights at no extra land premium payable to the government;

(v) The property is subject to a mortgage in favour of China Construction Bank Kunshan Sub-branch; and

(vi) Kunshan Urban Development Real Estate Development Co., Ltd. (昆山城開房地產開發有限公司) has obtained Planning Permit for Construction Land.

(9) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Certificate for Use of State-owned Land	Yes
Contract for Grant of Land Use Rights	Yes
Planning Permit for Construction Land	Yes
Planning Permit for Construction Works	Yes

Group II – Properties held by the Urban Development Group for future development in the PRC

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
6	A parcel of composite land situated at Site 88, 150 Jiefang, Xujiahui, Xuhui District, Shanghai, the PRC	The property comprises a parcel of composite land with a site area of 35,343 sq.m. (380,432 sq.ft.). As advised by the Urban Development Group, upon completion, the property is planned to have a total gross floor area of approximately 168,414.75 sq.m. (1,812,816 sq.ft.) for composite use. The land use rights of the property have been transferred to for a term from 23rd July 1996 to 22nd July 2046 for composite use (commercial and residential use).	There are several temporary commercial buildings erected on the property. (Please see Note (1))	RMB2,520,000,000 (60% interest attributable to the Urban Development Group: RMB1,512,000,000)

Notes:–

(1) According to Shanghai Certificate of Real Estate Ownership No. (2007)012691 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 26th June 2007, the land use rights of the property, comprising a site area of 35,343 sq.m., have been vested in Shanghai Huanyu Urban Investment Development Co., Ltd. (上海寰宇城市投資發展有限公司) for a land use term from 23rd July 1996 to 22nd July 2046 for composite use (commercial and residential uses).

As inspected, there were several temporary buildings erected on the property, however, in the course of our valuation, we have disregarded these buildings in our valuation.

(2) According to an Approval on the Construction Scale of the Property No. (2005)694 issued by Shanghai Urban Planning Administration Bureau (上海市城市規劃管理局) on 9th August 2005, the development capacity of the property was approved with details as follows:–

(i)	Location	:	6 parcels of land situated at west and north to Guangyuan Road and Guangyuan Road West, south to Hongqiao Road, east to Tianping Road and Grand Gateway, Sub-centre of Xujiahui
(ii)	Site area	:	13.2 hectares
(iii)	Plot ratio	:	4.0 (whilst the plot ratio of Sites 1 and 2 are to be confirmed)
(iv)	Permitted gross floor area	:	Not more than 629,000 sq.m. above ground gross floor area

(3) According to Business Licence No. 3100001007238 dated 30th December 2005, Shanghai Huanyu Urban Investment Development Co., Ltd. (上海寰宇城市投資發展有限公司) was established with a registered capital of RMB830,528,640 for an operating period from 17th May 1996 to 26th July 2054.

(4) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 3100001007238, Shanghai Huanyu Urban Investment Development Co., Ltd. (上海寰宇城市投資發展有限公司) was established with a registered capital of RMB830,528,640 on 17th May 1996 for an operating period from 17th May 1996 to 26th July 2054 and is owned by Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) (60%), Shanghai Xuhui Land Development Co., Ltd. (上海徐滙土地發展有限公司) (30%) and Shanghai Xujiahui Center (Group) Co., Ltd. (上海徐家滙商城(集團)有限公司) (10%);

(ii) Shanghai Huanyu Urban Investment Development Co., Ltd. (上海寰宇城市投資發展有限公司) has settled all the land premium of the property as stated in the Contract for Grant of Land Use Rights;

(iii) According to Shanghai Certificate of Real Estate Ownership No. (2007)012691 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 26th June 2007, Shanghai Huanyu Urban Investment Development Co., Ltd. (上海寰宇城市投資發展有限公司) has obtained the land use rights of the property, comprising a total site area of 35,343 sq.m. for a land use term from 23rd July 1996 to 22nd July 2046 for composite use (commercial and residential uses);

(iv) Shanghai Huanyu Urban Investment Development Co., Ltd. (上海寰宇城市投資發展有限公司) is entitled to use, transfer, lease and mortgage the land use rights of the property with the residual term of its land use rights at no extra land premium payable to the government. Shanghai Huanyu Urban Investment Development Co., Ltd. (上海寰宇城市投資發展有限公司) is entitled to the development and operation of the property; and

(v) The property is not subject to any mortgage.

(5) As advised by Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司), the property was acquired in October 2005 at an acquisition cost of RMB976,035,557.

(6) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Shanghai Certificate of Real Estate Ownership	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
7	A parcel of residential land situated at No. 42 Fuxing Road West, Xuhui District, Shanghai, the PRC	The property comprises a parcel of composite land with a site area of 258 sq.m. (2,777 sq.ft.). The land use rights of the property have been allocated for an unspecified term for residential use.	The property is vacant.	No Commercial Value (Please see Note (2))

Notes:–

(1) According to Shanghai Certificate of Real Estate Ownership No. (2002)021073 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 20th June 2002, the land use rights of the property, comprising a site area of 258 sq.m., have been allocated to Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) for an unspecified land use term for residential use.

(2) According to Shanghai Certificate of Real Estate Ownership, the land use rights of the property is in allocation nature which is subject to approval from the government and extra land premium upon the disposal. However, on the assumption that approval from the government has been obtained, extra land premium has been settled and the property could be freely transferred, the capital value of the property in existing state as at 30th September 2007 was RMB1,800,000.

(3) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000.

(4) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000;

(ii) According to Shanghai Certificate of Real Estate Ownership No. (2002)021073 on 20th June 2002, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has obtained the land use rights of the property, comprising a site area of 258 sq.m. for an unspecified land use term for residential use;

(iii) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) is entitled to use, transfer, lease and mortgage the land use rights of the property; and

(iv) The land use rights are in allocation nature. The ownership transference of the property should be approved by relevant government and the land premium should be paid by the grantee. The interests of the land use rights during the ownership transference of the property is payable to the government or at its disposal.

(5) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
8	A parcel of residential land situated at west of No. 22, Lane 203, Kangping Road, Xuhui District, Shanghai, the PRC	The property comprises a parcel of composite land with a site area of 391 sq.m. (4,209 sq.ft.). The land use rights of the property have been allocated for an unspecified term for residential use.	The property is vacant.	No Commercial Value (Please see Note (2))

Notes:–

(1) According to Certificate of Real Estate Ownership No. (2003)006777 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 10th March 2003, the land use rights of the property, comprising a site area of 391 sq.m., have been allocated to Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) for an unspecified land use term for residential use.

(2) According to Certificate of Real Estate Ownership, the land use rights of the property is in allocation nature which is subject to approval from the government and extra land premium upon the disposal. However, on the assumption that approval from the government has been obtained, extra land premium has been settled and the property could be freely transferred, the capital value of the property in existing state as at 30th September 2007 was RMB2,730,000.

(3) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000.

(4) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000;

(ii) According to Certificate of Real Estate Ownership No. (2003)006777 dated 10th March 2003, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has obtained the land use rights of the property, comprising a site area of 391 sq.m. for an unspecified land use term for residential use;

(iii) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) is entitled to use, transfer, lease and mortgage the land use rights of the property; and

(iv) The land use rights are in allocation nature. The ownership transference of the property should be approved by relevant government and the land premium should be paid by the grantee. The interests of the land use rights during the ownership transference of the property is payable to the government or at its disposal.

(5) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Certificate of Real Estate Ownership	Yes
Business Licence	Yes

Group III – Properties owned and occupied by the Urban Development Group in the PRC

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
9	Portion of a residential building situated at No. 7 Lane 1057, Zhongshan South 2nd Road, Xuhui District, Shanghai, the PRC	The property comprises portion of a 3-storey residential building completed in 1994. The property has a total gross floor area of 1,658.31 sq.m. (17,850 sq.ft.). The land use rights of the property have been allocated for an unspecified term for residential use.	The property was leased for an unspecified term at a monthly rent of RMB45,659.93.	No Commercial Value (Please see Note (2))

Notes:–

(1) According to Shanghai Certificate of Real Estate Ownership No. (1998)008978 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 28th August 1998, the land use rights and building ownership of Nos. 4, 6 and 7, Lane 1057, Zhongshan South 2nd Road, comprising a site area of 8,081 sq.m. and a gross floor area of 46,787.14 sq.m. (inclusive of 1,453.59 sq.m. basement area), have been allocated to Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) for an unspecified land use term for residential use.

(2) According to Shanghai Certificate of Real Estate Ownership, the land use rights of the property is in allocation nature which is subject to approval from the government and extra land premium upon the disposal. However, on the assumption that approval from the government has been obtained, extra land premium has been settled and the property could be freely transferred, the capital value of the property in existing state as at 30th September 2007 was RMB12,700,000.

(3) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000.

(4) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000;

(ii) According to Shanghai Certificate of Real Estate Ownership No. (1998)008978 on 28th August 1998, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has obtained the land use rights and building ownership of the property, currently comprising a gross floor area of 1,658.31 sq.m. for an unspecified term for residential use;

(iii) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property;

(iv) The land use rights are in allocation nature. The ownership transference of the property should be approved by relevant government and the land premium should be paid by the grantee. The interests of the land use rights during the ownership transference of the property is payable to the government or at its disposal; and

(v) The property is subject to a mortgage in favour of Shanghai Rural Commercial Bank Xuhui Sub-branch from 27th July 2007 to 25th July 2008.

(5) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
10	Blocks 1, 2 and 8 situated at No. 776 Luoxiu Road, Xuhui District, Shanghai, the PRC	The property comprises a 2-storey, a single storey and a 5-storey factories completed in 1965, 1968 and 1991 respectively. The property has a total gross floor area of 6,735.92 sq.m. (72,505 sq.ft.). The land use rights of the property have been allocated for an unspecified term for industrial use.	The property is vacant.	No Commercial Value (Please see Note (2))

Notes:–

(1) According to Shanghai Certificate of Real Estate Ownership No. (2000)016188 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) in May 2000, the land use rights and building ownership of the property, comprising a site area of 7,195 sq.m. and a gross floor area of 6,735.92 sq.m., have been allocated to Shanghai Carton 16th Factory (上海紙盒十六廠) for an unspecified land use term for industrial use.

(2) According to Shanghai Certificate of Real Estate Ownership, the land use rights of the property is in allocation nature which is subject to approval from the government and extra land premium upon the disposal. However, on the assumption that approval from the government has been obtained, extra land premium has been settled and the property could be freely transferred, the capital value of the property in existing state as at 30th September 2007 was RMB12,000,000.

(3) According to Business Licence No. 310104000001404 dated 24th July 2007, Shanghai Carton 16th Factory (上海紙盒十六廠) was established for an unbounded operating period from 20th July 1981. The current registered capital is RMB826,000.

(4) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 310104000001404 dated 24th July 2007, Shanghai Carton 16th Factory (上海紙盒十六廠) was established for an unbounded operating period from 20th July 1981 and is wholly owned by Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) for an unbounded operating period. The current registered capital is RMB826,000;

(ii) According to Shanghai Certificates of Real Estate Ownership No. (2000)016188, Shanghai Carton 16th Factory (上海紙盒十六廠) has obtained the land use rights and building ownership of the property, comprising a gross floor area of 6,735.92 sq.m. for industrial use;

(iii) Shanghai Carton 16th Factory (上海紙盒十六廠) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property; and

(iv) The land use rights are in allocation nature. The ownership transference of the property should be approved by relevant government and the land premium should be paid by the grantee. The interests of the land use rights during the ownership transference of the property is payable to the government or at its disposal.

(5) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:-

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
11	20 office units on Levels 8, 9 and 10 and 12 car parks situated at No. 333 Zhaojiabang Road, Xuhui District, Shanghai, the PRC	The property comprises 20 office units on levels 8, 9 and 10 and 12 car parks of a 16-storey office building which was completed in 2001. The property has a total gross floor area of 5,640.10 sq.m. (60,710 sq.ft.). The land use rights of the property have been transferred for a term from 6th December 1992 to 5th December 2042 for composite use.	The property is occupied by the Urban Development Group for office use.	RMB83,660,000

Notes:–

(1) According to 16 Shanghai Certificates of Real Estate Ownership all issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 21st December 2003, the land use rights and building ownership of the property, comprising a total site area of 599.50 sq.m. and a total gross floor area of 5,640.10 sq.m., have been vested in Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) for a land use term from 6th December 1992 to 5th December 2042 for composite use with details as follows:–

Certificate No.	Unit No./Car Park No.	Apportioned Site Area *(sq.m.)*	Car Park Gross Floor Area *(sq.m.)*	Gross Floor Area *(sq.m.)*
(2004)000428	Units 905 and 906/Car Park No. 24	44.20	49.03	372.77
(2004)000431	Unit 807	18.60	–	156.48
(2004)000434	Unit 1001/Car Park No. 26	53.80	49.03	453.71
(2004)000441	Unit 1002/Car Park No. 27	55.70	49.03	469.55
(2004)000446	Unit 1003/Car Park No. 28	49.10	49.03	413.78
(2004)000448	Unit 1004/Car Park No. 29	49.40	49.03	416.48
(2004)000451	Units 907 and 908/Car Park No. 25	44.50	49.03	374.62
(2004)000461	Units 903 and 904/Car Park No. 23	53.50	49.03	450.86
(2004)000465	Units 901 and 902/Car Park No. 22	53.50	49.03	450.86
(2004)000468	Unit 808/Car Park No. 32	25.90	49.03	218.14
(2004)000474	Unit 805/Car Park No. 31	25.90	49.03	218.14
(2004)000477	Unit 804/Car Park No. 21	35.70	49.03	301.16
(2004)000481	Unit 802	17.80	–	149.70
(2004)000484	Unit 801/Car Park No. 20	35.70	49.03	301.16
(2004)000485	Unit 803	17.80	–	149.70
(2004)000486	Unit 806	18.40	–	154.63
		599.50	588.36	5,051.74

(2) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000.

(3) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000;

(ii) According to 16 Shanghai Certificates of Real Estate Ownership Nos. (2004)000428, (2004)000431, (2004)000434, (2004)000441, (2004)000446, (2004)000448, (2004)000451, (2004)000461, (2004)000465, (2004)000468, (2004)000474, (2004)000477, (2004)000481, (2004)000484, (2004)000485 and (2004)000486 on 21st December 2003, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has obtained the land use rights and building ownership of the property, comprising a total gross floor area of 5,640.10 sq.m.;

(iii) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property within the specified period; and

(iv) The property is subject to a mortgage in favor of Xuhui Sub-branch of Shanghai Pudong Development Bank to an extent of RMB70,000,000 from 18th April 2006 to 17th April 2009.

(4) As advised by Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司), the property was acquired in December 2003 at an acquisition cost of RMB42,377,783.

(5) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
12	Villa C10 situated at South Area of Shanghai Labour Union Holiday Resort, Shajiabang Town, Changshu, Jiangsu Province, the PRC	The property comprises a 3-storey villa which was completed in 2000. The property has a gross floor area of 639 sq.m. (6,878 sq.ft.). The land use rights of the property have been granted for a term due to expire on 20th December 2044 for tourism use.	The property is vacant.	RMB2,780,000

Notes:–

(1) According to Building Ownership Certificate No. 00000360 issued by Changshu Real Estate Administration Bureau (常熟市房地產管理局) on 8th January 2001, the building ownership of the property, comprising a gross floor area of 639 sq.m., have been vested in Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司).

(2) According to Certificate for the Use of State-owned Land No. (2005)001333 issued by Changshu Land Resources Bureau (常熟市國土資源局) on 18th July 2005, the land use rights of the property, comprising a site area of 1,006 sq.m., have been vested in Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) for a land use term due to expire on 20th December 2044 for tourism use.

(3) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000.

(4) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000;

(ii) According to Building Ownership Certificate No. 00000360 and Certificate for the Use of Stated-owned Land (2005)001333, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has obtained the land use rights and building ownership of the property, comprising a gross floor area of 639 sq.m.;

(iii) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property within the specified period; and

(iv) The property is not subject to any mortgage.

(5) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Certificate for the Use of Stated-owned Land	Yes
Building Ownership Certificate	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
13	An office building situated at No. 4, Lane 393, Xiangyang Road South, Xuhui District, Shanghai, the PRC	The property comprises a 4-storey office building completed in 1998. The property has a gross floor area of 576 sq.m. (6,200 sq.ft.).	The property was leased for a term from 1st January 2006 to 31st October 2015 at a monthly rent of RMB5,875.	No Commercial Value (Please see Note (2))

Notes:–

(1) According to Shanghai Certificate of Real Estate Ownership No. 0080236 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 29th February 1996, the building ownership of the property, comprising a gross floor area of 576 sq.m., have been vested in Shanghai Xuhui District Urban Construction Development Company (上海市徐滙區城市建設開發總公司) for office use.

(2) According to aforesaid Shanghai Certificate of Real Estate Ownership, the land use rights of the property is in allocation nature which is subject to approval from the government and extra land premium upon the disposal. However, on the assumption that approval from the government has been obtained, extra land premium has been settled and the property could be freely transferred, the capital value of the property in existing state as at 30th September 2007 was RMB7,270,000.

(3) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000.

(4) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000;

(ii) According to Shanghai Certificate of Real Estate Ownership No. 0080236 on 29th February 1996, Shanghai Xuhui District Urban Construction Development Company (上海市徐滙區城市建設開發總公司) has obtained the building ownership of the property, comprising a gross floor area of 576 sq.m.;

(iii) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has obtained the entire rights and interests of Shanghai Xuhui District Urban Construction Development Company (上海市徐滙區城市建設開發總公司);

(iv) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property;

(v) The land use rights are in allocation nature. The ownership transference of the property should be approved by relevant government and the land premium should be paid by the grantee. The interests of the land use rights during the ownership transference of the property is payable to the government or at its disposal; and

(vi) The property is not subject to any mortgage.

(5) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

Group IV – Properties held by the Urban Development Group for investment in the PRC

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
14	Levels 1 to 3, Nos. 498 and 500 Lane 388 Pubei Road, Xuhui District, Shanghai, the PRC	The property comprises various shops on levels 1 to 3 of a 14-storey composite building completed in 2001. The property has a total gross floor area of 3,262.94 sq.m. (35,122 sq.ft.). The land use rights of the property have been granted for a term from 30th June 2000 to 30th June 2050 for composite use.	Level 1 of the property was leased for a term from 8th February 2002 to 7th February 2012 at a monthly rent of RMB52,888.88 and the remaining portion is vacant.	RMB34,240,000

Notes:–

(1) According to Shanghai Certificate of Real Estate Ownership No. (2001)010768 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 31st December 2001, the land use rights and building ownership of various units situated at Nos. 10 and 11 of Lane 388 and Nos. 498 and 500 Pubei Road, Nos. 64 and 66 of Guilin Road West, comprising a gross floor area of 5,763.22 sq.m., have been vested in Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) for a land use term from 30th June 2000 to 30th June 2050 for composite use.

(2) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000.

(3) We issued a report on 15th December 2007 regarding valuation of the property as at 31st July 2007. The capital value in existing state as at 31st July 2007 of the property was RMB34,240,000.

(4) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000;

(ii) According to Shanghai Certificate of Real Estate Ownership No. (2001)010768 on 31st December 2001, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has obtained the land use rights and building ownership of the property, currently comprising a gross floor area of 3,262.94 sq.m. for a land use term from 30th June 2000 to 30th June 2050 for composite use;

(iii) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property within the specified period; and

(iv) The property is subject to a mortgage in favour of Shanghai Rural Commercial Bank Xuhui Sub-branch from 27th July 2007 to 25th July 2008.

(5) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
15	A commercial building and non-motor vehicle shed situated at Nos. 111 and 123 Tianyaoqiao Road, Xuhui District, Shanghai. the PRC	The property comprises a 7-storey commercial building with basement and non-motor vehicle shed completed in 2002. The property has a total gross floor area of 14,234.55 sq.m. (153,221 sq.ft.). The land use rights of the property have been allocated for an unspecified term for commercial use.	Portion of the property with a total gross floor area of approximately 10,841.60 sq.m. is subject to various tenancies with the latest expiry date on 15th November 2014 at an annual rent of approximately RMB18,828,000, exclusive of utilities charges.	No Commercial Value (Please see Note (2))

Notes:–

(1) According to Certificate of Real Estate Ownership No. (1998)005656 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 15th June 1998, the land use rights and building ownership of Nos. 111 and 123 Tianyaoqiao Road, comprising a site area of 2,673 sq.m. and a gross floor area of 14,234.55 sq.m., have been allocated to Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) for an unspecified land use term for commercial use.

(2) According to Certificate of Real Estate Ownership, the land use rights of the property is in allocation nature which is subject to approval from the government and extra land premium upon the disposal. However, on the assumption that approval from the government has been obtained, extra land premium has been settled and the property could be freely transferred, the capital value of the property in existing state as at 30th September 2007 was RMB278,000,000.

(3) We issued a report on 15th December 2007 regarding valuation of the property as at 31st July 2007. We have ascribed no commercial value to the property as at 31st July 2007. However, on the assumption that approval from the government has been obtained, extra land premium has been settled and the property could be freely transferred, the capital value of the property in existing state as at 31st July 2007 was RMB278,000,000.

(4) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000.

(5) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000;

(ii) According to Certificate of Real Estate Ownership No. (1998)005656 on 15th June 1998, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has obtained the land use rights and building ownership of the property, comprising a site area of 2,673 sq.m. and a gross floor area of 14,234.55 sq.m. for an unspecified term for commercial use. The use rights of No. 111 of the property, comprising a gross floor area 99.84 sq.m. has been vested in Shanghai Municipal Public Transportation General Company (上海市公共交通總公司). As

advised by the Urban Development Group, Shanghai Municipal Public Transportation General Company (上海市公共交通總公司) is an independent third party to Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司);

(iii) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property;

(iv) The land use rights are in allocation nature. The ownership transference of the property should be approved by relevant government and the land premium should be paid by the grantee. The interests of the land use rights during the ownership transference of the property is payable to the government or at its disposal;

(v) The property situated at Nos. 111 and 123 Tianyaoqiao Road, Shanghai is subject to a mortgage in favour of Shenzhen Development Bank Co., Ltd. Shanghai Minhang Sub-branch to an extent of RMB90,000,000; and

(vi) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) is entitled to transfer and re-mortgage the building ownership of the property subject to the consent of the mortgagee.

(6) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
16	A detached villa situated at No. 3 Lane 16, Gaoyou Road, Xuhui District, Shanghai, the PRC	The property comprises a 3-storey villa residential building which was completed in 1993. The property has a gross floor area 347.07 sq.m. (3,736 sq.ft.).	The property is vacant.	No Commercial Value (Please see Note (2))

Notes:–

(1) According to Shanghai Certificate of Real Estate Ownership Nos. 00691 and 00692 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 24th January 1995, the building ownership of various units situated at Nos. 1 to 7 situated at Lane 16, Gaoyou Road, comprising a total gross floor area of 2,699.56 sq.m., has been vested in Shanghai Xuhui District Urban Construction Development Company (上海市徐滙區城市建設開發總公司) for residential use.

(2) According to aforesaid Shanghai Certificate of Real Estate Ownership, the land use rights of the property is in allocation nature which is subject to approval from the government and extra land premium upon the disposal. However, on the assumption that approval from the government has been obtained, extra land premium has been settled and the property could be freely transferred, the capital value of the property in existing state as at 30th September 2007 was RMB13,560,000.

(3) We issued a report on 15th December 2007 regarding valuation of the property as at 31st July 2007. We have ascribed no commercial value to the property as at 31st July 2007. However, on the assumption that approval from the government has been obtained, extra land premium has been settled and the property could be freely transferred, the capital value of the property in existing state as at 31st July 2007 was RMB13,560,000.

(4) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000.

(5) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000;

(ii) According to Shanghai Certificate of Real Estate Ownership Nos. 00691 and 00692 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 24th January 1995, Shanghai Xuhui District Urban Construction Development Company (上海市徐滙區城市建設開發總公司) has obtained the building ownership of the property, currently comprising a gross floor area of 347.07 sq.m.;

(iii) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has obtained the entire rights and interests of Shanghai Xuhui District Urban Construction Development Company (上海市徐滙區城市建設開發總公司);

(iv) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property;

(v) The land use rights are in allocation nature. The ownership transference of the property should be approved by relevant government and the land premium should be paid by the grantee. The interests of the land use rights during the ownership transference of the property is payable to the government or at its disposal; and

(vi) The property is not subject to any mortgage.

(6) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:-

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
17	A detached villa situated at No. 11 Lane 905, Huashan Road, Xuhui District, Shanghai, the PRC	The property comprises a 3-storey villa residential building which was completed in 1993. The property has a gross floor area 353.50 sq.m. (3,805 sq.ft.).	The property is vacant.	No Commercial Value (Please see Note (2))

Notes:–

(1) According to Shanghai Certificate of Real Estate Ownership No. 00690 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 24th January 1995, the building ownership of various units situated at Nos. 10 to 12 and 17 to 19 situated at Lane 905, Huashan Road, comprising a total gross floor area of 2,240 sq.m., has been vested in Shanghai Xuhui District Urban Construction Development Company (上海市徐滙區城市建設開發總公司) for residential use.

(2) According to aforesaid Shanghai Certificate of Real Estate Ownership, the land use rights of the property is in allocation nature which is subject to approval from the government and extra land premium upon the disposal. However, on the assumption that approval from the government has been obtained, extra land premium has been settled and the property could be freely transferred, the capital value of the property in existing state as at 30th September 2007 was RMB14,090,000.

(3) We issued a report on 15th December 2007 regarding valuation of the property as at 31st July 2007. We have ascribed no commercial value to the property as at 31st July 2007. However, on the assumption that approval from the government has been obtained, extra land premium has been settled and the property could be freely transferred, the capital value of the property in existing state as at 31st July 2007 was RMB14,090,000.

(4) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000.

(5) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000;

(ii) According to Shanghai Certificate of Real Estate Ownership No. 00690 dated 24th January 1995, Shanghai Xuhui District Urban Construction Development Company (上海市徐滙區城市建設開發總公司) has obtained the building ownership of the property, comprising a gross floor area of 353.30 sq.m.;

(iii) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has obtained the entire rights and interests of Shanghai Xuhui District Urban Construction Development Company (上海市徐滙區城市建設開發總公司);

(iv) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property;

(v) The land use rights are in allocation nature. The ownership transference of the property should be approved by relevant government and the land premium should be paid by the grantee. The interests of the land use rights during the ownership transference of the property is payable to the government or at its disposal; and

(vi) The property is not subject to any mortgage.

(6) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

Group V – Properties held by the Urban Development Group for sale in the PRC

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
18	Units 307, 602 and 1501, No. 1, Lane 338, Dong'an Road, Xuhui District, Shanghai, the PRC	The property comprises 3 residential units of an 18-storey residential building which was completed in 1996. The property has a total gross floor area of 338.48 sq.m. (3,643 sq.ft.). The land use rights of the property have been allocated for an unspecified term for residential use.	1 unit of the property with a total gross floor area of 103.22 sq.m. is leased for a term from 1st January 2007 to 31st December 2007 at a monthly rent of RMB1,000, whilst the remaining portion is vacant.	No Commercial Value (Please see Note (2))

Notes:–

(1) According to Shanghai Certificate of Real Estate Ownership No. (1997) 004344 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 10th September 1997, the land use rights and building ownership of various units situated at No. 1, Lane 338, Dong'an Road, comprising a site area of 2,514.20 sq.m. and a total gross floor area of 12,773.12 sq.m., have been vested in Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) and Shanghai Xuhui Real Estate Operation Company (上海市徐滙房產經營公司) for an unspecified land use term for residential use.

(2) According to aforesaid Shanghai Certificate of Real Estate Ownership, the land use rights of the property is in allocation nature which is subject to approval from the government and extra land premium upon the disposal. However, on the assumption that approval from the government has been obtained, extra land premium has been settled and the property could be freely transferred, the capital value of the property in existing state as at 30th September 2007 was RMB3,950,000 (76.47% interest attributable to the Urban Development Group: RMB3,020,565).

(3) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000.

(4) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000;

(ii) According to Shanghai Certificate of Real Estate Ownership No. (1997) 004344 dated 10th September 1997, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has obtained the land use rights and building ownership of the property, currently comprising a total gross floor area of 338.48 sq.m. for an unspecified term for residential use; and

(iii) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property;

(iv) The land use rights are in allocation nature. The ownership transference of the property should be approved by relevant government and the land premium should be paid by the grantee. The interests of the land use rights during the ownership transference of the property is payable to the government or at its disposal; and

(v) The property is not subject to any mortgage.

(5) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
19	2 townhouse units situated at Nos. 80 and 82, Lane 280, Wukang Road, Xuhui District, Shanghai, the PRC	The property comprises 2 townhouse units which were completed in 2002. The property has a total gross floor area of 354.41 sq.m. (3,815 sq.ft.). The land use rights of the property have been granted for a term from 20th November 2000 to 19th November 2070 for residential use.	The property is vacant.	RMB8,470,000

Notes:–

(1) According to Shanghai Certificate of Real Estate Ownership No. (2002) 008630 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 2nd September 2002, the land use rights and building ownership of the property, comprising a site area of 450 sq.m. and a gross floor area of 354.41 sq.m., have been vested in Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) for a land use term from 20th November 2000 to 19th November 2070 for residential use.

(2) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000.

(3) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000;

(ii) According to Shanghai Certificate of Real Estate Ownership No. (2002) 008630 dated 2nd September 2002, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has obtained the land use rights and building ownership of the property, comprising a total gross floor area of 354.41 sq.m.;

(iii) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property within the specified period; and

(iv) The property is not subject to any mortgage.

(4) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
20	4 residential units and 4 car parks situated at Nos. 2, 7 and 10, Lane 568, Julu Road, Xuhui District, Shanghai the PRC	The property comprises 4 residential units and 4 car parking spaces in an 8-storey and a 19-storey residential buildings which were completed between 1997 and 1998. The property has a total gross floor area of 518.87 sq.m. (5,585 sq.ft.), including 4 car parking spaces. The land use rights of the property have been granted for respective terms from 22nd November 2004 to 15th May 2064 for residential use and from 22nd November 2004 to 1st July 2036 for car park use.	The property is vacant.	RMB9,860,000

Notes:–

(1) According to Shanghai Certificates of Real Estate Ownership issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 22nd November 2004, the land use rights and building ownership of the property, comprising a total gross floor area of 518.87 sq.m., have been vested in Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) for a land use term from 22nd November 2004 to 15th May 2064 for residential use and 22nd November 2004 to 1st July 2036 for car park use with details as follows:–

Certificate No.	Unit No.	Car Park No.	Gross Floor Area *(sq.m.)*
(2004) 000361	Unit A, Level 5, No. 2	Car Park No. 263 in Basement, No. 10	165.41
(2004) 000362	Unit C, Level 5, No. 7	Car Park No. 260 in Basement, No. 10	94.94
(2004) 000363	Unit A, Level 2, No. 7	Car Park No. 120 in Basement, No. 10	103.09
(2004) 000364	Unit B, Level 1, No. 2	Car Park No. 129 in Basement, No. 10	155.43
		Total:	518.87

(2) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000.

(3) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000;

(ii) According to Shanghai Certificates of Real Estate Ownership Nos. (2004)000361, (2004)000362, (2004)000363 and (2004)000364 dated 22nd November 2004, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has obtained the land use rights and building ownership of the property, comprising a total gross floor area of 518.87 sq.m. including car park use;

(iii) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property within the specified period; and

(iv) The property is not subject to any mortgage.

(4) As advised by Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司), the property was acquired in May 2005 at an acquisition cost of RMB3,280,720.

(5) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:-

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
21	16 shops situated at Lanes 1187 and 1351 Nanmatou Road, Pudong New District, Shanghai, the PRC	The property comprises 16 shops of a residential development which were completed in 1995 and 1997. The property has a total gross floor area of 2,620.01 sq.m. (28,202 sq.ft.). The land use rights of the property have been allocated for an unspecified term for residential and commercial uses.	The property is subject to various tenancies with the latest expiry date on 14th January 2014 at a monthly rent of RMB113,088.33.	No Commercial Value (Please see Note (2))

Notes:–

(1) According to Shanghai Certificates of Real Estate Ownership Nos. (1999)018730 and (2004)134027 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 24th May 1999 and 26th November 2004, the land use rights and building ownership of Lanes 1187 and 1351, Nos. 1427 to 1431 Nanmatou Road and Nos. 607 to 643 Changli Road East, comprising a total gross floor area of 48,941.51 sq.m., have been vested in Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) for an unspecified land use term for residential and commercial uses.

(2) According to aforesaid Shanghai Certificates of Real Estate Ownership, the land use rights of the property is in allocation nature which is subject to approval from the government and extra land premium upon the disposal. However, on the assumption that approval from the government has been obtained, extra land premium has been settled and the property could be freely transferred, the capital value of the property in existing state as at 30th September 2007 was RMB41,440,000.

(3) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000.

(4) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000;

(ii) According to Shanghai Certificates of Real Estate Ownership Nos. (1999)018730 and (2004)134027 issued on 24th May 1999 and 26th November 2004 respectively, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has obtained the land use rights and building ownership of the property, currently comprising gross floor areas of 1,688.30 sq.m. and 931.71 sq.m. respectively;

(iii) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property;

(iv) The land use rights are in allocation nature. The ownership transference of the property should be approved by relevant government and the land premium should be paid by the grantee. The interests of the land use rights during the ownership transference of the property is payable to the government or at its disposal; and

(v) The property is not subject to any mortgage.

(5) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
22	6 residential units situated at Nos.73 and 74, Lane 301, Sanjiang Road, Xuhui District, Shanghai, the PRC	The property comprises 6 residential units of a 6-storey residential building which was completed in 1998. The property has a total gross floor area of 765.72 sq.m. (8,242 sq.ft.). The land use rights of the property have been granted for a land use term from 8th January 1999 to 7th January 2069 for residential use.	The property is vacant.	RMB7,510,000

Notes:–

(1) According to Shanghai Certificate of Real Estate Ownership No. (1999)000127 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 11th January 1999, the land use rights and building ownership of Nos. 73 to 75, Lane 301, Sanjiang Road, comprising a site area of 1,581 sq.m. and a gross floor area of 3,518.28 sq.m., have been vested in Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) for a land use term from 8th January 1999 to 7th January 2069 for residential use.

(2) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000.

(3) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000;

(ii) According to Shanghai Certificate of Real Estate Ownership No. (1999)000127 dated 11th January 1999, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has obtained the land use rights and building ownership of the property, currently comprising a gross floor area of 765.72 sq.m.;

(iii) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property within the specified period; and

(iv) The property is not subject to any mortgage.

(4) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
23	3 residential units and 1 shop situated at Caoxi 2nd Village, Xuhui District, Shanghai, the PRC	The property comprises 3 residential units and a shop of a residential development which was completed in 1990s. The property has a total gross floor area of 289.07 sq.m. (3,112 sq.ft.). The land use rights of the property have been allocated for an unspecified term for residential and commercial uses.	The property is vacant.	No Commercial Value (Please see Note (2))

Notes:–

(1) According to Shanghai Certificates of Real Estate Ownership Nos. (2000)036350 and (2001)033570 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 24th August 2000 and 29th April 2001 respectively, the land use rights and building ownership of various units situated at Nos. 201 to 203 and 207 to 212, Caoxi 2nd Village and Nos. 106 to 108, Caodongzhi Road have been vested in Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) for an unspecified land use term for residential and commercial uses.

(2) According to aforesaid Shanghai Certificate of Real Estate Ownership, the land use rights of the property is in allocation nature which is subject to approval from the government and extra land premium upon the disposal. However, on the assumption that approval from the government has been obtained, extra land premium has been settled and the property could be freely transferred, the capital value of the property in existing state as at 30th September 2007 was RMB3,240,000.

(3) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000.

(4) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000;

(ii) According to Shanghai Certificates of Real Estate Ownership Nos. (2000)036350 and (2001)033570 issued on 24th August 2000 and 29th April 2001 respectively, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has obtained the land use rights and building ownership of part of the property, currently comprising gross floor areas of 193.18 sq.m. and 95.89 sq.m. respectively;

(iii) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property;

(iv) The land use rights are in allocation nature. The ownership transference of the property should be approved by relevant government and the land premium should be paid by the grantee. The interests of the land use rights during the ownership transference of the property is payable to the government or at its disposal; and

(v) The property is not subject to any mortgage.

(5) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Shanghai Certificates of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
24	6 residential units situated at Nos. 39, 41 and 42, Lane 300, Qinzhou Road South, Xuhui District, Shanghai, the PRC	The property comprises 6 residential units of the 6-storey residential buildings which were completed in 1994. The property has a total gross floor area of 323.78 sq.m. (3,485 sq.ft.). The land use rights of the property have been granted for an unspecified term for residential use.	The property is vacant.	RMB2,750,000

Notes:–

(1) According to Shanghai Certificate of Real Estate Ownership No. (2000)025701 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 17th July 2000, the land use rights and building ownership of various units situated at Nos. 7 to 8, 10, 17, 25 to 26, 31 to 34, 39 to 42, Lane 300, Qinzhou Road South, comprising a site area of 12,127 sq.m. and a gross floor area of 17,169.53 sq.m., have been vested in Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) for an unspecified land use term for residential use.

(2) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000.

(3) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000;

(ii) According to Shanghai Certificate of Real Estate Ownership No. (2000)025701 dated 17th July 2000, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has obtained the land use rights and building ownership of the property, currently comprising a gross floor area of 323.78 sq.m.;

(iii) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property; and

(iv) The property is not subject to any mortgage.

(4) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
25	14 residential units situated at Nos. 1-5, 24, 49 and 57, Lane 301, Sanjiang Road, Xuhui District, Shanghai, the PRC	The property comprises 14 residential units of a residential development which was completed in 1990s. The property has a total gross floor area of 592.73 sq.m. (6,380 sq.ft.). The land use rights of the property have been allocated for an unspecified term and use.	Unit 602, 603, 604 and 605 of No. 1 and Unit 604 of No. 57 are subject to various tenancies with the latest expiry date on 30th June 2008 at a monthly rent of RMB3,500 and the remaining portion is vacant.	No Commercial Value (Please see Note (2))

Notes:–

(1) According to Shanghai Certificate of Real Estate Ownership No. 83239 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 30th July 1996, the building ownership of various units situated at Nos. 1 to 17, 19 to 21, 24 to 58 and 63 to 68, Lane 301, Sanjiang Road, comprising a gross floor area of 35,407.06 sq.m., have been vested in Shanghai Xuhui District Urban Construction Development Company (上海市徐滙區城市建設開發總公司).

(2) According to aforesaid Shanghai Certificate of Real Estate Ownership, the land use rights of the property is in allocation nature which is subject to approval from the government and extra land premium upon the disposal. However, on the assumption that approval from the government has been obtained, extra land premium has been settled and the property could be freely transferred, the capital value of the property in existing state as at 30th September 2007 was RMB5,760,000.

(3) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000.

(4) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000;

(ii) According to Shanghai Certificate of Real Estate Ownership No. 83239, Shanghai Xuhui District Urban Construction Development Company (上海市徐滙區城市建設開發總公司) has obtained the building ownership of the property, currently comprising a gross floor area of 592.73 sq.m.;

(iii) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has obtained the entire rights and interests of Shanghai Xuhui District Urban Construction Development Company (上海市徐滙區城市建設開發總公司);

(iv) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property;

(v) The land use rights are in allocation nature. The ownership transference of the property should be approved by relevant government and the land premium should be paid by the grantee. The interests of the land use rights during the ownership transference of the property is payable to the government or at its disposal; and

(vi) The property is not subject to any mortgage.

(5) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
26	Unit 102, No. 80 Changqiao 3rd Village, Xuhui District, Shanghai, the PRC	The property comprises a shop of a 6-storey residential building which was completed in 1990s. The property has a gross floor area of 54.39 sq.m. (585 sq.ft.). The land use rights of the property have been allocated for an unspecified term for residential use.	The property is vacant.	No Commercial Value (Please see Note (2))

Notes:–

(1) According to Shanghai Certificate of Real Estate Ownership No. 20157 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 23rd August 1995, the building ownership of Nos. 46 to 52, 54 to 55, 58 to 63, 65 to 67, 70 to 76, 80 to 83, 125 to 131, 136, 137, 145 to 149 and 155 to 159, Changqiao 3rd Village, comprising a gross floor area of 30,986.25 sq.m., have been vested in Shanghai Xuhui District Urban Construction Development Company (上海市徐滙區城市建設開發總公司) for an unspecified term for residential use.

(2) According to aforesaid Shanghai Certificate of Real Estate Ownership, the land use rights of the property is in allocation nature which is subject to approval from the government and extra land premium upon the disposal. However, on the assumption that approval from the government has been obtained, extra land premium has been settled and the property could be freely transferred, the capital value of the property in existing state as at 30th September 2007 was RMB880,000.

(3) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000.

(4) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000;

(ii) According to Shanghai Certificate of Real Estate Ownership No. 20157 dated 23rd August 1995, Shanghai Xuhui District Urban Construction Development Company (上海市徐滙區城市建設開發總公司) has obtained the building ownership of the property, comprising a total gross floor area of 54.39 sq.m.;

(iii) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has obtained the entire rights and interests of Shanghai Xuhui District Urban Construction Development Company (上海市徐滙區城市建設開發總公司);

(iv) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property;

(v) The land use rights are in allocation nature. The ownership transference of the property should be approved by relevant government and the land premium should be paid by the grantee. The interests of the land use rights during the ownership transference of the property is payable to the government or at its disposal; and

(vi) The property is not subject to any mortgage.

(5) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
27	12 residential units and 7 shops situated at Lanes 9, 14 and 30, Guilin Street West, Xuhui District, Shanghai, the PRC	The property comprises 12 residential units and 7 shops of the 6- and 8-storey residential buildings which were completed in 1995. The property has a total gross floor area of 896.45 sq.m. (9,649 sq.ft.). The land use rights of the property have been allocated for an unspecified term.	No. 1 and 17 are leased for a term from 1st July 2006 to 30th June 2011 at a monthly rent of RMB25,500 and the remaining portion is vacant.	No Commercial Value (Please see Note (2))

Notes:–

(1) According to Shanghai Certificate of Real Estate Ownership Nos. 01227, 82750 and 82854 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 27th November 1995, 29th February 1996 and 30th May 1996 respectively, the building ownership of No.1 Lane 14, Nos. 1-27 Lane 30 and Nos. 1-55 Lane 9, Guilin Street West have been vested in Shanghai Xuhui District Urban Construction Development Company (上海市徐滙區城市建設開發總公司) for an unspecified term for residential use.

(2) According to aforesaid Shanghai Certificate of Real Estate Ownership, the land use rights of the property is in allocation nature which is subject to approval from the government and extra land premium upon the disposal. However, on the assumption that approval from the government has been obtained, extra land premium has been settled and the property could be freely transferred, the capital value of the property in existing state as at 30th September 2007 was RMB9,840,000.

(3) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000.

(4) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000;

(ii) According to Shanghai Certificate of Real Estate Ownership Nos. 01227, 82750 and 82854, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has obtained the land use rights and building ownership of the property, comprising a gross floor area of 896.45 sq.m.

(iii) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has obtained the entire rights and interests of Shanghai Xuhui District Urban Construction Development Company (上海市徐滙區城市建設開發總公司);

(iv) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property;

(v) The land use rights are in allocation nature. The ownership transference of the property should be approved by relevant government and the land premium should be paid by the grantee. The interests of the land use rights during the ownership transference of the property is payable to the government or at its disposal; and

(vi) The property is not subject to any mortgage.

(5) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
28	3 residential units situated at Lanes 50, 51 and 105 Dongquan Road, Xuhui District, Shanghai the PRC	The property comprises 3 residential units of a residential development which was completed in 1990s. The property has a total gross floor area of 138.79 sq.m. (1,494 sq.ft.). The land use rights of the property have been allocated for an unspecified term.	The property is vacant.	No Commercial Value (Please see Note (2))

Notes:–

(1) According to Shanghai Certificate of Real Estate Ownership Nos. 83163, 83164 and 83235 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 30th July 1996, the building ownership of various units situated at Nos. 1 to 21, 23 to 25 and 27 to 30 of Lane 50, Nos. 1 to 26 of Lane 51, Nos. 1 to 38 of Lane 105 Dongquan Road, have been vested in Shanghai Xuhui District Urban Construction Development Company (上海市徐滙區城市建設開發總公司) for an unspecified term for residential use.

(2) According to aforesaid Shanghai Certificate of Real Estate Ownership, the land use rights of the property is in allocation nature which is subject to approval from the government and extra land premium upon the disposal. However, on the assumption that approval from the government has been obtained, extra land premium has been settled and the property could be freely transferred, the capital value of the property in existing state as at 30th September 2007 was RMB1,190,000.

(3) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000.

(4) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000;

(ii) According to Shanghai Certificate of Real Estate Ownership Nos. 83163, 83164 and 83235 on 30th July 1996, Shanghai Xuhui District Urban Construction Development Company (上海市徐滙區城市建設開發總公司) has obtained the building ownership of the property, comprising a gross floor areas of 138.79 sq.m.;

(iii) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has obtained the entire rights and interests of Shanghai Xuhui District Urban Construction Development Company (上海市徐滙區城市建設開發總公司);

(iv) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property;

(v) The land use rights are in allocation nature. The ownership transference of the property should be approved by relevant government and the land premium should be paid by the grantee. The interests of the land use rights during the ownership transference of the property is payable to the government or at its disposal; and

(vi) The property is not subject to any mortgage.

(5) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
29	3 residential units situated at No.1 Lane 105 Taiyuan Road and No.425 Yongjia Road, Xuhui District, Shanghai, the PRC	The property comprises 3 residential units of the 6-storey residential buildings which were completed in 1995 and 1996. The property has a total gross floor area of 543.87 sq.m. (5,854 sq.ft.). The land use rights of Units 101 and 102 have been granted for unspecified term for residential use whilst the land use rights of Unit 303 have been allocated for an unspecified term for residential use.	The property is subject to various tenancies with the latest expiry date on 19th March 2011 at a monthly rent of RMB13,300.	RMB5,730,000

Notes:–

(1) According to 3 Shanghai Certificates of Real Estate Ownership issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 28th September 1998 and 20th January 2001 respectively, the land use rights and building ownership of the property, comprising a total site area of 227.70 sq.m. and a total gross floor area of 543.87 sq.m., have been vested in Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) for an unspecified land use term for residential use with details as follows:–

Certificate No.	Type of Land Use Term	Location	Car Park Gross Floor Area *(sq.m.)*	Apportioned Site Area *(sq.m.)*	Gross Floor Area *(sq.m.)*
(1998)010783	Allocation	Unit 303 situated at No. 425 Yongjia Road	–	84.10	196.53
(2001)000472	Grant	Unit 102 and Car Park No. 18, No. 1, Lane 105, Taiyuan Road	35.35	79.40	192.07
(2001)000473	Grant	Unit 101 and Car Park No. 20, No. 1, Lane 105, Taiyuan Road	35.35	64.20	155.27
		Total:	70.70	227.70	543.87

According to Shanghai Certificate of Real Estate Ownership No. (1998)010783, Unit 303 is in allocation nature which is subject to approval from the government and extra land premium upon the disposal. However, on the assumption that approval from the government has been obtained, extra land premium has been settled and the property could be freely transferred, the capital value of the property in existing state as at 30th September 2007 was RMB3,250,000.

(2) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000.

(3) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000;

(ii) According to Shanghai Certificates of Real Estate Ownership Nos. (1998)010783, (2001)000472 and (2001)000473 dated 28th September 1998 and 20th January 2001, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has obtained the land use rights and building ownership of the property, comprising a gross floor area of 543.87 sq.m.;

(iii) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property;

(iv) The land use rights of Shanghai Certificates of Real Estate Ownership Nos. (1998)010783 are in allocation nature. The ownership transference of the property should be approved by relevant government and the land premium should be paid by the grantee. The interests of the land use rights during the ownership transference of the property is payable to the government or at its disposal; and

(v) The property is not subject to any mortgage.

(4) Portion of the property with the Shanghai Certificate of Real Estate Ownership no. (1998) 010783 has a gross floor area of approximately 196.53 sq.m.. The land use rights of this portion of the property is in allocation nature. In valuing the property, we have assigned no commercial value to this portion of the property.

(5) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
30	12 residential units situated at Lane 25, Wuxing Road, Xuhui District, Shanghai, the PRC	The property 12 residential units of the 7-, 8- and 10-storey residential buildings which were completed in 1995. The property has a total gross floor area of 1,831.21 sq.m. (19,711 sq.ft.). The land use rights of the property have been granted for terms from 11th September 2000 to 2nd September 2062 and from 19th December 2000 to 2nd September 2062 respectively for residential use.	Unit 102 of No.2 is leased for a term from 1st January 2007 to 31st December 2007 at a monthly rent of RMB9,522 and the remaining portion is vacant.	RMB43,070,000

Notes:–

(1) According to 12 Shanghai Certificates of Real Estate Ownership issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局), the land use rights and building ownership of the property, comprising a total site area of 543.80 sq.m. and a total gross floor area of 1,831.21 sq.m., have been vested in Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) for residential use with details as follows:–

Certificate No.	Issuance Date	Unit No./ Block No.	Apportioned Site Area *(sq.m.)*	Gross Floor Area *(sq.m.)*	Land Use Term
(2000)006821	24th October 2000	Unit 101, No. 6	43.60	143.93	11th September 2000 to 2nd September 2062
(2000)006822	24th October 2000	Unit 201, No. 5	52.40	179.33	11th September 2000 to 2nd September 2062
(2000)006823	24th October 2000	Unit 401, No. 8	46.40	151.16	11th September 2000 to 2nd September 2062
(2000)006827	24th October 2000	Unit 302, No. 6	52.40	180.77	11th September 2000 to 2nd September 2062
(2000)006830	24th October 2000	Unit 202, No. 9	46.40	152.63	11th September 2000 to 2nd September 2062
(2000)006832	24th October 2000	Unit 101, No. 3	36.10	114.65	11th September 2000 to 2nd September 2062
(2000)007882	4th December 2000	Unit 302, No. 8	49.60	162.14	11th September 2000 to 2nd September 2062
(2000)007883	4th December 2000	Unit 202, No. 4	38.40	120.30	11th September 2000 to 2nd September 2062
(2001)000174	9th January 2001	Unit 501, No. 1	49.40	186.91	19th December 2000 to 2nd September 2062
(2001)000180	9th January 2001	Unit 502, No. 4	38.40	120.30	19th December 2000 to 2nd September 2062

Certificate No.	Issuance Date	Unit No./ Block No.	Apportioned Site Area (sq.m.)	Gross Floor Area (sq.m.)	Land Use Term
(2001)000182	9th January 2001	Unit 201, No. 6	53.10	180.44	19th December 2000 to 2nd September 2062
(2001)000183	9th January 2001	Unit 102, No. 2	37.60	138.65	19th December 2000 to 2nd September 2062
		Total:	543.80	1,831.21	

(2) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000.

(3) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000

(ii) According to 12 Shanghai Certificates of Real Estate Ownership Nos. (2000)006821, (2000)006822, (2000)006823, (2000)006827, (2000)006830, (2000)006832, (2000)007882, (2000)007883, (2001)000174, (2001)000180, (2001)000182 and (2001)000183 dated 24th October 2000, 4th December 2000 and 9th January 2001, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has obtained the land use rights and building ownership of the property, comprising a total gross floor area of 1,831.21 sq.m.;

(iii) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property within the specified period; and

(iv) The property is not subject to any mortgage.

(4) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
31	2 residential units and 2 car parks situated at No. 2, Lane 178, Hongqiao Road, Xuhui District, Shanghai, the PRC	The property comprises 2 residential units and 2 car parks of a 27-storey residential building which was completed in 2002. The property has a total gross floor area of 371.94 sq.m. (4,004 sq.ft.). The land use rights of the property have been granted for an unspecified term for residential use.	The property is vacant.	RMB6,430,000

Notes:–

(1) According to Shanghai Certificates of Real Estate Ownership No. (2003)004378 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 10th February 2003, the land use rights and building ownership of No. 2 Lane 178 Hongqiao Road, comprising a total site area of 194 sq.m. and a total gross floor area of 985.74 sq.m., have been vested in Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) for an unspecified land use term for residential use.

(2) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000.

(3) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000;

(ii) According to Shanghai Certificate of Real Estate Ownership No. (2003)004378 dated 10th February 2003, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has obtained the land use rights and building ownership of the property, comprising a gross floor area of 371.94 sq.m. for an unspecified term for residential use;

(iii) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property; and

(iv) The property is not subject to any mortgage.

(4) As advised by Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司), the property was acquired in December 2002 at an acquisition cost of RMB2,963,580.

(5) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
32	9 residential units, a clubhouse and 229 car parks situated at Lane 168, Nandan Road East and No. 318 Tianyaoqiao Road, Xuhui District, Shanghai, the PRC	The property comprises 9 residential units, a clubhouse and 229 car parks of the 18- to 30-storey residential buildings which were completed in 2006. The property has a total gross floor area of 2,734.84 sq.m. (29,438 sq.ft.). The land use rights of the property have been granted for a term from 12th June 2001 to 11th June 2071 for residential use.	The property is vacant.	RMB112,390,000

Notes:–

(1) According to Shanghai Certificate of Real Estate Ownership No. (2006)004901 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 21st March 2006, the land use rights and building ownership of Nos. 1 to 9, Lane 168, Nandan Road East and No. 318 Tianyaoqiao Road, comprising a site area of 21,587 sq.m. and a gross floor area of 89,087.85 sq.m., have been vested in Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) for a land use term from 12th June 2001 to 11th June 2071 for residential use.

(2) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000.

(3) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000;

(ii) According to Shanghai Certificate of Real Estate Ownership No. (2006)004901 dated 21st March 2006, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has obtained the land use rights and building ownership of the property, comprising a gross floor area of 2,734.84 sq.m. and 229 car parks for a term from 12th June 2001 to 11th June 2071 for residential use;

(iii) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property within the specified period; and

(iv) The property is not subject to any mortgage.

(4) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
33	A club house, an office building and several shops situated at Nos. 1 to 21, Lane 88 and Nos. 32-68 (even), Sanjiang Road, Xuhui District, Shanghai, the PRC	The property comprises a club house, an office building and several shops of a residential development which was completed in 2004. The property has a total gross floor area of 5,706.79 sq.m. (61,428 sq.ft.). The land use rights of the property have been granted for a term from 20th November 2001 to 20th November 2071 for residential use.	The club house and Nos. 36-60 and 64 are subject to various tenancies with the latest expiry date on 30th October 2011 at a monthly rent of RMB68,500.	RMB72,090,000

Notes:–

(1) According to Shanghai Certificates of Real Estate Ownership No. (2004)025780 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 7th July 2004, the land use rights and building ownership of various units situated at Nos. 1 to 21, Lane 88 and Nos. 32 to 68 (even) Sanjiang Road, comprising a gross floor areas of 129,501.26 sq.m., have been vested in Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) for a land use term from 20th November 2001 to 20th November 2071 for residential use.

(2) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000.

(3) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000;

(ii) According to Shanghai Certificates of Real Estate Ownership No. (2004)025780 dated 7th July 2004, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has obtained the land use rights and building ownership of the property, comprising a gross floor areas of 5,706.79 sq.m. for a land use term from 20th November 2001 to 20th November 2071 for residential use;

(iii) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property within the specified period; and

(iv) The property is subject to a mortgage in favor of Shanghai Branch of Bank of Communication to an extent of RMB55,000,000 from 25th August 2006 to 20th August 2009.

(4) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
34	3 residential units situated at Lane 14 Guilin Street West, Xuhui District, Shanghai, the PRC	The property comprises 3 residential units of 6-storey residential buildings which were completed in 1993. The property has a total gross floor area of 130.24 sq.m. (1,402 sq.ft.). The land use rights of the property have been allocated for an unspecified term.	The property is vacant.	No Commercial Value (Please see Note (2))

Notes:–

(1) According to Shanghai Certificate of Real Estate Ownership No. (2000)060411 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 27th November 2000, the land use rights and building ownership of various units situated at Nos. 2-20 Lane 14 Guilin Street West, comprising a site area of 16,871.20 sq.m. and a gross floor area of 18,739 sq.m., have been vested in Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) for an unspecified land use term for residential use.

(2) According to aforesaid Shanghai Certificate of Real Estate Ownership, the land use rights of the property is in allocation nature which is subject to approval from the government and extra land premium upon the disposal. However, on the assumption that approval from the government has been obtained, extra land premium has been settled and the property could be freely transferred, the capital value of the property in existing state as at 30th September 2007 was RMB1,280,000.

(3) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000.

(4) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000;

(ii) According to Shanghai Certificate of Real Estate Ownership No. (2000)060411, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has obtained the building ownership of the property, comprising a gross floor area of 130.24 sq.m.;

(iii) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property;

(iv) The land use rights are in allocation nature. The ownership transference of the property should be approved by relevant government and the land premium should be paid by the grantee. The interests of the land use rights during the ownership transference of the property is payable to the government or at its disposal; and

(v) The property is not subject to any mortgage.

(5) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
35	Unit 308, No. 4, Lane 1057 Zhongshan South 2nd Road, Xuhui District, Shanghai, the PRC	The property comprises a residential unit of a 24-storey residential building which was completed in 1994. The property has a total gross floor area of 54.37 sq.m. (585 sq.ft.). The land use rights of the property have been allocated for an unspecified term.	The property is leased for a term from 7th September 2007 to 5th September 2008 at a monthly rent of RMB1,100.	No Commercial Value (Please see Note (2))

Notes:–

(1) According to Shanghai Certificate of Real Estate Ownership No. (1998)008978 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 28th August 1998, the land use rights and building ownership of various units situated at Nos.1, 6, 4, 7 Lane 1057 Zhongshan South No.2 Road, comprising a site area of 8,081 sq.m. and a gross floor area of 46,787.14 sq.m., have been vested in Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) for an unspecified land use term for residential use.

(2) According to aforesaid Shanghai Certificate of Real Estate Ownership, the land use rights of the property is in allocation nature which is subject to approval from the government and extra land premium upon the disposal. However, on the assumption that approval from the government has been obtained, extra land premium has been settled and the property could be freely transferred, the capital value of the property in existing state as at 30th September 2007 was RMB540,000.

(3) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000.

(4) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000;

(ii) According to Shanghai Certificate of Real Estate Ownership No. (1998)008978, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has obtained the building ownership of the property, comprising a gross floor area of 54.37 sq.m. for an unspecified term;

(iii) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property;

(iv) The land use rights are in allocation nature. The ownership transference of the property should be approved by relevant government and the land premium should be paid by the grantee. The interests of the land use rights during the ownership transference of the property is payable to the government or at its disposal; and

(v) The property is not subject to any mortgage.

(5) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:-

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
36	Unit 703, No.204 Guanshengyuan Road, Xuhui District, Shanghai, the PRC	The property comprises a residential unit of a 7-storey residential building which was completed in 1995. The property has a total gross floor area of 55.81 sq.m. (601 sq.ft.). The land use rights of the property have been allocated for an unspecified term.	The property is vacant.	No Commercial Value (Please see Note (2))

Notes:–

(1) According to Shanghai Certificate of Real Estate Ownership No. (2003)014983 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 8th May 2003, the land use rights and building ownership of the property, comprising an apportioned site area of 8 sq.m. and a gross floor area of 55.81 sq.m., have been vested in Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) for an unspecified land use term for residential use.

(2) According to aforesaid Shanghai Certificate of Real Estate Ownership, the land use rights of the property is in allocation nature which is subject to approval from the government and extra land premium upon the disposal. However, on the assumption that approval from the government has been obtained, extra land premium has been settled and the property could be freely transferred, the capital value of the property in existing state as at 30th September 2007 was RMB520,000.

(3) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000.

(4) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000;

(ii) According to Shanghai Certificate of Real Estate Ownership No. (2003)014983, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has obtained the building ownership of the property, comprising a gross floor area of 55.81 sq.m.;

(iii) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property;

(iv) The land use rights are in allocation nature. The ownership transference of the property should be approved by relevant government and the land premium should be paid by the grantee. The interests of the land use rights during the ownership transference of the property is payable to the government or at its disposal; and

(v) The property is not subject to any mortgage.

(5) As advised by Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司), the property was acquired in December 2002 at an acquisition cost of RMB171,871.

(6) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:-

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
37	2 residential units situated at Lane 191 Tianyaoqiao Road, Xuhui District, Shanghai, the PRC	The property comprises 2 residential units of an 18-storey residential building which was completed in 1991. The property has a total gross floor area of 130.72 sq.m. (1,407 sq.ft.). The land use rights of the property have been allocated for an unspecified term.	The property is vacant.	No Commercial Value (Please see Note (2))

Notes:–

(1) According to Shanghai Certificate of Real Estate Ownership Nos. (2005)030836 and (2005)030837 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 18th October 2005, the land use rights and building ownership of the property, comprising an apportioned site area of 7.1 sq.m. and a gross floor area of 130.72 sq.m., have been vested in Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) for an unspecified land use term for residential use.

(2) According to aforesaid Shanghai Certificate of Real Estate Ownership, the land use rights of the property is in allocation nature which is subject to approval from the government and extra land premium upon the disposal. However, on the assumption that approval from the government has been obtained, extra land premium has been settled and the property could be freely transferred, the capital value of the property in existing state as at 30th September 2007 was RMB1,790,000.

(3) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000.

(4) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000;

(ii) According to Shanghai Certificate of Real Estate Ownership Nos. (2005)030836 and (2005)030837, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has obtained the building ownership of the property, comprising a gross floor area of 130.72 sq.m. for an unspecified term;

(iii) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property;

(iv) The land use rights are in allocation nature. The ownership transference of the property should be approved by relevant government and the land premium should be paid by the grantee. The interests of the land use rights during the ownership transference of the property is payable to the government or at its disposal; and

(v) The property is not subject to any mortgage.

(5) As advised by Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司), the property was acquired in September 2005 at an acquisition cost of RMB1,686,620.

(6) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
38	Unit 505, No. 629 Guangyuan Road West, Xuhui District, Shanghai, the PRC	The property comprises a residential unit of a residential building which was completed in 1995. The property has a total gross floor area of 82.71 sq.m. (890 sq.ft.). The land use rights of the property have been allocated for an unspecified term.	The property is vacant.	No Commercial Value (Please see Note (2))

Notes:–

(1) According to Shanghai Certificate of Real Estate Ownership No. (2005)020018 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 25th May 2005, the land use rights and building ownership of the property, comprising an apportioned site area of 15.9 sq.m. and a gross floor area of 82.71 sq.m., have been vested in Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) for an unspecified land use term for residential use.

(2) According to aforesaid Shanghai Certificate of Real Estate Ownership, the land use rights of the property is in allocation nature which is subject to approval from the government and extra land premium upon the disposal. However, on the assumption that approval from the government has been obtained, extra land premium has been settled and the property could be freely transferred, the capital value of the property in existing state as at 30th September 2007 was RMB870,000.

(3) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000.

(4) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000;

(ii) According to Shanghai Certificate of Real Estate Ownership No. (2005)020018, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has obtained the building ownership of the property, comprising a gross floor area of 82.71 sq.m.;

(iii) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property;

(iv) The land use rights are in allocation nature. The ownership transference of the property should be approved by relevant government and the land premium should be paid by the grantee. The interests of the land use rights during the ownership transference of the property is payable to the government or at its disposal; and

(v) The property is not subject to any mortgage.

(5) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
39	Unit 904 No.59, Lane 380 Tianyaoqiao Road, Xuhui District, Shanghai, the PRC	The property comprises a residential unit of a residential building which was completed in 2000. The property has a total gross floor area of 145.51 sq.m. (1,566 sq.ft.). The land use rights of the property have been granted for an unspecified term.	The property is vacant.	RMB2,120,000

Notes:–

(1) According to Shanghai Certificate of Real Estate Ownership No. (2006)019546 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 31st July 2006, the land use rights and building ownership of the property, comprising an apportioned site area of 31.7 sq.m. and a gross floor area of 145.51 sq.m., have been vested in Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) for an unspecified land use term for residential use.

(2) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000.

(3) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000;

(ii) According to Shanghai Certificate of Real Estate Ownership No. (2006)019546, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has obtained the building ownership of the property, comprising a gross floor area of 145.51 sq.m.;

(iii) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property; and

(iv) The property is not subject to any mortgage.

(4) As advised by Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司), the property was acquired in May 2004 at an acquisition cost of RMB515,840.

(5) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
40	2 residential units situated at Lane 15 Guilin Street West, Xuhui District, Shanghai, the PRC	The property comprises 2 residential units of a residential building which was completed in 1990s. The property has a total gross floor area of 102.74 sq.m. (1,106 sq.ft.). The land use rights of the property have been allocated for an unspecified term.	The property is vacant.	No Commercial Value (Please see Note (2))

Notes:–

(1) According to Shanghai Certificate of Real Estate Ownership No. (2003)017985 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 21st May 2003, the building ownership of the property have been vested in Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) for an unspecified land use term for residential use.

(2) According to aforesaid Shanghai Certificate of Real Estate Ownership, the land use rights of the property is in allocation nature which is subject to approval from the government and extra land premium upon the disposal. However, on the assumption that approval from the government has been obtained, extra land premium has been settled and the property could be freely transferred, the capital value of the property in existing state as at 30th September 2007 was RMB1,010,000.

(3) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000.

(4) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000;

(ii) According to Shanghai Certificate of Real Estate Ownership No. (2003)017985, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has obtained the building ownership of the property, comprising a gross floor area of 102.74 sq.m. for an unspecified term;

(iii) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property;

(iv) The land use rights are in allocation nature. The ownership transference of the property should be approved by relevant government and the land premium should be paid by the grantee. The interests of the land use rights during the ownership transference of the property is payable to the government or at its disposal; and

(v) The property is not subject to any mortgage.

(5) As advised by Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司), the property was acquired in November 2002 at an acquisition cost of RMB48,507.

(6) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:-

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
41	2 residential units situated at Lanes 50 and 60 Yishan Road, Xuhui District, Shanghai, the PRC	The property comprises 2 residential units of a 7-storey residential building which was completed in 1990s. The property has a total gross floor area of 110.53 sq.m. (1,190 sq.ft.). The land use rights of the property have been allocated for an unspecified term.	The property is subject to various tenancies with the latest expiry date on 18th July 2008 at a monthly rent of RMB2,000.	No Commercial Value (Please see Note (2))

Notes:–

(1) According to Shanghai Certificate of Real Estate Ownership Nos. (2005)004900 and (2005)004902 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 24th January 2005, the building ownership of the property, comprising an apportioned land area of 16.4 sq.m. and a gross floor area of 110.53 sq.m., have been vested in Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) for an unspecified term for residential use.

(2) According to aforesaid Shanghai Certificate of Real Estate Ownership, the land use rights of the property is in allocation nature which is subject to approval from the government and extra land premium upon the disposal. However, on the assumption that approval from the government has been obtained, extra land premium has been settled and the property could be freely transferred, the capital value of the property in existing state as at 30th September 2007 was RMB1,280,000.

(3) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000.

(4) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000;

(ii) According to Shanghai Certificate of Real Estate Ownership Nos. (2005)004900 and (2005)004902, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has obtained the building ownership of the property, comprising a gross floor area of 110.53 sq.m.;

(iii) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property;

(iv) The land use rights are in allocation nature. The ownership transference of the property should be approved by relevant government and the land premium should be paid by the grantee. The interests of the land use rights during the ownership transference of the property is payable to the government or at its disposal; and

(v) The property is not subject to any mortgage.

(5) As advised by Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司), the property was acquired without cost.

(6) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
42	Unit 106, No.1, Lane 111 Huarong Road, Xuhui District, Shanghai, the PRC	The property comprises a residential unit of an 18-storey residential building which was completed in 1997. The property has a total gross floor area of 63.09 sq.m. (679 sq.ft.). The land use rights of the property have been allocated for an unspecified term.	The property is leased for a term from 10th September 2007 to 9th September 2008 at a monthly rent of RMB1,500.	No Commercial Value (Please see Note (2))

Notes:–

(1) According to Shanghai Certificate of Real Estate Ownership No. (2006)019039 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 29th July 2006, the building ownership of the property, comprising an apportioned land area of 3.2 sq.m. and a gross floor area of 63.09 sq.m., have been vested in Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) for an unspecified term for residential use.

(2) According to aforesaid Shanghai Certificate of Real Estate Ownership, the land use rights of the property is in allocation nature which is subject to approval from the government and extra land premium upon the disposal. However, on the assumption that approval from the government has been obtained, extra land premium has been settled and the property could be freely transferred, the capital value of the property in existing state as at 30th September 2007 was RMB630,000.

(3) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000.

(4) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000;

(ii) According to Shanghai Certificate of Real Estate Ownership No. (2006)019039, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has obtained the building ownership of the property, comprising a gross floor area of 63.09 sq.m.;

(iii) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property;

(iv) The land use rights are in allocation nature. The ownership transference of the property should be approved by relevant government and the land premium should be paid by the grantee. The interests of the land use rights during the ownership transference of the property is payable to the government or at its disposal; and

(v) The property is not subject to any mortgage.

(5) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
43	Unit 302, No.13 Dong'an 5th Village, Xuhui District, Shanghai, the PRC	The property comprises a residential unit of a 6-storey residential building which was completed in 1989. The property has a total gross floor area of 37.23 sq.m. (401 sq.ft.). The land use rights of the property have been allocated for an unspecified term.	The property is leased for a term from 1st November 2005 to 31st December 2008 at a monthly rent of RMB400.	No Commercial Value (Please see Note (2))

Notes:–

(1) According to Shanghai Certificate of Real Estate Ownership No. (2005)018016 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 12th May 2005, the building ownership of the property, comprising an apportioned land area of 6.2 sq.m. and a gross floor area of 37.23 sq.m., have been vested in Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) for an unspecified term for residential use.

(2) According to aforesaid Shanghai Certificate of Real Estate Ownership, the land use rights of the property is in allocation nature which is subject to approval from the government and extra land premium upon the disposal. However, on the assumption that approval from the government has been obtained, extra land premium has been settled and the property could be freely transferred, the capital value of the property in existing state as at 30th September 2007 was RMB370,000.

(3) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000.

(4) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000;

(ii) According to Shanghai Certificate of Real Estate Ownership No. (2005)018016, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has obtained the building ownership of the property, comprising a gross floor area of 37.23 sq.m.;

(iii) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property;

(iv) The land use rights are in allocation nature. The ownership transference of the property should be approved by relevant government and the land premium should be paid by the grantee. The interests of the land use rights during the ownership transference of the property is payable to the government or at its disposal; and

(v) The property is not subject to any mortgage.

(5) As advised by Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司), the property was acquired without cost.

(6) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
44	Units 602 and 204 No. 28 Lane 30 Guilin Street West, Xuhui District, Shanghai, the PRC	The property comprises 2 residential units of a residential building which was completed in 1990s. The property has a total gross floor area of 124.12 sq.m. (1,336 sq.ft.). The land use rights of the property have been granted for an unspecified term for residential use.	The property is vacant.	RMB1,220,000

Notes:–

(1) According to Shanghai Certificate of Real Estate Ownership No. (2001)022323 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 29th March 2001, the land use rights and building ownership of various units situated at No. 28 Lane 30 Guilin Street West, comprising a site area of 85.10 sq.m. and a gross floor area of 308.05 sq.m., have been vested in Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) for an unspecified term for residential use.

(2) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000.

(3) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000;

(ii) According to Shanghai Certificate of Real Estate Ownership No. (2001)022323, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has obtained the building ownership of the property, comprising a gross floor area of 124.12 sq.m.;

(iii) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property; and

(iv) The property is not subject to any mortgage.

(4) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
45	Several shops situated at Nos. 117-123 Shilong Road, Xuhui District, Shanghai, the PRC	The property comprises several shops of a residential development which was completed in 1994. The property has a total gross floor area of 174.72 sq.m. (1,881 sq.ft.). The land use rights of the property have been granted for a term from 14th March 2005 to 13th March 2045 for commercial use.	The property is subject to various tenancies with the latest expiry date on 30th October 2010 with a monthly rent of RMB13,200.	RMB2,990,000

Notes:–

(1) According to Shanghai Certificate of Real Estate Ownership No. (2005)014908 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局), the land use rights and building ownership of various units situated at Nos. 117-123 Shilong Road, comprising a site area of 93 sq.m. and a gross floor area of 524.17 sq.m., have been vested in Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) for a land use term from 14th March 2005 to 13th March 2045 for commercial use.

(2) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000.

(3) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000;

(ii) According to Shanghai Certificate of Real Estate Ownership No. (2005)014908, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has obtained the building ownership of the property, comprising a gross floor area of 174.72 sq.m. for a land use term from 14th March 2005 to 13th March 2045;

(iii) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property within the specified period; and

(iv) The property is not subject to any mortgage.

(4) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
46	Several shops situated at Nos. 101-115 Shilong Road and Nos. 5, 68 and 72 Dongquan Road, Xuhui District, Shanghai, the PRC	The property comprises several shops of a residential development which was completed in 1994. The property has a total gross floor area of 559.64 sq.m. (6,024 sq.ft.). The land use rights of the property have been allocated for an unspecified term.	The property is subject to various tenancies with the latest expiry date at 14th May 2011 with a monthly rent of RMB26,530.	No Commercial Value (Please see Note (2))

Notes:–

(1) According to Shanghai Certificates of Real Estate Ownership Nos.(2002)032246, (2000)054050, (2000)054073 and (2000)054074 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 23rd October 2002 and 7th November 2000 respectively, the building ownership of various units situated at Nos.101-115 Shilong Road and Nos. 5, 68 and 72 Dongquan Road have been vested in Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) for an unspecified land use term.

(2) According to aforesaid Shanghai Certificate of Real Estate Ownership, the land use rights of the property is in allocation nature which is subject to approval from the government and extra land premium upon the disposal. However, on the assumption that approval from the government has been obtained, extra land premium has been settled and the property could be freely transferred, the capital value of the property in existing state as at 30th September 2007 was RMB9,490,000.

(3) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000.

(4) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000;

(ii) According to Shanghai Certificate of Real Estate Ownership Nos.(2002)032246, (2000)054050, (2000)054073 and (2000)054074, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has obtained the building ownership of the property, comprising a gross floor area of 559.64 sq.m.;

(iii) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property;

(iv) The land use rights are in allocation nature. The ownership transference of the property should be approved by relevant government and the land premium should be paid by the grantee. The interests of the land use rights during the ownership transference of the property is payable to the government or at its disposal; and

(v) The property is not subject to any mortgage.

(5) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:-

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
47	7 residential units situated at Nos. 4 and 5 Yu Lan Hua Yuan, Caoxi Road North, Xuhui District, Shanghai, the PRC	The property comprises several residential units of a residential development which was completed in 1992. The property has a total gross floor area of 467.65 sq.m. (5,034 sq.ft.). The land use rights of the property have been allocated for an unspecified term.	The property is leased for a term from 1st September 2006 to 31st August 2008 at a monthly rent of RMB4,100.	No Commercial Value (Please see Note (2))

Notes:–

(1) According to Shanghai Certificate of Real Estate Ownership Nos.00421 and 00422 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 23rd June 1994, the building ownership of various units situated at Nos.4-5 Yu Lan Hua Yuan, Caoxi Road North, comprising a total gross floor area of 22,067.57 sq.m., have been vested in Shanghai Xuhui District Urban Construction Development Company (上海市徐滙區城市建設開發總公司) for an unspecified land use term.

(2) According to aforesaid Shanghai Certificate of Real Estate Ownership, the land use rights of the property is in allocation nature which is subject to approval from the government and extra land premium upon the disposal. However, on the assumption that approval from the government has been obtained, extra land premium has been settled and the property could be freely transferred, the capital value of the property in existing state as at 30th September 2007 was RMB5,550,000.

(3) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000.

(4) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000;

(ii) According to Shanghai Certificate of Real Estate Ownership Nos.00421 and 00422, Shanghai Xuhui District Urban Construction Development Company (上海市徐滙區城市建設開發總公司) has obtained the building ownership of the property, comprising a gross floor area of 467.65 sq.m.;

(iii) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has obtained the entire rights and interests of Shanghai Xuhui District Urban Construction Development Company (上海市徐滙區城市建設開發總公司);

(iv) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property;

(v) The land use rights are in allocation nature. The ownership transference of the property should be approved by relevant government and the land premium should be paid by the grantee. The interests of the land use rights during the ownership transference of the property is payable to the government or at its disposal; and

(vi) The property is not subject to any mortgage.

(5) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:-

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
48	2 shops situated at No.30 Gao'an Road, Xuhui District, Shanghai, the PRC	The property comprises 2 shops of a residential building which was completed in 1990s. The property has a total gross floor area of 143.94 sq.m. (1,549 sq.ft.). The land use rights of the property have been allocated for an unspecified term.	The property is vacant.	No Commercial Value (Please see Note (2))

Notes:–

(1) According to Shanghai Certificate of Real Estate Ownership No.0080237 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 29th February 1996, the building ownership of various units situated at No.30 Gao'an Road have been vested in Shanghai Xuhui District Urban Construction Development Company (上海市徐滙區城市建設開發總公司) for an unspecified land use term.

(2) According to aforesaid Shanghai Certificate of Real Estate Ownership, the land use rights of the property is in allocation nature which is subject to approval from the government and extra land premium upon the disposal. However, on the assumption that approval from the government has been obtained, extra land premium has been settled and the property could be freely transferred, the capital value of the property in existing state as at 30th September 2007 was RMB2,880,000.

(3) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000.

(4) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000;

(ii) According to Shanghai Certificate of Real Estate Ownership No.0080237, Shanghai Xuhui District Urban Construction Development Company (上海市徐滙區城市建設開發總公司) has obtained the building ownership of the property, comprising a gross floor area of 143.94 sq.m.;

(iii) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has obtained the entire rights and interests of Shanghai Xuhui District Urban Construction Development Company (上海市徐滙區城市建設開發總公司);

(iv) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property;

(v) The land use rights are in allocation nature. The ownership transference of the property should be approved by relevant government and the land premium should be paid by the grantee. The interests of the land use rights during the ownership transference of the property is payable to the government or at its disposal; and

(vi) The property is not subject to any mortgage.

(5) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:-

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
49	Units 203 and 2403, No.1 Lane 47 Gao'an Road, Xuhui District, Shanghai, the PRC	The property comprises 2 residential units of a residential building which was completed in 1990s. The property has a total gross floor area of 58.60 sq.m. (631 sq.ft.). The land use rights of the property have been allocated for an unspecified term.	The property is vacant.	No Commercial Value (Please see Note (2))

Notes:–

(1) According to Shanghai Certificate of Real Estate Ownership No.80238 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局), the building ownership of various units situated at No.1 Lane 47 Gao'an Road have been vested in Shanghai Xuhui District Urban Construction Development Company (上海市徐滙區城市建設開發總公司) for an unspecified term for residential use.

(2) According to aforesaid Shanghai Certificate of Real Estate Ownership, the land use rights of the property is in allocation nature which is subject to approval from the government and extra land premium upon the disposal. However, on the assumption that approval from the government has been obtained, extra land premium has been settled and the property could be freely transferred, the capital value of the property in existing state as at 30th September 2007 was RMB910,000.

(3) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000.

(4) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000;

(ii) According to Shanghai Certificate of Real Estate Ownership No.80238, Shanghai Xuhui District Urban Construction Development Company (上海市徐滙區城市建設開發總公司) has obtained the building ownership of the property, comprising a gross floor area of 58.60 sq.m.;

(iii) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has obtained the entire rights and interests of Shanghai Xuhui District Urban Construction Development Company (上海市徐滙區城市建設開發總公司);

(iv) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property;

(v) The land use rights are in allocation nature. The ownership transference of the property should be approved by relevant government and the land premium should be paid by the grantee. The interests of the land use rights during the ownership transference of the property is payable to the government or at its disposal; and

(vi) The property is not subject to any mortgage.

(5) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
50	Portion of Level 4, No. 35 Leshan Road, Xuhui District, Shanghai, the PRC	The property comprises portion of Level 4 of an office building which was completed in 1990s. The property has a total gross floor area of 1,106 sq.m. (11,905 sq.ft.). The land use rights of the property have been allocated for an unspecified term.	The property is vacant.	No Commercial Value (Please see Note (2))

Notes:–

(1) According to Shanghai Certificate of Real Estate Ownership No.0083133 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 30th July 1996, the building ownership of various units situated at No.35 Leshan Road, comprising a gross floor area of 1,106 sq.m. have been vested in Shanghai Xuhui District Urban Construction Development Company (上海市徐滙區城市建設開發總公司) for an unspecified land use term for office use.

(2) According to aforesaid Shanghai Certificate of Real Estate Ownership, the land use rights of the property is in allocation nature which is subject to approval from the government and extra land premium upon the disposal. However, on the assumption that approval from the government has been obtained, extra land premium has been settled and the property could be freely transferred, the capital value of the property in existing state as at 30th September 2007 was RMB9,040,000.

(3) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000.

(4) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000;

(ii) According to Shanghai Certificate of Real Estate Ownership No.0083133 on 30th July 1996, Shanghai Xuhui District Urban Construction Development Company (上海市徐滙區城市建設開發總公司) has obtained the building ownership of the property, comprising a gross floor area of 1,106 sq.m.;

(iii) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has obtained the entire rights and interests of Shanghai Xuhui District Urban Construction Development Company (上海市徐滙區城市建設開發總公司);

(iv) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property;

(v) The land use rights are in allocation nature. The ownership transference of the property should be approved by relevant government and the land premium should be paid by the grantee. The interests of the land use rights during the ownership transference of the property is payable to the government or at its disposal; and

(vi) The property is not subject to any mortgage.

(5) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:-

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
51	A car park situated at Nos. 1-2, Lane 99 Zhaojiabang Road, Xuhui District, Shanghai, the PRC	The property comprises a car park of a residential development which was completed in 2003. The land use rights have been granted for a term from 5th November 2002 to 7th June 2051.	The property is vacant.	RMB180,000

Notes:–

(1) According to Shanghai Certificate of Real Estate Ownership No. (2003)034105 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 30th September 2003, the land use rights and building ownership of various units situated at Nos. 1 to 2, Lane 99 and Nos. 91 to 97 (odd) Zhaojiabang Road, comprising a site area of 2,901 sq.m. and a gross floor area of 20,360.96 sq.m., have been vested in Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) and Shanghai Nianping Real Estate Development Co., Ltd. (上海年平房地產開發有限公司) for a land use term from 5th November 2002 to 7th June 2051 for composite use.

(2) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000.

(3) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000;

(ii) According to Shanghai Certificate of Real Estate Ownership No. (2003)034105 on 30th September 2003, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has obtained the land use rights and building ownership of the property, comprising a car park;

(iii) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property within the specified period; and

(iv) The property is not subject to any mortgage.

(4) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
52	Unit 801, No. 21, Lane 45, Yude Road, Xuhui District, Shanghai, the PRC	The property comprises a residential unit of a 17-storey residential building which was completed in 1995. The property has a gross floor area of 89.33 sq.m. (962 sq.ft.).	The property is vacant.	No Commercial Value (Please see Note (2))

Notes:–

(1) According to Shanghai Certificate of Real Estate Ownership No. (2006)023293 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 29th September 2006, the building ownership of the property, comprising a gross floor area of 89.33 sq.m., has been vested in Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) for an unspecified land use term for residential use.

(2) According to aforesaid Shanghai Certificate of Real Estate Ownership, the land use rights of the property is in allocation nature which is subject to approval from the government and extra land premium upon the disposal. However, on the assumption that approval from the government has been obtained, extra land premium has been settled and the property could be freely transferred, the capital value of the property in existing state as at 30th September 2007 was RMB1,050,000.

(3) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000.

(4) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000;

(ii) According to Shanghai Certificate of Real Estate Ownership No. (2006)023293 on 29th September 2006, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has obtained the building ownership of the property, comprising a gross floor area of 89.33 sq.m.;

(iii) Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property;

(iv) The land use rights are in allocation nature. The ownership transference of the property should be approved by relevant government and the land premium should be paid by the grantee. The interests of the land use rights during the ownership transference of the property is payable to the government or at its disposal; and

(v) The property is not subject to any mortgage.

(5) As advised by Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司), the property was acquired in January 2004 at an acquisition cost of RMB696,774.

(6) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
53	Various units with use rights in Shanghai, the PRC	The property comprises various units which were completed in 1990s.	The property is vacant.	No Commercial Value (Please see Note (2))

Notes:–

(1) As advised by the Urban Development Group, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has obtained the use rights of the property. The details of the property are summarized as follows:–

Location	Usage	Lettable Area *(sq.m.)*	Gross Floor Area *(sq.m.)*
Unit 1607, No. 503, Shimen No.2 Road	Residential		103.00
Unit 103, No. 4, Longchuan Road North	Residential	67.00	
Unit 101, No. 21, Xi Hu Yuan (Xihuan Road)	Residential	17.50	35.93
Unit 201, No. 28, Lane 329, Xinhua Road	Residential	14.20	
Unit 804, No. 383, Zhaojiabang Road	Residential	16.10	
Unit 101, No. 23, Lane. 141, Yongkang Road	Retail	33.10	
Unit 701, No. 47, Lane. 1382, Lujiabang Road	Residential	20.00	41.59
No. 63, Xi Xue Jia Zhai, Guanshengyuan Road	Residential	109.71	
Unit 202, No. 20, Longnan 5th Village	Residential		69.87
Unit 24, No. 10, Lane 230, Dong'an Road	Residential	21.70	
Unit 304, No. 114, Tianlin 14th Village	Residential	17.30	
Unit 501, No. 85 Tai'an Road	Residential	20.00	
Unit 301, No.19 Tianlin 11thVillage	Residential	26.10	
Unit 108, No. 11 Lane 45 Yude Road	Residential		65.14

(2) As at the date of valuation, Shanghai Certificate of Real Estate Ownership of the property has not been obtained yet. However, on the assumption that the legal title of the property has been obtained and the property can be freely transferred, the capital value of the property in existing state as at 30th September 2007 was RMB7,460,000.

(3) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000.

(4) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 310000000043933 dated 31st July 2007, Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) was established for an unbounded operating period from 30th April 1996. The current registered capital is RMB301,330,000; and

(ii) According to List for Residential Exchange (單位住房調用單) or List for Residential Allocated (住房調配單), Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has obtained the use rights of the property.

(5) As advised by Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司), the Shanghai Certificate of Real Estate Ownership of the property is not able to be obtained.

(6) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Shanghai Certificate of Real Estate Ownership	No
List for Residential Exchange or List for Residential Allocated	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
54	3 shops situated at Nos. 723, 725 and 727, Longchuan Road North, Xuhui District, Shanghai, the PRC	The property comprises 3 shops of a 6-storey residential building which was completed in about 2000. The property has a total gross floor area of 119.34 sq.m. (1,285 sq.ft.). The land use rights of the property have been granted for a term from 14th May 2003 to 4th January 2072 for residential use.	The property is vacant.	RMB1,980,000 (95% interest attributable to the Urban Development Group: RMB1,881,000)

Notes:–

(1) According to Shanghai Certificate of Real Estate Ownership issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局), the land use rights and building ownership of various units situated at Nos. 723-727, 731-735 Longchuan Road North and Nos. 29-32 Lane 570 Luocheng Road, comprising a site area of 3,131 sq.m. and a gross floor area of 4,991.91 sq.m., have been vested in Shanghai Shilong Industrial Zone Joint Development Co., Ltd. (上海石龍工業區聯合發展有限公司) for a land use term from 14th May 2003 to 4th January 2072 for residential use.

(2) As at the date of valuation, Shanghai Shilong Industrial Zone Joint Development Co., Ltd. (上海石龍工業區聯合發展有限公司) has transferred the building ownership of the property to Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) and all the amount has been paid. However, the change of the owner has not been applied.

(3) According to Business Licence No. 310104018481 dated 26th April 2006, Shanghai Shilong Industrial Zone Joint Development Co., Ltd. (上海石龍工業區聯合發展有限公司) was established for an operating period from 2nd August 1993 to 26th November 2007. The current registered capital is RMB20,000,000.

(4) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 310104018481, Shanghai Shilong Industrial Zone Joint Development Co., Ltd. (上海石龍工業區聯合發展有限公司) was established on 2nd August 1993 for an operating period from 2nd August 1993 to 26th November 2007 and is 95% owned by Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) (95%). The current registered capital is RMB20,000,000;

(ii) According to Shanghai Certificate of Real Estate Ownership, Shanghai Shilong Industrial Zone Joint Development Co., Ltd. (上海石龍工業區聯合發展有限公司) has obtained the building ownership of the property, comprising a gross floor area of 119.34 sq.m.. However, the building ownership of the property has been transferred to Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) and the change of the owner has not been applied. Hence, Shanghai Shilong Industrial Zone Joint Development Co., Ltd. (上海石龍工業區聯合發展有限公司) is not entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property within the specified period; and

(iii) The property is not subject to any mortgage.

(5) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
55	An industrial complex situated at Longchuan Road North and Luocheng Road, Xuhui District, Shanghai, the PRC	The property comprises a temporary industrial complex erected on a parcel of land with a site area of approximately 62,357 sq.m. The property has a gross floor area of 25,363 sq.m. (273,007 sq.ft.). The land use rights have not been obtained by the Urban Development Group.	The property is leased for an unspecified term at a monthly rent of RMB366,666.67.	No Commercial Value (Please see Note (1))

Notes:–

(1) As at the date of valuation, Shanghai Certificate of Real Estate Ownership of the property has not been obtained yet. However, on the assumption that the legal title of the property has been obtained and the property can be freely transferred, the capital value of the property in existing state as at 30th September 2007 was RMB88,000,000 (95% interest attributable to the Urban Development Group: RMB83,600,000).

(2) According to Business Licence No. 310104018481 dated 26th April 2006, Shanghai Shilong Industrial Zone Joint Development Co., Ltd. (上海石龍工業區聯合發展有限公司) was established for an operating period from 2nd August 1993 to 26th November 2007. The current registered capital is RMB20,000,000.

(3) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 310104018481, Shanghai Shilong Industrial Zone Joint Development Co., Ltd. (上海石龍工業區聯合發展有限公司) was established on 2nd August 1993 for an operating period from 2nd August 1993 to 26th November 2007 and is 95% owned by Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司). The current registered capital is RMB20,000,000; and

(ii) Due to no title documents or approval obtained by Shanghai Shilong Industrial Zone Joint Development Co., Ltd. (上海石龍工業區聯合發展有限公司), Shanghai Shilong Industrial Zone Joint Development Co., Ltd. (上海石龍工業區聯合發展有限公司) has not obtained the land use rights of the property and should maintain the existing status of the property until the land use rights will be taken back by the government. Besides, compensation will be paid to Shanghai Shilong Industrial Zone Joint Development Co., Ltd. (上海石龍工業區聯合發展有限公司).

(4) As advised by Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司), the Shanghai Certificate of Real Estate Ownership of the property is not able to be obtained.

(5) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Shanghai Certificate of Real Estate Ownership	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
56	Unit 603, No. 1, Lane 2666, Hongmei Road, Xuhui District, Shanghai, the PRC	The property comprises a unit of a 6-storey residential building which was completed in 1995. The property has a gross floor area of 62.65 sq.m. (674 sq.ft.). The land use rights of the property have been granted for an unspecified term for residential use.	The property is vacant.	RMB520,000 (51% interest attributable to the Urban Development Group: RMB265,200)

Notes:–

(1) According to Shanghai Certificate of Real Estate Ownership No. (2003)004613 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 12th February 2003, the land use rights and building ownership of 2 units situated at No. 1, Lane 2666, Hongmei Road, comprising an apportioned site area of 63.8 sq.m. and a gross floor area of 122.81 sq.m., have been vested in Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) for an unspecified term for residential use.

(2) According to Business Licence No. 3101041003420 dated 18th March 1997, Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) was established for an operating period from 18th March 1997 to 17th March 2027. The current registered capital is RMB10,000,000.

(3) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 3101041003420, Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) was established on 18th March 1997 for an operating period from 18th March 1997 to 17th March 2027 and is 51% owned by Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司). The current registered capital is RMB10,000,000;

(ii) According to Shanghai Certificate of Real Estate Ownership No. (2003)004613 on 12th February 2003, Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) has obtained the land use rights and building ownership of the property, comprising a gross floor area of 62.65 sq.m.;

(iii) Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property; and

(iv) The property is not subject to any mortgage.

(4) As advised by Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司), the property was acquired in July 2003 at an acquisition cost of RMB142,079.

(5) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
57	2 residential units situated at No. 50, Lane 1000, Huajin Road, Xuhui District, Shanghai, the PRC	The property comprises 2 units of a 6-storey residential building which was completed in 1996. The property has a gross floor area of 144.16 sq.m. (1,552 sq.ft.). The land use rights of the property have been granted for an unspecified term for residential use.	The property is vacant.	RMB970,000 (51% interest attributable to the Urban Development Group: RMB494,700)

Notes:–

(1) According to Shanghai Certificate of Real Estate Ownership No. (2002)035895 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 27th November 2002, the land use rights and building ownership of various units situated at No. 50, Lane 1000, Huajin Road, comprising a site area of 223.70 sq.m. and a gross floor area of 403.20 sq.m., have been vested in Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) for an unspecified term for residential use.

(2) According to Business Licence No. 3101041003420 dated 18th March 1997, Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) was established for an operating period from 18th March 1997 to 17th March 2027. The current registered capital is RMB10,000,000.

(3) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 3101041003420, Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) was established on 18th March 1997 for an operating period from 18th March 1997 to 17th March 2027 and is 51% owned by Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司). The current registered capital is RMB10,000,000;

(ii) According to Shanghai Certificate of Real Estate Ownership No. (2002)035895 on 27th November 2002, Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) has obtained the building ownership of the property, comprising a gross floor area of 144.16 sq.m.;

(iii) Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property; and

(iv) The property is not subject to any mortgage.

(4) As advised by Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司), the property was acquired in July 2003 at an acquisition cost of RMB326,930.

(5) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
58	A residential unit situated at Lane 1296, Laohumin Road, Xuhui District, Shanghai, the PRC	The property comprises a residential unit of a 6-storey residential building which was completed in 1994. The property has a total gross floor area of 38.68 sq.m. (416 sq.ft.). The land use rights of the property have been granted for an unspecified term for residential use.	The property is vacant.	RMB250,000 (51% interest attributable to the Urban Development Group: RMB127,500)

Notes:–

(1) According to Shanghai Certificate of Real Estate Ownership No. (2002)035896 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 27th November 2002, the land use rights and building ownership of various units situated at Nos. 2, 3, 4, 10, 26 and 38, Lane 1296, Laohumin Road, comprising a site area of 101.21 sq.m. and a gross floor area of 577.40 sq.m., have been vested in Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) for an unspecified term for residential use.

(2) According to Business Licence No. 3101041003420 dated 18th March 1997, Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) was established for an operating period from 18th March 1997 to 17th March 2027. The current registered capital is RMB10,000,000.

(3) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 3101041003420, Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) was established on 18th March 1997 for an operating period from 18th March 1997 to 17th March 2027 and is 51% owned by Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司). The current registered capital is RMB10,000,000;

(ii) According to Shanghai Certificate of Real Estate Ownership No. (2002)035896 on 27th November 2002, Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) has obtained the building ownership of the property, comprising a gross floor area of 38.68 sq.m.;

(iii) Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property; and

(iv) The property is not subject to any mortgage.

(4) As advised by Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司), the property was acquired in July 2003 at an acquisition cost of RMB87,719.

(5) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
59	Unit 401, No. 3, Lane 38, Shajiabang Road, Xuhui District, Shanghai, the PRC	The property comprises a residential unit of a 6-storey residential building which was completed in 2000. The property has a gross floor area of 85.86 sq.m. (924 sq.ft.). The land use rights of the property have been granted for an unspecified term for residential use.	The property is vacant.	RMB590,000 (51% interest attributable to the Urban Development Group: RMB300,900)

Notes:–

(1) According to Shanghai Certificate of Real Estate Ownership No. (2003)004614 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 12th February 2003, the land use rights and building ownership of various units situated at Nos. 3, 4, 5 and 35, Lane 38, Shajiabang Road, comprising a site area of 993.50 sq.m. and a gross floor area of 1,747.44 sq.m., have been vested in Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) for an unspecified term for residential use.

(2) According to Business Licence No. 3101041003420 dated 18th March 1997, Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) was established for an operating period from 18th March 1997 to 17th March 2027. The current registered capital is RMB10,000,000.

(3) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 3101041003420, Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) was established on 18th March 1997 for an operating period from 18th March 1997 to 17th March 2027 and is 51% owned by Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司). The current registered capital is RMB10,000,000;

(ii) According to Shanghai Certificate of Real Estate Ownership No. (2003)004614 on 12th February 2003, Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) has obtained the building ownership of the property, comprising a gross floor area of 85.86 sq.m.;

(iii) Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property; and

(iv) The property is not subject to any mortgage.

(4) As advised by Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司), the property was acquired in July 2003 at an acquisition cost of RMB194,716.

(5) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
60	Units 1008 and 1508, No. 23, Meilong 8th Village, Xuhui District, Shanghai, the PRC	The property comprises 2 residential units of an 18-storey residential building which was completed in 1993. The property has a total gross floor area of 162.62 sq.m. (1,750 sq.ft.). The land use rights of the property have been granted for an unspecified term for residential use.	The property is vacant.	RMB1,370,000 (51% interest attributable to the Urban Development Group: RMB698,700)

Notes:–

(1) According to Shanghai Certificate of Real Estate Ownership No. (2003)009964 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 9th April 2003, the land use rights and building ownership of the property, comprising an apportioned site area of 8.80 sq.m. and a gross floor area of 162.62 sq.m., have been vested in Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) for an unspecified term for residential use.

(2) According to Business Licence No. 3101041003420 dated 18th March 1997, Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) was established for an operating period from 18th March 1997 to 17th March 2027. The current registered capital is RMB10,000,000.

(3) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 3101041003420, Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) was established on 18th March 1997 for an operating period from 18th March 1997 to 17th March 2027 and is 51% owned by Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司). The current registered capital is RMB10,000,000;

(ii) According to Shanghai Certificate of Real Estate Ownership No. (2003)009964 on 9th April 2003, Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) has obtained the land use rights and building ownership of the property, comprising an apportioned site area of 8.80 sq.m. and a gross floor area of 162.62 sq.m. respectively;

(iii) Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property; and

(iv) The property is not subject to any mortgage.

(4) As advised by Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司), the property was acquired in July 2003 at an acquisition cost of RMB368,795.

(5) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
61	Unit 602, No. 23 Luoxiu 2nd Village, Xuhui District, Shanghai, the PRC	The property comprises a residential unit of a 6-storey residential building which was completed in 1995. The property has a total gross floor area of 84.28 sq.m. (907 sq.ft.). The land use rights of the property have been granted for an unspecified term for residential use.	The property is vacant.	RMB670,000 (51% interest attributable to the Urban Development Group: RMB341,700)

Notes:–

(1) According to Shanghai Certificate of Real Estate Ownership No. (2002)035897 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 27th November 2002, the land use rights and building ownership of various units situated at Nos.11, 23, 27 30, 31 Luoxiu 2nd Village, comprising a site area of 291.9 sq.m. and a gross floor area of 495.33 sq.m., have been vested in Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) for an unspecified term for residential use.

(2) According to Business Licence No. 3101041003420 dated 18th March 1997, Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) was established for an operating period from 18th March 1997 to 17th March 2027. The current registered capital is RMB10,000,000.

(3) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 3101041003420, Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) was established on 18th March 1997 for an operating period from 18th March 1997 to 17th March 2027 and is 51% owned by Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司). The current registered capital is RMB10,000,000;

(ii) According to Shanghai Certificate of Real Estate Ownership No. (2002)035897 on 27th November 2002, Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) has obtained the building ownership of the property, comprising a gross floor area of 84.28 sq.m.;

(iii) Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property; and

(iv) The property is not subject to any mortgage.

(4) As advised by Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司), the property was acquired in July 2003 at an acquisition cost of RMB191,132.

(5) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
62	Unit 602, No.115, Block 7, Hongbao 1st Village, Xidu Town, Fengxian District, Shanghai, the PRC	The property comprises a residential unit of a 6-storey residential building which was completed in 1994. The property has a total gross floor area of 68.5 sq.m. (737 sq.ft.). The land use rights of the property have been granted for an unspecified term for residential use.	The property is vacant.	RMB210,000 (51% interest attributable to the Urban Development Group: RMB107,100)

Notes:–

(1) According to Shanghai Certificate of Real Estate Ownership No. (2003)016445 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 18th September 2003, the building ownership of the property, comprising a gross floor area of 68.5 sq.m., has been vested in Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) for an unspecified term for residential use.

(2) According to Business Licence No. 3101041003420 dated 18th March 1997, Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) was established for an operating period from 18th March 1997 to 17th March 2027. The current registered capital is RMB10,000,000.

(3) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 3101041003420, Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) was established on 18th March 1997 for an operating period from 18th March 1997 to 17th March 2027 and is 51% owned by Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司). The current registered capital is RMB10,000,000;

(ii) According to Shanghai Certificate of Real Estate Ownership No. (2003)016445 on 18th September 2003, Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) has obtained the building ownership of the property, comprising a gross floor area of 68.5 sq.m.;

(iii) Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property; and

(iv) The property is not subject to any mortgage.

(4) As advised by Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司), the property was acquired in November 2003 at an acquisition cost of RMB177,500.

(5) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
63	7 residential units situated at Xidu Town, Fengxian District, Shanghai, the PRC	The property comprises 7 residential units in Xidu Town which were completed between 1994 and 1995. The property has a total gross floor area of 519.64 sq.m. (5,593 sq.ft.). The land use rights of the property have been allocated for an unspecified term for residential use.	The property is vacant.	No Commercial Value (Please see Note (2))

Notes:–

(1) According to 7 Shanghai Certificates of Real Estate Ownership all issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局), the land use rights and building ownership of the property, comprising a total apportioned site area of 265.30 sq.m. and a total gross floor area of 519.64 sq.m., have been vested in Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) for an unspecified land use term for residential use with details as follows:–

Certificate No.	Issued Date	Address	Year of Completion	Apportioned Site Area *(sq.m.)*	Gross Floor Area *(sq.m.)*
(2003)015318	3rd September 2003	Unit 502, No. 65, Block 16, Shuiza Sub-district	1994	36.50	70.75
(2003)015791	5th September 2003	Unit 502, No. 1, Block 1, Julong Taiwan City	1995	40.40	63.58
(2003)016175	12th September 2003	Unit 501, No. 42, Block 16, Xiaotang New Village	1995	35.90	57.82
(2003)017251	29th September 2003	Unit 502, No. 326, Block 30 Hongbao 2nd Village	1995	50.30	79.03
(2003)017486	9th October 2003	Unit 202, No. 46, Block 24, Shuiza Sub-district	1994	41.00	80.62
(2003)017687	14th October 2003	Unit 302, No. 26, Block 6, Zayuan 2nd Village	1995	36.00	83.79
(2003)017694	14th October 2003	Unit 602, No. 8, Block 3, Hongbao New Town	1995	25.20	84.05
			Total:	265.30	519.64

(2) According to the aforesaid Shanghai Certificates of Real Estate Ownership, the land use rights of the property is in allocation nature which is subject to approval from the government and extra land premium upon the disposal. However, on the assumption that approval from the government has been obtained, extra land premium has been settled and the property could be freely transferred, the capital value of the property in existing state as at 30th September 2007 was RMB1,620,000 (51% interest attributable to the Urban Development Group: RMB826,200).

(3) According to Business Licence No. 3101041003420 dated 18th March 1997, Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) was established for an operating period from 18th March 1997 to 17th March 2027. The current registered capital is RMB10,000,000.

(4) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 3101041003420, Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) was established on 18th March 1997 for an operating period from 18th March 1997 to 17th March 2027 and is 51% owned by Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司). The current registered capital is RMB10,000,000;

(ii) According to 7 Shanghai Certificates of Real Estate Ownership Nos. (2003)015318, (2003)015791, (2003)016175, (2003)017251, (2003)017486, (2003)017687 and (2003)017694, Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) has obtained the land use rights and building ownership of the property, comprising an apportioned site area of 265.30 sq.m. and a total gross floor area of 519.64 sq.m. respectively;

(iii) Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property;

(iv) The land use rights are in allocation nature. The ownership transference of the property should be approved by relevant government and the land premium should be paid by the grantee. The interests of the land use rights during the ownership transference of the property is payable to the government or at its disposal; and

(v) The property is not subject to any mortgage.

(5) As advised by Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司), the property was acquired in November 2003 at an acquisition cost of RMB1,435,238.

(6) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
64	14 residential units situated at Nos. 143, 153 and 155, Hanghua 1st Village, Minhang District, Shanghai, the PRC	The property comprises 14 residential units of a residential development which was completed in 1993. The property has a total gross floor area of 869.30 sq.m. (9,357 sq.ft.). The land use rights of the property have been allocated for an unspecified term for residential use.	The property is vacant.	No Commercial Value (Please see Note (2))

Notes:–

(1) According to 14 Shanghai Certificates of Real Estate Ownership all issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 13th October 2005, the building ownership of the property, comprising a total gross floor area of 869.30 sq.m., have been vested in Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) for an unspecified term for residential use with details as follows:–

Certificate No.	Unit	Block No.	Gross Floor Area *(sq.m.)*
(2005)075313	404	155	54.85
(2005)074816	501	153	54.85
(2005)074817	301	153	54.85
(2005)074827	604	155	54.85
(2005)074829	201	153	54.85
(2005)074830	603	153	71.75
(2005)074831	602	155	71.75
(2005)074832	603	155	71.75
(2005)074833	201	155	54.85
(2005)074834	602	143	71.75
(2005)074835	603	143	71.75
(2005)074836	401	153	54.85
(2005)074837	501	155	54.85
(2005)074838	602	153	71.75
		Total:	869.30

(2) According to the aforesaid Shanghai Certificates of Real Estate Ownership, the land use rights of the property is in allocation nature which is subject to approval from the government and extra land premium upon the disposal. However, on the assumption that approval from the government has been obtained, extra land premium has been settled and the property could be freely transferred, the capital value of the property in existing state as at 30th September 2007 was RMB6,170,000 (51% interest attributable to the Urban Development Group: RMB3,146,700).

(3) According to Business Licence No. 3101041003420 dated 18th March 1997, Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) was established for an operating period from 18th March 1997 to 17th March 2027. The current registered capital is RMB10,000,000.

(4) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 3101041003420, Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) was established on 18th March 1997 for an operating period from 18th March 1997 to 17th March 2027 and is 51% owned by Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司). The current registered capital is RMB10,000,000;

(ii) According to 14 Shanghai Certificates of Real Estate Ownership Nos. (2005)075313, (2005)074816, (2005)074817, (2005)074827, (2005)074829, (2005)074830, (2005)074831, (2005)074832, (2005)074833, (2005)074834, (2005)074835, (2005)074836, (2005)074837 and (2005)074838 on 13th October 2005, Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) has obtained the building ownership of the property, comprising a total gross floor area of 869.30 sq.m.;

(iii) Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property;

(iv) The land use rights are in allocation nature. The ownership transference of the property should be approved by relevant government and the land premium should be paid by the grantee. The interests of the land use rights during the ownership transference of the property is payable to the government or at its disposal; and

(v) The property is not subject to any mortgage.

(5) As advised by Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司), the property was acquired in August 2005 at an acquisition cost of RMB5,541,787.

(6) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30th September 2007
65	Unit 101, No. 26, Zone 4, Lane 3118, Yindu Road, Minhang District, Shanghai, the PRC	The property comprises a residential unit of a 6-storey residential building which was completed in 1995. The property has a gross floor area of 54.53 sq.m. (587 sq.ft.). The land use rights of the property have been transferred for an unspecified term for residential use.	The property is vacant.	RMB380,000 (51% interest attributable to the Urban Development Group: RMB193,800)

Notes:–

(1) According to Shanghai Certificate of Real Estate Ownership No. (2005)075512 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 18th October 2005, the building ownership of the property, comprising a gross floor area of 54.53 sq.m., has been vested in Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) for an unspecified term for residential use.

(2) According to Business Licence No. 3101041003420 dated 18th March 1997, Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) was established for an operating period from 18th March 1997 to 17th March 2027. The current registered capital is RMB10,000,000.

(3) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 3101041003420, Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) was established on 18th March 1997 for an operating period from 18th March 1997 to 17th March 2027 and is 51% owned by Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司). The current registered capital is RMB10,000,000;

(ii) According to Shanghai Certificate of Real Estate Ownership No. (2005)075512 on 18th October 2005, Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) has obtained the building ownership of the property, comprising a gross floor area of 54.53 sq.m.;

(iii) Shanghai Urban Development Residential Settlement Co., Ltd. (上海城開住宅安置有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property; and

(iv) The property is not subject to any mortgage.

(4) As advised by Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司), the property was acquired in November 2005 at an acquisition cost of RMB387,439.

(5) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of Occupancy	Capital value in existing state as at 30th September 2007
66	Unit 403, No. 228 Wulumuqi Road South, Xuhui District, Shanghai, the PRC	The property comprises a residential unit of an 11-storey residential building which was completed in 1996. The property has a gross floor area of 158.89 sq.m. (1,710 sq.ft.). The land use rights of the property have been granted for an unspecified term for residential use.	The property is vacant.	RMB2,490,000 (60% interest attributable to the Urban Development Group: RMB1,494,000)

Notes:–

(1) According to Shanghai Certificate of Real Estate Ownership No.(2000)001017 issued by Shanghai Housing and Land Resources Administration Bureau (上海市房屋土地資源管理局) on 13th January 2000, the land use rights and building ownership of the property, comprising an apportioned site area of 35.40 sq.m. and a gross floor area of 158.89 sq.m., have been vested in New Shanghai International Commercial City Development Co., Ltd. (新上海國際商城發展有限公司) for an unspecified land use term for residential use.

(2) According to Business Licence No. 3101041015183 dated 16th August 2007, New Shanghai International Commercial City Development Co., Ltd. (新上海國際商城發展有限公司) was established for an operating period from 18th September 1992 to 17th May 2027. The current registered capital is RMB100,000,000.

(3) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 3101041015183, New Shanghai International Commercial City Development Co., Ltd. (新上海國際商城發展有限公司) was established for an operating period from 18th September 1992 to 17th May 2027 and is 60% owned by Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司). The current registered capital is RMB100,000,000;

(ii) According to Shanghai Certificate of Real Estate Ownership No.(2000)001017, New Shanghai International Commercial City Development Co., Ltd. (新上海國際商城發展有限公司) has obtained the land use rights and building ownership of the property, comprising an apportioned site area of 35.40 sq.m. and a gross floor area of 158.89 sq.m.;

(iii) New Shanghai International Commercial City Development Co., Ltd. (新上海國際商城發展有限公司) is entitled to use, transfer, lease and mortgage the land use rights and building ownership of the property; and

(iv) The property is not subject to any mortgage.

(4) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Shanghai Certificate of Real Estate Ownership	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of Occupancy	Capital value in existing state as at 30th September 2007
67	16 residential units situated at Lane 1375 Pingyang Road, Minhang District, Shanghai, the PRC	The property comprises 16 residential units of a residential development which was competed in or about 2000. The property has a total gross floor area of 1,275.32 sq.m. (13,727 sq.ft.).	The property is vacant.	No Commercial Value (Please see Note (1))

Notes:–

(1) As at the date of valuation, Shanghai Certificate of Real Estate Ownership of the property has not been obtained yet. However, on the assumption that the legal title of the property has been obtained and the property can be freely transferred, the capital value of the property in existing state as at 30th September 2007 was RMB11,150,000 (90% interest attributable to the Urban Development Group: RMB10,035,000).

(2) According to Business Licence No. 3101121030958 dated 17th May 2006, Shanghai Wan Yuan Real Estate Development Co, Ltd. (上海萬源房地產開發有限公司) was established for an operating period from 17th May 1999 to 16th May 2014. The current registered capital is RMB300,000,000.

(3) We have been provided with a legal opinion on the property prepared by the Company's legal advisors, which contains, inter alia, the following information:–

(i) According to Business Licence No. 3101121030958, Shanghai Wan Yuan Real Estate Development Co, Ltd. (上海萬源房地產開發有限公司) was established on 17th May 1999 for an operating period from 17th May 1999 to 16th May 2014 and is 90% owned by Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司). The current registered capital is RMB300,000,000;

(ii) Shanghai Wan Yuan Real Estate Development Co, Ltd. (上海萬源房地產開發有限公司) is entitled to only use the property for demolishment and resettlement. Due to no title documents obtained by the Urban Development Group, Shanghai Wan Yuan Real Estate Development Co, Ltd. (上海萬源房地產開發有限公司) is not entitled to transfer, lease and mortgage the land use rights and building ownership of the property; and

(iii) According to Agreement for the Supply of Affordable Commodity Housing (配套商品房供應協議), Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司) has paid all the amount of the property to Shanghai Chengtou Assets Operation Co., Ltd (上海城投資產經營有限公司) and transferred the property to Shanghai Wan Yuan Real Estate Development Co, Ltd. (上海萬源房地產開發有限公司).

(4) As advised by Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司), the property was acquired in January 2006 at an acquisition cost of RMB4,156,075.

(5) As advised by Shanghai Urban Development (Holdings) Co., Ltd. (上海城開(集團)有限公司), the Shanghai Certificate of Real Estate Ownership of the property is not able to be obtained.

(6) The status of title and grant of major certificates, approvals and licences in accordance with the PRC legal opinion and information provided by the Urban Development Group are as follows:–

Shanghai Certificate of Real Estate Ownership	No
Agreement for the Supply of Affordable Commodity Housing	Yes
Business Licence	Yes

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of information contained in this circular and confirm, having made all reasonable enquires, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(a) As at the Latest Practicable Date, the interests or short positions of the Directors and the chief executive of the Company in the shares and underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required pursuant to Section 352 of the SFO to be entered in the register maintained by the Company referred to therein, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

(i) Interests in shares and underlying shares of the Company

- *Ordinary shares of the Company*

Name of Director	Capacity	Nature of interests	Number of issued shares held	Percentage of total issued share capital
Cai Lai Xing	Beneficial Owner	Personal	4,000,000	0.37%
Cai Yu Tian	Beneficial Owner	Personal	280,000	0.03%
Lu Ming Fang	Beneficial Owner	Personal	1,822,000	0.17%
Ding Zhong De	Beneficial Owner	Personal	530,000	0.05%
Zhou Jie	Beneficial Owner	Personal	307,000	0.03%
Qian Shi Zheng	Beneficial Owner	Personal	479,000	0.04%
Yao Fang	Beneficial Owner	Personal	180,000	0.02%
Tang Jun	Beneficial Owner	Personal	30,000	0.003%

All interests stated above represented long positions.

- *Share options of the Company*

Name of Director	Capacity	Date of grant	Exercise price per share *HK$*	Number of share options held	Percentage of total issued share capital
Cai Lai Xing	Beneficial Owner	2nd September 2005	14.89	800,000	0.07%
Cai Yu Tian	Beneficial Owner	2nd May 2006	17.10	940,000	0.09%
Lu Ming Fang	Beneficial Owner	2nd September 2005	14.89	480,000	0.04%
Ding Zhong De	Beneficial Owner	2nd May 2006	17.10	700,000	0.07%
Zhou Jie	Beneficial Owner	2nd September 2005	14.89	220,000	0.02%
Qian Shi Zheng	Beneficial Owner	2nd September 2005	14.89	200,000	0.02%
Tang Jun	Beneficial Owner	2nd September 2005	14.89	220,000	0.02%

Share options granted on 2nd September 2005 under the Company's share option scheme are exercisable during the period from 2nd March 2006 to 1st March 2009 in three batches.

Share options granted on 2nd May 2006 under the Company's share option scheme are exercisable during the period from 2nd November 2006 to 1st November 2009 in three batches.

(ii) Interests in shares of Shanghai Industrial Pharmaceutical Investment Co. Ltd.

Name of Director	Capacity	Nature of interests	Number of issued shares held	Percentage of total issued share capital
Lu Ming Fang	Beneficial Owner	Personal	23,400	0.01%
Ding Zhong De	Beneficial Owner	Personal	23,400	0.01%

All interests stated above represented long positions.

(b) As at the Latest Practicable Date, so far as was known to the Directors, the interests and short positions of the persons (not being a Director or chief executive of the Company) in the shares and underlying shares of the Company which were notified to the Company and the Stock Exchange pursuant to Divisions 2 and 3 of Part XV of the SFO were as follows:

Name of Shareholder	Capacity	Total interests in shares and underlying shares	Percentage of total issued share capital
• *Long Positions*			
SIIC	Interests held by controlled corporations	546,820,710 *(note (i))*	51.04%
Morgan Stanley	Interest held by controlled corporations	58,949,572	5.50%
JPMorgan Chase & Co.	Beneficial Owner	1,019,000	0.10%
	Investment Manager	2,191,530	0.20%
	Custodian Corporation/ Approved Lending Agent	60,851,644	5.68%
UBS AG	Beneficial Owner	14,366,647	1.34%
	Person having a security interest in shares	13,412,208	1.25%
	Interest held by controlled corporations	26,837,519	2.51%
• *Short Positions*			
SIIC	Interests held by controlled corporations	86,218,331 *(note (ii))*	8.05%
Morgan Stanley	Interest held by controlled corporations	13,619,678	1.27%
JPMorgan Chase & Co.	Beneficial Owner	400,000	0.04%
UBS AG	Interest held by controlled corporations	10,304,518	0.96%

Notes:

(i) SIIC through its wholly-owned subsidiaries, namely Shanghai Investment Holdings Ltd., SIIC Capital (B.V.I.) Ltd., SIIC CM Development Ltd., SIIC Trading Co. Ltd. and SIIC Treasury (B.V.I.) Ltd. held 466,644,371, 80,000,000, 10,000, 150,000 and 16,339 shares and underlying shares of the Company respectively, and was accordingly deemed to be interested in the respective shares and underlying shares of the Company held by the aforementioned companies.

(ii) SIIC was taken to have short positions in respect of 86,218,331 underlying shares of the Company under certain listed equity derivatives pursuant to the Zero Coupon Guaranteed Exchangeable Bonds issued by Shanghai Industrial Investment Treasury Co. Ltd. due March 2009 unconditionally and irrevocably guaranteed by SIIC and exchangeable into ordinary shares of the Company.

(c) As at the Latest Practicable Date, so far as was known to the Directors, the following Directors are also directors or employees of SIIC:

Name of Director	Position held in SIIC
Mr. Cai Lai Xing	Chairman
Mr. Cai Yu Tian	Executive Director and President
Mr. Lu Ming Fang	Executive Director
Mr. Ding Zhong De	Executive Director
Mr. Zhou Jie	Executive Vice President
Mr. Qian Shi Zheng	Vice President and General Manager of Finance and Planning Department
Mr. Yao Fang	Vice President
Mr. Tang Jun	General Manager of Internal Audit Department and Deputy General Manager of Finance and Planning Department

(d) As at the Latest Practicable Date, so far as was known to the Directors, the following persons and companies (other than members of the Group) were directly or indirectly interested in 10% or more of the issued share capital carrying rights to vote in all circumstances at general meetings of the following members of the Group (other than the Company) in the following manner:–

Name of member of the Group	Name of substantial shareholders	Class of share capital	Percentageof registered shareholding
Changzhou Pharmaceutical Co. Ltd.* (常州藥業股份有限公司)	Changzhou State-owned Assets Investment Co.* (常州國有資產投資經營總公司)	equity interest	23.05%
Chia Tai Qingchunbao Pharmaceutical Co. Ltd.* (正大青春寶藥業有限公司)	China (Hangzhou) Qingchunbao Group Co. Ltd.* (中國(杭州)青春寶集團有限公司)	equity interest	20%
	Hangzhou Chia Tai Qingchunbao Staff Shareholding Association* (杭州市正大青春寶職工持股協會)	equity interest	20%
Chifeng Arker Pharmaceutical Technology Co. Ltd.* (赤峰艾克製藥科技股份有限公司)	Shenzhen Yigong Industrial Co. Ltd.* (深圳益公實業有限公司)	equity interest	14.67%
Chifeng Mysun Pharma Co. Ltd.* (赤峰蒙欣藥業有限公司)	Chifeng Pharmaceutical (Group) Co. Ltd.* (赤峰製藥(集團)有限責任公司)	equity interest	17.91%
Guangdong Techpool Biochem Pharma Co. Ltd.* (廣東天普生化醫藥股份有限公司)	Guangzhou Bopu Biotechnology Co. Ltd.* (廣州市博普生物技術有限公司)	equity interest	23.06%
	Fu He Liang (傅和亮)	equity interest	11.98%
Techpool International Pharma Co. Ltd.* (廣州天普海外藥業有限公司)	Guangzhou Bopu Biotechnology Co. Ltd.* (廣州市博普生物技術有限公司)	equity interest	27.62%

Name of member of the Group	Name of substantial shareholders	Class of share capital	Percentageof registered shareholding
Hangzhou Huqingyutang Pharmaceutical Co. Ltd.* (杭州胡慶餘堂藥業有限公司)	Hangzhou Huqingyutang Group Co. Ltd.* (杭州胡慶餘堂集團有限公司)	equity interest	44.9566%
Liaoning Herbapex Pharmaceutical (Group) Co. Ltd.* (遼寧好護士藥業(集團)有限責任公司)	Medieval International Limited	equity interest	15%
	Zheng Ji Yu (鄭繼宇)	equity interest	16.47%
Mergen Biotech Limited	Excellent Hope Holdings Inc.	ordinary share	10.99%
	Sino Alliance International, Ltd.	ordinary share	18.6%
Shanghai Qiyi Dental Equipment Co. Ltd.* (上海奇異牙科器材有限公司)	Shanghai Dental Materials Factory Qi Xin Operating Services Department* (上海齒科材料廠奇新綜合經營服務部)	equity interest	10%
Shanghai Victor Medical Instrument Co. Ltd. (上海勝利醫療器械有限公司)	ACCS Products Inc. USA	equity interest	25%
Shanghai Yichuang Traditional Chinese Medicine Research & Development Center Co. Ltd. (上海醫創中醫藥科研開發中心有限公司)	Shanghai University of Traditional Chinese Medicine Technological Development Co.* (上海中醫大科技發展公司)	equity interest	45%
Shanghai Yunhu Raw-pharmaceutical Co. Ltd. (上海雲湖醫藥藥材股份有限公司)	Shanghai Yunhu Raw Pharmaceutical Co. Ltd. Staff Shareholding Association (上海雲湖醫藥藥材股份有限公司職工持股會)	equity interest	15.45%
Shanghai Yunhu Yuemin Pharmacy Co. Ltd.* (上海雲湖悦民大藥房有限公司)	Shanghai Yuanfeng Pharmacy* (上海源豐藥房)	equity interest	30%
SI United Changcheng Pharmaceutical Co. Ltd.* (上海實業聯合集團長城藥業有限公司)	Jin Jiang International Holdings Co. Ltd. (錦江國際(集團)有限公司)	equity interest	30%
SI United Pharmaceutical Co. Ltd.* (上海實業聯合集團製藥有限公司)	Zhou Yi Ping (周一平)	equity interest	22%
	Hu Zheng (許政)	equity interest	17%
	Feng Wei (馮衛)	equity interest	10%
Xiamen Traditional Chinese Medicine Co. Ltd.* (廈門中藥廠有限公司)	Xiamen Qinggong Group Co. Ltd.* (廈門輕工集團有限公司)	equity interest	30%
Chengdu Wingfat Printing Co. Ltd.* (成都永發印務有限公司)	Sichuan Swellfun Co. Ltd. (四川水井坊股份有限公司)	equity interest	20%
	Chengdu Jiangshi Investment Co. Ltd.* (成都江氏投資有限公司)	equity interest	19%
	Sichuan Huize Investment Co. Ltd.* (四川惠澤投資有限公司)	equity interest	10%
Hebei Yongxin Paper Co. Ltd.* (河北永新紙業有限公司)	Xinnan (Tianjin) Paper Co. Ltd.* (新南(天津)紙業有限公司)	equity interest	29%
Xuchang Yongchang Printing Co. Ltd. (許昌永昌印務有限公司)	Xuchang Cigarette Factory* (許昌捲煙總廠)	equity interest	20.6%
	Shangtou Bonded Area Jinguang Industrial Co., Ltd.* (汕頭保稅區金光實業有限公司)	equity interest	28.4%

(e) Save as disclosed above, as at the Latest Practicable Date:

(i) so far as was known to the Directors, none of the Directors or chief executive of the Company had any interests or short positions in any shares or underlying shares or interests in debentures of the Company or any associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange; and

(ii) there was no person known to the Directors who had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO or, was, directly or indirectly, interested in 10% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meeting of any other member of the Group, or any options in respect of such capital.

3. DIRECTORS' SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered, or proposed to enter into a service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

4. DIRECTORS' INTEREST IN COMPETING BUSINESS

As at the Latest Practicable Date, so far so was known to the Directors, none of the Directors and their respective associates was considered to have interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group or have any other conflicts of interest with the Group pursuant to the Listing Rules.

5. DIRECTORS' INTERESTS IN THE GROUP'S ASSETS OR CONTRACT OR ARRANGEMENTS SIGNIFICANT TO THE GROUP

As at the Latest Practicable Date, none of the Directors had any direct or indirect interest in any assets which have been, since 31st December 2006 (being the date to which the latest published audited financial statements of the Company were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of the Directors was materially interested in any contract or arrangement, subsisting at the date of this circular, which is significant in relation to the business of the Group.

6. MATERIAL CONTRACTS

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by the members of the Group within two years preceding the date of this circular and which are or may be material:

(a) the share reform plan of Shanghai Industrial Pharmaceutical Investment Co. Ltd.dated 6th April 2006 proposed by Shanghai Industrial YKB Ltd.;

(b) the share reform plan of Bright Dairy & Food Co. Ltd. dated 12th April 2006 proposed by among S.I. Food Products Holdings Ltd., Shanghai Dairy (Group) Co. Ltd., Danone Asia Pte. Ltd. and East Hope Group Co. Ltd.;

(c) the agreement dated 12th April 2006 entered into between S.I. Food Products Holdings Ltd. as the seller and Danone Asia Pte. Ltd. as the purchaser in relation to the transfer of 44,099,410 non-tradable shares of Bright Dairy & Food Co. Ltd.;

(d) the share transfer agreement dated 19th April 2006 entered into between S.I. Infrastructure Holdings Ltd. as the seller and COSCO Ports (Pudong) Ltd. as the purchaser in relation to the disposal of 10% interest in Shanghai Pudong International Container Terminals Ltd.;

(e) the supplement agreement to the operating licence agreement dated 13th June 2006 entered into between Shanghai Hu-Ning Expressway (Shanghai Section) Co. Ltd. and Shanghai Municipal Engineering Bureau;

(f) the agreement dated 13th June 2006 entered into between Shanghai Hu-Ning Expressway (Shanghai Section) Co. Ltd. and Shanghai Public Road Construction Company in relation to the toll collection of the Shanghai-Nanjing Expressway (Shanghai Section);

(g) the agreement dated 13th June 2006 entered into between Shanghai Hu-Ning Expressway (Shanghai Section) Co. Ltd. and Shanghai Public Road Construction Company in relation to the construction work for widening and alteration of the Shanghai-Nanjing Expressway (Shanghai Section);

(h) the conditional agreement dated 21st August 2006 entered into between Shanghai Industrial United (Group) Commercial Network Development Co. Ltd. as the seller and Lianhua Supermarket Holdings Co. Ltd. as the purchaser in relation to the disposal of a 22.21% equity interest in Shanghai Century Lianhua Supermarket Development Co. Ltd.;

(i) the conditional agreement dated 21st August 2006 entered into between Shanghai Industrial Pharmaceutical Investment Co. Ltd. as the seller and Lianhua Supermarket Holdings Co. Ltd. as the purchaser in relation to the disposal of a 18.18% equity interest in Shanghai Lianhua e-Commerce Co. Ltd.;

(j) the facility agreement dated 16th November 2006 entered into among the Company, SIHL Finance Limited and a syndicate of banks and financial institutions for 5-year term and revolving loan facilities of up to HK$3,000 million;

(k) the agreement dated 15th May 2007 entered into among the Company, SIIC MedTech Health Products Ltd. and Shanghai Industrial Pharmaceutical Investment Co. Ltd. supplemented by the supplemental agreement dated 21st August 2007 in relation to the subscription by SIIC MedTech Health Products Ltd. for 46,770,000 A Shares in Shanghai Industrial Pharmaceutical Investment Co. Ltd. and the transfers of 55% equity interest in Chia Tai Qingchunbao Pharmaceutical Co. Ltd., 51.0069% equity interest in Hangzhou Huqingyutang Pharmaceutical Co. Ltd., 61% equity interest in Xiamen Traditional Chinese Medicine Co. Ltd., 55% equity interest in Liaoning Herbapex Pharmaceutical Group Co. Ltd. and 29% equity interest (after a further capital injection) in Hangzhou Huqingyutang Drugstore Co. Ltd. by relevant subsidiaries of the Group to Shanghai Industrial Pharmaceutical Investment Co. Ltd. and/or its subsidiaries;

(l) the agreement dated 12th June 2007 between the Company, SAIC HK Limited and S.I. Automobile Development Holdings Ltd. for the transfer of the entire issued share capital in and shareholder's loan due from S.I. Automobile Development Holdings Ltd.;

(m) the agreement dated 12th June 2007 between S.I. Automobile Development Ltd. and Shanghai Automotive Co. Ltd. for the transfer of a 50% equity interest in Shanghai Huizhong Automotive Manufacturing Co. Ltd.;

(n) the agreement dated 12th June 2007 between S.I. Automobile Development Ltd. and Shanghai Automotive Co. Ltd. for the transfer of a 50% equity interest in Shanghai Wanzhong Automotive Components Co. Ltd.;

(o) the agreement dated 27th June 2007 entered into between the Company and Xuhui SAAC in relation to the increase in capital of Shanghai Urban Development;

(p) the joint venture contract dated 27th June 2007 entered into between the Company and Xuhui SAAC in relation to the joint operation of a Sino-foreign joint venture company to be transformed from Shanghai Urban Development;

(q) the joint venture articles dated 27th June 2007 entered into between the Company and Xuhui SAAC in relation to the joint operation of a Sino-foreign joint venture company to be transformed from Shanghai Urban Development;

(r) a sale and purchase agreement dated 15th October 2007 in respect of 10.005% interests in Bright Dairy & Food Co., Ltd. entered into between S.I. Food Products Holdings Ltd. and Danone Asia Pte. Ltd.; and

(s) the Equity Transfer Contract.

7. MATERIAL CHANGES

The Directors are not aware of any material adverse changes in the financial or trading position of the Group since 31st December 2006, the date to which the latest published audited consolidated accounts of the Group have been made up.

8. LITIGATION

So far as the Directors are aware, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and no litigation or arbitration of material importance was pending or threatened against the Company or any of its subsidiaries as at the Latest Practicable Date.

9. EXPERTS

(a) The following are the qualifications of the experts who have given opinion or advice contained in this circular:

Name	Qualification
Deloitte Touche Tohmatsu	Certified Public Accountants
DTZ Debenham Tie Leung Limited	International Property Valuers
Allbright Law Offices	PRC legal adviser

(b) As at the Latest Practicable Date, each of Deloitte Touche Tohmatsu, DTZ Debenham Tie Leung Limited and Allbright Law Offices had no shareholding interest in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities of any member of the Group.

(c) Each of Deloitte Touche Tohmatsu, DTZ Debenham Tie Leung Limited and Allbright Law Offices has given and has not withdrawn its written consent to the issue of this circular, with inclusion of its letter and/or references to its name in the form and context in which it is included.

(d) As at the Latest Practicable Date, each of Deloitte Touche Tohmatsu, DTZ Debenham Tie Leung Limited and Allbright Law Offices was not interested, directly or indirectly, in any assets which had since 31st December 2006 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by or leased to any member of the Group or which are proposed to be acquired or disposed of by or leased to any member of the Group.

(e) the accountants' report on Urban Development Group dated 19th December 2007 is set out in Appendix II hereto.

(f) The accountants' letter on unaudited pro forma statement of assets and liabilities of the Enlarged Group after completion dated 19th December 2007 is set out in Appendix III hereto.

(g) The valuation report from DTZ Debenham Tie Leung dated 19th December 2007 is set out in Appendix IV hereto.

10. MISCELLANEOUS

(a) The registered office of the Company is at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong.

(b) The share registrar and transfer office of the Company is Tricor Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

(c) The company secretary of the Company is Ms. Wong Mei Ling, Marina who is a Fellow of the Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.

(d) The qualified accountant of the Company is Mr. Lee Kim Fung, Edward who is a Fellow of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants.

(e) In the event of any inconsistency, the English language text of this circular shall prevail over the Chinese language text.

11. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the registered office of the Company at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong during normal business hours up to and including 2nd January 2008:

(a) the memorandum and articles of association of the Company;

(b) the contracts referred to in the section headed "Material Contracts" in this Appendix V;

(c) the audited financial statements of the Company for each of the two years ended 31st December 2005 and 31st December 2006;

(d) the accountants' report on Urban Development Group, the text of which is set out in Appendix II to this circular;

(e) the unaudited pro forma financial information on the Enlarged Group and the corresponding letter from the accountants, the text of which is set out in Appendix III to this circular;

(f) the letter, summary of valuations and valuation certificates from DTZ Debenham Tie Leung Limited, the text of which is set out in Appendix IV to this circular;

(g) the written consents referred to in the paragraph headed "Experts" of this Appendix V; and

(h) the following circulars issued pursuant to the requirements set out in Chapter 14 and/or Chapter 14A of the Listing Rules which have been issued since 31st December 2006, the date to which the latest published audited accounts of the Company were made up:

(i) the circular dated 27th June 2007 in relation to the issue of new A shares by Shanghai Industrial Pharmaceutical Investment Co. Ltd. and the transfer of assets to Shanghai Industrial Pharmaceutical Investment Co. Ltd.;

(ii) the circular dated 4th July 2007 in relation to the disposal of shareholding in and shareholder's loan due from S.I. Automobile Development Holdings Limited and equity interest in Shanghai Huizhong Automotive Manufacturing Co. Ltd. and Shanghai Wanzhong Automotive Components Co. Ltd.;

(iii) the circular dated 19th July 2007 in relation to the proposed investment in a PRC joint venture company;

(iv) the circular dated 5th November 2007 in relation to the acquisition of an additional shareholding interest in Bright Dairy & Food Co. Ltd.; and

(v) the circular dated 9th November 2007 in relation to the possible discloseable transaction and material dilution of interest in a major subsidiary in relation to the proposed spin-off and separate listing of The Wing Fat Printing Co. Ltd. on the Main Board of the Stock Exchange, certain continuing connected transactions and the adoption of share option scheme of The Wing Fat Printing Co. Ltd..

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下上海實業控股有限公司之股份全部**售出或轉讓**，應立即將本通函交予買主或承讓人或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

本通函僅供參考用途，並不構成收購、購買或認購上海實業控股有限公司證券之邀請或要約。

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(於香港註冊成立之有限公司)
(股份代號：363)

有關建議
增持上海城開(集團)有限公司
19%股本權益之
主要交易

董事會函件載於本通函第3頁至第14頁。

二零零七年十二月十九日

目 錄

在本通函內，除另有界定或文義另有所指外，下列詞語具有以下涵義：

「收購文件」	產權交易合同及徐滙國資委與本公司根據產權交易合同將訂立之上海城開合營合同修訂協議及上海城開合營章程修正案
「董事會」	董事會
「本公司」	上海實業控股有限公司，根據香港法律註冊成立之有限公司，其股份在聯交所主板上市
「關連人士」	具有上市規則所賦予的涵義
「代價」	建議收購之代價人民幣1,568,707,100元
「董事」	本公司董事
「經擴大集團」	本集團及城開集團
「產權交易合同」	本公司(作為買方)與徐滙國資委(作為賣方)就買賣上海城開19%股本權益而於二零零七年十月二十九日訂立之產權交易合同，雙方並於同日訂立補充合同
「本集團」	本公司及其附屬公司
「港元」	香港法定貨幣港元
「香港」	中國香港特別行政區
「獨立第三方」	非本公司關連人士之第三方
「最後實際可行日期」	二零零七年十二月十四日，即本通函付印前就確定本通函所載若干資料之最後實際可行日期
「上市規則」	聯交所證券上市規則

「標準守則」	上市規則附錄十所載之上市發行人董事進行證券交易之標準守則
「中國」	中華人民共和國
「建議收購」	本公司根據產權交易合同向徐滙國資委收購上海城開19%股本權益之建議
「人民幣」	中國法定貨幣人民幣
「證券及期貨條例」	香港法例第571章證券及期貨條例
「上海城開」	上海城開(集團)有限公司，一家於中國成立之中外合資經營企業
「股份」	本公司股本中每股面值0.10港元之股份
「股東」	股份之持有人
「上實集團」	上海實業(集團)有限公司，根據香港法律註冊成立之有限公司
「聯交所」	香港聯合交易所有限公司
「城開集團」	上海城開及其附屬公司
「評估基准日」	二零零七年七月三十一日
「徐滙國資委」	上海市徐滙區國有資產監督管理委員會，獲徐滙區人民政府授權及直轄徐滙區人民政府之政府機關，負責監督及管理徐滙區管有之國有資產，包括但不限於對上海城開行使國有股東職權

就本通函而言，人民幣兑港元滙率為1.00港元兑人民幣0.96元，此僅用作説明用途。該等兑換並不構成關於任何金額已經、可能已經或可能會按此滙率兑換的聲明。

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(於香港註冊成立之有限公司)
(股份代號：363)

執行董事：
蔡來興先生*(董事長)*
蔡育天先生*(副董事長及行政總裁)*
呂明方先生
丁忠德先生
周　杰先生*(常務副行政總裁)*
錢世政先生*(副行政總裁)*
姚　方先生
唐　鈞先生

獨立非執行董事：
羅嘉瑞先生
吳家瑋先生
梁伯韜先生

註冊辦事處：
香港
灣仔
告士打道三十九號
夏慤大廈
二十六樓

敬啟者：

**有關建議
增持上海城開(集團)有限公司
19%股本權益之
主要交易**

1. 緒言

於二零零七年十月二十九日，董事會宣佈，本公司與徐滙國資委就本公司以現金代價人民幣1,568,707,100元(相等於約1,634,070,000港元)收購上海城開額外19%股本權益訂立產權交易合同。據董事作出一切合理查詢後所知、所悉及所信，徐滙國資委為獨立第三方。

於建議收購前，本公司持有上海城開40%權益，而於建議收購後，本公司將持有上海城開59%權益。由於上海城開之資產於建議收購後將併入本集團帳目，根據上市規則第14章，建議收購構成本公司之主要交易。本公司已獲上實集團控制之公司書面批准產權交易合同，該等公司於作出該項批准當日及最後實際可行日期分

別合共持有有權出席本公司任何股東大會並於會上投票之證券面值約51.21%及約51.04%。根據上市規則第14.44條，建議收購已獲得股東以書面形式批准，代替召開本公司股東大會。

本通函旨在向股東提供有關該等交易之進一步資料及提供有關本公司之其他資料。

2. 建議收購

產權交易合同

產權交易合同之主要條款概述如下：

訂約日	：	二零零七年十月二十九日
訂約方	：	(1)本公司 (2)徐滙國資委
交易性質	：	根據產權交易合同，徐滙國資委已同意出售，而本公司已同意收購上海城開之19%股本權益。
代價	：	代價人民幣1,568,707,100元(相等於約1,634,070,000港元)，為徐滙國資委於邀約文件之掛牌價格。誠如有關邀約文件所披露及據本公司理解，該代價乃經參考上海城開於評估基准日之經評估淨資產約人民幣7,203,721,600元(相等於約7,503,877,000港元)而釐定。 該代價須於產權交易合同生效日後五個工作日內以現金港元或美元全數付清。 本公司已向上海聯合產權交易所支付人民幣300,000,000元(相等於約312,500,000港元)作為保證金。在產權交易合同生效後，該等保證金將抵作向徐滙國資委支付之部分代價；或由於本公司實質性違約以外的其它原因致本公司不能履行支付代價義務的，該等保證金將返還給本公司。

不出售承諾　：　本公司已向徐滙國資委承諾，在通過產權交易合同取得上海城開19%股本權益後，未經徐滙國資委同意，自取得之日起五年內不得對外轉讓、質押該等股本權益。

其他承諾　：　本公司亦已向徐滙國資委承諾：

(1) 如上海城開需要增資時，本公司須以現金按其於上海城開所持的股權比例進行增資；及

(2) 如上海城開因業務需要向金融機構貸款時，本公司須按其於上海城開的持股比例，為該等貸款提供相應的擔保。

本公司及徐滙國資委已同意(其中包括)：

(1) 就上海城開若干資產已確定評估值或其評估值為零，經資產處置後，資產實際收益與評估值如發生差額，該部分的餘額或缺額，則由徐滙國資委享有或補足(視情況而定)；

(2) 就徐滙國資委行使權利清理若干在評估範圍以外但仍在上海城開名下之資產，本公司須配合徐滙國資委完成清理；及

(3) 倘上海徐滙國有資產投資經營有限公司因在產權交易合同簽署前已發生的由其對上海城開向銀行借款所提供的擔保而承擔責任，該部份的經濟損失將由上海城開依法

承擔。然而，倘上海城開因在產權交易合同簽署前已發生的由上海徐滙國有資產投資經營有限公司向銀行借款所提供的擔保而承擔責任，徐滙國資委同意對上海城開所造成的實際經濟損失從其所持上海城開41%股權以後年度應得的股利補足給上海城開。

上海城開董事會之組成	:	上海城開之董事會將由七名成員組成。本公司及徐滙國資委分別有權向上海城開委派四名董事及三名董事。上海城開董事長將由本公司委派，上海城開副董事長將由徐滙國資委委派。
其他	:	徐滙國資委與本公司已協定，於落實產權交易合同的同時，合營合同及合營章程應按照相關中國法律法規予以修訂。
生效日	:	產權交易合同將於獲得中國相關審批機關批准後生效。在本公司就建議收購遵守上市規則相關要求後，收購文件應報送有權審批機關批准。於最後實際可行日期，相關機構的審批申請正在進行中。

建議收購完成前及完成後之公司架構

於建議收購完成後，本公司於上海城開之股本權益將由40%增至59%，上海城開將作為本公司非全資附屬公司列帳，因此，上海城開之財務業績將併入本集團帳目內。

以下分別載列上海城開於最後實際可行日期及緊隨建議收購完成後之股權架構：


於最後實際可行日期
徐滙國資委附註
本公司
60%
40%
上海城開
緊隨建議收購完成後
徐滙國資委附註
本公司
41%
59%
上海城開

附註： 上海徐滙區人民政府授權徐滙國資委代行國有股東職權。

進行建議收購之理由與效益

上海城開管理團隊在房地產開發方面擁有豐富經驗，在上海市房地產業享有良好聲譽，包括二零零六年「中國房地產企業100強」及「成長型前十大企業」等殊榮。預期是次增購上海城開權益從而取得控制性股權，本集團將可迅速構建一個具動力的房地產業務平台，而本公司之穩健財務優勢－低資產負債比率及強勁現金流均有利擴大房地產業務投資規模。

根據本公司對上海城開進行之盡職調查、所得資料及內部重估上海城開資產值，以及考慮到中國物業市場物業價值上漲，及建議收購使本公司獲得上海城開控股權，董事認為，代價就本公司及股東而言屬公平及合理。董事亦認為產權交易合同乃按一般商業條款訂立，對本公司及股東而言乃公平及合理。董事認為訂立產權交易合同乃符合本公司及股東之整體利益，並倘就批准建議收購而舉行股東大會，則會推薦股東對決議案投贊成票。

資金來源

本公司將以本公司內部資源提供資金支付代價。

3. 建議收購之財務影響

於完成時，上海城開將成為本公司之非全資附屬公司，而上海城開之收購後財務業績將併入本集團之業績。

(i) 資產淨值

根據本通函附錄三所載經擴大集團之未經審核備考報表，估計經擴大集團之未經審核備考總資產及總負債將分別增加約144.07億港元及94.97億港元；而經擴大集團之未經審核備考少數股東權益將增加約49.10億港元。因此，本公司權益持有人應佔經擴大集團之未經審核備考權益將約為181.73億港元。本公司權益持有人應佔權益於收購完成時將無變動。

(ii) 盈利

於完成時，經擴大集團之財務業績將包括上海城開業績之19%。此外，經擴大集團將錄得相等於本公司支付超過經擴大集團應佔上海城開資產淨值之溢價金額之商譽。根據本集團之現行會計政策，該等商譽將每年進行減值測試。

4. 上海城開之管理層討論與分析

上海城開經營之業務

上海城開於一九九六年成立，於本公司收購其40%股權後，該公司於二零零七年七月由一家國有企業轉制為中外合資經營企業。於最後實際可行日期，上海城開之註冊資本為人民幣301,330,000元，由徐滙國資委及本公司分別佔60%及40%權益。

上海城開及其附屬公司合共擁有多個重大商業和住宅地產項目，土地儲備總可建築面積計約200萬平方米，分佈上海市、江蘇昆山、湖南長沙和安徽合肥等地，其中包括「徐家滙中心」及「萬源城」，上海城開分別佔60%及90%權益。「徐家滙中心」

(目前處於規劃階段)位於上海市商業中心徐家滙地鐵站上蓋，規劃佔地面積13.2 公頃，將成為上海市中心最大的綜合性商業項目之一。「萬源城」(目前六期工程中，有五期正處於開發階段)是位於上海市西南、上海中環線內面積最大之一的住宅項目，規劃佔地面積約94.3 公頃。

上海城開及其附屬公司現時之主要業務包括房地產開發經營及諮詢服務、動遷承包、建築配套設備、建材、實業投資、國內貿易(除專項規定)以及房地產銷售、租賃、物業管理。

上海城開之財務資料

上海城開之會計師報告載於本通函附錄二。以下載列上海城開截至二零零四年、二零零五年及二零零六年十二月三十一日止三個年度各年、截至二零零七年七月三十一日止七個月之經審核綜合財務業績及綜合資產淨值及截至二零零六年七月三十一日止七個月相應之未經審核綜合財務業績概要，乃根據香港會計師公會頒佈之香港財務報告準則編製，摘錄自上海城開之會計師報告：

	截至十二月三十一日止年度			截至 七月三十一日止七個月	
	二零零四年	**二零零五年**	**二零零六年**	**二零零六年**	**二零零七年**
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
	(經審核)	*(經審核)*	*(經審核)*	*(未經審核)*	*(經審核)*
綜合營業額	2,707,752	2,045,828	4,185,095	3,344,044	1,222,214
除税及少數股東權益前綜合溢利/(虧損)	380,576	63,854	789,938	840,978	(13,830)
除税及少數股東權益後綜合溢利	223,179	39,040	299,048	338,094	(27,051)
上海城開股東應佔綜合股東權益	484,798	453,546	758,463	不適用	2,923,993

過往表現回顧

綜合營業額

截至二零零六年十二月三十一日止三個年度各年及截至二零零七年七月三十一日止七個月，上海城開之營業額分別約為人民幣2,707,752,000元、人民幣2,045,828,000元、人民幣4,185,095,000元及人民幣1,222,214,000元。上海城開之營業額來自於截至二零零六年十二月三十一日止三個年度及截至二零零七年七月三十一日止七個月在中國經營物業發展、銷售及相關服務以及超級市場業務。期內營業額波動主要由於已落成及售出之單位數目所引致。

除稅及少數股東權益後綜合溢利

上海城開於截至二零零六年十二月三十一日止三個年度及截至二零零七年七月三十一日止七個月分別錄得除稅及少數股東權益後綜合溢利約人民幣223,179,000元、人民幣39,040,000元、人民幣299,048,000元及人民幣27,051,000元。

財務狀況回顧

綜合總資產

上海城開於二零零四年、二零零五年及二零零六年十二月三十一日以及二零零七年七月三十一日之綜合總資產分別約為人民幣6,167,723,000元、人民幣7,904,861,000元、人民幣8,193,339,000元及人民幣11,273,183,000元。上海城開之主要資產為存貨，分別約為人民幣4,366,830,000元、人民幣4,673,491,000元、人民幣5,522,627,000元及人民幣5,670,788,000元，分別佔其綜合總資產約70.8%、59.1%、67.4%及50.3%。

綜合總負債

於二零零四年、二零零五年及二零零六年十二月三十一日以及二零零七年七月三十一日，上海城開之綜合總負債分別約為人民幣5,500,663,000元、人民幣7,260,938,000元、人民幣6,802,341,000元及人民幣7,752,845,000元。上海城開之主要負債為貿易及其他應付款項以及為物業發展業務籌得之銀行貸款。

流動資金及財務資源

於二零零四年、二零零五年及二零零六年十二月三十一日，上海城開之營運資金主要由銀行借貸提供資金。於二零零七年七月三十一日，上海城開之營運資金由本公司為收購上海城開40%股權而增資及股東之財務支持所鞏固，預期上海城開將有充足財務資源以應付其持續經營及發展需要。

資本負債比率

於二零零四年、二零零五年及二零零六年十二月三十一日以及二零零七年七月三十一日，上海城開有計息借貸分別約人民幣1,399,000,000元、人民幣2,777,000,000元、人民幣3,162,500,000元及人民幣3,447,500,000元，而於二零零四年、二零零五年及二零零六年十二月三十一日以及二零零七年七月三十一日，上海城開之債項淨額比率分別約為50.5%、37.8%、47.9%及3.2%。

庫務政策

於截至二零零六年十二月三十一日止三個年度及截至二零零七年七月三十一日止七個月，上海城開並無正式庫務政策，亦無訂立任何形式之財務安排作對沖用途。

資本架構

上海城開為一家於一九九六年四月三十日在中國成立之國有企業，繳足註冊資本為人民幣180,800,000元。於二零零七年六月二十七日，本公司與中方合營夥伴徐滙國資委訂立增資協議，據此，本公司已同意向上海城開增資人民幣2,130,660,600元，其中人民幣120,530,000元注入上海城開註冊資本，而餘額人民幣2,010,130,600元計入其資本儲備。增資於二零零七年七月注入及於二零零七年七月三十一日在上海城開之股本及儲備中反映。

外滙風險管理

於截至二零零六年十二月三十一日止三個年度及截至二零零七年七月三十一日止七個月，上海城開達成之交易主要以人民幣為單位。預期其外滙風險極低。因此，上海城開並無採納正式之外滙風險管理政策。

資本承擔、資產抵押及或然負債

於二零零五年十二月三十一日，上海城開因收購一家聯營公司而產生資本承擔約人民幣18,000,000元。於二零零四年、二零零五年及二零零六年十二月三十一日以及二零零七年七月三十一日，上海城開因購買物業、廠房及設備而產生之資本承擔分別約為人民幣4,172,000元、人民幣9,483,000元、人民幣零元及人民幣2,584,000元。上海城開使用其內部資源撥付該等承擔。

於二零零四年、二零零五年及二零零六年十二月三十一日以及二零零七年七月三十一日，上海城開分別約為人民幣985,216,000元、人民幣842,316,000元、人民幣2,104,842,000元及人民幣2,855,332,000元之資產被抵押予銀行作為授予上海城開一般銀行融資之擔保。

於二零零四年、二零零五年及二零零六年十二月三十一日以及二零零七年七月三十一日，並無認定任何或然負債。

僱員及薪酬政策

於二零零四年、二零零五年及二零零六年十二月三十一日以及二零零七年七月三十一日，上海城開於中國分別有6,239名、7,432名、7,685名及7,496名僱員。截至二零零六年十二月三十一日止三個年度及截至二零零七年七月三十一日止七個月之總員工成本分別約為人民幣118,574,000元、人民幣138,025,000元、人民幣170,380,000元及人民幣109,527,000元。僱員按其表現及工作經驗獲支付酬金。

重大投資、重大收購及出售／未來重大投資計劃

收購附屬公司

於截至二零零六年十二月三十一日止年度，上海城開收購了若干附屬公司，詳情如下：

於二零零六年三月，上海城開以人民幣16,925,000元之代價收購了上海九久廣場投資開發有限公司60%已發行股本。此次收購以購入法入帳，收購並無產生任何收購商譽或折讓。

於二零零六年七月，由於徐滙國資委增資30%，上海城開在上海寰宇城市投資發展有限公司之股權由30%增至60%。上海寰宇城市投資發展有限公司是一家在中國成立之中外合資企業，先前分類為上海城開之聯營公司。

出售附屬公司

於二零零四年二月，上海城開出售其於上海城開房地產經紀有限公司之全部股權，代價為人民幣50,000,000元。

於二零零五年十二月，上海城開出售其於上海城開國際貿易有限公司之全部股權，代價為人民幣1,821,000元。

於二零零六年一月，上海城開出售其於上海凱文克蘭化妝品有限公司之全部股權，代價為人民幣2,550,000元。

於二零零七年三月，基於外部投資者注資，上海城開於上海九久廣場之股權由60%攤薄至19.9%。

除於本通函附錄二所載會計師報告內所披露者外，上海城開於最後實際可行日期概無任何重大投資、收購及出售之計劃。

5. 上市規則之涵義

於建議收購前，本公司持有上海城開40%權益，而於建議收購後，本公司將持有上海城開59%權益。由於上海城開之資產於建議收購後將併入本集團帳目，根據上市規則第14.28(1)條計算之規模測試已使用全部總資產、溢利及收益。

就建議收購而言，由於根據上市規則第14章計算之所有百分比率（代價比率除外）超過25%但低於100%，根據上市規則第14章，建議收購構成本公司之主要交易。因此，建議收購須遵守上市規則之申報、公佈及股東批准之規定。

股東批准

本公司已獲得上實集團控制之各公司（於批准當日合共持有有權出席本公司任何股東大會並在會上投票約51.21%之證券面值）書面批准產權交易合同。該等公司分別為上海投資控股有限公司、SIIC Capital (B.V.I.) Limited及上海實業崇明開發建設有限公司（於該批准日期合共持有548,076,000股股份），均為上實集團之全資附屬公司，並根據上市規則第14.45條，構成一批有密切聯繫的股東。除上實集團外，概無本公司之關連人士於此三名股東持有任何股份。於建議收購擁有重大權益之任何股東及其聯繫人士將就建議收購放棄投票。該等股東概無於建議收購擁有重大權益，因此，倘本公司就批准建議收購召開股東大會，概無股東須放棄投票。

根據上市規則第14.44條，建議收購已獲本公司股東以書面形式批准，代替召開本公司股東大會。

6. 一般資料

本集團主要從事房地產投資、基建設施、醫藥及消費品業務。

徐滙國資委為獲徐滙區人民政府授權及直轄徐滙區人民政府之政府機關，負責監督及管理徐滙區管有之國有資產，包括但不限於對上海城開行使國有股東職權。

7. 其他資料

謹請　閣下細閱本通函附錄所載之其他資料。

此　致

列位股東　台照

代表董事會
董事長
蔡來興
謹啟

二零零七年十二月十九日

財務概要

以下為本集團截至二零零六年十二月三十一日止三個年度之經審核綜合收益表及綜合資產負債表概要，乃節錄自本集團於各呈報年度之有關年報。

	截至十二月三十一日止年度		
	二零零六年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*
業績			
營業額	6,851,023	6,025,285	3,428,939
銷售成本	(4,307,078)	(3,719,705)	(1,505,051)
毛利	2,543,945	2,305,580	1,923,888
投資收入	726,676	389,460	233,570
其他收入	310,815	162,361	31,127
分銷費用	(873,253)	(830,374)	(741,799)
行政費用	(792,179)	(716,676)	(401,784)
其他費用	(1,900)	(9,648)	(144,532)
財務費用	(104,555)	(82,024)	(19,317)
分佔合營企業溢利	21,152	2,839	76,201
分佔聯營公司溢利	157,215	102,532	254,132
出售附屬公司、聯營公司及合營企業權益之淨溢利	23,842	180,661	698,523
應收合營企業款項之準備	–	–	(33,376)
附屬公司股權分置改革之攤薄虧損	(214,955)	–	–
聯營公司股權分置改革之虧損	(27,739)	–	–
附屬公司商譽和聯營公司及合營企業權益之減值損失	(32,352)	(26,185)	(191,232)
購併附屬公司附加權益之折讓	–	2,324	–
持有作出售資產之減值損失	–	(31,247)	–
除稅前溢利	1,736,712	1,449,603	1,685,401
稅項	(236,442)	(194,042)	(186,152)
年度溢利	1,500,270	1,255,561	1,499,249
每股盈利－基本	1.30港元	1.07港元	1.45港元

	於十二月三十一日		
	二零零六年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*
資產及負債			
資產總額	23,658,128	21,972,155	20,606,861
負債總額	3,927,133	3,764,126	3,515,634
少數股東權益	2,225,614	1,832,137	1,476,366
本公司股東應佔股東權益	17,505,381	16,375,892	15,614,861
每股股東權益	18.07港元	16.93港元	16.29港元

綜合收益表

截至二零零六年十二月三十一日止年度

	附註	二零零六年 千港元	二零零五年 千港元
營業額	6	6,851,023	6,025,285
銷售成本		(4,307,078)	(3,719,705)
毛利		2,543,945	2,305,580
投資收入	7	726,676	389,460
其他收入		310,815	162,361
分銷費用		(873,253)	(830,374)
行政費用		(792,179)	(716,676)
其他費用		(1,900)	(9,648)
財務費用	8	(104,555)	(82,024)
分佔合營企業溢利		21,152	2,839
分佔聯營公司溢利		157,215	102,532
出售附屬公司、聯營公司及合營企業權益之淨溢利	9	23,842	180,661
附屬公司股權分置改革之攤薄虧損	10	(214,955)	–
聯營公司股權分置改革之虧損		(27,739)	–
附屬公司商譽和聯營公司及合營企業權益之減值損失		(32,352)	(26,185)
購併附屬公司附加權益之折讓		–	2,324
持有作出售資產之減值損失	34	–	(31,247)
除稅前溢利		1,736,712	1,449,603
稅項	11	(236,442)	(194,042)
年度溢利	12	1,500,270	1,255,561
歸屬於			
－本公司股東		1,257,778	1,027,940
－少數股東		242,492	227,621
		1,500,270	1,255,561
股息	14	426,058	529,805
每股盈利	15		
－基本		1.30港元	1.07港元
－攤薄		1.29港元	1.06港元

綜合資產負債表

於二零零六年十二月三十一日

	附註	二零零六年 千港元	二零零五年 千港元
非流動資產			
投資物業	16	80,570	51,830
物業、廠房及設備	17	2,671,797	2,404,338
已付土地租金－非流動部份	18	251,016	225,238
收費公路經營權	19	1,778,596	1,776,798
其他無形資產	20	89,659	95,077
商譽	21	421,825	397,987
於合營企業權益	23	2,444,993	2,390,508
於聯營公司權益	24	3,793,890	3,868,057
可供出售之投資	25	197,109	321,054
應收貸款－非流動部份	26	3,689	4,277
採購物業、廠房及設備之已付訂金	27	664,945	26,326
購併附屬公司之已付訂金	28	—	68,269
金融衍生工具	29	—	6,421
遞延税項資產	41	28,762	25,876
		12,426,851	11,662,056
流動資產			
存貨	30	1,216,612	1,215,725
貿易及其他應收款項	31	1,513,127	1,539,861
已付土地租金－流動部份	18	7,035	8,129
應收貸款－流動部份	26	—	62,757
於損益表按公允值列帳之財務資產	32	1,660,111	1,070,042
作抵押之銀行存款	33	28,560	28,000
短期銀行存款	33	674,845	275,804
銀行結存及現金	33	6,102,154	5,764,596
		11,202,444	9,964,914
持有作出售資產	34	28,833	345,185
		11,231,277	10,310,099
流動負債			
貿易及其他應付款項	35	1,535,920	1,297,662
應付税項		102,464	65,236
短期銀行及其他貸款	36	614,741	1,320,175
		2,253,125	2,683,073
流動資產淨值		8,978,152	7,627,026
資產總值減流動負債		21,405,003	19,289,082

綜合資產負債表

於二零零六年十二月三十一日

	附註	二零零六年 千港元	二零零五年 千港元
股本及儲備			
股本	37	96,850	96,753
儲備		17,408,531	16,279,139
本公司股東應佔股東權益		17,505,381	16,375,892
少數股東權益		2,225,614	1,832,137
總權益		19,730,995	18,208,029
非流動負債			
長期銀行及其他貸款	36	1,561,962	973,574
遞延税項負債	41	112,046	107,479
		1,674,008	1,081,053
		21,405,003	19,289,082

資產負債表

於二零零六年十二月三十一日

	附註	二零零六年 千港元	二零零五年 千港元
非流動資產			
物業、廠房及設備	17	5,388	6,134
於附屬公司權益	22	1,023,154	1,023,154
於合營企業權益	23	–	141,673
金融衍生工具	29	–	6,421
		1,028,542	1,177,382
流動資產			
按金、預付款及其他應收款項		13,299	13,345
應收附屬公司款項	40	12,391,032	13,271,642
短期銀行存款	33	453,688	171,823
銀行結存及現金	33	2,864,133	1,940,841
		15,722,152	15,397,651
流動負債			
其他應付款項及應付費用		41,059	38,873
應付附屬公司款項	40	632,762	387,734
短期銀行貸款	36	–	800,000
		673,821	1,226,607
流動資產淨值		15,048,331	14,171,044
資產總值減流動負債		16,076,873	15,348,426
股本及儲備			
股本	37	96,850	96,753
儲備	39	15,980,023	14,451,673
		16,076,873	14,548,426
非流動負債			
長期銀行貸款	36	–	800,000
		16,076,873	15,348,426

綜合權益變動表

截至二零零六年十二月三十一日止年度

	歸屬於本公司股東之權益												
	股本	股本溢價	購股期權儲備	股本贖回儲備	其他重估儲備	對沖儲備	重估儲備	換算儲備	中國法定儲備	保留溢利	總額	少數股東權益	總權益
	千港元	千港元	千港元	千港元	千港元 (附註i)	千港元	千港元	千港元	千港元 (附註ii)	千港元	千港元	千港元	千港元
於二零零五年一月一日	95,864	10,032,631	2,800	1,071	–	(3,328)	–	35,655	385,074	5,063,969	15,613,736	1,476,366	17,090,102
現金流量對沖溢利	–	–	–	–	–	9,749	–	–	–	–	9,749	–	9,749
折算財務報表匯兌差額	–	–	–	–	–	–	–	76,942	–	–	76,942	23,186	100,128
分佔合營企業折算財務報表匯兌差額	–	–	–	–	–	–	–	44,177	–	–	44,177	–	44,177
分佔聯營公司折算財務報表匯兌差額	–	–	–	–	–	–	–	20,334	–	–	20,334	–	20,334
收購附屬公司之公允值調整	–	–	–	–	8,144	–	–	–	–	–	8,144	572	8,716
未於收益表確認的淨溢利	–	–	–	–	8,144	9,749	–	141,453	–	–	159,346	23,758	183,104
本年度溢利	–	–	–	–	–	–	–	–	–	1,027,940	1,027,940	227,621	1,255,561
出售附屬公司權益時之實現額	–	–	–	–	–	–	–	11	–	–	11	–	11
出售合營企業權益時之實現額	–	–	–	–	–	–	–	(3,576)	(800)	–	(4,376)	–	(4,376)
出售聯營公司權益時之實現額	–	–	–	–	–	–	–	(26)	–	–	(26)	–	(26)
本年度確認的收入及費用總額	–	–	–	–	8,144	9,749	–	137,862	(800)	1,027,940	1,182,895	251,379	1,434,274
行使購股期權發行之股份	889	–	–	–	–	–	–	–	–	–	889	–	889
發行股份之溢價	–	103,271	–	–	–	–	–	–	–	–	103,271	–	103,271
發行股份之有關支出	–	(121)	–	–	–	–	–	–	–	–	(121)	–	(121)
確認以股份為基準之付款支出	–	–	5,027	–	–	–	–	–	–	–	5,027	1,111	6,138
儲備調撥	–	–	–	–	–	–	–	–	68,826	(68,826)	–	–	–
附屬公司少數股東之注資	–	–	–	–	–	–	–	–	–	–	–	84,159	84,159
已付附屬公司少數股東股息	–	–	–	–	–	–	–	–	–	–	–	(110,994)	(110,994)
增購附屬公司權益	–	–	–	–	–	–	–	–	–	–	–	(79,100)	(79,100)
收購附屬公司	–	–	–	–	–	–	–	–	–	–	–	209,706	209,706
出售部份附屬公司權益	–	–	–	–	–	–	–	–	–	–	–	1,825	1,825
出售附屬公司	–	–	–	–	–	–	–	–	–	–	–	(2,315)	(2,315)
已付股息*(附註14)*	–	–	–	–	–	–	–	–	–	(529,805)	(529,805)	–	(529,805)
於二零零五年十二月三十一日	96,753	10,135,781	7,827	1,071	8,144	6,421	–	173,517	453,100	5,493,278	16,375,892	1,832,137	18,208,029

	歸屬於本公司股東之權益												
	股本 *千港元*	股本溢價 *千港元*	購股期權儲備 *千港元*	股本贖回儲備 *千港元*	其他重估儲備 *千港元* *(附註i)*	對沖儲備 *千港元*	重估儲備 *千港元*	換算儲備 *千港元*	中國法定儲備 *千港元* *(附註ii)*	保留溢利 *千港元*	總額 *千港元*	少數股東權益 *千港元*	總權益 *千港元*
於二零零六年一月一日	96,753	10,135,781	7,827	1,071	8,144	6,421	–	173,517	453,100	5,493,278	16,375,892	1,832,137	18,208,029
現金流量對沖虧損	–	–	–	–	–	(6,421)	–	–	–	–	(6,421)	–	(6,421)
折算財務報表匯兌差額	–	–	–	–	–	–	–	156,992	–	–	156,992	63,863	220,855
分佔合營企業折算財務報表匯兌差額	–	–	–	–	–	–	–	92,317	–	–	92,317	–	92,317
分佔聯營公司折算財務報表匯兌差額	–	–	–	–	–	–	–	45,217	–	–	45,217	–	45,217
可供出售之投資之公允值調整	–	–	–	–	–	–	4,002	–	–	–	4,002	–	4,002
未於收益表確認的淨溢利	–	–	–	–	–	(6,421)	4,002	294,526	–	–	292,107	63,863	355,970
本年度溢利	–	–	–	–	–	–	–	–	–	1,257,778	1,257,778	242,492	1,500,270
附屬公司股權分置改革攤薄權益時之實現額	–	–	–	–	–	–	–	(3,778)	(3,319)	3,319	(3,778)	–	(3,778)
出售附屬公司權益時之實現額	–	–	–	–	–	–	–	(31)	–	–	(31)	–	(31)
出售聯營公司權益時之實現額	–	–	–	–	–	–	–	(13,195)	(43,931)	43,931	(13,195)	–	(13,195)
附屬公司股權分置改革攤薄權益	–	–	–	–	–	–	–	–	–	–	–	214,481	214,481
本年度確認的收入及費用總額	–	–	–	–	–	(6,421)	4,002	277,522	(47,250)	1,305,028	1,532,881	520,836	2,053,717
行使購股期權發行之股份	97	–	–	–	–	–	–	–	–	–	97	–	97
發行股份之溢價	–	11,547	–	–	–	–	–	–	–	–	11,547	–	11,547
因行使購股期權而轉至股本溢價	–	72	(72)	–	–	–	–	–	–	–	–	–	–
因取消購股期權而沖回	–	–	(321)	–	–	–	–	–	–	321	–	–	–
發行股份之有關支出	–	(25)	–	–	–	–	–	–	–	–	(25)	–	(25)
確認以股份為基準之付款支出	–	–	11,047	–	–	–	–	–	–	–	11,047	31	11,078
儲備調撥	–	–	–	–	–	–	–	–	73,064	(73,064)	–	–	–
附屬公司少數股東之注資款	–	–	–	–	–	–	–	–	–	–	–	2,509	2,509
退還附屬公司少數股東之注資款	–	–	–	–	–	–	–	–	–	–	–	(11,250)	(11,250)
已付附屬公司少數股東股息	–	–	–	–	–	–	–	–	–	–	–	(137,822)	(137,822)
增購附屬公司權益	–	–	–	–	–	–	–	–	–	–	–	(4,703)	(4,703)
收購附屬公司	–	–	–	–	–	–	–	–	–	–	–	19,584	19,584
出售附屬公司	–	–	–	–	–	–	–	–	–	–	–	(315)	(315)
出售部份附屬公司權益	–	–	–	–	–	–	–	–	–	–	–	4,607	4,607
已付股息*(附註14)*	–	–	–	–	–	–	–	–	–	(426,058)	(426,058)	–	(426,058)
於二零零六年十二月三十一日	96,850	10,147,375	18,481	1,071	8,144	–	4,002	451,039	478,914	6,299,505	17,505,381	2,225,614	19,730,995

附註：

(i) 其他重估儲備乃收購附屬公司之公允值調整，該附屬公司以往為本集團之聯營公司。

(ii) 中華人民共和國（「中國」）法定儲備乃本集團於中國之附屬公司、合營企業及聯營公司，根據中國法例而作之撥備。

綜合現金流量表

截至二零零六年十二月三十一日止年度

	二零零六年 *千港元*	二零零五年 *千港元*
除稅前溢利	1,736,712	1,449,603
調整事項：		
上市股本投資之股息收入	(3,514)	(5,231)
非上市股本投資之股息收入	(38,546)	(31,371)
其他投資項目收入	(3,861)	(3,215)
利息收入	(266,562)	(156,115)
利息支出	104,555	82,024
租金收入	(6,229)	(3,343)
收費公路經營權攤銷	67,335	41,950
其他無形資產攤銷	13,861	6,978
物業、廠房及設備折舊及攤銷	234,786	211,538
已付土地租金攤銷	6,873	5,500
出售物業、廠房及設備(溢利)虧損	(386)	8,783
轉讓已付土地租金溢利	(533)	–
可供出售投資之減值損失	1,900	9,648
增加投資物業公允值	(24,861)	(7,133)
壞帳之減值損失	53,292	24,424
研究及開發成本費用	49,273	64,711
出售可供出售之投資之溢利	(268,074)	–
分佔合營企業溢利	(21,152)	(2,839)
分佔聯營公司溢利	(157,215)	(102,532)
被認作以股份為基準之付款支出	11,078	6,138
出售附屬公司、聯營公司及合營企業權益之淨溢利	(23,842)	(180,661)
附屬公司股權分置改革之攤薄虧損	214,955	–
聯營公司股權分置改革之虧損	27,739	–
附屬公司商譽和聯營公司及合營企業權益之減值損失	32,352	26,185
購併附屬公司附加權益之折讓	–	(2,324)
持有作出售資產之減值損失	–	31,247
未計營運資本變動之經營業務現金流量	1,739,936	1,473,965
減少(增加)存貨	60,180	(197,012)
(增加)減少於損益表按公允值列帳之財務資產	(589,481)	13,994
(增加)減少貿易及其他應收款項	(1,647)	3,110
增加(減少)貿易及其他應付款項	217,933	(362,361)
經營業務產生之現金	1,426,921	931,696
已付中國所得稅	(123,722)	(122,583)
已付香港利得稅	(77,988)	(100,721)
香港利得稅退稅	–	17,772
經營業務之現金流入淨值	1,225,211	726,164

	附註	二零零六年 千港元	二零零五年 千港元
投資業務			
增加採購物業、廠房及設備之已付訂金		(638,619)	(505)
購買物業、廠房及設備		(458,894)	(350,112)
(增加)減少銀行存款		(399,601)	320,088
注資合營企業		(62,517)	(503,307)
購買可供出售之投資		(60,331)	(52,046)
已付研究及開發成本費用		(49,273)	(64,711)
增加已付土地租金		(28,313)	(1,569)
購買額外附屬公司權益		(9,187)	(83,368)
注資聯營公司		(2,437)	–
出售可供出售之投資所得款項		457,369	36,509
出售聯營公司權益所得款項		355,312	199,601
已收利息		266,562	155,924
已收聯營公司之股息		100,364	160,846
聯營公司股權分置改革之淨所得款項		83,584	–
已收合營企業之股息		70,136	286,812
收回應收貸款		63,345	–
合營企業退還注資款		53,869	–
已收非上市股本投資之股息		38,546	31,371
出售投資物業所得款項		16,726	1,782
出售物業、廠房及設備所得款項		12,893	4,836
購併附屬公司(扣除所得現金及等同現金項目淨值)	42	11,038	43,896
出售附屬公司(扣除所得現金及等同現金項目淨值)	43	9,149	4,122
已收租金收入		6,229	3,343
出售附屬公司部份權益所得款項		4,607	5,686
已收政府補助		3,879	2,587
已收其他投資項目收入		3,861	3,215
已收上市股本投資之股息		3,514	5,231
轉讓已付土地租金所得款項		1,067	–
出售合營企業權益所得款項		–	222,628
減少存放於財務機構之款項		–	188,962
附屬公司少數股東之還款		–	4,255
借款予合營企業及附屬公司少數股東		–	(68,350)
購併附屬公司權益之已付訂金		–	(68,269)
已付專利權費用		–	(2,975)
投資業務之現金(流出)流入淨值		(147,122)	486,482

	二零零六年	二零零五年
	千港元	*千港元*
融資業務		
償還銀行及其他貸款	(2,066,230)	(640,022)
已付股息	(426,058)	(529,805)
已付附屬公司少數股東之股息	(137,822)	(110,994)
已付銀行及其他貸款之利息	(105,479)	(82,024)
退還附屬公司少數股東之注資款	(11,250)	—
發行股份有關支出	(25)	(121)
借貸款項	1,919,277	524,617
發行股份所得款項	11,644	104,160
附屬公司少數股東之注資款	2,509	84,159
融資業務之現金流出淨值	(813,434)	(650,030)
現金及等同現金項目之增加	264,655	562,616
滙率變動的影響	72,903	16,287
年初現金及等同現金項目	5,764,596	5,185,693
年末現金及等同現金項目， 即銀行結存及現金	6,102,154	5,764,596

財務報表附註

截至二零零六年十二月三十一日止年度

1. 一般資料

本公司為一家在香港註冊成立之公眾有限公司，本公司股份於香港聯合交易所有限公司(「聯交所」)上市，本公司之最終控股公司為上海實業(集團)有限公司，亦是在香港註冊成立。本公司之註冊辦事處及主要營業地點載於年報之「公司資料」節。

財務報告乃以港元呈列，港元亦為本公司之功能貨幣。

本公司為一家投資控股公司，主要附屬公司之主要業務詳情刊載於附註52。

2. 新訂及經修訂香港財務報告準則的應用

於本年度，本集團首次採用多項由香港會計師公會頒佈之新訂香港財務報告準則、香港會計準則及詮譯(以下統稱「新訂香港財務報告準則」)，該等準則於二零零五年十二月一日或二零零六年一月一日或其後開始之會計期間生效。採用新訂香港財務報告準則對本會計期間或過往會計期間的業績的編製及呈列方式並無重大影響。因此毋須作出前期調整。

本集團並無提前採納以下已頒佈但尚未生效之新準則、修訂或詮釋。除本集團已開始考慮香港(國際財務報告詮釋委員會)詮釋第12號「服務經營權安排」的潛在影響，但現階段未能決定相關詮釋會否對本集團之業績或財務狀況造成重大影響以外，本公司董事會預期，採納該等準則、修訂或詮釋將不會對本集團之業績或財務狀況造成重大影響。

香港會計準則第1號(經修訂)	資本披露[1]
香港財務報告準則第7號	金融工具：披露[1]
香港財務報告準則第8號	經營分類[2]
香港(國際財務報告詮釋委員會)詮釋第7號	根據香港會計準則第29號嚴重通貨膨脹經濟下之財務報告採用重列法[3]
香港(國際財務報告詮釋委員會)詮釋第8號	香港財務報告準則第2號之範圍[4]
香港(國際財務報告詮釋委員會)詮釋第9號	重估隱含之衍生工具[5]
香港(國際財務報告詮釋委員會)詮釋第10號	中期財務報告及減值[6]
香港(國際財務報告詮釋委員會)詮釋第11號	香港財務報告準則第2號－集團及庫務股份交易[7]
香港(國際財務報告詮釋委員會)詮釋第12號	服務經營權安排[8]

[1] 於二零零七年一月一日或其後開始之年度期間生效。
[2] 於二零零九年一月一日或其後開始之年度期間生效。
[3] 於二零零六年三月一日或其後開始之年度期間生效。
[4] 於二零零六年五月一日或其後開始之年度期間生效。
[5] 於二零零六年六月一日或其後開始之年度期間生效。
[6] 於二零零六年十一月一日或其後開始之年度期間生效。
[7] 於二零零七年三月一日或其後開始之年度期間生效。
[8] 於二零零八年一月一日或其後開始之年度期間生效。

3. 主要會計政策概要

誠如下列會計政策所述，除對某些物業及財務工具以重估價值或公允值列示外，本綜合財務報表乃按歷史成本為編製基準。

綜合財務報表乃根據香港會計師公會所頒布之香港財務報告準則編製。此外，財務報表載有香港聯合交易所有限公司證券上市規則(「上市規則」)及公司條例規定之適用披露事項。

綜合帳目基準

綜合財務報表包括本公司及其附屬公司之財務報表。倘本公司有權控制該實體之財務及經營政策，以從其活動中獲取利益則視為擁有控制權。

於本年度購入或出售之附屬公司，其業績會分別由購入有效日期起或截至出售有效日期止(視乎情況而定)列入綜合收益表內。

附屬公司之財務報表會於有需要情況下作出調整，致使其會計政策與本集團其他成員公司所採用者一致。

所有集團內交易、結餘、收入及支出在編製綜合帳目時抵銷。

少數股東應佔合併附屬公司的淨資產與本集團相應應佔部份分開呈列。少數股東應佔之淨資產包括該等權益於原業務合併日期之數額及少數股東應佔該合併日期以來之權益變動。少數股東應佔虧損超出少數股東於附屬公司應佔權益，超出的部份將在本集團的權益中抵銷，惟少數股東有具約束力的責任及有能力增加投資補足虧損者除外。

業務合併

收購附屬公司使用收購法列帳。收購成本按本集團於交換日為交換被收購者的控制權而放棄的資產、產生或承擔的負債及發行的股本工具的公允值總額，另加業務合併產生的任何直接成本而計算。被收購者的可確認資產、負債及或然負債，若符合香港財務報告準則第3號「業務合併」的確認條件，則於收購日按其公允值確認。

因收購而產生的商譽，指業務合併成本超逾本集團已確認可識別資產、負債及或然負債公允值淨額的差額，乃確認為資產並於首次按成本計量。倘經重新評估後，本集團應佔被收購者的可識別資產、負債及或然負債的公允值淨額的權益超逾業務合併成本，則超逾差額即時確認為損益。

被收購者的少數股東權益於最初時會按少數股東所佔的已確認資產、負債及或然負債的公允值淨額比例計量。

商譽

於二零零五年一月一日前因收購而產生之商譽

於二零零五年一月一日前達成協議收購附屬公司、聯營公司或合營企業而產生的商譽乃指收購成本超出在收購日本集團應佔相關附屬公司、聯營公司或合營企業之可確認資產、負債及或然負債之差額。

對於二零零一年一月一日後因收購而產生並予以資本化之商譽，本集團自二零零五年一月一日開始不再進行攤銷，但每年或與商譽有關之現金產成單元有減值跡象時進行減值測試。

於二零零五年一月一日或之後因收購而產生之商譽

於二零零五年一月一日或之後達成協議收購附屬公司、聯營公司或合營企業而產生的商譽乃指收購成本超出在收購日本集團應佔相關附屬公司、聯營公司或合營企業之可確認資產、負債及或然負債之差額。有關商譽乃按成本扣減任何累計減值虧損列帳。

收購附屬公司產生而被資本化之商譽於資產負債表內分開呈列。收購聯營公司或合營企業(按權益法處理)產生而被資本化之商譽包括在相關聯營公司或合營企業的投資成本內。

為進行減值測試，收購附屬公司而產生之商譽被分配到各相關因收購產生的協同效應而得益之現金產成單元，或現金產成單元之組別。各被分配商譽之現金產成單元每年或有出現減值跡象時進行減值測試。就於某個財政年度因收購而產生之商譽，被分配商譽之現金產成單元於該財政年度完結前進行減值測試。當現金產成單元之可收回金額少於該單元之帳面值，則提取的減值損失首先沖抵分配至該單元之商譽，其後按帳面值的比例沖抵該單元內其他資產。商譽之任何減值虧損乃直接於損益表內確認。商譽之減值虧損於其後期間不予撥回。

當附屬公司、聯營公司或合營企業於其後出售，其相關之被資本化商譽將包括在出售盈虧的測算內。

購併附屬公司的附加權益應以其資產及負債的總帳面值計算。收購成本若超出附加權益的淨資產值，該差額被確認為商譽。收購之淨資產值超出收購代價,該差額即時於損益帳內確認。

收購聯營公司或合營企業而產生的商譽，將計入於聯營公司或合營企業權益的帳面值，並不會單獨進行減值測試。於聯營公司或合營企業權益的減值測試以其總帳面值與本集團應佔聯營公司或合營企業的預計未來現金流的折現值作比較，減值損失將首先抵銷商譽。

於附屬公司權益

於附屬公司權益是按成本值扣除任何減值損失在本公司之資產負債表中列帳。本公司以已收股息與應收股息為基準反映附屬公司經營業績。

於合營企業權益

合營企業指涉及成立一獨立個體，而各合營者對該合營企業之經濟活動有共同控制之安排。

合營企業的業績、資產及負債按權益法計入綜合財務報表內。按照權益法，於合營企業的投資在綜合資產負債表中以成本並根據本集團在收購後分佔合營企業損益的變動及分佔

權益的變動作出調整，再扣減任何減值損失後列報。當本集團的分佔合營企業虧損等於或超過其分佔合營企業權益時，本集團將停止確認額外應佔虧損。只有本集團有法律或實質性責任或為合營企業支付款項時才確認額外應佔虧損或負債。

當集團系內企業與合營企業進行交易，未實現損益按照本集團在合營企業所佔份額予以抵銷，但不包括因已轉讓資產的減值損失而產生的未實現虧損，則需要全額確認。

本公司於合營企業權益是按成本值減除任何確認的減值損失。本公司以已收股息與應收股息為基準反映合營企業經營業績。

於聯營公司權益

聯營公司指投資者對其擁有重大影響力的實體，且不屬於附屬公司或於合營公司的權益。

聯營公司的業績、資產及負債按權益法計入綜合財務報表內。按照權益法，於聯營公司的投資在綜合資產負債表中以成本並根據本集團在收購後分佔聯營公司損益的變動及分佔權益的變動作出調整，再扣減任何確認的減值損失後列報。當本集團的分佔聯營公司虧損等於或超過其分佔聯營公司權益時，本集團將停止確認額外應佔虧損。只有本集團有法律或實質性責任或為聯營公司支付款項時才確認額外應佔虧損或負債。

當集團系內企業與聯營公司進行交易，損益將按照本集團在相關聯營公司所佔份額予以抵銷。

持有作出售非流動資產

當非流動資產及出售組合的帳面金額是透過銷售交易而不是透過持續使用收回時，則會被分類為持有作出售資產。符合「持有作出售」條件是指當出售是很有可能發生及當資產或出售組合能夠立即可予出售。

分類為持有作出售的非流動資產或出售組合會按其帳面金額和公允值減出售成本孰低計量。

收入確認

收入按已收或應收代價之公允值計量，即一般業務過程中已提供貨物及服務扣除折扣及銷售相關稅項後之應收款項。

貨品銷售乃在貨品付運及擁有權轉移後確認。

經營收費公路收取的通行費收入，在扣減中國的應付營業稅後，在使用及收取通行費時確認為收入。

財務資產之利息收入乃以時間為基準按未償還本金及適用實際利率預提，而實際利率為把財務資產在預期年限內預期未來可收取現金收入折算的現值相等於該資產帳面淨值之比率。

可供出售之投資收入乃按本集團在合約中約定於投資期內可收取的最低金額，該金額分配至投資期內的會計期間，以反映各期間相同的淨投資回報率。

租金收入，包括預先開出發票以經營租約出租的物業、廠房及機器之租金，按有關租約期間以直線基準確認。

股息收入於股東有權收取時確認。

投資物業

於初始確認時，投資物業按成本計算，包括任何直接應佔支出。於初步確認後，投資物業採用公允值模式計算。投資物業之公允值變動所產生之溢利或虧損，包括於發生當期的損益中。

投資物業於出售後或投資物業永久不再使用或預期出售之物業不會產生未來經濟利益時不再確認。因不再確認資產而產生之任何溢利或虧損(按該資產之出售所得款項淨額及帳面值之差額計算)於該項目不再確認之年度計入損益表。

物業、廠房及設備

物業、廠房及設備(在建工程除外)按成本值扣除其後累計折舊及累計減值損失列帳。

在建之物業、廠房及設備乃按原值扣除任何確認減值損失列帳。此等資產於其可作使用時開始計算折舊(即指該資產已在管理層預期可作運作的位置及情況確認下使用)。

除在建工程外，折舊乃按物業、廠房及設備項目之估計可用年限及估計之殘值以直線法攤銷其成本。

物業、廠房及設備項目於出售時或當繼續使用該資產預期不會產生任何日後經濟利益時不再確認。因不再確認資產而產生之任何損益(按該項目之出售所得款項淨額及帳面值之差額計算)於不再確認該項目之年度計入損益表。

已付土地租金

已付土地租金(因購買租賃土地權益支付的首批費用)按成本入帳，並以直線方法攤銷其成本金額。

租賃

凡租賃之條款規定擁有權所帶之一切風險及報酬實質上轉移至承租人者，該租賃即歸類為融資租賃。其他租賃全部列作經營租賃。

本集團作為出租人

經營租賃之租金收入乃按相關租賃年期以直線法於損益表確認。於協商及安排經營租賃時發生之初步直接成本計入租賃資產之帳面值，並按租賃年期以直線法確認為支出。

本集團作為承租人

經營租賃之應付租金乃按相關租賃年期以直線法於損益表扣除。因訂立經營租賃而已取得的或應取得的獎勵，乃以直線法按租賃年期確認作減少租金支出。

外幣

於編製各個別集團實體之財務報表時，以該實體功能貨幣以外之貨幣（外幣）進行之交易均按交易日期之適用滙率換算為功能貨幣（如該實體經營所在主要經濟地區之貨幣）記帳。於各結算日，以外幣為定值之貨幣項目均按結算日之適用滙率重新換算。按公允值以外幣定值之非貨幣項目乃按於公允值釐定當日之適用滙率重新換算。按外幣歷史成本計量之非貨幣項目毋須重新換算。

於結算及換算貨幣項目時產生之滙兑差額均於彼等產生期間內於損益帳中確認，惟組成本集團海外業務之投資淨額部份之貨幣項目所產生之滙兑差額除外，在此情況下，有關滙兑差額乃於綜合財務報表中確認為股本權益。以公允值列帳之非貨幣項目經重新換算後產生之滙兑差額於該期間列作損益，惟因重新換算之非貨幣項目所產生之差額需直接於權益中確認收益或虧損則除外，於該情況下，該滙兑差額直接於權益中確認。

就呈列綜合財務報表而言，本集團海外經營業務之資產及負債乃按於結算日之適用滙率換算為本公司之列帳貨幣（即港元），而其收入及支出乃按該年度之平均滙率進行換算，除非滙率於該期間內出現大幅波動，則採用於交易當日之適用滙率。所產生之滙兑差額（如有）乃確認作權益之獨立部分（滙兑儲備）。該等滙兑差額乃於海外業務被出售之期間內於損益帳內確認。

於二零零五年一月一日或以後，於收購海外業務時產生之可識別資產之商譽及公允值調整乃分類為該海外經營業務之資產及負債，並按於結算日之適用滙率進行換算。產生之滙兑差額乃於滙兑儲備內確認。

借貸成本

為購買、建造或生產合資格的資產（即需要一段頗長時間始能達至其擬定用途或出售之資產），其直接應計之借貸成本均資本化作為此等資產成本值之一部份。當此等資產大體上已完成可作其預計用途或出售時，即停止將該等借貸成本資本化。特定借款在等待用於合資格資產時作臨時投資所賺取的投資收入，會從合資格資本化的借款費用中扣除。

其他借貸成本均於其產生期間確認為費用。

政府補助

政府補助按該收入相關成本記入收益表的期間作為收入記帳。與購買需提取折舊資產有關之政府補助，在相關資產帳面值扣減列帳，並按有關資產之預期可使用年期以直線法作為收入。與費用有關之政府補助，按該費用記入綜合收益表的期間扣減該費用後列示。

退休福利計劃供款

定額供款福利計劃中的供款在員工已提供有權獲得供款的服務時記入費用。當本集團在國家退休福利計劃中的義務等同於定額供款福利計劃中產生的義務，國家退休福利計劃的供款與定額供款福利計劃中的供款作相同處理。

税項

税項支出是年內應課税額及遞延税項的總和。

應課税額乃按年內之應課税溢利計算。應課税溢利有別於綜合收益表內呈報之溢利，由於計算應課税溢利並不包括一些於其他年度才需課税或才獲寬減之收入或支出，亦不包括一些毋須課税或不獲寬減之項目。本集團之即期税項負債乃按結算日已頒布或實質上已頒佈之税率計算。

遞延税項乃當綜合財務報表中資產及負債的帳面金額與計算應課税溢利的對應税項基準出現差異時被確認，以資產負債表負債法計量。遞延税項負債一般確認所有應課税項目之暫時差異，而遞延税項資產只確認可於日後用作扣減應課税溢利而獲寬減税項之暫時差異。如因商譽或於交易中首次確認(商業合併除外)為其他資產或負債而出現暫時差異，但並未對應課税溢利或會計溢利造成影響，該資產或負債將不會被確認。

遞延税項資產之帳面金額應於每一年度結算日再作檢討，其減少之幅度為應課税溢利並未足夠轉回之全部或部份資產。

遞延税項乃按預期清還負債或變現資產年度之税率計算。遞延税項將計入或於收益表內扣除，但若該項目是直接計入或扣除權益的，則該遞延税項亦應直接在權益內處理。

無形資產

於首次確認時，獨立購入及由業務合併所得的無形資產分別以成本值及公允值確認。於首次確認後有限可用年期的無形資產乃按其成本值減累積攤銷及累積減值損失列帳。

無形資產之取消確認產生的損益為按淨出售額與資產的帳面值之差，該損益於資產被取消確認時於損益表中確認。

收費公路經營權

收費公路經營權乃以成本扣減累計攤銷及任何累計的減值損失列帳。提撥攤銷旨在按使用架次之基準撇銷收費公路經營權之成本，其按某一期間之實際交通流量與本集團獲授收費公路經營權期間之預計總交通流量之比率計算。

專利權

有使用年限的專利權初始以成本計量並在其預計使用年限內，以直線法進行攤銷。

存貨

存貨按成本或可變現淨值(兩者取其較低者)入帳，並以加權平均法計算。

金融工具

財務資產及財務負債乃當某集團實體成為工具合同條文之訂約方時在資產負債表上確認。財務資產及財務負債按公允值初步確認。收購或發行財務資產及資產負債直接應佔之交易成本(於損益表按公允值列帳之財務資產及財務負債除外)乃於初步確認時加入財務資產或財務負債之公允值或自財務資產或財務負債之公允值內扣除(如合適)。收購於損益表按公允值列帳之財務資產或財務負債之直接交易成本即時於損益帳內確認。

財務資產

本集團之財務資產歸入下列類別，包括以於損益表按公允值列帳之財務資產、貸款及應收款項、持有至到期日之投資及可供出售之財務資產。所有定期購買或出售之財務資產乃按交易日基準確認及取消確認。定期購買或出售之財務資產乃指市場上按規則或慣例設定之時間框架內付運的資產。所採納之與各類財務資產有關之會計政策乃載於下文。

於損益表按公允值列帳之財務資產

於損益表按公允值列帳之財務資產可分成兩類：作買賣用途的金融資產及初始入帳時已指定按公允值列帳之金融資產。

除了作買賣用途之金融資產外，其他金融資產在初始入帳時，如此金融資產是包含一或多個嵌入衍生工具為其合約組成部份。香港會計準則第三十九條准許整個結合式合約(資產或負債)按公允值列帳，就此情況下可能被界定為指定按公允值列帳之金融資產。

初始入帳後於每個結算日，按公允值列帳及列入損益帳之財務資產均以公允值計量，而公允值之變動則於相關期間直接計入損益帳。

貸款及應收款項

貸款及應收款項乃於現行市場所報之固定或可釐定付款之非衍生金融工具。於初步確認後各結算日，貸款及應收款項(包括應收貿易帳款及應收票據帳款、預付款、存款及其他應收款項)均按採用實際利率法計算之已攤銷成本減任何已識別減值虧損入帳。減值虧損乃當可實質證明資產減值時於損益中確認，並按該資產之帳面值與按原先實際利率折讓之估計未來現金流量之現值間的差額計量。當資產之可收回數額增加乃確實與於確認減值後所引致之事件有關時，則減值虧損會於隨後會計期間予以回撥，惟該資產於減值被回撥之日之帳面值不得超過未確認減值時之已攤銷成本。

可供出售之財務資產

可供出售之財務資產乃非衍生性亦不能分類為其他組別。由被確認到期後結算日，可供出售之財務資產均以公允值計算，公允值之變更於權益確認，直至出售或決定攤分財務資

產，早前確認的權益之累積損益將於權益轉回並確認於損益表。可供出售財務資產之減值損失亦會確認於損益表。減值損失不會於期後回撥。

對於沒有市場價格資料及沒有可靠公允價格數據的可供出售之財務資產，該資產將於每個結算日按成本減去減值損失列帳。當有客觀證據顯示資產已減值時，減值損失會於損益帳中確認。減值減失是按資產的帳面值與用市場利率折讓未來預收的現金流量之差別。該減值損失不會於期後回撥。

財務負債及股權

集團實體發行之財務負債及股權投資工具乃根據合同安排之性質與財務負債及股本投資工具之定義分類。

股權投資工具乃證明集團於扣減所有負債後之資產中擁有剩餘權益之任何合同。本集團之財務負債乃分類為於損益帳處理並按公允值列帳之財務負債及其他財務負債。就財務負債及股權工具所採納之會計政策乃載於下文。

其他財務負債

其他財務負債(包括銀行借款、貿易及應付款項、應付票據及浮息票據)乃隨後採用實際利率法按已攤銷成本計量。

權益工具

公司發行的權益工具以收到的價款扣除直接發行成本後的金額計算。

衍生金融工具及對沖

本集團使用衍生金融工具(主要包括利率遠期合約)對沖其利率風險。該等衍生工具乃按公允值計算，而不會考慮彼等是否被列作有效對沖工具。

現金流量對沖

對於適用對沖會計法的現金流量對沖，因對沖工具公允值之改變而產生溢利或虧損中的有效部份先被確認於權益然後當被對沖項目影響損益，該金額便在收益表入帳。非有效部份之損益將即時被確認。

當對沖工具到期或被出售、終止或行使，或本集團撤銷了指定的對沖關係但對沖預計的交易預期將落實進行，股東權益中的累積損益仍會繼續保留在股東權益內，並於交易進行時根據上述政策確認。如對沖交易預期不會落實進行，股東權益所列的未實現累積損益將立即撥入損益帳內。

終止確認

若從資產收取現金流之權利已到期，或財務資產已轉讓及本集團已將其於財務資產擁有權之絕大部份風險及回報轉移，則財務資產將被取消確認。於取消確認財務資產時，資產帳面值與已收代價及已直接於股本權益確認之累計損益之總和之差額，將於損益中確認。

就財務負債而言，則於本集團之資產負債表中移除(即倘於有關合約之特定責任獲解除、取消或到期)。取消確認之財務負債帳面值與已收或應收代價之差額乃於損益中確認。

以股份為基礎之付款交易

對於二零零二年十一月七日後授出本集團僱員購股期權而未於二零零五年四月一日歸屬，所獲服務之公允值按購股權授出日公允值釐定，在歸屬期內以直線法列作支出，購股權儲備亦相應增加。

於各結算日，本集團修正其對預期最終歸屬的購股權數目的估計。修正對原本估計之影響(如有)乃按餘下歸屬期間在損益表確認，並對購股權儲備作出相應調整。

購股權獲行使時，先前於購股權儲備中確認之數額將轉移至股份溢價及股本。當購股權被收回或於屆滿日仍未獲行使，先前於購股權儲備中確認之金額將轉撥至累計溢利。

減值(商譽除外)

本集團會於各個結算日審閱其資產(商譽除外)及無形資產之帳面值，判斷是否有任何跡象顯示該等資產蒙受任何減值損失。如該資產的可收回值較其帳面值為低，該資產之帳面值會調減為可收回金額。減值損失會即時確認為支出，除非該資產是根據另一準則而以重估值列帳，該減值損失會根據該準則而作為重估減值。

倘減值損失其後撥回，則資產帳面值須增加至其經修訂之估計可收回金額，惟該增加之帳面值不得超過往年度未作減值前之帳面值。減值損失撥回會即時確認為收入,除非該資產是按其他準則以重估值列帳，該減值損失撥回會按該準則作為重估增值。

4.　關鍵性的會計判斷及估計不確定性之主要來源

應用於集團會計政策的關鍵性的判斷

合併附屬公司

於本年度，完成股權分置改革後，本集團所持附屬公司上海實業醫藥投資股份有限公司(以前名稱：上海實業聯合集團股份有限公司)(「上實醫藥」)之股權已由56.63%減至43.62%。

本公司董事認為於股權分置改革完成後，本集團仍然能夠控制上實醫藥，因餘下的56.38%上實醫藥股東比較分散及不能組織起對董事會行使重大影響。因此，公司董事仍然認為，由於本集團有權委任及移除大部份董事會成員，其對上實醫藥之控制力仍然存在。對此，上實醫藥仍被認作為本集團之附屬公司而其財務業績會合併於本年度之綜合財務報表。

估計不確定性之主要來源

本集團對未來作出估算和假設。下列討論了該些估算和假設存在著會導致下個財政年度資產和負債的帳面值出現大幅調整之重大風險：

商譽減值估算

在確定於二零零六年十二月三十一日商譽金額421,825,000港元是否存在任何減值時需評估商譽所分配至現金產成單元的使用價值。集團在計算使用價值時，需對現金產成單元所產生的未來現金流量作估計，並確定一個用於計算值合適的折現率。倘若實際未來現金流量低於估計時可能產生重大減值。減值測算之詳情刊載於附註21。

收費公路經營權攤銷

於二零零六年十二月三十一日收費公路經營權金額1,778,596,000港元按使用架次之基準進行攤銷，攤銷乃按某一期間之實際交通流量與收費公路經營權期之預計總交通流量之比率計算。倘若實際交通流量與原來估算不符時將影響其後攤銷。

5. 金融工具

(a) 財務風險管理目標及政策

本集團之主要金融工具包括股本及債券投資、貸款、貿易應收款項、貿易應付款項、應收貸款及銀行結存及現金。該等金融工具詳情於各附註披露。下文載列與該等金融工具有關之風險及如何降低該等風險之政策。管理層管理及監控該等風險，以確保及時和有效地採取適當之措施。

市場風險

(i) 貨幣風險

本集團的業務主要集中在中國和香港特別行政區，面對的外滙風險主要是美元、港元和人民幣的滙率波動。本集團一直關注這些貨幣的滙率波動及市場趨勢，由於港元和人民幣均執行有管理的浮動滙率制度，故此在檢視目前面對的風險後，本年度本集團並沒有簽訂任何旨在減低外滙風險的衍生工具合約。但管理層會監控該等風險，以確保及時和有效地採取適當之措施。

(ii) 利率風險

本集團為了配合歸還原有的16億港元銀團貸款，於本年度終止了相關的利率對沖安排.為了審慎處理利率風險的管理工作，本集團將繼續檢討市場趨勢、集團經營業務的需要及財務狀況，對本年第四季度籌組的30億港元銀團貸款安排最有效的利率風險管理工具。

(iii) 價格風險

本集團因持有可供出售之投資及持有作交易之投資而承受股權及債權性證券價格風險。管理層藉持有不同風險之投資組合以管理該風險。

信貸風險

於二零零六年十二月三十一日，本集團就訂約方或獲得本集團提供財務擔保之債務人未能履行其責任並將導致本集團蒙受財務損失之最高信貸風險，乃來自

- 綜合資產負債表列示的各項經確認金融資產的帳面值；及
- 附註46所披露之或然負債款額。

本集團之主要金融資產為銀行結存及現金、股權證券及債權證券投資、應收貿易帳款及應收貸款。

貿易及其他應收款項於資產負債表日在資產負債表中為已扣除壞帳準備的淨額，而壞帳準備是根據本集團的會計政策或基於以往經驗預期可收回的現金流有產生虧損的可能便需要作出減值。

至於為控制庫務操作的信貸風險，本集團管理層已建立內部制度以確保銀行結存及現金、證券和債券投資均必須在具信譽的金融機構存放及進行交易，持有的證券和債券投資在流通量及信貸評級等方面均有嚴格的要求及限制，以減低財務投資的信貸風險。

由於相關的交易方乃信譽良好之銀行，因此本集團存放於相關銀行之結存及現金的信貸風險有限。

本集團沒有重大集中信貸風險的情況，而是把風險分散至許多對應方及客戶。

(b) 公允值

金融資產及金融負債之公允值計算如下：

- 具備標準條款及條件並於活躍流通量市場買賣之金融資產及金融負債公允值乃分別參考市場叫買價計算；
- 其他金融資產及金融負債（不包括衍生工具）公允值乃根據公認訂價模式，並按折現現金流量分析或採用目前可觀察之市場交易價格計算；及
- 衍生工具公允值乃採用根據適用之收益曲線按折現現金流量分析計算。

本公司董事認為，合併財務報表所載按攤銷成本列帳的金融資產及金融負債帳面值與其相應公允值相若。

6. 營業額

營業額指從第三者已收或應收之淨額總數，概述如下：

	二零零六年 *千港元*	二零零五年 *千港元*
貨品銷售	6,574,604	5,843,707
基建設施收入	276,419	181,578
	6,851,023	6,025,285

7. 投資收入

	二零零六年 *千港元*	二零零五年 *千港元*
銀行存款所得利息收入	239,918	135,620
出售可供出售之投資之溢利	268,074	—
非上市投資股息收入	38,546	31,371
於損益表按公允值列帳之財務資產之公允值增加	139,890	190,185
債券投資所得利息收入	24,292	15,678
其他利息收入	2,352	4,817
上市投資之股息收入	3,514	5,231
物業、廠房及設備租金收入	6,229	3,343
可供出售投資項目收入	3,861	3,215
	726,676	389,460

8. 財務費用

	二零零六年 *千港元*	二零零五年 *千港元*
利息：		
銀行及其他貸款		
一須於五年內全數清還	105,318	81,916
一須於五年後全數清還	161	108
借貸成本總額	105,479	82,024
減：於在建工程中資本化金額	(924)	—
	104,555	82,024

9. 出售附屬公司、聯營公司及合營企業權益之淨溢利

	二零零六年 *千港元*	二零零五年 *千港元*
出售聯營公司權益之溢利	26,823	126,541
出售附屬公司權益之溢利(虧損)	3,468	(5,506)
被認作出售一家聯營公司權益之溢利	583	12,506
被認作出售一家合營企業權益之虧損	(7,032)	–
出售合營企業權益之溢利	–	43,259
出售一家附屬公司部分權益之溢利	–	3,861
	23,842	180,661

10. 附屬公司股權分置改革之攤薄虧損

於本年度，本集團已完成股權分置改革方案，將上實醫藥之所有非流通股轉換為流通股。根據股權分置改革方案，本公司一家全資附屬公司承諾向流通股股東支付對價，即流通股股東每持有十股流通股將獲三股非流通股，以換取所有非流通股股份轉換為流通股。完成此股權分置改革後，本集團所持上實醫藥之股權已由56.63%減至43.62%。股權分置改革之虧損約214,955,000港元已確認於本年度收益表中。

11. 税項

	二零零六年 *千港元*	二零零五年 *千港元*
本期間税項		
一香港	86,106	75,952
一中國其他地區	149,696	111,313
	235,802	187,265
往年少提(多提)撥備		
一香港	1,291	(15,759)
一中國其他地區	(971)	–
	320	(15,759)
遞延税項*(附註41)*	320	22,536
	236,442	194,042

香港利得税乃按本年度估計應課税溢利以税率17.5%(二零零五年：17.5%)計算。

根據中國之適用法律及條例，本集團於中國的附屬公司獲得數年之中國所得税豁免及優惠。根據當地税務機關之相關條文，某些於中國的附屬公司被認可為「高科技企業」，因而享有較低之税率。本年度之中國所得税率已包含了這些税務優惠，税率由7.5%至33%。

年度稅項於收益表中除稅前溢利調整列示如下：

	二零零六年 *千港元*	二零零五年 *千港元*
除稅前溢利	1,736,712	1,449,603
中國稅金按法定稅率33%(二零零五年：33%)	573,115	478,369
分佔合營企業及聯營公司溢利之稅務影響	(58,861)	(34,772)
不可扣稅費用之稅務影響	99,793	37,372
非應稅收入之稅務影響	(166,482)	(105,097)
往年少提(多提)撥備	320	(15,759)
未確認稅項虧損之稅務影響	650	5,251
前期未確認之稅項虧損之抵扣	(9,362)	(19,267)
給予中國附屬公司稅項豁免或稅項優惠之稅務影響	(62,472)	(74,088)
於其他地區經營之附屬公司所用不同稅率之影響	(140,648)	(76,322)
其他	389	(1,645)
年度稅項	236,442	194,042

12. 年度溢利

	二零零六年 *千港元*	二零零五年 *千港元*
年度溢利已扣除(計入)：		
員工福利費用(包括董事酬金)：		
薪金及津貼	500,810	421,390
花紅	73,840	68,014
被認作以股份為基準的付款支出	8,200	4,965
退休福利計劃供款(已扣除因員工離職而沒收的供款678,000港元(二零零五年：399,000港元))	31,848	36,604
	614,698	530,973
收費公路經營權攤銷(已包括在銷售成本內)	67,335	41,950
其他無形資產攤銷(已包括在行政費用內)	13,861	6,978
物業、廠房及設備折舊及攤銷	234,786	211,538
已付土地租金攤銷	6,873	5,500
折舊及攤銷總額	322,855	265,966
核數師酬金	8,050	7,327
授予其他合資格參與者購股期權之被認作以股份為基準的付款支出	2,878	1,173
壞帳之減值損失	53,292	24,424
可供出售投資之減值損失(已包括在其他費用內)	1,900	9,648
投資物業之公允值增加	(24,861)	(7,133)
出售物業、廠房及設備(溢利)虧損	(386)	8,783
調撥已付土地租金溢利	(533)	–
有關設備及汽車之經營租約租金	521	189
有關土地及樓宇之經營租約租金予		
－最終控股公司	7,640	7,279
－同系附屬公司	17,521	17,507
－其他	18,078	23,967
研究及開發成本	49,273	64,711
分佔合營企業中國稅項(已包括在分佔合營企業溢利內)	(1,542)	7,968
分佔聯營公司中國稅項(已包括在分佔聯營公司溢利內)	10,823	45,949
淨滙兑溢利	(39,368)	(19,909)
已確認為費用之銷售成本	4,209,506	3,651,223

13. 董事及僱員酬金

董事酬金

已付及應付十一位(二零零五年：十三位)董事酬金如下：

	蔡來興 *千港元*	蔡育天 *千港元*	瞿定 *千港元*	呂明方 *千港元*	丁忠德 *千港元*	錢世政 *千港元*	姚方 *千港元*	唐鈞 *千港元*	羅嘉瑞 *千港元*	吳家瑋 *千港元*	梁伯韜 *千港元*	2006 *千港元*
獨立非執行董事袍金及委員會酬金	–	–	–	–	–	–	–	–	304	292	292	888
執行董事之其他酬金：												
董事袍金及委員會酬金	–	–	50	200	–	–	200	200	–	–	–	650
薪金及津貼	3,103	2,251	2,251	–	1,831	1,588	190	–	–	–	–	11,214
花紅	2,000	1,900	1,800	–	800	800	–	–	–	–	–	7,300
被認作以股份為基準的付款支出	359	1,661	251	215	1,278	134	–	134	–	–	–	4,032
退休福利計劃供款	266	193	193	–	157	134	–	–	–	–	–	943
董事酬金總額	5,728	6,005	4,545	415	4,066	2,656	390	334	304	292	292	25,027

	蔡來興 *千港元*	蔡育天 *千港元*	瞿定 *千港元*	呂明方 *千港元*	丁忠德 *千港元*	錢世政 *千港元*	姚方 *千港元*	唐鈞 *千港元*	陸大鏞 *千港元*	陸申 *千港元*	羅嘉瑞 *千港元*	吳家瑋 *千港元*	梁伯韜 *千港元*	2005 *千港元*
獨立非執行董事袍金及委員會酬金	–	–	–	–	–	–	–	–	–	–	272	272	272	816
執行董事之其他酬金：														
薪金、津貼及委員會酬金	3,571	–	2,651	2,339	429	200	214	200	1,757	408	–	–	–	11,769
花紅	2,913	–	2,851	2,455	–	–	–	–	–	–	–	–	–	8,219
被認作以股份為基準的付款支出	313	–	219	188	–	117	–	117	–	–	–	–	–	954
退休福利計劃供款	345	–	235	203	–	–	–	–	135	–	–	–	–	918
董事酬金總額	7,142	–	5,956	5,185	429	317	214	317	1,892	408	272	272	272	22,676

於本年度及上年度，本集團並無向董事支付任何因加盟本集團或加盟本集團後之聘金或支付離職之補償金。此外，於本年度及上年度，亦無董事放棄收取任何酬金。

花紅金額取決於本集團的營運溢利、個人表現及可比較的市場統計數據。

僱員酬金

本年度，本集團五名最高薪酬之僱員中，有五名(二零零五年：四名)為董事，其薪酬之詳情已列示於上表。截至二零零五年十二月三十一日止年度餘下一名僱員之薪酬詳情如下：

	二零零六年 *千港元*	二零零五年 *千港元*
薪金及津貼	–	951
花紅	–	485
被認作以股份為基準的付款支出	–	94
退休福利計劃供款	–	95
	–	1,625

14. 股息

	二零零六年 *千港元*	二零零五年 *千港元*
普通股：		
中期－每股22港仙(二零零五年：20港仙)	213,071	193,458
末期－每股22港仙(二零零四年：35港仙)	212,987	336,347
	426,058	529,805

董事會建議派發末期股息每股30港仙，並有待股東在股東週年大會上投票通過。

15. 每股盈利

本公司股東應佔每股基本及攤薄盈利乃按下列數字計算：

	二零零六年 *千港元*	二零零五年 *千港元*
溢利：		
本年度本公司股東應佔溢利及藉以計算每股基本盈利的溢利	1,257,778	1,027,940
普通股之潛在攤薄影響 －調整應佔合營企業溢利對每股盈利的潛在攤薄影響	(3,261)	(2,240)
藉以計算每股攤薄盈利的溢利	1,254,517	1,025,700

	二零零六年	二零零五年
股數：		
藉以計算每股基本盈利之普通股加權平均股數	968,164,208	963,971,274
普通股之潛在攤薄影響 一購股期權	1,625,102	2,925,399
藉以計算每股攤薄盈利之普通股加權平均股數	969,789,310	966,896,673

16. 投資物業

	本集團 *千港元*
公允值	
於二零零五年一月一日	45,672
滙兑差額	807
出售	(1,782)
在損益中確認的公允值增加	7,133
於二零零五年十二月三十一日	51,830
滙兑差額	2,748
由物業、廠房及設備轉入*(附註17)*	17,857
出售	(16,726)
在損益中確認的公允值增加	24,861
於二零零六年十二月三十一日	80,570

本集團為賺取租金或為資本增值目的而按經營租賃持有之物業權益，乃採用公允值模型計量，並分類為投資物業分類。

本集團之投資物業乃位於中國之中期土地使用權物業。

本集團之投資物業於二零零六年十二月三十一日之公允值乃根據與本集團概無關連之獨立合資格專業估值師戴德梁行有限公司於該日進行之估值。戴德梁行有限公司乃估值師公會之會員，擁有相關的專業資格及有近期於有關地點對類似的物業進行估值的經驗。是次估值仍按照國際估值準則及參考市場上類似的銷售交易進行。

本集團之投資物業均按經營租賃出租，其賺取之租金金額為6,229,000港元(二零零五年：2,327,000港元)，直接經營費用只佔少數。

17. 物業、廠房及設備

	租賃土地及樓宇 千港元	傢俬、裝置及設備 千港元	汽車 千港元	廠房及機器 千港元	在建工程 千港元	總數 千港元
本集團						
成本值						
於二零零五年一月一日	492,979	311,177	89,044	1,681,971	180,007	2,755,178
滙兌差額	4,966	1,799	1,556	18,000	3,496	29,817
因收購附屬公司而增加	124,150	4,682	9,560	182,269	76,881	397,542
添置	32,513	41,432	16,256	103,484	156,427	350,112
轉賬／重分	144,951	5,203	3,505	108,139	(261,798)	–
重新分類為持有作出售資產	(12,394)	–	–	–	–	(12,394)
出售子公司	(16,444)	(219)	(73)	(5,848)	–	(22,584)
出售	(725)	(12,457)	(10,928)	(20,760)	–	(44,870)
已收取政府補助	–	–	–	(2,587)	–	(2,587)
於二零零五年十二月三十一日	769,996	351,617	108,920	2,064,668	155,013	3,450,214
滙兌差額	20,954	4,488	4,085	45,184	6,575	81,286
因收購附屬公司而增加	–	215	412	21,391	–	22,018
添置	16,849	13,567	16,293	64,729	348,380	459,818
轉賬／重分	56,720	5,600	686	214,129	(277,135)	–
重新分類為投資物業(附註16)	(18,602)	–	–	–	–	(18,602)
出售子公司	–	(1,154)	(240)	(5,255)	–	(6,649)
出售	(1,515)	(6,321)	(11,847)	(35,283)	(8,575)	(63,541)
已收取政府補助	–	–	–	(3,879)	–	(3,879)
於二零零六年十二月三十一日	844,402	368,012	118,309	2,365,684	224,258	3,920,665
折舊及攤銷						
於二零零五年一月一日	91,824	143,761	40,375	586,784	–	862,744
滙兌差額	1,242	850	760	4,793	–	7,645
本年度準備	23,819	44,270	16,957	126,492	–	211,538
重新分類為持有作出售資產	(479)	–	–	–	–	(479)
出售子公司	(3,318)	(123)	(38)	(842)	–	(4,321)
出售時撤除	(575)	(9,656)	(9,220)	(11,800)	–	(31,251)
於二零零五年十二月三十一日	112,513	179,102	48,834	705,427	–	1,045,876
滙兌差額	3,875	2,325	2,108	13,665	–	21,973
本年度準備	31,346	35,672	18,495	149,273	–	234,786
重新分類為投資物業(附註16)	(745)	–	–	–	–	(745)
出售子公司	–	(387)	(216)	(1,385)	–	(1,988)
出售時撤除	(263)	(5,839)	(9,654)	(35,278)	–	(51,034)
於二零零六年十二月三十一日	146,726	210,873	59,567	831,702	–	1,248,868
帳面淨值						
於二零零六年十二月三十一日	697,676	157,139	58,742	1,533,982	224,258	2,671,797
於二零零五年十二月三十一日	657,483	172,515	60,086	1,359,241	155,013	2,404,338

根據董事意見，於二零零六年十二月三十一日若干土地的租賃權益1,015,000港元(二零零五年：1,039,000港元)未能於土地及樓宇間作出可靠分配，因而繼續作物業、廠房及設備入帳。

其他物業、廠房及設備以直線法按下列年率計算折舊：

租賃土地及樓宇	4%-5%或按其租賃年期計算(兩者取其較短者)
傢俬、裝置及設備	20%-33$^{1}/_{3}$%或適用於租賃樓宇之裝置之租約年期
汽車	20%-30%
廠房及機器	5%-20%

於二零零六年十二月三十一日，租賃土地及樓宇包括某些以經營租賃出租的資產，這些資產之成本值或估值為9,361,000港元(二零零五年：9,361,000港元)而累計折舊為3,130,000港元(二零零五年：2,831,000港元)。這些資產於本年度之折舊為273,000港元(二零零五年：273,000港元)。

於二零零五年十二月三十一日，廠房及機器包括某些以經營租賃出租的資產，這些資產之成本值為20,629,000港元，而累計折舊為15,751,000港元。這些資產本年度之折舊為171,600港元(二零零五年：1,374,000港元)。

相關廠房及機器於扣減25,938,000港元(二零零五年：22,059,000港元)政府補助之前，成本為78,117,000港元(二零零五年：74,238,000港元)。

於二零零六年十二月三十一日，在建工程包含了資本化的利息924,000港元(二零零五年：無)。

	土地及樓宇	傢俬、裝置及設備	汽車	總數
	千港元	*千港元*	*千港元*	*千港元*
本公司				
成本值				
於二零零五年一月一日	2,803	25,106	8,162	36,071
添置	–	423	2,417	2,840
出售	–	(130)	(1,724)	(1,854)
於二零零五年十二月三十一日	2,803	25,399	8,855	37,057
添置	–	1,165	–	1,165
出售	–	(2,585)	–	(2,585)
於二零零六年十二月三十一日	2,803	23,979	8,855	35,637
折舊				
於二零零五年一月一日	373	23,406	6,830	30,609
本年度準備	112	1,200	856	2,168
出售時撇除	–	(130)	(1,724)	(1,854)
於二零零五年十二月三十一日	485	24,476	5,962	30,923
本年度準備	112	590	1,209	1,911
出售時撇除	–	(2,585)	–	(2,585)
於二零零六年十二月三十一日	597	22,481	7,171	30,249
帳面淨值				
於二零零六年十二月三十一日	2,206	1,498	1,684	5,388
於二零零五年十二月三十一日	2,318	923	2,893	6,134

	本集團		本公司	
	二零零六年	二零零五年	二零零六年	二零零五年
	千港元	*千港元*	*千港元*	*千港元*
持有之物業權益之帳面淨值包括：				
租約物業				
－在澳門的中期租約物業	1,083	1,131	–	–
－在香港的中期租約物業	277,963	286,613	–	–
－在中國的中期土地使用權物業	418,630	369,739	2,206	2,318
	697,676	657,483	2,206	2,318

18. 已付土地租金

	本集團	
	二零零六年	二零零五年
	千港元	*千港元*
本集團之已付土地租金包括：		
－在中國的短期土地使用權	–	349
－在香港的中期租約	45,186	46,273
－在中國的中期土地使用權	212,865	186,745
	258,051	233,367
分析如下：		
流動部份	7,035	8,129
非流動部份	251,016	225,238
	258,051	233,367

19. 收費公路經營權

	本集團
	千港元
成本	
於二零零五年一月一日	1,826,277
滙兑差額	35,197
於二零零五年十二月三十一日	1,861,474
滙兑差額	74,459
於二零零六年十二月三十一日	1,935,933
攤銷	
於二零零五年一月一日	41,626
滙兑差額	1,100
本年度攤銷	41,950
於二零零五年十二月三十一日	84,676
滙兑差額	5,326
本年度攤銷	67,335
於二零零六年十二月三十一日	157,337
帳面淨值	
於二零零六年十二月三十一日	1,778,596
於二零零五年十二月三十一日	1,776,798

此金額為二十五年內徵收使用滬寧高速公路上海段及沿路服務設施的車輛通行費用之權利。

本集團收費公路經營權按使用架次之基準進行攤銷，攤銷乃按某一期間之實際交通流量與本集團獲授收費公路經營權期間(即二十五年)之預計總交通流量之比率計算。

20. 其他無形資產

	專利權 *千港元*	已付土地租金溢價 *千港元*	總額 *千港元*
本集團			
成本			
於二零零五年一月一日	39,206	–	39,206
滙兑差額	753	–	753
因購併附屬公司而購入	–	59,121	59,121
添置	2,975	–	2,975
於二零零五年十二月三十一日	42,934	59,121	102,055
滙兑差額	1,717	2,365	4,082
因購併附屬公司而購入	4,640	–	4,640
於二零零六年十二月三十一日	49,291	61,486	110,777
攤銷			
於二零零五年一月一日	–	–	–
本年度攤銷	4,956	2,022	6,978
於二零零五年十二月三十一日	4,956	2,022	6,978
滙兑差額	198	81	279
本年度攤銷	12,401	1,460	13,861
於二零零六年十二月三十一日	17,555	3,563	21,118
帳面淨值			
於二零零六年十二月三十一日	31,736	57,923	89,659
於二零零五年十二月三十一日	37,978	57,099	95,077

該專利權為五至十年內使用醫藥產品生產專利權。該專利權以直線法按五至十年進行攤銷。

已付土地租金溢價為購入已付土地租金的溢價，按相關已付土地租金的相同基準進行攤銷。

21. 商譽

	本集團 *千港元*
成本	
於二零零五年一月一日	349,365
滙兑差額	1,479
收購附屬公司時產生	37,274
收購附屬公司額外權益時產生	6,592
由聯營公司轉入之商譽	57,159
轉至合營企業權益之商譽	(1,759)
轉至聯營公司權益之商譽	(43,560)
於出售附屬公司權益時抵銷	(2,003)
於二零零五年十二月三十一日	404,547
滙兑差額	5,521
收購附屬公司時產生	22,569
於附屬公司股權分置產生攤薄時抵銷	(4,252)
於二零零六年十二月三十一日	428,385
減值	
於二零零五年一月一日	3,161
本年度確認之減值	5,402
於出售附屬公司權益時抵銷	(2,003)
於二零零五年十二月三十一日及二零零六年十二月三十一日	6,560
帳面淨值	
於二零零六年十二月三十一日	421,825
於二零零五年十二月三十一日	397,987

合併產生的商譽已在購買日分配至預計會從合併中獲取效益的現金產出單元。商譽的帳面值已分配如下：

	本集團	
	二零零六年 *千港元*	二零零五年 *千港元*
製造及銷售中醫藥產品及健康食品	291,814	293,921
製造及銷售生物醫藥產品	130,011	104,066
	421,825	397,987

現金產出單元的可收回金額是按其使用價值確定。計算使用價值時所採用的主要假設包括相關的貼現率、增長率和當期銷售價格和直接費用的預計變更。管理當局按稅前利率估計貼現率，以反映當前市場對貨幣時間價值和與現金產出單元相關的風險評估。增長率則根據業內增長預測而釐定。銷售價格和直接費用的變更均以市場的歷史慣例和對未來變更的預期作為釐定的基礎。

本集團的現金流量預測是根據最近由管理當局所審批的來年的財務預算編製，並按5%的估計增長率預測未來四年的現金流量。

用以預測現金流量折算至現值的貼現率為一般商業借貸利率。

22. 於附屬公司權益

	本公司	
	二零零六年	二零零五年
	千港元	*千港元*
非上市股份的成本	1,023,154	1,023,154

於二零零六年十二月三十一日本公司之主要附屬公司之詳情刊載於附註52。

23. 於合營企業權益

	本集團		本公司	
	二零零六年	二零零五年	二零零六年	二零零五年
	千港元	*千港元*	*千港元*	*千港元*
於非上市公司投資成本	1,981,859	1,973,211	112,921	166,790
分佔已撇除已收股息之收購後利潤及儲備	585,729	509,879	–	–
	2,567,588	2,483,090	112,921	166,790
減：已確認之減值損失	(122,595)	(92,582)	(112,921)	(25,117)
	2,444,993	2,390,508	–	141,673

因收購合營企業權益而產生的商譽17,146,000港元(二零零五年:47,275,000港元)並包含於投資成本中。商譽的變動如下：

	本集團 *千港元*
成本	
於二零零五年一月一日	85,436
滙兑差額	544
收購一家合營企業時產生	28,314
由附屬公司轉入之商譽	1,759
於二零零五年十二月三十一日	116,053
滙兑差額	1,155
於認作出售一家合營企業權益時撇銷	(1,271)
於二零零六年十二月三十一日	115,937
減值	
於二零零五年一月一日	67,369
本年度減值損失	1,409
於二零零五年十二月三十一日	68,778
本年度減值損失	30,013
於二零零六年十二月三十一日	98,791
帳面淨值	
於二零零六年十二月三十一日	17,146
於二零零五年十二月三十一日	47,275

於本年度，董事鑒於屬下一家合營企業經營業績欠佳，根據該合營企業業務現金流預測，約30,013,000港元之商譽已全數作減值損失，並於收益表中確認。

本集團採用權益法入帳之合營企業的財務資料合併滙總如下：

	本集團	
	二零零六年	二零零五年
	千港元	*千港元*
本集團應佔合營企業總資產	5,861,209	5,181,395
本集團應佔合營企業總負債	(3,422,971)	(2,816,049)
本集團應佔合營企業淨資產	2,438,238	2,365,346
收益	6,661,432	6,738,886
年度溢利	238,999	61,206
本集團本年度分佔合營企業溢利	21,152	2,839

本集團已終止分佔若干合營企業之虧損。本年度及累計尚未確認之合營企業虧損如下：

	本集團	
	二零零六年	二零零五年
	千港元	*千港元*
本年度尚未確認分佔合營企業之虧損	11,722	1,691
累計尚未確認分佔合營企業之虧損	13,413	1,691

本集團於二零零六年十二月三十一日的主要合營企業之詳情刊載於附註53。

24. 於聯營公司權益

	本集團	
	二零零六年	二零零五年
	千港元	*千港元*
於聯營公司之投資成本		
一於香港上市	1,819,766	1,819,766
一於中國上市	141,506	174,824
一非上市	230,664	269,785
分佔已撇除已收股息之收購後利潤及儲備	1,630,747	1,632,475
	3,822,683	3,896,850
減：已確認之減值損失	(28,793)	(28,793)
	3,793,890	3,868,057
上市投資之公允值	3,640,093	3,265,874

因收購聯營公司權益而產生的商譽約為3,320,000港元（二零零五年：3,320,000港元）並包含於投資成本內。商譽之變動如下：

	本集團 *千港元*
成本	
於二零零五年一月一日	72,291
由附屬公司權益轉入之商譽	43,560
被認作出售聯營公司權益時撇銷	(74)
轉至附屬公司商譽	(57,159)
轉至持有作出售資產	(35,924)
於二零零五年十二月三十一日及二零零六年十二月三十一日	22,694
減值	
於二零零五年十二月三十一日止年度內確認之減值損失及二零零五年十二月三十一日及二零零六年十二月三十一日結餘	19,374
帳面淨值	
於二零零六年十二月三十一日	3,320
於二零零五年十二月三十一日	3,320

本集團的聯營公司的財務資料合併滙總如下：

	本集團	
	二零零六年 *千港元*	二零零五年 *千港元*
總資產	41,261,076	43,287,778
總負債	(13,968,625)	(14,693,352)
淨資產	27,292,451	28,594,426
本集團應佔聯營公司的淨資產	3,799,989	3,874,156
收益	19,822,344	18,020,749
本年度溢利（虧損）	106,914	(485,328)
本集團本年度分佔聯營公司溢利	157,215	102,532

本集團於二零零六年十二月三十一日的主要聯營公司之詳情刊載於附註54。

25. 可供出售投資

	本集團	
	二零零六年 *千港元*	二零零五年 *千港元*
可供出售投資包括：		
上市股本證券投資：		
－於香港	15,523	11,521
－於中國	6,699	17,957
非上市股本證券投資：		
－於香港	5	5
－於中國	174,882	291,571
	197,109	321,054

於結算日，除了非上市股本證券投資沒有可靠的公允值外，所有可供出售之投資都按公允值入帳。

鑒於評估合理公允值之幅度差異極大，董事認為未能就此準確計量以上非上市股本證券的公允值。故此，該些投資將以每一個結算日以減值後成本計算。

本集團於結算日的非股本證券34,159,000港元(二零零五年：34,159,000港元)包括分別持有兩家30%及26.14%權益經營紙製品製造與銷售的公司，根據與中國合營合夥人訂立之合營協議之附件，本集團已放棄在此等公司包括經營及管理權之經濟權益，以換取每年的約定回報。於合營期結束時，本集團可分別享有此等公司按股權比例之權益。根據董事意見，由於本集團不能對此等公司行使重大影響力，故此本集團不將此等公司分類為聯營公司。

於本年度，董事根據被投資公司的業務的市場現況及企業的折讓現金流量評估可供出售投資的帳面值。董事確認1,900,000港元(二零零五年：9,648,000港元)的減值損失於收益表內。

26. 應收貸款

	本集團	
	二零零六年 *千港元*	二零零五年 *千港元*
以固定利率5.5%計算的應收貸款	3,689	4,444
以香港銀行同業拆息+1%計算的浮動利率應收貸款	－	62,590
	3,689	67,034
分析：		
非流動部份(應於十二個月後收回)	3,689	4,277
流動部份(應於十二個月內收回)	－	62,757
	3,689	67,034

本集團的固定利率應收貸款所承受之利率風險及其約定的到期日如下：

	本集團	
	二零零六年	二零零五年
	千港元	*千港元*
固定利率應收貸款：		
一年內	–	167
多於三年而少於四年	3,689	4,277
	3,689	4,444

本集團之應收貸款以下列貨幣計值：

	本集團	
	二零零六年	二零零五年
	千港元	*千港元*
港元	3,689	4,444
美元	–	62,590
	3,689	67,034

於二零零六年十二月三十一日，固定利率應收貸款3,689,000港元(二零零五年：4,444,000港元)乃應收附屬公司的少數股東(「少數股東」)之帳款。此帳款以少數股東於該附屬公司的股本權益及該附屬公司的股息分配作抵押。

於二零零五年十二月三十一日，浮動利率應收貸款62,590,000港元為應收合營企業中環保水務投資有限公司(「中環水務」) 之帳款。此帳款以中環水務於廈門水務中環污水處理有限公司的55%權益及於廈門水務中環制水有限公司的45%權益作抵押。此貸款已於本年度內收回。

27. 採購物業、廠房及設備之已付訂金

本集團

此乃本集團就新增生產設備而訂購物業、廠房及設備及滬寧高速公路(上海段)的擴充及拓闊工程之已付訂金。

28. 購併附屬公司之已付訂金

本集團

此乃本集團於二零零五年十二月三十一日就新收購一家製造醫藥原材料附屬公司之已付訂金。

29. 金融衍生工具

作對沖會計處理的衍生工具

	本集團及本公司	
	二零零六年	二零零五年
	千港元	*千港元*
現金流量對沖－利率掉期：		
非流動資產	–	6,421

現金流量對沖：

於二零零五年十二月三十一日，由於本集團於銀行之港元借貸的浮動利息將對其現金流有所影響，故此本集團利用利率掉期把所造成的風險減至最低。本集團將二零零七年四月十日到期的銀團貸款之非流動部份8億港元，由香港銀行同業拆息+0.45%的浮動利率掉期至預設利率。本利率掉期已於本年度終止。

30. 存貨

	本集團	
	二零零六年	二零零五年
	千港元	*千港元*
原料	643,605	649,608
在製品	130,161	112,557
製成品	319,371	330,465
持作轉售之商品	123,475	123,095
	1,216,612	1,215,725

31. 貿易及其他應收帳款

	本集團	
	二零零六年	二零零五年
	千港元	*千港元*
貿易應收款項	982,142	1,003,161
減：累計減值	(86,908)	(60,014)
	895,234	943,147
其他應收款項	617,893	596,714
貿易及其他應收款項	1,513,127	1,539,861

本集團提供三十至九十天之信用期予貿易客戶。貿易應收款項減去減值損失之帳齡分析如下：

	本集團	
	二零零六年	二零零五年
	千港元	*千港元*
貿易應收款項：		
30天內	377,371	496,563
31-60天	200,436	174,943
61-90天	93,395	78,413
91-180天	104,554	106,355
181-360天	99,781	57,750
多於360天	19,697	29,123
	895,234	943,147

32. 於損益表按公允值列帳之財務資產

	本集團	
	二零零六年	二零零五年
	千港元	*千港元*
持有作交易之投資：		
上市之股權證券		
－於香港上市	155,985	147,806
－於其他地區上市	153,945	98,356
非上市之股權及債權投資基金	785,564	229,767
	1,095,494	475,929
於損益表按公允值列帳之財務資產：		
－可轉換票據／債券	155,430	103,162
－結構性存款	329,785	467,271
－股票掛鈎票據	79,402	23,680
	564,617	594,113
	1,660,111	1,070,042

於結算日，所有於損益表按公允值列帳之財務資產以公允值列帳。公允值是以活躍市場的叫買價及叫賣價或有關銀行或財務機構所作出之估值計算。

於損益表按公允值列帳之財務資產包含了結構性存款329,785,000港元(二零零五年：467,271,000港元)。根據有關協議 ，此等結構性存款含有隱含的衍生工具，其回報是以有關外幣之滙率變動或有關的利率變動來決定。

33. 作抵押之銀行存款，短期銀行存款及銀行結存及現金

本集團

抵押之存款期少於三個月的銀行存款乃用以抵押一般銀行信貸服務予本集團及一家聯營公司。銀行存款28,560,000港元(二零零五年：28,000,000港元)已抵押予銀行以獲取一般銀行信貸，故該等存款被分類為流動資產。

已抵押的銀行存款的固定年利率為3.28% (二零零五年：3.58%) 而存款期三個月以上的短期銀行存款之市場利率由1.8%至5.57% (二零零五年：1.9%至4.34%)。存款期少於三個月的存款的利率為市場利率，年利率由0.72%至5.31% (二零零五年：0.72%至4.37%)。存款之抵押將於相關的貸款歸還後解除。

本公司

短期銀行存款的市場利率由5.47%至5.57% (二零零五年: 4.34%)。存款期少於三個月的存款的利率為市場利率，年利率由3.72%至 5.31% (二零零五年: 3.85%至4.37%)。

34. 持有作出售資產

	本集團	
	二零零六年	**二零零五年**
	千港元	*千港元*
持有作出售資產主要類別如下：		
物業權益 *(附註a)*	28,833	27,790
一家聯營公司 *(附註b)*	—	317,395
	28,833	345,185

附註：

(a) 於二零零五年內，本集團決定於結算日後十二個月內出售兩幅土地及房產予第三者。該等土地與房產之帳面值為28,833,000港元(二零零五年：27,790,000港元)。此金額亦相應地被分類為持有作出售資產，並於資產負債表內分開列示。出售時所得款項將超於其帳面值，故此並無減值損失需被確認。此出售交易已於二零零七年一月完成。

(b) 於二零零五年十月，本集團與其持有28.15%股份的聯營公司，上海家化聯合股份有限公司(「上海家化」)達成一項有條件股份回購協議，上海家化以人民幣336,680,000元(相等於約323,731,000港元)回購本集團份於上海家化的全部權益。本集團於上海家化約348,642,000港元權益及商譽約35,924,000港元需要相應地分類為持有作出售資產，並於資產負債表中分開列示。由於股份回購的可變現淨值將下降至帳面值以下，約31,247,000港元的減值損失已於截至二零零五年十二月三十一日止之年度內確認。此出售交易已於本年內完成。

35. 貿易及其他應付款項

貿易及其他應付款項中包括681,779,000港元（二零零五年：578,475,000港元）之貿易應付款項，其帳齡分析如下：

	本集團 二零零六年 千港元	本集團 二零零五年 千港元
貿易應付款項：		
30天內	483,708	356,876
31-60天	78,084	91,492
61-90天	29,017	42,345
91-180天	42,482	37,727
181-360天	17,499	25,738
多於360天	30,989	24,297
	681,779	578,475

36. 銀行及其他貸款

	本集團		本公司	
	二零零六年 千港元	二零零五年 千港元	二零零六年 千港元	二零零五年 千港元
銀行貸款	2,112,143	2,171,265	–	1,600,000
其他貸款	64,560	122,484	–	–
	2,176,703	2,293,749	–	1,600,000
分析：				
有抵押	365,963	393,267	–	–
無抵押	1,810,740	1,900,482	–	1,600,000
	2,176,703	2,293,749	–	1,600,000
貸款的還款期如下：				
即期或一年內	614,741	1,320,175	–	800,000
一年後至兩年內	63,071	865,495	–	800,000
兩年後至五年內	1,490,362	100,812	–	–
五年後	8,529	7,267	–	–
	2,176,703	2,293,749	–	1,600,000
減：列為流動負債的一年內到期款項	(614,741)	(1,320,175)	–	(800,000)
	1,561,962	973,574	–	800,000

本集團之固定利率貸款及其合同列明的到期還款日如下：

	二零零六年 千港元	二零零五年 千港元
固定利率貸款：		
一年內	279,911	420,974
一年後至兩年內	63,071	65,495
兩年後至三年內	171	62,021
三年後至四年內	171	38,626
四年後至五年內	170	165
五年後	8,529	7,267
	352,023	594,548

本集團之借款之有效利率（即合約列明利率）如下：

	二零零六年	二零零五年
有效利率：		
固定利率貸款	2.4% to 7.9%	2.4% to 9%
浮動利率貸款	4.32% to 9.36%	0.97% to 4.65%

銀行貸款中包括在本年本集團獲得的3,000,000,000港元銀團貸款協議中已取用的1,500,000,000港元貸款。與此貸款相關的直接費用約10,500,000港元已在最初確認時扣減貸款的公允值。於二零零六年十二月三十一日，此貸款的帳面淨值約為1,490,000,000港元。

37. 股本

	普通股 股份數目	金額 千港元
法定股本：		
普通股每股0.10港元		
－於二零零五年一月一日、二零零五年十二月三十一日及二零零六年十二月三十一日	2,000,000,000	200,000
已發行及繳足股本：		
普通股每股0.10港元		
－於二零零五年一月一日	958,638,000	95,864
－行使購股期權	8,895,000	889
－於二零零五年十二月三十一日	967,533,000	96,753
－行使購股期權	971,000	97
－於二零零六年十二月三十一日	968,504,000	96,850

38. 以股份支付的交易

本集團成員採納之購股期權計劃詳情如下：

(a) 上實控股計劃

本公司根據上市規則第十七章，採納新購股期權計劃(「上實控股計劃」)。本公司之股東於二零零二年五月三十一日之股東特別大會通過上述計劃。上實控股計劃的生效日期自採納該計劃日期起計，為期十年，其後不會再授出任何購股期權。上實控股計劃的目的旨在令本公司可以更靈活的方式給予可參與人士獎賞、報酬、彌補及／或福利之獎勵及為董事會不時通過的其他目的。

根據上實控股計劃，本公司董事會可向曾經或將會向本集團提供服務的本集團(包括(i)本公司直接或間接持有少於20%之已發行股本或投票權，但為其最大股東或擁有其最多投票權的公司；或(ii)本公司董事會認為本公司可對其行使重大影響力之公司)成員公司的任何董事及僱員；本集團成員公司的任何業務顧問、專業及其他顧問的任何行政人員或僱員授出購股期權以認購本公司股份，而每批購股期權收取1港元作為代價。購股期權須於授出日期起計三十天內接納。

行使購股期權之期間由董事會全權決定，並由董事會通知每位承授人可行使購股期權的期間，該期間應不遲於自授出購股期權日期起計十年內屆滿。受限於上實控股計劃條文，董事會在提呈授出購股期權時可酌情加入其認為合適的任何條件、限制或限額。

本公司股份之認購價為由本公司董事會單獨釐訂並通知可參與人士之價格，最少須為下列三者之最高者：(i)授出當日本公司股份之收市價；(ii)授出當日前五個交易日之股份平均收市價；及(iii)本公司股份面值。

根據上實控股計劃及本公司任何其他購股期權計劃將予授出所有購股期權獲行使時可予以發行之股份總數合共不得超過本公司於上實控股計劃通過當日已發行股份總數之10%。根據上實控股計劃及本公司任何其他購股期權計劃所有已授出但尚未行使之購股期權，獲行使時可予以發行之最高股份數目，不得超過不時已發行股份總數之30%(或上市規則容許之較高百分比)。除非獲得本公司股東批准，在任何十二個月期間內，根據上實控股計劃及任何其他購股期權計劃向任何一位可參與人士授出之購股期權(包括已行使、註銷及尚未行使的購股期權)獲行使時所發行及將會發行之股份總數，不得超逾本公司已發行股份之1%。

根據上實控股計劃可予以發行(不計已授出但未行使者)之股份總數為49,617,000股，佔於本年報日期本公司已發行股本5.1%(二零零五年：5.6%)。

本集團之僱員及其他合資格之可參與人士持有上實控股計劃之本公司購股期權及其變動詳情如下：

授出月份	每股行使價 港元	於二零零六年一月一日尚未行使	於本年度授出	於本年度行使	於本年度期滿失效	於二零零六年十二月三十一日尚未行使
二零零二年九月	11.71	7,385,000	–	(885,000)	(6,500,000)	–
二零零五年九月	14.89	10,000,000	–	(86,000)	(383,000)	9,531,000
二零零六年五月	17.10	–	5,000,000	–	–	5,000,000
		17,385,000	5,000,000	(971,000)	(6,883,000)	14,531,000
於本年度末可予以行使						4,359,300

授出月份	每股行使價 港元	於二零零五年一月一日尚未行使	於本年度授出	於本年度行使	於本年度期滿失效	於二零零五年十二月三十一日尚未行使
二零零二年九月	11.71	16,280,000	–	(8,895,000)	–	7,385,000
二零零五年九月	14.89	–	10,000,000	–	–	10,000,000
		16,280,000	10,000,000	(8,895,000)	–	17,385,000
於本年度末可予以行使						7,385,000

上表中董事所持購股期權之詳情如下：

授出月份	每股行使價 港元	於二零零六年一月一日尚未行使	於本年度授出	於本年度行使	於二零零六年十二月三十一日尚未行使
二零零五年九月	14.89	2,440,000	–	–	2,440,000
二零零六年五月	17.10	–	2,300,000	–	2,300,000
		2,440,000	2,300,000	–	4,740,000

授出月份	每股行使價 港元	於二零零五年一月一日尚未行使	於本年度行使	於本年度重新歸類 *(附註)*	於二零零五年十二月三十一日尚未行使
二零零二年九月	11.71	500,000	–	(500,000)	–
二零零五年九月	14.89	–	2,440,000	–	2,440,000
		500,000	2,440,000	(500,000)	2,440,000

於二零零二年九月十日發行之購股期權將根據以下情況行使：

1. 於二零零三年三月十日開始三年半內的購股期權之30%；

2. 於二零零四年三月十日開始兩年半內的購股期權之額外30%；

3. 於二零零五年三月十日開始一年半內的餘下40%購股期權；及

4. 購股期權將於於二零零六年九月九日結束時到期。

於二零零五年九月二日發行之購股期權將根據以下情況行使：

1. 於二零零六年三月二日開始三年內的購股期權之30%；

2. 於二零零七年三月二日開始兩年內的購股期權之額外30%；

3. 於二零零八年三月二日開始一年內的餘下40%購股期權；及

4. 購股期權將於二零零九年三月一日結束時到期。

於二零零六年五月二日發行之購股期權(「第三批購股期權」)將根據以下情況行使：

1. 於二零零六年十一月二日開始三年內的購股期權之30%；

2. 於二零零七年十一月二日開始兩年內的購股期權之30%；

3. 於二零零八年十一月二日開始一年內的餘下40%購股期權；及

4. 購股期權將於二零零九年十一月一日結束時到期。

於本年度，本公司股份在緊接購股期權行使日期前的加權平均收市價為16.16港元。

本公司股份在緊接第三批購股期權授出日期，即二零零六年五月二日前的收市價為16.70港元。

本年度因行使上實購股期權計劃下授出之購股期而收取之代價約為11,644,000港元(二零零五年：104,160,000港元)。

於本年度授予本集團僱員及其他合資格之可參與人士的購股期權的估計公允值約為12,250,000港元(二零零五年：9,946,000港元)。

這些公允值乃採用布萊克－斯科爾期權模型計算，輸入至模式的數據如下：

	二零零六年	**二零零五年**
每股加權平均公允值	2.45港元	HK$0.9946
加權平均股價	17.1港元	HK$14.85
行使價	17.1港元	HK$14.89
預期波幅	22.21%	16.7%
預期壽命	2至3年	0.5至1.5年
香港外滙基金債券息率	4.22% to 4.41%	3.33% to 3.62%
預期股息收益率	2.5%	3.7%

預期波幅是根據本公司過去1年股價的波幅計算得出。管理層基於不可轉讓性、行使限制和行使模式的影響考慮下，對比模型的預期壽命作出最佳估計而有所相應調整。

由於其他合資格之可參與人士所提供之服務與本集團僱員所提供之服務相若，因而該服務之公允價亦是參考布萊克一斯科爾期權模型之購股期權公允值計算。

本集團在截至二零零六年十二月三十一日止年度確認了約10,872,000港元（二零零五年：3,911,000港元）與本公司所授出之購股期權相關的支出。其中約7,994,000港元（二零零五年：2,738,000港元）為本集團的員工並已在員工費用列示，其餘為給予其他合資格之可參與人士的購股期權費用。

(b) Mergen Biotech購股期權計劃

本公司之附屬公司Mergen Biotech Ltd.（「Mergen Biotech」）於二零零四年五月二十八日採納的購股期權計劃（「Mergen Biotech計劃」，主要目的是激勵對Mergen Biotech作出貢獻的合資格可參與人士，致令Mergen Biotech可招聘能幹之僱員及吸引為Mergen Biotech及其附屬公司（統稱「Mergen集團」）帶來價值之人力資源，該計劃自其採納日期當日起計有效十年。

根據Mergen Biotech計劃，Mergen Biotech之董事會（「Mergen董事會」）可授予合資格之可參與人士，包括Mergen集團的任何董事、管理層、僱員（不論全職或兼職）或業務顧問及專業顧問，以認購Mergen Biotech股份，而每批授出購股期權收取1港元作為代價。購股期權需於授出當日後三十天內接納。

各承授人可於Mergen董事會通知之期限任何時間內根據Mergen Biotech計劃之條款行使購股期權，該期間不得超過根據Mergen Biotech計劃向可參與人士授出購股期權當日起計十年，惟該期限可按有關條款所載條文提早終止。受限於Mergen Biotech計劃條文，Mergen董事會在提呈授出購股期權時可酌情加入其認為合適的任何條件、限制或限額。

購股期權之認購價由Mergen董事會參考Mergen Biotech截至二零零三年十二月三十一日之未經審核每股資產淨值釐定，並不低於每股Mergen Biotech股份（「Mergen股份」）8.22美元（或等值港元）。於本公司開始籌劃Mergen Biotech在聯交所主板或創業板或任何於海外之證券交易所獨立上市直至Mergen Biotech股份上市之日期間授出之購股期權之價格，不得低於Mergen Biotech股份於上市時之新發行價。在不影響上述情況下，遞交A1表格（或相當於在創業板或任何海外交易所上市所用之其他表格）前六個月期間授出之任何購股期權均須遵守上述規定。於該段期間授出之購股期權之認購價，Mergen董事會有絕對酌情權作出調整，惟價格不得低於Mergen股份於上市時之新發行價。

根據Mergen Biotech計劃及其他購股期權計劃已授出但尚未行使之購股期權，獲行使時可予以發行之股份最高數目，不得超過所有不時已發行Mergen股份總數之10%。董事會有權向合資格之可參與人士授出購股期權，以認購Mergen股份，有關股份加上根據Mergen Biotech任何其他購股期權計劃授出之任何證券合共不得超過於批准Mergen Biotech計劃當日已發行股份總數10%。除非獲得本公司股東批准，在任何十二個月內，根據Mergen Biotech計劃之合資格可參與人士如行使獲授予或將獲授予購股期權（包括已行使、註銷及尚未行使的購股期權），已發行及將會發行之Mergen股份總數，不得超過已發行Mergen股份之1%。

下表列載於本年度根據Mergen Biotech計劃下之購股期權詳情：

授出月份	每股行使價	於二零零五年一月一日、二零零五年十二月三十一日及二零零六年十二月三十一日
二零零四年十二月	8.22美元	63,400

根據Mergen Biotech計劃可予以發行（不計已授出但未行使者）之股份總數為14,600股Mergen股份，佔於本年報日期Mergen Biotech已發行股本1.87%（二零零五年：1.87%）。

購股期權可於二零零五年六月三十日至二零一四年五月二十七日期間內，按照Mergen董事會決定需由承授人達致之工作目標按下列行使：－

1. 於二零零五年六月三十日開始九年零十一個月的購股期權之70%；

2. 於二零零五年十二月三十一日開始九年零五個月的購股期權之額外15%；

3. 於二零零六年六月三十日開始八年零十一個月的購股期權之餘下15%；及

4. 購股期權於二零一四年五月二十七日結束時到期。

於兩個年度內，並無根據Mergen Biotech計劃下之購股期權授出或獲行使。

本集團已於截至二零零六年十二月三十一日止年度內確認有關Mergen Biotech發行股本期權的費用約206,000港元（二零零五年：2,227,000港元）。

39. 儲備

	股本溢價 *千港元*	購股期權儲備 *千港元*	股本贖回儲備 *千港元*	資本儲備 *千港元*	對沖儲備 *千港元*	保留溢利 *千港元*	總額 *千港元*
本公司							
於二零零五年一月一日	10,032,631	–	1,071	1,137,728	(3,328)	3,035,407	14,203,509
現金流量對沖下收入直接確認為權益	–	–	–	–	9,749	–	9,749
本年度溢利	–	–	–	–	–	661,159	661,159
本年度確認的收入及費用總額	–	–	–	–	9,749	661,159	670,908
發行股份之溢價	103,271	–	–	–	–	–	103,271
發行股份之有關支出	(121)	–	–	–	–	–	(121)
確認以股份為基準之付款支出	–	3,911	–	–	–	–	3,911
已付股息*(附註14)*	–	–	–	–	–	(529,805)	(529,805)
於二零零五年十二月三十一日	10,135,781	3,911	1,071	1,137,728	6,421	3,166,761	14,451,673
現金流量對沖下損失直接確認為權益	–	–	–	–	(6,421)	–	(6,421)
本年度溢利	–	–	–	–	–	1,938,435	1,938,435
本年度確認的收入及費用總額	–	–	–	–	(6,421)	1,938,435	1,932,014
發行股份之溢價	11,547	–	–	–	–	–	11,547
因行使購股期權而轉至股本溢價	72	(72)	–	–	–	–	–
因取消購股期權而沖回	–	(321)	–	–	–	321	–
發行股份之有關支出	(25)	–	–	–	–	–	(25)
確認以股份為基準之付款支出	–	10,872	–	–	–	–	10,872
已付股息*(附註14)*	–	–	–	–	–	(426,058)	(426,058)
於二零零六年十二月三十一日	10,147,375	14,390	1,071	1,137,728	–	4,679,459	15,980,023

於二零零六年十二月三十一日，本公司可分派予股東之儲備為保留溢利約4,679.5百萬港元（二零零五年：3,166.8百萬港元）。

本公司之資本儲備來自經香港高等法院頒布確認於一九九七年股本溢價的削減，該等儲備是未確認之溢利及不可以派發予股東，並以不能派發的儲備列帳。

40. 應收／應付附屬公司款項

於二零零六年十二月三十一日，應收附屬公司款為無抵押及無固定還款期。除60百萬港元(二零零五年: 80百萬港元)按香港銀行同業拆息+0.45%計算利息，其餘結餘為免息。

應付附屬公司款為無抵押、免息及無固定還款期。

41. 遞延稅項

本集團所確認之主要遞延稅項負債與資產，以及本年度與上年度相關變動列示如下：

	稅項累計折舊 *千港元*	物業重新估值 *千港元*	稅項損失 *千港元*	其他遞延稅項負債 *千港元*	其他遞延稅項資產 *千港元*	總額 *千港元*
本集團						
於二零零五年一月一日	101,945	–	(4,950)	3,394	(41,684)	58,705
滙兌差額	62	–	–	65	235	362
(貸)借記入本年收益 *(附註11)*	(595)	2,126	(2,850)	6,555	17,300	22,536
於二零零五年十二月三十一日	101,412	2,126	(7,800)	10,014	(24,149)	81,603
滙兌差額	161	–	–	129	(6,388)	(6,098)
因收購附屬公司產生	–	–	–	7,459	–	7,459
(貸)借記入本年收益 *(附註11)*	(6,879)	3,546	700	2,278	675	320
於二零零六年十二月三十一日	94,694	5,672	(7,100)	19,880	(29,862)	83,284

為了資產負債表之列示，部分遞延稅項資產和負債被予以抵消。為符合財務報表要求，以下為遞延稅項之分析：

	二零零六年 *千港元*	二零零五年 *千港元*
遞延稅項負債	112,046	107,479
遞延稅項資產	(28,762)	(25,876)
	83,284	81,603

於二零零六年十二月三十一日，本集團有未使用之稅項損失46.5百萬港元(二零零五年：76.9百萬港元)可於將來用作抵消溢利。其中稅項損失40.6百萬港元(二零零五年：44.6百萬港元)相關之遞延稅項資產7.1百萬港元(二零零五年：7.8百萬港元)已被確認。鑒於未來溢利之不可預測性，稅項損失餘額5.9百萬港元(二零零五年：32.3百萬港元)並未確認為遞延稅項資產。未確認之稅項損失可轉入以後年度。

42. 購併附屬公司

於二零零六年一月一日，本集團以人民幣71,000,000元(相等於約68,269,000港元)購入常州天普藥業有限公司(「常州天普」)69.63%權益。常州天普從事生物及化學藥品的原料及成品之生產與銷售。此次收購以購入法入帳，因此次收購而產生之商譽金額為22,569,000港元。

於截至二零零五年十二月三十一日止年度，本集團收購若干附屬公司，詳情如下：

(a) 於二零零五年二月，本集團以人民幣22,480,000元(相等於21,208,000港元)增持成都九興印刷包裝有限公司(「成都九興」)，由原來持有30%權益增加至51%。這收購並無產生任何商譽或折讓。

(b) 於二零零五年九月，本集團以人民幣14,070,000元(相等於13,529,000港元)增持河北永新紙業有限公司(「河北永新」)由原來持有39%權益增加至66%。這收購並無產生任何商譽或折讓。

(c) 於二零零五年七月，本集團以人民幣134,800,000元(相等於129,615,000港元)，增持杭州胡慶餘堂藥業有限公司(「胡慶餘堂藥業」)由原來持有30.006%權益增加至51.007%。因此次收購而產生之商譽金額為37,274,000港元。

此等交易購併的淨資產及併購產生的商譽詳述如下：

	二零零六年			
	合併前被收購者之帳面值	公允值調整	公允值	二零零五年
	千港元	*千港元*	*千港元*	*千港元*
購入資產淨值：				
物業、廠房及設備	17,335	4,683	22,018	397,542
已付土地租金	1,385	–	1,385	62,776
其他無形資產	598	4,042	4,640	59,121
於聯營公司權益	6,655	–	6,655	–
可供出售投資	–	–	–	18,621
存貨	55,325	11,065	66,390	133,838
貿易及其他應收款項	11,764	–	11,764	272,083
應收税金	–	–	–	1,529
銀行結餘及現金	11,038	–	11,038	208,248
貿易及其他應付款項	(27,097)	–	(27,097)	(426,195)
應付税金	(12)	–	(12)	(2,822)
遞延税項	(928)	(6,531)	(7,459)	–
銀行及其他貸款	(24,038)	–	(24,038)	(302,749)
	52,025	13,259	65,284	421,992
被收購者之少數股東權益	–	–	–	(9,970)
少數股東權益	(15,553)	(4,031)	(19,584)	(199,736)
	36,472	9,228	45,700	212,286
其他重估儲備			–	(8,716)
因收購而產生之商譽*(附註21)*			22,569	37,274
			68,269	240,844
總代價：				
以前年度之收購附屬公司訂金			68,269	–
現金支付			–	164,352
於聯營公司權益			–	54,505
於合營企業權益			–	21,987
			68,269	240,844
收購產生之現金(流出)流入：				
已付現金代價			–	(164,352)
購入之現金及等同現金項目			11,038	208,248
			11,038	43,896

收購常州天普可產生商譽是基於預期產品於新市場銷售而產生的利潤及合併後預期中能提升經營效率。

本年度收購之附屬公司為本集團之營業額及經營溢利分別貢獻約72百萬港元(二零零五年：469.7百萬港元)及約9百萬港元(二零零五年：26.1百萬港元)。

若二零零五年十二月三十一日之年度所進行之收購均於二零零五年一月一日完成，本集團當年的營業額及年度溢利將分別增加1,011.0百萬港元及60.6百萬港元。

43. 出售附屬公司

於本年度，本集團出售北京上實中藥有限公司及上海實業聯合集團大藥房有限公司之全部股權。於出售日該等附屬公司之淨資產如下：

於截至二零零五年十二月三十一日止年度，本集團出售貴陽九興有限公司，精運置業有限公司及寧夏上實保健品有限公司的全部股權。當年因出售此等附屬公司而產生5,506,000港元之虧損。

	二零零六年 *千港元*	二零零五年 *千港元*
出售資產淨值：		
物業、廠房及設備	4,661	18,263
已付土地租金	1,047	1,493
存貨	5,323	3,683
貿易及其他應收款項	2,055	4,791
可收回税項	—	130
銀行結存及現金	3,033	1,205
貿易及其他應付款項	(6,772)	(15,466)
銀行及其他借貸	—	(962)
應付税金	(287)	—
	9,060	13,137
少數股東權益	(315)	(2,315)
	8,745	10,822
實現換算儲備	(31)	11
	8,714	10,833
出售附屬公司權益之溢利(損失)	3,468	(5,506)
代價	12,182	5,327

	二零零六年 *千港元*	二零零五年 *千港元*
總代價：		
已收現金代價	12,182	5,327
關於出售附屬公司權益之現金流入淨值分析：		
現金	12,182	5,327
售出之銀行結存及現金	(3,033)	(1,205)
	9,149	4,122

本年度售出之附屬公司對本集團之業績及現金流量並無任何重大貢獻。

44. 經營租賃

本集團為承租人

於結算日，本集團及本公司有不可取消之經營租約，承諾於未來支付下列土地及樓宇之租金，該等租約期限如下：

	本集團		本公司	
	二零零六年	二零零五年	二零零六年	二零零五年
	千港元	*千港元*	*千港元*	*千港元*
一年內	33,176	29,831	3,281	6,562
第二年至第五年內（包括首尾兩年）	73,917	67,283	–	3,281
五年後	88,960	92,225	–	–
	196,053	189,339	3,281	9,843

經營租賃付款額代表本集團及本公司為租賃辦公室及廠房而應付的租金，平均租賃期為二十年，而租金在平均一至二年內是固定的。

以上包括本集團及本公司分別須支付予最終控股公司及同系附屬公司約174百萬港元（二零零五年：165百萬港元）及約3.3百萬港元（二零零五年：9.8百萬港元）之土地及樓宇經營租約承擔。

本集團為出租人

於結算日，本集團已與承租人達成協議，可在以下期間內收取下述的最低租賃付款額：

	本集團 土地及樓宇	
	二零零六年	二零零五年
	千港元	*千港元*
一年內	2,323	797
第二年至第五年內（包括首尾兩年）	8,627	106
五年後	7,000	–
	17,950	903

於結算日，本公司並無任何重大經營租賃安排。

45. 資本性承擔

	本集團	
	二零零六年	二零零五年
	千港元	*千港元*
已簽約但未於財務報表中撥備之資本性開支		
一收費公路建設成本	1,055,813	29,182
一投資於中國合營企業	53,072	40,718
一投資於海外合營企業	15,132	–
一購買物業、廠房及設備	79,796	85,055
一增加在建工程	71,245	73,938
	1,275,058	228,893
已批准但未簽約之資本性開支		
一收費公路建設成本	–	1,747,066
一購買物業、廠房及設備	–	85,519
	–	1,832,585

除上述外，本集團分佔合營企業之資本性承擔如下：

	本集團	
	二零零六年	二零零五年
	千港元	*千港元*
已簽約但未於財務報表中撥備之資本性開支		
一收費公路建設成本	–	27,519
一投資於中國合營企業及聯營公司	31,735	13,011
一購買物業、廠房及設備	428,299	430,615
一增加在建工程	3,229	76,763
	463,263	547,908
已批准但未簽約之資本性開支		
一增加在建工程	–	116,550

本公司於結算日並無任何重大資本性承擔。

46. 或然負債

	本集團	
	二零零六年	二零零五年
	千港元	*千港元*
因下列公司使用銀行授予之信貸而作出之擔保		
一聯營公司	38,000	18,000
一一家供應商	26,800	1,635
	64,800	19,635

本公司於結算日並無任何重大或然負債。

47. 已抵押資產

於二零零六年十二月三十一日，本集團以下之資產已抵押給若干銀行，從而獲得一般銀行信貸服務：

(i) 廠房及機器，帳面淨值為22.9百萬港元(二零零五年：32.0百萬港元)；

(ii) 土地及樓宇，帳面淨值為195.5百萬港元(二零零五年：230.1百萬港元)；

(iii) 汽車，帳面淨值為82,000港元(二零零五年：0.2百萬港元)；及

(iv) 銀行存款，約值0.6百萬港元(二零零五年：無)。

另外，於二零零六年十二月三十一日本集團帳面淨值約180,322,000港元(二零零五年：158,548,000港元)之廠房及機器已抵押給獨立第三者，此第三者則提供保證予銀行，作為本集團銀行貸款之擔保。

於二零零六年十二月三十一日，本集團已抵押銀行定期存款約28.0百萬港元(二零零五年：28.0百萬港元)從而獲得信貸予一聯營公司。

48. 退休福利計劃

本公司及香港之附屬公司為所有合資格僱員提供定額供款退休金計劃。為符合強制性公積金計劃條例(「強積金條例」)，本集團亦已設立強制性公積金計劃(「強積金計劃」)。這兩個計劃之資產分別由獨立受保人管理之信托基金持有。自收益帳中扣除之退休金成本為本公司及香港之附屬公司按照該計劃之條款所訂定之比率計算應付予該基金之供款金額。倘僱員在完全符合獲取全部供款資格前退出該計劃，有關之僱主供款部份可予減低本公司及其香港附屬公司將來應付之供款金額。

本集團中國附屬公司之僱員乃中國政府設立之國家管理退休福利計劃之成員。本集團中國附屬公司須按固定薪金百分率供款予該等退休福利計劃以資助有關福利。本集團就退休福利計劃之唯一責任為根據該等計劃作出供款。

於結算日，並無僱員退出退休福利計劃而產生的放棄供款，此等放棄供款可於未來年度減低應付供款。

49. 關連及有關人士之交易及結餘

(I) 關連人士

(a) 於本年度，本集團與若干有關人士曾進行重大交易及存有結餘，當中包括若干按上市規則被視為關連人士。在本年度與此等關連人士之重大交易及在結算日之重大結餘如下：

關連人士	交易性質	本集團 二零零六年 *千港元*	本集團 二零零五年 *千港元*
交易			
最終控股公司：			
上海實業(集團)有限公司(「上實集團」)	支付土地及樓宇租金 *(附註(i))*	7,640	7,279
同系附屬公司：			
南洋企業置業有限公司	支付土地及樓宇租金 *(附註(i))*	14,520	13,800
天廚(香港)有限公司	支付土地及樓宇租金 *(附註(i))*	26	700
	購買原料 *(附註(ii))*	276	158
	印刷收入 *(附註(ii))*	278	287
上海上實(集團)有限公司	支付土地及樓宇租金 *(附註(i))*	2,975	3,007
Eternal Success Holdings Limited(「Eternal」)	出售一家附屬公司權益及轉讓貸款 *(附註(iii))*	–	4,654
附屬公司之少數股東：			
中國(杭州)青春寶集團有限公司(「中國青春寶」)及其附屬公司	銷售藥物及健康產品 *(附註(iv))*	14	13
許昌捲煙總廠	銷售煙盒包裝材料 *(附註(iv))*	122,694	113,491
港怡企業有限公司(「港怡」)	增持一家附屬公司權益 *(附註(v))*	–	11,450
上海醫藥(集團)有限公司(「上海醫藥」)	增持一家附屬公司權益 *(附註(vi))*	–	71,509
	出售一家合營企業權益 *(附註(vi))*	–	146,981

關連人士	交易性質	本集團 二零零六年 *千港元*	 二零零五年 *千港元*
廣州市博普生物技術有限公司（「廣州博普」）及其附屬公司	收購一家附屬公司權益 *（附註(vii)）*	–	68,269
	購置原料 *（附註(iv)）*	26,381	40,706
	於一家附屬公司新增資本 *（附註(viii)）*	28,890	–
Famerise Group Limited ("Famerise")	出售一家附屬公司權益 *（附註(ix)）*	26,000	–
四川全興股份有限公司	出售包裝材料 *（附註(iv)）*	26,267	28,688
新南（天津）紙業有限公司	購置原料 *（附註(iv)）*	94,514	131,028
	港口代理服務費用 *（附註(iv)）*	5,173	4,237
赤峰製藥（集團）有限責任公司	購置原料 *（附註(iv)）*	9,282	765
附屬公司少數股東之同系附屬公司：			
福建省廈門醫藥採購供應站	銷售藥物成品 *（附註(iv)）*	6,664	7,547
結餘			
附屬公司之少數股東：			
中國青春寶及其附屬公司	於十二月三十一日結餘		
	－貿易應收款項	191	173
	－貿易應付款項	713	711
	－應付股息	–	9,230
許昌捲煙總廠	於十二月三十一日結餘		
	－貿易應收款項	15,139	19,217
	－票據應收款項	9,100	14,615

附註：

(i) 租金乃按簽訂之租約支付，此等租約訂定之租金與簽署租約時由獨立專業物業評估師評定的公開市場價相同或相若。

(ii) 此等交易乃由雙方協議達成。

(iii) 於二零零五年十二月六日，本公司與Eternal達成買賣協議，出售精廸的全部權益及其4,216,000港元之負債，收取之代價為4,654,000港元。

(iv) 此等交易按市場價格，或成本加上利潤百分率（如沒有市場價格可供參考）進行。

(v) 於二零零五年一月十七日，本集團之全資附屬公司上實醫藥健康產品有限公司(「上實健康產品」)簽訂股權轉讓協議，以11,450,000港元之現金收購港怡所擁有的5%廈門中藥廠股權。是項收購項目詳情，已於同日發佈的公告刊載。

(vi) 於二零零五年四月二十一日，上實醫藥與上海醫藥達成購買協議收購上海醫療器械股份有限公司額外40%之權益，付予之代價為人民幣75,800,000元(約71,509,000港元)。

同日，本集團之全資附屬公司上實醫藥控股有限公司(「醫藥控股」)與上海醫藥達成出售協議，醫藥控股以人民幣155,800,000元(約146,981,000港元)出售其所持有上海三維製藥有限公司48%之股權予上海醫藥。

是次收購及出售項目之詳情，已於本公司二零零五年五月十三日發佈的公告刊載。

(vii) 於二零零五年十月二十日，本集團將成立之附屬公司廣州天普海外藥業有限公司(「天普海外」)簽訂以人民幣71,000,000元(約68,269,000港元)收購廣州博普所持有69.63%常州天普之權益。此次收購之詳情於本公司同日發佈的公告刊載。

(viii) 於二零零六年十二月二十八日，上實醫藥同意透過以每股人民幣2.2元收購廣東天普生化醫藥股份有限公司(「廣東天普」)13,668,000股新股份，向廣東天普增資人民幣30,069,600元(約30,069,600港元)。廣東博普亦同意透過以每股人民幣2.2元收購廣東天普13,132,000股新股份，向廣東天普增資人民幣28,890,400元(約28,890,400港元)。是次交易之詳情，已於本公司同日發佈的公告刊載。

(ix) 於二零零六年十二月二十八日，天普海外簽訂轉讓協議將其於常州天普之69.63%權益轉讓予廣東天普，代價為人民幣71,000,000元(約71,000,000港元)。

同日，Famerise同意將其於常州天普之25.82%權益轉讓予上實醫藥之非全資附屬公司香港上聯國際有限公司，代價為26,000,000港元。

關於該等交易詳情，已於本公司二零零六年十二月二十八日發佈的公告刊載。

(b) 於二零零六年十二月三十一日，上實醫藥已就授予廣東天普之銀行信貸作出約30,000,000港元(二零零五年：無)之擔保。關於是次提供財務資助之詳情，已於本公司二零零六年十月十三日發佈的公告刊載。

(c) 與關連人士之經營租約承擔刊載於附註44。

(II) 除關連人士外之有關人士

(a) 除附註49(I)(a)提及與最終控股公司及同系附屬公司之交易外，於本年度，本集團與有關人士(除關連人士外)之重大交易及結算日之重大結餘如下：

		本集團	
關連人士	**交易性質**	**二零零六年** *千港元*	**二零零五年** *千港元*
交易			
合營企業：			
河北永新紙業有限公司	已收利息	–	2,528
聯營公司：			
上海申永燙金材料有限公司 有限公司	購買物料	2,667	2,316
浙江天外包裝印刷 股份有限公司	銷售煙盒包裝物料*(附註(iv))*	10	–
	購買物料	–	385
	已收股息	2,040	–
四川科美紙業有限公司	印刷服務收入	679	227
成都九興印刷包裝有限公司	已收利息	–	107
廣西甲天下水松紙有限公司	印刷服務收入	8,369	9,601
西安永發醫藥包裝有限公司	已付利息	197	2,002
陝西永鑫紙業包裝有限公司	銷售物料	3,672	2,380
結餘			
合營企業：			
杭州胡慶餘堂國藥號有限公司	於十二月三十一日結餘 －非貿易應收款項	2,500	2,404
中環保水務投資 有限公司	於十二月三十一日結餘 －短期應收貸款	–	62,590
聯營公司：			
上海家化聯合股份有限公司	於十二月三十一日結餘 －短期應收貸款	–	3,000
上海申永燙金材料有限公司 (Shanghai Shen Yong Stamping Foil Co., Ltd.)	於十二月三十一日結餘 －貿易應付款項	2,241	1,980

關連人士	交易性質	本集團 二零零六年 *千港元*	二零零五年 *千港元*
浙江天外印刷股份有限公司 (Zhejiang Tianwai Printing Co., Ltd.)	於十二月三十一日結餘 －貿易應收款項	16	251
四川科美紙業有限公司	於十二月三十一日結餘		
	－貿易應收款項	523	397
	－股東貸款	1,274	1,225
廣西甲天下水松紙有限公司	於十二月三十一日結餘 －貿易應收款項	4,075	2,995
西安永發醫藥包裝有限公司 (Xian Wing Fat Packing Co., Ltd.)	於十二月三十一日結餘		
	－其他應付短期貸款	－	27,200
	－非貿易應收款項	7,477	7,477

(b) 本集團與有關人士之已抵押資產詳情已分別刊載於附註47。

(III) 主要管理人員的酬金

本年度董事及其他主要管理人員的酬金如下：

	二零零六年 *千港元*	二零零五年 *千港元*
短期福利	30,752	24,413
以股本為基準的付款	5,392	1,204
	36,144	25,617

董事及其他主要行政人員之酬金由薪酬委員會決定，薪酬多少視乎個人的表現及市場趨勢。

本公司與有關人士的結餘刊載於本公司之資產負債表及附註40。

50. 與中國其他受國家控制企業的交易／帳戶餘額

本集團於受國家控制實體(即由中國政府直接或間接擁有或控制的實體)為主導的經濟環境下經營。此外，本集團為上海實業(集團)有限公司旗下集團的成員，而上海實業(集團)有限公司本身由中國政府控制。除與上海實業(集團)有限公司及上述於附註49所披露的同系附屬公司進行交易外，本集團亦與其他受國家控制的實體進行交易。本集團於處理該等受國家控制的實體之間的業務交易時，董事把受國家控制的實體視同獨立的第三方。

與其他受國家控制的實體進行交易而制定定價策略和進行審批過程中，集團並不區別相關的交易方是否受國家控制的實體。

與其他受國家控制的實體的重大交易／帳戶餘額：

	本集團	
	二零零六年 *千港元*	二零零五年 *千港元*
交易		
銷售	906,405	850,703
購買	371,828	240,810
結餘		
應收其他受國家控制的企業的金額	249,450	283,988
應付其他受國家控制的企業的金額	48,728	4,591

基於集團收費公路經營業務的性質，董事認為除上述所披露外，並不可能確定對應方的身份，因此並不能確定是否與其他受國家控制的實體進行了交易。

此外，集團在日常業務過程中與某些銀行和金融機構進行了不同類型的交易(包括儲蓄、借貸和其他常見的銀行融資服務)，該等銀行和金融機構是屬於受國家控制的實體。基於該等交易的性質，董事認為作出獨立披露並無意義。

除上述披露外，董事認為相對於集團的經營業務，與其他受國家控制的實體的交易並不重大。

51. 政府補助

於本年度內，本集團獲政府補助約3,879,000港元(二零零五年：約2,587,000港元)，用於購買廠房及機器。該數額已從相關資產現值中扣除。此數額在相關資產之使用期內以減少折舊費用的形式轉入收益中。此會計政策於本年度減少攤銷2,330,000港元(二零零五年：1,985,000港元)。於二零零六年十二月三十一日，尚有20,628,000港元(二零零五年：18,237,000港元)未作攤銷。

另外，於本年度內因拓寬及改建工程造成車流量下降而獲政府補償約171.76百萬港元(二零零五年：無)，此金額已包括在本年度的其他收入內。

52. 主要附屬公司

於二零零六年十二月三十一日，本公司之主要附屬公司詳情如下：

附屬公司名稱	註冊或成立地點／經營地點	已發行及繳足股本／註冊資本	已發行股本／註冊資本百份比由本公司／附屬公司持有	主要業務
正大青春寶藥業有限公司 *(附註(i))*	中國	人民幣128,500,000元	55%	製造及銷售中醫藥產品及健康食品
上海滬寧高速公路（上海段）發展有限公司 *(附註(ii))*	中國	人民幣2,000,000,000元	100%	持有收費公路經營權
上實基建控股有限公司	英屬處女群島／香港	1美元	100%	投資控股
上海實業財務管理有限公司	香港	普通股2港元	100%	投資
上海實業醫藥科技（集團）有限公司	開曼群島／香港	普通股 40,893,400港元	100%	投資控股
Nanyang Tobacco (Marketing) Company, Limited	英屬處女群島／中國及澳門	普通股 1美元 100,000,000港元	100%	銷售與推廣香煙及原材料搜羅
南洋兄弟煙草股份有限公司	香港	普通股2港元	100%	製造及銷售香煙
		無投票權遞延股 8,000,000港元	–	
永發印務有限公司	香港	普通股 2,000,000港元	93.44%	製造及銷售包裝材料、印刷產品及造紙
		無投票權遞延股 1,829,510港元	–	
上實醫藥 *(附註(iii))*	中國	普通股 人民幣367,814,821元	43.62%	投資控股
廈門中藥廠有限公司（「廈門中藥廠」）*(附註(i))*	中國	人民幣47,830,000元	61%	製造及銷售中醫藥產品
遼寧好護士藥業（集團）有限責任公司（「遼寧好護士」）*(附註(i))*	中國	人民幣51,000,000元	55%	製造及銷售中醫藥產品
上海三維生物技術有限公司 *(附註(i))*	中國	15,343,300美元	70.4%	製造及銷售生物醫藥產品
杭州胡慶餘堂藥業有限公司 *(附註(i))*	中國	人民幣53,160,000元	51.007%	製造及銷售中醫藥產品及健康食品

附註：

(i) 此等公司為於中國成立之中外合資企業。

(ii) 此公司為一家中國成立之外商獨資企業。

(iii) 此公司為一家於上海A股上市之公司。

除上實基建控股有限公司及上海實業財務管理有限公司為本公司直接擁有外，其他均為本公司間接擁有。

本集團並無持有任何遞延股份。此等遞延股份無權收取有關公司任何股東大會之通告或出席或在該大會上投票，而其實際上亦無權收取股息或在公司清盤時獲得任何分派。

董事認為上表所列載之本公司之附屬公司，對本集團之業績有重要影響或構成本集團淨資產之重要部份。董事認為若提供其他附屬公司之詳情將導致篇幅過於冗長。

各附屬公司於結算日及本年度內任何時間並無任何未償還之債務證券。

53. 主要合營企業

於二零零六年十二月三十一日由本集團持有的主要合營企業詳情如下：

合營企業名稱	註冊或成立地點／經營地點	本集團應佔之註冊資本百分比	主要業務
上海滙眾汽車製造有限公司	中國	50%	製造及銷售汽車，汽車零件及配件
上海市信息投資股份有限公司	中國	20%	發展信息基建、有線網路及提供網路有關服務
上海萬眾汽車零部件有限公司	中國	50%	製造及銷售汽車零件及配件
中環保水務投資有限公司	中國	50%	於中國合作投資及經營水務與環保產業
浙江金華甬金高速公路有限公司	中國	30%	興建及營運收費公路

以上合營企業均為中外合資企業及由本公司間接擁有。

董事認為上表所列載之合營企業，對本集團之業績有重要影響或構成本集團淨資產的重要部份。董事認為若提供其他合營企業之詳情將導致篇幅過於冗長。

54. 主要聯營公司

於二零零六年十二月三十一日由本集團持有的主要聯營公司乃於中國成立之中外合資企業，詳情如下：

聯營公司名稱	註冊資本百分比 由附屬公司擁有	本集團應佔	主要業務
中芯國際 *(附註)*	9.85%	9.85%	投資控股及製造及推廣高科技半導體
光明乳業股份有限公司	25.17%	25.17%	製造、分銷及銷售乳類及相關產品
上海實業交通電器有限公司	30%	30%	製造、分銷及銷售汽車零件

附註： 根據董事的意見，由於本集團對中芯國際的財務及營運政策決定具有重大影響力，故此歸納中芯國際為聯營公司。

以上聯營公司均為本公司間接擁有。

董事認為上表所列載之聯營公司，對本集團之業績有重要影響或構成本集團淨資產的重要部份。董事認為若提供其他聯營公司之詳情將導致篇幅過於冗長。

55. 分部信息

為了管理目的，本集團目前分為四個經營業務－基建設施、醫藥、消費品及信息技術。本集團是以這四個業務為基礎報告其主要分部信息。

主要業務如下：

基建設施　－　投資於收費公路及水務行業

醫藥　－　製造、銷售藥品及保健品；醫療器械

消費品　－　製造及銷售香煙、包裝材料、印刷產品、造紙、乳製品、汽車、汽車零件及配件

信息技術　－　發展信息基建及資訊科技業務

關於以上業務之分部資訊列示如下：

二零零六年	基建設施 *千港元*	醫藥 *千港元*	消費品 *千港元*	信息技術 *千港元*	未被分攤 *千港元*	綜合 *千港元*
收益表：						
對外銷售	276,419	3,729,130	2,845,474	–	–	6,851,023
分部業績	388,249	385,908	565,312	–	–	1,339,469
未分攤總部收入淨值						306,561
財務費用						(104,555)
分佔合營企業溢利	12,785	43,086	23,832	20,080	(78,631)	21,152
分佔聯營公司溢利	–	15,440	172,855	(31,080)	–	157,215
出售附屬公司、聯營公司及合營企業權益之淨溢利						23,842
出售可供出售之投資之溢利						268,074
附屬公司股權分置改革之攤薄虧損						(214,955)
聯營公司股權分置改革之虧損						(27,739)
附屬公司商譽和合營企業權益之減值損失						(32,352)
除稅前溢利						1,736,712
稅項						(236,442)
年度溢利						1,500,270

二零零六年	基建設施 *千港元*	醫藥 *千港元*	消費品 *千港元*	信息技術 *千港元*	未被分攤 *千港元*	綜合 *千港元*
資產負債表：						
資產						
分部資產	2,656,970	4,269,893	3,712,845	100	–	10,639,808
於合營企業權益	773,918	129,261	1,251,863	289,951	–	2,444,993
於聯營公司權益	–	134,466	1,348,282	2,311,142	–	3,793,890
未分攤總部資產						6,779,437
合併總資產						23,658,128
負債						
分部負債	20,878	905,852	498,893	–	–	1,425,623
未分攤總部負債						2,501,510
合併總負債						3,927,133
其他資料：						
資本性增加	101,761	295,702	110,986	–	2,741	511,190
折舊及攤銷	67,654	120,494	131,833	–	2,874	322,855
可供出售投資之減值損失	–	1,900	–	–	–	1,900
壞帳之減值損失	–	25,918	27,374	–	–	53,292
以股本為基準之付款支出	–	206	–	–	10,872	11,078

二零零五年	基建設施 *千港元*	醫藥 *千港元*	消費品 *千港元*	信息技術 *千港元*	綜合 *千港元*
收益表：					
對外銷售	181,578	3,567,264	2,276,443	–	6,025,285
分部業績	146,673	336,477	551,149	109,578	1,143,877
未分攤總部收入淨值					156,826
財務費用					(82,024)
分佔合營企業溢利	26,669	48,677	(104,648)	32,141	2,839
分佔聯營公司溢利	–	26,632	162,386	(86,486)	102,532
出售附屬公司、聯營公司及合營企業權益之淨溢利					180,661
附屬公司商譽和聯營公司及合營企業權益之減值損失					(26,185)
購併附屬公司附加權益之折讓					2,324
持有作出售資產之減值損失					(31,247)
除税前溢利					1,449,603
税項					(194,042)
年度溢利					1,255,561

二零零五年	基建設施 *千港元*	醫藥 *千港元*	消費品 *千港元*	信息技術 *千港元*	未被分攤 *千港元*	綜合 *千港元*
資產負債表：						
資產						
分部資產	2,419,323	4,113,766	3,858,753	145,844	–	10,537,686
於合營企業權益	778,176	89,527	1,124,418	398,387	–	2,390,508
於聯營公司權益	–	563,110	963,308	2,341,639	–	3,868,057
未分攤總部資產						5,175,904
合併總資產						21,972,155
負債						
分部負債	12,590	803,191	418,756	15,000	–	1,249,537
未分攤總部負債						2,514,589
合併總負債						3,764,126
其他資料：						
資本性增加	15,679	374,102	579,334	–	4,436	973,551
折舊及攤銷	42,234	90,136	130,294	–	3,302	265,966
可供出售投資之減值損失	–	9,648	–	–	–	9,648
壞帳之減值損失	–	10,940	13,484	–	–	24,424
出售物業、廠房及設備之虧損	–	1,365	7,474	–	(56)	8,783
以股本為基準之付款支出	–	2,227	–	–	3,911	6,138

地區分部

本集團之營業額按地區市場劃分(並未考慮產品及服務之原產地)之分析如下：

	營業額按地區市場劃分 二零零六年 *千港元*	 二零零五年 *千港元*
中國	5,511,545	4,557,639
亞洲國家	926,123	931,842
香港	323,438	485,762
其他地區	89,917	50,042
	6,851,023	6,025,285

按地區分部劃分之資產帳面值及物業、廠房及設備及無形資產之增加之分析如下：

	分部資產帳面值		物業、廠房、設備及無形資產之增加	
	二零零六年	二零零五年	二零零六年	二零零五年
	千港元	*千港元*	*千港元*	*千港元*
地區市場				
中國	8,996,885	9,413,085	490,322	876,571
亞洲國家	1,083	1,131	—	—
香港	1,641,840	1,067,850	20,868	96,980
其他地區	—	55,620	—	—
	10,639,808	10,537,686	511,190	973,551

經擴大集團的財務及業務前景

自二零零六年起，本集團正經歷策略性調整的過程，在穩定現有業務中尋找新突破，在參與國資調整中發現新機遇，在研究大戰略上找準新定位，使核心業務更加突出，盈利基礎更加堅實，未來發展更具潛力。

隨著資本市場逐漸開放及資本市場改革加快，中國內地經濟已持續增長。在行業政策持續改善及調整時，本集團面臨前所未見之發展機會。

於二零零七年七月，本集團抓住資本市場投資氣氛，宣佈以先舊後新方式配售9,690萬股本公司股份，配售價每股31.2港元，集資額達30億港元，將用於基建設施及房地產業務資產及項目之收購，包括商業物業項目如：辦公大樓及酒店。

房地產

參與上海國資優質房地產資產戰略重組，在各方支持下，通過規範運作，喜見突破。除本公司於二零零七年六月宣佈收購上海城開40%股本權益外，本公司於十月宣佈與徐滙國資委就進一步收購上海城開19%股本權益簽訂協議。各收購之總代價約為人民幣38.5億元(相等於約40.1億港元)。於建議收購完成後，本公司將於上海城開擁有59%股本權益。

建議收購能讓本公司取得上海城開之控股權，讓本集團能夠收購在上海之優質房地產項目及公司，亦表明公司參與上海國資房地產資源戰略性重組邁出了重要一步。本公司之財務優勢、低負債率及強勁現金流均有利於房地產業務的擴展和整合。

上海城開擁有建築樓面面積超過200萬平方米之土地儲備，包括分佈上海市、江蘇昆山、湖南長沙和安徽合肥等地之策略性價值之商業及住宅發展項目。其中包括「徐家滙中心」及「萬源城」。「徐家滙中心」將為上海市中心最大的綜合性商業項目之一。「萬源城」為上海中環線內面積最大之一的住宅項目，兩項計劃之總投資額預算共達人民幣260億元(相等於約270億港元)。

基建設施

滬寧高速公路(上海段)由雙向四車道拓寬為雙向八車道之改擴建工程現正全力進行及預計將於二零零八年竣工。滬寧高速公路(上海段)仍受惠於政府若干改擴建工程補償直至二零零八年十二月三十一日止年度為止。

中環保水務投資有限公司再次獲中國水網評為二零零六年度水務行業十大影響力企業，連續四年獲選反映了企業的市場認同度。由於業務發展需要，中環保水務投資有限公司對資金需求甚為殷切。中環保水務投資有限公司將努力改善公司資本結構，並致力推進旗下水務項目的供水及污水處理達致規模效益，積極按期完成在建工程項目的建設。

醫藥

國內醫藥市場經營環境雖仍受產品降價及成本上漲的影響，但整體已逐步回暖，預計低迷過後將會迎來新一輪的較快發展。

於二零零七年五月，本公司公佈向上海實業醫藥投資股份有限公司注入正大青春寶藥業有限公司等五家中醫藥企業，代價為人民幣15.15億元(相等於約15.78億港元)。上海實業醫藥投資股份有限公司將發行1.0722億股新股份集資支付，其中本公司以每股人民幣14.13元認購4,677萬股股份。重組完成後，本集團的醫藥資產將基本集中在上海實業醫藥投資股份有限公司平台上。上海實業醫藥投資股份有限公司的主營業務收入和現金流情況將得到改善，為未來把握境內資本市場蓬勃發展的有利時機進行資本運作創造空間。目前，重組方案正在積極推進當中。

消費品

有序退出非核心產業，推進集團戰略轉型，成效顯現。於二零零七年六月，本公司公佈出售上海滙眾汽車製造有限公司、上海萬眾汽車零件部有限公司及上海實業交通電器有限公司非控制性股權，總代價為人民幣16.05億元(相等於約16.72億港元)，全面退出汽車及零部件業務，交易所涉審批手續經已完成，為本集團帶來1.55億港元稅後特殊收益。股權轉讓所得資金將用於核心產業項目的收購。

二零零七年上半年，南洋兄弟煙草股份有限公司緊緊圍繞全年「優化市場結構、加快技術改造、完善基礎管理、提升企業形象」的方針目標，有條不紊地開展各項工作，成效顯著。隨著結構調整不斷推進，南洋兄弟煙草股份有限公司加快企業技術改造力度，重設和改造生產線，有利實現裝備現代化。

永發印務有限公司之業務已達到足以獨立上市之規模。該公司已於二零零七年八月就其股份於聯交所主板獨立上市遞交排期申請表格。分拆建議須受(其中包括)寄發予股東日期為二零零七年十一月九日之通函所述之條件、董事會之決定以及緊隨分拆建議前之市場情況。永發印務有限公司之價值預期通過分拆建議得以提高，通過在聯交所上市將讓其直接及獨立地進入股本及債務資本市場，並有助其取得銀行信貸。本公司預期於分拆建議完成後仍為永發印務有限公司之控股股東，預期本集團將從永發印務有限公司通過分拆建議提升價值而受益。

業務展望

進軍房地產業務、退出非核心產業及資產重組等一連串行動，為本集團以消費品為基礎，以房地產、基建和醫藥業務核心發展領域的整體發展策略奠下堅實的基礎。

展望未來，在房地產方面，本集團將依托公司本身上海背景和大股東資源，憑藉本公司和上海城開管理層對上海房地產市場的累積經驗，繼續收購在上海及鄰近地區之優質房地產項目及公司，參與上海國資房地產資產戰略性重組，增加土地儲備和優質物業，提高盈利貢獻至核心產業水平。

在基建設施方面，本集團會積極於上海及其他經濟增長較快的省市收購具盈利增長潛力的公路項目，進一步拓展收費公路業務；水務業務則會努力推進旗下水務項目的供水及污水處理達致規模效益，致力改善中環保水務投資有限公司資本結構，為股東創造更佳的回報。

在醫藥方面，本集團將加快落實完成上海實業醫藥投資股份有限公司作為統一

投資平台的構建，繼續以中藥及生物醫藥行業為主要發展方向，致力整合國內分銷網絡，鼓勵新藥的研發及尋求與國際醫藥企業的戰略合作。

在消費品方面，本集團將聚焦於經營效益及盈利能力的提升，強化銷售及分銷渠道，利用集團品牌優勢，進一步擴大銷售規模，為本集團帶來穩定現金流。

自二零零六年十二月三十一日起之重大收購

於二零零七年六月二十七日，本公司與徐滙國資委訂立增資協議、合營合同及合營章程，乃有關本公司透過增資合共人民幣2,130,660,600元收購於上海城開之40%股權，其詳情於本公司日期為二零零七年六月二十七日之公佈披露。

因該等收購而支付上海城開董事之薪酬總額及彼等所收取之實物權益概無變動。

物業估值

下表載列城開集團之物業對帳，乃於二零零七年七月三十一日之經審核綜合財務報表對本通函附錄四於二零零七年九月三十日之物業估值：

	城開集團	
	於二零零七年七月三十一日	於二零零七年九月三十日
	人民幣千元	*人民幣千元*
本通函附錄四估值報告所載於二零零七年九月三十日之物業估值		8,911,920
於二零零七年七月三十一日之物業之帳面值：		
持作銷售之發展中物業	5,227,689	
持作銷售之落成物業	137,768	
物業、廠房及設備	89,366	
投資物業	339,890	
總計	5,794,713	
加：由二零零七年八月一日至二零零七年九月三十日期內添置(未經審核)	242,600	
本通函附錄四估值報告所載城開集團於二零零七年九月三十日之物業之帳面值(須待估值)		6,037,313
重估盈餘(除企業所得稅及土地增值稅及少數股東權益前)		2,874,607

Deloitte.
德勤

德勤・關黃陳方會計師行
香港金鐘道88號
太古廣場一座35樓

Deloitte Touche Tohmatsu
35/F One Pacific Place
88 Queensway
Hong Kong

敬啟者：

以下所載為吾等就上海城開(集團)有限公司(「城開」)及其附屬公司(以下統稱「城開集團」)截至二零零六年十二月三十一日止三個年度各年及二零零七年七月三十一日止七個月(「相關期間」)之財務資料(「財務資料」)而編製之報告，供上海實業控股有限公司(「貴公司」及其附屬公司，以下統稱「貴集團」)於二零零七年十二月十九日刊發就收購城開19%股權有關的通函(「通函」)之用。

城開為一家於一九九六年四月三十日在中華人民共和國(「中國」)註冊成立之國有企業，並於二零零七年七月在貴公司收購其40%股權後改制為中外合資企業。該公司為一家投資控股及物業投資公司。該公司由上海市徐滙區人民政府直接授權及設立政府機關，以監督及管理徐滙區擁有之國有資產之上海市徐滙區國有資產監督管理委員會(「徐滙國資委」)管理，對城開行使國有股東的權利。

於本報告日，城開集團之附屬公司的資料刊載於下文A部附註45。此外，城開集團之聯營公司資料刊載於下文A部附註20。

在相關期間，城開集團以下企業的經審核法定財務報表乃根據中國適用之相關會計準則及財務規例編製(「中國經審核帳目」)，並由以下中國註冊會計師審核：

企業名稱	財務期間	審計師名稱
城開	二零零四年十二月三十一日止年度	上海中洲會計師事務所有限公司(「上海中洲」)
	二零零六年十二月三十一日止兩個年度	上海天成會計師事務所有限公司(「上海天成」)
上海石龍工業區聯合發展有限公司(「上海石龍」)	二零零五年十二月三十一日止兩個年度	上海中洲
	二零零六年十二月三十一日止年度	上海天成
上海家得利超市有限公司(「上海家得利」)*	二零零四年十二月三十一日止年度	上海中洲
	二零零六年十二月三十一日止兩個年度	上海天成
新上海國際商城發展有限公司(「新上海國際商城」)	二零零五年十二月三十一日止兩個年度	上海中洲
	二零零六年十二月三十一日止年度	上海天成
上海城開住宅安置有限公司(「城開住宅安置」)	二零零五年十二月三十一日止兩個年度	上海中洲
	二零零六年十二月三十一日止年度	上海天成

企業名稱	財務期間	審計師名稱
上海城開對外貿易有限公司(「城開對外貿易」)	二零零四年十二月三十一日止年度	上海中洲
	二零零六年十二月三十一日止兩個年度	上海天成
上海城開產權經紀有限公司(「城開產權經紀」)	二零零五年十二月三十一日止兩個年度	上海中洲
	二零零六年十二月三十一日止年度	上海天成
上海申大物業有限公司(「申大物業」)	二零零五年十二月三十一日止兩個年度	上海中洲
	二零零六年十二月三十一日止年度	上海天成
上海萬源房地產開發有限公司(「萬源房地產」)	二零零六年十二月三十一日止三個年度	上海定民會計師事務所有限公司
湖南城開德普置業有限公司(「湖南德普」)	二零零四年三月九日至二零零四年十二月三十一日期間	長沙樂為有限責任會計師事務所
	二零零五年十二月三十一日止年度	湖南大信有限責任會計師事務所(「湖南大信」)
	二零零六年十二月三十一日止年度	上海天成
上海森鑫投資有限公司(「上海森鑫」)	二零零六年十二月三十一日止年度	上海天成
昆山城開房地產開發有限公司(「昆山城開」)	二零零五年十二月三十一日止年度	上海中洲
	二零零六年十二月三十一日止年度	上海天成

企業名稱	財務期間	審計師名稱
上海寰宇城市投資發展有限公司(「上海寰宇」)	二零零六年十二月三十一日止年度	上海天成
上海城開集團合肥置業有限公司(「合肥城開」)	二零零六年三月一日至二零零六年十二月三十一日期間	上海天成
長沙城普置業有限公司(「長沙城普」)	二零零五年十二月三十一日止年度	湖南大信
	二零零六年十二月三十一日止年度	上海天成

*　為管理層提供資訊而編製之綜合財務報表

除上文外，城開集團餘下企業概無編製經審核法定財務報表，乃因在中國對此等公司並無法定要求。

為編製本報告，城開管理層以符合香港會計師公會(「香港會計師公會」)頒佈之香港財務報告準則的主要會計政策(刊載於下文A部附註4)編製了截至二零零六年十二月三十一日止三個年度之城開集團綜合管理帳目，該等帳目乃根據中國經審核帳目及經作出城開管理層認為必須的調整後之管理帳目所編製(「基礎香港公認會計準則管理帳目」)。吾等已就上述管理帳目，按照香港會計師公會頒佈的香港審計準則進行獨立審計，並審閱中國經審核帳目及進行審計程序(如需要)，及城開管理層於編製基礎香港公認會計準則管理帳目而作出之相關調整。

此外，為編製本報告，城開管理層亦已根據符合下文A部附註4所載由香港會計師公會頒布之香港財務報告準則之主要會計政策編製城開集團截至二零零七年七月三十一日止七個月之綜合管理帳目(「二零零七年香港公認會計準則管理帳目」)。吾等已根據香港會計師公會頒佈之香港審計準則就二零零七年香港公認會計準則管理帳目進行獨立審計程序。

吾等乃根據香港會計師公會推薦之核數指引第3.340號「招股章程及申報會計師」進行審閱城開集團之基礎香港公認會計準則管理帳目及二零零七年香港公認會計準則管理帳目(統稱「基礎管理帳目」)。

財務資料乃根據基礎管理帳目而編製。概無吾等認為就編製相關期間財務資料所需對基礎管理帳目作出之調整。

基礎管理帳目由城開董事負責。貴公司董事須對載於本通函之內容負責。吾等之責任為根據基礎管理帳目編製本報告所載之財務資料，就財務資料作出獨立意見並向閣下呈報吾等之意見。

吾等認為就本報告而言，財務資料連同其附註真實且公允地反映城開集團及城開於二零零四年、二零零五年、二零零六年各年之十二月三十一日及二零零七年七月三十一日之財務狀況以及城開集團於截至二零零六年十二月三十一日止三個年度各年及截至二零零七年七月三十一日止七個月之綜合業績及現金流。

城開集團截至二零零六年七月三十一日止七個月的比較綜合收益表、綜合現金流量表及綜合股本權益變動表連同附註乃摘錄自城開集團同期的未經審核綜合財務資料(「二零零六年七月三十一日財務資料」)，由城開董事僅為本報告而編製。吾等已按照香港會計師公會頒佈的核數準則第700號「審閱中期財務報告約定」審閱二零零六年七月三十一日財務資料。吾等審閱工作主要包括向管理層提出查詢及對二零零六年七月三十一日財務資料進行分析性程序，並按分析結果評估除另有披露外，所採用的會計政策及列報形式是否一致及貫徹應用。審閱工作並不包括控制測試及資產、負債及交易的驗證等審核程序。由於審閱工作的範圍遠較審核的範圍小，故只提供較審核工作為低的確定程度。因此，吾等不會對二零零六年七月三十一日財務資料發表審核意見。吾等並不察覺須對二零零六年七月三十一日財務資料作出任何重大的修訂。

A. 財務資料

綜合收益表

	附註	截至十二月三十一日止年度 二零零四年 人民幣千元	二零零五年 人民幣千元	二零零六年 人民幣千元	截至七月三十一日止七個月 二零零六年 人民幣千元 (未經審核)	二零零七年 人民幣千元
營業額	7及8	2,707,752	2,045,828	4,185,095	3,344,044	1,222,214
銷售成本		(2,110,633)	(1,648,331)	(3,063,614)	(2,308,600)	(1,051,710)
毛利		597,119	397,497	1,121,481	1,035,444	170,504
其他收入	9	173,013	227,415	258,209	126,231	182,852
分銷及銷售費用		(276,733)	(391,366)	(343,251)	(198,765)	(214,905)
行政費用		(99,652)	(127,392)	(180,169)	(103,098)	(118,510)
貿易及其他應收款項之減值損失		(17,501)	–	(6,424)	(6,412)	–
其他費用		(19,745)	(16,077)	(24,308)	(6,383)	(14,317)
財務費用	10	(20,880)	(27,074)	(52,658)	(19,850)	(26,383)
出售附屬公司權益之溢利	34	34,700	–	7,555	7,555	2,447
出售聯營公司權益之溢利(虧損)		-	–	3,966	3,700	(418)
出售附屬公司部份權益之虧損		(393)	(2,784)	–	–	–
分佔聯營公司溢利		10,648	3,635	5,537	2,556	4,900
除税前溢利(虧損)		380,576	63,854	789,938	840,978	(13,830)
税項	11	(154,928)	(18,585)	(422,790)	(433,124)	36,595
年度/期間溢利	12	225,648	45,269	367,148	407,854	22,765
歸屬於						
– 母公司股東		223,179	39,040	299,048	338,094	27,051
– 少數股東		2,469	6,229	68,100	69,760	(4,286)
		225,648	45,269	367,148	407,854	22,765
股息	15	12,328	115,079	115,675	50,000	–

綜合資產負債表

		於十二月三十一日			於七月三十一日
		二零零四年	二零零五年	二零零六年	二零零七年
	附註	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
非流動資產					
投資物業	*16*	263,810	270,100	297,700	339,890
物業、廠房及設備	*17*	285,501	279,791	299,370	297,431
已付土地租金－非流動部份	*18*	4,643	4,508	4,373	4,294
於聯營公司權益	*20*	194,283	457,647	126,889	81,480
可供出售之投資	*21*	–	6,108	4,073	46,382
證券投資	*21*	9,646	–	–	–
應收貸款－一年後到期	*22*	–	–	10,000	–
採購物業、廠房及設備之已付訂金	*23*	–	8,460	–	–
受限制之銀行存款	*24*	62,496	62,954	63,414	63,645
遞延稅項資產	*25*	35,649	49,356	32,963	49,694
		856,028	1,138,924	838,782	882,816
流動資產					
存貨	*26*	4,366,830	4,673,491	5,522,627	5,670,788
貿易及其他應收款項	*27*	520,096	356,089	397,002	436,951
已付土地租金－流動部份	*18*	135	135	135	135
持有作交易之投資	*28*	–	847	7,261	38,424
其他投資	*28*	9,326	–	–	–
應收貸款－一年內到期	*22*	–	–	64,400	31,860
應收附屬公司少數股東款項	*42(b)*	100,742	295,305	428,548	1,000,726
應收聯營公司款項	*42(b)*	19,058	18,896	15,300	15,300
可收回稅項		1,595	197	–	32,141
銀行結存及現金	*24*	293,913	1,420,977	919,284	3,164,042
		5,311,695	6,765,937	7,354,557	10,390,367

	附註	於十二月三十一日 二零零四年 人民幣千元	二零零五年 人民幣千元	二零零六年 人民幣千元	於七月三十一日 二零零七年 人民幣千元
流動負債					
貿易及其他應付款項	29	2,895,666	3,343,340	2,188,320	3,119,717
應付徐滙國資委款項	42(b)	–	–	234,600	251,600
應付附屬公司少數股東款項	42(b)	445,981	450,695	202,248	199,221
應付聯營公司款項	42(b)	88,253	96,247	100,054	50,703
財務擔保合約	30	–	3,165	1,844	2,886
應付稅項		389,903	305,878	642,681	450,128
銀行貸款——一年內到期	31	1,313,000	807,000	1,845,000	1,930,000
有關人士貸款	42(b)	36,000	–	130,000	137,500
		5,168,803	5,006,325	5,344,747	6,141,755
流動資產淨值		142,892	1,759,612	2,009,810	4,248,612
資產總值減流動負債		998,920	2,898,536	2,848,592	5,131,428
非流動負債					
銀行貸款——一年後到期	31	50,000	1,470,000	687,500	880,000
有關人士貸款	42(b)	–	500,000	500,000	500,000
遞延稅項負債	25	281,860	284,613	270,094	231,090
		331,860	2,254,613	1,457,594	1,611,090
		667,060	643,923	1,390,998	3,520,338
股本及儲備					
股本	32	180,800	180,800	180,800	301,330
儲備		303,998	272,746	577,663	2,622,663
母公司股東應佔股東權益		484,798	453,546	758,463	2,923,993
少數股東權益		182,262	190,377	632,535	596,345
總權益		667,060	643,923	1,390,998	3,520,338

資產負債表

	附註	於十二月三十一日 二零零四年 人民幣千元	二零零五年 人民幣千元	二零零六年 人民幣千元	於七月三十一日 二零零七年 人民幣千元
非流動資產					
投資物業	16	263,810	270,100	297,700	339,890
物業、廠房及設備	17	84,371	81,599	74,879	73,625
於附屬公司權益	19	1,120,296	1,099,757	2,102,253	2,185,990
於聯營公司權益	20	159,739	424,929	89,739	51,083
可供出售之投資	21	–	5,458	3,173	45,582
證券投資	21	8,996	–	–	–
遞延税項資產	25	9,111	9,441	11,950	6,090
		1,646,323	1,891,284	2,579,694	2,702,260
流動資產					
存貨	26	1,076,937	967,034	389,810	471,222
貿易及其他應收款項	27	66,476	27,671	37,401	30,682
應收貸款	22	–	–	54,400	10,513
持有作交易之投資	28	–	782	733	2,298
其他投資	28	9,239	–	–	–
應收附屬公司款項	42(b)	780,334	1,167,373	707,746	579,404
應收附屬公司少數股東款項	42(b)	6,120	165,120	94,124	618,213
銀行結存及現金	24	153,651	303,488	281,307	2,235,035
		2,092,757	2,631,468	1,565,521	3,947,367
流動負債					
貿易及其他應付款項	29	1,949,468	2,276,463	1,125,452	951,333
應付附屬公司款項	42(b)	80,844	243,004	220,044	773,833
應付徐滙國資委款項	42(b)	–	–	234,600	251,600
應付聯營公司款項	42(b)	88,253	96,247	100,054	50,703
應付附屬公司少數股東款項	42(b)	–	29,600	29,600	29,847
財務擔保合約	30	–	3,165	1,844	2,886
應付税項		317,924	284,082	346,251	320,239
銀行貸款－一年內到期	31	668,000	423,000	545,000	630,000
有關人士貸款	42(b)	36,000	–	130,000	137,500
		3,140,489	3,355,561	2,732,845	3,147,941

	附註	於十二月三十一日 二零零四年 人民幣千元	二零零五年 人民幣千元	二零零六年 人民幣千元	於七月三十一日 二零零七年 人民幣千元
流動(負債)資產淨值		(1,047,732)	(724,093)	(1,167,324)	799,426
資產總值減流動負債		598,591	1,167,191	1,412,370	3,501,686
非流動負債					
銀行貸款－一年後到期	*31*	50,000	130,000	107,500	170,000
有關人士貸款	*42(b)*	–	500,000	500,000	500,000
遞延税項負債	*25*	67,204	69,957	77,074	67,092
		117,204	699,957	684,574	737,092
		481,387	467,234	727,796	2,764,594
股本及儲備					
股本	*32*	180,800	180,800	180,800	301,330
儲備	*33*	300,587	286,434	546,996	2,463,264
		481,387	467,234	727,796	2,764,594

綜合權益變動表

	歸屬於母公司股東之權益							
	股本	股本儲備	物業重估儲備	法定儲備	保留溢利	總額	少數股東權益	總權益
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
於二零零四年一月一日	180,800	(223,904)	17,947	75,359	558,605	608,807	172,327	781,134
於轉至投資物業時租賃物業之公允值變動	–	–	117,539	–	–	117,539	–	117,539
重估產生之遞延税項負債	–	–	(38,785)	–	–	(38,785)	–	(38,785)
投資物業價值重估盈餘	–	–	42,680	–	–	42,680	–	42,680
重估產生之遞延税項負債	–	–	(14,085)	–	–	(14,085)	–	(14,085)
直接於權益確認之淨收入	–	–	107,349	–	–	107,349	–	107,349
年度溢利	–	–	–	–	223,179	223,179	2,469	225,648
年度確認的收入及費用總額	–	–	107,349	–	223,179	330,528	2,469	332,997
向徐滙國資委作出之分派	–	(442,209)	–	–	–	(442,209)	–	(442,209)
儲備調撥	–	–	–	16,080	(16,080)	–	–	–
出售附屬公司部分權益	–	–	–	–	–	–	2,281	2,281
少數股東之注資款	–	–	–	–	–	–	26,080	26,080
出售附屬公司*(附註34)*	–	–	–	–	–	–	(14,700)	(14,700)
已付少數股東股息	–	–	–	–	–	–	(6,195)	(6,195)
已付股息*(附註15)*	–	–	–	–	(12,328)	(12,328)	–	(12,328)
於二零零四年十二月三十一日	180,800	(666,113)	125,296	91,439	753,376	484,798	182,262	667,060
會計政策變動之影響	–	(323)	(46,542)	–	46,542	(323)	–	(323)
於二零零五年一月一日	180,800	(666,436)	78,754	91,439	799,918	484,475	182,262	666,737
年度溢利及確認之收入及費用	–	–	–	–	39,040	39,040	6,229	45,269
被認作於轉入聯營公司權益時徐滙國資委之注資款	–	244,280	–	–	–	244,280	–	244,280
向徐滙國資委作出之分派	–	(199,170)	–	–	–	(199,170)	–	(199,170)
儲備調撥	–	–	–	37,988	(37,988)	–	–	–
少數股東之注資款	–	–	–	–	–	–	50	50
出售附屬公司*(附註34)*	–	–	–	–	–	–	(1,490)	(1,490)

	歸屬於母公司股東之權益							
	股本	股本儲備	物業重估儲備	法定儲備	保留溢利	總額	少數股東權益	總權益
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
出售附屬公司部分權益	–	–	–	–	–	–	7,498	7,498
已付少數股東股息	–	–	–	–	–	–	(4,172)	(4,172)
已付股息*(附註15)*	–	–	–	–	(115,079)	(115,079)	–	(115,079)
於二零零五年十二月三十一日	180,800	(621,326)	78,754	129,427	685,891	453,546	190,377	643,923
於轉至投資物業時租賃物業之公允值變動	–	–	6,003	–	–	6,003	–	6,003
重估產生之遞延稅項負債	–	–	(1,981)	–	–	(1,981)	–	(1,981)
直接於權益確認之淨收入	–	–	4,022	–	–	4,022	–	4,022
年度溢利	–	–	–	–	299,048	299,048	68,100	367,148
年度確認的收入及費用總額	–	–	4,022	–	299,048	303,070	68,100	371,170
被認作於轉入資產／負債時徐滙國資委之注資款*(附註35)*	–	243,768	–	–	–	243,768	–	243,768
向徐滙國資委作出之分派	–	(126,246)	–	–	–	(126,246)	–	(126,246)
儲備調撥	–	–	–	18,224	(18,224)	–	–	–
增購附屬公司權益	–	–	–	–	–	–	(46,631)	(46,631)
收購資產／負債*(附註35)*	–	–	–	–	–	–	336,523	336,523
少數股東之注資款	–	–	–	–	–	–	88,406	88,406
已付少數股東股息	–	–	–	–	–	–	(4,240)	(4,240)
已付股息*(附註15)*	–	–	–	–	(115,675)	(115,675)	–	(115,675)
於二零零六年十二月三十一日	180,800	(503,804)	82,776	147,651	851,040	758,463	632,535	1,390,998
期間溢利(虧損)及確認的收入及費用總額	–	–	–	–	27,051	27,051	(4,286)	22,765
稅率變動之影響	–	–	9,884	–	–	9,884	–	9,884
出售附屬公司*(附註34)*	–	–	–	–	–	–	(27,654)	(27,654)
已付少數股東股息	–	–	–	–	–	–	(4,250)	(4,250)
股本注資	120,530	2,010,131	–	–	–	2,130,661	–	2,130,661
向徐滙國資委作出之分派	–	(2,066)	–	–	–	(2,066)	–	(2,066)
於二零零七年七月三十一日	301,330	1,504,261	92,660	147,651	878,091	2,923,993	596,345	3,520,338

	歸屬於母公司股東之權益							
			物業				少數	
	股本	股本儲備	重估儲備	法定儲備	保留溢利	總額	股東權益	總權益
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
未經審核								
於二零零六年一月一日	180,800	(621,326)	78,754	129,427	685,891	453,546	190,377	643,923
租賃物業之公允值變動	-	-	6,003	-	-	6,003	-	6,003
重估產生之遞延稅項負債	-	-	(1,981)	-	-	(1,981)	-	(1,981)
直接於權益確認之淨收入	-	-	4,022	-	-	4,022	-	4,022
期間溢利	-	-	-	-	338,094	338,094	69,760	407,854
期間確認的收入及費用總額	-	-	4,022	-	338,094	342,116	69,760	411,876
被認作於轉入資產／負債時								
徐滙國資委之注資款*(附註35)*	-	243,768	-	-	-	243,768	-	243,768
向徐滙國資委作出之分派	-	(126,246)	-	-	-	(126,246)	-	(126,246)
收購資產／負債*(附註35)*	-	-	-	-	-	-	336,523	336,523
少數股東之注資款	-	-	-	-	-	-	20,000	20,000
已付少數股東股息	-	-	-	-	-	-	(4,240)	(4,240)
已付股息*(附註15)*	-	-	-	-	(50,000)	(50,000)	-	(50,000)
於二零零六年七月三十一日	180,800	(503,804)	82,776	129,427	973,985	863,184	612,420	1,475,604

根據中國有關法例及規例所訂明，城開及其於中國成立之附屬公司須存有若干不可分派之法定基金。此等儲備基金乃參照中國公認會計原則編製之法定財務報表自各中國公司除稅後溢利撥款。各中國公司之董事會每年決定有關金額及分配基準。

股本儲備指被認作徐滙國資委之注資款及向徐滙國資委作出之分派。

綜合現金流量表

	截至十二月三十一日止年度			截至七月三十一日止七個月	
	二零零四年	二零零五年	二零零六年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元* *(未經審核)*	*人民幣千元*
經營業務					
除稅前溢利(虧損)	380,576	63,854	789,938	840,978	(13,830)
調整事項：					
貿易及其他應收款項之減值損失	17,501	-	6,424	6,412	-
物業、廠房及設備折舊	53,727	58,110	57,246	31,239	36,111
股息收入	(1,496)	(1,440)	(4,936)	(4,420)	(12,448)
財務費用	20,880	27,074	52,658	19,850	26,383
其他投資／持有作交易之投資公允值(增加)減少淨額	(12,020)	(2,469)	(6,016)	1,300	(7,002)
出售證券投資／可供出售之投資之虧損(溢利)	2,100	(1,440)	(1,094)	-	(3,551)
出售聯營公司權益之(溢利)虧損	-	-	(3,966)	(3,700)	418
出售附屬公司權益之溢利	(34,700)	-	(7,555)	(7,555)	(2,447)
增加投資物業公允值	-	(6,290)	(14,900)	(6,100)	(42,190)
利息收入	(7,393)	(8,205)	(14,361)	(10,820)	(5,878)
財務擔保合約攤銷	-	(2,219)	(5,735)	(4,704)	(8,754)
出售物業、廠房及設備虧損(溢利)	4,429	(13,452)	5,776	4,268	24
出售附屬公司部分權益之虧損	393	2,784	-	-	-
已付土地租金攤銷	135	135	135	79	79
分佔聯營公司溢利	(10,648)	(3,635)	(5,537)	(2,556)	(4,900)

	截至十二月三十一日止年度			截至七月三十一日止七個月	
	二零零四年	二零零五年	二零零六年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元* *(未經審核)*	*人民幣千元*
未計營運資本變動之經營業務現金流量	413,484	112,807	848,077	864,271	(37,985)
(增加)減少存貨	(274,823)	(229,099)	509,451	914,461	(360,539)
減少(增加)其他投資/持有作交易之投資	10,587	10,948	(398)	(47,874)	(24,161)
減少(增加)貿易及其他應收款項	11,775	160,787	(45,028)	(240,392)	(66,245)
增加(減少)貿易及其他應付款項	6,126	400,095	(1,340,945)	(1,176,204)	954,231
經營業務產生(耗用)之現金	167,149	455,538	(28,843)	314,262	465,301
已付中國所得稅	(71,491)	(64,561)	(75,699)	(54,925)	(68,301)
經營業務之現金流入(流出)淨值	95,658	390,977	(104,542)	259,337	397,000

	附註	截至十二月三十一日止年度 二零零四年 人民幣千元	二零零五年 人民幣千元	二零零六年 人民幣千元	截至七月三十一日止七個月 二零零六年 人民幣千元 (未經審核)	二零零七年 人民幣千元
投資業務						
購買物業、廠房及設備		(59,408)	(60,103)	(78,803)	(47,205)	(37,249)
借款予附屬公司少數股東		(58,652)	(194,563)	(133,243)	(41,898)	(572,178)
收購聯營公司		(53,890)	(20,909)	–	–	–
(借款予)還款自聯營公司		(3,349)	162	3,596	(9,404)	–
購買證券投資/可供出售之投資		(2,675)	(2,499)	(250)	(50)	–
增加受限制之銀行存款		(455)	(458)	(460)	(229)	(231)
出售附屬公司(扣除所得現金及等同現金項目淨值)	34	39,245	1,704	2,276	2,276	(2,033)
已收聯營公司之股息		11,120	5,460	1,470	–	4,900
已收利息		7,393	8,205	14,361	10,820	5,878
出售證券投資/可供出售之投資所得款項		3,342	7,477	3,379	2,000	5,167
出售附屬公司部份權益所得款項		1,888	4,714	–	–	–
已收投資之股息		1,496	1,440	4,936	4,420	12,448
出售物業、廠房及設備所得款項		369	21,155	270	239	1,446
增加採購物業、廠房及設備之已付訂金		–	(8,460)	–	–	–
增加應收貸款		–	–	(74,400)	(52,567)	(1,860)
收購額外附屬公司權益		–	–	(46,631)	–	–
購併附屬公司(扣除所得現金及等同現金項目淨值)	35	–	–	(2,145)	(2,145)	–
出售聯營公司權益所得款項		–	–	74,111	33,699	44,991
償還應收貸款		–	–	–	–	44,400
投資業務之現金流出淨值		(113,576)	(236,675)	(231,533)	(100,044)	(494,321)

	截至十二月三十一日止年度			截至七月三十一日止七個月	
	二零零四年	二零零五年	二零零六年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元* *(未經審核)*	*人民幣千元*
融資業務					
償還銀行貸款	(1,053,680)	(1,380,500)	(1,900,000)	(626,000)	(2,458,000)
向徐滙國資委作出之(分派)注資款	(442,209)	(194,109)	(121,832)	(121,890)	7,730
已付利息	(70,521)	(104,636)	(179,358)	(84,237)	(91,684)
已付股息	(12,328)	(115,079)	(115,675)	(50,000)	-
已付少數股東之股息	(6,195)	(4,172)	(4,240)	(4,240)	(4,250)
(還款予)借款自聯營公司	(2,889)	7,994	3,807	3,806	(49,351)
新增銀行貸款	1,321,200	2,294,500	2,105,500	897,500	2,785,500
借款自(還款予)附屬公司少數股東	109,402	4,714	(406,826)	(398,680)	(3,027)
有關人士貸款	36,000	464,000	130,000	-	7,500
少數股東之注資款	26,080	50	88,406	20,000	-
借款自徐滙國資委	-	-	234,600	-	17,000
股本注資所得款項	-	-	-	-	2,130,661
融資業務之現金(流出)流入淨值	(95,140)	972,762	(165,618)	(363,741)	2,342,079
現金及等同現金項目之(減少)增加淨值	(113,058)	1,127,064	(501,693)	(204,448)	2,244,758
年/期初現金及等同現金項目	406,971	293,913	1,420,977	1,420,977	919,284
年/期末現金及等同現金項目，即銀行結存及現金	293,913	1,420,977	919,284	1,216,529	3,164,042

財務資料附註

1. 一般資料

城開為一家於一九九六年四月三十日在中國成立之國有企業。

城開集團於中國從事其主要經營業務，因此，城開集團之綜合財務報表乃以人民幣呈列，人民幣亦為城開之功能貨幣。

城開之主要業務為投資控股及物業發展，其附屬公司之主要業務為物業發展業務及超級市場業務。

2. 香港財務報告準則之採納／會計政策之變更

由二零零五年一月一日或其後開始之會計期間生效之香港財務報告準則

於二零零五年，城開集團及城開已首次應用香港會計師公會頒布之多項新訂香港財務報告準則、香港會計準則及詮釋(以下統稱「新訂香港財務報告準則」)，該等準則由二零零五年一月一日或其後開始之會計期間生效。應用新訂香港財務報告準則導致綜合收益表、綜合資產負債表及綜合權益變動表之呈列方式有變，特別是少數股東權益及分佔聯營公司稅項之呈列方式，該等呈列方式之改變已追溯應用。採納新訂香港財務報告準則導致城開集團及城開之會計政策於以下領域有所變動，影響編製及呈列本年度或過往會計年度業績：

(i) 金融工具

香港會計準則第32號「金融工具：披露及呈列」規定須追溯應用；香港會計準則第39號「金融工具：確認及計量」則於二零零五年一月一日或其後開始之年度期間生效，一般不允許追溯性確認、終止確認或計量金融資產與負債。應用香港會計準則第32號對城開集團及城開之金融工具如何影響二零零五年及過往會計期間之呈列方式並無重大影響。因實施香港會計準則第39號而對城開集團產生之主要影響概述如下：

金融資產與金融負債之分類及計量

城開集團及城開已應用香港會計準則第39號之有關過渡性條文為香港會計準則第39號範圍內之金融資產與金融負債作分類及計量。

以往根據香港會計師公會頒佈之會計實務準則第24號「證券投資」之金融資產

於二零零四年十二月三十一日或以前，城開集團及城開根據會計實務準則第24號之基準處理方法將其股本證券之投資分類及計量。根據會計實務準則第24號，股本證券之投資分類為「證券投資」或「其他投資」。「證券投資」乃按成本扣除減值虧損列帳，而「其他投資」則按公允值計量，其未實現溢利或虧損計入損益。自二零零五年一月一日開始，城開集團及城開根據香港會計準則第39號將其股本

證券分類及計量。根據香港會計準則第39號，金融資產分類為「於損益帳按公允值處理的金融資產」、「可供出售之金融資產」、「貸款及應收款項」或「持有至到期日之金融資產」。資產之分類乃取決於其收購目的。「於損益帳按公允值處理的金融資產」及「可供出售之金融資產」乃按公允值列帳，公允值之變動分別於損益帳及權益中確認。於首次確認後，「貸款及應收款項」及「持有至到期日之金融資產」採納實際利息法按攤銷成本計量。

於二零零五年一月一日，城開集團及城開根據香港會計準則第39號之過渡條文將其股本證券分類及計量。城開集團約有人民幣9.6百萬元及城開約有人民幣9.0百萬元之證券投資被分類為可供出售之投資，而公允值未能可靠地計量及於其後結算日按成本值減減值虧損列值。此外，城開集團約有人民幣9.3百萬元及城開約有人民幣有9.2百萬元之其他投資於二零零五年一月一日被分類為持有作交易之投資。

股本證券以外之金融資產及金融負債

自二零零五年一月一日開始，城開集團及城開已就債務證券及股本證券以外的金融資產及金融負債(以往不屬於會計實務準則第24號之範圍)按照香港會計準則第39號的規定進行分類及計量。如前所述，香港會計準則第39號將金融資產分類為「於損益帳按公允值處理的金融資產」、「可供出售之金融資產」、「貸款及應收款項」或「持有至到期日之金融資產」。金融負債基本上分類為「於損益帳按公允值處理的金融負債」或「其他金融負債」。「於損益帳按公允值處理的金融負債」乃按公允值計量，公允值之變動在損益帳直接確認。於首次確認後，「其他金融負債」以實際利息法按攤銷成本計量。採納香港會計準則第39號對城開集團及城開之保留溢利無重大影響。

(ii) 業主自用的土地租賃權益

在以前年度，業主自用租賃土地及樓宇歸入物業、廠房及設備，以資產負債表日的原值扣除折舊及攤銷及任何累計之減值損失列帳。於二零零五年，城開集團應用香港會計準則第17號「租賃」。根據香港會計準則第17號，租賃土地及樓宇之土地及樓宇應視乎租賃類別獨立入帳，除非有關租賃付款額未能可靠地分配為土地或樓宇部份，在此情況下則一概視為融資租賃。若能就租賃付款額可靠地分配為土地或樓宇部份，於土地的租賃權益應重新分類為已付土地租金，以成本入帳並按租賃期作直線攤銷。此會計政策之變動已追溯應用。

(iii) 投資物業

在以前年度，城開集團及城開在過往準則下之投資物業以公開市值計量，重估盈餘或虧絀撥入投資物業重估儲備，除非儲備結餘不足以彌補重估值所產生之減值，則重估減值高出投資物業重估儲備結餘之數額自收益表扣除。若減值已於早前自收益表扣除而其後之重估出現升值，則升值按之前的減幅記入收益表。

於二零零五年，城開集團及城開已首次應用香港會計準則第40號「投資物業」。城開集團及城開選擇將旗下投資物業以公允值模式入帳，此模式規定將投資物業公允值變動所產生的溢利或虧損直接確認於有關損益產生的年度內。城開集團及城開亦已應用香港會計準則第40號之相關過渡條文，並選擇自二零零五年一月一日開始應用香港會計準則第40號。於二零零五年一月一日之投資物業重估儲備數額已分別撥入城開集團及城開之保留溢利內，其對城開集團及城開財務狀況之影響見附註3。

與投資物業有關之遞延稅項

在以前年度，過往詮釋規定重估投資物業所產生之遞延稅項影響乃按透過出售而收回有關物業之帳面值而產生之稅務影響之基準作出評估。於二零零五年，城開集團及城開已採納香港(詮釋常務委員會)詮釋第21號「所得稅－收回經重估之不可折舊資產」，不再假設投資物業帳面值可透過出售而收回。因此，投資物業之遞延稅項影響現按城開集團及城開預期於每個資產負債表日有關物業可收回之數額之基準進行評估。由於香港(詮釋常務委員會)詮釋第21號並無任何具體過渡條文，此項會計政策變動已追溯應用。

由二零零五年十二月一日或二零零六年一月一日或其後開始之會計期間生效之香港財務報告準則

於二零零六年，城開集團及城開已首次採用多項由香港會計師公會頒佈之新訂香港財務報告準則，該等準則於二零零五年十二月一日或二零零六年一月一日或其後開始之會計期間生效。採用新訂香港財務報告準則導致城開集團及城開之會計政策在下列方面出現變動，並對本會計期間或過往會計期間的業績及財務狀況的編製及呈列方式造成影響：

財務擔保合約

於二零零六年，城開集團及城開已應用香港會計準則第39號及香港財務報告準則第4號(修訂本)「財務擔保合約」。該準則自二零零六年一月一日或其後開始之年度期間生效。

根據香港會計準則第39號，財務擔保合約定義為「一合約其發行人須支付指定款項予以合約之持有人，以補償因一指定債務人未能依據一項債務工具原先或經修訂之條款支付到期款項而所導致之損失」。

於二零零六年一月一日前，財務擔保合約並非依據香港財務報告準則第4號「保險合約」計入，而是披露為或然負債。財務擔保之撥備僅於在資源很可能須流出以履行財務擔保承擔，且該金額於可具體地計量之情況下，才予以確認。

於應用該等修訂時，城開集團及城開所發行且非定為於收益表按公允值反映之財務擔保合約，初步以其公允值減可直接歸屬於發行財務擔保合約之交易成本予以確認。於初步確認後，城開集團及城開以下列較高者計量財務擔保合約：(i)根據香港會

計準則第37號「撥備、或然負債及或然資產」釐定之金額；及(ii)初步確認之金額減(如適用)根據香港會計準則第18號「收益」而確認之累計攤銷。此修訂已於二零零五年一月一日財務年度起在城開集團生效之香港會計準則第39號作出追溯採納。此項會計政策變動對城開集團及城開財務狀況之影響見附註3。

由二零零七年一月一日或其後開始之會計期間生效之香港財務報告準則

於二零零七年，城開集團及城開已首次採用多項由香港會計師公會頒佈之新訂香港財務報告準則，該等準則對城開集團及城開於二零零七年一月一日或其後開始之會計年度生效。

採用新訂香港財務報告準則對城開集團及城開在本會計期間或過往會計期間的業績或財務狀況的編製及呈列方式並無重大影響。因此毋須作出前期調整。

城開集團及城開並無提前採納以下已頒佈但尚未生效之準則或詮釋。城開董事預期，採納該等準則或詮釋將不會對城開集團及城開在本會計期間或過往會計期間之業績或財務狀況造成重大影響。因此毋須作出前期調整。

香港會計準則第23號(修訂)	借貸成本[1]
香港財務報告準則第8號	經營分類[1]
香港(國際財務報告詮釋委員會)詮釋第11號	香港財務報告準則第2號－集團及庫務股份交易[2]
香港(國際財務報告詮釋委員會)詮釋第12號	服務經營權安排[3]
香港(國際財務報告詮釋委員會)詮釋第13號	客戶忠誠計劃[4]
香港(國際財務報告詮釋委員會)詮釋第14號	香港會計準則第19號－界定利益資產之限制、最低資金需要及其相互關係[3]

1　於二零零九年一月一日或其後開始之年度期間生效
2　於二零零七年三月一日或其後開始之年度期間生效
3　於二零零八年一月一日或其後開始之年度期間生效
4　於二零零八年七月一日或其後開始之年度期間生效

3. 採納香港會計準則第39號及香港會計準則第40號之影響概要

就城開集團採用香港會計準則第39號及香港會計準則第40號之過渡條文，於附註2所述之會計政策變更，並已由二零零五年一月一日開始之年度實施，其影響如下：

	城開集團				
	於二零零四年十二月三十一日 *人民幣千元*	香港會計準則第39號之影響 *人民幣千元*	香港會計準則第40號之影響 *人民幣千元*	香港會計準則第39號及香港財務報告準則第4號（修訂）之影響 *人民幣千元*	於二零零五年一月一日 *人民幣千元*
可供出售之投資	–	9,646	–	–	9,646
證券投資	9,646	(9,646)	–	–	–
持有作交易之投資	–	9,326	–	–	9,326
其他投資	9,326	(9,326)	–	–	–
財務擔保合約	–	–	–	(323)	(323)
其他資產及負債	648,088	–	–	–	648,088
資產及負債之影響總額	667,060	–	–	(323)	666,737
物業重估儲備	125,296	–	(46,542)	–	78,754
保留溢利	753,376	–	46,542	–	799,918
股本儲備	(666,113)	–	–	(323)	(666,436)
股本及其他儲備	454,501	–	–	–	454,501
權益之影響總額	667,060	–	–	(323)	666,737

			城開		
	於二零零四年十二月三十一日	香港會計準則第39號之影響	香港會計準則第40號之影響	香港會計準則第39號及香港財務報告準則第4號(修訂)之影響	於二零零五年一月一日
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
可供出售之投資	–	8,996	–	–	8,996
證券投資	8,996	(8,996)	–	–	–
持有作交易之投資	–	9,239	–	–	9,239
其他投資	9,239	(9,239)	–	–	–
財務擔保合約	–	–	–	(323)	(323)
其他資產及負債	463,152	–	–	–	463,152
資產及負債之影響總額	481,387	–	–	(323)	481,064
物業重估儲備	125,296	–	(46,542)	–	78,754
保留溢利	774,830	–	46,542	–	821,372
股本儲備	(663,352)	–	–	(323)	(663,675)
股本及其他儲備	244,613	–	–	–	244,613
權益之影響總額	481,387	–	–	(323)	481,064

4. 主要會計政策概要

誠如下列會計政策所述，除對某些物業及財務工具以公允值列示外，本財務資料乃按歷史成本為編製基準。

財務資料乃根據香港會計師公會所頒布之香港財務報告準則編製。此外，財務資料載有香港聯合交易所有限公司證券上市規則之適用披露事項。

綜合帳目基準

財務資料包括城開及其附屬公司之財務報表。倘城開有權控制該實體之財務及經營政策，以從其活動中獲取利益則視為擁有控制權。

於本年度期間購入或出售之附屬公司，其業績會分別由購入有效日期起或截至出售有效日期止(視乎情況而定)列入綜合收益表內。

附屬公司之財務報表會於有需要情況下作出調整，致使其會計政策與城開集團其他成員公司所採用者一致。

所有集團內交易、結餘、收入及支出在編製綜合帳目時抵銷。

少數股東應佔合併附屬公司的淨資產與城開集團相應應佔部份分開呈列。少數股東應佔之淨資產包括該等權益於原業務合併日期之數額及少數股東應佔該合併日期以來之權益變動。少數股東應佔虧損超出少數股東於附屬公司應佔權益，超出的部份將在城開集團的權益中抵銷，惟少數股東有具約束力的責任及有能力增加投資補足虧損者除外。

購併附屬公司的附加權益

購併附屬公司的附加權益應以其資產及負債的總帳面值計算。收購成本若超出附加權益的淨資產值，該差額被確認為商譽。

從母公司轉入資產及負債

透過從母公司轉入之資產及負債是按母公司之相關資產及負債帳面值列帳。

超逾帳面值的資產及負債為支付代價（如有）將被認作為母公司之注資款。

於附屬公司權益

於附屬公司權益是按成本值扣除任何減值損失在城開之資產負債表中列帳。

於聯營公司權益

聯營公司指投資者對其擁有重大影響力的實體，且不屬於附屬公司或於合營公司的權益。

聯營公司的業績、資產及負債按權益法計入財務資料內。按照權益法，於聯營公司的投資在綜合資產負債表中以成本並根據城開集團在收購後分佔聯營公司淨資產值的變動作出調整，再扣減任何確認的減值損失後列報。當城開集團的分佔聯營公司虧損等於或超過其分佔聯營公司權益時，城開集團將停止確認額外應佔虧損。只有城開集團有法律或實質性責任或為聯營公司支付款項時才確認額外應佔虧損或負債。

當城開集團系內企業與聯營公司進行交易，損益將按照城開集團在相關聯營公司所佔份額予以抵銷。

收入確認

收入按已收或應收代價之公允值計量，即一般業務過程中已提供貨物及服務扣除折扣及銷售相關稅項後之應收款項。

發展作出售物業收入於簽訂具約束力之銷售協議或有關政府部門發出相關之入伙紙及竣工證，以及滿足具約束力之銷售協議條款時確認。買方於發展項目完成前所付之款項列入出售物業所收之客户按金，並呈列為流動負債。

收取供應商之收入，包括推廣及店舖陳列收入及商品庫存及付運收入於根據相關之合約條款及提供服務後確認。

貨品銷售乃在貨品付運及擁有權轉移後確認。

服務收入及代理費收入於提供服務後確認。

租金收入，包括預先開出發票以經營租約出租的物業之租金，按有關租賃期以直線基準確認。

財務資產之利息收入乃以時間為基準按未償還本金及適用實際利率預提，而實際利率為把財務資產在預期年限內預期未來可收取現金收入折算的現值相等於該資產帳面淨值之比率。

股息收入於股東有權收取時確認。

投資物業

於二零零五年一月一日前，投資物業以根據於結算日之獨立專業估值之公開市值列值。重估投資物業產生之盈餘或虧絀於物業重估儲備計入或扣除，除非儲備結餘不足以彌補虧絀，則虧絀超出物業重估儲備結餘之數額自收益表扣除。若虧絀已於早前自收益表扣除而其後出現重估盈餘，則此盈餘按之前扣除的虧絀計入收益表。於出售投資物業時，該物業應佔之物業重估儲備之結餘計入損益表。

在採納上文附註2所述之香港會計準則第40號，於初始確認時，投資物業按成本計算，包括任何直接應佔支出。於初步確認後，投資物業採用公允值模式計量。投資物業之公允值變動所產生之溢利或虧損，包括於發生當期的損益中。

投資物業於出售後或投資物業永久不再使用或預期出售之物業不會產生未來經濟利益時不再確認。因不再確認資產而產生之任何溢利或虧損(按該資產之出售所得款項淨額及帳面值之差額計算)於該項目不再確認之年度計入損益表。

物業、廠房及設備

物業、廠房及設備(在建工程除外)按成本值扣除其後累計折舊及累計減值損失列帳。

除在建工程外，折舊乃按物業、廠房及設備項目之估計可用年限及估計之殘值以直線法攤銷其成本。

在建之物業、廠房及設備乃按原值扣除任何確認減值損失列帳。此等資產於其可作使用時開始計算折舊(即指該資產已在管理層預期可作運作的位置及情況確認下使用)。

當物業轉作投資物業時，其公允值與帳面值之差異計算在物業重估儲備。當資產被出售或棄置時，有關之重估儲備會直接計入累計損益。

物業、廠房及設備項目於出售時或當繼續使用該資產預期不會產生任何日後經濟利益時不再確認。因不再確認資產而產生之任何損益（按該項目之出售所得款項淨額及帳面值之差額計算）於不再確認該項目之年度計入損益表。

已付土地租金

已付土地租金（因購買租賃土地權益支付的首批費用）按成本入帳，並以直線方法攤銷其成本金額。

租賃

凡租賃之條款規定擁有權所帶之一切風險及報酬實質上轉移至承租人者，該租賃即歸類為融資租賃。其他租賃全部列作經營租賃。

城開集團作為出租人

經營租賃之租金收入乃按相關租賃年期以直線法於損益表確認。

城開集團作為承租人

經營租賃之應付租金乃按相關租賃年期以直線法於損益表扣除。因訂立經營租賃而已取得的或應取得的獎勵，乃以直線法按租賃年期確認作減少租金支出。

外幣

於編製各個別集團實體之財務報表時，以該實體功能貨幣以外之貨幣（外幣）進行之交易均按交易日期之適用滙率換算為功能貨幣（如該實體經營所在主要經濟地區之貨幣）記帳。於各結算日，以外幣為定值之貨幣項目均按結算日之適用滙率重新換算。

於結算及換算貨幣項目時產生之滙兌差額均於彼等產生期間內於損益帳中確認。

借貸成本

為購買、建造或生產合資格的資產，其直接應計之借貸成本均資本化作為此等資產成本值之一部份。當此等資產大體上已完成可作其預計用途或出售時，即停止將該等借貸成本資本化。特定借款在等待用於合資格資產時作臨時投資所賺取的投資收入，會從合資格資本化的借款費用中扣除。

其他借貸成本均於其產生期間確認為費用。

退休福利計劃供款

國家退休福利計劃的供款在員工已提供有權獲得供款的服務時記入費用。

税項

税項支出是年內應課税額及遞延税項的總和。

應課税額乃按年內之應課税溢利計算。應課税溢利有別於綜合收益表內呈報之溢利，由於計算應課税溢利並不包括一些於其他年度才需課税或才獲寬減之收入或支出，亦不包括一些毋須課税或不獲寬減之項目。城開集團之即期税項負債乃按結算日已頒布或實質上已頒佈之税率計算。

遞延税項乃當綜合財務報表中資產及負債的帳面金額與計算應課税溢利的對應税項基準出現差異時被確認，以資產負債表負債法計量。遞延税項負債一般確認所有應課税項目之暫時差異，而遞延税項資產只確認可於日後用作扣減應課税溢利而獲寬減税項之暫時差異。如因商譽或於交易中首次確認(商業合併除外)為其他資產或負債而出現暫時差異，但並未對應課税溢利或會計溢利造成影響，該資產或負債將不會被確認。

遞延税項資產之帳面金額應於每一年度結算日再作檢討，其減少之幅度為應課税溢利並未足夠轉回之全部或部份資產。

遞延税項乃按預期清還負債或變現資產年度之税率計算。遞延税項將計入或於收益表內扣除，但若該項目是直接計入或扣除權益的，則該遞延税項亦應直接在權益內處理。

存貨

持有作轉售之物業及持有作轉售之發展中物業

持有作轉售之物業及持有作轉售之發展中物業按成本或可變現淨值(兩者取其較低者)入帳。成本值包括土地成本及其他相關成本。

其他－製成品

存貨按成本或可變現淨值(兩者取其較低者)入帳，並以加權平均法計算。

金融工具

於二零零五年一月一日前，證券投資及其他投資按貿易日基準確及初步按成本值計量。證券投資(乃持作可資識別策略性用途之證券)按成本值於其後申報日期計量，且由任何減值虧損(而非暫時)減少。其他投資按公允值計量，而未變現收益及虧損乃計入該期間之溢利或虧損淨額。

在採納上文附註2所述之香港會計準則第39號，財務資產及財務負債乃當某集團實體成為工具合同條文之訂約方時在資產負債表上確認。財務資產及財務負債按公允值初步確認。收購或發行財務資產及資產負債直接應佔之交易成本(於損益表按公允值列

帳之財務資產及財務負債除外)乃於初步確認時加入財務資產或財務負債之公允值或自財務資產或財務負債之公允值內扣除(如合適)。收購於損益表按公允值列帳之財務資產或財務負債之直接交易成本即時於損益帳內確認。

財務資產

城開集團及城開之財務資產歸入下列類別，包括持有作交易之投資、貸款及應收款項、持有至到期日之投資及可供出售之財務資產。所有定期購買或出售之財務資產乃按交易日基準確認及取消確認。定期購買或出售之財務資產乃指市場上按規則或慣例設定之時間框架內付運的資產。所採納之與各類財務資產有關之會計政策乃載於下文。

持有作交易之投資

初始入帳後於每個結算日，持有作交易之投資以公允值計量，而公允值之變動則於相關期間直接計入損益帳。

貸款及應收款項

貸款及應收款項乃沒有於現行市場報價之固定或可釐定付款之非衍生金融資產。於初步確認後各結算日，貸款及應收款項(包括貿易及其他應收款項、應收貸款、應收附屬公司少數股東／聯營公司／附屬公司款項、受限制之銀行存款及銀行結存)均按採用實際利率法計算之已攤銷成本減任何已識別減值虧損入帳。減值虧損乃當可實質證明資產減值時於損益中確認，並按該資產之帳面值與按原先實際利率折讓之估計未來現金流量之現值間的差額計量。當資產之可收回數額增加乃確實與於確認減值後所引致之事件有關時，則減值虧損會於隨後會計期間予以回撥，惟該資產於減值被回撥之日之帳面值不得超過未確認減值時之已攤銷成本。

可供出售之財務資產

可供出售之財務資產乃非衍生性亦不能分類為按公允價值計入損益之財務資產、貸款及應收款項或持至到期投資。城開集團分類持有非交易用途之非上市權益工具為可供出售之財務資產。在被確認後各結算日，可供出售之財務資產均以公允價值計算，公允價值之變更於權益確認，直至出售或決定攤分財務資產，早前確認於權益之累積損益將由權益轉回並確認於損益表。可供出售財務資產之減值損失亦會確認於損益表。減值損失不會於期後回撥。

對於沒有市場價格資料及沒有可靠公允價格數據的可供出售之財務資產，該資產將於每個結算日按成本減去減值損失列帳。當有客觀證據顯示資產已減值

時，減值損失會於損益帳中確認。減值減失是按資產的帳面值與用市場利率折讓未來預收的現金流量之差別。該減值損失不會於期後回撥。

財務負債及股權

集團實體發行之財務負債及股權投資工具乃根據合同安排之性質與財務負債及股權工具之定義分類。

股權工具乃證明城開集團於扣減所有負債後之資產中擁有剩餘權益之任何合同。城開集團就財務負債及股權工具所採納之會計政策乃載於下文。

財務負債

財務負債（包括貿易及其他應付款項、應付徐滙國資委、應付附屬公司少數股東／聯營公司／附屬公司款項、有關人士貸款及銀行貸款）乃隨後採用實際利率法按已攤銷成本計量。

股權工具

城開發行的股權工具以收到的價款扣除直接發行成本後的金額計算。

財務擔保合約

財務擔保合約指發行人須按合約償還特定款項予持保人，以補償持保人因特定債務人無法償還根據原來或經修改之債務條款於到期日之欠款。城開集團發行之財務擔保合約，如沒有指定按公平值列入損益帳，則初始時按公平值減除直接相關交易費用入帳。初始入帳後，城開集團計量財務擔保合約是以(i)根據香港會計準則第三十七條「準備、或然負債和或然資產」決定之金額；及(ii)初始入帳之金額減（如適用）根據香港會計準則第十八條「收益」確認之累積攤銷，兩者中較高為準。

終止確認

若從資產收取現金流之權利已到期，或財務資產已轉讓及城開集團已將其於財務資產擁有權之絕大部份風險及回報轉移，則財務資產將被取消確認。於取消確認財務資產時，資產帳面值與已收代價及已直接於股本權益確認之累計損益之總和之差額，將於損益中確認。

就財務負債而言，則於有關合約之特定責任獲解除、取消或到期時在資產負債表中移除。取消確認之財務負債帳面值與已收或應收代價之差額乃於損益中確認。

減值

城開集團會於各個結算日審閱其資產之帳面值，判斷是否有任何跡象顯示該等資產蒙受任何減值損失。如該資產的可收回值較其帳面值為低，該資產之帳面值會調減為可收回金額。減值損失會即時確認為支出。

倘減值損失其後撥回，則資產帳面值須增加至其經修訂之估計可收回金額，惟該增加之帳面值不得超過往年度未作減值前之帳面值。減值損失撥回會即時確認為收入。

5. 估計不確定性之主要來源

城開集團及城開對未來作出估算和假設。下列討論了該些估算和假設存在著會導致下個財政年度資產和負債的帳面值出現大幅調整之重大風險：

發展中物業及持有作轉售物業之準備

在顯示資產帳面值超過其可收回金額之情況下出現或轉變時，管理層定期參考現行市場環境檢討城開集團及城開之發展中物業及持有作轉售物業之可收回性。倘可收回金額低於其帳面值，則對發展中物業及持有作轉售物業作出適用之準備。於二零零四年十二月三十一日、二零零五年十二月三十一日、二零零六年十二月三十一日及二零零七年七月三十一日，城開集團之發展中物業及持作轉售物業之帳面值分別為人民幣4,109,881,000元、人民幣4,376,981,000元、人民幣5,223,601,000元及人民幣5,365,457,000元。於二零零四年十二月三十一日、二零零五年十二月三十一日、二零零六年十二月三十一日及二零零七年七月三十一日，城開之發展中物業及持作轉售物業之帳面值分別為人民幣1,076,937,000元、人民幣967,034,000元、人民幣389,810,000元及人民幣471,222,000元。

於相關期間，並未為發展中物業及持有作轉售物業作出準備。

貿易及其他應收款項／應收貸款／應收附屬公司少數股東、聯營公司及附屬公司款項之估計減值

管理層定期檢討應收款項之可收回性及帳期。當有客觀證據顯示資產經已減值時，會於損益中確認按照估計不可收回數額而作出之適當準備。於二零零四年十二月三十一日、二零零五年十二月三十一日、二零零六年十二月三十一日及二零零七年七月三十一日，城開集團之貿易及其他應收款／應收貸款／應收附屬公司及聯營公司少數股東款項之帳面值分別為人民幣639,896,000元、人民幣670,290,000元、人民幣915,250,000元及人民幣1,484,837,000元。於二零零四年十二月三十一日、二零零五年十二月三十一日、二零零六年十二月三十一日及二零零七年七月三十一日，城開之貿易及其他應收款／應收貸款／應收附屬公司及聯營公司少數股東款項之帳面值分別為人民幣852,930,000元、人民幣1,360,164,000元、人民幣893,671,000元及人民幣1,238,812,000元。

於釐定是否需要為貿易及其他應收款項／應收貸款／應收附屬公司少數股東及聯營公司款項作出減值時，城開集團會考慮收回之可能性。特定準備僅為不可能收回之應收款項而撥備，並按原本實際利率法折算預期收取之估計未來現金流量及其帳面值之差額確認。

於二零零四年十二月三十一日年度及二零零六年十二月三十一日年度，城開集團確認減值虧損分別為人民幣17,501,000元及人民幣6,424,000元。

6. 金融工具

(a) 財務風險管理目標及政策

城開集團之主要金融工具包括股本投資、銀行貸款、貿易及其他應收款項、應收貸款、貿易及其他應付款項、應收／付附屬公司少數股東／聯營公司／附屬公司款項、應付徐滙國資委款項、有關人士貸款、受限制之銀行存款及銀行結存。城開之主要金融工具包括股本投資、銀行貸款、貿易及其他應收款、應收貸款、貿易及其他應付款、應收／付附屬公司少數股東／聯營公司／附屬公司款項、應付徐滙國資委款項、有關人士貸款及銀行結餘。該等金融工具詳情於各附註披露。下文載列與該等金融工具有關之風險及如何降低該等風險之政策。管理層管理及監控該等風險，以確保及時和有效地採取適當之措施。

(i) 主要會計政策

主要會計政策及採用之方法(包括對於各類財務資產、財務負債及股權工具確認準則、計量準則及確認收入及費用準則)詳情之披露見附註4。

(ii) 資本風險管理

城開集團及城開管理其資本，以確保組成城開集團之各實體將可持續經營，且透過優化債項及股本結餘向股東提供最大回報。

城開集團之資本架構由債項組成，乃包括附註31所披露之銀行貸款及現金及等同現金項目及城開股東應佔權益，由綜合權益變動表所披露之繳足資本、儲備及累計溢利組成。

城開集團管理層定期審閱資本架構，乃經計及與資本有關之成本及風險。城開集團將透過支付股息平衡其整體資本架構、增加繳足資本以及發行新債項。城開集團之整體策略於相關期間仍然不變。

(iii) 金融工具之類別

	城開集團			城開		
	於十二月三十一日		於七月三十一日	於十二月三十一日		於七月三十一日
	二零零五年	二零零六年	二零零七年	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
財務資產						
貸款及應收款項（包括現金及等同現金項目）	2,122,104	1,850,566	4,694,941	1,642,612	1,174,978	3,473,847
作交易用途的金融資產	847	7,261	38,424	782	733	2,298
可供出售之財務資產	6,108	4,073	46,382	5,458	3,173	45,582
財務負債						
已攤銷成本	4,868,785	5,139,051	5,363,743	2,474,146	2,740,117	3,258,895
財務擔保合約	3,165	1,844	2,886	3,165	1,844	2,886

(iv) 市場風險管理

城開集團之市場風險主要來自利率風險及認為其他市場風險對城開集團並沒有大影響。

利率風險管理

城開集團及城開承受之公允價值利率風險主要來自其固定利率銀行貸款、應收貸款及銀行存款。城開集團及城開之銀行存款及結存同樣因銀行結存面對市場利率波動而承受現金流量利率風險。

城開集團及城開目前並無對沖利率風險政策。然而，管理層將會監察利率風險及在需要時，考慮對沖重大利率風險。

因利率風險主要來自固定利率金融工具，故此並未有敏感分析列示。

(v) 信貸風險管理

於二零零七年七月三十一日，城開集團及城開就訂約方或債務人未能履行其責任及城開集團及城開提供的財務擔保並將導致城開集團及城開蒙受財務損失之最高信貸風險下列各項產生：

- 資產負債表內所載各已確認金融資產之帳面值；及

- 附註40或然負債所披露之金額。

為盡量減低信貸風險，城開集團及城開管理層負責釐定信貸限額、信貸批核及其他監察程式，以確保有採取跟進行動收回逾期債務。此外，城開集團及城開

於各結算日檢閱各個別貿易債務之可收回金額，以確保就不可收回款項作出足夠之減值虧損。就此而言，城開董事認為城開集團及城開之信貸風險已大幅減低。

至於為控制城開集團及城開其他債務的信貸風險，由於對方之信譽良好，故此城開集團及城開之信貸風險有限。城開集團及城開預計不會因不可收回款項而導致重大虧損。

受限制之銀行存款及銀行結存之信貸風險有限，因為對應方為信譽良好之銀行。

城開集團概無重大信貸集中風險，因風險已分散於大量對應方上，惟於二零零四年十二月三十一日、二零零五年十二月三十一日、二零零六年十二月三十一日及二零零七年七月三十一日應收附屬公司少數股東權益分別為人民幣100,742,000元、人民幣295,305,000元、人民幣428,548,000元及人民幣1,000,726,000元，而於二零零四年十二月三十一日、二零零五年十二月三十一日、二零零六年十二月三十一日及二零零七年七月三十一日預付附屬公司前股東款項達人民幣270,630,000元除外。

此外，城開亦概無重大信貸集中風險，因風險已分散於大量對應方上，惟於二零零四年十二月三十一日、二零零五年十二月三十一日、二零零六年十二月三十一日及二零零七年七月三十一日應收附屬公司少數股東權益分別為人民幣6,120,000元、人民幣165,120,000元、人民幣94,124,000元及人民幣618,213,000元，而於二零零四年十二月三十一日、二零零五年十二月三十一日、二零零六年十二月三十一日及二零零七年七月三十一日應收附屬公司款項分別為人民幣780,334,000元、人民幣1,167,373,000元、人民幣707,746,000元及人民幣579,404,000元除外。

城開集團及城開定期審閱此等金額之可收回款項，並於發出可識別虧損時就呆帳作出撥備。

至於為控制財務擔保合約予附屬公司少數股東及聯營公司的信貸風險，管理層會定期審閱其財務表現及重新評估是否繼續提供該些擔保，故此城開集團及城開之信貸風險大大降低。

(vi) 流動資金風險管理

城開集團及城開會維持足夠儲備及銀行信貸額度來管理流動資金風險。

城開管理層持續監察城開集團之流動資金情況。下表詳列城開集團之無衍生

金融負債之合約到期情況。下表載列根據城開集團預計最早要求付款日按未經折讓之金融負債現金流量。下表包括利息及本金流量。

	城開集團						
	0-60天	61-180天	181-365天	1-2年	超過2年	總額	帳面值
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
於二零零五年十二月三十一日							
無息	361,502	26,778	816,684	886,821	–	2,091,785	2,091,785
定息工具	51,620	333,952	563,604	1,346,725	722,878	3,018,779	2,777,000
	413,122	360,730	1,380,288	2,233,546	722,878	5,110,564	4,868,785
於二零零六年十二月三十一日							
無息	339,907	84,597	1,184,243	367,804	–	1,976,551	1,976,551
定息工具	162,331	415,921	1,560,677	859,767	391,628	3,390,324	3,162,500
	502,238	500,518	2,744,920	1,227,571	391,628	5,366,875	5,139,051
於二零零七年七月三十一日							
無息	559,298	600,165	469,169	287,611	–	1,916,243	1,916,243
定息工具	189,438	327,551	1,721,161	723,717	735,347	3,697,214	3,447,500
	748,736	927,716	2,190,330	1,011,328	735,347	5,613,457	5,363,743

	城開						
	0-60天	61-180天	181-365天	1-2年	超過2年	總額	帳面值
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
於二零零五年十二月三十一日							
無息	53,734	142	286,798	1,080,472	–	1,421,146	1,421,146
定息工具	51,620	232,019	183,053	159,462	516,740	1,142,894	1,053,000
	105,354	232,161	469,851	1,239,934	516,740	2,564,040	2,474,146
於二零零六年十二月三十一日							
無息	9,829	-	905,010	542,778	–	1,457,617	1,457,617
定息工具	111,913	310,136	306,668	630,391	–	1,359,108	1,282,500
	121,742	310,136	1,211,678	1,173,169	–	2,816,725	2,740,117
於二零零七年七月三十一日							
無息	46,882	597,958	150,645	1,025,910	–	1,821,395	1,821,395
定息工具	169,038	207,640	455,010	674,604	–	1,506,292	1,437,500
	215,920	805,598	605,655	1,700,514	–	3,327,687	3,258,895

(b) 公允值

金融資產及金融負債之公允值計算如下：

- 具備標準條款及條件並於活躍流通量市場買賣之金融資產及金融負債公允值乃參考市場叫買價計算；
- 財務擔保合約之公允值乃根據該等公司不同信貸評級之違約風險計算；及
- 其他金融資產及金融負債公允值乃根據公認訂價模式，並按折現現金流量分析或採用目前可觀察之市場交易價格計算。

城開董事認為，合併財務報表所載按攤銷成本列帳的金融資產及金融負債帳面值與其相應公允值相若。

7. 營業額

營業額指從第三者已收或應收之淨額總數，概述如下：

	截至十二月三十一日止年度			截至七月三十一日止七個月	
	二零零四年	二零零五年	二零零六年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元* *(未經審核)*	*人民幣千元*
物業發展業務	1,150,358	480,794	2,216,607	2,185,207	37,238
超級市場收入	1,455,503	1,501,586	1,935,597	1,128,435	1,184,474
其他	101,891	63,448	32,891	30,402	502
	2,707,752	2,045,828	4,185,095	3,344,044	1,222,214

8. 業務及地區分部

業務分部

為了管理目的，城開集團之經營業務劃分為兩個業務分部，包括物業發展業務及超級市場業務。城開集團是以這兩個業務為基礎報告其主要分部信息。

截至二零零四年十二月三十一日止年度

	物業發展 *人民幣千元*	超級市場 *人民幣千元*	其他 *人民幣千元*	總計 *人民幣千元*
營業額				
對外銷售	1,150,358	1,455,503	101,891	2,707,752
業績				
分部業績	286,922	49,326	252	336,500
未分配公司收入				20,001
財務費用				(20,880)
出售附屬公司權益之溢利	34,700	–	–	34,700
出售附屬公司部分權益之虧損	(393)	–	–	(393)
分佔聯營公司溢利	13,198	(2,550)	–	10,648
除稅前溢利				380,576
稅項				(154,928)
年度溢利				225,648

	物業發展 *人民幣千元*	超級市場 *人民幣千元*	其他 *人民幣千元*	總計 *人民幣千元*
資產				
分部資產	4,947,958	433,524	59,533	5,441,015
於聯營公司權益	194,283	–	–	194,283
應收聯營公司款項				19,058
未分攤總部資產				513,367
總資產				6,167,723
負債				
分部負債	2,520,021	359,639	16,006	2,895,666
應付聯營公司款項				88,253
未分攤總部負債				2,516,744
總負債				5,500,663
其他資料				
貿易及其他應收款項之減值損失	17,501	–	–	17,501
資本性支出	4,725	53,539	1,144	59,408
物業、廠房及設備折舊	11,552	41,788	387	53,727
出售物業、廠房及設備虧損	131	4,211	87	4,429
已付土地租金攤銷	–	–	135	135

截至二零零五年十二月三十一日止年度

	物業發展 *人民幣千元*	超級市場 *人民幣千元*	其他 *人民幣千元*	總計 *人民幣千元*
營業額				
對外銷售	480,794	1,501,586	63,448	2,045,828
業績				
分部業績	35,880	42,903	(4,479)	74,304
未分配公司收入				15,773
財務費用				(27,074)
出售附屬公司部分權益之虧損	(2,784)	–	–	(2,784)
分佔聯營公司溢利	3,635	–	–	3,635
除稅前溢利				63,854
稅項				(18,585)
年度溢利				45,269

	物業發展 *人民幣千元*	超級市場 *人民幣千元*	其他 *人民幣千元*	總計 *人民幣千元*
資產				
分部資產	5,074,430	477,682	40,462	5,592,574
於聯營公司權益	457,647	–	–	457,647
應收聯營公司款項				18,896
未分攤總部資產				1,835,744
總資產				7,904,861
負債				
分部負債	2,930,171	400,102	13,067	3,343,340
應付聯營公司款項				96,247
未分攤總部負債				3,821,351
總負債				7,260,938
其他資料				
資本性支出	3,641	55,832	630	60,103
物業、廠房及設備折舊	11,811	45,686	613	58,110
已付土地租金攤銷	–	–	135	135

截至二零零六年十二月三十一日止年度

	物業發展 人民幣千元	超級市場 人民幣千元	其他 人民幣千元	總計 人民幣千元
營業額				
對外銷售	2,216,607	1,935,597	32,891	4,185,095
業績				
分部業績	799,194	6,622	(6,417)	799,399
未分配公司收入				26,139
財務費用				(52,658)
出售附屬公司權益之溢利	6,462	1,093	–	7,555
出售聯營公司權益之溢利	3,966	–	–	3,966
分佔聯營公司溢利	4,022	1,515	–	5,537
除稅前溢利				789,938
稅項				(422,790)
年度溢利				367,148

	物業發展 人民幣千元	超級市場 人民幣千元	其他 人民幣千元	總計 人民幣千元
資產				
分部資產	6,005,613	500,427	15,167	6,521,207
於聯營公司權益	125,374	1,515	–	126,889
應收聯營公司款項				15,300
未分攤總部資產				1,529,943
總資產				8,193,339
負債				
分部負債	1,729,876	451,931	6,513	2,188,320
應付聯營公司款項				100,054
未分攤總部負債				4,513,967
總負債				6,802,341
其他資料				
貿易及其他應收款項之減值損失	6,424	–	–	6,424
資本性支出	18,770	68,493	–	87,263
物業、廠房及設備折舊	14,313	42,675	258	57,246
出售物業、廠房及設備虧損(溢利)	299	5,490	(13)	5,776
已付土地租金攤銷	–	–	135	135

截至二零零七年七月三十一日止七個月

	物業發展 *人民幣千元*	超級市場 *人民幣千元*	其他 *人民幣千元*	總計 *人民幣千元*
營業額				
對外銷售	37,238	1,184,474	502	1,222,214
業績				
分部業績	(35,277)	7,879	(1,636)	(29,034)
未分配公司收入				34,658
財務費用				(26,383)
出售附屬公司權益之溢利	2,447	–	–	2,447
出售聯營公司權益之虧損	(418)	–	–	(418)
分佔聯營公司溢利	3,280	1,620	–	4,900
除稅前虧損				(13,830)
稅項				36,595
期間溢利				22,765

	物業發展 *人民幣千元*	超級市場 *人民幣千元*	其他 *人民幣千元*	總計 *人民幣千元*
資產				
分部資產	6,255,536	457,756	36,197	6,749,489
於聯營公司權益	78,345	3,135	–	81,480
應收聯營公司款項				15,300
未分攤總部資產				4,426,914
總資產				11,273,183
負債				
分部負債	2,528,706	585,491	5,520	3,119,717
應付聯營公司款項				50,703
未分攤總部負債				4,582,425
總負債				7,752,845
其他資料				
資本性支出	3,587	33,662	–	37,249
物業、廠房及設備折舊	6,121	29,869	121	36,111
出售物業、廠房及設備虧損	24	–	–	24
已付土地租金攤銷	–	–	79	79

截至二零零六年七月三十一日止七個月(未經審核)

	物業發展 *人民幣千元*	超級市場 *人民幣千元*	其他 *人民幣千元*	總計 *人民幣千元*
營業額				
對外銷售	2,185,207	1,128,435	30,402	3,344,044
業績				
分部業績	828,379	10,536	(5,867)	833,048
未分配公司收入				13,969
財務費用				(19,850)
出售附屬公司權益之溢利	6,462	1,093	–	7,555
出售聯營公司權益之溢利	3,700	–	–	3,700
分佔聯營公司溢利	1,751	805	–	2,556
除税前溢利				840,978
税項				(433,124)
期間溢利				407,854

	物業發展 *人民幣千元*	超級市場 *人民幣千元*	其他 *人民幣千元*	總計 *人民幣千元*
其他資料				
貿易及其他應收款項之減值損失	6,412	–	–	6,412
資本性支出	7,710	47,854	–	55,564
物業、廠房及設備折舊	7,440	23,649	150	31,239
出售物業、廠房及設備虧損	–	4,268	–	4,268
已付土地租金攤銷	–	–	79	79

地區分部

於相關期間內，城開集團之所有經營業務及資產乃位於中國。因此，概無呈列地區分部。

9. 其他收入

	截至十二月三十一日止年度			截至七月三十一日止七個月	
	二零零四年	二零零五年	二零零六年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元* *(未經審核)*	*人民幣千元*
收取供應商之收入					
一推廣及店舖陳列收入	90,449	105,540	146,762	63,876	62,378
一商品庫存及付運收入	43,585	70,677	46,112	27,069	11,848
賠償收入	992	4,453	1,664	463	4,608
投資股息收入	1,496	1,440	4,936	4,420	12,448
其他投資／持有作交易之投資之公允值增加淨額	12,020	2,469	6,016	28	7,002
出售可供出售之投資之溢利	–	1,440	1,094	–	3,551
出售物業、廠房及設備溢利	–	13,452	–	–	–
投資物業之公允價值增加	–	6,290	14,900	6,100	42,190
財務擔保合約攤銷	–	2,219	5,735	4,704	8,754
銀行利息收入	3,908	4,757	8,349	6,262	3,803
其他利息收入	3,485	3,448	6,012	4,558	2,075
收取聯營公司之代理費收入	6,334	–	–	–	–
租金收入	1,032	1,357	7,368	4,336	11,752
出售廢料	2,125	2,305	1,937	1,206	829
其他	7,587	7,568	7,324	3,209	11,614
	173,013	227,415	258,209	126,231	182,852

10. 財務費用

	截至十二月三十一日止年度			截至七月三十一日止七個月	
	二零零四年	二零零五年	二零零六年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元* *(未經審核)*	*人民幣千元*
利息：					
有關人士貸款	702	6,719	32,594	12,871	18,919
須於五年內全數清還之銀行貸款	69,819	97,917	146,764	71,366	72,765
減：於持有作出售之發展中物業中資本化金額	(49,641)	(77,562)	(126,700)	(64,387)	(65,301)
	20,880	27,074	52,658	19,850	26,383

11. 稅項

	截至十二月三十一日止年度			截至七月三十一日止七個月	
	二零零四年	二零零五年	二零零六年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元* *(未經審核)*	*人民幣千元*
稅項支銷(抵免)包括：					
中國企業所得稅	113,058	24,245	246,596	257,360	5,271
往年(多提)少提撥備	(2,051)	4,807	(1,006)	(47)	(1,730)
土地增值稅	47,605	487	167,534	163,028	7,600
遞延稅項*(附註25)*	(3,684)	(10,954)	9,666	12,783	(47,736)
	154,928	18,585	422,790	433,124	(36,595)

除城開對外貿易及上海森鑫根據上海當地慣例按稅率15%繳交公司所得稅外，中國企業所得稅乃按年度／期間估計應課稅溢利以稅率33%計算，並根據中國有關所得稅的規則及條例而釐定。

截至二零零五年十二月三十一日止年度，上海家得利商品配送管理有限公司(「上海家得利商品配送」)獲得稅務局給予一年稅項豁免。

於二零零七年三月十六日，第十屆全國人民代表大會批准《中國企業所得稅法》(「新稅法」)，國內及海外企業之新中國企業所得稅率統一為25%，由二零零八年一月一日起生效。此變動引起之影響已反映在二零零七年七月三十一日計算的遞延稅項。

相關期間之税項於綜合收益表中之溢利(虧損)調整列示如下：

	截至十二月三十一日止年度			截至七月三十一日止七個月	
	二零零四年	二零零五年	二零零六年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元* *(未經審核)*	*人民幣千元*
除稅前溢利(虧損)	380,576	63,854	789,938	840,978	(13,830)
稅金按法定稅率33%	125,590	21,072	260,679	277,523	(4,564)
分佔聯營公司溢利之稅務影響	(3,514)	(1,200)	(1,827)	(843)	(1,617)
非應稅收入之稅務影響	(14,922)	(10,128)	(1,477)	(2,330)	(5,062)
不可扣稅費用之稅務影響	14,598	15,543	49,267	47,051	7,091
往年(多提)少提撥備	(2,051)	4,807	(1,006)	(47)	(1,730)
未確認稅項虧損之稅務影響	3,950	6,826	4,906	2,541	12,937
給予附屬公司稅項豁免之影響	(618)	(18,661)	–	–	–
土地增值稅	47,605	487	167,534	163,028	7,600
土地增值稅之影響	(15,710)	(161)	(55,286)	(53,799)	(2,508)
稅率變動之稅務影響	–	–	–	–	(48,742)
年度／期間稅項支銷(稅收抵免)	154,928	18,585	422,790	433,124	(36,595)

遞延税項詳情載於附註25。

12. 年度／期間溢利

	截至十二月三十一日止年度			截至七月三十一日止七個月	
	二零零四年	二零零五年	二零零六年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元* *(未經審核)*	*人民幣千元*
年度／期間溢利已扣除(計入)：					
員工成本	117,000	135,616	162,104	98,404	107,276
退休福利計劃供款	4,464	6,841	13,392	8,472	8,439
減：於持有作出售之發展中物業中資本化金額	(2,890)	(4,432)	(5,116)	(2,984)	(6,188)
員工成本總計	118,574	138,025	170,380	103,892	109,527
核數師酬金	782	144	1,192	591	223
物業、廠房及設備折舊	53,727	58,110	57,246	31,239	36,111
出售物業、廠房及設備虧損(溢利)	4,429	(13,452)	5,776	4,268	24
出售證券投資之虧損	2,100	–	–	–	–
持有作交易之投資公允值變動之虧損	–	–	–	1,328	–
已付土地租金攤銷	135	135	135	79	79
分佔聯營公司税項(已包括在分佔聯營公司溢利內)	20,890	701	3,143	1,833	1,616
確認為開支之存貨成本	2,110,633	1,648,331	3,063,614	2,308,600	1,051,710

13. 董事及監事酬金

已付及應付各董事及監事酬金如下：

	董事										監事											
	徐鵬祥	茅國華	倪建達	陳安民	薛勇	陳明鑑	楊彪	蔡育天	趙世政	周軍	劉中生	鮑積鴻	王一民	馮上捷	葉維琪	劉融先	黃國芳	韓星原	賈斌	朱國平	汪正鋼	總計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
截至二零零四年十二月三十一日止年度																						
袍金	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
其他酬金																						
薪金及其他福利	130	157	153	145	118	-	-	-	-	-	-	-	147	-	115	-	-	-	-	-	-	965
退休福利計劃供款	4	4	4	4	4	-	-	-	-	-	-	-	4	-	4	-	-	-	-	-	-	28
與表現有關之獎勵金	166	166	166	149	29	-	-	-	-	-	-	-	149	-	133	-	-	-	-	-	-	958
酬金總計	300	327	323	298	151	-	-	-	-	-	-	-	300	-	252	-	-	-	-	-	-	1,951
截至二零零五年十二月三十一日止年度																						
袍金	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
其他酬金																						
薪金及其他福利	109	167	161	155	131	-	-	-	-	-	-	-	158	-	143	-	-	-	-	-	-	1,024
退休福利計劃供款	4	5	5	5	5	-	-	-	-	-	-	-	5	-	5	-	-	-	-	-	-	34
與表現有關之獎勵金	-	-	-	-	42	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	42
酬金總計	113	172	166	160	178	-	-	-	-	-	-	-	163	-	148	-	-	-	-	-	-	1,100
截至二零零六年十二月三十一日止年度																						
袍金	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
其他酬金																						
薪金及其他福利	-	137	136	125	117	-	-	-	-	-	-	-	125	-	119	-	-	-	-	-	-	759
退休福利計劃供款	-	5	5	5	5	-	-	-	-	-	-	-	5	-	5	-	-	-	-	-	-	30
與表現有關之獎勵金	-	-	225	213	46	-	-	-	-	-	-	-	213	-	202	-	-	-	-	-	-	899
酬金總計	-	142	366	343	168	-	-	-	-	-	-	-	343	-	326	-	-	-	-	-	-	1,688

	董事										監事											
	徐鵬祥	蔣國華	倪建達	陳安民	薛勇	陳明龍	[illegible]	蔣賀天	錢世政	周軍	劉中生	[illegible]	王一民	馬上進	葉維琪	劉勇先	黃麗芳	[illegible]	賈斌	朱鵬平	汪正綱	總計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
截至二零零七年七月三十一日止七個月																						
袍金	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
其他酬金																						
薪金及其他福利	–	81	81	74	68	–	–	–	–	–	–	–	74	–	–	–	–	–	–	–	–	378
退休福利計劃供款	–	3	3	3	3	–	–	–	–	–	–	–	3	–	–	–	–	–	–	–	–	15
酬金總計	–	84	84	77	71	–	–	–	–	–	–	–	77	–	–	–	–	–	–	–	–	393
截至二零零六年七月三十一日止七個月（未經審核）																						
袍金	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
其他酬金																						
薪金及其他福利	–	80	79	73	68	–	–	–	–	–	–	–	73	–	69	–	–	–	–	–	–	442
退休福利計劃供款	–	3	3	3	3	–	–	–	–	–	–	–	3	–	3	–	–	–	–	–	–	18
與表現有關之獎勵金	–	–	132	124	27	–	–	–	–	–	–	–	124	–	118	–	–	–	–	–	–	525
酬金總計	–	83	214	200	98	–	–	–	–	–	–	–	200	–	190	–	–	–	–	–	–	985

於相關期間內，城開集團並無向董事支付任何因加盟城開集團或加盟城開集團後之聘金或支付離職之補償金。此外，於相關期間內，亦無董事放棄收取任何酬金。

14. 僱員酬金

於城開集團五名最高薪酬人士中，董事及其他僱員之人數如下：

	截至十二月三十一日止年度			截至七月三十一日止七個月	
	二零零四年	二零零五年	二零零六年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元* *(未經審核)*	*人民幣千元*
董事及監事	5	3	4	5	4
其他僱員	–	2	1	–	1
	5	5	5	5	5

上述董事及監事酬金載於附註13。餘下最高薪酬人士之酬金如下：

	截至十二月三十一日止年度			截至七月三十一日止七個月	
	二零零四年	二零零五年	二零零六年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元* *(未經審核)*	*人民幣千元*
薪金及其他福利	–	147	125	–	74
退休福利計劃供款	–	6	5	–	3
與表現有關之獎勵金	–	184	213	–	–
	–	337	343	–	77

15. 股息

	截至十二月三十一日止年度			截至七月三十一日止七個月	
	二零零四年	二零零五年	二零零六年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元* *(未經審核)*	*人民幣千元*
股息	12,328	115,079	115,675	50,000	–

鑑於股息率及可享有關股息之股份數目之資料對本報告而言意義不大，因此並無呈列。

16. 投資物業

	城開集團及城開			
	於十二月三十一日			於七月三十一日
	二零零四年	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
公允值				
年／期初	78,030	263,810	270,100	297,700
按公允值由樓宇轉入	143,100	–	12,700	–
在權益中確認的公允值淨增加	42,680	–	–	–
在收益表中確認的公允值淨增加	–	6,290	14,900	42,190
年／期末	263,810	270,100	297,700	339,890

以上所有為賺取租金或為資本增值目的而按經營租賃持有之物業權益，乃採用公允值模型計量，並分類為投資物業。

城開集團及城開之投資物業乃位於中國之中期土地使用權物業。

城開集團及城開之投資物業於各結算日之公允值乃根據與城開集團概無關連之獨立合資格專業估值師戴德梁行有限公司於該日進行之估值。戴德梁行有限公司乃估值師公會之會員，擁有相關的專業資格及有近期於有關地點對類似的物業進行估值的經驗。是次估值仍按照國際估值準則及參考市場上類似的銷售交易進行。

城開集團之投資物業均按經營租賃出租，其賺取之租金載於附註37。

17. 物業、廠房及設備

	樓宇 人民幣千元	傢俬、裝置及設備 人民幣千元	汽車 人民幣千元	租賃物業裝修 人民幣千元	在建工程 人民幣千元	總計 人民幣千元
城開集團						
成本值						
於二零零四年一月一日	149,319	174,511	31,648	136,095	2,797	494,370
添置	–	27,749	5,235	21,117	5,307	59,408
轉至投資物業	(31,397)	–	–	–	–	(31,397)
轉撥	470	1,029	–	2,039	(3,538)	–
出售	–	(13,911)	(1,323)	–	–	(15,234)
出售附屬公司	–	(6,537)	–	–	–	(6,537)
於二零零四年十二月三十一日	118,392	182,841	35,560	159,251	4,566	500,610
添置	–	32,681	3,871	17,143	6,408	60,103
轉撥	–	615	–	5,856	(6,471)	–
出售	(1,028)	(15,097)	(922)	–	–	(17,047)
於二零零五年十二月三十一日	117,364	201,040	38,509	182,250	4,503	543,666
因收購附屬公司而增加	–	861	1,063	3,376	–	5,300
添置	11,260	32,950	9,221	26,283	7,549	87,263
轉至投資物業	(8,914)	–	–	–	–	(8,914)
轉撥	2,840	–	–	1,251	(4,091)	–
出售	–	(15,022)	(3,207)	(396)	–	(18,625)
出售附屬公司	–	(3,192)	–	–	–	(3,192)
於二零零六年十二月三十一日	122,550	216,637	45,586	212,764	7,961	605,498
添置	–	22,360	1,193	10,556	3,140	37,249
轉撥	–	1,787	–	8,629	(10,416)	–
出售	–	(5,474)	(1,885)	(88)	–	(7,447)
出售附屬公司	–	(319)	(1,543)	(898)	–	(2,760)
於二零零七年七月三十一日	122,550	234,991	43,351	230,963	685	632,540
折舊						
於二零零四年一月一日	15,611	59,565	8,067	94,855	–	178,098
年度準備	8,276	25,255	3,754	16,442	–	53,727
轉至投資物業	(5,836)	–	–	–	–	(5,836)
出售時撇除	–	(9,862)	(574)	–	–	(10,436)
出售附屬公司	–	(444)	–	–	–	(444)
於二零零四年十二月三十一日	18,051	74,514	11,247	111,297	–	215,109
年度準備	8,103	25,500	4,723	19,784	–	58,110
出售時撇除	(354)	(8,302)	(688)	–	–	(9,344)
於二零零五年十二月三十一日	25,800	91,712	15,282	131,081	–	263,875
年度準備	8,011	27,297	5,187	16,751	–	57,246
轉至投資物業	(2,217)	–	–	–	–	(2,217)
出售時撇除	–	(10,232)	(2,296)	(51)	–	(12,579)
出售附屬公司時撇除	–	(197)	–	–	–	(197)

	樓宇 人民幣千元	傢俬、裝置及設備 人民幣千元	汽車 人民幣千元	租賃物業裝修 人民幣千元	在建工程 人民幣千元	總計 人民幣千元
於二零零六年十二月三十一日	31,594	108,580	18,173	147,781	–	306,128
期間準備	1,590	16,376	2,562	15,583	–	36,111
出售時撇除	–	(4,512)	(1,425)	(40)	–	(5,977)
出售附屬公司時撇除	–	(78)	(326)	(749)	–	(1,153)
於二零零七年七月三十一日	33,184	120,366	18,984	162,575	–	335,109
帳面值						
於二零零四年十二月三十一日	100,341	108,327	24,313	47,954	4,566	285,501
於二零零五年十二月三十一日	91,564	109,328	23,227	51,169	4,503	279,791
於二零零六年十二月三十一日	90,956	108,057	27,413	64,983	7,961	299,370
於二零零七年七月三十一日	89,366	114,625	24,367	68,388	685	297,431

	樓宇 人民幣千元	傢俬、裝置及設備 人民幣千元	汽車 人民幣千元	總計 人民幣千元
城開				
成本值				
於二零零四年一月一日	116,336	4,507	6,048	126,891
添置	–	263	550	813
轉至投資物業	(31,397)	–	–	(31,397)
出售	–	(515)	(148)	(663)
於二零零四年十二月三十一日	84,939	4,255	6,450	95,644
添置	–	221	294	515
出售	–	(1,299)	(726)	(2,025)
於二零零五年十二月三十一日	84,939	3,177	6,018	94,134
添置	–	328	2,464	2,792
轉至投資物業	(8,914)	–	–	(8,914)
出售	–	–	(511)	(511)
於二零零六年十二月三十一日	76,025	3,505	7,971	87,501
添置	–	512	–	512
出售	–	(257)	–	(257)
於二零零七年七月三十一日	76,025	3,760	7,971	87,756
折舊				
於二零零四年一月一日	8,728	2,534	3,120	14,382
年度準備	2,240	600	504	3,344
轉至投資物業	(5,836)	–	–	(5,836)
出售時撇除	–	(476)	(141)	(617)
於二零零四年十二月三十一日	5,132	2,658	3,483	11,273
年度準備	2,070	526	523	3,119
出售時撇除	–	(1,207)	(650)	(1,857)
於二零零五年十二月三十一日	7,202	1,977	3,356	12,535
年度準備	1,776	482	532	2,790
轉至投資物業	(2,217)	–	–	(2,217)
出售時撇除	–	–	(486)	(486)
於二零零六年十二月三十一日	6,761	2,459	3,402	12,622
期間準備	1,036	269	436	1,741
出售時撇除	–	(232)	–	(232)
於二零零七年七月三十一日	7,797	2,496	3,838	14,131
帳面值				
於二零零四年十二月三十一日	79,807	1,597	2,967	84,371
於二零零五年十二月三十一日	77,737	1,200	2,662	81,599
於二零零六年十二月三十一日	69,264	1,046	4,569	74,879
於二零零七年七月三十一日	68,228	1,264	4,133	73,625

除在建工程外，折舊乃按物業、廠房及設備項目之估計可用年限及估計之殘值以直線法按下列年率攤銷其成本：

樓宇	5%或按其租賃年期計算(兩者取其較短者)
傢俬、裝置及設備	10%－20%
汽車	10%－20%
租賃物業裝修	20%

城開集團及城開之所有樓宇乃位於中國之中期土地使用權物業。

18. 已付土地租金

城開集團之預付土地租金代表位於中國以中期租賃期持有之土地之租賃權益，並就報告而言分析如下：

	城開集團			
	於十二月三十一日			於七月三十一日
	二零零四年	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
非流動資產	4,643	4,508	4,373	4,294
流動資產	135	135	135	135
	4,778	4,643	4,508	4,429

19. 於附屬公司權益

	城開集團			
	於十二月三十一日			於七月三十一日
	二零零四年	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
非上市投資的成本	1,120,296	1,099,757	2,102,253	2,185,990

城開之附屬公司之詳情刊載於附註45。

20. 於聯營公司權益

	城開集團				城開			
	於十二月三十一日			於七月三十一日	於十二月三十一日			於七月三十一日
	二零零四年	二零零五年	二零零六年	二零零七年	二零零四年	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
非上市投資之成本	176,579	441,769	106,579	67,923	159,739	424,929	89,739	51,083
分佔已撇除已收股息之收購後利潤及儲備	17,704	15,878	20,310	13,557	–	–	–	–
	194,283	457,647	126,889	81,480	159,739	424,929	89,739	51,083

在中國成立及經營之聯營公司於各結算日之詳情如下：

		由城開集團持有之權益比例				由城開持有之權益比例				
	已發行及	於十二月三十一日			於七月三十一日	於十二月三十一日			於七月三十一日	
聯營公司名稱	繳足註冊資本 人民幣	二零零四年	二零零五年	二零零六年	二零零七年	二零零四年	二零零五年	二零零六年	二零零七年	主要業務
上海城開派特貴金屬有限公司（「上海派特貴金屬」）	10,000,000	45.9%	45.9%	45.9%	45.9%	–	–	–	–	貴金屬貿易
上海香樹麗舍經濟發展有限公司	5,000,000	49%	49%	49%	49%	–	–	–	–	物業租賃
上海城開房地產經紀有限公司	20,000,000	49%	49%	49%	49%	49%	49%	49%	49%	提供物業代理服務
上海寶宇	830,528,640	–	30%	–	–	–	30%	–	–	物業發展及銷售
上海金達擔保租賃有限公司	200,000,000	20%	20%	–	–	20%	20%	–	–	提供按揭服務
上海興威房地產發展有限公司	46,014,400	45%	45%	45%	45%	45%	45%	45%	45%	物業發展及銷售
徐匯房地產股份有限公司	40,000,000	46%	46%	46%	–	46%	46%	46%	–	物業發展及銷售
上海深城環保設備工程有限公司	2,000,000	35%	35%	35%	35%	–	–	–	–	傢俬及裝置貿易
上海城開綠仕龍房地產經營有限公司	20,000,000	45%	45%	45%	45%	–	–	–	–	提供物業管理服務
河南鄭州天明地產控股有限公司	10,000,000	30%	30%	–	–	30%	30%	–	–	物業發展及銷售

城開集團的聯營公司的財務資料合併滙總如下：

	城開集團			
	於十二月三十一日			於七月三十一日
	二零零四年	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
總資產	664,566	1,678,348	364,988	218,438
總負債	(95,267)	(228,464)	(88,734)	(40,993)
淨資產	569,299	1,449,884	276,254	177,445
城開集團應佔聯營公司淨資產	194,283	457,647	126,889	81,480
營業額	367,279	271,391	303,779	150,244
年度／期間溢利	9,758	10,248	12,380	10,764
城開集團年度／期間分佔聯營公司溢利	10,648	3,635	5,537	4,900

21. 可供出售之投資／證券投資

	城開集團				城開			
	於十二月三十一日			於七月三十一日	於十二月三十一日			於七月三十一日
	二零零四年	二零零五年	二零零六年	二零零七年	二零零四年	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
非上市股本證券（按成本扣除減值準備）								
可供出售之投資	–	6,108	4,073	46,382	–	5,458	3,173	45,582
證券投資	9,646	–	–	–	8,996	–	–	–

於二零零五年一月一日採用香港會計準則第39號後，原按成本扣除減值準備列帳之證券投資已被重新分類為可供出售之投資。

於各結算日，鑒於評估合理公允值之差異幅度極大，城開董事認為未能就此準確計量以上非上市股本證券之公允值。故此，該些投資於各結算日以減值後成本計算。

於二零零七年七月三十一日之可供出售投資包括上海九久廣場之19.9%股權人民幣43,925,000元。詳情載於附註34。

截至二零零五年十二月三十一日及二零零六年十二月三十一日止年度，以及截至二零零七年七月三十一日及二零零六年七月三十一日止七個月，出售可供出售之投資的帳面值分別為人民幣6,037,000元、人民幣2,285,000元、人民幣1,616,000元及人民幣2,000,000元。出售溢利分別為人民幣1,440,000元、人民幣1,094,000元、人民幣3,551,000元及無。

22. 應收貸款

	城開集團				城開			
	於十二月三十一日			於七月三十一日	於十二月三十一日			於七月三十一日
	二零零四年	二零零五年	二零零六年	二零零七年	二零零四年	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
固定利率應收貸款	–	–	74,400	31,860	–	–	54,400	10,513
應收貸款的還款期如下：								
一年內	–	–	64,400	31,860	–	–	54,400	10,513
多於一年而少於兩年	–	–	10,000	–	–	–	–	–
	–	–	74,400	31,860	–	–	54,400	10,513
減：列為流動資產的一年內到期款項	–	–	(64,400)	(31,860)	–	–	(54,400)	(10,513)
一年後到期款項	–	–	10,000	–	–	–	–	–

此等貸款乃沒有抵押之貸款予第三者，並以年利率8.8%至11.54%計算利息。

23. 採購物業、廠房及設備之已付訂金

此乃城開集團就新商舖而購買物業、廠房及設備之已付訂金。相關資本性承擔載於附註38。

24. 受限制之銀行存款，銀行結存及現金

受限制之銀行存款乃城開集團由於與一家附屬公司的少數股東在相關期間的一宗商業訴訟而被凍結的銀行存款。受限制之銀行存款及其他銀行存款（其到期日少於三個月）於相關期間的固定利率為3%至5%。

銀行結存及現金乃銀行結存及現金及以市場利率計息的短期存款。所有存款的存款期均為或少於三個月。銀行存款在相關期間的年利率由3%至5%。

25. 遞延稅項

已確認之主要遞延稅項負債(資產)，以及於相關期間內之相關變動列示如下：

	城開集團				城開		
	物業重新估值 *人民幣千元*	稅項虧損 *人民幣千元*	其他遞延稅項資產 *人民幣千元*	總額 *人民幣千元*	物業重新估值 *人民幣千元*	其他遞延稅項資產 *人民幣千元*	總額 *人民幣千元*
於二零零四年一月一日	227,595	(335)	(30,235)	197,025	15,073	(10,357)	4,716
(貸)借記入本年收益表 *(附註11)*	-	(291)	(3,393)	(3,684)	-	507	507
借記入本年權益	52,870	-	-	52,870	52,870	-	52,870
於二零零四年十二月三十一日	280,465	(626)	(33,628)	246,211	67,943	(9,850)	58,093
借(貸)記入本年收益表 *(附註11)*	2,076	(2,382)	(10,648)	(10,954)	2,076	347	2,423
於二零零五年十二月三十一日	282,541	(3,008)	(44,276)	235,257	70,019	(9,503)	60,516
借(貸)記入本年收益表 *(附註11)*	4,917	(8,787)	13,536	9,666	4,917	(2,290)	2,627
借記入本年權益	1,981	-	-	1,981	1,981	-	1,981
因收購資產／負債而產生 *(附註35)*	-	-	(9,773)	(9,773)	-	-	-
於二零零六年十二月三十一日	289,439	(11,795)	(40,513)	237,131	76,917	(11,793)	65,124
稅率變動之影響：							
－(貸)借記入本期收益表	(63,482)	2,391	12,349	(48,742)	(11,002)	1,366	(9,636)
－貸記入本期權益	(9,884)	-	-	(9,884)	(9,884)	-	(9,884)
借(貸)記入本年收益表 *(附註11)*	10,548	(10,277)	735	1,006	10,548	4,850	15,398
出售附屬公司 *(附註34)*	-	-	1,885	1,885	-	-	-
於二零零七年七月三十一日	226,621	(19,681)	(25,544)	181,396	66,579	(5,577)	61,002

為了資產負債表之列示，部分遞延稅項資產和負債被予以抵銷。為符合財務報表要求，以下為遞延稅項之分析：

	城開集團				城開			
	於十二月三十一日			於七月三十一日	於十二月三十一日			於七月三十一日
	二零零四年	二零零五年	二零零六年	二零零七年	二零零四年	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
遞延稅項資產	(35,649)	(49,356)	(32,963)	(49,694)	(9,111)	(9,441)	(11,950)	(6,090)
遞延稅項負債	281,860	284,613	270,094	231,090	67,204	69,957	77,074	67,092
	246,211	235,257	237,131	181,396	58,093	60,516	65,124	61,002

於二零零四年十二月三十一日、二零零五年十二月三十一日、二零零六年十二月三十一日及二零零七年七月三十一日，城開集團有未動用稅項虧損分別約人民幣22,542,000元、人民幣50,448,000元、人民幣91,942,000元及人民幣204,656,000元，以抵銷未來應課稅溢利。於二零零四年十二月三十一日、二零零五年十二月三十一日、二零零六年十二月三十一日及二零零七年七月三十一日，稅項虧損之遞延稅項資產分別約人民幣1,897,000元、人民幣9,115,000元、人民幣35,742,000元及人民幣78,724,000元已確認。於二零零四年十二月三十一日、二零零五年十二月三十一日、二零零六年十二月三十一日及二零零七年七月三十一日，由於未能肯定日後溢利來源，故並無就餘下稅項虧損分別人民幣20,645,000元、人民幣41,333,000元、人民幣56,200,000元及人民幣125,932,000元確認遞延稅項資產。未動用稅項虧損之最大利益可以在發生虧損年起計，最多不多於五年，用作抵銷未來之應課稅溢利。

26. 存貨

	城開集團				城開			
	於十二月三十一日			於七月三十一日	於十二月三十一日			於七月三十一日
	二零零四年	二零零五年	二零零六年	二零零七年	二零零四年	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
持有作轉售之發展中物業	3,962,637	3,677,531	5,103,772	5,227,689	929,693	267,584	269,981	333,454
持有作轉售之物業	147,244	699,450	119,829	137,768	147,244	699,450	119,829	137,768
製成品	256,949	296,510	299,026	305,331	–	–	–	–
	4,366,830	4,673,491	5,522,627	5,670,788	1,076,937	967,034	389,810	471,222

27. 貿易及其他應收款項

城開集團提供60至180天之信用期予貿易客戶。計入城開集團貿易應收款項之帳面值為人民幣1,386,000元(二零零四年十二月三十一日：人民幣5,165,000元；二零零五年十二月三十一日：人民幣6,363,000元及二零零六年十二月三十一日：人民幣1,598,000元)之債務人結餘，乃於報告日期逾期，而城開集團並未作出呆壞帳撥備，原因是貸款質素並未嚴重改變，且城開集團認為該金額仍為可收回。確定貿易應收款的可收回性時，城開集團考慮自授予信貸當日起計至報告日期內貿易應收款的信貸質素的任何變動。鑑於城開集團該等債務人的過往償還款項的良好紀錄，董事認為毋需進一步為相關期間確認的額外減值虧損作出信貸撥備。

貿易應收款項於各結算日之帳齡分析如下：

	城開集團				城開			
	於十二月三十一日			於七月三十一日	於十二月三十一日			於七月三十一日
	二零零四年	二零零五年	二零零六年	二零零七年	二零零四年	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
貿易應收帳款：								
60天內	79	242	–	4,023	–	–	–	–
61至180天	16,821	8,852	987	–	–	–	–	–
181至365天	202	26	–	–	–	–	–	–
多於365天	4,963	6,337	1,598	1,386	–	–	–	–
	22,065	15,457	2,585	5,409	–	–	–	–
其他應收款：								
收購土地之訂金	20,085	21,040	30,000	–	5,040	21,040	–	–
購買持有作轉售之物業之訂金	66,942	1,601	520	–	–	–	–	–
借款予一家附屬公司之前股東	270,630	270,630	270,630	270,630	–	–	–	–
預付租金	10,317	9,476	16,862	17,583	–	–	–	–
其他	130,057	37,885	76,405	143,329	61,436	6,631	37,401	30,682
	498,031	340,632	394,417	431,542	66,476	27,671	37,401	30,682
	520,096	356,089	397,002	436,951	66,476	27,671	37,401	30,682

28. 持有作交易之投資／其他投資

	城開集團				城開			
	於十二月三十一日			於七月三十一日	於十二月三十一日			於七月三十一日
	二零零四年	二零零五年	二零零六年	二零零七年	二零零四年	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
於香港以外上市之股權證券（按公允值）：								
持有作交易之投資	–	847	7,261	38,424	–	782	733	2,298
其他投資	9,326	–	–	–	9,239	–	–	–

29. 貿易及其他應付款項

貿易應付款項於各結算日之帳齡分析如下：

	城開集團				城開			
	於十二月三十一日			於七月三十一日	於十二月三十一日			於七月三十一日
	二零零四年	二零零五年	二零零六年	二零零七年	二零零四年	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
貿易應付帳款：								
60天內	537,132	361,502	339,907	559,298	132,009	53,734	9,829	46,882
61至180天	12,016	26,778	84,597	2,207	–	142	–	–
181至365天	2,204	2,342	2,618	7,733	–	412	–	750
多於365天	64,790	155,526	133,204	36,011	52,427	106,173	88,134	477
	616,142	546,148	560,326	605,249	184,436	160,461	97,963	48,109
其他應付款：								
銷售物業之客戶訂金	734,345	1,247,077	297,580	1,133,381	661,264	1,161,211	3,047	28,411
應付代價	731,295	731,295	731,295	597,958	731,295	731,295	731,295	597,958
應付其他稅項	419,397	431,859	451,091	571,617	98,945	62,957	249,086	207,510
擁有物業之預收款	21,600	119,561	–	–	–	–	–	–
其他	372,887	267,400	148,028	211,512	273,528	160,539	44,061	69,345
	2,279,524	2,797,192	1,627,994	2,514,468	1,765,032	2,116,002	1,027,489	903,224
	2,895,666	3,343,340	2,188,320	3,119,717	1,949,468	2,276,463	1,125,452	951,333

30. 財務擔保合約

	城開集團及城開			
	於十二月三十一日			於七月三十一日
	二零零四年	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
發出財務擔保合約予：				
徐滙國資委控制之實體				
－上海徐家滙商城(集團)有限公司(「上海徐家滙商城」)	–	2	17	–
－上海徐滙國有資產投資經營有限公司(「上海徐滙國有資產經營」)	–	2,994	1,827	2,886
聯營公司				
－上海派特貴金屬	–	169	–	–
	–	3,165	1,844	2,886

31. 銀行貸款

	城開集團				城開			
	於十二月三十一日			於七月三十一日	於十二月三十一日			於七月三十一日
	二零零四年	二零零五年	二零零六年	二零零七年	二零零四年	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
分析：								
有抵押	455,000	1,480,000	1,840,000	2,070,000	305,000	50,000	260,000	270,000
無抵押	908,000	797,000	692,500	740,000	413,000	503,000	392,500	530,000
	1,363,000	2,277,000	2,532,500	2,810,000	718,000	553,000	652,500	800,000
貸款的還款期如下：								
一年內	1,313,000	807,000	1,845,000	1,930,000	668,000	423,000	545,000	630,000
一年後至兩年內	50,000	1,270,000	307,500	660,000	50,000	130,000	107,500	170,000
兩年後至三年內	–	200,000	380,000	220,000	–	–	–	–
	1,363,000	2,277,000	2,532,500	2,810,000	718,000	553,000	652,500	800,000
減：列為流動負債之一年內到期款項	(1,313,000)	(807,000)	(1,845,000)	(1,930,000)	(668,000)	(423,000)	(545,000)	(630,000)
一年後到期款項	50,000	1,470,000	687,500	880,000	50,000	130,000	107,500	170,000

以上全部銀行貸款以人民幣列值。貸款之固定利率如下：

	城開及城開集團			
	於十二月三十一日			於七月三十一日
	二零零四年	二零零五年	二零零六年	二零零七年
利率	5.28% to 9.00%	5.22% to 6.34%	5.09% to 6.93%	5.03% to 7.22%

32. 股本

	人民幣千元
註冊及繳足股本	
於二零零四年一月一日，二零零四年十二月三十一日，二零零五年十二月三十一日及二零零六年十二月三十一日	180,800
於二零零七年六月增加註冊資本	120,530
於二零零七年七月三十一日	301,330

根據二零零七年六月二十七日上實控股與城開之增資協議，上實控股以人民幣2,130,660,600元向城開增資，其中人民幣120,530,000元計入註冊資本，其餘人民幣2,010,130,600元計入資本儲備。

33. 儲備

	資本儲備 *人民幣千元*	物業重估儲備 *人民幣千元*	法定儲備 *人民幣千元*	保留溢利 *人民幣千元*	總額 *人民幣千元*
城開					
於二零零四年一月一日	(221,143)	17,947	49,554	580,794	427,152
租賃物業之公允值變動	–	117,539	–	–	117,539
重估產生之遞延稅項負債	–	(38,785)	–	–	(38,785)
投資物業價值重估盈餘	–	42,680	–	–	42,680
重估產生之遞延稅項負債	–	(14,085)	–	–	(14,085)
直接於權益確認之淨收入	–	107,349	–	–	107,349
年度溢利	–	–	–	220,623	220,623
年度確認之收入及費用總額	–	107,349	–	220,623	327,972
向徐滙國資委作出的分派	(442,209)	–	–	–	(442,209)
儲備調撥	–	–	14,259	(14,259)	–
已付股息	–	–	–	(12,328)	(12,328)
於二零零四年十二月三十一日	(663,352)	125,296	63,813	774,830	300,587
採納新會計準則之影響	(323)	(46,542)	–	46,542	(323)
於二零零五年一月一日	(663,675)	78,754	63,813	821,372	300,264
年度溢利	–	–	–	56,139	56,139
被認作徐滙國資委注資款的轉入聯營公司權益	244,280	–	–	–	244,280
向徐滙國資委作出的分派	(199,170)	–	–	–	(199,170)
儲備調撥	–	–	26,638	(26,638)	–
已付股息	–	–	–	(115,079)	(115,079)
於二零零五年十二月三十一日	(618,565)	78,754	90,451	735,794	286,434
租賃物業之公允值變動	–	6,003	–	–	6,003
重估產生之遞延稅項負債	–	(1,981)	–	–	(1,981)

	資本儲備 *人民幣千元*	物業重估儲備 *人民幣千元*	法定儲備 *人民幣千元*	保留溢利 *人民幣千元*	總額 *人民幣千元*
直接於權益確認之淨收入	–	4,022	–	–	4,022
年度溢利	–	–	–	254,693	254,693
年度確認的收入及費用總額	–	4,022	–	254,693	258,715
被認作徐匯國資委注資款的轉入資產／負債	243,768	–	–	–	243,768
向徐匯國資委作出的分派	(126,246)	–	–	–	(126,246)
儲備調撥	–	–	19,371	(19,371)	-
已付股息	–	–	–	(115,675)	(115,675)
於二零零六年十二月三十一日	(501,043)	82,776	109,822	855,441	546,996
期間虧損	–	–	–	(92,035)	(92,035)
稅率變動之影響	–	9,884	–	–	9,884
增資	2,010,131	–	–	–	2,010,131
向徐匯國資委作出的分派	(11,712)	–	–	–	(11,712)
於二零零七年七月三十一日	1,497,376	92,660	109,822	763,406	2,463,264

34 出售附屬公司

於二零零四年二月，城開集團出售上海城開房地產經紀有限公司(「上海城開房地產經紀」)之全部51%股權，代價為人民幣50,000,000元。

於二零零五年十二月，城開集團出售上海城開國際貿易有限公司(「上海城開國際貿易」)之全部55%股權，代價為人民幣1,821,000元。

於二零零六年一月，城開集團出售上海凱文克蘭化妝品有限公司(「上海凱文」)之全部51%股權，代價為人民幣2,550,000元。

此外，於二零零六年五月，城開集團擁有82.2%的蘇州家得利超市有限公司(「蘇州家得利」)完成清盤。

於二零零七年三月，城開集團於上海九久廣場投資開發有限公司(「上海九久廣場」)之權益由於有第三者增資而由60%降低至19.9%。

城開集團於各相關期間出售的資產及負債如下：

	截至十二月三十一日止年度			截至七月三十一日止七個月	
	二零零四年 上海城開 房地產經紀 *人民幣千元*	二零零五年 上海城開 國際貿易 *人民幣千元*	二零零六年 上海凱文及 蘇州家得利 *人民幣千元*	二零零六年 上海凱文及 蘇州家得利 *人民幣千元* *(未經審核)*	二零零七年 上海九久廣場 *人民幣千元*
出售資產淨值：					
物業、廠房及設備	6,093	–	2,995	2,995	1,607
可供出售投資	200	–	–	–	–
遞延稅項資產	–	–	–	–	1,885
存貨	–	–	1,921	1,921	277,679
貿易及其他應收款	55,572	3,220	4,291	4,291	26,296
銀行存款及現金	10,755	117	274	274	2,033
貿易及其他應付款	(13,884)	(26)	(14,486)	(14,486)	(190,368)
應付稅金	(8,736)	–	–	–	–
銀行貸款	(20,000)	–	–	–	(50,000)
	30,000	3,311	(5,005)	(5,005)	69,132
少數股東權益	(14,700)	(1,490)	–	–	(27,654)
	15,300	1,821	(5,005)	(5,005)	41,478
出售附屬公司權益之溢利	34,700	–	7,555	7,555	2,447
	50,000	1,821	2,550	2,550	43,925
總代價：					
已收現金代價	50,000	1,821	2,550	2,550	–
轉帳至可供出售之投資	–	–	–	–	43,925
	50,000	1,821	2,550	2,550	43,925
出售附屬公司之現金淨流入分析：					
已收現金代價	50,000	1,821	2,550	2,550	–
售出之現金及等同現金項目	(10,755)	(117)	(274)	(274)	(2,033)
	39,245	1,704	2,276	2,276	(2,033)

於各相關期間出售之附屬公司對城開集團各年度／期間的營業額及業績沒有重大影響。

35. 購併資產／負債及由母公司轉入的資產／負債

於截至二零零六年十二月三十一日止年度，城開集團收購的資產／負債及由母公司轉入予城開集團的股本權益詳情如下：

(a) 於二零零六年三月，城開集團透過以人民幣16,925,000元購買上海九久廣場(一間從事物業發展及銷售之公司)60%股權以收購發展中物業。

(b) 於二零零六年七月，徐滙國資委轉入資產／負債予城開集團，無代價注入上海寰宇額外30%股權，令城開集團持有之上海寰宇股權由30%增至60%。上海寰宇(一間從事物業發展及銷售之公司)是一家在中國成立之中外合資企業，以前年度被城開集團分類為聯營公司。

此等購併／轉入交易的淨資產詳述如下：

	上海九久廣場 *人民幣千元*	上海寰宇 *人民幣千元*	二零零六年 *人民幣千元*
購入／轉入資產淨值：			
物業，廠房及設備	1,705	3,595	5,300
遞延税項資產	619	9,154	9,773
存貨	267,793	966,015	1,233,808
貿易及其他應收款	5,000	1,600	6,600
銀行結存及現金	1,031	13,749	14,780
貿易及其他應付款	(197,725)	(2,199)	(199,924)
應付税金	–	(62)	(62)
銀行貸款	(50,000)	–	(50,000)
應付少數股東款	–	(158,379)	(158,379)
	28,423	833,473	861,896
少數股東權益	(11,498)	(325,025)	(336,523)
	16,925	508,448	525,373
總代價：			
支付的現金代價	16,925	–	16,925
被認作徐滙國資委注資款的轉入資產／負債	–	243,768	243,768
於聯營公司權益	–	264,680	264,680
	16,925	508,448	525,373
收購產生之現金流出(流入)：			
支付的現金代價	16,925	–	16,925
購入之現金及等同現金項目	(1,031)	(13,749)	(14,780)
	15,894	(13,749)	2,145

36. 經營租賃承擔

城開集團作為承租人：

於相關期間內按經營租約支付之最低土地及樓宇租金如下：

	截至十二月三十一日止年度			截至七月三十一日止七個月	
	二零零四年	二零零五年	二零零六年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元* *(未經審核)*	*人民幣千元*
物業	68,247	84,475	104,642	54,923	64,689

於各結算日，城開集團有不可取消之經營租約，承諾於未來支付下列最低之租金，該等租約期限如下：

	於十二月三十一日			於七月三十一日
	二零零四年	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
一年內	72,030	89,222	112,404	117,673
第二至第五年（包括首尾兩年）	282,287	315,584	400,361	342,550
五年後	224,126	205,451	113,565	172,422
	578,443	610,257	626,330	632,645

經營租賃付款額代表城開集團為租賃超級市場及辦公室而應付的租金。租賃期為1至10年。

37. 經營租賃安排

城開集團作為出租人：

於相關期間內之物業租金收入如下：

	截至十二月三十一日止年度			截至七月三十一日止七個月	
	二零零四年	二零零五年	二零零六年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元* *(未經審核)*	*人民幣千元*
物業出租收入，減少量支出	15,046	17,106	33,963	13,114	19,973

於各結算日，城開集團及城開已與承租人達成不可取消的協議，可在以下期間內收取下述的最低租賃付款額：

	城開集團及城開			
	於十二月三十一日			於七月三十一日
	二零零四年	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
一年內	17,332	19,706	15,573	14,471
第二至第五年（包括首尾兩年）	47,313	34,371	32,826	26,344
五年後	20,197	13,433	10,420	10,420
	84,842	67,510	58,819	51,235

大部份持有的投資物業均有已承諾的租賃人，租賃期為一至十年。

38. 資本性承擔

	於十二月三十一日			於七月三十一日
	二零零四年	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
已批准但未簽約之資本性開支：				
－投資於上海九久廣場	–	18,000	–	–
已簽約但未於財務資料撥備之資本性開支：				
－購買物業，廠房及設備	4,172	9,483	–	2,584

39. 已抵押資產

於各結算日，城開集團及城開有以下之資產已抵押予若干銀行，城開集團從而獲得一般銀行信貸服務：

	城開集團				城開			
	於十二月三十一日			於七月三十一日	於十二月三十一日			於七月三十一日
	二零零四年	二零零五年	二零零六年	二零零七年	二零零四年	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
樓宇	–	–	43,520	42,632	–	–	43,520	42,632
投資物業	–	225,300	247,000	278,000	–	225,300	247,000	278,000
持有作轉售之發展中物業	985,216	617,016	1,814,322	2,511,345	579,438	359,498	258,162	322,890
持有作轉售之物業	–	–	–	23,355	–	–	–	23,355
	985,216	842,316	2,104,842	2,855,332	579,438	584,798	548,682	666,877

40. 或然負債

於二零零四年十二月三十一日、二零零五年十二月三十一日、二零零六年十二月三十一日及二零零七年七月三十一日，城開集團已分別確認無、人民幣3,165,000元、人民幣1,844,000元及人民幣2,886,000元與財務擔保合約相關之金額。

	城開集團及城開			
	於十二月三十一日			於七月三十一日
	二零零四年	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
因以下公司就授予銀行信貸而向銀行作出之擔保：				
徐滙國資委控制之實體				
—上海徐家滙商城	120,000	40,000	6,000	–
—上海徐滙國有資產經營	621,260	750,000	686,000	686,000
聯營公司				
—上海派特貴金屬	–	10,000	10,000	5,000
	741,260	800,000	702,000	691,000

41. 退休福利計劃

城開集團之僱員為當地政府設立之國家管理退休福利計劃之成員。城開集團須按固定薪金百份率供款予退休福利計劃以資助有關福利。城開集團就退休計劃的唯一責任為根據該等計劃作出供款。

42. 有關人士之披露

(a) 有關人士之交易

於相關期間內，城開集團與若干有關人士進行之重大交易如下：

有關人士	交易性質	截至十二月三十一日止年度			截至七月三十一日止七個月	
		二零零四年	二零零五年	二零零六年	二零零六年	二零零七年
		人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元* *(未經審核)*	*人民幣千元*
聯營公司	代理佣金	6,334	–	–	–	–
	利息收入	918	918	918	536	536
徐滙國資委控制的企業	利息支出	702	6,719	32,594	12,871	18,919

此外，城開集團及城開有徐滙國資委之注資款及向徐滙國資委作出之分派。詳情載於綜合權益變動表。

(b) 有關人士結餘

於各結算日，城開集團及城開與若干有關人士之結餘如下：

	城開集團				城開			
	於十二月三十一日			於七月三十一日	於十二月三十一日			於七月三十一日
	二零零四年	二零零五年	二零零六年	二零零七年	二零零四年	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
應收：								
附屬公司	–	–	–	–	780,344	1,167,373	707,746	579,404
附屬公司之少數股東*(附註)*	100,742	295,305	428,548	1,000,726	6,120	165,120	94,124	618,213
聯營公司	19,058	18,896	15,300	15,300	–	–	–	–
應付：								
徐滙國資委	–	–	234,600	251,600	–	–	234,600	251,600
附屬公司	–	–	–	–	80,844	243,004	220,044	773,833
附屬公司之少數股東*(附註)*	445,981	450,695	202,248	199,221	–	29,600	29,600	29,847
聯營公司	88,253	96,247	100,054	50,703	88,253	96,247	100,054	50,703
有關人士貸款	36,000	500,000	630,000	637,000	36,000	500,000	630,000	637,000

附註： 此金額代表應收／應付徐滙國資委控制的實體。

除了在二零零四年十二月三十一日、二零零五年十二月三十一日、二零零六年十二月三十一日及二零零七年七月三十一日的金額人民幣15,300,000元須按年利率6%計息外，應收附屬公司之少數股東及聯營公司款項為無抵押、無固定還款期及免息。

應付附屬公司之少數股東及聯營公司款項為無抵押、無固定還款期及免息。

有關人士貸款為徐滙國資委控制的一家實體的貸款。除了在二零零五年十二月三十一日、二零零六年十二月三十一日及二零零七年七月三十一日的金額人民幣500,000,000元須於一年後償還外，貸款為無抵押、須按市場目前利率計息及無固定還款期。

應收／應付附屬公司款項為無抵押、無固定還款期及免息。

除此以外，城開集團為附屬公司之少數股東，即徐滙國資委控制的實體及聯營公司提供擔保。詳情載於附註30及40。

(c) 主要管理人員的酬金

於相關期間內，董事及其他主要管理人員的酬金如下：

	截至十二月三十一日止年度			截至七月三十一日止七個月	
	二零零四年	二零零五年	二零零六年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元* *(未經審核)*	*人民幣千元*
短期福利	1,923	1,232	1,996	1,040	452
退休福利	28	35	35	21	18
	1,951	1,267	2,031	1,061	470

43. 與中國其他受國家控制企業的重大交易及帳戶餘額

城開集團經營業務之環境，現時由中國政府直接或間接擁有或控制的實體（「受國家控制的實體」）主導。此外，城開集團本身由中國政府控制。城開董事認為，除與上述於附註42所披露的有關人士進行交易外，城開集團並無與其他受國家控制的實體進行任何重大交易。

此外，城開集團在日常業務過程中與某些銀行和金融機構進行了不同類型的交易（包括儲蓄、借貸和其他常見的銀行融資服務），該等銀行和金融機構是屬於受國家控制的實體。基於該等交易的性質，董事認為作出獨立披露並無意義。

除上述披露外，董事認為相對於城開集團的經營業務，與其他受國家控制的實體的交易並不重大。

基於城開集團的超級市場業務的性質，董事認為除上述披露者外，並不可能確認對應方的身份，因此並不可能確定是否與其他國家控制的實體進行了交易。

44. 結算日後事項

於二零零七年十月，城開集團於上海家得利的股權由於有外來投資者增資而由82.2%攤薄至45.67%。因此上海家得利此後成為城開集團的聯營公司。

城開董事認為，城開集團於本報告日期披露上海家得利於攤薄權益時之財務資料為不切實際，乃由於仍未取得該等財務資料。

45. 附屬公司

於本報告日，城開有以下附屬公司：

附屬公司名稱	成立地點／經營地點及日期	已發行及繳足的註冊資本	由城開持有的註冊資本比例 直接持有	間接持有	主要業務
城開住宅安置	中國 一九九七年三月十八日	人民幣 10,000,000元	51%	–	物業發展及銷售
上海城大水處理科技有限公司	中國 二零零二年八月五日	人民幣 1,000,000元	–	40.5% *(附註)*	廢水處理
上海萬頃物業發展有限公司	中國 一九九七年八月三十日	人民幣 2,000,000元	–	54%	物業處理服務及管理
申大物業	中國 一九九二年十二月十日	人民幣 5,000,000元	60%	–	物業發展及銷售
新上海國際商城	中國 一九九二年九月十八日	人民幣 100,000,000元	60%	–	物業發展及銷售
上海襄陽服飾禮品市場經營管理有限公司	中國 二零零六年八月三日	人民幣 1,000,000元	–	57%	暫停營業
萬源房地產	中國 一九九九年五月十七日	人民幣 300,000,000元	90%	–	物業發展及銷售
上海石龍	中國 一九九三年八月二日	人民幣 20,000,000元	100%	–	物業發展及銷售
湖南德普	中國 二零零四年三月九日	人民幣 20,000,000元	55%	–	物業發展及銷售
長沙城普	中國 二零零四年八月十九日	人民幣 102,110,000元	–	54.9%	物業發展及銷售
上海森鑫	中國 二零零四年四月十四日	人民幣 30,000,000元	54%	–	證券買賣
昆山城開	中國 二零零四年七月五日	人民幣 100,000,000元	90%	–	物業發展及銷售
上海麥其房產發展有限公司	中國 二零零二年十月十五日	15,000,000美元	100%	–	物業發展及銷售

附屬公司名稱	成立地點／經營地點及日期	已發行及繳足的註冊資本	由城開持有的註冊資本比例 直接持有	間接持有	主要業務
上海達雁房產公司	中國 一九九一年三月三十日	11,600,000美元	51%	–	物業發展及銷售
城開產權經紀	中國 二零零一年五月十六日	人民幣 1,000,000元	80%	–	物業發展及銷售
城開對外貿易	中國 二零零一年一月三日	人民幣 5,000,000元	100%	–	貨品進出口代理
合肥城開	中國 二零零六年三月一日	人民幣 100,000,000元	100%	–	物業發展及銷售
上海紙盒十六廠	中國 一九八一年七月二十日	人民幣 825,686元	100%	–	紙品製造
上海城開材料技術發展有限公司	中國 二零零二年七月三十一日	人民幣 12,300,000元	51%	–	物業發展及銷售
海口萬事達實業有限公司	中國 一九九二年十月四日	人民幣 1,000,000元	100%	–	暫停營業
上海寰宇	中國 一九九六年五月十七日	人民幣 803,528,640元	60%	–	物業發展及銷售

附註： 城開集團持有城開住宅安置51%，而城開住宅安置持有城大水處理50%。城開集團持有申大物業60%，而申大物業持有城大水處理25%。由於城開集團控制了城大水處理的董事會的組成，故城大水處理作為城開集團之附屬公司。

除此以外，以下附屬公司於二零零七年七月三十一日仍為城開之附屬公司，但在二零零七年七月三十一日後已出售，公司詳情如下：

附屬公司名稱	成立地點／經營地點及日期	已發行及繳足的註冊資本	由城開持有的註冊資本比例 直接持有	由城開持有的註冊資本比例 間接持有	主要業務
上海家得利	中國 一九八八年三月二十四日	人民幣 50,000,000元	82.2%	–	超級市場業務
上海家得利超市啟東有限公司	中國 二零零三年十一月六日	人民幣 500,000元	–	73.98%	超級市場業務
上海家得利龍鎮超市有限公司	中國 二零零四年四月十三日	人民幣 500,000元	–	73.98%	超級市場業務
上海家得利河南北超市有限公司	中國 二零零四年七月二十一日	人民幣 500,000元	–	73.98%	超級市場業務
上海家得利商品配送	中國 二零零四年八月十二日	人民幣 10,000,000元	–	73.98%	提供物流及管理服務
上海好家利生鮮食品有限公司	中國 二零零六年六月十七日	人民幣 1,000,000元	–	65.76%	超級市場業務

B. 期後財務報表

城開集團、城開及城開集團其他公司在二零零七年七月三十一日後之任何期間沒有編製已審計財務報表。

此致

上海實業控股有限公司
列位董事　台照

德勤 • 關黃陳方會計師行
執業會計師
香港

二零零七年十二月十九日

1. 經擴大集團於完成後的未經審核備考財務報表

(A) 經擴大集團於完成後的未經審核備考資產負債表

以下為假設建議收購已於二零零七年六月三十日完成後經擴大集團的未經審核備考資產負債表概要，藉以說明該項交易對本集團財務狀況可能造成的影響。

經擴大集團的未經審核備考資產負債表乃按照本集團二零零七年六月三十日的未經審核綜合資產負債表(摘錄自本公司截至二零零七年六月三十日止六個月中期報告)，以及及本通函附錄二所載之城開集團於二零零七年七月三十一日之經審核綜合資產負債表編製。

編製未經審核備考資產負債報表，旨在提供建議收購完成後有關經擴大集團的財務資料，由於僅供說明而編製，故未必能夠呈列建議收購完成時或任何其他日期經擴大集團的資產與負債。

	本集團 於二零零七年 六月三十日 *千港元* *(附註1(a))* *未經審核*	城開集團 於二零零七年 七月三十一日 *千港元* *(附註1(b))* *經審核*	*附註*	調整 *千港元*	未經審核 備考 *千港元*
非流動資產					
投資物業	71,010	354,052			425,062
物業、廠房及設備	2,861,775	309,824	*2*	-3,048	3,168,551
已付土地租金－非流動部份	248,506	4,473			252,979
收費公路經營權	1,742,039	–			1,742,039
其他無形資產	75,564	–			75,564
商譽	428,124	–	*3*	732,649	1,160,773
於合營企業權益	1,177,423	–			1,177,423
於聯營公司權益	3,678,444	84,875			3,763,319
可供出售之投資	366,251	48,315			414,566
應收貸款－非流動部份	3,322	–			3,322
收購合營企業之已付訂金	225,662	–			225,662

	本集團 於二零零七年 六月三十日 千港元 (附註1(a)) 未經審核	城開集團 於二零零七年 七月三十一日 千港元 (附註1(b)) 經審核	附註	調整 千港元	未經審核 備考 千港元
採購物業、廠房及設備之已付訂金	833,187	-			833,187
有限制銀行存款	–	66,297			66,297
遞延税項資產	23,520	51,765			75,285
	11,734,827	919,601			13,384,029
流動資產					
存貨	1,324,386	5,907,071	4	3,568,524	10,799,981
貿易及其他應收款項	2,797,473	455,157	5	1,058,361	4,310,991
已付土地租金－流動部份	7,035	141			7,176
於損益表按公允值列帳之財務資產	1,439,957	40,025			1,479,982
已付土地租金－流動部份	–	33,188			33,188
應收附屬公司少數股東款	–	1,042,423	5	-1,042,423	–
應收聯營公司款	–	15,938	5	-15,938	–
可收回税款	–	33,480			33,480
作抵押之銀行存款	132,800	–			132,800
短期銀行存款	720,562	–			720,562
銀行結存及現金	6,511,596	3,295,877	6	-1,634,070	8,173,403
	12,933,809	10,823,300			25,691,563
流動負債					
貿易及其他應付款項	1,885,755	3,249,705	7	522,421	5,657,881
應付徐滙國資委款	–	262,083	7	-262,083	–
應付附屬公司少數股東款	–	207,522	7	-207,522	–
應付聯營公司款	–	52,816	7	-52,816	–
財務擔保負債	–	3,006			3,006

	本集團 於二零零七年六月三十日 千港元 (附註1(a)) 未經審核	城開集團 於二零零七年七月三十一日 千港元 (附註1(b)) 經審核	附註	調整 千港元	未經審核備考 千港元
應付税項	135,562	468,884			604,446
短期銀行及其他貸款	547,105	2,010,417			2,557,522
有關人士貸款	–	143,229			143,229
	2,568,422	6,397,662			8,966,084
流動資產淨值	10,365,387	4,425,638			16,725,479
資產總值減流動負債	22,100,214	5,345,239			30,109,508
股本及儲備					
股本	96,953	313,885	8	-313,885	96,953
股本溢價及其他儲備	18,075,677	2,731,942	9	-2,731,942	18,075,677
本公司股東應佔股東權益	18,172,630	3,045,827			18,172,630
少數股東權益	2,229,472	621,193	10	4,288,849	7,139,514
總權益	20,402,102	3,667,020			25,312,144
非流動負債					
長期銀行及其他貸款	1,586,824	916,667			2,503,491
有關人士貸款	-	520,833			520,833
遞延税項負債	111,288	240,719	11	1,421,033	1,773,040
	1,698,112	1,678,219			4,797,364
	22,100,214	5,345,239			30,109,508

附註：

1(a) 該等數字摘錄自日期為二零零七年八月三十日之本集團截至二零零七年六月三十日止六個月之中期報告。

1(b) 該等數字摘錄自本通函附錄二所載之財務資料，並已按人民幣0.96元兑1港元滙率換算為港元。

2. 公允值調整摘錄自本通函附錄四所載之於二零零七年九月三十日之估值報告，並已按人民幣0.96元兑1港元滙率換算為港元。以下顯示物業、廠房及設備與附錄二及四所示金額之對帳。

物業、廠房及設備之對帳：

	千位
本通函附錄四所載之於二零零七年九月三十日之估值報告	人民幣86,440元
物業之帳面值	人民幣(89,366)元
公允值調整	人民幣(2,926)元
轉換為港元等值	(3,048)港元

3. 該調整為收購上海城開19%權益所產生之商譽，乃按照已付收購代價高於城開集團於二零零七年七月三十一日之可識別資產及負債之公允值及摘錄自本通函附錄四所載於二零零七年九月三十日之估值報告之物業公允值之金額計算。於二零零七年七月收購上海城開40%權益之影響因未直接涉及此交易而仍未計及。以下顯示收購中已確認商譽之計算方法。

	於二零零七年七月三十一日 *人民幣千元*	**於二零零七年七月三十一日** *千港元等值*
摘錄自本通函會計師報告之上海城開股東應佔資產淨值	2,923,993	3,045,827
城開集團之存貨之公允值調整	3,425,783	3,568,524
城開集團之物業、廠房及設備之公允值調整	(2,926)	(3,048)
就城開集團之公允值調整而確認之遞延税項負債	(1,364,192)	(1,421,033)
城開集團少數股東所佔物業經扣除遞延税項後之公允值調整	(428,111)	(445,949)
	4,554,547	4,744,321
少數股東權益(應佔城開集團之81%公允值)	(3,689,184)	(3,842,900)
本公司應佔城開集團之19%資產淨值之公允值	865,363	901,421
已付代價	(1,568,707)	(1,634,070)
收購上海城開股東權益19%之商譽	703,344	732,649

4. 公允值調整摘錄自本通函附錄四所載之於二零零七年九月三十日之估值報告，並已按人民幣0.96元兑1港元滙率換算為港元。以下顯示存貨與附錄二及四所示金額之詳盡對帳。

存貨之對帳：

	千位
本通函附錄四所載之於二零零七年九月三十日之估值報告	人民幣8,791,240元
持作轉售之發展中物業之帳面值	人民幣(5,227,689)元
持作轉售之物業之帳面值	人民幣(137,768)元
公允值調整	人民幣3,425,783元
轉換為港元等值	3,568,524港元

5. 該調整為應收附屬公司及聯營公司少數股東款項重新分類為貿易及其他應收款項。

6. 該調整為本公司就收購上海城開19%權益所付之現金代價。於二零零七年十月二十九日，本公司與徐滙國資委訂立產權交易合同，以現金代價1,634,070,000港元收購上海城開19%權益。

7. 該調整為應付徐滙國資委、附屬公司及聯營公司少數股權款項重新分類為貿易及其他應付款項。

8. 該調整為於合併時對上海城開之資本作出抵銷。

9. 該調整為於合併時對上海城開之股份溢價及儲備作出抵銷。

10. 該調整為城開集團之少數股東分佔城開集團之可識別資產及負債之公允值。

11. 該調整為土地增值税及城開集團資產之公允值調整之相關遞延税項。

(B) 經擴大集團於完成後的未經審核備考財務資料之會計師報告

以下為本公司申報會計師德勤•關黃陳方會計師行(香港執業會計師)之報告全文，以供載入本通函。

Deloitte.
德勤

未經審核備考財務資料之會計師報告

致上海實業控股有限公司董事

吾等已就上海實業控股有限公司(「貴公司」)及其附屬公司(以下統稱「貴集團」及完成收購上海城開(集團)有限公司(「上海城開」)(以下統稱「經擴大集團」)19%股權，由　貴公司董事編制作說明用途的未經審核備考財務資料作報告，以提供收購上海城開19%股權對呈列財務資料可能造成影響的資料，以包括在二零零七年十二月十九日刊發的通函(「通函」)附錄三內。未經審核備考財務資料之編製基準載於該通函第173頁。

貴公司董事與申報會計師各自之責任

貴公司董事須對根據香港聯合交易所有限公司證券上市規則(「上市規則」)第4章第29段及參考香港會計師公會頒佈之會計指引第7號「編製備考財務資料以供載入投資通函內」而編製之未經審核備考財務資料負上全責。

吾等之責任是根據上市規則第4章第29段(7)之規定，就未經審核備考財務資料表達意見並向　閣下報告。對於就編製未經審核備考財務資料所採用之任何財務資料而由吾等在過往發出之任何報告，除於報告發出日期對該等報告之發出對象所負之責任外，吾等概不承擔任何責任。

意見之基礎

吾等是根據香港會計師公會頒佈之香港投資通函報告聘用協定準則300號「投資通函中之備考財務報表之會計師報告」執行工作。吾等之工作主要包括將未經調整財務資料與原始檔作比較、考慮調整之支持憑證，以及與 貴公司董事討論未經審核備考財務資料。此項聘用並不涉及對任何相關財務資料之獨立審閱。

吾等在策劃和進行工作時，均以取得吾等認為必需之資料和解釋為目標，以便獲得充份憑證，就未經審核備考財務資料已由 貴公司董事按照所述基準適當編製、該基準與 貴集團之會計政策一致、且調整就根據上市規則第4章第29段(1)所披露之未經審核備考財務資料而言是適當的，作出合理確定。

未經審核備考財務資料是根據 貴公司董事之判斷和假設編製，僅供説明用途，而基於其假設性質，其不提供任何保證或顯示任何事項將於未來發生，亦未必能代表經擴大集團於二零零七年六月三十日或任何未來日期之財務狀況。

意見

吾等認為：

(a) 未經審核備考財務資料已由 貴公司董事按照所述基準適當編製；

(b) 該基準與 貴集團之會計政策一致；及

(c) 就根據上市規則第4章第29段(1)所披露之未經審核備考財務資料而言，該等調整乃屬適當。

德勤 • 關黃陳方會計師行
執業會計師
香港

二零零七年十二月十九日

3. 債務

貸款

於二零零七年十月三十一日（即就本債務聲明而言本通函付印前的最後實際可行日期）營業時間結束時，經擴大集團的未償還貸款如下：

	千港元
銀行貸款	
－有抵押	2,045,635
－無抵押*（附註）*	2,564,997
	4,610,632
其他貸款	
－有抵押	17,552
－無抵押	16,330
	33,882
	4,644,514

附註： 無抵押銀行貸款中包括約26,042,000港元貸款由一家附屬公司之少數股東擔保及以其土地及建築物作抵押。

	千港元
其他	
－應付代價予一家附屬公司之前股東	622,873
－應付徐滙國資委款項	427,062
－應付附屬公司少數股東款項	11,454
－應付聯營公司款項	59,885

銀行貸款及其他貸款之到期日如下：

	千港元
一年以內	2,399,222
超過一年	2,245,292
	4,644,514

已抵押資產

於二零零七年十月三十一日，經擴大集團以下列之資產已抵押給若干銀行，從而獲得一般銀行信貸服務：

a. 帳面值約為26,617,000港元的廠房及機器；

b. 帳面值約為350,679,000港元的租賃土地及樓宇；

c. 帳面值約為109,000港元的汽車；

d. 銀行存款約為7,800,000港元；

e. 帳面值約為325,250,000港元的投資物業；

f. 帳面值約為1,397,383,000港元的持有作轉售之發展中物業；及

g. 帳面值約為24,328,000港元的持有作轉售之物業。

或然負債

於二零零七年十月三十一日，經擴大集團因下列公司使用銀行授予之信貸而向銀行作出之擔保：

	千港元
一聯營公司	184,917
一一家合營企業	145,833
一徐滙國資委控制之一家實體	714,583
	1,045,333

免責聲明

除上文所述及集團內公司間的負債及一般貿易及其他應付款項外，於二零零七年十月三十一日營業時間結束時，經擴大集團並無任何已發行及發行或同意將予發行任何借貸資本、銀行透支、定期貸款、債務證券或其他類似債項、承兑負債(正常貿易票據及應付款項除外)或承兑信貸、債權證、按揭、抵押、租購或其他融資租賃承擔、擔保或其他重大或然負債。

4. 營運資金

董事認為，經計入本集團的內部資源及目前可供動用的銀行信貸額，於緊隨建議收購完成後，經擴大集團將具備充足營運資金以供本通函日期起未來十二個月之目前所需。

DTZ 戴德梁行

香港
中環
康樂廣場一期
怡和大廈
10樓

敬啟者：

估值的指示、目的及日期

吾等遵照 閣下指示，對上海城開(集團)有限公司(「上海城開」)及其附屬公司(統稱「上海城開集團」)位於中華人民共和國(「中國」)之物業(詳情載於隨附之估值證書內)進行估值，吾等確認曾進行實地視察、作出有關查詢，並蒐集吾等認為必要之其他資料，藉以向 閣下呈述吾等對該等物業於二零零七年九月三十日之估值意見。

市值定義

吾等對每項物業之估值代表公開市值，乃根據香港測量師學會的物業估值準則，市值的定義為「自願買方與自願賣方於適當市場推廣後基於公平原則，在知情、審慎及不受脅迫之情況下於估值日買賣物業之估計價值」。

估值基準及假設

吾等對每項物業之估值排除因特殊條款或情況(例如不尋常融資、售後租回安排、與買賣有關的任何人士授予的特殊代價或優惠，或任何特殊價值的元素)引致升跌的估計價格。

吾等在對中國物業進行估值時，假設有關物業已經獲授指定年期的可轉讓土地使用權，並每年繳納名義土地使用費，而任何應付的地價亦已悉數繳付。吾等依賴城開集團及上海實業控股有限公司(「貴公司」)之中國法律顧問上海市錦天城律師事

務所，分別就每項物業之業權及城開集團於該等物業之權益所提供之資料及意見。本測量師行於評估該等物業時，假設城開集團擁有每項物業之可強制執行業權，且擁有於使用權整段獲授有效期內可自由且不受干預地使用、佔用或轉讓該等物業之權利。

根據城開集團所提供之資料及上海市錦天城律師事務所所提供之意見，位於中國之物業之業權狀況及批授主要證書、批文及執照情況載列於有關估值證書中之附註內。

就該物業進行估值時，吾等已遵守香港交易及結算所有限公司證券上市規則第5章及第12項應用指引，以及香港測量師學會頒佈之《物業估值準則》(二零零五年第一版)之估值準則所載之規定。

估值方法

在評估第一類及第二類物業(即城開集團於中國分別持有之發展中物業及作未來發展物業)時，吾等根據城開集團所提供之最新發展項目計劃書，以該等物業的發展及落成作為基準進行估值。吾等假設該等計劃書已獲批准。吾等於達致估值意見時，已採用直接比較法，參考有關市場上可供比較之銷售憑證，並計入已支銷建築成本及完成發展項目所需支銷之建築成本，以反映完成發展項目之質素。所謂「落成後資本值」，指吾等對假設發展項目於估值日已告落成之總售價的意見。

在評估第三類物業(即由城開集團於中國擁有並佔用之物業)及第五類物業(即由城開集團於中國持有作出售之物業)時，吾等採用直接比較法，評估每項物業之價值，當中假設每項物業在現況下騰空交吉，並參考有關市場上可供比較之銷售憑證。

在評估第四類物業(即城開集團於中國持有作投資之物業)時，吾等採用直接比較法，並參照於有關市場上可供比較之銷售憑證對各項物業進行估值；於恰當時，將現有租賃所得之租金收入淨額資本化計算，以及就有關物業收入冲回的可能性作出撥備。

就吾等之估值而言，已竣工物業指有關政府部門已就該等物業簽發單體工程驗收報告或建設工程驗收報告。

就吾等之估值而言，發展中物業指已就該等物業簽發竣工許可證，卻未簽發單體工程驗收報告或建設工程驗收報告。反之，持作未來發展物業指未就該等物業簽發建設工程施工許可證，卻已取得房地產權證或國有土地使用權證。

資料來源

就於中國之物業而言，吾等已獲提供有關該等物業之業權文件摘要。然而，吾等並無查閱文件正本，以核實是否存在任何修訂而並無出現於呈交予本測量師行之文件上。

吾等在估值時某程度上依賴城開集團及　貴公司之中國法律顧問上海市錦天城律師事務所就中國法律有關中國物業所提供之資料，並接納城開集團提供予吾等有關圖則批文或法定通告、地役權、年期、建築物的識別、建築物落成日期、停車位數目、佔用詳情、合營協議、公司章程、發展計劃、建設成本、地盤及樓面面積，以及其他一切有關事項之意見。

估值證書所載之呎寸、量度及面積乃根據吾等獲取的資料作基準，因此僅為約數。吾等並無理由懷疑城開集團或貴公司向吾等所提供而與估值有重大關係之資料之真確性及準確性。城開集團或貴公司亦已向本測量師行表示，其所提供資料並無遺漏任何重大事項。

實地視察

吾等曾視察該等物業之外部，並在可能情況下，視察每項物業之內部。然而，吾等並無進行實地勘測，以確定土質狀況及有關設施等是否適合任何未來發展。吾等進行估值時假設上述方面之情況均令人滿意，且於施工期間不會產生任何預期以外之開支或延誤。此外，吾等亦無進行結構測量，惟於視察過程中，並無發現任何嚴重損壞。然而，吾等無法呈報該等物業確無腐朽、蟲蛀或任何其他結構損壞，亦無測試任何有關設施。除另有註明外，吾等亦無法進行詳細實地測量，以核實該等物業之地盤及樓面面積，故吾等假設吾等獲取之文件所示之面積正確無誤。

吾等之估值並無考慮該等物業所欠負之任何抵押、按揭或償項，以及在出售過程中可能產生之任何支出或稅項。除另有指明外，吾等假設該等物業概不附帶可影響其價值且屬繁重之產權負擔、限制及支銷。

貨幣及滙率

除另有指明外，吾等之估值之全部款項均以人民幣（中國之法定貨幣）列示。

隨函附奉吾等之估值概要及估值證書。

此　致

香港
灣仔
告士打道39號
夏慤大廈26樓

上海實業控股有限公司
列位董事　台照

代表
戴德梁行有限公司
董事
陳家輝
註冊專業測量師（產業測量組）
中國房地產估值師
MSc., M.H.K.I.S., M.R.I.C.S.
謹啟

二零零七年十二月十九日

附註：　陳家輝先生為註冊專業測量師，在中國物業估值方面擁有逾二十年經驗。

估值概要

	物業	於二零零七年九月三十日現況下之資本值 人民幣	城開集團應佔權益 %	於二零零七年九月三十日城開集團應佔現況下之資本值 人民幣
	第一類－城開集團於中國持有之發展中物業			
1	中國上海市徐滙區廣元西路386號之擬建設商業大樓	727,000,000	100	727,000,000
2	中國湖南省長沙市雨花區湘府路之擬建設天際湘江府	410,000,000	55	225,500,000
3	中國上海市閔行區萬源居住小區B、C、D、E及F街坊之擬建設萬源城	4,008,000,000	90	3,607,200,000
4	中國安徽省合肥市二環南路之擬建設紳城花園	414,000,000	100	414,000,000
5	中國江蘇省昆山市周市鎮迎賓路南側、漢浦塘河西側之擬建設琨城帝景園	428,000,000	90	385,200,000
	小計：	5,987,000,000		5,358,900,000

	物業	於二零零七年九月三十日現況下之資本值	城開集團應佔權益	於二零零七年九月三十日城開集團應佔現況下之資本值
		人民幣	*%*	*人民幣*

第二類－城開集團於中國持有之作未來發展物業

	物業	於二零零七年九月三十日現況下之資本值	城開集團應佔權益	於二零零七年九月三十日城開集團應佔現況下之資本值
6	中國上海市徐滙區徐家滙150街坊88號之綜合地塊	2,520,000,000	60	1,512,000,000
7	中國上海市徐滙區復興西路42號之住宅地塊	無商業價值	100	無商業價值
8	中國上海市徐滙區康平路203弄22號西側之住宅地塊	無商業價值	100	無商業價值
	小計：	2,520,000,000		1,512,000,000

	物業	於二零零七年九月三十日現況下之資本值 *人民幣*	城開集團應佔權益 *%*	於二零零七年九月三十日城開集團應佔現況下之資本值 *人民幣*
	第三類－城開集團於中國擁有並佔用之物業			
9	中國上海市徐滙區中山南二路1057弄7號住宅大樓部份	無商業價值	100	無商業價值
10	中國上海市徐滙區羅秀路776號1、2及8號全幢	無商業價值	100	無商業價值
11	中國上海市徐滙區肇嘉濱路333號8、9及10樓的20個辦公室單位及12個車位	83,660,000	100	83,660,000
12	中國江蘇省常熟市沙家濱鎮上海總工會渡假村南區C10幢	2,780,000	100	2,780,000
13	中國上海市徐滙區襄陽南路393弄4號之辦公室大樓	無商業價值	100	無商業價值
	小計：	86,440,000		86,440,000

	物業	於二零零七年九月三十日現況下之資本值	城開集團應佔權益	於二零零七年九月三十日城開集團應佔現況下之資本值
		人民幣	*%*	*人民幣*
第四類－城開集團於中國持有作投資之物業				
14	中國上海市徐滙區浦北路388弄498及500號1至3層	34,240,000 *(見附註1)*	100	34,240,000
15	中國上海市徐滙區天鑰橋路111及123號之商業大樓及非機動車的泊車間	無商業價值 *(見附註2)*	100	無商業價值
16	中國上海市徐滙區高郵路16弄3號之獨立別墅	無商業價值 *(見附註3)*	100	無商業價值
17	中國上海市徐滙區華山路905弄11號之獨立別墅	無商業價值 *(見附註4)*	100	無商業價值
	小計：	34,240,000		34,240,000

附註1 就第14項物業而言，吾等於二零零七年十二月十五日發出此物業於二零零七年七月三十一日的估值報告，於二零零七年七月三十一日現況下之資本值為人民幣34,240,000元，而於二零零七年七月三十一日城開集團應佔物業現況下之資本值為人民幣34,240,000元。

附註2 就第15項物業而言，吾等於二零零七年十二月十五日發出此物業於二零零七年七月三十一日的估值報告，吾等於二零零七年七月三十一日並無賦予該物業商業價值，乃由於該物業之土地使用權屬劃撥性質，惟於出售時受政府批准及額外土地出讓金所限制。然而，假設已取得政府批准、已支付額外土地出讓金及該物業可作自由轉讓，則該物業於二零零七年七月三十一日現況下之資本值將為人民幣278,000,000元。

附註3 就第16項物業而言，吾等於二零零七年十二月十五日發出此物業於二零零七年七月三十一日的估值報告，吾等於二零零七年七月三十一日並無賦予該物業商業價值，乃由於該物業之土地使用權屬劃撥性質，惟於出售時受政府批准及額外土地出讓金所限制。然而，假設已取得政府批准、已支付額外土地出讓金及該物業可作自由轉讓，則該物業於二零零七年七月三十一日現況下之資本值將為人民幣13,560,000元。

附註4 就第17項物業而言，吾等於二零零七年十二月十五日發出此物業於二零零七年七月三十一日的估值報告，吾等於二零零七年七月三十一日並無賦予該物業商業價值，乃由於該物業之土地使用權屬劃撥性質，惟於出售時受政府批准及額外土地出讓金所限制。然而，假設已取得政府批准、已支付額外土地出讓金及該物業可作自由轉讓，則該物業於二零零七年七月三十一日現況下之資本值將為人民幣14,090,000元。

	物業	於二零零七年九月三十日現況下之資本值 *人民幣*	城開集團應佔權益 *%*	於二零零七年九月三十日城開集團應佔現況下之資本值 *人民幣*
	第五類－城開集團於中國持有作出售之物業			
18	中國上海市徐滙區東安路338弄1號307、602及1501室	無商業價值	76.47	無商業價值
19	中國上海市徐滙區武康路280弄80及82號2個連排別墅	8,470,000	100	8,470,000
20	中國上海市徐滙區巨鹿路568弄2、7及10號之4個住宅單位及4個停車位	9,860,000	100	9,860,000
21	中國上海市浦東新區南碼頭路1187及1351弄之16個商舖	無商業價值	100	無商業價值
22	中國上海市徐滙區三江路301弄73及74號之6個住宅單位	7,510,000	100	7,510,000
23	中國上海市徐滙區漕溪二村之3個住宅單位及1個商舖	無商業價值	100	無商業價值

	物業	於二零零七年九月三十日現況下之資本值 *人民幣*	城開集團應佔權益 *%*	於二零零七年九月三十日城開集團應佔現況下之資本值 *人民幣*
24	中國上海市徐滙區欽州南路300弄39、41及42號之6個住宅單位	2,750,000	100	2,750,000
25	中國上海市徐滙區三江路301弄1-5、24、49及57號之14個住宅單位	無商業價值	100	無商業價值
26	中國上海市徐滙區長橋三村80號102室	無商業價值	100	無商業價值
27	中國上海市徐滙區桂林西街9、14及30弄之12個住宅單位及7個商舖	無商業價值	100	無商業價值
28	中國上海市徐滙區東泉路50、51及105弄之3個住宅單位	無商業價值	100	無商業價值

	物業	於二零零七年九月三十日現況下之資本值 *人民幣*	城開集團應佔權益 *%*	於二零零七年九月三十日城開集團應佔現況下之資本值 *人民幣*
29	中國上海市徐滙區太原路105弄1號及永嘉路425號之3個住宅單位	5,730,000	100	5,730,000
30	中國上海市徐滙區吳興路25弄之12個住宅單位	43,070,000	100	43,070,000
31	中國上海市徐滙區虹橋路178弄2號之2個住宅單位及2個車位	6,430,000	100	6,430,000
32	中國上海市徐滙區南丹東路168弄及天鑰橋路318號之9個住宅單位、1個會所及229個車位	112,390,000	100	112,390,000
33	中國上海市徐滙區三江路88弄1至21號及32至68號(雙號)之1個會所、一個辦公室大樓及多個商舖	72,090,000	100	72,090,000

	物業	於二零零七年九月三十日現況下之資本值 *人民幣*	城開集團應佔權益 *%*	於二零零七年九月三十日城開集團應佔現況下之資本值 *人民幣*
34	中國上海市徐滙區桂林西街14弄之3個住宅單位	無商業價值	100	無商業價值
35	中國上海市徐滙區中山南二路1057弄4號308室	無商業價值	100	無商業價值
36	中國上海市徐滙區冠生園路204號703室	無商業價值	100	無商業價值
37	中國上海市徐滙區天鑰橋路191弄之2個住宅單位	無商業價值	100	無商業價值
38	中國上海市徐滙區廣元西路629號505室	無商業價值	100	無商業價值
39	中國上海市徐滙區天鑰橋路380弄59號904室	2,120,000	100	2,120,000

	物業	於二零零七年九月三十日現況下之資本值 *人民幣*	城開集團應佔權益 *%*	於二零零七年九月三十日城開集團應佔現況下之資本值 *人民幣*
40	中國上海市徐滙區桂林西街15弄之2個住宅單位	無商業價值	100	無商業價值
41	中國上海市徐滙區宜山路50及60弄之2個住宅單位	無商業價值	100	無商業價值
42	中國上海市徐滙區華容路111弄1號106室	無商業價值	100	無商業價值
43	中國上海市徐滙區東安五村13號302室	無商業價值	100	無商業價值
44	中國上海市徐滙區桂林西街30弄28號204及602室	1,220,000	100	1,220,000
45	中國上海市徐滙區石龍路117至123號之多個商舖	2,990,000	100	2,990,000

	物業	於二零零七年九月三十日現況下之資本值 人民幣	城開集團應佔權益 %	於二零零七年九月三十日城開集團應佔現況下之資本值 人民幣
46	中國上海市徐滙區石龍路101室115號及東泉路5、68及72號之多個商舖	無商業價值	100	無商業價值
47	中國上海市徐滙區漕溪北路玉蘭花苑4及5號之7個住宅單位	無商業價值	100	無商業價值
48	中國上海市徐滙區高安路30號之2個商舖	無商業價值	100	無商業價值
49	中國上海市徐滙區高安路47弄1號203及2403室	無商業價值	100	無商業價值
50	中國上海市徐滙區樂山路35號四層南部	無商業價值	100	無商業價值
51	中國上海市徐滙區肇嘉濱路99弄1至2號之1個車位	180,000	100	180,000

	物業	於二零零七年九月三十日現況下之資本值 *人民幣*	城開集團應佔權益 *%*	於二零零七年九月三十日城開集團應佔現況下之資本值 *人民幣*
52	中國上海市徐滙區裕德路45弄21號801室	無商業價值	100	無商業價值
53	中國上海市之多個有使用權依據的房屋	無商業價值	100	無商業價值
54	中國上海市徐滙區龍川北路723、725及727號之3個商舖	1,980,000	95	1,881,000
55	中國上海市徐滙區龍川北路及羅城路之工業區	無商業價值	95	無商業價值
56	中國上海市徐滙區虹梅路2666弄1號603室	520,000	51	265,200
57	中國上海市徐滙區華涇路1000弄50號之2個住宅單位	970,000	51	494,700

	物業	於二零零七年九月三十日現況下之資本值 人民幣	城開集團應佔權益 %	於二零零七年九月三十日城開集團應佔現況下之資本值 人民幣
58	中國上海市徐滙區老滬閔路1296弄之1個住宅單位	250,000	51	127,500
59	中國上海市徐滙區沙家濱路38弄3號401室	590,000	51	300,900
60	中國上海市徐滙區梅隴八村23號1008及1508室	1,370,000	51	698,700
61	中國上海市徐滙區羅秀二村23號602室	670,000	51	341,700
62	中國上海市奉賢區西渡鎮鴻寶一村7幢115號602室	210,000	51	107,100
63	中國上海市奉賢區西渡鎮之7個住宅單位	無商業價值	51	無商業價值

	物業	於二零零七年九月三十日現況下之資本值 人民幣	城開集團應佔權益 %	於二零零七年九月三十日城開集團應佔現況下之資本值 人民幣
64	中國上海市閔行區航華一村143、153及155號之14個住宅單位	無商業價值	51	無商業價值
65	中國上海市閔行區銀都路3118弄4區26號101室	380,000	51	193,800
66	中國上海市徐滙區烏魯木齊南路228號403室	2,490,000	60	1,494,000
67	中國上海市閔行區平陽路1375弄之16個住宅單位	無商業價值	90	無商業價值
	小計：	284,240,000		280,714,600
	總計：	8,911,920,000		7,272,294,600

估值證書

第一類－城開集團於中國持有之發展中物業

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
1	中國上海市徐滙區廣元西路386號之擬建設商業大樓	該物業包括一項位於一幅地盤面積8,695平方米(93,593平方呎)的地盤上作辦公室用途的在建物業。 該物業計劃發展為16層高主要作辦公室用途的商業大樓，預計將於二零零七年末落成。 據城開集團表示，於落成後，該物業所計劃總建築樓面面積約45,490.42平方米(489,659平方呎)，包括183個車位，詳情如下(請看附註(5))：	該物業現正在興建。	人民幣727,000,000元

部分	概約建築樓面面積 平方米	平方呎
辦公室	33,466.42	360,233
零售	2,082.57	22,417
配套	181.91	1,958
地庫	9,759.52	105,051
總計	45,490.42	489,659

該物業已獲授土地使用權，年期由二零零三年十月八日起至二零五三年十月七日止，可作綜合用途。

附註：

(1) 根據上海市房屋土地資源管理局於二零零四年二月十一日發出的上海市房地產權證第(2004)006876號，該物業(地盤面積8,695平方米)的土地使用權歸屬上海城開(集團)有限公司所有，年期由二零零三年十月八日起至二零五三年十月七日止，可作綜合用途。

(2) 根據上海市徐滙區房屋土地管理局(「甲方」)與上海城開(集團)有限公司(「乙方」)於二零零三年十月八日訂立的土地使用權出讓合同第(2003)51號，甲方同意出讓該物業的土地使用權，詳情概述如下：

(i) 地點：　上海市徐滙區廣元西路386號

(ii) 地盤面積：　8,695平方米

(iii) 土地使用期：　50年

(iv) 土地出讓金：　人民幣16,380,000元

(v) 土地使用費：　每平方米地盤面積每年人民幣1元

(3) 根據上海市徐滙區城市規劃管理局於二零零二年十二月三十日發出的建設用地規劃許可證第(2002)042號，該物業獲准發展的地盤面積為9,136平方米。

(4) 根據上海市徐滙區房屋土地管理局於二零零三年十二月十五日發出的建設用地批准書第(2003)57號，該物業獲准發展的地盤面積為8,695平方米。

(5) 根據上海市徐滙區城市規劃管理局於二零零四年十二月三十日發出的建設工程規劃許可證第(2004)092號，該物業獲准發展的建築規模為地上面積34,820平方米及地下面積10,299平方米。吾等根據這些條件進行估值。

(6) 根據上海市徐滙區建設和管理委員會於二零零四年二月十七日發出的建築工程施工許可證第0302XH0079D01/310104200308291501號，該物業獲准施工的建築規模為45,000平方米。

(7) 根據城開集團表示，建議發展項目截至二零零七年九月三十日已支出的發展成本總額約為人民幣213,527,899元。吾等已於估值時計入該等成本。

(8) 假設該物業已根據城開集團提供予吾等的發展計劃建成並即時交吉及以分層方式出售，吾等認為該物業於估值日的「落成後資本值」合共為人民幣900,000,000元。

(9) 根據日期為二零零七年七月三十一日的營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元。

(10) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據日期為二零零七年七月三十一日之營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元；

(ii) 上海城開(集團)有限公司已支付土地使用權出讓合同所指該物業的所有土地出讓金；

(iii) 根據上海市房屋土地資源管理局於二零零四年二月十一日發出的上海市房地產權證第(2004) 006876號，上海城開(集團)有限公司已取得該物業的土地使用權，其地盤面積

為8,695平方米，土地使用年期由二零零三年十月八日起至二零五三年十月七日止，可作綜合用途；

(iv) 上海城開(集團)有限公司有權在該物業土地使用權剩餘期限內使用、轉讓、租賃及按揭該土地使用權而毋須向政府支付額外土地出讓金；

(v) 上海城開(集團)有限公司已取得上海市房地產權證、土地使用權出讓合同、建設用地批准書、建設用地規劃許可證、建設工程規劃許可證及其他有關批文；上海城開(集團)有限公司擁有發展及經營該物業發展的全部法定所有權；

(vi) 該物業的土地使用權受制於一項按予中國建設銀行上海徐滙支行的按揭，按揭額為人民幣170,000,000元；

(vii) 在承按人同意下，上海城開(集團)有限公司有權轉讓及再按揭該物業的土地使用權；及

(viii) 上海城開(集團)有限公司擁有該物業在建工程的所有權並有權轉讓、按揭及作出其他處理。

(11) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	有
建設用地規劃許可證	有
建設用地批准書	有
建築工程施工許可證	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
2	中國湖南省長沙市雨花區湘府路之擬建設天際湘江府	該物業包括一幅地盤面積180,541.33平方米(1,943,347平方呎)的地盤。 該物業計劃發展為住宅／商業發展項目，預計將於二零零九年落成。 據城開集團表示，於落成後，該物業所計劃總建築樓面面積約193,683平方米(2,084,804平方呎)，詳情如下：	該物業現正在興建。	人民幣410,000,000元 (城開集團應佔55%權益：人民幣225,500,000元)

部分	概約建築樓面面積 平方米	平方呎
住宅	163,479	1,759,688
商業	6,000	64,584
配套	4,750	51,129
地庫	19,454	209,403
	193,683	2,084,804

該物業已獲授土地使用權，年期於二零七四年八月三十一日屆滿，可作住宅用途。

附註：

(1) 根據長沙市國土資源局於二零零六年三月二十四日發出的五份國有土地使用權證，該物業(地盤總面積180,541.33平方米)的土地使用權歸屬長沙城普置業有限公司所有，年期將於二零七四年八月三十一日屆滿，可作住宅用途，詳情如下：

證書編號	地盤編號	地盤面積 *(平方米)*	規劃道路地盤面積 *(平方米)*	綠化區地盤面積 *(平方米)*
(2006)008516	1040034	24,224.89	5,637.84	631.71
(2006)008517	1040035	41,255.55	2,610.98	–
(2006)008518	1040036	27,432.81	2,624.18	–
(2006)008519	1040037	68,312.65	5,991.18	1,461.82
(2006)008520	1040038	19,315.43	3,160.62	–
		180,541.33	20,024.80	2,093.53

(2) 根據長沙市國土資源局(「甲方」)與長沙城普置業有限公司(「乙方」)於二零零五年八月十三日訂立的土地使用權出讓合同第20050169號，甲方同意出讓該物業的土地使用權，詳情概述如下：

(i) 地點： 雨花區湘府路以北

(ii) 地盤面積： 180,542.46平方米

(iii) 用途： 住宅

(iv) 土地使用期： 由移交土地日期起至二零七四年八月三十一日屆滿

(v) 地積比率： 不超過1.8

(3) 根據長沙市規劃管理局於二零零五年一月二十六日發出的建設用地規劃許可證第(2004)0371號，該物業獲准發展的詳情如下：

(i) 地盤面積： 202,669.3平方米

(ii) 覆蓋率： 26%

(iii) 地積比率： 不超過1.5

(4) 根據長沙市規劃管理局於二零零六年四月六日發出的四份建設工程規劃許可證，該物業部分獲准發展的建築規模詳情如下：

證書編號	建築樓面面積 (平方米)
2(2006)0053	2,299.59
1(2006)0069	10,078.61
1(2006)0077	9,285.33
1(2006)0078	9,518.24
總計：	31,181.77

(5) 根據湖南省建設廳於二零零六年四月十日發出的建築工程施工許可證第43000020060407-0101號，第一期天際湘江府獲准施工的建築規模為32,111.67平方米。

(6) 根據長沙市房屋產權管理局發出的二十五份商品房預售許可證，長沙城普置業有限公司獲准進行發展，詳情如下：

證書編號	座數	建築樓面面積 (平方米)
(2006)5103	A-01	2,372.78
(2006)5104	A-02	2,371.45
(2006)5105	A-03	1,785.72
(2006)5106	A-04	998.68
(2006)5107	A-05	998.68
(2006)5108	A-06	1,614.97
(2006)5109	A-07	1,001.23
(2006)5110	A-08	2,373.73
(2006)5111	A-09	2,373.73
(2006)5112	B-01	2,197.55

證書編號	座數	建築樓面面積 (平方米)
(2006)5113	B-02	1,270.75
(2006)5178	B-03	1,271.30
(2006)5179	B-04	2,412.34
(2006)5180	B-05	1,471.29
(2006)5181	B-06	2,826.46
(2007)5427	A-15	1,012.27
(2007)5428	A-16	1,012.27
(2007)5429	A-17	2,414.41
(2007)5430	A-18	1,033.34
(2007)5431	A-19	1,033.34
(2007)5515	A-10	1,041.40
(2007)5516	A-11	1,672.08
(2007)5517	A-12	1,041.40
(2007)5518	A-13	1,758.80
(2007)5519	A-14	1,758.80
	總計	41,118.77

(7) 根據城開集團表示，建議發展項目截至二零零七年九月三十日已支出的發展成本總額約為人民幣142,235,562元。吾等已於估值時計入該等成本。

(8) 假設該物業已根據城開集團提供予吾等的發展計劃建成並即時交吉及以分層方式出售，吾等認為該物業於估值日的「落成後資本值」合共為人民幣941,000,000元。

(9) 根據日期為二零零七年四月二十六日的營業執照第4301001004728號，長沙城普置業有限公司成立的營業期由二零零四年八月十九日起至二零一四年十一月十四日止。現時的註冊資本為人民幣102,110,000元。

根據日期為二零零六年十月三十一日的營業執照第4300001005819號，湖南城開德普置業有限公司成立的營業期由二零零四年三月九日起至二零三四年三月九日止。現時的註冊資本為人民幣114,110,000元。

(10) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據日期為二零零七年四月二十六日的營業執照第4301001004728號，長沙城普置業有限公司於二零零四年八月十九日成立，營業期由二零零四年八月十九日至二零零九年十一月十四日，並由湖南城開德普置業有限公司(99.61%)、上海城開(集團)有限公司(0.22%)及上海德普置業有限公司(0.17%)擁有權益。現時的註冊資本為人民幣102,110,000元；

(ii) 根據日期為二零零六年十月三十一日的營業執照第4300001005819號，湖南城開德普置業有限公司成立，營業期由二零零四年三月九日至二零三四年三月九日，並由上海城開(集團)有限公司(55%)及上海德普置業有限公司(45%)擁有權益。現時的註冊資本為人民幣114,110,000元；

(iii) 長沙城普置業有限公司已支付土地使用權出讓合同所指該物業的所有土地出讓金；

(iv) 根據長沙市國土資源局於二零零六年三月二十四日發出的五份房地產權證第(2006)008516、(2006)008517、(2006)008518、(2006)008519及(2006)008520號，長沙城普置業有限公司已取得該物業的土地使用權(包括總地盤面積為180,541.33平方米)，土地使用期至二零七四年八月三十一日屆滿，可作住宅用途；

(v) 長沙城普置業有限公司有權在該物業土地使用權剩餘期限內使用、轉讓、租賃及按揭該土地使用權而毋須向政府支付額外土地出讓金。長沙城普置業有限公司有權發展及經營該物業；

(vi) 長沙城普置業有限公司已取得發展該物業的所需許可證及批文；

(vii) 該物業地盤第1040034及1040035號(包括總地盤面積65,480.44平方米)的土地使用權受制於按予上海浦東發展銀行長沙分行的按揭，按揭額為人民幣220,000,000元；及

(viii) 在承按人同意下，長沙城普置業有限公司有權轉讓及再按揭地盤第1040034及1040035號的土地使用權。

(11) 據上海城開(集團)有限公司表示，該物業於二零零四年二月被購入時的收購成本為人民幣189,560,095元。

(12) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

國有土地使用權證	有
建設用地規劃許可證	有
建設工程規劃許可證	有
建築工程施工許可證	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
3	中國上海市閔行區萬源居住小區B、C、D、E及F街坊之擬建設萬源城	該物業包括一幅地盤面積560,463平方米(6,032,824平方呎)的地盤。 該物業計劃發展為住宅發展項目，主要包括別墅及高檔公寓。 據城開集團表示，於落成後，該物業所計劃總建築樓面面積約897,966平方米(9,665,706平方呎)，包括動遷區及4,709個停車場車位，詳情如下(請看附註(6))：	該物業之E地段及B地段現正進行興建，而其餘部分則為空置。	人民幣4,008,000,000元 (城開集團應佔90%權益：人民幣3,607,200,000元)

部分	概約建築樓面面積 平方米	平方呎
住宅	850,386	9,153,555
配套	47,580	512,151
	897,966	9,665,706

該物業已獲授土地使用權，年期各自由二零零二年二月六日至二零七二年二月五日及由二零零二年七月八日至二零七二年七月七日，可作住宅用途。

附註：

(1) 根據上海市房屋土地資源管理局頒發的六份上海市房地產權證，該物業(包括總地盤面積560,463平方米)的土地使用權歸屬上海萬源房地產開發有限公司所有，可作住宅用途，詳情如下：

地段編號	證書編號	頒發日期	土地使用期	地盤面積(平方米)
B地段	(2002) 001207	二零零二年二月六日	二零零二年二月六日至二零七二年二月五日	114,924
C地段	(2002) 008022	二零零二年七月九日	二零零二年七月八日至二零七二年七月七日	110,819
D地段	(2002) 006522	二零零二年七月九日	二零零二年七月八日至二零七二年七月七日	113,454
E1地段	(2002) 063769	二零零二年二月六日	二零零二年二月六日至二零七二年二月五日	49,927
E2地段	(2002) 083768	二零零二年二月六日	二零零二年二月六日至二零七二年二月五日	70,430
F地段	(2002) 008021	二零零二年二月六日	二零零二年二月六日至二零七二年二月五日	100,909
			總計：	560,463

(2) 根據上海市房屋土地資源管理局(「甲方」)與上海萬源房地產開發有限公司(「乙方」)於二零零二年一月十五日訂立的土地使用權出讓合同第(2002)6號，甲方同意出讓該物業的土地使用權，詳情概述如下：

(i) 地點： 上海閔行區萬源居住小區B地段
(ii) 地盤面積： 114,924平方米
(iii) 土地使用期： 70年
(iv) 土地出讓金： 人民幣6,205,896元

根據日期為二零零五年十二月二十日之土地使用權出讓合同第(2002)141號之補充文件第(2005)44號，該合同已作調整，詳情如下：

(i) 地點： 上海閔行區萬源居住小區C地段
(ii) 地盤面積： 110,819.10平方米
(iii) 許可建築樓面面積： 192,517平方米
(iv) 土地出讓金： 人民幣41,994,810元

根據上海市房屋土地資源管理局(「甲方」)與上海萬源房地產開發有限公司(「乙方」)於二零零二年七月一日訂立的土地使用權出讓合同第(2002)141號，甲方同意出讓該物業的土地使用權，詳情概述如下：

(i) 地點： 上海閔行區萬源居住小區C地段
(ii) 地盤面積： 117,815平方米
(iii) 土地使用期： 70年
(iv) 土地出讓金： 人民幣6,362,010元

根據日期為二零零五年十二月二十日之土地使用權出讓合同第(2002)142號之補充文件第(2005)45號，該合同已作調整，詳情如下：

(i) 地點： 上海閔行區萬源居住小區D地段
(ii) 地盤面積： 113,454.20平方米
(iii) 許可建築樓面面積： 265,743.60平方米，包括203,905.80平方米地上面積(包括183,540.20平方米作商品住宅用途、15,858.10平方米作商業用途、4,507.50平方米作配套用途)及61,837.80平方米作地庫
(iv) 額外土地出讓金： 人民幣46,047,600元

根據上海市房屋土地資源管理局(「甲方」)與上海萬源房地產開發有限公司(「乙方」)於二零零二年七月一日訂立的土地使用權出讓合同第(2002)142號，甲方同意出讓該物業的土地使用權，詳情概述如下：

(i) 地點： 上海閔行區萬源居住小區D地段
(ii) 地盤面積： 113,454平方米
(iii) 土地使用期： 70年
(iv) 土地出讓金： 人民幣6,126,516元

根據日期為二零零五年九月六日之土地使用權出讓合同第(2002)7號之補充文件第(2005)31號，該合同已作調整，詳情如下：

(i)	地點：	上海閔行區萬源居住小區E地段
(ii)	地盤面積：	120,357.40平方米
(iii)	許可建築樓面面積：	259,791平方米，包括70,536平方米地庫面積 (第一期：120,097平方米，包括24,887平方米地庫面積) (第二期：139,694平方米，包括45,649平方米地庫面積)
(iv)	土地出讓金：	人民幣40,697,862元

根據上海市房屋土地資源管理局(「甲方」)與上海萬源房地產開發有限公司(「乙方」)於二零零二年一月十五日訂立的土地使用權出讓合同第(2002)7號，甲方同意出讓該物業的土地使用權，詳情概述如下：

(i)	地點：	上海閔行區萬源居住小區E地段
(ii)	地盤面積：	121,853平方米
(iii)	用途：	住宅
(iv)	土地使用期：	70年
(v)	許可建築樓面面積：	114,924平方米
(vi)	土地出讓金：	人民幣6,580,062元

根據日期為二零零五年十二月二十日之土地使用權出讓合同第(2002)8號之補充文件第(2005)46號，該合同已作調整，詳情如下：

(i)	地點：	上海閔行區萬源居住小區F地段
(ii)	地盤面積：	100,908.80平方米
(iii)	許可建築樓面面積：	233,707平方米，包括173,213平方米地上面積及60,494平方米地庫面積
(iv)	土地出讓金：	人民幣33,265,938元

根據上海市房屋土地資源管理局(「甲方」)與上海萬源房地產開發有限公司(「乙方」)於二零零二年一月十五日訂立的土地使用權出讓合同第(2002)8號，甲方同意出讓該物業的土地使用權，詳情概述如下：

(i)	地點：	上海閔行區萬源居住小區F地段
(ii)	地盤面積：	101,147平方米
(iii)	土地使用期：	70年
(iv)	土地出讓金：	人民幣5,461,938元

(3) 根據上海市閔行區規劃管理局於二零零四年十二月二十九日發出的五份建設用地規劃許可證，該物業獲准發展的詳情如下：

證書編號	**地段編號**	**地盤面積** *(平方米)*
(2004) 1273	B地段	151,741
(2004) 1274	C地段	165,868
(2004) 1275	D地段	161,322
(2004) 1276	E地段	146,548
(2004) 1277	F地段	154,616
		780,095

(4) 根據上海市閔行區規劃管理局發出的兩份建設工程規劃許可證，該物業E地段獲准發展的建築規模詳情如下：

證書編號	頒發日期	建築規模（平方米）
(2005)12050812F01685	二零零五年八月十一日	141,236
(2005)12050524F00766	二零零五年五月二十三日	120,097
		261,333

(5) 根據上海市建築業管理辦公室於二零零六年六月二十三日發出的建築工程施工許可證第0501MH0036D01/310112200504281119號，B地段獲准施工的建築規模為82,610平方米。

根據上海市建築業管理辦公室於二零零五年五月三十日發出的建築工程施工許可證第0501MH0002D01/310112200501070719號，E地段獲准施工的建築規模為261,333平方米。

(6) 根據上海市城市規劃管理局於二零零四年七月二十二日發出的有關閔行區萬源居住小區詳細規劃的批覆第(2004)760號，A地段之規劃用途為地區公園及社區設施用途，而B、C、D、E及F地段則作住宅用途，詳情如下：

(i)	地積比率：	不超過1.33
(ii)	許可建築樓面面積：	地上面積830,000平方米
(iii)	覆蓋率：	16.1%
(iv)	綠化比率：	42.9%

吾等已根據該等狀況作出估值。

(7) 據城開集團表示，建議發展項目截至二零零七年九月三十日已支出的發展成本總額約為人民幣941,725,681元。吾等已於估值時計入該等成本。

(8) 根據上海市閔行房屋土地資源管理局發出的四份預售／銷售許可證書，E2地段的興建中工程已獲准預售。證書的詳情如下：

證書編號	用途	建築樓面面積	發出日期
2007-000093	住宅	21,201.08	二零零七年二月二日
2007-000246	住宅	29,586.58	二零零七年三月三十日
2007-000406	住宅	32,301.61	二零零七年五月十二日
2007-000530	住宅	17,469.20	二零零七年六月十二日

(9) 假設該物業已根據提供予吾等的發展計劃建成並即時交吉及以分層方式出售，吾等認為該物業於估值日的「落成後資本值」合共為人民幣9,698,000,000元。

(10) 根據日期為二零零六年五月十七日的營業執照第3101121030958號，上海萬源房地產開發有限公司成立的營業期由一九九九年五月十七日至二零一四年五月十六日。現時的註冊資本為人民幣300,000,000元。

(11) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有（其中包括）以下資料：

(i) 根據營業執照第3101121030958號，上海萬源房地產開發有限公司於一九九九年五月十七日成立，經營期由一九九九年五月十七日至二零一四年五月十六日，並由上海城開（集團）有限公司(90%)及上海珠峰企業發展有限公司(10%)擁有權益。現時的註冊資本為人民幣300,000,000元；

(ii) 上海萬源房地產開發有限公司已支付土地使用權出讓合同所指該物業的所有土地出讓金；

(iii) 根據六份上海市房地產權證第(2002)001207、(2002)063769、(2002)083768、(2002)008021、(2002)008022及(2002)006522號，上海萬源房地產開發有限公司已取得該物業的土地使用權（包括總地盤面積560,463平方米），可作住宅用途；

(iv) 上海萬源房地產開發有限公司有權在該物業土地使用權剩餘期限內使用、轉讓、租賃及按揭該土地使用權，而毋須向政府支付額外土地出讓金；

(v) 上海萬源房地產開發有限公司已就E及B地段取得建設用地規劃許可證、建設工程規劃許可證及建築工程施工許可證；上海萬源房地產開發有限公司有權發展及經營該物業；

(vi) 該物業B及E地段及C、D及F地段的土地使用權受制於按予中國農業銀行上海市靜安支行及中國農業銀行上海市分行的按揭，按揭額分別為人民幣550,000,000元及人民幣1,000,000,000元；及

(vii) 在承按人同意下，上海萬源房地產開發有限公司有權轉讓及再按揭B、C、D、E及F地段的土地使用權。

(12) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	有
建設用地規劃許可證	有
建設工程規劃許可證	有
建築工程施工許可證	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
4	中國安徽省合肥市二環南路之擬建設紳城花園	該物業包括一塊地盤面積118,970.10平方米(1,280,594平方呎)之綜合土地。 該物業計劃發展為商住發展項目，預計將於二零零九年落成。 據城開集團表示，該物業落成後，預計有總樓面面積約267,185平方米(2,875,979平方呎)作綜合用途。 該物業已獲授土地使用權，年期為70年作住宅用途及40年作商業用途。	該物業現正進行興建。	人民幣414,000,000元

附註：

(1) 根據合肥市國土資源局(「甲方」)與上海城開集團合肥置業有限公司(「乙方」)於二零零六年五月九日訂立之土地使用權出讓合同，甲方同意授出之該物業土地使用權，詳情如下：

(i)	地點：	二環南路
(ii)	地盤面積：	229,805.90平方米(只授出134,547.48平方米地盤面積)；該物業之最終地盤面積為118,970.10平方米。有關詳情，請參閱附註(2)之國有土地使用權證。
(iii)	用途：	住宅及商業
(iv)	土地使用期：	70年作住宅用途及40年作商業用途
(v)	地積比率：	2.6
(vi)	綠化比率：	不少於20%
(vii)	地價：	人民幣52,473,517元
(viii)	賠償費用：	人民幣75,835,947元(承授人須與原來之土地使用人協商費用)
(ix)	建築規約：	建築工程須於二零零六年十二月三十一日前展開。

完成該物業建議工程項目之總投資25%後，上海城開集團合肥置業有限公司有權轉讓該物業。

(2) 根據合肥市國土資源局分別於二零零七年五月二十四日及二零零七年六月四日發出之兩份國有土地使用權證，該物業之土地使用權(包括總地盤面積118,970.10平方米)已歸屬予上海城開集團合肥置業有限公司，土地使用期於二零四六年六月十四日(商業用途)及二零七六年六月十四日(住宅用途)屆滿，詳情如下：

證書編號	地盤編號	地盤面積 *(平方米)*
(2007)318	B23089	59,549.71
(2007)352	B23090	59,420.39
		118,970.10

(3) 根據合肥市規劃局於二零零六年四月七日頒發之建設用地規劃許可證第(2006)077號，該物業獲准發展之詳情如下：

(i)	地盤面積：	229,805,90平方米(包括32,882.40平方米作道路用途及15,709.12平方米作綠化用途)
(ii)	地盤覆蓋率：	不超過20%
(iii)	樓宇高度：	不高於120米

(4) 根據合肥市規劃管理局分別於二零零七年五月二十八日及二零零七年七月十七日發出的十七份建設用地規劃許可證，該物業部分獲准發展，興建規模詳情如下：

證書編號	項目名稱	建築樓面面積 *(平方米)*
2007393	紳城花園第A-1幢	1,953.8
2007394	紳城花園第A-2幢	1,944.2
2007395	紳城花園第A-3幢	1,301.0
2007396	紳城花園第A-4幢	1,924.4
2007397	紳城花園第A-5幢	1,923.9
2007398	紳城花園第A-6幢	1,924.4
2007399	紳城花園第A-7幢	1,314.6
2007400	紳城花園第A-8幢	1,301.0
2007401	紳城花園第A-9幢	1,944.2
2007402	紳城花園第A-10幢	1,302.7
2007403	紳城花園第A-11幢	1,608.9
2007404	紳城花園第A-12幢	1,944.2
2007405	紳城花園第A-13幢	1,301.0
2007406	紳城花園第A-14幢	1,301.0
2007407	紳城花園第A-24幢	2,590.7
2007408	紳城花園第A-25幢	2,593.8
2007627	紳城花園第B-1幢	1,328.6
	合計：	29,502.4

(5) 據城開集團表示，建議發展項目截至二零零七年九月三十日已支出的發展成本總額約為人民幣53,751,284元。吾等已於估值時計入該等成本。

(6) 假設該物業已根據城開集團提供予吾等的發展計劃建成並即時交吉及以分層方式出售，吾等認為該物業於估值日的「落成後資本值」合共為人民幣1,120,000,000元。

(7) 根據日期為二零零七年六月一日之營業執照第3401001007214號，上海城開集團合肥置業有限公司成立的經營期自二零零六年三月一日至二零二六年二月二十八日。現時之註冊資本為人民幣200,000,000元。

(8) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據營業執照第3401001007214號，上海城開集團合肥置業有限公司成立的經營期自二零零六年三月一日至二零二六年二月二十八日，並由上海城開(集團)有限公司全資擁有。現時之註冊資本為人民幣200,000,000元；

(ii) 上海城開集團合肥置業有限公司已支付土地使用權出讓合同所指該物業的所有土地出讓金；

(iii) 根據合肥市國土資源局分別於二零零七年五月二十四日及二零零七年六月四日發出之兩份國有土地使用權證第(2007) 318號及第(2007) 352號，上海城開集團合肥置業有限公司已取得該物業之土地使用權(包括總地盤面積118,970.10平方米)，土地使用期於二零四六年六月十四日(商業用途)及二零七六年六月十四日(住宅用途)屆滿；

(iv) 上海城開集團合肥置業有限公司有權在該物業土地使用權剩餘期限內使用、轉讓、租賃及按揭該土地使用權，而毋須向政府支付額外土地出讓金。上海城開集團合肥置業有限公司有權發展及經營該物業；

(v) 上海城開集團合肥置業有限公司已取得發展該物業的所需許可證及批文；及

(vi) 該物業並無作出任何按揭。

(9) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

國有土地使用權證	有
土地使用權出讓合同	有
建設用地規劃許可證	有
建設工程規劃許可證	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
5	中國江蘇省昆山市周市鎮迎賓路南側、漢浦塘河西側之擬建設琨城帝景園	該物業包括一塊地盤面積205,016.5平方米(2,206,798平方呎)之綜合土地。 據城開集團表示，該物業落成後，計劃將分三期發展洋房及公寓之住宅發展項目，總建築樓面面積約264,030.12平方米(2,842,020平方呎)。 該物業已獲授土地使用權，至二零四四年三月二十五日屆滿之土地使用期作商業用途，至二零七四年三月二十五日屆滿之土地使用期作住宅用途。	該物業現正進行興建。	人民幣428,000,000元 (城開集團應佔90%權益：人民幣385,200,000元)

附註：

(1) 根據昆山市國土資源局於二零零六年四月二十一日頒發之國有土地使用權證第(2006)12006106007號，地盤面積205,016.50平方米之物業土地使用權已歸屬予昆山城開房地產開發有限公司，至二零四四年三月二十五日屆滿之土地使用期內作商業用途，至二零七四年三月二十五日屆滿之土地使用期內作住宅用途。

(2) 根據昆山市國土資源局(「甲方」)與上海城開(集團)有限公司(「乙方」)訂立之土地使用權出讓合同第(2003)62號，甲方同意授出之該物業土地使用權詳情如下：

(i)	地點：	周市鎮迎賓路南側、漢浦塘河西側
(ii)	地盤面積：	201,168.90平方米
(iii)	用途：	旅遊、商業及住宅
(iv)	土地使用期：	70年作住宅用途及40年作旅遊及商業用途
(v)	地積比率：	1.2
(vi)	地盤覆蓋率：	不超過30%
(vii)	綠化比率：	不少於45%
(viii)	土地出讓金：	每平方米人民幣780元(等值於人民幣156,911,742元)

(3) 根據昆山市規劃局於二零零六年一月二十五日頒發之建設用地規劃許可證第2006-0034號，該物業獲准發展之地盤面積為205,018.60平方米。

(4) 根據昆山市規劃管理局於二零零六年五月三十一日發出的建設工程規劃許可證，該物業部分獲准發展，興建規模詳情如下:

證書編號	建築樓面面積 (平方米)
2006-2349-2354	3,136.8
2006-2355-2358	1,788.4
2006-2359-2363	2,789.0
2006-2364	503.9
2006-2365-2369/3795	2,170.2
2006-2370/3791	868.0
2006-2372-2376	2,315.0
2006-2377-2380	1,702.0
2006-2381	14,423.4
2006-2382	9,760.0
2006-2383	10,699.0
2006-2384	5,103.0
2006-2385	11,099.0
2006-2386	14,935.6
2006-2387	230.0
2006-2388	3,461.0
	84,984.3

(5) 根據日期為二零零七年五月二十六日之營業執照第3205831104323號，昆山城開房地產開發有限公司成立之經營期由二零零四年七月五日至二零三四年七月五日。現時之註冊資本為人民幣100,000,000元。

(6) 據城開集團表示，建議發展項目截至二零零七年九月三十日已支出的發展成本總額約為人民幣107,204,808元。吾等已於估值時計入該等成本。

(7) 假設該物業已根據城開集團提供予吾等的發展計劃建成並即時交吉及以分層方式出售，吾等認為該物業於估值日的「落成後資本值」合共為人民幣1,196,000,000元。

(8) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據日期為二零零七年五月二十六日之營業執照第3205831104323號，昆山城開房地產開發有限公司成立之經營期由二零零四年七月五日至二零三四年七月五日，並由上海城開(集團)有限公司(90%)及上海中新房地產開發公司(10%)擁有權益。現時之註冊資本為人民幣100,000,000元；

(ii) 昆山城開房地產開發有限公司已支付該物業之所有地價；

(iii) 根據江蘇省昆山市國土資源局於二零零六年四月二十一日頒發之國有土地使用證第(2006)12006106007號，昆山城開房地產開發有限公司已取得總地盤面積205,016.50平

方米之該物業土地使用權，至二零四四年三月二十五日屆滿之土地使用期內作商業用途，至二零七四年三月二十五日屆滿之土地使用期內作住宅用途；

(iv) 昆山城開房地產開發有限公司有權在該物業土地使用權剩餘期限內使用、轉讓、租賃及按揭該土地使用權，而毋須向政府支付額外土地出讓金；

(v) 該物業已按揭予中國建設銀行昆山支行；及

(vi) 昆山城開房地產開發有限公司已取得建設用地規劃許可證。

(9) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

國有土地使用權證	有
土地使用權出讓合同	有
建設用地規劃許可證	有
建設工程規劃許可證	有

第二類－城開集團於中國持有之作未來發展物業

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
6	中國上海市徐滙區徐家滙150街坊88號之綜合地塊	該物業包括一塊地盤面積35,343平方米(380,432平方呎)之綜合土地。 據城開集團表示，該物業落成後，預計有總建築樓面面積約168,414.75平方米(1,812,816平方呎)，可作綜合用途。 該物業的土地使用權已轉讓，年期由一九九六年七月二十三日至二零四六年七月二十二日，可作綜合用途(商業及住宅用途)。	該物業之上建有數幢臨時商業樓宇。(請看附註(1))	人民幣2,520,000,000元 (城開集團應佔60%權益：人民幣1,512,000,000元)

附註：

(1) 根據上海市房屋土地管理局於二零零七年六月二十六日頒發之上海市房地產權證第(2007)012691號，地盤面積35,343平方米之物業土地使用權已歸屬予上海寰宇城市投資發展有限公司，土地使用期由一九九六年七月二十三日至二零四六年七月二十二日，可作綜合用途(商業及住宅用途)。

根據視察所得，該物業之上建有數幢臨時樓宇，然而，進行估值之過程中，吾等並無將此等樓宇計入估值。

(2) 根據上海市城市規劃管理局於二零零五年八月九日頒佈的關於徐滙區寰宇基地開發容量的批覆第(2005)694號，該物業獲批准之開發容量詳情如下：

(i)	地點：	位於徐家滙副中心西北部，西、北起廣元路、廣元西路，南至虹橋路，東至天平路和港滙廣場之六塊土地
(ii)	地盤面積：	13.2公頃
(iii)	地積比率：	4.0(地塊1及2之地積比率有待確定)
(iv)	核准建築樓面面積：	地面建築樓面面積不超過629,000平方米

(3) 根據日期為二零零五年十二月三十日之營業執照第3100001007238號，上海寰宇城市投資發展有限公司成立時之註冊資本為人民幣830,528,640元，經營期自一九九六年五月十七日至二零五四年七月二十六日。

(4) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據營業執照第3100001007238號，上海寶宇城市投資發展有限公司於一九九六年五月十七日成立之註冊資本為人民幣830,528,640元，經營期自一九九六年五月十七日至二零五四年七月二十六日，並由上海城開(集團)有限公司(60%)、上海徐滙土地發展有限公司(30%)及上海徐家滙商城(集團)有限公司(10%)擁有權益；

(ii) 上海寶宇城市投資發展有限公司已支付土地使用權出讓合同所指該物業的所有土地出讓金；

(iii) 根據上海市房屋土地管理局於二零零七年六月二十六日頒發之上海市房地產權證第(2007)012691號，該物業(總地盤面積35,343平方米)之土地使用權已歸屬予上海寶宇城市投資發展有限公司，由一九九六年七月二十三日至二零四六年七月二十二日屆滿之土地使用期內作綜合用途(商業及住宅用途)；

(iv) 上海寶宇城市投資發展有限公司有權在該土地使用權剩餘期限內使用、轉讓、租賃及按揭該土地使用權，而毋須向政府支付額外土地出讓金。上海寶宇城市投資發展有限公司有權發展及經營該物業；及

(v) 該物業並無作出任何按揭。

(5) 據上海城開(集團)有限公司表示，該物業於二零零五年十月被購入時的收購成本為人民幣976,035,557元。

(6) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
7	中國上海市徐滙區復興西路42號之住宅地塊	該物業包括一塊綜合土地，地盤面積為258平方米(2,777平方呎)。 該物業之土地使用權已劃撥，並無指定之年期，可作住宅用途。	該物業現正空置。	無商業價值(請看附註(2))

附註：

(1) 根據上海市房屋土地資源管理局於二零零二年六月二十日發出之上海市房地產權證第(2002)021073號，該物業之土地使用權(包括地盤面積258平方米)已歸屬予上海城開(集團)有限公司，土地使用期並無指定期限，可作住宅用途。

(2) 根據上海市房地產權證，該物業之土地使用權屬劃撥性質，惟於出售時受政府批准及額外土地出讓金所限制。然而，假設已取得政府批准、已支付額外土地出讓金及該物業可自由轉讓，則該物業於二零零七年九月三十日現況下之資本值為人民幣1,800,000元。

(3) 根據日期為二零零七年七月三十一日的營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元。

(4) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據日期為二零零七年七月三十一日之營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元；

(ii) 根據日期為二零零二年六月二十日之上海市房地產權證第(2002)021073號，上海城開(集團)有限公司已取得該物業之土地使用權(包括地盤面積258平方米)，土地使用權並無指定期限，可作住宅用途；

(iii) 上海城開(集團)有限公司有權使用、轉讓、租賃及按揭該物業之土地使用權；及

(iv) 土地使用權屬劃撥性質。於該物業之所有權轉讓時，須經相關政府批准及承授方應繳納土地使用權出讓金。轉讓房地產所獲收益中的土地收益應上繳政府或作其他處理。

(5) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
8	中國上海市徐滙區康平路203弄22號西側之住宅地塊	該物業包括一塊綜合土地，地盤面積為391平方米(4,209平方呎)。 該物業之土地使用權已劃撥，並無指定之年期，可作住宅用途。	該物業現正空置。	無商業價值 (請看附註(2))

附註：

(1) 根據上海市房屋土地資源管理局於二零零三年三月十日頒發之房地產權證第(2003)006777號，該物業之土地使用權(包括地盤面積391平方米)已歸屬予上海城開(集團)有限公司，土地使用期並無指定期限，可作住宅用途。

(2) 根據房地產權證，該物業之土地使用權屬劃撥性質，惟於出售時受政府批准及額外土地出讓金所限制。然而，假設已取得政府批准、已支付額外土地出讓金及該物業可自由轉讓，則該物業於二零零七年九月三十日現況下之資本值為人民幣2,730,000元。

(3) 根據日期為二零零七年七月三十一日的營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元。

(4) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據日期為二零零七年七月三十一日之營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元；

(ii) 根據日期為二零零三年三月十日之房地產權證第(2003)006777號，上海城開(集團)有限公司已取得該物業之土地使用權(包括地盤面積391平方米)，土地使用權並無指定期限，可作住宅用途；

(iii) 上海城開(集團)有限公司有權使用、轉讓、租賃及按揭該物業之土地使用權；及

(iv) 土地使用權屬劃撥性質。於該物業之所有權轉讓時，須經相關政府批准及承授方應繳納土地使用權出讓金。轉讓房地產所獲收益中的土地收益應上繳政府或作其他處理。

(5) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

房地產權證	有
營業執照	有

第三類－城開集團於中國擁有並佔用之物業

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
9	中國上海市徐滙區中山南二路1057弄7號住宅大樓部分	該物業包括一九九四年建成之三層高住宅大樓部分。 該物業之總建築樓面面積1,658.31平方米(17,850平方呎)。 該物業之土地使用權已劃撥，並無指定之年期，可作住宅用途。	該物業已出租，並無指定年期，月租為人民幣45,659.93元。	無商業價值 (請看附註(2))

附註：

(1) 根據上海市房屋土地資產管理局於一九九八年八月二十八日頒發之上海市房地產權證第(1998)008978號，中山南二路1057弄4、6及7號之土地使用權及房屋所有權(包括地盤面積8,081平方米及總樓面面積46,787.14平方米(包括地庫面積1,453.59平方米))已劃撥予上海城開(集團)有限公司，土地使用權並無指定期限，可作住宅用途。

(2) 根據上海市房地產權證，該物業之土地使用權屬劃撥性質，惟於出售時受政府批准及額外土地出讓金所限制。然而，假設已取得政府批准、已支付額外土地出讓金及該物業可自由轉讓，則該物業於二零零七年九月三十日現況下之資本值為人民幣12,700,000元。

(3) 根據日期為二零零七年七月三十一日的營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元。

(4) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據日期為二零零七年七月三十一日之營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元；

(ii) 根據日期為一九九八年八月二十八日之上海市房地產權證第(1998)008978號，上海城開(集團)有限公司已取得該物業之土地使用權及房屋所有權(現時包括總樓面面積1,658.31平方米)，土地使用權並無指定期限，可作住宅用途；

(iii) 上海城開(集團)有限公司有權於指定期內使用、轉讓、租賃及按揭該物業之土地使用權及房屋所有權；

(iv) 土地使用權屬劃撥性質。於該物業之所有權轉讓時，須經相關政府批准及承授方應繳納土地使用權出讓金。轉讓房地產所獲收益中的土地收益應上繳政府或作其他處理；及

(v) 該物業已按揭予上海農村商業銀行徐滙支行，由二零零七年七月二十七日至二零零八年七月二十五日。

(5) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
10	中國上海市徐滙區羅秀路776號1、2及8號全幢	該物業包括分別於一九六五年、一九六八年及一九九一年建成之兩層高、單層高及五層高工廠。 該物業之總建築樓面面積6,735.92平方米(72,505平方呎)。 該物業之土地使用權已劃撥，並無指定之年期，可作工業用途。	該物業現正空置。	無商業價值(請看附註(2))

附註：

(1) 根據上海市房屋土地管理局於二零零零年五月頒發之上海市房地產權證第(2000)016188號，該物業之土地使用權及房屋所有權(包括地盤面積7,195平方米及總樓面面積6,735.92平方米)已歸屬予上海紙盒十六廠，土地使用權並無指定期限，可作工業用途。

(2) 根據上海市房地產權證，該物業之土地使用權屬劃撥性質，惟於出售時受政府批准及額外土地出讓金所限制。然而，假設已取得政府批准、已支付額外土地出讓金及該物業可自由轉讓，則該物業於二零零七年九月三十日現況下之資本值為人民幣12,000,000元。

(3) 根據日期為二零零七年七月二十四日之營業執照第310104000001404號，上海紙盒十六廠成立的營業期由一九八一年七月二十日起並無限營業期。現時之註冊資本為人民幣826,000元。

(4) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據日期為二零零七年七月二十四日之營業執照第310104000001404號，上海紙盒十六廠成立的營業期由一九八一年七月二十日起並無限營業期，由上海城開(集團)有限公司全資擁有。現時之註冊資本為人民幣826,000元；

(ii) 根據上海市房地產權證第(2000)016188號，上海紙盒十六廠已取得該物業之土地使用權及房屋所有權(包括總樓面面積6,735.92平方米)，可作工業用途；

(iii) 上海紙盒十六廠有權使用、轉讓、租賃及按揭該物業之土地使用權及房屋所有權；及

(iv) 土地使用權屬劃撥性質。於該物業之所有權轉讓時，須經相關政府批准及承授方應繳納土地使用權出讓金。轉讓房地產所獲收益中的土地收益應上繳政府或作其他處理。

(5) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	有
營業執照	有

物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
11 中國上海市徐滙區肇嘉濱路333號8、9及10樓的20個辦公室單位及12個車位	該物業包括於二零零一年建成之十六層高綜合大樓第8、9及10層之二十個辦公室單位及十二個車位。 該物業之總建築樓面面積5,640.10平方米(60,710平方呎)。 該物業之土地使用權已轉讓，年期由一九九二年十二月六日至二零四二年十二月五日，可作綜合用途。	該物業由城開集團佔用，作辦公室用途。	人民幣83,660,000元

附註：

(1) 根據上海市房屋土地資源管理局於二零零三年十二月二十一日頒發之十六份上海市房地產權證，該物業之土地使用權及房屋所有權(包括總地盤面積599.50平方米及總建築樓面面積5,640.10平方米)已歸屬予上海城開(集團)有限公司，土地使用期由一九九二年十二月六日至二零四二年十二月五日，可作綜合用途，詳情如下：

證書編號	單位編號／停車場編號	分攤土地面積(平方米)	停車場總樓面面積(平方米)	總樓面面積(平方米)
(2004)000428	905及906室／24號停車位	44.20	49.03	372.77
(2004)000431	807室	18.60	–	156.48
(2004)000434	1001室／26號停車位	53.80	49.03	453.71
(2004)000441	1002室／27號停車位	55.70	49.03	469.55
(2004)000446	1003室／28號停車位	49.10	49.03	413.78
(2004)000448	1004室／29號停車位	49.40	49.03	416.48
(2004)000451	907及908室／25號停車位	44.50	49.03	374.62
(2004)000461	903及904室／23號停車位	53.50	49.03	450.86
(2004)000465	901及902室／22號停車位	53.50	49.03	450.86
(2004)000468	808室／32號停車位	25.90	49.03	218.14
(2004)000474	805室／31號停車位	25.90	49.03	218.14
(2004)000477	804室／21號停車位	35.70	49.03	301.16
(2004)000481	802室	17.80	–	149.70
(2004)000484	801室／20號停車位	35.70	49.03	301.16
(2004)000485	803室	17.80	–	149.70
(2004)000486	806室	18.40	–	154.63
		599.50	588.36	5,051.74

(2) 根據日期為二零零七年七月三十一日的營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元。

(3) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據日期為二零零七年七月三十一日之營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元；

(ii) 根據日期為二零零三年十二月二十一日之十六份上海市房地產權證第(2004)000428、(2004)000431、(2004)000434、(2004)000441、(2004)000446、(2004)000448、(2004)000451、(2004)000461、(2004)000465、(2004)000468、(2004)000474、(2004)000477、(2004)000481、(2004)000484、(2004)000485及(2004)000486號，上海城開(集團)有限公司已取得該物業之土地使用權及房屋所有權(包括總建築樓面面積5,640.10平方米)；

(iii) 上海城開(集團)有限公司有權於指定期內使用、轉讓、租賃及按揭該物業之土地使用權及房屋所有權；及

(iv) 該物業已按揭予上海浦東開發銀行徐滙支行，由二零零六年四月十八日至二零零九年四月十七日，按揭額為人民幣70,000,000元。

(4) 據上海城開(集團)有限公司表示，該物業於二零零三年十二月被購入時的收購成本為人民幣42,377,783元。

(5) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
12	中國江蘇省常熟市沙家濱鎮上海總工會渡假村南區C10幢	該物業包括於二零零零年建成之三層高獨立別墅。 該物業之建築樓面面積639平方米(6,878平方呎)。 該物業已獲授土地使用權，年期至二零四四年十二月二十日屆滿，可作旅遊用途。	該物業現正空置。	人民幣2,780,000元

附註：

(1) 根據常熟市房地產管理局於二零零一年一月八日頒發之房屋所有權證第00000360號，該物業之房屋所有權(包括建築樓面面積639平方米)已歸屬於上海城開(集團)有限公司。

(2) 根據常熟市國土資源局於二零零五年七月十八日頒發之國有土地使用權證第(2005)001333號，該物業之土地使用權(包括地盤面積1,006平方米)已歸屬予上海城開(集團)有限公司，土地使用期至二零四四年十二月二十日屆滿，可作旅遊用途。

(3) 根據日期為二零零七年七月三十一日的營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元。

(4) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據日期為二零零七年七月三十一日之營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元；

(ii) 根據房屋所有權證第00000360號及國有土地使用權證第(2005)001333號，上海城開(集團)有限公司已取得該物業之土地使用權及房屋所有權(包括建築樓面面積639平方米)；

(iii) 上海城開(集團)有限公司有權於指定期內使用、轉讓、租賃及按揭該物業之土地使用權及房屋所有權；及

(iv) 該物業並無作出任何按揭。

(5) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

國有土地使用權證	有
房屋所有權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
13	中國上海市徐滙區襄陽南路393弄4號之辦公室大樓	該物業包括於一九九八年建成之四層高辦公室大樓。 該物業包括建築樓面面積576平方米(6,200平方呎)。	該物業已出租，租約期由二零零六年一月一日至二零一五年十月三十一日，月租為人民幣5,875元。	無商業價值 (請看附註(2))

附註：

(1) 根據上海市房屋土地資源管理局於一九九六年二月二十九日頒發之上海市房地產權證第0080236號，該物業之房屋所有權(包括建築樓面面積576平方米)已歸屬予上海市徐滙區城市建設開發總公司，可作辦公室用途。

(2) 根據上述上海市房地產權證，該物業之土地使用權屬劃撥性質，惟於出售時受政府批准及額外土地出讓金所限制。然而，假設已取得政府批准、已支付額外土地出讓金及該物業可自由轉讓，則該物業於二零零七年九月三十日現況下之資本值為人民幣7,270,000元。

(3) 根據日期為二零零七年七月三十一日的營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元。

(4) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據日期為二零零七年七月三十一日之營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元；

(ii) 根據日期為一九九六年二月二十九日之上海市房地產權證第0080236號，上海市徐滙區城市建設開發總公司已取得該物業之房屋所有權(包括建築樓面面積576平方米)；

(iii) 上海城開(集團)有限公司已取得上海市徐滙區城市建設開發總公司之全部權利及權益；

(iv) 上海城開(集團)有限公司有權使用、轉讓、租賃及按揭該物業之土地使用權及房屋所有權；

(v) 土地使用權屬劃撥性質。於該物業之所有權轉讓時，須經相關政府批准及承授方應繳納土地使用權出讓金。轉讓房地產所獲收益中的土地收益應上繳政府或作其他處理；及

(vi) 該物業並無作出任何按揭。

(5) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	有
營業執照	有

第四類－城開集團於中國持有作投資之物業

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
14	中國上海市徐滙區浦北路388弄498及500號1至3層	該物業包括於二零零一年建成之十四層高綜合大樓第1至3層多個商舖。 該物業包括總建築樓面面積3,262.94平方米(35,122平方呎)。 該物業已獲授土地使用權，年期由二零零零年六月三十日至二零五零年六月三十日，可作綜合用途。	該物業第1層已出租，租約期由二零零二年二月八日至二零一二年二月七日，月租為人民幣52,888.88元，其餘部分空置。	人民幣34,240,000元

附註：

(1) 根據上海市房屋土地資源管理局於二零零一年十二月三十一日頒發之上海市房地產權證第(2001)010768號，位於浦北路388弄10及11號、498及500號、桂林西路64及66號之土地使用權及房屋所有權(包括總樓面面積5,763.22平方米)已歸屬予上海城開(集團)有限公司，土地使用期由二零零零年六月三十日至二零五零年六月三十日，可作綜合用途。

(2) 根據日期為二零零七年七月三十一日的營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元。

(3) 吾等於二零零七年十二月十五日發出對該物業於二零零七年七月三十一日的估值報告，該物業於二零零七年七月三十一日現況下之資本值為人民幣34,240,000元。

(4) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據日期為二零零七年七月三十一日之營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元；

(ii) 根據日期為二零零一年十二月三十一日之上海市房地產權證第(2001)010768號，上海城開(集團)有限公司已取得該物業之土地使用權及房屋所有權(現時包括建築樓面面積3,262.94平方米)，土地使用期由二零零零年六月三十日至二零五零年六月三十日，可作綜合用途；

(iii) 上海城開(集團)有限公司有權於指定期內使用、轉讓、租賃及按揭該物業之土地使用權及房屋所有權；及

(iv) 該物業已按揭予上海農村商業銀行徐滙支行，由二零零七年七月二十七日至二零零八年七月二十五日。

(5) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
15	中國上海市徐滙區天鑰橋路111及123號之商業大樓及非機動車的泊車間	該物業包括二零零二年建成之七層高商業大樓連地庫及非機動車的泊車間。 該物業之總建築樓面面積14,234.55平方米(153,221平方呎)。 該物業之土地使用權已劃撥，並無指定之年期，可作商業用途。	該物業部分(總建築樓面面積約10,841.60平方米)有多份租約，租約最遲屆滿日期為二零一四年十一月十五日，年租金約為人民幣18,828,000元，不包括公用設施開支。	無商業價值(請看附註(2))

附註：

(1) 根據上海市房屋土地管理局於一九九八年六月十五日頒發之房地產權證第(1998)005656號，天鑰橋路111及123號之土地使用權及房屋所有權(包括地盤面積2,673平方米及建築樓面面積14,234.55平方米)已歸屬予上海城開(集團)有限公司，未指定土地使用期，可作商業用途。

(2) 根據房地產權證，該物業之土地使用權屬劃撥性質，惟於出售時受政府批准及額外土地出讓金所限制。然而，假設已取得政府批准、已支付額外土地出讓金及該物業可作自由轉讓，則該物業於二零零七年九月三十日現況下之資本值為人民幣278,000,000元。

(3) 吾等於二零零七年十二月十五日發出對該物業於二零零七年七月三十一日的估值報告，吾等於二零零七年七月三十一日並無賦予該物業商業價值。然而，假設已取得政府批准、已支付額外土地出讓金及該物業可自由轉讓，則該物業於二零零七年七月三十一日現況下之資本值為人民幣278,000,000元。

(4) 根據日期為二零零七年七月三十一日的營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元。

(5) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據日期為二零零七年七月三十一日之營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元；

(ii) 根據日期為一九九八年六月十五日之房地產權證第(1998)005656號，上海城開(集團)有限公司已取得該物業之土地使用權及房屋所有權(包括地盤面積2,673平方米及建築

樓面面積14,234.55平方米)，土地使用期未指定年期，可作商業用途。該物業第111號之使用權(包括建築樓面面積99.84平方米)已歸屬予上海市公共交通總公司。據城開集團表示，上海市公共交通總公司為上海城開(集團)有限公司之獨立第三方；

(iii) 上海城開(集團)有限公司有權使用、轉讓、租賃及按揭該物業之土地使用權及房屋所有權；

(iv) 土地使用權屬劃撥性質。於該物業之所有權轉讓時，須經相關政府批准及承授方應繳納土地使用權出讓金。轉讓房地產所獲收益中的土地收益應上繳政府或作其他處理；

(v) 位於上海市天鑰橋路111及123號之物業已按揭予深圳發展銀行上海閔行支行，按揭額為人民幣90,000,000元；及

(vi) 在承按人同意下，上海城開(集團)有限公司有權轉讓及再按揭該物業之房屋所有權。

(6) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
16	中國上海市徐滙區高郵路16弄3號之獨立別墅	該物業包括一九九三年建成之三層高獨立別墅。 該物業之總建築樓面面積為347.07平方米(3,736平方呎)。	該物業現正空置。	無商業價值 (請看附註(2))

附註：

(1) 根據上海市房屋土地資源管理局於一九九五年一月二十四日頒發之上海市房地產權證第00691及00692號，位於高郵路16弄1至7號(包括總建築樓面面積2,699.56平方米)之多個單位之房屋所有權已歸屬予上海市徐滙區城市建設開發總公司，可作住宅用途。

(2) 根據上述上海市房地產權證，該物業之土地使用權屬於劃撥性質、於出售時須政府批准並支付額外地價。然而，假設已取得政府批准、已支付額外土地出讓金及該物業可自由轉讓，則該物業於二零零七年九月三十日現況下之資本值為人民幣13,560,000元。

(3) 吾等於二零零七年十二月十五日發出對該物業於二零零七年七月三十一日的估值報告，吾等於二零零七年七月三十一日並無賦予該物業商業價值。然而，假設已取得政府批准、已支付額外土地出讓金及該物業可自由轉讓，則該物業於二零零七年七月三十一日現況下之資本值為人民幣13,560,000元。

(4) 根據日期為二零零七年七月三十一日的營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元。

(5) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據日期為二零零七年七月三十一日之營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元；

(ii) 根據上海市房屋土地資源管理局於一九九五年一月二十四日頒發之上海市房地產權證第00691及00692號，上海市徐滙區城市建設開發總公司已取得該物業(包括建築樓面面積347.07平方米)之房屋所有權；

(iii) 上海城開(集團)有限公司已取得上海市徐滙區城市建設開發總公司之全部權利及權益；

(iv) 上海城開(集團)有限公司有權使用、轉讓、租賃及抵押該物業之土地使用權及房屋所有權；

(v) 土地使用權屬劃撥性質。於該物業之所有權轉讓時，須經相關政府批准及承授方應繳納土地使用權出讓金。轉讓房地產所獲收益中的土地收益應上繳政府或作其他處理；及

(vi) 該物業並無作出任何按揭。

(6) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
17	中國上海市徐滙區華山路905弄11號之獨立別墅	該物業包括一九九三年建成之三層高獨立別墅。 該物業之總建築樓面面積為353.50平方米(3,805平方呎)。	該物業現正空置。	無商業價值(請看附註(2))

附註：

(1) 根據上海市房屋土地資源管理局於一九九五年一月二十四日頒發之上海市房地產權證第00690號，位於華山路905弄10至12及17至19號(包括總建築樓面面積2,240平方米)之多個單位之房屋所有權已歸屬予上海市徐滙區城市建設開發總公司，可作住宅用途。

(2) 根據上述上海市房地產權證，該物業之土地使用權屬於劃撥性質、於出售時須政府批准並支付額外土地出讓金。然而，假設已取得政府批准、已支付額外土地出讓金及該物業可自由轉讓，則該物業於二零零七年九月三十日現況下之資本值為人民幣14,090,000元。

(3) 吾等於二零零七年十二月十五日發出對該物業於二零零七年七月三十一日的估值報告，吾等於二零零七年七月三十一日並無賦予該物業商業價值。然而，假設已取得政府批准、已支付額外土地出讓金及該物業可自由轉讓，則該物業於二零零七年七月三十一日現況下之資本值為人民幣14,090,000元。

(4) 根據日期為二零零七年七月三十一日的營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元。

(5) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據日期為二零零七年七月三十一日之營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元；

(ii) 根據日期為一九九五年一月二十四日之上海市房地產權證第00690號，上海市徐滙區城市建設開發總公司已取得該物業(包括建築樓面面積353.30平方米)之房屋所有權；

(iii) 上海城開(集團)有限公司已取得上海市徐滙區城市建設開發總公司之全部權利及權益；

(iv) 上海城開(集團)有限公司有權使用、轉讓、租賃及抵押該物業之土地使用權及房屋所有權；

(v) 土地使用權屬劃撥性質。於該物業之所有權轉讓時，須經相關政府批准及承授方應繳納土地使用權出讓金。轉讓房地產所獲收益中的土地收益應上繳政府或作其他處理；及

(vi) 該物業並無作出任何按揭。

(6) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	有
營業執照	有

第五類－城開集團於中國持有作出售之物業

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
18	中國上海市徐滙區東安路338弄1號307、602及1501室	該物業包括一九九六年建成之十八層高住宅大樓之三個住宅單位。 該物業之總建築樓面面積為338.48平方米(3,643平方呎)。 該物業之土地使用權已劃撥，並無指定之年期，可作住宅用途。	該物業之一個單位(總建築樓面面積103.22平方米)已出租，租約期由二零零七年一月一日至二零零七年十二月三十一日，月租為人民幣1,000元。而其餘部分則為空置。	無商業價值 (請看附註(2))

附註：

(1) 根據上海市房屋土地資源管理局於一九九七年九月十日頒發之上海市房地產權證第(1997)004344號，位於東安路338弄1號(包括地盤面積2,514.20平方米及總建築樓面面積12,773.12平方米)之多個單位之土地使用權及房屋所有權已歸屬予上海城開(集團)有限公司及上海市徐滙房產經營公司，土地使用權並無指定期限，可作住宅用途。

(2) 根據上述上海市房地產權證，該物業之土地使用權屬於劃撥性質、於出售時須政府批准並支付額外地價。然而，假設已取得政府批准、已支付額外土地出讓金及該物業可自由轉讓，則該物業於二零零七年九月三十日現況下之資本值為人民幣3,950,000元(城開集團應佔權益76.47%：人民幣3,020,565元)。

(3) 根據日期為二零零七年七月三十一日的營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元。

(4) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據日期為二零零七年七月三十一日之營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元；

(ii) 根據日期為一九九七年九月十日之上海市房地產權證第(1997)004344號，上海市徐滙區城市建設開發總公司已取得該物業之土地使用權及房屋所有權(現時包括建築樓面面積338.48平方米)，土地使用期未指定年期，可作住宅用途；及

(iii) 上海城開(集團)有限公司有權使用、轉讓、租賃及按揭該物業之土地使用權及房屋所有權；

(iv) 土地使用權屬劃撥性質。於該物業之所有權轉讓時，須經相關政府批准及承授方應繳納土地使用權出讓金。轉讓房地產所獲收益中的土地收益應上繳政府或作其他處理；及

(v) 該物業並無作出任何按揭。

(5) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
19	中國上海市徐滙區武康路280弄80及82號2個連排別墅	該物業包括二零零二年建成之兩個連排別墅單位。 該物業之總建築樓面面積為354.41平方米(3,815平方呎)。 該物業已獲授土地使用權，年期由二零零零年十一月二十日至二零七零年十一月十九日，可作住宅用途。	該物業現正空置。	人民幣 8,470,000元

附註：

(1) 根據上海市房屋土地資源管理局於二零零二年九月二日頒發之上海市房地產權證第(2002)008630號，該物業之土地使用權及房屋所有權(包括地盤面積450平方米及建築樓面面積354.41平方米)已歸屬予上海城開(集團)有限公司，土地使用期由二零零零年十一月二十日至二零七零年十一月十九日，可作住宅用途。

(2) 根據日期為二零零七年七月三十一日的營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元。

(3) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料:

(i) 根據日期為二零零七年七月三十一日之營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元；

(ii) 根據日期為二零零二年九月二日之上海市房地產權證第(2002)008630號，上海城開(集團)有限公司已取得該物業(包括總建築樓面面積354.41平方米)之土地使用權及房屋所有權；

(iii) 上海城開(集團)有限公司有權於指定期內使用、轉讓、租賃及按揭該物業之土地使用權及房屋所有權；及

(iv) 該物業並無作出任何按揭。

(4) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下:

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
20	中國上海市徐滙區巨鹿路568弄2、7及10號之4個住宅單位及4個停車位	該物業包括一九九七年至一九九八年期間建成之八層高及十九層高住宅大樓之四個住宅單位及四個停車位。 該物業之總建築樓面面積為518.87平方米(5,585平方呎)，包括四個停車位。 該物業已獲授土地使用權，年期分別由二零零四年十一月二十二日至二零六四年五月十五日，可作住宅用途，及由二零零四年十一月二十二日至二零三六年七月一日，可作停車場用途。	該物業現正空置。	人民幣9,860,000元

附註：

(1) 根據上海市房屋土地資源管理局於二零零四年十一月二十二日頒發之上海市房地產權證，該物業之土地使用權及房屋所有權(包括總建築樓面面積518.87平方米)已歸屬予上海城開(集團)有限公司，土地使用期由二零零四年十一月二十二日至二零六四年五月十五日，可作住宅用途，及由二零零四年十一月二十二日至二零三六年七月一日，可作停車場用途，詳情如下：

證書編號	單位編號	停車場編號	建築樓面面積 *(平方米)*
(2004)000361	2號第5層A室	10號地庫停車場263號	165.41
(2004)000362	7號第5層C室	10號地庫停車場260號	94.94
(2004)000363	7號第2層A室	10號地庫停車場120號	103.09
(2004)000364	2號第1層B室	10號地庫停車場129號	155.43
		總計：	518.87

(2) 根據日期為二零零七年七月三十一日的營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元。

(3) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據日期為二零零七年七月三十一日之營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元；

(ii) 根據日期為二零零四年十一月二十二日之上海市房地產權證第(2004)000361、(2004)000362、(2004)000363及(2004)000364號，上海城開(集團)有限公司已取得該物業(包括總建築樓面面積518.87平方米)之土地使用權及房屋所有權，包括停車場用途；

(iii) 上海城開(集團)有限公司有權於指定期內使用、轉讓、租賃及抵押該物業之土地使用權及房屋所有權；及

(iv) 該物業並無作出任何按揭。

(4) 據上海城開(集團)有限公司表示，該物業於二零零五年五月被購入時的收購成本為人民幣3,280,720元。

(5) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
21	中國上海市浦東新區南碼頭路1187及1351弄之16個商舖	該物業包括一九九五及一九九七年建成之住宅發展物業之十六個商舖。 該物業之總建築樓面面積為2,620.01平方米(28,202平方呎)。 該物業之土地使用權已劃撥，並無指定之年期，可作住宅及商業用途。	該物業須受各項租約所限，最後屆滿日期為二零一四年一月十四日，月租為人民幣113,088.33元。	無商業價值(請看附註(2))

附註：

(1) 根據上海市房屋土地資源管理局於一九九九年五月二十四日及二零零四年十一月二十六日頒發之上海市房地產權證第(1999)018730及(2004)134027號，位於南碼頭路1427至1431號、1187及1351弄、昌里東路607至643號(包括總建築樓面面積48,941.51平方米)之土地使用權及房屋所有權已歸屬予上海城開(集團)有限公司，土地使用期並無指定期限，可作住宅及商業用途。

(2) 根據上述上海市房地產權證，該物業之土地使用權屬於劃撥性質，於出售時須政府批准並支付額外土地出讓金。然而，假設已取得政府批准、已支付額外土地出讓金及該物業可自由轉讓，則該物業於二零零七年九月三十日現況下之資本值為人民幣41,440,000元。

(3) 根據日期為二零零七年七月三十一日的營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元。

(4) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據日期為二零零七年七月三十一日之營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元；

(ii) 根據日期分別為一九九九年五月二十四日及二零零四年十一月二十六日之上海市房地產權證第(1999)018730及(2004)134027號，上海城開(集團)有限公司已取得該物業(現時分別包括建築樓面面積1,688.30平方米及931.71平方米)之土地使用權及房屋所有權；

(iii) 上海城開(集團)有限公司有權使用、轉讓、租賃及抵押該物業之土地使用權及房屋所有權；

(iv) 土地使用權屬劃撥性質。於該物業之所有權轉讓時，須經相關政府批准及承授方應繳納土地使用權出讓金。轉讓房地產所獲收益中的土地收益應上繳政府或作其他處理；及

(v) 該物業並無作出任何按揭。

(5) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
22	中國上海市徐滙區三江路301弄73及74號之6個住宅單位	該物業包括一九九八年建成之六層高住宅大樓之六個住宅單位。 該物業之總建築樓面面積為765.72平方米(8,242平方呎)。 該物業已獲授土地使用權，年期由一九九九年一月八日至二零六九年一月七日，可作住宅用途。	該物業現正空置。	人民幣7,510,000元

附註：

(1) 根據上海市房屋土地資源管理局於一九九九年一月十一日頒發之上海市房地產權證第(1999)000127號，位於三江路301弄73至75號(包括地盤面積1,581平方米及建築樓面面積3,518.28平方米)之土地使用權及房屋所有權已歸屬予上海城開(集團)有限公司，土地使用期由一九九九年一月八日至二零六九年一月七日，可作住宅用途。

(2) 根據日期為二零零七年七月三十一日的營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元。

(3) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據日期為二零零七年七月三十一日之營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元；

(ii) 根據日期為一九九九年一月十一日之上海市房地產權證第(1999)000127號，上海城開(集團)有限公司已取得該物業(包括建築樓面面積765.72平方米)之土地使用權及房屋所有權；

(iii) 上海城開(集團)有限公司有權於指定期內使用、轉讓、租賃及抵押該物業之土地使用權及房屋所有權；及

(iv) 該物業並無作出任何按揭。

(4) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
23	中國上海市徐滙區漕溪二村之3個住宅單位及1個商舖	該物業包括一九九零年代建成之住宅發展物業之三個住宅單位及1個商舖。 該物業之總建築樓面面積為289.07平方米(3,112平方呎)。 該物業之土地使用權已劃撥，並無指定之年期，可作住宅及商業用途。	該物業現正空置。	無商業價值 (請看附註(2))

附註：

(1) 根據上海市房屋土地資源管理局分別於二零零零年八月二十四日及二零零一年四月二十九日頒發之上海市房地產權證第(2000)036350及(2001)033570號，位於漕溪二村201至203及207至212號及漕東支路106至108號之多個單位之土地使用權及房屋所有權已歸屬予上海城開(集團)有限公司，土地使用期並無指定期限，可作住宅及商業用途。

(2) 根據上述上海市房地產權證，該物業之土地使用權屬於劃撥性質、於出售時須政府批准並支付額外土地出讓金。然而，假設已取得政府批准、已支付額外土地出讓金及該物業可自由轉讓，則該物業於二零零七年九月三十日現況下之資本值為人民幣3,240,000元。

(3) 根據日期為二零零七年七月三十一日的營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元。

(4) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據日期為二零零七年七月三十一日之營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元；

(ii) 根據日期分別為二零零零年八月二十四日及二零零一年四月二十九日之上海市房地產權證第(2000)036350及(2001)033570號，上海城開(集團)有限公司已取得該物業(現時分別包括建築樓面面積193.18平方米及95.89平方米)之土地使用權及房屋所有權；

(iii) 上海城開(集團)有限公司有權使用、轉讓、租賃及抵押該物業之土地使用權及房屋所有權；

(iv) 土地使用權屬劃撥性質。於該物業之所有權轉讓時，須經相關政府批准及承授方應繳納土地使用權出讓金。轉讓房地產所獲收益中的土地收益應上繳政府或作其他處理；及

(v) 該物業並無作出任何按揭。

(5) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
24	中國上海市徐滙區欽洲南路300弄39、41及42號之6個住宅單位	該物業包括一九九四年建成之六層高住宅大樓之六個住宅單位。 該物業之總建築樓面面積為323.78平方米(3,485平方呎)。 該物業之土地使用權已劃撥，並無指定之年期，可作住宅用途。	該物業現正空置。	人民幣2,750,000元

附註：

(1) 根據上海市房屋土地資源管理局於二零零零年七月十七日頒發之上海市房地產權證第(2000)025701號，欽洲南路300弄7至8、10、17、25至26、31至34、39至42號(包括地盤面積12,127平方米及建築樓面面積17,169.53平方米)之多個單位之土地使用權及房屋所有權已歸屬予上海城開(集團)有限公司，土地使用權並無指定期限，可作住宅用途。

(2) 根據日期為二零零七年七月三十一日的營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元。

(3) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據日期為二零零七年七月三十一日之營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元；

(ii) 根據日期為二零零零年七月十七日之上海市房地產權證第(2000)025701號，上海城開(集團)有限公司已取得該物業(現時包括建築樓面面積323.78平方米)之土地使用權及房屋所有權；

(iii) 上海城開(集團)有限公司有權使用、轉讓、租賃及抵押該物業之土地使用權及房屋所有權；及

(iv) 該物業並無作出任何按揭。

(4) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零六年九月三十日現況下之資本值
25	中國上海市徐滙區三江路301弄1-5、24、49及57號之14個住宅單位	該物業包括一九九零年代建成之住宅發展物業之14個住宅單位。 該物業之總建築樓面面積為592.73平方米(6,380平方呎)。 該物業之土地使用權已劃撥，並無指定之年期及用途。	1號602、603、604及605室及57號604室須受各項租約所限，最後屆滿日期為二零零八年六月三十日，月租為人民幣3,500元，而其餘部分則為空置。	無商業價值(請看附註(2))

附註：

(1) 根據上海市房屋土地資源管理局於一九九六年七月三十日頒發之上海市房地產權證第83239號，位於三江路301弄1至17、19至21、24至58及63至68號(包括建築樓面面積35,407.06平方米)之多個單位之房屋所有權已歸屬予上海市徐滙區城市建設開發總公司。

(2) 根據上述上海市房地產權證，該物業之土地使用權屬於劃撥性質、於出售時須政府批准並支付額外土地出讓金。然而，假設已取得政府批准、已支付額外土地出讓金及該物業可自由轉讓，則該物業於二零零七年九月三十日現況下之資本值為人民幣5,760,000元。

(3) 根據日期為二零零七年七月三十一日的營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元。

(4) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據日期為二零零七年七月三十一日之營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元；

(ii) 根據上海市房地產權證第83239號，上海市徐滙區城市建設開發總公司已取得該物業(現時包括建築樓面面積592.73平方米)之房屋所有權；

(iii) 上海城開(集團)有限公司已取得上海市徐滙區城市建設開發總公司之全部權利及權益；

(iv) 上海城開(集團)有限公司有權使用、轉讓、租賃及抵押該物業之土地使用權及房屋所有權；

(v) 土地使用權屬劃撥性質。於該物業之所有權轉讓時，須經相關政府批准及承授方應繳納土地使用權出讓金。轉讓房地產所獲收益中的土地收益應上繳政府或作其他處理；及

(vi) 該物業並無作出任何按揭。

(5) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
26	中國上海市徐滙區長橋三村80號102室	該物業包括一九九零年代建成之六層高住宅大樓的一個商舖。 該物業之建築樓面面積為54.39平方米(585平方呎)。 該物業之土地使用權已劃撥，並無指定之年期，可作住宅用途。	該物業現正空置。	無商業價值 (請看附註(2))

附註：

(1) 根據上海市房屋土地資源管理局於一九九五年八月二十三日頒發之上海市房地產權證第20157號，位於長橋三村第46至52、54至55、58至63、65至67、70至76、80至83、125至131、136、137、145至149及155至159號(包括建築樓面面積30,986.25平方米)之多個單位之房屋所有權已歸屬予上海市徐滙區城市建設開發總公司，土地使用權並無指定期限，可作住宅用途。

(2) 根據上述上海市房地產權證，該物業之土地使用權屬於劃撥性質，於出售時須政府批准並支付額外土地出讓金。然而，假設已取得政府批准、已支付額外土地出讓金及該物業可自由轉讓，則該物業於二零零七年九月三十日現況下之資本值為人民幣880,000元。

(3) 據日期為二零零七年七月三十一日的營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元。

(4) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據日期為二零零七年七月三十一日之營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元；

(ii) 根據日期為一九九五年八月二十三日之上海市房地產權證第20157號，上海市徐滙區城市建設開發總公司已取得該物業(包括總建築樓面面積54.39平方米)之房屋所有權；

(iii) 上海城開(集團)有限公司已取得上海市徐滙區城市建設開發總公司之全部權利及權益；

(iv) 上海城開(集團)有限公司有權使用、轉讓、租賃及抵押該物業之土地使用權及房屋所有權；

(v) 土地使用權屬劃撥性質。於該物業之所有權轉讓時，須經相關政府批准及承授方應繳納土地使用權出讓金。轉讓房地產所獲收益中的土地收益應上繳政府或作其他處理；及

(vi) 該物業並無作出任何按揭。

(5) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
27	中國上海市徐滙區桂林西街9、14及30弄之12個住宅單位及7個商舖	該物業包括一九九五年建成的六層及八層高住宅大樓的十二個住宅單位。 該物業之總建築樓面面積為896.45平方米(9,649平方呎)。 該物業之土地使用權已劃撥，並無指定之年期。	第1及17號已出租，租約期由二零零六年七月一日至二零一一年六月三十日，月租為人民幣25,500元，剩餘部份則空置。	無商業價值 (請看附註(2))

附註：

(1) 根據上海市房屋土地資源管理局分別於一九九五年十一月二十七日、一九九六年二月二十九日及一九九六年五月三十日頒發之上海市房地產權證第01227、82750及82854號，位於桂林西街14弄1號、30弄1至27號及9弄1至55號之房屋所有權已歸屬予上海市徐滙區城市建設開發總公司，土地使用期並無指定期限，可作住宅用途。

(2) 根據上述上海市房地產權證，該物業之土地使用權屬於劃撥性質，於出售時須政府批准並支付額外土地出讓金。然而，假設已取得政府批准、已支付額外土地出讓金及該物業可自由轉讓，則該物業於二零零七年九月三十日現況下之資本值為人民幣9,840,000元。

(3) 根據日期為二零零七年七月三十一日的營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元。

(4) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據日期為二零零七年七月三十一日之營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元；

(ii) 根據上海市房地產權證第01227、82750及82854號，上海城開(集團)有限公司已取得該物業(包括建築樓面面積896.45平方米)之土地使用權及房屋所有權；

(iii) 上海城開(集團)有限公司已取得上海市徐滙區城市建設開發總公司之全部權利及權益。

(iv) 上海城開(集團)有限公司有權使用、轉讓、租賃及抵押該物業之土地使用權及房屋所有權；

(v) 土地使用權屬劃撥性質。於該物業之所有權轉讓時，須經相關政府批准及承授方應繳納土地使用權出讓金。轉讓房地產所獲收益中的土地收益應上繳政府或作其他處理；及

(vi) 該物業並無作出任何按揭。

(5) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
28	中國上海市徐滙區東泉路50、51及105弄之3個住宅單位	該物業包括一九九零年代建成的住宅發展物業的三個住宅單位。 該物業之總建築樓面面積為138.79平方米(1,494平方呎)。 該物業之土地使用權已劃撥，並無指定之年期。	該物業現正空置。	無商業價值(請看附註(2))

附註：

(1) 根據上海市房屋土地資源管理局於一九九六年七月三十日頒發之上海市房地產權證第83163、83164及83235號，位於東泉路50弄1至21、23至25及27至30號、51弄1至26號、105弄1至38號之多個單位之房屋所有權已歸屬予上海市徐滙區城市建設開發總公司，土地使用權並無指定期限，可作住宅用途。

(2) 根據上述上海市房地產權證，該物業之土地使用權屬於劃撥性質，於出售時須政府批准及於出售時支付額外土地出讓金。然而，假設已取得政府批准、已支付額外土地出讓金及該物業可自由轉讓，則該物業於二零零七年九月三十日現況下之資本值為人民幣1,190,000元。

(3) 根據日期為二零零七年七月三十一日的營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元。

(4) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據日期為二零零七年七月三十一日之營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元；

(ii) 根據日期為一九九六年七月三十日之上海市房地產權證第83163、83164及83235號，上海市徐滙區城市建設開發總公司已取得該物業(包括建築樓面面積138.79平方米)之房屋所有權；

(iii) 上海城開(集團)有限公司已取得上海市徐滙區城市建設開發總公司之全部權利及權益。

(iv) 上海城開(集團)有限公司有權使用、轉讓、租賃及抵押該物業之土地使用權及房屋所有權；

(v) 土地使用權屬劃撥性質。於該物業之所有權轉讓時，須經相關政府批准及承授方應繳納土地使用權出讓金。轉讓房地產所獲收益中的土地收益應上繳政府或作其他處理；及

(vi) 該物業並無作出任何按揭。

(5) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
29	中國上海市徐滙區太原路105弄1號及永嘉路425號之3個住宅單位	該物業包括於一九九五年及一九九六年建成之六層高住宅大樓之三個住宅單位。 該物業之總建築樓面面積543.87平方米(5,854平方呎)。 101及102室已獲授土地使用權，並無指定之年期，可作住宅用途，而303室之土地使用權則已劃撥，並無指定之年期，可作住宅用途。	該物業須受各項租約所限，最後屆滿日期為二零一一年三月十九日，月租為人民幣13,300元。	人民幣5,730,000元

附註：

(1) 根據上海市房屋土地資源管理局於一九九八年九月二十八日及二零零一年一月二十日頒發之三份上海市房地產權證，該物業之土地使用權及房屋所有權(包括總地盤面積227.70平方米及總建築樓面面積543.87平方米)已歸屬予上海城開(集團)有限公司，土地使用期並無指定期限，可作住宅用途，詳情如下：

證書編號	土地使用期類型	地點	停車場建築樓面面積 (平方米)	分攤地盤面積 (平方米)	建築樓面面積 (平方米)
(1998)010783	劃撥	位於永嘉路425號303室	–	84.10	196.53
(2001)000472	出讓	太原路105弄1號102室及18號車位	35.35	79.40	192.07
(2001)000473	出讓	太原路105弄1號101室及20號車位	35.35	64.20	155.27
		總計：	70.70	227.70	543.87

根據上海市房地產權證第(1998)010783號，303室屬於劃撥性質，於出售時須政府批准並支付額外土地出讓金。然而，假設已取得政府批准、已支付額外土地出讓金及該物業可自由轉讓，則該物業於二零零七年九月三十日現況下之資本值為人民幣3,250,000元。

(2) 根據日期為二零零七年七月三十一日的營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元。

(3) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據日期為二零零七年七月三十一日之營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元；

(ii) 根據日期為一九九八年九月二十八日及二零零一年一月二十日之上海市房地產權證第(1998)010783、(2001)000472及(2001)000473號，上海城開(集團)有限公司已取得該物業(包括建築樓面面積543.87平方米)之土地使用權及房屋所有權；

(iii) 上海城開(集團)有限公司有權使用、轉讓、租賃及抵押該物業之土地使用權及房屋所有權；

(iv) 上海市房地產權證第(1998)010783號之土地使用權屬劃撥性質。於該物業之所有權轉讓時須經相關政府批准及承授方應繳納土地使用權出讓金。轉讓房地產所獲收益中的土地收益應上繳政府或作其他處理；及

(v) 該物業並無作出任何按揭。

(4) 上海市房地產權證第(1998)010783號之部份物業之建築樓面面積約為196.53平方米。該部份物業之土地使用權屬劃撥性質。於估值該物業時，吾等並無賦予該部份物業商業價值。

(5) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
30	中國上海市徐滙區吳興路25弄之12個住宅單位	該物業包括於一九九五年建成之七、八及十層高住宅大樓之十二個住宅單位。 該物業之總建築樓面面積1,831.21平方米(19,711平方呎)。 該物業已獲授土地使用權,年期分別由二零零零年九月十一日至二零六二年九月二日及由二零零零年十二月十九日至二零六二年九月二日,可作住宅用途。	2號102室已出租,租約期由二零零七年一月一日至二零零七年十二月三十一日,月租為人民幣9,522元,而其餘部份則為空置。	人民幣43,070,000元

附註:

(1) 根據上海市房屋土地資源管理局頒發之十二份上海市房地產權證,該物業之土地使用權及房屋所有權(包括總地盤面積543.80平方米及總建築樓面面積1,831.21平方米)已歸屬予上海城開(集團)有限公司作住宅用途,詳情如下:

證書編號	頒發日期	單位編號/座數	分攤地盤面積(平方米)	建築樓面面積(平方米)	土地使用期
(2000)006821	二零零零年十月二十四日	6號101室	43.60	143.93	由二零零零年九月十一日至二零六二年九月二日
(2000)006822	二零零零年十月二十四日	5號201室	52.40	179.33	由二零零零年九月十一日至二零六二年九月二日
(2000)006823	二零零零年十月二十四日	8號401室	46.40	151.16	由二零零零年九月十一日至二零六二年九月二日
(2000)006827	二零零零年十月二十四日	6號302室	52.40	180.77	由二零零零年九月十一日至二零六二年九月二日
(2000)006830	二零零零年十月二十四日	9號202室	46.40	152.63	由二零零零年九月十一日至二零六二年九月二日
(2000)006832	二零零零年十月二十四日	3號101室	36.10	114.65	由二零零零年九月十一日至二零六二年九月二日
(2000)007882	二零零零年十二月四日	8號302室	49.60	162.14	由二零零零年九月十一日至二零六二年九月二日
(2000)007883	二零零零年十二月四日	4號202室	38.40	120.30	由二零零零年九月十一日至二零六二年九月二日
(2001)000174	二零零一年一月九日	1號501室	49.40	186.91	由二零零零年十二月十九日至二零六二年九月二日
(2001)000180	二零零一年一月九日	4號502室	38.40	120.30	由二零零零年十二月十九日至二零六二年九月二日

證書編號	頒發日期	單位編號／座數	分攤地盤面積 (平方米)	建築樓面面積 (平方米)	土地使用期
(2001)000182	二零零一年一月九日	6號201室	53.10	180.44	由二零零零年十二月十九日至二零六二年九月二日
(2001)000183	二零零一年一月九日	2號102室	37.60	138.65	由二零零零年十二月十九日至二零六二年九月二日
		總計：	543.80	1,831.21	

(2) 根據日期為二零零七年七月三十一日的營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元。

(3) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據日期為二零零七年七月三十一日之營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元；

(ii) 根據日期為二零零零年十月二十四日、二零零零年十二月四日及二零零一年一月九日之十二份上海市房地產權證第(2000)006821、(2000)006822、(2000)006823、(2000)006827、(2000)006830、(2000)006832、(2000)007882、(2000)007883、(2001)000174、(2001)000180、(2001)000182及(2001)000183號，上海城開(集團)有限公司已取得該物業之土地使用權及房屋所有權(包括總建築樓面面積1,831.21平方米)；

(iii) 上海城開(集團)有限公司有權於指定期內使用、轉讓、租賃及抵押該物業之土地使用權及房屋所有權；及

(iv) 該物業並無作出任何按揭。

(4) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
31	中國上海市徐滙區虹橋路178弄2號之2個住宅單位及2個車位	該物業包括於二零零二年建成之二十七層高住宅大樓之兩個住宅單位及兩個停車位。 該物業之總建築樓面面積371.94平方米(4,004平方呎)。 該物業已獲授土地使用權，並無指定之年期，可作住宅用途。	該物業現正空置。	人民幣6,430,000元

附註：

(1) 根據上海市房屋土地資源管理局於二零零三年二月十日頒發之上海市房地產權證第(2003)004378號，虹橋路178弄2號之土地使用權及房屋所有權(包括總地盤面積194平方米及總樓面面積985.74平方米)已歸屬予上海城開(集團)有限公司，土地使用權並無指定期限，可作住宅用途。

(2) 根據日期為二零零七年七月三十一日的營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元。

(3) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據日期為二零零七年七月三十一日之營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元；

(ii) 根據日期為二零零三年二月十日之上海市房地產權證第(2003)004378號，上海城開(集團)有限公司已取得該物業之土地使用權及房屋所有權(包括建築樓面面積371.94平方米)，土地使用權並無指定之年期，可作住宅用途；

(iii) 上海城開(集團)有限公司有權使用、轉讓、租賃及抵押該物業之土地使用權及房屋所有權；及

(iv) 該物業並無作出任何按揭。

(4) 據上海城開(集團)有限公司表示，該物業於二零零二年十二月被購入時的收購成本為人民幣2,963,580元。

(5) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
32	中國上海市徐滙區南丹東路168弄及天鑰橋路318號之9個住宅單位、1個會所及229個車位	該物業包括於二零零六年建成之十八至三十層高住宅大樓之九個住宅單位、一個會所及229個單位。 該物業之總建築樓面面積2,734.84平方米(29,438平方呎)。 該物業已獲授土地使用權，年期由二零零一年六月十二日至二零七一年六月十一日，可作住宅用途。	該物業現正空置。	人民幣112,390,000元

附註：

(1) 根據上海市房屋土地資源管理局於二零零六年三月二十一日頒發之上海市房地產權證第(2006)004901號，南丹東路168弄1至9號及天鑰橋路318號之土地使用權及房屋所有權(包括地盤面積21,587平方米及建築樓面面積89,087.85平方米)已歸屬予上海城開(集團)有限公司，土地使用期由二零零一年六月十二日至二零七一年六月十一日，可作住宅用途。

(2) 根據日期為二零零七年七月三十一日的營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元。

(3) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據日期為二零零七年七月三十一日之營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元；

(ii) 根據日期為二零零六年三月二十一日之上海市房地產權證第(2006)004901號，上海城開(集團)有限公司已取得該物業之土地使用權及房屋所有權(包括建築樓面面積2,734.84平方米及229個停車位)，土地使用期由二零零一年六月十二日至二零七一年六月十一日，可作住宅用途；

(iii) 上海城開(集團)有限公司有權於指定期內使用、轉讓、租賃及抵押該物業之土地使用權及房屋所有權；及

(iv) 該物業並無作出任何按揭。

(4) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
33	中國上海市徐滙區三江路88弄1至21號及32至68號(雙號)之1個會所、一個辦公室大樓及多個商舖	該物業包括二零零四年建成之住宅發展物業之一個會所、一個辦公室大樓及多個商舖。 該物業之總建築樓面面積5,706.79平方米(61,428平方呎)。 該物業已獲授土地使用權,年期由二零零一年十一月二十日至二零七一年十一月二十日,可作住宅用途。	會所及36至60號及64號須受各項租約所限,最後屆滿日期為二零一一年十月三十日,月租為人民幣68,500元。	人民幣72,090,000元

附註:

(1) 根據上海市房屋土地資源管理局於二零零四年七月七日頒發之上海市房地產權證第(2004)025780號,位於三江路88弄1至21號及32至68號(雙號)多個單位之土地使用權及房屋所有權(包括建築樓面面積129,501.26平方米)已歸屬予上海城開(集團)有限公司,土地使用期由二零零一年十一月二十日至二零七一年十一月二十日,可作住宅用途。

(2) 根據日期為二零零七年七月三十一日的營業執照第310000000043933號,上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始,並無期限。現時的註冊資本為人民幣301,330,000元。

(3) 貴公司之法律顧問向吾等提供對該物業之法律意見,當中載有(其中包括)以下資料:

(i) 根據日期為二零零七年七月三十一日之營業執照第310000000043933號,上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始,並無期限。現時的註冊資本為人民幣301,330,000元;

(ii) 根據日期為二零零四年七月七日之上海市房地產權證第(2004)025780號,上海城開(集團)有限公司已取得該物業之土地使用權及房屋所有權(包括建築樓面面積5,706.79平方米),土地使用期由二零零一年十一月二十日至二零七一年十一月二十日,可作住宅用途;

(iii) 上海城開(集團)有限公司有權於指定期內使用、轉讓、租賃及抵押該物業之土地使用權及房屋所有權;及

(iv) 該物業已按揭予交通銀行上海分行,按揭額為人民幣55,000,000元,按揭期由二零零六年八月二十五日至二零零九年八月二十日。

(4) 根據中國法律意見及由城開集團提供之資料,業權及主要證書、批文及許可證之授予情況如下:

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
34	中國上海市徐滙區桂林西街14弄之3個住宅單位	該物業包括一九九三年建成之六層高住宅大樓之三個住宅單位。 該物業之總建築樓面面積為130.24平方米(1,402平方呎)。 該物業之土地使用權已劃撥,並無指定之年期。	該物業現正空置。	無商業價值(請看附註(2))

附註:

(1) 根據上海市房屋土地資源管理局於二零零零年十一月二十七日頒發之上海市房地產權證第(2000)060411號,位於桂林西街14弄2至20號(包括地盤面積16,871.20平方米及建築樓面面積18,739平方米)之多個單位之土地使用權及房屋所有權已歸屬予上海城開(集團)有限公司,土地使用權並無指定期限,可作住宅用途。

(2) 根據上述上海市房地產權證,該物業之土地使用權屬於劃撥性質、於出售時須政府批准並支付額外土地出讓金。然而,假設已取得政府批准、已支付額外土地出讓金及該物業可自由轉讓,則該物業於二零零七年九月三十日現況下之資本值為人民幣1,280,000元。

(3) 根據日期為二零零七年七月三十一日的營業執照第310000000043933號,上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始,並無期限。現時的註冊資本為人民幣301,330,000元。

(4) 貴公司之法律顧問向吾等提供對該物業之法律意見,當中載有(其中包括)以下資料:

(i) 根據日期為二零零七年七月三十一日之營業執照第310000000043933號,上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始,並無期限。現時的註冊資本為人民幣301,330,000元;

(ii) 根據上海市房地產權證第(2006)060411號,上海城開(集團)有限公司已取得該物業(包括建築樓面面積130.24平方米)之房屋所有權;

(iii) 上海城開(集團)有限公司有權使用、轉讓、租賃及抵押該物業之土地使用權及房屋所有權;

(iv) 土地使用權屬劃撥性質。於該物業之所有權轉讓時,須經相關政府批准及承授方應繳納土地使用權出讓金。轉讓房地產所獲收益中的土地收益應上繳政府或作其他處理;及

(v) 該物業並無作出任何按揭。

(5) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下:

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
35	中國上海市徐滙區中山南二路1057弄4號308室	該物業包括一九九四年建成之二十四層高住宅大樓之一個住宅單位。 該物業之總建築樓面面積為54.37平方米(585平方呎)。 該物業之土地使用權已劃撥，並無指定之年期。	該物業已出租，租約期由二零零七年九月七日至二零零八年九月五日，月租為人民幣1,100元。	無商業價值 (請看附註(2))

附註:

(1) 根據上海市房屋土地資源管理局於一九九八年八月二十八日頒發之上海市房地產權證第(1998)008978號，位於中山南二路1057弄1、6、4、7號(包括地盤面積8,081平方米及建築樓面面積46,787.14平方米)之多個單位之土地使用權及房屋所有權已歸屬予上海城開(集團)有限公司，土地使用權並無指定期限，可作住宅用途。

(2) 根據上述上海市房地產權證，該物業之土地使用權屬於劃撥性質、於出售時須政府批准並支付額外土地出讓金。然而，假設已取得政府批准、已支付額外土地出讓金及該物業可自由轉讓，則該物業於二零零七年九月三十日現況下之資本值為人民幣540,000元。

(3) 根據日期為二零零七年七月三十一日的營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元。

(4) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料:

(i) 根據日期為二零零七年七月三十一日之營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元；

(ii) 根據上海市房地產權證第(1998)008978號，上海城開(集團)有限公司已取得該物業(包括建築樓面面積54.37平方米)之房屋所有權，並無指定之年期；

(iii) 上海城開(集團)有限公司有權使用、轉讓、租賃及抵押該物業之土地使用權及房屋所有權；

(iv) 土地使用權屬劃撥性質。於該物業之所有權轉讓時，須經相關政府批准及承授方應繳納土地使用權出讓金。轉讓房地產所獲收益中的土地收益應上繳政府或作其他處理；及

(v) 該物業並無作出任何按揭。

(5) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下:

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
36	中國上海市徐滙區冠生園路204號703室	該物業包括於一九九五年建成之七層高住宅大樓之一個住宅單位。 該物業之總建築樓面面積55.81平方米(601平方呎)。 該物業之土地使用權已劃撥，並無指定之年期。	該物業現正空置。	無商業價值 (請看附註(2))

附註：

(1) 根據上海市房屋土地資源管理局於二零零三年五月八日頒發之上海市房地產權證第(2003)014983號，該物業之土地使用權及房屋所有權(包括分攤地盤面積8平方米及建築樓面面積55.81平方米)已歸屬予上海城開(集團)有限公司，土地使用權並無指定期限，可作住宅用途。

(2) 根據上述上海市房地產權證，該物業之土地使用權屬於劃撥性質、於出售時須政府批准並支付額外土地出讓金。然而，假設已取得政府批准、已支付額外土地出讓金及該物業可自由轉讓，則該物業於二零零七年九月三十日現況下之資本值為人民幣520,000元。

(3) 根據日期為二零零七年七月三十一日的營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元。

(4) 貴公司法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據日期為二零零七年七月三十一日之營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元；

(ii) 根據上海市房地產權證第(2003)014983號，上海城開(集團)有限公司已取得該物業之房屋所有權(包括建築樓面面積55.81平方米)；

(iii) 上海城開(集團)有限公司有權使用、轉讓、租賃及抵押該物業之土地使用權及房屋所有權；

(iv) 土地使用權屬劃撥性質。於該物業之所有權轉讓時，須經相關政府批准及承授方應繳納土地使用權出讓金。轉讓房地產所獲收益中的土地收益應上繳政府或作其他處理；及

(v) 該物業並無作出任何按揭。

(5) 據上海城開(集團)有限公司表示，該物業於二零零二年十二月被購入時的收購成本為人民幣171,871元。

(6) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
37	中國上海市徐滙區天鑰橋路191弄之2個住宅單位	該物業包括於一九九一年建成之十八層高住宅大樓之兩個住宅單位。 該物業之總建築樓面面積130.72平方米(1,407平方呎)。 該物業之土地使用權已劃撥，並無指定之年期。	該物業現正空置。	無商業價值 (請看附註(2))

附註：

(1) 根據上海市房屋土地資源管理局於二零零五年十月十八日頒發之上海市房地產權證第(2005)030836及(2005)030837號，該物業之土地使用權及房屋所有權(包括分攤地盤面積7.1平方米及建築樓面面積130.72平方米)已歸屬予上海城開(集團)有限公司，土地使用權並無指定期限，可作住宅用途。

(2) 根據上述上海市房地產權證，該物業之土地使用權屬於劃撥性質、於出售時須政府批准並支付額外土地出讓金。然而，假設已取得政府批准、已支付額外土地出讓金及該物業可自由轉讓，則該物業於二零零七年九月三十日現況下之資本值為人民幣1,790,000元。

(3) 根據日期為二零零七年七月三十一日的營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元。

(4) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據日期為二零零七年七月三十一日之營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元；

(ii) 根據上海市房地產權證第(2005)030836及(2005)030837號，上海城開(集團)有限公司已取得該物業之房屋所有權(包括建築樓面面積130.72平方米)，土地使用權並無指定之年期；

(iii) 上海城開(集團)有限公司有權使用、轉讓、租賃及抵押該物業之土地使用權及房屋所有權；

(iv) 土地使用權屬劃撥性質。於該物業之所有權轉讓時，須經相關政府批准及承授方應繳納土地使用權出讓金。轉讓房地產所獲收益中的土地收益應上繳政府或作其他處理；及

(v) 該物業並無作出任何按揭。

(5) 據上海城開(集團)有限公司表示，該物業於二零零五年九月被購入時的收購成本為人民幣1,686,620元。

(6) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
38	中國上海市徐滙區虞元西路629號505室	該物業包括一九九五年建成之住宅大樓之一個住宅單位。 該物業之總建築樓面面積82.71平方米(890平方呎)。 該物業之土地使用權已劃撥，並無指定之年期。	該物業現正空置。	無商業價值(請看附註(2))

附註：

(1) 根據上海市房屋土地資源管理局於二零零五年五月二十五日頒發之上海市房地產權證第(2005)020018號，該物業之土地使用權及房屋所有權(包括分攤地盤面積15.9平方米及建築樓面面積82.71平方米)已歸屬予上海城開(集團)有限公司，土地使用權並無指定期限，可作住宅用途。

(2) 根據上述上海市房地產權證，該物業之土地使用權屬於劃撥性質、於出售時須政府批准並支付額外土地出讓金。然而，假設已取得政府批准、已支付額外土地出讓金及該物業可自由轉讓，則該物業於二零零七年九月三十日現況下之資本值為人民幣870,000元。

(3) 根據日期為二零零七年七月三十一日的營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元。

(4) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據日期為二零零七年七月三十一日之營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元；

(ii) 根據上海市房地產權證第(2005)020018號，上海城開(集團)有限公司已取得該物業(包括建築樓面面積82.71平方米)之房屋所有權；

(iii) 上海城開(集團)有限公司有權使用、轉讓、租賃及抵押該物業之土地使用權及房屋所有權；

(iv) 土地使用權屬劃撥性質。於該物業之所有權轉讓時，須經相關政府批准及承授方應繳納土地使用權出讓金。轉讓房地產所獲收益中的土地收益應上繳政府或作其他處理；及

(v) 該物業並無作出任何按揭。

(5) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
39	中國上海市徐滙區天鑰橋路380弄59號904室	該物業包括二零零零年建成之住宅大樓的一個住宅單位。 該物業之總建築樓面面積為145.51平方米(1,566平方呎)。 該物業已獲授土地使用權，並無指定之年期。	該物業現正空置。	人民幣2,120,000元

附註：

(1) 根據上海市房屋土地資源管理局於二零零六年七月三十一日頒發之上海市房地產權證第(2006)019546號，該物業之土地使用權及房屋所有權(包括分攤地盤面積31.7平方米及建築樓面面積145.51平方米)已歸屬予上海城開(集團)有限公司，土地使用權並無指定期限，可作住宅用途。

(2) 根據日期為二零零七年七月三十一日的營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元。

(3) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據日期為二零零七年七月三十一日之營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元；

(ii) 根據上海市房地產權證第(2006)019546號，上海城開(集團)有限公司已取得該物業(包括建築樓面面積145.51平方米)之房屋所有權；

(iii) 上海城開(集團)有限公司有權使用、轉讓、租賃及抵押該物業之土地使用權及房屋所有權；及

(iv) 該物業並無作出任何按揭。

(4) 據上海城開(集團)有限公司表示，該物業於二零零四年五月被購入時的收購成本為人民幣515,840元。

(5) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
40	中國上海市徐滙區桂林西街15弄之2個住宅單位	該物業包括一九九零年代建成之住宅大樓之兩個住宅單位。 該物業之總建築樓面面積為102.74平方米(1,106平方呎)。 該物業之土地使用權已劃撥，並無指定之年期。	該物業現正空置。	無商業價值 (請看附註(2))

附註:

(1) 根據上海市房屋土地資源管理局於二零零三年五月二十一日頒發之上海市房地產權證第(2003)017985號，該物業之房屋所有權已歸屬予上海城開(集團)有限公司，土地使用權並無指定期限，可作住宅用途。

(2) 根據上述上海市房地產權證，該物業之土地使用權屬於劃撥性質、於出售時須政府批准並支付額外土地出讓金。然而，假設已取得政府批准、已支付額外土地出讓金及該物業可自由轉讓，則該物業於二零零七年九月三十日現況下之資本值為人民幣1,010,000元。

(3) 根據日期為二零零七年七月三十一日的營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元。

(4) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料:

(i) 根據日期為二零零七年七月三十一日之營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元；

(ii) 根據上海市房地產權證第(2003)017985號，上海城開(集團)有限公司已取得該物業(包括建築樓面面積102.74平方米)之房屋所有權，並無指定之年期；

(iii) 上海城開(集團)有限公司有權使用、轉讓、租賃及抵押該物業之土地使用權及房屋所有權；

(iv) 土地使用權屬劃撥性質。於該物業之所有權轉讓時，須經相關政府批准及承授方應繳納土地使用權出讓金。轉讓房地產所獲收益中的土地收益應上繳政府或作其他處理；及

(v) 該物業並無作出任何按揭。

(5) 據上海城開(集團)有限公司表示，該物業於二零零二年十一月被購入時的收購成本為人民幣48,507元。

(6) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下:

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
41	中國上海市徐滙區宜山路50及60弄之2個住宅單位	該物業包括一九九零年代建成之七層高住宅大樓之兩個住宅單位。 該物業之總建築樓面面積為110.53平方米(1,190平方呎)。 該物業之土地使用權已劃撥，並無指定之年期。	該物業須受各項租約所限，最後屆滿日期為二零零八年七月十八日，月租為人民幣2,000元。	無商業價值(請看附註(2))

附註:

(1) 根據上海市房屋土地資源管理局於二零零五年一月二十四日頒發之上海市房地產權證第(2005)004900及(2005)004902號，該物業之房屋所有權(包括分攤地盤面積16.4平方米及建築樓面面積110.53平方米)已歸屬予上海城開(集團)有限公司，土地使用權並無指定期限，可作住宅用途。

(2) 根據上述上海市房地產權證，該物業之土地使用權屬於劃撥性質，於出售時須政府批准並支付額外土地出讓金。然而，假設已取得政府批准、已支付額外土地出讓金及該物業可自由轉讓，則該物業於二零零七年九月三十日現況下之資本值為人民幣1,280,000元。

(3) 根據日期為二零零七年七月三十一日的營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元。

(4) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料:

(i) 根據日期為二零零七年七月三十一日之營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元；

(ii) 根據上海市房地產權證第(2005)004900及(2005)004902號，上海城開(集團)有限公司已取得該物業(包括建築樓面面積110.53平方米)之房屋所有權；

(iii) 上海城開(集團)有限公司有權使用、轉讓、租賃及抵押該物業之土地使用權及房屋所有權；

(iv) 土地使用權屬劃撥性質。於該物業之所有權轉讓時，須經相關政府批准及承授方應繳納土地使用權出讓金。轉讓房地產所獲收益中的土地收益應上繳政府或作其他處理；及

(v) 該物業並無作出任何按揭。

(5) 據上海城開(集團)有限公司表示，該物業被購入時並無收購成本。

(6) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
42	中國上海市徐滙區華容路111弄1號106室	該物業包括一九九七年建成之十八層高住宅大樓之一個住宅單位。 該物業之總建築樓面面積為63.09平方米(679平方呎)。 該物業之土地使用權已劃撥，並無指定之年期。	該物業已出租，租約期由二零零七年九月十日至二零零八年九月九日，月租為人民幣1,500元。	無商業價值 (請看附註(2))

附註:

(1) 根據上海市房屋土地資源管理局於二零零六年七月二十九日頒發之上海市房地產權證第(2006)019039號，該物業之房屋所有權(包括分攤地盤面積3.2平方米及建築樓面面積63.09平方米)已歸屬予上海城開(集團)有限公司，土地使用權並無指定期限，可作住宅用途。

(2) 根據上述上海市房地產權證，該物業之土地使用權屬於劃撥性質、於出售時須政府批准並支付額外土地出讓金。然而，假設已取得政府批准、已支付額外地價及該物業可自由轉讓，則該物業於二零零七年九月三十日現況下之資本值為人民幣630,000元。

(3) 根據日期為二零零七年七月三十一日的營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元。

(4) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料:

   (i) 根據日期為二零零七年七月三十一日之營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元；

   (ii) 根據上海市房地產權證第(2006)019039號，上海城開(集團)有限公司已取得該物業(包括建築樓面面積63.09平方米)之房屋所有權；

   (iii) 上海城開(集團)有限公司有權使用、轉讓、租賃及抵押該物業之土地使用權及房屋所有權；

   (iv) 土地使用權屬劃撥性質。於該物業之所有權轉讓時，須經相關政府批准及承授方應繳納土地使用權出讓金。轉讓房地產所獲收益中的土地收益應上繳政府或作其他處理；及

   (v) 該物業並無作出任何按揭。

(5) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
43	中國上海市徐滙區東安五村13號302室	該物業包括一九八九年建成之六層高住宅大樓之一個住宅單位。 該物業之總建築樓面面積為37.23平方米(401平方呎)。 該物業之土地使用權已劃撥，並無指定之年期。	該物業已出租，租約期由二零零五年十一月一日至二零零八年十二月三十一日，月租為人民幣400元。	無商業價值 (請看附註(2))

附註:

(1) 根據上海市房屋土地資源管理局於二零零五年五月十二日頒發之上海市房地產權證第(2005)018016號，該物業之房屋所有權(包括分攤地盤面積6.2平方米及建築樓面面積37.23平方米)已歸屬予上海城開(集團)有限公司，土地使用權並無指定期限，可作住宅用途。

(2) 根據上述上海市房地產權證，該物業之土地使用權屬於劃撥性質，於出售時須政府批准並支付額外土地出讓金。然而，假設已取得政府批准、已支付額外土地出讓金及該物業可自由轉讓，該物業於二零零七年九月三十日現況下之資本值為人民幣370,000元。

(3) 根據日期為二零零七年七月三十一日之營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元。

(4) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料:

(i) 根據日期為二零零七年七月三十一日之營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元；

(ii) 根據上海市房地產權證第(2005)018016號，上海城開(集團)有限公司已取得該物業(包括建築樓面面積37.23平方米)之房屋所有權；

(iii) 上海城開(集團)有限公司有權使用、轉讓、租賃及抵押該物業之土地使用權及房屋所有權；

(iv) 土地使用權屬劃撥性質。於該物業之所有權轉讓時，須經相關政府批准及承授方應繳納土地使用權出讓金。轉讓房地產所獲收益中的土地收益應上繳政府或作其他處理；及

(v) 該物業並無作出任何按揭。

(5) 據上海城開(集團)有限公司表示，該物業被購入時並無收購成本。

(6) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
44	中國上海市徐滙區桂林西街30弄28號204及602室	該物業包括於一九九零年代建成之住宅大樓之兩個住宅單位。 該物業之總建築樓面面積124.12平方米(1,336平方呎)。 該物業已獲授土地使用權，並無指定之年期，可作住宅用途。	該物業現正空置。	人民幣1,220,000元

附註：

(1) 根據上海市房屋土地資源管理局於二零零一年三月二十九日頒發之上海市房地產權證第(2001)022323號，桂林西街30弄28號多個單位之土地使用權及房屋所有權(包括地盤面積85.10平方米及建築樓面面積308.05平方米)已歸屬予上海城開(集團)有限公司，土地使用權並無指定期限，可作住宅用途。

(2) 根據日期為二零零七年七月三十一日的營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元。

(3) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據日期為二零零七年七月三十一日之營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元；

(ii) 根據上海市房地產權證第(2001)022323號，上海城開(集團)有限公司已取得該物業(包括建築樓面面積124.12平方米)之房屋所有權；

(iii) 上海城開(集團)有限公司有權使用、轉讓、租賃及抵押該物業之土地使用權及房屋所有權；及

(iv) 該物業並無作出任何按揭。

(4) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
45	中國上海市徐滙區石龍路117至123號之多個商舖	該物業包括一九九四年完成之住宅發展物業之多個商舖。 該物業之總建築樓面面積為174.72平方米(1,881平方呎)。 該物業已獲授土地使用權，年期由二零零五年三月十四日至二零四五年三月十三日，可作商業用途。	該物業須受各項租約所限，最後屆滿日期為二零一零年十月三十日，月租為人民幣13,200元。	人民幣2,990,000元

附註：

(1) 根據上海市房屋土地資源管理局頒發之上海市房地產權證第(2005)014908號，位於石龍路117至123號(包括地盤面積93平方米及建築樓面面積524.17平方米)之多個單位之土地使用權及房屋所有權已歸屬予上海城開(集團)有限公司，土地使用期由二零零五年三月十四日至二零四五年三月十三日，可作商業用途。

(2) 根據日期為二零零七年七月三十一日的營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元。

(3) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料:

(i) 根據日期為二零零七年七月三十一日之營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元；

(ii) 根據上海市房地產權證第(2005)014908號，上海城開(集團)有限公司已取得該物業(包括建築樓面面積174.72平方米)之房屋所有權，土地使用期由二零零五年三月十四日至二零四五年三月十三日；

(iii) 上海城開(集團)有限公司有權於指定期內使用、轉讓、租賃及抵押該物業之土地使用權及房屋所有權；及

(iv) 該物業並無所出任何按揭。

(4) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下:

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
46	中國上海市徐滙區石龍路101至115號及東泉路5、68及72號之多個商舖	該物業包括一九九四年建成之住宅發展物業之多個商舖。 該物業之總建築樓面面積為559.64平方米(6,024平方呎)。 該物業之土地使用權已劃撥，並無指定之年期。	該物業須受各項租約所限，最後屆滿日期為二零一一年五月十四日，月租為人民幣26,530元。	無商業價值(請看附註(2))

附註：

(1) 根據上海市房屋土地資源管理局分別於二零零二年十月二十三日及二零零零年十一月七日頒發之上海市房地產權證第(2002)032246、(2000)054050、(2000)054073及(2000)054074號，位於石龍路101至115號及東泉路5、68及72號之多個單位之房屋所有權已歸屬予上海城開(集團)有限公司，土地使用權並無指定期限。

(2) 根據上述上海市房地產權證，該物業之土地使用權屬於劃撥性質、於出售時須政府批准並支付額外土地出讓金。然而，假設已取得政府批准、已支付額外土地出讓金及該物業可自由轉讓，則該物業於二零零七年九月三十日現況下之資本值為人民幣9,490,000元。

(3) 根據日期為二零零七年七月三十一日的營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元。

(4) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料:

(i) 根據日期為二零零七年七月三十一日之營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元；

(ii) 根據上海市房地產權證第(2002)032246、(2000)054050、(2000)054073及(2000)054074號，上海城開(集團)有限公司已取得該物業(包括建築樓面面積559.64平方米)之房屋所有權；

(iii) 上海城開(集團)有限公司有權使用、轉讓、租賃及抵押該物業之土地使用權及房屋所有權；

(iv) 土地使用權屬劃撥性質。於該物業之所有權轉讓時，須經相關政府批准及承授方應繳納土地使用權出讓金。轉讓房地產所獲收益中的土地收益應上繳政府或作其他處理；及

(v) 該物業並無作出任何按揭。

(5) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
47	中國上海市徐滙區漕溪北路玉蘭花苑4及5號之7個住宅單位	該物業包括一九九二年建成之住宅發展物業之多個住宅單位。 該物業之總建築樓面面積為467.65平方米(5,034平方呎)。 該物業之土地使用權已劃撥，並無指定之年期。	該物業已出租，租約期由二零零六年九月一日至二零零八年八月三十一日，月租為人民幣4,100元。	無商業價值(請看附註(2))

附註：

(1) 根據上海市房屋土地資源管理局於一九九四年六月二十三日頒發之上海市房地產權證第00421及00422號，位於漕溪北路玉蘭花苑4至5號(包括總建築樓面面積22,067.57平方米)之多個單位之房屋所有權已歸屬予上海市徐滙區城市建設開發總公司，土地使用權並無指定期限。

(2) 根據上述上海市房地產權證，該物業之土地使用權屬於劃撥性質、於出售時須政府批准並支付額外土地出讓金。然而，假設已取得政府批准、已支付額外土地出讓金及該物業可自由轉讓，該物業於二零零七年九月三十日現況下之資本值為人民幣5,550,000元。

(3) 根據日期為二零零七年七月三十一日的營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元。

(4) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據日期為二零零七年七月三十一日之營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元；

(ii) 根據上海市房地產權證第00421及00422號，上海市徐滙區城市建設開發總公司已取得該物業(包括建築樓面面積467.65平方米)之房屋所有權；

(iii) 上海城開(集團)有限公司已取得上海市徐滙區城市建設開發總公司之全部權利及權益；

(iv) 上海城開(集團)有限公司有權使用、轉讓、租賃及抵押該物業之土地使用權及房屋所有權；

(v) 土地使用權屬劃撥性質。於該物業之所有權轉讓時，須經相關政府批准及承授方應繳納土地使用權出讓金。轉讓房地產所獲收益中的土地收益應上繳政府或作其他處理；及

(vi) 該物業並無作出任何按揭。

(5) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
48	中國上海市徐滙區高安路30號之2個商舖	該物業包括一九九零年代建成之住宅大樓之兩個商舖。 該物業之總建築樓面面積為143.94平方米(1,549平方呎)。 該物業之土地使用權已劃撥，並無指定之年期。	該物業現正空置。	無商業價值(請看附註(2))

附註：

(1) 根據上海市房屋土地資源管理局於一九九六年二月二十九日頒發之上海市房地產權證第0080237號，位於高安路30號之多個單位之房屋所有權已歸屬予上海市徐滙區城市建設開發總公司，土地使用權並無指定期限。

(2) 根據上述上海市房地產權證，該物業之土地使用權屬於劃撥性質、於出售時須政府批准並支付額外土地出讓金。然而，假設已取得政府批准、已支付額外土地出讓金及該物業可自由轉讓，則該物業於二零零七年九月三十日現況下之資本值為人民幣2,880,000元。

(3) 根據日期為二零零七年七月三十一日的營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元。

(4) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據日期為二零零七年七月三十一日之營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元；

(ii) 根據上海市房地產權證第0080237號，上海市徐滙區城市建設開發總公司已取得該物業(包括建築樓面面積143.94平方米)之房屋所有權；

(iii) 上海城開(集團)有限公司已取得上海市徐滙區城市建設開發總公司之全部權利及權益；

(iv) 上海城開(集團)有限公司有權使用、轉讓、租賃及抵押該物業之土地使用權及房屋所有權；

(v) 土地使用權屬劃撥性質。於該物業之所有權轉讓時，須經相關政府批准及承授方應繳納土地使用權出讓金。轉讓房地產所獲收益中的土地收益應上繳政府或作其他處理；及

(vi) 該物業並無作出任何按揭。

(5) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
49	中國上海市徐滙區高安路47弄1號203及2403室	該物業包括一九九零年代建成之住宅大樓之兩個住宅單位。 該物業之總建築樓面面積為58.60平方米(631平方呎)。 該物業之土地使用權已劃撥，並無指定之年期。	該物業現正空置。	無商業價值 (請看附註(2))

附註：

(1) 根據上海市房屋土地資源管理局頒發之上海市房地產權證第80238號，位於高安路47弄1號之多個單位之房屋所有權已歸屬予上海市徐滙區城市建設開發總公司，土地使用權並無指定期限，可作住宅用途。

(2) 根據上述上海市房地產權證，該物業之土地使用權屬於劃撥性質、於出售時須政府批准並支付額外土地出讓金。然而，假設已取得政府批准、已支付額外土地出讓金及該物業可自由轉讓，則該物業於二零零七年九月三十日現況下之資本值為人民幣910,000元。

(3) 根據日期為二零零七年七月三十一日的營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元。

(4) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據日期為二零零七年七月三十一日之營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元；

(ii) 根據上海市房地產權證第80238號，上海市徐滙區城市建設開發總公司已取得該物業(包括建築樓面面積58.60平方米)之房屋所有權；

(iii) 上海城開(集團)有限公司已取得上海市徐滙區城市建設開發總公司之全部權利及權益；

(iv) 上海城開(集團)有限公司有權使用、轉讓、租賃及抵押該物業之土地使用權及房屋所有權；

(v) 土地使用權屬劃撥性質。於該物業之所有權轉讓時，須經相關政府批准及承授方應繳納土地使用權出讓金。轉讓房地產所獲收益中的土地收益應上繳政府或作其他處理；及

(vi) 該物業並無作出任何按揭。

(5) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
50	中國上海市徐滙區樂山路35號四層南部	該物業包括一九九零年代建成之辦公室大樓之第4層部分。 該物業之總建築樓面面積為1,106平方米(11,905平方呎)。 該物業之土地使用權已劃撥，並無指定之年期。	該物業現正空置。	無商業價值 (請看附註(2))

附註：

(1) 根據上海市房屋土地資源管理局於一九九六年七月三十日頒發之上海市房地產權證第0083133號，位於樂山路35號(包括建築樓面面積1,106平方米)之多個單位之房屋所有權已歸屬予上海市徐滙區城市建設開發總公司，土地使用權並無指定期限，可作辦公室用途。

(2) 根據上述上海市房地產權證，該物業之土地使用權屬於劃撥性質，於出售時須政府批准並支付額外土地出讓金。然而，假設已取得政府批准、已支付額外土地出讓金及該物業可自由轉讓，則該物業於二零零七年九月三十日現況下之資本值為人民幣9,040,000元。

(3) 根據日期為二零零七年七月三十一日的營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元。

(4) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據日期為二零零七年七月三十一日之營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元；

(ii) 根據日期為一九九六年七月三十日之上海市房地產權證第0083133號，上海市徐滙區城市建設開發總公司已取得該物業(包括建築樓面面積1,106平方米)之房屋所有權；

(iii) 上海城開(集團)有限公司已取得上海市徐滙區城市建設開發總公司之全部權利及權益；

(iv) 上海城開(集團)有限公司有權使用、轉讓、租賃及抵押該物業之土地使用權及房屋所有權；

(v) 土地使用權屬劃撥性質。於該物業之所有權轉讓時，須經相關政府批准及承授方應繳納土地使用權出讓金。轉讓房地產所獲收益中的土地收益應上繳政府或作其他處理；及

(vi) 該物業並無作出任何按揭。

(5) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
51	中國上海市徐滙區肇嘉濱路99弄1至2號之1個車位	該物業包括二零零三年完成之住宅發展物業之一個車位。 該物業已獲授土地使用權，年期由二零零二年十一月五日至二零五一年六月七日。	該物業現正空置。	人民幣180,000元

附註：

(1) 根據上海市房屋土地資源管理局於二零零三年九月三十日頒發之上海市房地產權證第(2003)034105號，位於肇嘉濱路99弄1至2號及91至97號(單號)(包括地盤面積2,901平方米及建築樓面面積20,360.96平方米)之多個單位之土地使用權及房屋所有權已歸屬予上海城開(集團)有限公司及上海年平房地產開發有限公司，土地使用期由二零零二年十一月五日至二零五一年六月七日。

(2) 根據日期為二零零七年七月三十一日的營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元。

(3) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據日期為二零零七年七月三十一日之營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元；

(ii) 根據日期為二零零三年九月三十日之上海市房地產權證第(2003)034105號，上海城開(集團)有限公司已取得該物業(包括一個車位)之土地使用權及房屋所有權；

(iii) 上海城開(集團)有限公司有權於指定期內使用、轉讓、租賃及抵押該物業之土地使用權及房屋所有權；及

(iv) 該物業並無作出任何按揭。

(4) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
52	中國上海市徐滙區裕德路45弄21號801室	該物業包括一九九五年建成之十七層高住宅大樓之一個住宅單位。 該物業之建築樓面面積為89.33平方米(962平方呎)。	該物業現正空置。	無商業價值 (請看附註(2))

附註：

(1) 根據上海市房屋土地資源管理局於二零零六年九月二十九日頒發之上海市房地產權證(2006)023293號，該物業(包括建築樓面面積89.33平方米)之房屋所有權已歸屬予上海城開(集團)有限公司，土地使用權並無指定期限，可作住宅用途。

(2) 根據上述上海市房地產權證，該物業之土地使用權屬於劃撥性質、於出售時須政府批准並支付額外土地出讓金。然而，假設已取得政府批准、已支付額外土地出讓金及該物業可自由轉讓，則該物業於二零零七年九月三十日現況下之資本值為人民幣1,050,000元。

(3) 根據日期為二零零七年七月三十一日的營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元。

(4) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據日期為二零零七年七月三十一日之營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元；

(ii) 根據日期為二零零六年九月二十九日之上海市房地產權證第(2006)023293號，上海城開(集團)有限公司已取得該物業(包括建築樓面面積89.33平方米)之房屋所有權；

(iii) 上海城開(集團)有限公司有權使用、轉讓、租賃及抵押該物業之土地使用權及房屋所有權；

(iv) 土地使用權屬劃撥性質。於該物業之所有權轉讓時，須經相關政府批准及承授方應繳納土地使用權出讓金。轉讓房地產所獲收益中的土地收益應上繳政府或作其他處理；及

(v) 該物業並無作出任何按揭。

(5) 據上海城開(集團)有限公司表示，該物業於二零零四年一月被購入時的收購成本為人民幣696,774元。

(6) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
53	中國上海市之多個有使用權依據的房屋	該物業包括一九九零年代建成之多個單位。	該物業現正空置。	無商業價值(請看附註(2))

附註：

(1) 據城開集團表示，上海城開(集團)有限公司已取得該物業之使用權。該物業之詳情概述如下:

地點	用途	使用面積 *(平方米)*	建築樓面面積 *(平方米)*
石門二路503號1607室	住宅		103.00
龍川北路4號103室	住宅	67.00	
西湖苑(西湖路)21號101室	住宅	17.50	35.93
新華路329弄28號	住宅	14.20	
肇嘉濱路383號804室	住宅	16.10	
永康路141弄23號101室	零售	33.10	
陸家濱路1382弄47號701室	住宅	20.00	41.59
冠生園路西薛家宅63室	住宅	109.71	
龍南五村20號202室	住宅		69.87
東安路230弄10號24室	住宅	21.70	
田林14村114號304室	住宅	17.30	
泰安路85號501室	住宅	20.00	
田林11村19號301室	住宅	26.10	
裕德路45弄11號108室	住宅		65.14

(2) 截至估值日，該物業之上海市房地產權證仍未取得。然而，假設已取得該物業之合法業權及該物業可自由轉讓，該物業於二零零七年九月三十日現況下之資本值為人民幣7,460,000元。

(3) 根據日期為二零零七年七月三十一日的營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元。

(4) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據日期為二零零七年七月三十一日之營業執照第310000000043933號，上海城開(集團)有限公司成立之營業期由一九九六年四月三十日開始，並無期限。現時的註冊資本為人民幣301,330,000元；及

(ii) 根據單位住房調用單或住房調配單，上海城開(集團)有限公司已取得該物業之使用權。

(5) 據上海城開(集團)有限公司表示，不能取得該物業之上海市房地產權證。

(6) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	無
單位住房調用單或住房調配單	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
54	中國上海市徐滙區龍川北路723、725及727號之3個商舖	該物業包括約於二零零零年建成之六層高住宅大樓之3個商舖。 該物業之總建築樓面面積為119.34平方米(1,285平方呎)。 該物業已獲授土地使用權，年期由二零零三年五月十四日至二零七二年一月四日，可作住宅用途。	該物業現正空置。	人民幣1,980,000元 (城開集團應佔95%權益：人民幣1,881,000元)

附註：

(1) 根據上海市房屋土地資源管理局頒發之上海市房地產權證，位於龍川北路723至727、731至735號及羅城路570弄29至32號(包括地盤面積3,131平方米及建築樓面面積4,991.91平方米)之多個單位之土地使用權及房屋所有權已歸屬予上海石龍工業區聯合發展有限公司，土地使用期由二零零三年五月十四日至二零七二年一月四日，可作住宅用途。

(2) 截至估值日，上海石龍工業區聯合發展有限公司已轉讓該物業之房屋所有權予上海城開住宅安置有限公司，並已支付全部金額，惟轉名手續尚未辦理。

(3) 根據日期為二零零六年四月二十六日之營業執照第310104018481號，上海石龍工業區聯合發展有限公司成立之營業期由一九九三年八月二日至二零零七年十一月二十六日。現時註冊資本為人民幣20,000,000元。

(4) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據營業執照第310104018481號，上海石龍工業區聯合發展有限公司成立於一九九三年八月二日，營業期由一九九三年八月二日至二零零七年十一月二十六日，並由上海城開(集團)有限公司擁有95%權益。現時註冊資本為人民幣20,000,000元；

(ii) 根據上海市房地產權證，上海石龍工業區聯合發展有限公司已取得該物業(包括建築樓面面積119.34平方米)之房屋所有權；惟該物業之房屋所有權已轉讓予上海城開住宅安置有限公司及轉名手續尚未辦理，因此上海石龍工業區聯合發展有限公司無權於指定期內使用、轉讓、租賃及抵押該物業之土地使用權及房屋所有權；及

(iii) 該物業並無作出任何按揭。

(5) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
55	中國上海市徐滙區龍川北路及羅城路之工業區	該物業包括建於一幅土地上之臨時工業區地塊，地盤面積約為62,357平方米。 該物業之建築樓面面積為25,363平方米(273,007平方呎)。 城開集團仍未取得土地使用權。	該物業已出租，並無指定年期，月租為人民幣366,666.67元。	無商業價值 (請看附註(1))

附註：

(1) 截至估值日，該物業之上海市房地產權證仍未取得。然而，假設已取得該物業之合法業權及該物業可自由轉讓，該物業於二零零七年九月三十日現況下之資本值為人民幣88,000,000元(城開集團應佔95%權益：人民幣83,600,000元)。

(2) 根據日期為二零零六年四月二十六日之營業執照第310104018481號，上海石龍工業區聯合發展有限公司成立之營業期由一九九三年八月二日至二零零七年十一月二十六日。現時註冊資本為人民幣20,000,000元。

(3) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據營業執照第310104018481號，上海石龍工業區聯合發展有限公司成立於一九九三年八月二日，營業期由一九九三年八月二日至二零零七年十一月二十六日，並由上海城開(集團)有限公司擁有95%權益。現時註冊資本為人民幣20,000,000元；及

(ii) 基於上海石龍工業區聯合發展有限公司仍未取得業權文件或批准，上海石龍工業區聯合發展有限公司仍未取得該物業之土地使用權及須維持該物業之現況，直至政府將收回土地使用權為止。此外，上海石龍工業區聯合發展有限公司將獲補償金。

(4) 據上海城開(集團)有限公司表示，不能取得該物業之上海市房地產權證。

(5) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	無
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
56	中國上海市徐滙區虹梅路2666弄1號603室	該物業包括一九九五年建成之六層高住宅大樓之一個單位。 該物業之建築樓面面積62.65平方米(674平方呎)。 該物業已獲授土地使用權，並無指定之年期，可作住宅用途。	該物業現正空置。	人民幣520,000元 (城開集團應佔51%權益：人民幣265,200元)

附註：

(1) 根據上海市房屋土地資源管理局於二零零三年二月十二日頒發之上海市房地產權證第(2003)004613號，位於虹梅路2666弄1號兩個單位(包括分攤地盤面積63.8平方米及建築樓面面積122.81平方米)之土地使用權及房屋所有權已歸屬予上海城開住宅安置有限公司，土地使用權並無指定期限，可作住宅用途。

(2) 根據日期為一九九七年三月十八日之營業執照第3101041003420號，上海城開住宅安置有限公司成立之營業期由一九九七年三月十八日至二零二七年三月十七日。現時註冊資本為人民幣10,000,000元。

(3) 貴公司法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據營業執照第3101041003420號，上海城開住宅安置有限公司於一九九七年三月十八日成立，營業期由一九九七年三月十八日至二零二七年三月十七日，並由上海城開(集團)有限公司擁有51%權益。現時註冊資本為人民幣10,000,000元；

(ii) 根據日期為二零零三年二月十二日之上海市房地產權證第(2003)004613號，上海城開住宅安置有限公司已取得該物業(包括建築樓面面積62.65平方米)之土地使用權及房屋所有權；

(iii) 上海城開住宅安置有限公司有權使用、轉讓、租賃及抵押該物業之土地使用權及房屋所有權；及

(iv) 該物業並無作出任何按揭。

(4) 據上海城開(集團)有限公司表示，該物業於二零零三年七月被購入時的收購成本為人民幣142,079元。

(5) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
57	中國上海市徐滙區華涇路1000弄50號之2個住宅單位	該物業包括一九九六年完成之六層高住宅大樓之兩個單位。 該物業之建築樓面面積144.16平方米(1,552平方呎)。 該物業已獲授土地使用權，並無指定之年期，可作住宅用途。	該物業現正空置。	人民幣970,000元 (城開集團應佔51%權益：人民幣494,700元)

附註：

(1) 根據上海市房屋土地資源管理局於二零零二年十一月二十七日頒發之上海市房地產權證第(2002)035895號，位於華涇路1000弄50號多個單位(包括地盤面積223.70平方米及建築樓面面積403.20平方米)之土地使用權及房屋所有權已歸屬予上海城開住宅安置有限公司，土地使用權並無指定期限，可作住宅用途。

(2) 根據日期為一九九七年三月十八日之營業執照第3101041003420號，上海城開住宅安置有限公司成立之營業期由一九九七年三月十八日至二零二七年三月十七日，註冊資本為人民幣10,000,000元。

(3) 貴公司法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據營業執照第3101041003420號，上海城開住宅安置有限公司於一九九七年三月十八日成立，營業期由一九九七年三月十八日至二零二七年三月十七日，並由上海城開(集團)有限公司擁有51%權益。現時註冊資本為人民幣10,000,000元；

(ii) 根據日期為二零零二年十一月二十七日之上海市房地產權證第(2002)035895號，上海城開住宅安置有限公司已取得該物業(包括建築樓面面積144.16平方米)之房屋所有權；

(iii) 上海城開住宅安置有限公司有權使用、轉讓、租賃及抵押該物業之土地使用權及房屋所有權；及

(iv) 該物業並無作出任何按揭。

(4) 據上海城開(集團)有限公司表示，該物業於二零零三年七月被購入時的收購成本為人民幣326,930元。

(5) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
58	中國上海市徐滙區老滬閔路1296弄之1個住宅單位	該物業包括一九九四年建成之六層高住宅大樓之住宅單位。 該物業之總建築樓面面積38.68平方米(416平方呎)。 該物業已獲授土地使用權，並無指定之年期，可作住宅用途。	該物業現正空置。	人民幣250,000元 (城開集團應佔51%權益：人民幣127,500元)

附註：

(1) 根據上海市房屋土地資源管理局於二零零二年十一月二十七日頒發之上海市房地產權證第(2002)035896號，位於老滬閔路1296弄2、3、4、10、26及38號多個單位(包括地盤面積101.21平方米及建築樓面面積577.40平方米)之土地使用權及房屋所有權已歸屬予上海城開住宅安置有限公司，土地使用權並無指定期限，可作住宅用途。

(2) 根據日期為一九九七年三月十八日之營業執照第3101041003420號，上海城開住宅安置有限公司成立之營業期由一九九七年三月十八日至二零二七年三月十七日。現時註冊資本為人民幣10,000,000元。

(3) 貴公司法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據營業執照第3101041003420號，上海城開住宅安置有限公司於一九九七年三月十八日成立，營業期由一九九七年三月十八日至二零二七年三月十七日，並由上海城開(集團)有限公司擁有51%權益。現時註冊資本為人民幣10,000,000元；

(ii) 根據日期為二零零二年十一月二十七日之上海市房地產權證第(2002)035896號，上海城開住宅安置有限公司已取得該物業(包括建築樓面面積38.68平方米)之房屋所有權；

(iii) 上海城開住宅安置有限公司有權使用、轉讓、租賃及抵押該物業之土地使用權及房屋所有權；及

(iv) 該物業並無作出任何按揭。

(4) 據上海城開(集團)有限公司表示，該物業於二零零三年七月被購入時的收購成本為人民幣87,719元。

(5) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授出情況如下：

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
59	中國上海市徐滙區沙家濱路38弄3號401室	該物業包括二零零零年建成之六層高住宅大樓之一個住宅單位。 該物業之建築樓面面積85.86平方米(924平方呎)。 該物業已獲授土地使用權，並無指定之年期，可作住宅用途。	該物業現正空置。	人民幣590,000元 (城開集團應佔51%權益：人民幣300,900元)

附註：

(1) 根據上海市房屋土地資源管理局於二零零三年二月十二日頒發之上海市房地產權證第(2003)004614號，位於沙家濱路38弄3、4、5及35號多個單位(包括地盤面積993.50平方米及建築樓面面積1,747.44平方米)之土地使用權及房屋所有權已歸屬予上海城開住宅安置有限公司，土地使用權並無指定期限，可作住宅用途。

(2) 根據日期為一九九七年三月十八日之營業執照第3101041003420號，上海城開住宅安置有限公司成立之營業期由一九九七年三月十八日至二零二七年三月十七日。現時註冊資本為人民幣10,000,000元。

(3) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據營業執照第3101041003420號，上海城開住宅安置有限公司於一九九七年三月十八日成立之營業期由一九九七年三月十八日至二零二七年三月十七日，並由上海城開(集團)有限公司擁有51%權益。現時註冊資本為人民幣10,000,000元；

(ii) 根據日期為二零零三年二月十二日之上海市房地產權證第(2003)004614號，上海城開住宅安置有限公司已取得該物業(包括建築樓面面積85.86平方米)之房屋所有權；

(iii) 上海城開住宅安置有限公司有權使用、轉讓、租賃及抵押該物業之土地使用權及房屋所有權；及

(iv) 該物業並無作出任何按揭。

(4) 據上海城開(集團)有限公司表示，該物業於二零零三年七月被購入時的收購成本為人民幣194,716元。

(5) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
60	中國上海市徐滙區梅隴八村23號1008及1508室	該物業包括一九九三年建成之十八層高住宅大樓之兩個住宅單位。 該物業之總建築樓面面積162.62平方米(1,750平方呎)。 該物業已獲授土地使用權，並無指定之年期，可作住宅用途。	該物業現正空置。	人民幣1,370,000元 (城開集團應佔51%權益：人民幣698,700元)

附註：

(1) 根據上海市房屋土地資源管理局於二零零三年四月九日頒發之上海市房地產權證第(2003)009964號，該物業(包括分攤地盤面積8.80平方米及建築樓面面積162.62平方米)之土地使用權及房屋所有權已歸屬予上海城開住宅安置有限公司，土地使用權並無指定期限，可作住宅用途。

(2) 根據日期為一九九七年三月十八日之營業執照第3101041003420號，上海城開住宅安置有限公司成立，營業期由一九九七年三月十八日至二零二七年三月十七日。現時註冊資本為人民幣10,000,000元。

(3) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據營業執照第3101041003420號，上海城開住宅安置有限公司於一九九七年三月十八日成立，營業期由一九九七年三月十八日至二零二七年三月十七日，並由上海城開(集團)有限公司擁有51%權益。現時註冊資本為人民幣10,000,000元；

(ii) 根據日期為二零零三年四月九日之上海市房地產權證第(2003)009964號，上海城開住宅安置有限公司已取得該物業(包括分攤地盤面積8.80平方米及建築樓面面積162.62平方米)之土地使用權及房屋所有權；

(iii) 上海城開住宅安置有限公司有權使用、轉讓、租賃及抵押該物業之土地使用權及房屋所有權；及

(iv) 該物業並無作出任何按揭。

(4) 據上海城開(集團)有限公司表示，該物業於二零零三年七月被購入時的收購成本為人民幣368,795元。

(5) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
61	中國上海市徐滙區羅秀二村23號602室	該物業包括一九九五年建成之六層高住宅大樓之一個住宅單位。 該物業之總建築樓面面積84.28平方米(907平方呎)。 該物業已獲授土地使用權，並無指定之年期，可作住宅用途。	該物業現正空置。	人民幣670,000元 (城開集團應佔51%權益：人民幣341,700元)

附註：

(1) 根據上海市房屋土地資源管理局於二零零二年十一月二十七日頒發之上海市房地產權證第(2002)035897號，位於羅秀二村11、23、27、30及31號多個單位(包括地盤面積291.9平方米及建築樓面面積495.33平方米)之土地使用權及房屋所有權已歸屬予上海城開住宅安置有限公司，土地使用權並無指定期限，可作住宅用途。

(2) 根據日期為一九九七年三月十八日之營業執照第3101041003420號，上海城開住宅安置有限公司成立之營業期由一九九七年三月十八日至二零二七年三月十七日。現時註冊資本為人民幣10,000,000元。

(3) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據營業執照第3101041003420號，上海城開住宅安置有限公司於一九九七年三月十八日成立，營業期由一九九七年三月十八日至二零二七年三月十七日，並由上海城開(集團)有限公司擁有51%權益。現時註冊資本為人民幣10,000,000元；

(ii) 根據日期為二零零二年十一月二十七日之上海市房地產權證第(2002)035897號，上海城開住宅安置有限公司已取得該物業(包括建築樓面面積84.28平方米)之房屋所有權；

(iii) 上海城開住宅安置有限公司有權使用、轉讓、租賃及抵押該物業之土地使用權及房屋所有權；及

(iv) 該物業並無作出任何按揭。

(4) 據上海城開(集團)有限公司表示，該物業於二零零三年七月被購入時的收購成本為人民幣191,132元。

(5) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
62	中國上海市奉賢區西渡鎮鴻寶一村7幢115號602室	該物業包括一九九四年建成之六層高住宅大樓之一個住宅單位。 該物業之總建築樓面面積為68.5平方米(737平方呎)。 該物業已獲授土地使用權，並無指定之年期，可作住宅用途。	該物業現正空置。	人民幣210,000元 (城開集團應佔51%權益：人民幣107,100元)

附註:

(1) 根據上海市房屋土地資源管理局於二零零三年九月十八日頒發之上海市房地產權證第(2003)016445號，該物業(包括建築樓面面積68.5平方米)之房屋所有權已歸屬予上海城開住宅安置有限公司，土地使用權並無指定期限，可作住宅用途。

(2) 根據日期為一九九七年三月十八日之營業執照第3101041003420號，上海城開住宅安置有限公司成立之營業期由一九九七年三月十八日至二零二七年三月十七日。現時註冊資本為人民幣10,000,000元。

(3) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料:

(i) 根據營業執照第3101041003420號，上海城開住宅安置有限公司成立於一九九七年三月十八日，營業期由一九九七年三月十八日至二零二七年三月十七日，並由上海城開(集團)有限公司擁有51%權益。現時註冊資本為人民幣10,000,000元；

(ii) 根據日期為二零零三年九月十八日之上海市房地產權證第(2003)016445號，上海城開住宅安置有限公司已取得該物業(包括建築樓面面積68.5平方米)之房屋所有權；

(iii) 上海城開住宅安置有限公司有權使用、轉讓、租賃及抵押該物業之土地使用權及房屋所有權；及

(iv) 該物業並無作出任何按揭。

(4) 據上海城開(集團)有限公司表示，該物業於二零零三年十一月被購入時的收購成本為人民幣177,500元。

(5) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下:

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
63	中國上海市奉賢區西渡鎮之7個住宅單位	該物業包括於一九九四年及一九九五年期間建成在西渡鎮之七個住宅單位。 該物業之總建築樓面面積519.64平方米(5,593平方呎)。 該物業之土地使用權已劃撥，並無指定之年期，可作住宅用途。	該物業現正空置。	無商業價值(請看附註(2))

附註：

(1) 根據上海市房屋土地資源管理局頒發之七份上海市房地產權證，該物業(包括總分攤地盤面積265.30平方米及總建築樓面面積519.64平方米)之土地使用權及房屋所有權已歸屬予上海城開住宅安置有限公司，土地使用權並無指定期限，可作住宅用途，詳情如下：

證書編號	頒發日期	地址	完成年份	分攤地盤面積 *(平方米)*	建築樓面面積 *(平方米)*
(2003)015318	二零零三年九月三日	水閘小區16幢65號502室	一九九四年	36.50	70.75
(2003)015791	二零零三年九月五日	巨龍台灣城1幢1號502室	一九九五年	40.40	63.58
(2003)016175	二零零三年九月十二日	肖塘新村16幢42號501室	一九九五年	35.90	57.82
(2003)017251	二零零三年九月二十九日	鴻寶二村30幢326號502室	一九九五年	50.30	79.03
(2003)017486	二零零三年十月九日	水閘小區24幢46號202室	一九九四年	41.00	80.62
(2003)017687	二零零三年十月十四日	閘園二村6幢26號302室	一九九五年	36.00	83.79
(2003)017694	二零零三年十月十四日	鴻寶新村3幢8號602室	一九九五年	25.20	84.05
			總計：	265.30	519.64

(2) 根據上述上海市房地產權證，該物業之土地使用權屬於劃撥性質、於出售時須政府批准並支付額外土地出讓金。然而，假設已取得政府批准、已支付額外土地出讓金及該物業可自由轉讓，則該物業於二零零七年九月三十日現況下之資本值為人民幣1,620,000元(城開集團應佔51%權益：人民幣826,200元)。

(3) 根據日期為一九九七年三月十八日之營業執照第3101041003420號，上海城開住宅安置有限公司成立之營業期由一九九七年三月十八日至二零二七年三月十七日。現時註冊資本為人民幣10,000,000元。

(4) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據營業執照第3101041003420號，上海城開住宅安置有限公司於一九九七年三月十八日成立，營業期由一九九七年三月十八日至二零二七年三月十七日，並由上海城開(集團)有限公司擁有51%權益。現時註冊資本為人民幣10,000,000元；

(ii) 根據七份上海市房地產權證第(2003)015318、(2003)015791、(2003)016175、(2003)017251、(2003)017486、(2003)017687及(2003)017694,號，上海城開住宅安置有限公司已取得該物業(分別包括分攤地盤面積265.30平方米及總建築樓面面積519.64平方米)之土地使用權及房屋所有權；

(iii) 上海城開住宅安置有限公司有權使用、轉讓、租賃及抵押該物業之土地使用權及房屋所有權；

(iv) 土地使用權屬劃撥性質。於該物業之所有權轉讓時，須經相關政府批准及承授方應繳納土地使用權出讓金。轉讓房地產所獲收益中的土地收益應上繳政府或作其他處理；及

(v) 該物業並無作出任何按揭。

(5) 據上海城開(集團)有限公司表示，該物業於二零零三年十一月被購入時的收購成本為人民幣1,435,238元。

(6) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
64	中國上海市閔行區航華一村143、153及155號之14個住宅單位	該物業包括一九九三年建成之住宅發展物業之十四個住宅單位。 該物業之總建築樓面面積869.30平方米(9,357平方呎)。 該物業之土地使用權已劃撥，並無指定之年期，可作住宅用途。	該物業現正空置。	無商業價值(請看附註(2))

附註：

(1) 根據上海市房屋土地資源管理局於二零零五年十月十三日頒發之十四份上海市房地產權證，該物業(包括總建築樓面面積869.30平方米)之土地使用權及房屋所有權已歸屬予上海城開住宅安置有限公司，土地使用權並無指定期限，可作住宅用途，詳情如下：

證書編號	單位	座數	建築樓面面積 *(平方米)*
(2005)075313	404	155	54.85
(2005)074816	501	153	54.85
(2005)074817	301	153	54.85
(2005)074827	604	155	54.85
(2005)074829	201	153	54.85
(2005)074830	603	153	71.75
(2005)074831	602	155	71.75
(2005)074832	603	155	71.75
(2005)074833	201	155	54.85
(2005)074834	602	143	71.75
(2005)074835	603	143	71.75
(2005)074836	401	153	54.85
(2005)074837	501	155	54.85
(2005)074838	602	153	71.75
		總計：	869.30

(2) 根據上述上海市房地產權證，該物業之土地使用權屬於劃撥性質，於出售時須政府批准並支付額外土地出讓金。然而，假設已取得政府批准、已支付額外土地出讓金及該物業可自由轉讓，則該物業於二零零七年九月三十日現況下之資本值為人民幣6,170,000元(城開集團應佔51%權益：人民幣3,146,700元)。

(3) 根據日期為一九九七年三月十八日之營業執照第3101041003420號，上海城開住宅安置有限公司成立之營業期由一九九七年三月十八日至二零二七年三月十七日。現時註冊資本為人民幣10,000,000元。

(4) 貴公司法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據營業執照第3101041003420號，上海城開住宅安置有限公司於一九九七年三月十八日成立，營業期由一九九七年三月十八日至二零二七年三月十七日，並由上海城開(集團)有限公司擁有51%權益。現時註冊資本為人民幣10,000,000元；

(ii) 根據日期為二零零五年十月十三日之十四份上海市房地產權證第(2005)075313、(2005)074816、(2005)074817、(2005)074827、(2005)074829、(2005)074830、(2005)074831、(2005)074832、(2005)074833、(2005)074834、(2005)074835、(2005)074836、(2005)074837及(2005)074838號，上海城開住宅安置有限公司已取得該物業(包括總建築樓面面積869.30平方米)之房屋所有權；

(iii) 上海城開住宅安置有限公司有權使用、轉讓、租賃及抵押該物業之土地使用權及房屋所有權；

(iv) 土地使用權屬劃撥性質。於該物業之所有權轉讓時，須經相關政府批准及承授方應繳納土地使用權出讓金。轉讓房地產所獲收益中的土地收益應上繳政府或作其他處理；及

(v) 該物業並無作出任何按揭。

(5) 據上海城開(集團)有限公司表示，該物業於二零零五年八月被購入時的收購成本為人民幣5,541,787元。

(6) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
65	中國上海市閔行區銀都路3118弄4區26號101室	該物業包括一九九五年建成之六層高住宅大樓之一個住宅單位。 該物業之建築樓面面積54.53平方米(587平方呎)。 該物業之土地使用權已轉讓，並無指定之年期，可作住宅用途。	該物業現正空置。	人民幣380,000元 (城開集團應佔51%權益：人民幣193,800元)

附註：

(1) 根據上海市房屋土地資源管理局於二零零五年十月十八日頒發之上海市房地產權證第(2005)075512號，該物業(包括建築樓面面積54.53平方米)之房屋所有權已歸屬予上海城開住宅安置有限公司，土地使用權並無指定期限，可作住宅用途。

(2) 根據日期為一九九七年三月十八日之營業執照第3101041003420號，上海城開住宅安置有限公司成立之營業期由一九九七年三月十八日至二零二七年三月十七日。現時註冊資本為人民幣10,000,000元。

(3) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據營業執照第3101041003420號，上海城開住宅安置有限公司於一九九七年三月十八日成立，營業期由一九九七年三月十八日至二零二七年三月十七日，並由上海城開(集團)有限公司擁有51%權益。現時註冊資本為人民幣10,000,000元；

(ii) 根據日期為二零零五年十月十八日之上海市房地產權證第(2005)075512號，上海城開住宅安置有限公司已取得該物業(包括建築樓面面積54.53平方米)之房屋所有權；

(iii) 上海城開住宅安置有限公司有權使用、轉讓、租賃及抵押該物業之土地使用權及房屋所有權；及

(iv) 該物業並無作出任何按揭。

(4) 據上海城開(集團)有限公司表示，該物業於二零零五年十一月被購入時的收購成本為人民幣387,439元。

(5) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
66	中國上海市徐滙區烏魯木齊南路228號403室	該物業包括一九九六年建成之十一層高住宅大樓之一個住宅單位。 該物業之建築樓面面積為158.89平方米(1,710平方呎)。 該物業已獲授土地使用權，並無指定之年期，可作住宅用途。	該物業現正空置。	人民幣2,490,000元 (城開集團應佔60%權益：人民幣1,494,000元)

附註：

(1) 根據上海市房屋土地資源管理局於二零零零年一月十三日頒發之上海市房地產權證第(2000)001017號，該物業(包括分攤地盤面積35.40平方米及建築樓面面積158.89平方米)之土地使用權及房屋所有權已歸屬予新上海國際商城發展有限公司，土地使用權並無指定期限，可作住宅用途。

(2) 根據日期為二零零七年八月十六日之營業執照第3101041015183號，新上海國際商城發展有限公司成立之營業期由一九九二年九月十八日至二零二七年五月十七日。現時註冊資本為人民幣100,000,000元。

(3) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據營業執照第3101041015183號，新上海國際商城發展有限公司成立之營業期由一九九二年九月十八日至二零二七年五月十七日，並由上海城開(集團)有限公司擁有60%權益。現時註冊資本為人民幣100,000,000元；

(ii) 根據房地產權證第(2000)001017號，新上海國際商城發展有限公司已取得該物業(包括分攤地盤面積35.40平方米及建築樓面面積158.89平方米)之土地使用權及房屋所有權；

(iii) 新上海國際商城發展有限公司有權使用、轉讓、租賃及抵押該物業之土地使用權及房屋所有權；及

(iv) 該物業並無作出任何按揭。

(4) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	有
營業執照	有

	物業	概況及年期	佔用詳情	於二零零七年九月三十日現況下之資本值
67	中國上海市閔行區平陽路1375弄之16個住宅單位	該物業包括約於二零零零年建成之住宅發展物業之十六個住宅單位。 該物業之總建築樓面面積為1,275.32平方米(13,727平方呎)。	該物業現已空置。	無商業價值 (請看附註(1))

附註：

(1) 截至估值日，該物業之上海市房地產權證仍未取得。然而，假設已取得該物業之合法業權及該物業可自由轉讓，該物業於二零零七年九月三十日現況下之資本值為人民幣11,150,000元(城開集團應佔90%權益：人民幣10,035,000元)。

(2) 根據日期為二零零六年五月十七日之營業執照第3101121030958號，上海萬源房地產開發有限公司成立之營業期由一九九九年五月十七日至二零一四年五月十六日。現時註冊資本為人民幣300,000,000元。

(3) 貴公司之法律顧問向吾等提供對該物業之法律意見，當中載有(其中包括)以下資料：

(i) 根據營業執照第3101121030958號，上海萬源房地產開發有限公司成立之營業期由一九九九年五月十七日至二零一四年五月十六日，並由上海城開(集團)有限公司擁有90%權益。現時註冊資本為人民幣300,000,000元；

(ii) 上海萬源房地產開發有限公司僅可使用該物業作拆遷及安置。基於城開集團仍未取得業權文件，上海萬源房地產開發有限公司不可轉讓、租賃及抵押該物業之土地使用權及房屋所有權；及

(iii) 根據配套商品房供應協議，上海城開(集團)有限公司已支付該物業之所有款項予上海城投資產經營有限公司及轉讓該物業予上海萬源房地產開發有限公司。

(4) 據上海城開(集團)有限公司表示，該物業於二零零六年一月被購入時的收購成本為人民幣4,156,075元。

(5) 據上海城開(集團)有限公司表示，不能取得該物業之上海市房地產權證。

(6) 根據中國法律意見及由城開集團提供之資料，業權及主要證書、批文及許可證之授予情況如下：

上海市房地產權證	無
配套商品房供應協議	有
營業執照	有

1. 責任聲明

本通函包括遵照上市規則而列載的詳細資料，旨在提供有關本集團的資料。董事對本通函所載資料的準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，盡彼等所知及所信，本通函並無遺漏其他事項，致使本通函所載任何陳述有所誤導。

2. 權益披露

(a) 於最後實際可行日期，董事及本公司最高行政人員於本公司或其任何相聯法團(按證券及期貨條例第XV部涵義)股份及相關股份或債券證權益中擁有的權益或淡倉，根據證券及期貨條例第XV部第7及8分部須通知本公司及聯交所(包括根據該等證券及期貨條例條文彼等被認為或被視作持有的權益或淡倉)；或根據證券及期貨條例第352條須列入本公司按該條例存置之登記冊；或根據標準守則須通知本公司及聯交所者如下：

(i) 於本公司股份及相關股份之權益

- *本公司普通股*

董事姓名	身份	權益性質	持有已發行股份的數目	佔已發行股本百份比
蔡來興	實益擁有人	個人	4,000,000	0.37%
蔡育天	實益擁有人	個人	280,000	0.03%
呂明方	實益擁有人	個人	1,822,000	0.17%
丁忠德	實益擁有人	個人	530,000	0.05%
周　杰	實益擁有人	個人	307,000	0.03%
錢世政	實益擁有人	個人	479,000	0.04%
姚　方	實益擁有人	個人	180,000	0.02%
唐　鈞	實益擁有人	個人	30,000	0.003%

上述權益皆為好倉權益。

- *本公司購股期權*

董事姓名	身份	授出日期	每股行使價 *港元*	持有購股期權數目	佔已發行股本百分比
蔡來興	實益擁有人	二零零五年九月二日	14.89	800,000	0.07%
蔡育天	實益擁有人	二零零六年五月二日	17.10	940,000	0.09%
呂明方	實益擁有人	二零零五年九月二日	14.89	480,000	0.04%
丁忠德	實益擁有人	二零零六年五月二日	17.10	700,000	0.07%
周　杰	實益擁有人	二零零五年九月二日	14.89	220,000	0.02%
錢世政	實益擁有人	二零零五年九月二日	14.89	200,000	0.02%
唐　鈞	實益擁有人	二零零五年九月二日	14.89	220,000	0.02%

根據本公司購股期權計劃於二零零五年九月二日授出的購股期權可由二零零六年三月二日至二零零九年三月一日期間內，分三期予以行使。

根據本公司購股期權計劃於二零零六年五月二日授出的購股期權可由二零零六年十一月二日至二零零九年十一月一日期間內，分三期予以行使。

(ii) 於上海實業醫藥投資股份有限公司的股份權益

董事姓名	身份	權益性質	持有已發行股份的數目	佔已發行股本百份比
呂明方	實益持有人	個人	23,400	0.01%
丁忠德	實益持有人	個人	23,400	0.01%

上述權益皆為好倉權益。

(b) 於最後實際可行日期，就董事所悉，於本公司股份及相關股份擁有權益及淡倉而按證券及期貨條例第XV部第2及第3分部知會本公司及聯交所有關權益及淡倉的人士(本公司董事或最高行政人員除外)如下：

股東名稱	身份	於股份及相關股份之權益	佔已發行股本百份比
• *好倉*			
上實集團	由其擁有控制權益的公司持有	546,820,710 *(附註(i))*	51.04%
摩根士丹利	由其擁有控制權益的公司持有	58,949,572	5.50%
摩根大通	實益擁有人	1,019,000	0.10%
	投資經理	2,191,530	0.20%
	保管人－法團核准借出代理人	60,851,644	5.68%
瑞士銀行	實益擁有人	14,366,647	1.34%
	對股份持有保證權益的人	13,412,208	1.25%
	由其擁有控制權益的公司持有	26,837,519	2.51%
• *淡倉*			
上實集團	由其擁有控制權益的公司持有	86,218,331 *(附註(ii))*	8.05%
摩根士丹利	由其擁有控制權益的公司持有	13,619,678	1.27%
摩根大通	實益擁有人	400,000	0.04%
瑞士銀行	由其擁有控制權益的公司持有	10,304,518	0.96%

附註:

(i) 上實集團透過其全資附屬公司，即上海投資控股有限公司.、SIIC Capital (B.V.I.) Ltd.、上海實業崇明開發建設有限公司、上海實業貿易有限公司及SIIC Treasury (B.V.I.) Ltd.分別持有466,644,371股、80,000,000股、10,000股、150,000股及16,339股本公司股份及相關股份，因此，上實集團被視作擁有上述公司各自所持有之本公司股份及相關股份權益。

(ii) 上實集團被視為持有86,218,331股本公司相關股份的淡倉，此乃根據Shanghai Industrial Investment Treasury Co. Ltd.所發行，由上實集團提供無條件及不可撤回擔保，可轉換為本公司股份的二零零九年三月到期零息擔保可換股債券的若干上市股本衍生工具。

(c) 於最後實際可行日期，就各董事所知，下列董事亦為上實集團董事或僱員：

董事姓名	於上實集團所持職位
蔡來興先生	董事長
蔡育天先生	執行董事及總裁
呂明方先生	執行董事
丁忠德先生	執行董事
周　杰先生	常務副總裁
錢世政先生	副總裁及計劃財務部總經理
姚　方先生	副總裁
唐　鈞先生	審計部總經理及計劃財務部副總經理

(d) 於最後實際可行日期，就董事所知，下列人士及公司(本集團成員公司除外)以下列方式直接或間接擁有附帶權利，可在任何情況下於下列本集團成員公司(本公司除外)的股東大會上投票權的已發行股本10%或以上的權益：

本集團成員公司名稱	主要股東姓名／名稱	股本類別	所持登記股份百分比
常州藥業股份有限公司	常州國有資產投資經營總公司	股本權益	23.05%
正大青春寶藥業有限公司	中國(杭州)青春寶集團有限公司	股本權益	20%
	杭州市正大青春寶職工持股協會	股本權益	20%
赤峰艾克製藥科技股份有限公司	深圳益公實業有限公司	股本權益	14.67%
赤峰蒙欣藥業有限公司	赤峰製藥(集團)有限責任公司	股本權益	17.91%
廣東天普生化醫藥股份有限公司	廣州市博普生物技術有限公司	股本權益	23.06%
	傅和亮	股本權益	11.98%
廣州天普海外藥業有限公司	廣州市博普生物技術有限公司	股本權益	27.62%

本集團成員公司名稱	主要股東姓名／名稱	股本類別	所持登記股份百分比
杭州胡慶餘堂藥業有限公司	杭州胡慶餘堂集團有限公司	股本權益	44.9566%
遼寧好護士藥業(集團)有限責任公司	中世紀國際有限公司	股本權益	15%
	鄭繼宇	股本權益	16.47%
Mergen Biotech Limited	Excellent Hope Holdings Inc.	普通股	10.99%
	Sino-Alliance International, Ltd	普通股	18.6%
上海奇異牙科器材有限公司	上海齒科材料廠奇新綜合經營服務部	股本權益	10%
上海勝利醫療器械有限公司	ACCS Products Inc. USA	股本權益	25%
上海醫創中醫藥科研開發中心有限公司	上海中醫大科技發展公司	股本權益	45%
上海雲湖醫藥藥材股份有限公司	上海雲湖醫藥藥材股份有限公司職工持股會	股本權益	15.45%
上海雲湖悦民大藥房有限公司	上海源豐藥房	股本權益	30%
上海實業聯合集團長城藥業有限公司	錦江國際(集團)有限公司	股本權益	30%
上海實業聯合集團製藥有限公司	周一平	股本權益	22%
	許政	股本權益	17%
	馮衛	股本權益	10%
廈門中藥廠有限公司	廈門輕工集團有限公司	股本權益	30%
成都永發印務有限公司	四川水井坊股份有限公司	股本權益	20%
	成都江氏投資有限公司	股本權益	19%
	四川惠澤投資有限公司	股本權益	10%
河北永新紙業有限公司	新南(天津)紙業有限公司	股本權益	29%
許昌永昌印務有限公司	許昌捲烟總廠	股本權益	20.6%
	汕頭保税區金光實業有限公司	股本權益	28.4%

(e) 除以上所披露者外，於最後實際可行日期：

(i) 就董事所知，董事或本公司的最高行政人員，概無擁有於本公司或其任何相聯法團(按證券及期貨條例第XV部涵義)的任何股份或相關股份中的任何權益或淡倉或債權證中的任何權益，根據證券及期貨條例第XV部第7及8分部必須通知本公司及聯交所(包括根據該等證券及期貨條例條文彼等被認為或被視作持有的權益或淡倉)；或根據證券及期貨條例第352條須列入該條例所述的登記冊；或根據標準守則須通知本公司及聯交所；及

(ii) 就董事所知，並無任何人士於任何本公司股份及相關股份擁有任何權益或淡倉而須根據證券及期貨條例第XV部第2及3分部必須通知本公司及聯交所；或直接或間接擁有附帶在所有情況下於本集團任何其他成員公司股東大會上投票權的已發行股本面值10%或以上的權益，或有關此等股本的任何購股期權。

3. 董事服務合約

於最後實際可行日期，概無董事與本集團任何成員公司訂立或擬訂立本集團不得在一年內毋須支付賠償(法定賠償除外)而予以終止之服務合約。

4. 董事於競爭業務之權益

於最後實際可行日期，就各董事所知，根據上市規則，董事或彼等各自之聯繫人士並無被認為於與本集團業務構成或可能構成直接或間接競爭，或與本集團有任何其他利益衝突之任何業務中擁有權益。

5. 董事於對本集團而言屬重大之本集團資產或合約或安排之權益

於最後實際可行日期，自二零零六年十二月三十一日(本集團最近期公佈之經審核帳目結算日)以來，概無董事於本公司或本集團任何附屬公司收購或出售或租用或建議由本公司或本集團任何附屬公司收購或出售或租用之任何資產中，擁有任何直接或間接權益。

於最後實際可行日期，概無董事對本集團業務而言屬重大且於本通函日期仍然有效之任何合約或安中擁有重大權益。

6. 重大合約

本集團成員公司於本通函日期前兩年內訂立而屬於或可能屬於重大之合約(並非於日常業務過程中訂立之合約)如下：

(a) Shanghai Industrial YKB Limited於二零零六年四月六日建議上海實業醫藥投資股份有限公司之股權分置改革方案；

(b) 上實食品控股有限公司、上海牛奶(集團)有限公司、Danone Asia Pte. Ltd.及東方希望集團有限公司於二零零六年四月十二日建議光明乳業股份有限公司之股權分置改革方案；

(c) 上實食品控股有限公司作為賣方與Danone Asia Pte. Ltd.作為買方於二零零六年四月十二日就轉讓44,099,410股光明乳業股份有限公司股份訂立協議；

(d) 上實基建控股有限公司作為賣方與中遠碼頭(浦東)有限公司作為買方於二零零六年四月十九日就出售上海浦東國際集裝箱碼頭有限公司10%權益訂立協議;

(e) 上海滬寧高速(上海段)發展有限公司與上海市市政工程管理局於二零零六年六月十三日就特許經營合同訂立補充協議；

(f) 上海滬寧高速(上海段)發展有限公司與上海公路建設總公司於二零零六年六月十三日就滬寧高速公路(上海段)拓寬及改建工程進行期間收取通行費訂立協議；

(g) 上海滬寧高速(上海段)發展有限公司與上海公路建設總公司於二零零六年六月十三日就拓寬及改建滬寧高速公路(上海段)工程訂立協議；

(h) 上海實業聯合集團商務網路發展有限公司作為賣方與聯華超市股份有限公司作為買方於二零零六年八月二十一日就出售上海世紀聯華超市發展有限公司22.21%股本權益訂立有條件協議；

(i) 上海實業醫藥投資股份有限公司作為賣方與聯華超市股份有限公司作為買方於二零零六年八月二十一日就出售聯華電子商務有限公司18.18%股本權益訂立有條件協議；

(j) 本公司、SIHL Finance Limited及由銀行和金融機構組成之銀團於二零零六年十一月十六日就一筆為期五年達30億港元的定期貸款及循環貸款融資訂立融資協議；

(k) 本公司、上實醫藥健康產品有限公司及上海實業醫藥投資股份有限公司於二零零七年五月十五日就上實醫藥健康產品有限公司認購46,770,000股上海實業醫藥投資股份有限公司流通股及本公司之有關附屬公司向上海實業醫藥投資股份有限公司及／或其附屬公司轉讓正大青春寶藥業有限公司之55%股權、杭州胡慶餘堂藥業之51.0069%股權、廈門中藥廠有限公司之61%股權、遼寧好護士藥業(集團)有限責任公司之55%股權，以及杭州胡慶餘堂國藥號有限公司之29%股權(增資完成後)訂立協議及於二零零七年八月二十一日訂立補充協議補充該協議；

(l) 本公司、上海汽車工業香港有限公司及S.I. Automobile Development Holdings Ltd. 於二零零七年六月十二日就轉讓S.I. Automobile Development Holdings Ltd.之全部已發行股本及應收S.I. Automobile Development Holdings Ltd.之股東貸款訂立協議；

(m) S.I. Automobile Development Ltd.與上海汽車股份有限公司於二零零七年六月十二日就轉讓上海滙眾汽車製造有限公司之50%股權訂立協議；

(n) S.I. Automobile Development Ltd.與上海汽車股份有限公司於二零零七年六月十二日就轉讓上海萬眾汽車零部件有限公司之50%股權訂立協議；

(o) 本公司與徐滙國資委於二零零七年六月二十七日就向上海城開增資訂立協議；

(p) 本公司與徐滙國資委於二零零七年六月二十七日就上海城開將改制成為中外合資經營企業之合作經營訂立合營合同；

(q) 本公司與徐滙國資委於二零零七年六月二十七日就上海城開將改制成為中外合資經營企業之合作經營訂立合營章程；

(r) 上實食品控股有限公司與Danone Asia Pte. Ltd.於二零零七年十月十五日就光明乳業股份有限公司10.005%股權訂立買賣協議；及

(s) 產權交易合同。

7. 重大不利變動

據董事所悉，自二零零六年十二月三十一日（本公司最近期公佈之經審核帳目結算日）以來，本集團財務或貿易狀況並無任何重大不利變動。

8. 訴訟

據董事所知，於最後實際可行日期，本公司或其任何附屬公司未曾涉及任何重大訴訟或仲裁，而本公司或其任何附屬公司概無任何尚未了結或面臨任何重大訴訟或仲裁。

9. 專業人士

(a) 以下為在本通函提供意見或建議的專業人士資格：

名稱	資格
德勤•關黃陳方會計師行	執業會計師
戴德梁行有限公司	國際物業估值師
錦天城律師事務所	中國法律顧問

(b) 於最後實際可行日期，德勤•關黃陳方會計師行、戴德梁行有限公司及錦天城律師事務所於本集團任何成員公司之任何股份中，概無實益或非實益權益；或任何認購或提名他人認購任何本集團成員公司股份之權益。

(c) 德勤•關黃陳方會計師行、戴德梁行有限公司及錦天城律師事務所已作出且並無撤回其有關刊發本通函，按本通函之形式及文意載入於其函件及／或於通函中引述其名稱之同意書。

(d) 於最後實際可行日期，自二零零六年十二月三十一日（本集團最近期公佈之經審核帳目結算日）以來，德勤•關黃陳方會計師行、戴德梁行有限公司及錦天城律師事務所概無於本公司或本集團任何附屬公司收購或出售或租用或建議由本公司或本集團任何附屬公司收購或出售或租用之任何資產中，擁有任何直接或間接權益。

(e) 城開集團日期為二零零七年十二月十九日之會計師報告載於本通函附錄二。

(f) 於完成後日期為二零零七年十二月十九日之經擴大集團未經審核備考資產及負債報表之會計師函件載於本通函附錄三。

(g) 由戴德梁行出具日期為二零零七年十二月十九日之評估報告載於本通函附錄四。

10. 其他事項

(a) 本公司的註冊辦事處為香港灣仔告士打道三十九號夏慤大廈二十六樓。

(b) 本公司的股份過戶登記處為卓佳秘書商業服務有限公司，地址為香港灣仔皇后大道東二十八號金鐘滙中心二十六樓。

(c) 本公司的公司秘書為黃美玲女士，彼為英國特許秘書及行政人員公會及香港特許秘書公會資深會員。

(d) 本公司的合資格會計師為李劍峰先生，彼為英國特許公認會計師公會及香港會計師公會資深會員。

(e) 本通函的中、英文本如有歧異，概以英文本為準。

11. 備查文件

下列文件之副本由即日起至二零零八年一月二日(包括該日)止時間內於本公司之註冊辦事處，地址為香港灣仔港灣道告士打道三十九號夏慤大廈二十六樓可供查閱：

(a) 本公司之組織章程大綱及細則；

(b) 本附錄五「重大合約」一節所載之合約；

(c) 本公司截至二零零五年十二月三十一日及二零零六年十二月三十一日止兩個年度各年之經審核財務報表；

(d) 城開集團之會計師報告，其全文載於本通函附錄二；

(e) 經擴大集團之未經審核備考財務資料及會計師之相應函件，其全文載於本通函附錄三；

(f) 戴德梁行有限公司之函件、估值概要及估值證書，其全文載於本通函附錄四；

(g) 本附錄五所載「專業人士」一節所載之同意書；

(h) 根據上市規則第14章及／或14A章所載之規定，下列已刊發通函乃自二零零六年十二月三十一日（本公司最近期公佈之經審核帳目結算日）起已刊發：

(i) 日期為二零零七年六月二十七日之通函，乃有關上海實業醫藥投資股份有限公司發行新流通股及向上海實業醫藥投資股份有限公司轉讓資產；

(ii) 日期為二零零七年七月四日之通函，乃有關出售 S.I. Automobile Development Holdings Limited的股權及其應付之股東貸款，以及上海滙眾汽車製造有限公司及上海萬眾汽車零部件有限公司之股本權益；

(iii) 日期為二零零七年七月十九日之通函，乃有關一家中國合營公司之須予披露交易；

(iv) 日期為二零零七年十一月五日之通函，乃有關增持光明乳業股份有限公司股權之須予披露交易；及

(v) 日期為二零零七年十一月九日之通函，乃有關建議分拆永發印務有限公司在聯交所主板獨立上市之可能須予披露交易及於主要附屬公司之權益重大攤薄、持續關連交易及採納永發印務有限公司之購股期權計劃。

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